Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-185443

Prospectus

Aleris International, Inc.

(as Issuer)

Aleris Corporation

(as Parent Guarantor)

Exchange Offer for

$500,000,000 7 7/8% Senior Notes due 2020

The Exchange Offer:

•

We are offering to exchange up to $500,000,000 of our new 7 7/8% Senior Notes due 2020, registered under the Securities Act of 1933, as amended (the “Securities Act”), which we refer to as the exchange notes, for up to $500,000,000 of our outstanding 7 7/8% Senior Notes due 2020, which we refer to as the outstanding notes.

•	The exchange offer will expire at 12:00 midnight, New York City time on January 22, 2013, unless we extend it. We do not currently intend to extend the expiration date.

•	You may withdraw tenders of outstanding notes at any time prior to the expiration date of the exchange offer.

•	We will not receive any cash proceeds from the exchange offer.

The Exchange Notes:

•	We are offering exchange notes to satisfy certain obligations under the registration rights agreement entered into in connection with the private offering of the outstanding notes.

•	The exchange notes will represent the same debt as the outstanding notes and we will issue the exchange notes under the same indenture as the outstanding notes.

•

The exchange notes are substantially identical to the outstanding notes, except that the exchange notes have been registered under the federal securities laws, are not subject to transfer restrictions and are not entitled to certain registration rights relating to the outstanding notes.

•	There is no existing public market for the outstanding notes or the exchange notes offered hereby.

•	We do not intend to list the exchange notes on any securities exchange or seek approval for quotation through any automated trading system.

Broker-dealers receiving exchange notes in exchange for outstanding notes acquired for their own account through market-making or other trading activities must acknowledge that they will deliver this prospectus in any resale of the exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of the exchange notes received in exchange for outstanding notes that were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

You should consider carefully the “Risk Factors” beginning on page 30 of this prospectus before participating in the exchange offer.

Neither the Securities and Exchange Commission, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 21, 2012

You should rely only on the information contained in this prospectus and any applicable prospectus supplement or amendment. We have not authorized anyone to provide you with any additional or different information. This prospectus is not an offer to sell, nor is it an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover of this prospectus, but our business, prospects, financial condition or results of operations may have changed since that date.

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Aleris International, Inc. is a Delaware corporation. Our principal executive offices are located at 25825 Science Park Drive, Suite 400, Cleveland, Ohio 44122 and our telephone number at that address is (216) 910-3400. You may find additional information about us and our subsidiaries on our website at www.aleris.com. The information contained on, or that can be accessed through, our website is not incorporated by reference in, and is not a part of, this prospectus.

BASIS OF PRESENTATION

As used in this prospectus, unless otherwise specified or the context otherwise requires, “Aleris,” “Aleris International,” “we,” “our,” “us,” and the “Company” refer to Aleris International, Inc., the issuer of the outstanding notes, together with its consolidated subsidiaries. Aleris Corporation is our direct parent and a guarantor of the outstanding notes (referred to herein as the “parent guarantor”). The subsidiary guarantors of the outstanding notes are referred to herein as the “subsidiary guarantors” and, together with the parent guarantor, as the “guarantors.”

Aleris Corporation was formed in order to acquire the assets and operations of the entity formerly known as Aleris International, Inc. (the “Predecessor”) through the Predecessor’s plan of reorganization and emergence from bankruptcy. Aleris International, Inc. emerged from bankruptcy on June 1, 2010 (the “Emergence Date”). Pursuant to the First Amended Joint Plan of Reorganization as modified (the “Plan of Reorganization”), the Predecessor transferred all of its assets to subsidiaries of Intermediate Co., a newly formed entity that is wholly owned by Aleris Corporation. In exchange for the acquired assets, Intermediate Co. contributed shares of common stock and senior subordinated exchangeable notes to the Predecessor. These instruments were then distributed or sold pursuant to the Plan of Reorganization. The Predecessor then changed its name to “Old AII, Inc.” and was dissolved and Intermediate Co. changed its name to Aleris International, Inc.

Aleris Corporation has been considered the “Successor” to the Predecessor by virtue of the fact that its only operations and all of its assets are those of Aleris International, the direct acquirer of the Predecessor. As a result, the Successor’s financial results are presented alongside those of the Predecessor herein. In accordance with the provisions of Financial Accounting Standards Board Accounting Standards Codification 852, “Reorganizations,” we applied fresh-start accounting upon the emergence and became a new entity for financial reporting purposes as of the Emergence Date. This dramatically impacted 2010 operating results as certain pre-bankruptcy debts were discharged in accordance with the Plan of Reorganization immediately prior to emergence and assets and liabilities were adjusted to their fair values upon emergence. As a result, the financial information of the Successor subsequent to emergence from Chapter 11 is not comparable to that of the Predecessor prior to emergence. For certain percentages and amounts presented in this prospectus, the Successor and Predecessor results have been combined to derive “Combined” results for the year ended December 31, 2010.

Aleris Corporation, our direct parent holding company under whose name all of our future SEC filings will be made, has guaranteed the outstanding notes, and, as a result, although we are the issuer of the outstanding notes, as permitted by SEC rules, the financial and other information presented in this prospectus for Successor periods is that of Aleris Corporation, unless otherwise noted. Aleris Corporation has no interests, operations or activities other than through its direct ownership of 100% of our company and, accordingly, our financial statements would be substantially similar to those of Aleris Corporation included in this prospectus.

Notwithstanding the foregoing, with respect to the historical financial information and other data presented in this prospectus, including under the headings “Prospectus Summary—Summary Historical Consolidated Financial and Other Data,” “Ratio of Earnings to Fixed Charges,” “Capitalization,” “Selected Historical Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as in the audited and unaudited consolidated financial statements included elsewhere in this prospectus, “Aleris,” “we,” “our,” “us,” and the “Company” refer to (1) the Predecessor for periods ending on or prior to May 31, 2010, and (2) Aleris Corporation, the Successor for periods beginning after May 31, 2010.

INDUSTRY DATA

Information in this prospectus concerning processing volumes, production capacity, rankings and other industry information, including our general expectations concerning the rolled aluminum products and aluminum industries, are based on estimates prepared by us using certain assumptions and our knowledge of these industries as well as data from third party sources. Our estimates, in particular as they relate to our general expectations concerning the aluminum industry, involve risks and uncertainties and are subject to changes based on various factors, including those discussed under “Risk Factors” in this prospectus.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about us and the industry in which we operate and beliefs and assumptions made by our management. Forward-looking statements should be read in conjunction with the cautionary statements and other important factors included in this prospectus under “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” which include descriptions of important factors which could cause actual results to differ materially from those contained in the forward-looking statements. Our expectations, beliefs and projections are expressed in good faith, and we believe we have a reasonable basis to make these statements through our management’s examination of historical operating trends, data contained in our records and other data available from third parties, but there can be no assurance that our management’s expectations, beliefs or projections will result or be achieved.

The discussions of our financial condition and results of operations may include various forward-looking statements about future costs and prices of commodities, production volumes, industry trends, demand for our products and services, anticipated cost savings, anticipated benefits from new products or facilities and projected results of operations. Statements contained in this prospectus that are not historical in nature are considered to be forward-looking statements. They include statements regarding our expectations, hopes, beliefs, estimates, intentions or strategies regarding the future. The words “may,” “could,” “would,” “should,” “will,” “believe,” “expect,” “anticipate,” “plan,” “estimate,” “target,” “project,” “look forward to,” “intend” and similar expressions are intended to identify forward-looking statements.

The forward-looking statements set forth in this prospectus regarding, among other things, future costs and prices of commodities, production volumes, industry trends, anticipated cost savings, anticipated benefits from new products or facilities, projected results of operations, achievement of production efficiencies, capacity expansions, estimates of volumes, revenues, profitability and net income in future quarters, future prices and demand for our products, and estimated cash flows and sufficiency of cash flows to fund capital expenditures, reflect only our expectations regarding these matters. Forward-looking statements involve known and unknown risks and uncertainties, which could cause actual results to differ materially from those contained in or implied by any forward-looking statement. Important factors that could cause actual results to differ materially from the forward-looking statements include, but are not limited to:

•	our ability to successfully implement our business strategy;

•	the cyclical nature of the aluminum industry, our end-use segments and our customers’ industries;

•	our ability to fulfill our substantial capital investment requirements;

•	variability in general economic conditions on a global or regional basis;

•	our ability to retain the services of certain members of our management;

•

our ability to enter into effective metal, natural gas and other commodity derivatives or arrangements with customers to manage effectively our exposure to commodity price fluctuations and changes in the pricing of metals;

•	our internal controls over financial reporting and our disclosure controls and procedures may not prevent all possible errors that could occur;

•	increases in the cost of raw materials and energy;

•	the loss of order volumes from any of our largest customers;

•	our ability to retain customers, a substantial number of whom do not have long-term contractual arrangements with us;

•	our ability to generate sufficient cash flows to fund our capital expenditure requirements and to meet our debt obligations;

•	competitor pricing activity, competition of aluminum with alternative materials and the general impact of competition in the industry segments we serve;

•	risks of investing in and conducting operations on a global basis, including political, social, economic, currency and regulatory factors;

•	current environmental liabilities and the cost of compliance with and liabilities under health and safety laws;

•	labor relations (i.e., disruptions, strikes or work stoppages) and labor costs;

•	our levels of indebtedness and debt service obligations;

•	the possibility that we may incur additional indebtedness in the future;

•	limitations on operating our business as a result of covenant restrictions under our indebtedness, and our ability to pay amounts due under the notes; and

•	our ability to repurchase the notes upon a change of control.

Additional risks, uncertainties and other factors that may cause our actual results, performance or achievements to be different from those expressed or implied in our written or oral forward-looking statements may be found under “Risk Factors” contained in this prospectus.

These factors and other risk factors disclosed in this prospectus and elsewhere are not necessarily all of the important factors that could cause our actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors could also harm our results. Consequently, there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, you are cautioned not to place undue reliance on such forward-looking statements.

The forward-looking statements contained in this prospectus are made only as of the date of this prospectus. Except to the extent required by law, we do not undertake, and specifically decline any obligation, to update any forward-looking statements or to publicly announce the results of any revisions to any of such statements to reflect future events or developments.

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SUMMARY

This summary highlights significant aspects of our business and certain information appearing elsewhere in this prospectus. You should read the entire prospectus carefully before participating in the exchange offer, including the section entitled “Risk Factors” and the financial statements and related notes included elsewhere in this prospectus.

EBITDA, Adjusted EBITDA and commercial margin are defined and discussed in footnotes (a), (b) and (c) in “Summary Historical Consolidated Financial and Other Data.” Segment Adjusted EBITDA and segment commercial margin are defined and discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Segments.”

Our Company

Overview

We are a global leader in the manufacture and sale of aluminum rolled and extruded products, aluminum recycling and specification alloy manufacturing, with locations in North America, Europe and China. Our business model strives to reduce the impact of aluminum price fluctuations on our financial results and protect and stabilize our margins, principally through pass-through pricing (market-based aluminum price plus a conversion fee), tolling arrangements (conversion of customer-owned material) and derivative financial instruments.

We operate 42 production facilities worldwide, with 15 production facilities that provide rolled and extruded aluminum products and 27 recycling and specification alloy manufacturing plants. We are currently constructing our 43rd production facility, a state-of-the-art aluminum rolling mill in China that will produce semi-finished rolled aluminum products (the “Zhenjiang rolling mill”). We possess a combination of low-cost, flexible and technically advanced manufacturing operations supported by an industry-leading research and development platform. Our facilities are strategically located to service our customers, which include a number of the world’s largest companies in the aerospace, automotive and other transportation industries, building and construction, containers and packaging and metal distribution industries.

For the nine months ended September 30, 2012 and the year ended December 31, 2011, we generated revenues of $3.4 billion and $4.8 billion, respectively, net income attributable to Aleris Corporation of $114.5 million and $161.6 million, respectively, Adjusted EBITDA of $248.6 million and $331.6 million, respectively, and commercial margin of $1.3 billion and $1.8 billion, respectively. For the nine months ended September 30, 2012, approximately 54% of our revenues were derived from North America and the remaining 46% were derived from the rest of the world. Adjusted EBITDA and commercial margin are non-U.S. GAAP financial measures. Please see footnotes (b) and (c) in “—Summary Historical Consolidated Financial and Other Data” for a definition and discussion of Adjusted EBITDA and commercial margin as well as a reconciliation of Adjusted EBITDA to net income attributable to Aleris Corporation and a reconciliation of revenues to commercial margin.

The Company’s operating structure includes two global business units, Global Rolled and Extruded Products and Global Recycling. Within our two global business units, we report five operating segments: Rolled Products North America (“RPNA”), Rolled Products Europe (“RPEU”), Extrusions, Recycling and Specification Alloys North America (“RSAA”), and Recycling and Specification Alloys Europe (“RSEU”). The following charts present the percentage of our consolidated revenue by segment and by end-use for the nine months ended September 30, 2012:

Rolled Products North America

We are a producer of rolled aluminum products with leading positions in the North American transportation, building and construction, and metal distribution end-use industries. We produce aluminum sheet and fabricated products using direct-chill and continuous-cast processes at eight production facilities in North America. We believe that many of our facilities are low cost, flexible and allow us to maximize our use of scrap with proprietary manufacturing processes providing us with a competitive advantage.

Substantially all of our rolled aluminum products are produced in response to specific customer orders. Our rolling mills have the flexibility to utilize primary or scrap aluminum, which allows us to optimize input costs and maximize margins. For the year ended December 31, 2011, approximately 90% of our RPNA segment’s revenues were derived utilizing a formula pricing model which allows us to pass through risks from the volatility of aluminum price changes by charging a market-based aluminum price plus a conversion fee.

The following table presents segment volume, revenues, commercial margin, income and Adjusted EBITDA for our RPNA segment for the periods presented:

	(Successor)		(Predecessor)		(Successor)
(Dollars in millions, except per ton measures, volumes in thousands of tons)	For the year ended December 31, 2011	For the seven months ended December 31, 2010	For the five months ended May 31, 2010	For the year ended December 31, 2009	For the nine months ended September 30, 2012	For the nine months ended September 30, 2011
Metric tons invoiced	370.5	213.7	156.9	309.4	304.8	287.2
Revenues	$1,346.4	$699.4	$507.2	$893.6	$1,003.3	$1,054.6
Segment commercial margin(1)	$458.5	$237.7	$172.1	$354.6	$368.1	$352.0
Segment commercial margin per ton invoiced	$1,237.4	$1,112.2	$1,097.3	$1,146.1	$1,207.7	$1,225.6
Segment income	$111.1	$44.9	$49.4	$89.7	$91.2	$86.3
Segment Adjusted EBITDA(1)	$104.9	$44.5	$43.6	$64.3	$88.2	$83.3
Segment Adjusted EBITDA per ton invoiced	$283.0	$208.4	$277.8	$208.0	$289.3	$290.0

(1)	Segment commercial margin and segment Adjusted EBITDA are non-U.S. GAAP financial measures. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Segments” for a definition and discussion of segment commercial margin and segment Adjusted EBITDA and reconciliations to revenues and segment income, respectively.

Rolled Products Europe

Our RPEU segment consists of two rolled aluminum products manufacturing facilities, located in Germany and Belgium, as well as an aluminum casting plant in Germany that produces rolling slab and billets used by our RPEU and Extrusions segments. This segment produces rolled products for a wide variety of technically sophisticated applications, including aerospace plate and sheet, brazing sheet (clad aluminum material used for, among other applications, vehicle radiators and HVAC systems), automotive sheet, and heat treated plate for engineering uses, as well as for other uses in the transportation, construction, and packaging industries. Substantially all of our rolled aluminum products in Europe are manufactured to specific customer requirements using direct-chill ingot cast technologies that allow us to use and offer a variety of alloys and products for a number of technically demanding end-uses. We compete successfully in these highly technical applications based on our industry-leading research and development capabilities as well as our state-of-the-art facilities.

The following table presents segment volume, revenues, commercial margin, income and Adjusted EBITDA for our RPEU segment for the periods presented:

	(Successor)		(Predecessor)		(Successor)
(Dollars in millions, except per ton measures, volumes in thousands of tons)	For the year ended December 31, 2011	For the seven months ended December 31, 2010	For the five months ended May 31, 2010	For the year ended December 31, 2009	For the nine months ended September 30, 2012	For the nine months ended September 30, 2011
Metric tons invoiced	314.4	184.0	120.0	231.8	222.8	246.9
Revenues	$1,541.6	$763.7	$464.4	$936.7	$1,008.7	$1,206.7
Segment commercial margin(1)	$605.3	$310.7	$187.5	$422.5	$434.4	$464.4
Segment commercial margin per ton invoiced	$1,925.2	$1,688.8	$1,561.8	$1,822.5	$1,950.2	$1,880.9
Segment income	$157.6	$40.4	$55.1	$37.2	$126.4	$120.8
Segment Adjusted EBITDA(1)	$151.5	$75.0	$29.4	$32.6	$119.3	$121.1
Segment Adjusted EBITDA per ton invoiced	$481.9	$407.5	$245.0	$140.5	$535.4	$490.6

(1)	Segment commercial margin and segment Adjusted EBITDA are non-U.S. GAAP financial measures. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Segments” for a definition and discussion of segment commercial margin and segment Adjusted EBITDA and reconciliations to revenues and segment income, respectively.

Extrusions

The extruded products business includes five extrusion facilities located in Germany, Belgium and China. Industrial extrusions are made in all locations and the production of extrusion systems, including building systems, is concentrated in Vogt, Germany. Large extrusions and project business serving rail and other transportation sectors are concentrated in Bonn, Germany and Tianjin, China. Rods and hard alloys serving the aerospace, automotive, and industrial sectors are produced in Duffel, Belgium. The extruded aluminum products are produced for the automotive, transportation (rail and shipbuilding), electrical, mechanical engineering, and building and construction industries. We further serve our customers by performing value-added fabrication on most of our extruded products.

The following table presents segment volume, revenues, commercial margin, income and Adjusted EBITDA for our Extrusions segment for the periods presented:

	(Successor)		(Predecessor)		(Successor)
(Dollars in millions, except per ton measures, volumes in thousands of tons)	For the year ended December 31, 2011	For the seven months ended December 31, 2010	For the five months ended May 31, 2010	For the year ended December 31, 2009	For the nine months ended September 30, 2012	For the nine months ended September 30, 2011
Metric tons invoiced	75.7	41.8	30.2	65.0	53.4	59.5
Revenues	$410.3	$214.6	$132.5	$342.9	$276.7	$323.9
Segment commercial margin(1)	$164.8	$92.2	$60.0	$152.2	$121.8	$128.2
Segment commercial margin per ton invoiced	$2,177.4	$2,206.7	$1,985.8	$2,341.8	$2,280.4	$2,154.6
Segment income (loss)	$10.9	$5.3	$2.7	$(1.7)	$16.5	$9.4
Segment Adjusted EBITDA(1)	$7.9	$10.4	$1.1	$0.6	$13.8	$8.1
Segment Adjusted EBITDA per ton invoiced	$104.1	$248.4	$35.7	$9.2	$257.8	$135.7

(1)	Segment commercial margin and segment Adjusted EBITDA are non-U.S. GAAP financial measures. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Segments” for a definition and discussion of segment commercial margin and segment Adjusted EBITDA and reconciliations to revenues and segment income (loss), respectively.

Recycling and Specification Alloys North America

We are a leading recycler of aluminum and manufacturer of specification alloys serving customers in North America. Our recycling operations primarily convert aluminum scrap, dross (a by-product of the melting process) and other alloying agents as needed and deliver the recycled metal and specification alloys in molten or ingot form to our customers. We believe that the benefits of recycling, which include substantial energy and capital investment savings relative to the cost of smelting primary aluminum, support the long-term growth of this method of aluminum production, especially as concerns over energy use and carbon emissions grow. Our specification alloy operations combine various aluminum scrap types with hardeners and other additives to produce alloys with chemical compositions and specific properties, including increased strength, formability and wear resistance, as specified by customers for their particular application. Our specification alloy operations principally service customers in the automotive industry. Our other recycling operations typically service other aluminum producers and manufacturers, generally under tolling arrangements, where we convert customer-owned scrap and dross and return the recycled metal to our customers for a fee. For the year ended December 31, 2011, approximately 61% of the total volumes shipped by our RSAA segment were under tolling arrangements. We use tolling arrangements to both reduce our metal commodity exposure and our overall working capital requirements. We operate 21 strategically located production plants in North America, with 19 in the United States, one in Canada and one in Mexico.

The following table presents segment volume, revenues, commercial margin, income and Adjusted EBITDA for our RSAA segment for the periods presented:

	(Successor)		(Predecessor)		(Successor)
(Dollars in millions, except per ton measures, volumes in thousands of tons)	For the year ended December 31, 2011	For the seven months ended December 31, 2010	For the five months ended May 31, 2010	For the year ended December 31, 2009	For the nine months ended September 30, 2012	For the nine months ended September 30, 2011
Metric tons invoiced	894.7	567.6	342.7	690.6	662.6	670.5
Revenues	$983.8	$540.5	$373.7	$564.2	$732.4	$750.3
Segment commercial margin(1)	$323.2	$181.9	$122.1	$212.9	$223.3	$242.0
Segment commercial margin per ton invoiced	$361.3	$320.5	$356.3	$308.3	$336.9	$360.9
Segment income	$80.9	$33.8	$29.7	$18.9	$40.4	$62.2
Segment Adjusted EBITDA(1)	$80.9	$35.7	$29.7	$22.5	$40.4	$62.2
Segment Adjusted EBITDA per ton invoiced	$90.4	$62.9	$86.6	$32.6	$61.0	$92.8

(1)	Segment commercial margin and segment Adjusted EBITDA are non-U.S. GAAP financial measures. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Segments” for a definition and discussion of segment commercial margin and segment Adjusted EBITDA and reconciliations to revenues and segment income, respectively.

Recycling and Specification Alloys Europe

We are a leading European recycler of aluminum scrap and magnesium through our RSEU segment. Our recycling operations primarily convert aluminum scrap, dross and other alloying agents as needed and deliver the recycled metal and specification alloys in molten or ingot form to our customers. Our European recycling business consists of six facilities located in Germany, Norway and Wales. Our RSEU segment supplies specification alloys to the European automobile industry and serves other European aluminum industries from its plants. The segment’s specification alloy operations combine various aluminum scrap types with hardeners and other additives to produce alloys with chemical compositions and specific properties, including increased strength, formability and wear resistance, as specified by customers for their particular applications. Our recycling operations typically service other aluminum producers and manufacturers, generally under tolling arrangements, where we convert customer-owned scrap and dross and return the recycled metal to our customers for a fee.

The following table presents segment volume, revenues, commercial margin, income and Adjusted EBITDA for our RSEU segment for the periods presented:

	(Successor)		(Predecessor)		(Successor)
(Dollars in millions, except per ton measures, volumes in thousands of tons)	For the year ended December 31, 2011	For the seven months ended December 31, 2010	For the five months ended May 31, 2010	For the year ended December 31, 2009	For the nine months ended September 30, 2012	For the nine months ended September 30, 2011
Metric tons invoiced	387.2	221.3	151.0	310.6	295.9	302.0
Revenues	$685.1	$332.9	$214.5	$353.6	$456.8	$544.7
Segment commercial margin(1)	$210.4	$112.9	$71.8	$129.9	$142.1	$165.8
Segment commercial margin per ton invoiced	$543.3	$510.1	$475.6	$418.3	$480.2	$549.1
Segment income (loss)	$35.3	$16.8	$10.9	$(1.5)	$17.4	$31.6
Segment Adjusted EBITDA(1)	$35.3	$20.7	$10.9	$(4.4)	$17.4	$31.6
Segment Adjusted EBITDA per ton invoiced	$91.1	$93.4	$72.4	$(14.3)	$58.8	$104.7

(1)	Segment commercial margin and segment Adjusted EBITDA are non-U.S. GAAP financial measures. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Segments” for a definition and discussion of segment commercial margin and segment Adjusted EBITDA and reconciliations to revenues and segment income (loss), respectively.

Our Industry

Aluminum is a widely-used, attractive industrial material. Compared to several alternative metals such as steel and copper, aluminum is lightweight, has a high strength-to-weight ratio and is resistant to corrosion. CRU International Limited estimates that the ratio of growth in metal consumption to growth in GDP to be 1.26 for aluminum versus 0.94, 0.87 and 0.86 for nickel, copper and zinc, respectively. Aluminum can be recycled repeatedly without any material decline in performance or quality. The recycling of aluminum delivers energy and capital investment savings relative to both the cost of producing primary aluminum and many other competing materials. The penetration of aluminum into a wide variety of applications continues to grow. We believe several factors support fundamental long-term growth in aluminum consumption generally and demand for those products we produce specifically, including urbanization in emerging economies, economic recovery in developed economies and an increasing global focus on sustainability.

The following chart illustrates expected global demand for primary aluminum:

The global aluminum industry consists of primary aluminum producers with bauxite mining, alumina refining and aluminum smelting capabilities; aluminum semi-fabricated products manufacturers, including aluminum casters, recyclers, extruders and flat rolled products producers; and integrated companies that are present across multiple stages of the aluminum production chain. The industry is cyclical and is affected by global economic conditions, industry competition and product development.

Primary aluminum prices are determined by worldwide forces of supply and demand and, as a result, are volatile. This volatility has a significant impact on the profitability of primary aluminum producers whose selling prices are typically based upon prevailing London Metal Exchange (“LME”) prices while their costs to manufacture are not highly correlated to LME prices. Aluminum rolled and extruded product prices are generally determined on a metal cost plus conversion fee basis. As a result, the impact of aluminum price changes on the manufacturers of these products is significantly less than the impact on primary aluminum producers.

We participate in select segments of the aluminum fabricated products industry, including rolled and extruded products; we also recycle aluminum and produce aluminum specification alloys. We do not smelt aluminum, nor do we participate in other upstream activities, including mining bauxite or refining alumina. Since the majority of our products are sold on a market-based aluminum price plus conversion fee basis or under tolling arrangements, we are less exposed to aluminum price volatility.

Our Competitive Strengths

We believe that a combination of the following competitive strengths differentiates our business and allows us to maintain and build upon our strong industry position:

Well positioned to benefit from long-term growth in aluminum consumption

As a leader in the manufacture and sale of aluminum rolled and extruded products, as well as in aluminum recycling and specification alloy manufacturing, we believe we are well positioned to participate in the long-term growth in aluminum consumption generally, and demand for those products we produce specifically. We also believe the trend toward aluminum recycling will continue, driven by its lower energy and capital equipment costs as compared to those of primary aluminum producers.

In certain industries, such as automotive, aluminum, because of its strength-to-weight ratio, is the metal of choice for “light-weighting” and increasing fuel efficiency. As a result, aluminum is replacing other materials more rapidly than before. We believe that this trend will accelerate as increased European Union and U.S. regulations relating to reductions in carbon emissions and fuel efficiency, as well as high fuel prices, will force the automotive industry to increase its use of aluminum to “light-weight” vehicles. According to the International Aluminum Institute, global greenhouse gas savings from the use of aluminum for light-weighting vehicles have the potential to double between 2005 and 2020 to 500 million metric tons of carbon dioxide per year.

The following charts illustrate expected global demand for aluminum products:

(1) Source: CRU International Limited. (2) Europe includes CIS. Asia Pacific includes Japan, Australia, South & East Asia and China.	Source: Ducker Worldwide. Note: Based on 3,600 lbs of curb weight.

Leading positions in attractive industry segments

We believe we are the number one supplier by volume of recycled aluminum specification alloy material in the United States and Europe combined to the automotive industry and a leading supplier by volume of aluminum automotive sheet to the European automotive industry.

We believe we are the second largest supplier of heat treated aluminum sheet for automotive body sheet in Europe. Automotive body sheet is a highly engineered, technically demanding product used in exterior car body panels in order to lightweight the vehicle. We are currently finalizing construction of a cold rolling mill at our Duffel, Belgium plant that will expand our wide auto body capacity and enable us to further utilize our heat treat capabilities and meet automotive industry demand.

We believe we are the third largest global supplier of aerospace sheet and plate based on capacity. We have benefited from the historical growth trends of the aerospace industry and have diversified into commercial, regional and business jet end-use industries, as well as defense applications. The technical and quality requirements needed to supply the aerospace industry provide a significant competitive advantage. Demand for our aerospace products, which typically trend with aircraft backlog and build rates, continues to recover in 2012. From January 1, 2011 through September 2012, the order backlog of Airbus and Boeing, combined, increased 29% from 6,600 planes to 8,500 planes. In line with this trend, our contracted aerospace volumes for 2012 support increased demand from our customers in 2012 to meet higher build rates associated with growing backlogs. Longer term, China is projected to be a key driver of aluminum plate demand for the manufacture of aircraft and other industrial applications. We are building a state-of-the-art aluminum rolling mill in China that will produce semi-finished rolled aluminum products. We believe this mill will be the first facility in China capable of meeting the exacting standards of the global aerospace industry. As the first mover for these products in this important region, we believe we are well positioned to grow our share of global aerospace plate as well as additional value-added products as we can expand the mill’s capabilities over time.

We are also one of the largest suppliers of aluminum to the building and construction industry in North America. We believe the building and construction industry is at a cyclical low from a volume perspective. We are well-positioned to capture increasing volumes as these industries recover. Additionally, by volume, we believe we are the second largest global supplier of brazing sheet, a technically demanding material that is used in heat exchangers by automotive manufacturers and in other heat exchanger applications. Aluminum continues to replace brass, copper and other materials in heat exchangers and its growth is being augmented by the increasing prevalence of air conditioners in automobiles.

Global platform with a broad and diverse customer base

Our main end-use industries served are aerospace, automotive and other transportation industries, building and construction, containers and packaging, as well as metal distribution in numerous geographic regions. Our business is not dependent on any one industrial segment or any particular geographic region. Our geographic diversification will be further enhanced by increased exposure to China through the rolling mill currently being constructed in Zhenjiang City.

The following charts present the percentage of our consolidated revenue by end-use and by geographic region for the nine months ended September 30, 2012:

Long-term customer relationships

We have long-standing relationships with many of our largest customers, which include the following leading global companies in our key end-use industries.

Aerospace	Automotive and transportation
• Airbus	• Audi	• General Motors

• Boeing	• BMW	• Great Dane

• Embraer	• Bosch	• Honda

	• Chrysler	• Joseph Behr

	• Daimler	• Visteon

Building and construction	Distribution	Packaging and other
• Norandex/Reynolds	• Reliance Steel & Aluminum	• Constellium

• Ply Gem Industries	• Ryerson	• Alcoa

	• Thyssen-Krupp	• Novelis

We believe these relationships are mutually beneficial, offering us a consistent base of customer demand and allowing us to plan and manage our operations more effectively. We have long standing relationships with our customers, including an average of 18 years of service to our top 10 customers. Sales to these top ten customers accounted for approximately 27% of our consolidated revenues for the year ended December 31, 2011. Knowledge gained from long-term customer relationships helps us provide our customers with superior service, including product innovation and just-in-time inventory management.

Industry-leading research, development and technology capabilities

We have industry-leading research, development and technology capabilities. We believe our aerospace and automotive products meet the most technically demanding customer quality and product performance requirements in the industry. Our efforts in research and development and technology allow us to focus on technically demanding processes, products and applications, which create a potential to differentiate us from our competitors by allowing us to supply higher quality value-added products. Because of these capabilities and our reputation for technical excellence, we often participate on the product design teams of our customers. We believe our research and development and technology capabilities will allow us to continue to grow in higher value-added applications that meet the developing needs of our customers.

Broad range of efficient manufacturing capabilities

We possess a broad range of capabilities within our manufacturing operations that allow us to compete effectively in numerous end-use industries and geographies.

•

Our rolled products businesses compete across a number of end-use industries ranging from the most demanding heat treat aerospace plate and sheet applications to higher volume applications such as building and construction and general distribution. These operations benefit from our efficiency, flexibility and technical competence, and include our best-in-class rolling mill in Koblenz, Germany, one of the most technically sophisticated rolling mills in the world, as well as our scrap-based low-cost continuous-cast operations in Uhrichsville, Ohio, both of which we believe are among the lowest cost rolled aluminum production facilities in the world for their targeted industries.

•	Our extruded products business produces a wide range of hard and soft alloy extruded aluminum products serving a number of end-use industries.

•

Our recycling and specification alloy manufacturing operations rely on a network of facilities that have rotary and reverbatory melting furnaces, which are among the lowest cost and most efficient furnaces in the industry, and supply molten aluminum and cast ingots to some of the largest aluminum and automotive companies in the world.

Our ability to manufacture a wide range of product offerings across multiple end-use industries and geographies reduces our dependence on any single industry, region or product. Our flexible manufacturing operations allow us to increase or decrease production levels to meet demand. During the recent economic downturn, we adjusted our production levels by temporarily idling our Richmond rolling mill facility and furnaces in our recycling and specification alloy manufacturing operations, restructuring our German extrusion and Duffel, Belgium rolled and extruded products operations, which permanently reduced headcount by over 500 employees, and reducing overhead costs in our German manufacturing operations through Kurzarbeit, a short-term work scheme in which the German Federal Employment Agency subsidizes the wages of employees while employers cut back their working time.

Experienced management team and Board of Directors

Our executive officers and key leaders have a diversity of industry experience, including on average more than 20 years of experience with various manufacturing companies, including managing Aleris when it was a public company prior to its leveraged buyout in 2006. Our management team has expertise in the commercial, technical and management aspects of our business, which provides for focused marketing efforts, quality and cost controls and safety and environmental improvement. Our management team successfully led us through our emergence from bankruptcy and continues to focus on implementing our business strategies. Aleris’s Board of Directors includes current and former executives from Exelon, General Motors and The Mosaic Company who bring extensive experience in operations, finance, governance and corporate strategy. See “Management.”

Our Business Strategies

We expect to sustain and grow our Company and build on our strong industry position by pursuing the following strategies:

Continue to grow our core business and enhance our product mix

We intend to continue to grow our core business by capturing the full benefits of the economic recovery in our key end-use industries and optimizing our production facilities to ensure we remain one of the lowest cost producers for our product portfolio through targeted technology upgrades and the application of the Aleris Operating System (“AOS”).

Furthermore, we believe we have numerous opportunities to enhance our product mix. Currently, we are:

•

transitioning many of our transportation customers from direct-chill based products to lower cost scrap-based continuous cast products, thereby providing our customers lower price points while enhancing our operating efficiencies and profitability;

•	enhancing our recycling capabilities in North America and Europe to increase flexibility and capacity to leverage lower-cost scrap types and broaden our alloy product offerings;

•

leveraging and expanding our rolled products technology to capture fast growing demand in select segments, such as auto body sheet, which we believe will grow as automakers work to meet stringent regulatory requirements on carbon reductions by using aluminum to reduce vehicles’ weight and increase fuel efficiency;

•	increasing our painting and finishing capabilities that will enable us to reduce costs and provide higher value-added products to our customers;

•	proactively assessing and managing profitability of our customer and product portfolio to focus on higher value business; and

•	targeting research and development efforts towards collaboration with customers to enhance our product offerings.

We intend to continue to supply higher value alloys targeting aerospace, automotive and other transportation industries. We will seek to extend our lower cost continuous casting operations to produce higher value rolled aluminum products.

Continue to expand in China and other select international regions

We intend to expand our global operations where we see the opportunity to enhance our manufacturing capabilities, grow with existing customers, gain new customers or penetrate higher-growth industries and regions. We believe disciplined expansion focused on these objectives will allow us to achieve attractive returns. Our international expansion has followed these principles and includes:

•

building a state-of-the-art aluminum rolling mill in China to produce value-added plate products for the aerospace, general engineering and other transportation industry segments in China and we have designed the mill with the capability to expand into other high value-added products; and

•

expanding our existing operations in China by moving our idled extrusion press from Duffel, Belgium to our Tianjin, China extrusion plant, which will position us to continue to capture growth in China and better serve our existing customers with operations in that region.

We expect demand for aluminum plate in China and other regions will grow, driven by the development and expansion of industries serving aerospace, engineering and other heavy industrial applications. As the first mover for high technology aerospace products in this important region, we believe we are well positioned to grow our share of aerospace and other plate demand.

We intend to continue to pursue global expansion opportunities in a disciplined, deliberate manner. Additionally, we believe that the combination of our efficient furnaces, scrap processing techniques and global customer base provides us with a highly competitive business model that is capable of operating in emerging economies.

Continue to focus on the Aleris Operating System to drive productivity

Our culture focuses on continuous improvement, achievement of synergies and optimal use of capital resources. As such, we have established the AOS, a company-wide ongoing initiative, to align and coordinate all key processes of our operations. AOS is an integrated system of principles, operating practices and tools that engages all employees in the transformation of our core business processes and the relentless pursuit of value creation. We focus on key operating metrics for all of our global businesses and plants and strive to achieve best practices both internally and in comparison with external benchmarks. The AOS initiative utilizes various tools, including Six Sigma and Lean methodologies, to drive sustainable productivity improvements. Our AOS and productivity programs generated approximately $34.0 million and $32.0 million of net cost savings for the nine months ended September 30, 2012 and the year ended December 31, 2011, respectively.

We believe there are significant opportunities to further reduce our manufacturing and other costs and improve profitability by continuing to deploy AOS. We believe AOS initiatives will generate productivity gains and enable us to more than offset base inflation within our operations by continuous process improvements.

Limiting our exposure to commodity price fluctuations

We continuously seek to reduce the impact of aluminum price fluctuations on our business by:

•

using formula pricing in our rolled and extruded products businesses, based on a market-based primary aluminum price plus a conversion fee which effectively passes aluminum costs through to our customers for 88% of our global rolled products sales for the year ended December 31, 2011;

•	aligning physical aluminum purchases with aluminum sales;

•

hedging fixed price forward sales with the use of financial and commodity derivatives to protect transaction margins, which are margins associated with the sale of products and the conversion fees we earn on such sales;

•	hedging uncommitted or open inventory positions to protect our operating results and financial condition from the impact of changing aluminum prices on inventory values; and

•

pursuing tolling arrangements that reduce exposure to aluminum and other commodity price fluctuations where customer metal is available and which accounted for approximately 58% of the total metric tons invoiced in our global recycling and specification alloy manufacturing operations for the year ended December 31, 2011.

These techniques minimize both transactional margin and inventory valuation risk. Additionally, we seek to reduce the effects of copper, zinc, natural gas and electricity price volatility through the use of financial derivatives and forward purchases as well as through price escalators and price pass-throughs contained in some of our customer supply agreements.

Selectively pursue strategic transactions

We have grown significantly through the successful completion of 12 strategic acquisitions from 2004 through 2012 targeted at broadening product offerings and geographic presence, diversifying our end-use customer base and increasing our scale and scope. We believe that a number of acquisition opportunities exist in the industries in which we operate. We focus on acquisitions that we expect would increase earnings and from which we typically would expect to be able to realize significant operational efficiencies within 12 to 24 months through the integration process. We prudently evaluate these opportunities as potential enhancements to our existing operating platforms. We also consider strategic alliances, where appropriate, to achieve operational efficiencies or expand our product offerings. In addition, we consider potential divestitures of non-strategic businesses from time to time. We continue to consider strategic alternatives on an ongoing basis, including having discussions concerning potential acquisitions and divestitures that may be material.

Recent Developments

Issuance of $500.0 million 7 7/8% Senior Notes due 2020

On October 23, 2012, we issued $500.0 million aggregate original principal amount of 7 7/8% Senior Notes due 2020 under an indenture (the “Indenture”) with U.S. Bank National Association, as trustee. The outstanding notes are unconditionally guaranteed on a senior unsecured basis by each of our restricted subsidiaries that is a domestic subsidiary and that guarantees our obligations under our asset backed multi-currency revolving credit facility (the “ABL Facility”). In addition, on December 12, 2012, Aleris Corporation became a guarantor of the outstanding notes pursuant to a supplement to the Indenture. Interest on the outstanding notes will be payable in cash semi-annually in arrears on May 1 and November 1 of each year, commencing May 1, 2013. The outstanding notes mature on November 1, 2020. We will use the net proceeds from the sale of the outstanding notes (i) for general corporate purposes, including working capital, capital expenditures and/or funding the completion of the construction of our aluminum rolling mill in China and/or (ii) to fund acquisition opportunities that may become available to us from time to time. In addition, after March 31, 2013 we may pay one or more cash dividends from time to time to Aleris Corporation, which will then dividend such funds, pro rata, to its stockholders. The exchange notes offered hereby are substantially identical to the outstanding notes, except that the exchange notes have been registered under the federal securities laws, are not subject to transfer restrictions and are not entitled to certain registration rights relating to the outstanding notes. The exchange notes will represent the same debt as the outstanding notes and we will issue the exchange notes under the same indenture as the outstanding notes. See “Description of Exchange Notes.”

Our Reorganization

On February 12, 2009, we, along with certain of our U.S. subsidiaries, filed voluntary petitions for Chapter 11 bankruptcy protection in the United States Bankruptcy Court for the District of Delaware. The bankruptcy filings were the result of a liquidity crisis brought on by the global recession and financial crisis. Our ability to respond to the liquidity crisis was constrained by our highly leveraged capital structure, which at filing included $2.7 billion of debt, resulting from our 2006 leveraged buyout. As a result of the severe economic decline, we experienced sudden and significant volume reductions across each end-use industry we serve and a precipitous decline in the LME price of aluminum. These factors reduced the availability of financing under our revolving credit facility and required the posting of cash collateral on aluminum metal hedges. Accordingly, we sought bankruptcy protection to alleviate our liquidity constraints and restructure our operations and financial position. We emerged from bankruptcy on June 1, 2010 with sufficient liquidity and a capital structure that allows us to pursue our growth strategy.

Our Principal Stockholders

In connection with our emergence from bankruptcy, three of our largest lender groups while we were in bankruptcy, certain investment funds managed by Oaktree Capital Management, L.P. (“Oaktree”) or their respective subsidiaries, certain investment funds managed by affiliates of Apollo Management Holdings, L.P. (together with Apollo Global Management, LLC and its subsidiaries, “Apollo”) and certain investment funds managed or advised by Sankaty Advisors, LLC (“Sankaty”) entered into an equity commitment agreement, pursuant to which they agreed to backstop an equity rights offering of our parent, Aleris Corporation.

Oaktree is a leading global investment management firm focused on alternative markets, with an estimated $81.0 billion in assets under management as of September 30, 2012. The firm emphasizes an opportunistic, value-oriented and risk-controlled approach to investments in distressed debt, corporate debt (including high yield debt and senior loans), control investing, convertible securities, real estate and listed equities. Oaktree was founded in 1995 by a group of principals who have worked together since the mid-1980s. Headquartered in Los Angeles, the firm has over 700 employees and offices in 13 cities worldwide. The investment funds managed by Oaktree or their respective subsidiaries that are invested in the Company are referred to collectively in this prospectus as the “Oaktree Funds.”

Founded in 1990, Apollo is a leading global alternative asset manager with offices in New York, Los Angeles, Houston, London, Frankfurt, Luxembourg, Singapore, Hong Kong and Mumbai. As of September 30, 2012, Apollo had assets under management of approximately $109.7 billion in its private equity, capital markets and real estate businesses. The investment funds managed by Apollo that are invested in the Company are referred to collectively in this prospectus as the “Apollo Funds.”

Sankaty, the credit affiliate of Bain Capital, LLC, is one of the nation’s leading private managers of fixed income and credit instruments. With approximately $18.9 billion in assets under management as of September 30, 2012, funds managed or advised by Sankaty invest in a wide variety of securities and investments, including leveraged loans, high yield bonds, distressed/stressed debt, mezzanine debt, structured products and equities. Headquartered in Boston and with offices in London, New York and Chicago, Sankaty has over 183 employees. The investment funds managed or advised by Sankaty that are invested in the Company are referred to collectively in this prospectus as the “Sankaty Funds.”

The Oaktree Funds, the Apollo Funds and the Sankaty Funds are referred to collectively in this prospectus as the “Investors.”

Corporate Structure

A simplified overview of our corporate structure as of September 30, 2012 is shown in the diagram below. See “Principal Stockholders” and “Capitalization.”

*	Indirectly owned.
(1)

The ABL Facility is a $600.0 million asset backed revolving credit facility (the “ABL Facility”) which permits multi-currency borrowings of (a) up to $600.0 million by us and our U.S. subsidiaries, (b) up to $240.0 million by Aleris Switzerland GmbH, a wholly owned Swiss subsidiary (referred to in this diagram as the Swiss Borrower), and (c) up to $15.0 million by Aleris Specification Alloys Products Canada Company, a wholly owned Canadian subsidiary (referred to in this diagram as the Canadian Borrower). The ABL Facility is secured, subject to certain exceptions, by a first-priority security interest in substantially all of our current assets and related intangible assets located in the U.S., substantially all of the current assets and related intangible assets of substantially all of our wholly owned domestic subsidiaries located in the U.S., substantially all of the current assets and related intangible assets of the Canadian Borrower located in Canada and substantially all of the current assets (other than inventory located outside of the United Kingdom) and related intangible assets of Aleris Recycling (Swansea) Ltd., of Aleris Switzerland

GmbH and certain of its subsidiaries. Our obligations under the ABL Facility are guaranteed by certain of our existing and future direct and indirect subsidiaries. See “Description of Other Indebtedness—ABL Facility.”
(2)	The outstanding notes are and the exchange notes offered hereby will be guaranteed on a senior unsecured basis by Aleris Corporation and all of our domestic restricted subsidiaries that guarantee our obligations under the ABL Facility. See “Description of Exchange Notes—Parent Guarantee” and “Description of Exchange Notes—Subsidiary Guarantees.”
(3)

The $500.0 million aggregate principal amount of 7  5/8% Senior Notes due 2018 issued by us (the “7  5/8% Senior Notes” and, together with the notes, the “Senior Notes”) are guaranteed on a senior unsecured basis by Aleris Corporation and all of our domestic restricted subsidiaries that guarantee our obligations under the ABL Facility. See “Description of Other Indebtedness—7  5/8% Senior Notes due 2018.”

(4)	The $45.0 million aggregate principal amount of 6% senior subordinated exchangeable notes issued by us (the “Exchangeable Notes”) are not guaranteed by any of our subsidiaries. The Exchangeable Notes are exchangeable for common stock of Aleris Corporation at the holder’s option upon certain conditions. For additional terms of the Exchangeable Notes, see “Description of Other Indebtedness—6% Senior Subordinated Exchangeable Notes.”
(5)	We issued $5.0 million aggregate liquidation amount ($5.6 million aggregate liquidation amount as of September 30, 2012, after giving effect to the accrual of dividends) of redeemable preferred stock upon emergence from bankruptcy. Shares of the redeemable preferred stock are exchangeable for common stock of Aleris Corporation at the holder’s option upon certain conditions.
(6)	Our domestic subsidiaries that guarantee the ABL Facility, the 7 5/8% Senior Notes, the outstanding notes and the exchange notes offered hereby are also borrowers under our ABL Facility.
(7)

Our subsidiary, Aleris Dingsheng Aluminum (Zhenjiang) Co., Ltd. (“Aleris Zhenjiang”), is an unrestricted subsidiary and non-guarantor under the indenture governing the 7  5/8% Senior Notes, is and will be an unrestricted subsidiary and non-guarantor under the indenture governing the outstanding notes and the exchange notes offered hereby, and is a party to the non-recourse multi-currency secured revolving and term facility, as amended, entered into by Aleris Zhenjiang (the “China Loan Facility”). See “Description of Other Indebtedness—China Loan Facility.”

Corporate Information

Aleris is a Delaware corporation and wholly owned subsidiary of Aleris Corporation. Our principal executive offices are located at 25825 Science Park Drive, Suite 400, Cleveland, Ohio 44122 and our telephone number at that address is (216) 910-3400. You may find additional information about us and our subsidiaries on our website at www.aleris.com. The information contained on, or that can be accessed through, our website is not incorporated by reference in, and is not a part of, this prospectus.

The Exchange Offer

The following summary contains basic information about the exchange offer and the exchange notes. It does not contain all the information that is important to you. For a more complete understanding of the exchange notes, please refer to the sections of this prospectus entitled “The Exchange Offer” and “Description of Exchange Notes.”

On October 23, 2012, we issued $500.0 million in aggregate principal amount of 7 7/8% senior notes due 2020, which we refer to as the outstanding notes, in a private offering to a group of initial purchasers in reliance on exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. We entered into a registration rights agreement with the initial purchasers in the private offering in which we agreed, among other things, to file the registration statement of which this prospectus forms a part and to complete an exchange offer for the outstanding notes. The following is a summary of the exchange offer.

Exchange Notes	$500.0 million aggregate principal amount of 7 7/8% senior notes due 2020, which we refer to as the “exchange notes.” We refer to the exchange notes and outstanding notes collectively as the “notes.”

The terms of the exchange notes are substantially identical to the terms of the outstanding notes, except that the transfer restrictions, registration rights and provisions for additional interest relating to the outstanding notes do not apply to the exchange notes.

The Exchange Offer	We are offering exchange notes in exchange for a like principal amount of our outstanding notes. You may tender your outstanding notes for exchange notes by following the procedures described under the heading “The Exchange Offer.”

Expiration Date; Withdrawal	The exchange offer will expire at 12:00 midnight, New York City time, on January 22, 2013, unless we extend it. You may withdraw any outstanding notes that you tender for exchange at any time prior to the expiration of this exchange offer. See “The Exchange Offer—Terms of the Exchange Offer” for a more complete description of the tender and withdrawal period.

Conditions to the Exchange Offer	The exchange offer is not subject to any conditions, other than that the exchange offer does not violate any applicable law or any interpretations of the staff of the SEC.

The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered in the exchange.

Procedures for Tendering Outstanding Notes	To participate in this exchange offer, you must properly complete and duly execute a letter of transmittal, which accompanies this prospectus, and transmit it, along with all other documents required by such letter of transmittal, to the exchange agent on or before the expiration date at the address provided on the cover page of the letter of transmittal.

In the alternative, you can tender your outstanding notes by book-entry delivery following the procedures described in this prospectus,

whereby you will agree to be bound by the letter of transmittal and we may enforce the letter of transmittal against you.

If a holder of outstanding notes desires to tender such notes and the holder’s outstanding notes are not immediately available, or time will not permit the holder’s outstanding notes or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected pursuant to the guaranteed delivery procedures described in this prospectus. See “The Exchange Offer—How to Tender Outstanding Notes for Exchange.”

United States Federal Income Tax Consequences	Your exchange of outstanding notes for exchange notes to be issued in the exchange offer will not result in any gain or loss to you for U.S. federal income tax purposes. See “United States Federal Income Tax Consequences.”

Use of Proceeds	We will not receive any cash proceeds from the exchange offer.

Consequences of Failure to Exchange Your Outstanding Notes	Outstanding notes not exchanged in the exchange offer will continue to be subject to the restrictions on transfer that are described in the legend on the outstanding notes. In general, you may offer or sell your outstanding notes only if they are registered under, or offered or sold under an exemption from, the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not currently intend to register the outstanding notes under the Securities Act.

Resales of the Exchange Notes	Based on interpretations of the staff of the SEC, we believe that you may offer for sale, resell or otherwise transfer the exchange notes that we issue in the exchange offer without complying with the registration and prospectus delivery requirements of the Securities Act if:

•	you are not a broker-dealer tendering notes acquired directly from us;

•	you acquire the exchange notes issued in the exchange offer in the ordinary course of your business;

•

you are not participating, do not intend to participate, and have no arrangement or undertaking with anyone to participate, in the distribution of the exchange notes issued to you in the exchange offer; and

•	you are not an “affiliate” of our company, as that term is defined in Rule 405 of the Securities Act.

If any of these conditions are not satisfied and you transfer any exchange notes issued to you in the exchange offer without delivering a proper prospectus or without qualifying for a registration exemption, you may incur liability under the Securities Act. We will not be responsible for, or indemnify you against, any liability you incur.

Any broker-dealer that acquires exchange notes in the exchange offer for its own account in exchange for outstanding notes which it acquired through market-making or other trading activities must acknowledge that it will deliver this prospectus when it resells or transfers any exchange notes issued in the exchange offer. See “Plan of Distribution” for a description of the prospectus delivery obligations of broker-dealers.

Acceptance of Outstanding Notes and Delivery of Exchange Notes	Subject to the satisfaction or waiver of the conditions to the exchange offer, we will accept for exchange any and all outstanding notes properly tendered prior to the expiration of the exchange notes offer. We will complete the exchange offer and issue the exchange notes promptly after the expiration of the exchange offer.

Exchange Agent	U.S. Bank National Association, the trustee under the indenture governing the notes, is serving as exchange agent in connection with the exchange offer. The address and telephone number of the exchange agent are set forth under the heading “The Exchange Offer—The Exchange Agent.”

The Exchange Notes

The summary below describes the principal terms of the exchange notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. A more detailed description of the terms and conditions of the exchange notes is set forth in “Description of Exchange Notes.”

The exchange offer applies to the $500.0 million aggregate principal amount of the outstanding notes outstanding as of the date hereof. The form and terms of the exchange notes will be identical in all respects to the form and the terms of the outstanding notes except that the exchange notes:

•	will have been registered under the Securities Act;

•	will not be subject to restrictions on transfer under the Securities Act;

•	will not be entitled to the registration rights that apply to the outstanding notes; and

•	will not be subject to any increase in annual interest rate as described below under “The Exchange Offer—Purpose of the Exchange Offer.”

The exchange notes evidence the same debt as the outstanding notes exchanged for the exchange notes and will be entitled to the benefits of the same indenture under which the outstanding notes were issued, which is governed by New York law.

Issuer	Aleris International, Inc.

Notes Offered	$500.0 million aggregate principal amount of 7 7/8% senior notes due 2020.

Maturity	The exchange notes will mature on November 1, 2020.

Interest Rate	The exchange notes will accrue interest at the rate of 7 7/8% per annum.

Interest Payment Dates	The exchange notes will pay interest semi-annually in cash in arrears on May 1 and November 1 of each year, commencing May 1, 2013. Interest will accrue from October 23, 2012.

Ranking	The exchange notes will be our unsecured senior obligations and will:

•

rank equally in right of payment to all of our existing and future debt and other obligations that are not, by their terms, expressly subordinated in right of payment to the exchange notes, including our existing 7 5/8% Senior Notes;

•

be effectively subordinated in right of payment to all of our existing and future secured debt (including any borrowings under our ABL Facility), to the extent of the value of the assets securing such debt;

•	be structurally subordinated to all existing and future debt and other obligations, including trade payables, of each of our subsidiaries that is not a guarantor of the exchange notes; and

•

rank senior in right of payment to our existing and future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the exchange notes, including our 6% senior subordinated exchangeable notes.

Similarly, the exchange note guarantees will be unsecured senior obligations of the guarantors and will:

•

rank equally in right of payment to all of the applicable guarantor’s existing and future debt and other obligations that are not, by their terms, expressly subordinated in right of payment to such guarantor’s exchange note guarantee, including such guarantor’s guarantee of our existing 7 5/8% Senior Notes;

•

be effectively subordinated in right of payment to all of the applicable guarantor’s existing and future secured debt (including such guarantor’s guarantee under our ABL Facility), to the extent of the value of the assets securing such debt;

•	be structurally subordinated to all existing and future debt and other obligations, including trade payables, of each of such guarantor’s subsidiaries that do not guarantee the exchange notes; and

•

rank senior in right of payment to all of the applicable guarantor’s existing and future debt and other obligations that are, by their terms, expressly subordinated in right of payment to such guarantor’s exchange note guarantee, including such guarantor’s guarantee of our 6% senior subordinated exchangeable notes.

As of September 30, 2012, our borrowing base supported borrowings of up to $519.8 million under our ABL Facility. After giving effect to outstanding letters of credit of $43.0 million, we had $476.9 million available for borrowing as of September 30, 2012 which, if borrowed, would be effectively senior to the notes.

As of September 30, 2012, on a pro forma basis to reflect the notes, our total indebtedness would have been $1.2 billion, excluding $43.0 million of outstanding letters of credit. As of September 30, 2012, our non-guarantor subsidiaries had consolidated assets (excluding intercompany balances and investments in subsidiaries) of $1.5 billion, representing 64% of the consolidated total assets of the Company and its subsidiaries, and consolidated total liabilities (excluding intercompany balances) of approximately $750.2 million, accounting for approximately 46% of the consolidated liabilities of the Company, which includes trade payables and approximately $158.7 million of indebtedness outstanding, with no indebtedness under our ABL Facility. For the year ended December 31, 2011 and the nine months ended September 30, 2012 our non-guarantor subsidiaries generated consolidated total revenues of $2.7 billion and $1.8 billion, respectively, which represented 56% and 54%, respectively, of the consolidated total revenues of the Company and its subsidiaries, and operating income of $134.7 million and $134.7 million, respectively, which represented 69% and 78%, respectively, of the consolidated operating income of the Company and its subsidiaries. See “Risk Factors—Risks Related to the Exchange Notes and Our Indebtedness—The outstanding notes are and the exchange notes will be structurally subordinated to the obligations of our foreign subsidiaries and to the obligations of our domestic subsidiaries that do not guarantee the notes.”

Guarantees	Aleris Corporation, our direct parent company, and all of our domestic restricted subsidiaries that guarantee our obligations under the ABL Facility will unconditionally guarantee the exchange notes.

Optional Redemption	Prior to November 1, 2015, we may redeem some or all of the notes at a price equal to 100% of the principal amount thereof, plus the Applicable Premium set forth under “Description of Exchange Notes—Optional Redemption” and accrued and unpaid interest, if any, to the redemption date. Beginning on November 1, 2015, we may redeem some or all of the exchange notes at the redemption prices listed under “Description of Exchange Notes—Optional Redemption” plus accrued and unpaid interest, if any, to the redemption date.

Optional Redemption After Certain Equity Offerings	At any time (which may be more than once) until November 1, 2015, we can choose to redeem up to 40% of the original aggregate principal amount of the exchange notes (plus the aggregate principal amount of any additional notes issued after the issue date) with money that we raise in certain equity offerings, so long as:

•	we pay 107.875% of the face amount of the exchange notes, plus accrued and unpaid interest, if any, to the redemption date;

•	we redeem the exchange notes within 180 days of completing such equity offering; and

•

at least 60% of the aggregate principal amount of the exchange notes originally issued (plus the aggregate principal amount of any additional notes issued after the issue date) remains outstanding afterwards.

Change of Control Offer	If we experience a change in control, we must give holders of the exchange notes the opportunity to sell us their exchange notes at 101% of their face amount, plus accrued and unpaid interest, if any, to the date of purchase. See “Description of Exchange Notes—Repurchase at the Option of Holders—Change of Control.”

Asset Sale Offer	If we or our restricted subsidiaries engage in asset sales, we generally must either invest the net cash proceeds from such sales in our business within a specified period of time, permanently reduce senior debt, permanently reduce senior subordinated debt, permanently reduce debt of a restricted subsidiary that is not a subsidiary guarantor or make an offer to purchase a principal amount of the exchange notes equal to the net cash proceeds, subject to certain exceptions. The purchase price of the exchange notes will be 100% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase. See “Description of Exchange Notes—Repurchase at the Option of Holders—Asset Sales.”

Certain Covenants	The indenture governing the exchange notes will contain covenants limiting our ability and the ability of our restricted subsidiaries to, among other things:

•	incur additional debt;

•	pay dividends or distributions on our capital stock or redeem, repurchase or retire our capital stock or subordinated debt;

•	issue preferred stock of restricted subsidiaries;

•	make certain investments;

•	create liens on our or our subsidiary guarantors’ assets to secure debt;

•	enter into sale and leaseback transactions;

•	create restrictions on the payment of dividends or other amounts to us from our restricted subsidiaries that are not guarantors of the exchange notes;

•	enter into transactions with affiliates;

•	merge or consolidate with another company; and

•	sell assets, including capital stock of our subsidiaries.

These covenants are subject to a number of important limitations and exceptions.

No Public Market	The exchange notes will be new securities for which there is currently no market. We cannot assure as to the liquidity of markets that may develop for the exchange notes, your ability to sell the exchange notes or the price at which you would be able to sell the exchange notes. See “Risk Factor—Risks Related to the Exchange Notes and Our Indebtedness—There is no public market for the exchange notes and an active trading market may not develop for the exchange notes.”

Use of Proceeds	We will not receive any cash proceeds from the exchange offer.

Risk Factors	See “Risk Factors” and the other information in this prospectus for a discussion of some of the factors you should carefully consider before deciding to participate in the exchange offer.

Summary Historical Consolidated Financial and Other Data

The following summary historical consolidated financial data for the year ended December 31, 2011, the seven months ended December 31, 2010, the five months ended May 31, 2010 and the year ended December 31, 2009 and as of December 31, 2011 and 2010 and May 31, 2010 have been derived from the audited consolidated financial statements included elsewhere in this prospectus. The balance sheet data as of December 31, 2009 has been derived from the audited consolidated financial statements not included in this prospectus. The following summary historical consolidated financial data for the nine months ended September 30, 2012 and 2011 and as of September 30, 2012 have been derived from the unaudited consolidated financial statements included elsewhere in this prospectus. The balance sheet data as of September 30, 2011 has been derived from the unaudited consolidated financial statements not included in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of our management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results for those periods. The results for any interim period are not necessarily indicative of the results that may be expected for a full year. The historical results included here and elsewhere in this prospectus are not necessarily indicative of future performance or results of operations.

We were formed in order to acquire the assets and operations of the entity formerly known as Aleris International, Inc. (the “Predecessor”) through the Predecessor’s plan of reorganization and emergence from bankruptcy. Aleris International emerged from bankruptcy on June 1, 2010. Pursuant to the Plan of Reorganization, the Predecessor transferred all of its assets to subsidiaries of Intermediate Co., a newly formed entity that is wholly owned by us. In exchange for the acquired assets, Intermediate Co. contributed shares of our common stock and senior subordinated exchangeable notes to the Predecessor. These instruments were then distributed or sold pursuant to the Plan of Reorganization. The Predecessor then changed its name to “Old AII, Inc.” and was dissolved and Intermediate Co. changed its name to Aleris International, Inc.

We have been considered the “Successor” to the Predecessor by virtue of the fact that our only operations and all of our assets are those of Aleris International, the direct acquirer of the Predecessor. As a result, our financial results are presented alongside those of the Predecessor herein. In accordance with the provisions of Financial Accounting Standards Board Accounting Standards Codification 852, “Reorganizations,” we applied fresh-start accounting upon the emergence and became a new entity for financial reporting purposes as of the Emergence Date. This dramatically impacted 2010 operating results as certain pre-bankruptcy debts were discharged in accordance with the Plan of Reorganization immediately prior to emergence and assets and liabilities were adjusted to their fair values upon emergence. As a result, the financial information of the Successor subsequent to emergence from Chapter 11 is not comparable to that of the Predecessor prior to emergence.

The historical consolidated financial data presented below is only a summary and should be read together with “Selected Historical Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited and unaudited consolidated financial statements, and the notes to those consolidated financial statements, included elsewhere in this prospectus.

	(Successor)				(Predecessor)			(Successor)
(Dollars and shares in millions (except per share data), metric tons in thousands)	For the year ended December 31, 2011		For the seven months ended December 31, 2010		For the five months ended May 31, 2010		For the year ended December 31, 2009	For the nine months ended September 30, 2012		For the nine months ended September 30, 2011
Statement of operations data:
Revenues	$4,826.4		$2,474.1		$1,643.0		$2,996.8	$3,392.2		$3,766.7
Operating income (loss)	195.8		78.5		74.4		(911.0)	173.4		181.3
Net income (loss)	161.2		71.4		2,204.1		(1,187.4)	113.6		141.7
Net income (loss) attributable to Aleris Corporation	161.6		71.4		2,204.1		(1,187.4)	114.5		141.8
Earnings per share:
Basic	$5.20		$2.28					$3.58		$4.57
Diluted	4.91		2.21					3.33		4.30
Weighted-average shares outstanding:
Basic	31.0		30.9					31.0		31.0
Diluted	33.3		32.6					34.0		33.3
Dividends declared per common share	$16.00		$—					$—		$12.80

Balance sheet data (at end of period):
Cash and cash equivalents	$231.4		$113.5		$60.2		$108.9	$105.8		$265.9
Total assets	2,037.6		1,779.7		1,697.6		1,580.3	2,327.1		2,182.0
Total debt	602.0		50.4		585.1		842.7	695.2		553.7
Redeemable noncontrolling interests	5.4		5.2		—		—	14.1		5.3
Total Aleris Corporation equity (deficit)	554.4		937.8		(2,189.4)		(2,180.4)	668.6		689.9

Other financial data:
Net cash provided (used) by:
Operating activities	$266.9		$119.1		$(174.0)		$56.7	$92.0		$149.7
Investing activities	(197.3)		(26.2)		(15.7)		(59.8)	(307.2)		(101.0)
Financing activities	53.7		(83.6)		187.5		60.8	88.7		102.9
Depreciation and amortization	70.3		38.4		20.2		168.4	59.2		50.9
Capital expenditures	(204.6)		(46.5)		(16.0)		(68.6)	(285.5)		(108.4)
EBITDA(a)	274.0		117.1		2,289.2		(855.4)	233.1		236.5
Adjusted EBITDA(b)	331.6		162.1		102.0		81.7	248.6		269.9
Commercial margin(c)	1,762.5		934.4		613.8		1,279.4	1,290.5		1,352.3
Ratio of earnings to fixed charges	4.1	x	9.4	x	30.3	x	(d )	3.9	x	5.1	x

Other data:
Metric tons invoiced:
RPNA	370.5		213.7		156.9		309.4	304.8		287.2
RPEU	314.4		184.0		120.0		231.8	222.8		246.9
Extrusions	75.7		41.8		30.2		65.0	53.4		59.5
RSAA	894.7		567.6		342.7		690.6	662.6		670.5
RSEU	387.2		221.3		151.0		310.6	295.9		302.0
Intersegment shipments	(36.9)		(29.2)		(21.0)		(36.2)	(29.8)		(29.2)

Total metric tons invoiced	2,005.6		1,199.2		779.8		1,571.2	1,509.7		1,536.9

(a)

We report our financial results in accordance with U.S. GAAP. However, our management believes that certain non-U.S. GAAP performance measures, which we use in managing the business, may provide investors with additional meaningful comparisons between current results and results in prior periods. EBITDA is an example of a non-U.S. GAAP financial measure that we believe provides investors and other users of our financial information with useful information. Non-U.S. GAAP measures have limitations as analytical tools and should be considered in addition to, not in isolation or as a substitute for, or as superior to, the measures of financial performance prepared in accordance with U.S. GAAP. Management uses EBITDA as a performance metric and believes this measure provides additional information commonly used by holders of the

Senior Notes and lenders under the ABL Facility with respect to the ongoing performance of our underlying business activities, as well as our ability to meet our future debt service, capital expenditures and working capital needs. In addition, EBITDA with certain adjustments is a component of certain covenants under the indentures governing the Senior Notes. EBITDA as defined in the indentures governing the Senior Notes also limits the amount of adjustments for cost savings, operational improvement and synergies for the purpose of determining our compliance with such covenants. However, EBITDA was not impacted by these limits for the periods presented.

Our EBITDA calculations represent net income and loss attributable to Aleris Corporation before interest income and expense, provision for and benefit from income taxes and depreciation and amortization. EBITDA should not be construed as an alternative to net income attributable to Aleris Corporation as an indicator of our performance, or cash flows from our operating activities, investing activities or financing activities as a measure of liquidity, in each case as such measure is determined in accordance with U.S. GAAP. EBITDA as we use it may not be comparable to similarly titled measures used by other entities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

Our reconciliation of EBITDA to net income (loss) attributable to Aleris Corporation and net cash provided (used) by operating activities is as follows:

	(Successor)		(Predecessor)		(Successor)
(in millions)	For the year ended December 31, 2011	For the seven months ended December 31, 2010	For the five months ended May 31, 2010	For the year ended December 31, 2009	For the nine months ended September 30, 2012	For the nine months ended September 30, 2011
EBITDA	$274.0	$117.1	$2,289.2	$(855.4)	$233.1	$236.5
Interest expense, net	(46.3)	(7.0)	(73.6)	(225.4)	(33.8)	(34.2)
Benefit from (provision for) income taxes	4.2	(0.3)	8.7	61.8	(25.6)	(9.6)
Depreciation and amortization	(70.3)	(38.4)	(20.2)	(168.4)	(59.2)	(50.9)

Net income (loss) attributable to Aleris Corporation.	$161.6	$71.4	$2,204.1	$(1,187.4)	$114.5	$141.8
Net loss attributable to noncontrolling interest	(0.4)	—	—	—	(0.9)	(0.1)

Net income (loss)	$161.2	$71.4	$2,204.1	$(1,187.4)	$113.6	$141.7

Depreciation and amortization	70.3	38.4	20.2	168.4	59.2	50.9
Benefit from deferred income taxes	(33.6)	(4.8)	(11.4)	(54.2)	8.3	1.5
Restructuring and impairment charges:
Charges (gains)	4.4	12.1	(0.4)	862.9	1.1	3.4
Payments	(3.8)	(3.3)	(5.5)	(45.6)	(4.1)	(2.6)
Reorganization items:
(Gains) charges	(1.3)	7.4	(2,227.3)	123.1	0.4	(1.4)
Payments	(3.6)	(33.7)	(31.2)	(25.2)	(0.6)	(1.7)
Unrealized currency exchange losses (gains) on debt	5.4	—	25.5	(14.9)	0.5	(1.0)
Stock-based compensation expense	10.1	4.9	1.3	2.1	8.1	7.3
Unrealized losses (gains) on derivative financial instruments	37.8	(19.8)	39.2	(11.2)	(3.2)	13.4
Amortization of debt issuance costs	6.3	2.5	27.8	109.1	4.7	4.5
Other non-cash (gains) charges, net	(8.9)	(15.4)	18.3	1.7	(1.1)	(5.9)
Change in operating assets and liabilities:
Change in accounts receivable	(13.0)	81.3	(181.5)	119.5	(97.4)	(130.7)
Change in inventories	15.7	(46.6)	(138.7)	159.3	(41.5)	(53.5)
Change in other assets	(8.5)	37.0	(15.2)	(41.7)	(7.7)	(3.7)
Change in accounts payable	(18.4)	24.8	67.4	(103.6)	69.6	88.4
Change in accrued liabilities	46.8	(37.1)	33.4	(5.6)	(17.9)	39.1

Net cash provided (used) by operating activities	$266.9	$119.1	$(174.0)	$56.7	$92.0	149.7

(b)	Adjusted EBITDA is another example of a non-U.S. GAAP financial measure that we believe provides investors and other users of our financial information with useful information. Non-U.S. GAAP measures have limitations as analytical tools and should be considered in addition to, not in isolation or as a substitute for, or as superior to, the measures of financial performance prepared in accordance with U.S. GAAP. Management uses Adjusted EBITDA as a performance metric and believes this measure provides additional information used by our noteholders and parties to the ABL Facility with respect to the ongoing performance of our underlying business activities, as well as our ability to meet our future debt service, capital expenditures and working capital needs. In addition, Adjusted EBITDA, without adjustments for metal price lag, is a component of certain financial covenants under the credit agreement governing the ABL Facility. Adjusted EBITDA as defined under the ABL Facility also limits the amount of adjustments for restructuring charges incurred after the Emergence Date and requires additional adjustments be made if certain annual pension funding levels are exceeded. These thresholds were not met as of September 30, 2012.

We define Adjusted EBITDA as EBITDA excluding metal price lag, reorganization items, net, unrealized gains and losses on derivative financial instruments, restructuring items, net, the impact of recording inventory and other items at fair value through fresh-start and purchase accounting, currency exchange gains and losses on debt, stock-based compensation expense, start-up expenses, and certain other gains and losses. Adjusted EBITDA should not be construed as an alternative to net income attributable to Aleris Corporation as an indicator of our performance, or cash flows from our operating activities, investing activities or financing activities as a measure of liquidity, in each case as such measure is determined in accordance with U.S. GAAP. Adjusted EBITDA as we use it is likely to differ from the methods used by other companies in computing similarly titled or defined terms. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

Our reconciliation of net income (loss) attributable to Aleris Corporation to EBITDA and Adjusted EBITDA is as follows:

	(Successor)		(Predecessor)		(Successor)
(in millions)	For the year ended December 31, 2011	For the seven months ended December 31, 2010	For the five months ended May 31, 2010	For the year ended December 31, 2009	For the nine months ended September 30, 2012	For the nine months ended September 30, 2011
Net income (loss) attributable to Aleris Corporation	$161.6	$71.4	$2,204.1	$(1,187.4)	$114.5	$141.8
Interest expense, net	46.3	7.0	73.6	225.4	33.8	34.2
Provision for (benefit from) income taxes	(4.2)	0.3	(8.7)	(61.8)	25.6	9.6
Depreciation and amortization	70.3	38.4	20.2	168.4	59.2	50.9

EBITDA	$274.0	$117.1	$2,289.2	$(855.4)	$233.1	$236.5
Reorganization items, net(i)	(1.3)	7.4	(2,227.3)	123.1	0.4	(1.4)
Unrealized losses (gains) on derivative financial instruments	37.8	(19.8)	39.2	(11.2)	(3.2)	13.4
Restructuring and impairment charges (gains)(ii)	4.4	12.1	(0.4)	862.9	1.1	3.4
Impact of recording inventory and other items at fair value through fresh-start and purchase accounting(iii)	3.4	24.4	1.6	2.5	(0.8)	2.2
Currency exchange losses (gains) on debt	0.7	(5.8)	32.0	(17.0)	0.3	(1.0)
Stock-based compensation expense	10.1	4.9	1.3	2.1	8.1	7.3
Start-up expenses	10.2	2.0	—	—	17.5	8.2
Other(iv)	11.2	(1.2)	1.0	4.2	4.2	7.6
(Favorable) unfavorable metal price lag(v)	(18.9)	21.0	(34.6)	(29.5)	(12.1)	(6.3)

Adjusted EBITDA	$331.6	$162.1	$102.0	$81.7	$248.6	$269.9

(i)	See Note 4, “Fresh-Start Accounting,” and Note 3, “Reorganization Under Chapter 11,” to the audited consolidated financial statements included elsewhere in this prospectus.
(ii)	See Note 5, “Restructuring and Impairment Charges,” to the audited consolidated financial statements included elsewhere in this prospectus.
(iii)

Represents the impact of applying fresh-start and purchase accounting rules under U.S. GAAP which effectively eliminate the profit associated with acquired inventories by requiring those inventories to be adjusted to fair value through the purchase price allocation. The amounts represent $33.0 million of adjustments to the recording of inventory for the seven months ended December 31, 2010, and zero for all other periods presented. The amounts in the table also represent the fair value of derivative financial instruments as of the date of the acquisition of Aleris International by TPG Capital (formerly

Texas Pacific Group) (“TPG”) in 2006 or Aleris International’s emergence from bankruptcy in 2010 that settled in each of the periods presented. These amounts are included in Adjusted EBITDA to reflect the total economic gains or losses associated with these derivatives. Absent adjustment, Adjusted EBITDA would reflect the amounts recorded in the financial statements as realized gains and losses, which represent only the change in value of the derivatives from the date of TPG’s acquisition of Aleris International or Aleris International’s emergence from bankruptcy to settlement.
(iv)	Includes the write-down of inventories associated with plant closures and gains and losses on the disposal of assets. For the year ended December 31, 2011, includes $11.9 million of contract termination costs associated with the cancellation of our research and development agreement with Tata Steel.
(v)	Represents the financial impact of the timing difference between when aluminum prices included within our revenues are established and when aluminum purchase prices included in our cost of sales are established. This lag will, generally, increase our earnings and EBITDA in times of rising primary aluminum prices and decrease our earnings and EBITDA in times of declining primary aluminum prices; however, our use of derivative financial instruments seeks to reduce this impact. Metal price lag is net of the realized gains and losses from our derivative financial instruments. We exclude metal price lag from our determination of Adjusted EBITDA because it is not an indicator of the performance of our underlying operations.

(c)	Commercial margin is another example of a non-U.S. GAAP financial measure that we believe provides investors and other users of our financial information with useful information. Non-U.S. GAAP measures have limitations as analytical tools and should be considered in addition to, not in isolation or as a substitute for, or as superior to, the measures of financial performance prepared in accordance with U.S. GAAP. Commercial margin removes the hedged cost of the metal we purchase and metal price lag from revenue. Commercial margins capture the value-added components of our business and are impacted by factors, including rolling margins (the fee we charge to convert aluminum in our rolled products and extrusions businesses), the value-added mix of products sold and scrap spreads, which management are able to influence more readily than aluminum prices and, therefore, provide another basis upon which certain elements of our segments’ performance can be measured. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

Our reconciliation of revenues to commercial margin is as follows:

	(Successor)		(Predecessor)		(Successor)
(in millions)	For the year ended December 31, 2011	For the seven months ended December 31, 2010	For the five months ended May 31, 2010	For the year ended December 31, 2009	For the nine months ended September 30, 2012	For the nine months ended September 30, 2011
Revenues	$4,826.4	$2,474.1	$1,643.0	$2,996.8	$3,392.2	$3,766.7
Hedged cost of metal	(3,045.0)	(1,560.7)	(994.6)	(1,687.9)	(2,089.6)	(2,408.1)
(Favorable) unfavorable metal price lag	(18.9)	21.0	(34.6)	(29.5)	(12.1)	(6.3)

Commercial margin	$1,762.5	$934.4	$613.8	$1,279.4	1,290.5	1,352.3

(d)	For the year ended December 31, 2009, earnings were insufficient to cover fixed charges by $1.2 billion.

RISK FACTORS

You should carefully consider the risk factors set forth below as well as other information contained in this prospectus before making a decision to participate in the exchange offer. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. In such a case, you may lose all or part of your original investment in the exchange notes.

Risks Related to Our Business

If we fail to implement our business strategy, our financial condition and results of operations could be adversely affected.

Our future financial performance and success depend in large part on our ability to successfully implement our business strategy. We cannot assure you that we will be able to successfully implement our business strategy or be able to continue improving our operating results. In particular, we cannot assure you that we will be able to achieve all operating cost savings targeted through focused productivity improvements and capacity optimization, further enhancements of our business and product mix, expansion in selected international regions, opportunistic pursuit of strategic acquisitions and management of key commodity exposures.

Furthermore, we cannot assure you that we will be successful in our growth efforts or that we will be able to effectively manage expanded or acquired operations. Our ability to achieve our expansion and acquisition objectives and to effectively manage our growth effectively depends on a number of factors, including the following:

•	our ability to introduce new products and end-use applications;

•	our ability to identify appropriate acquisition targets and to negotiate acceptable terms for their acquisition;

•	our ability to integrate new businesses into our operations; and

•	the availability of capital on acceptable terms.

Implementation of our business strategy could be affected by a number of factors beyond our control, such as increased competition, legal and regulatory developments, general economic conditions or an increase in operating costs. Any failure to successfully implement our business strategy could adversely affect our financial condition and results of operations. We may, in addition, decide to alter or discontinue certain aspects of our business strategy at any time.

The cyclical nature of the metals industry, our end-use segments and our customers’ industries could limit our operating flexibility, which could negatively affect our financial condition and results of operations.

The metals industry in general is cyclical in nature. It tends to reflect and be amplified by changes in general and local economic conditions. These conditions include the level of economic growth, financing availability, the availability of affordable energy sources, employment levels, interest rates, consumer confidence and housing demand. Historically, in periods of recession or periods of minimal economic growth, metals companies have often tended to underperform other sectors. We are particularly sensitive to trends in the transportation and building and construction industries, which are both seasonal, highly cyclical and dependent upon general economic conditions. For example, during recessions or periods of low growth, the transportation and building and construction industries typically experience major cutbacks in production, resulting in decreased demand for aluminum. This leads to significant fluctuations in demand and pricing for our products and services. Because we generally have high fixed costs, our near-term profitability is significantly affected by decreased processing volume. Accordingly, reduced demand and pricing pressures may significantly reduce our profitability and adversely affect our financial condition. Economic downturns in regional and global economies or a prolonged recession in our principal industry segments have had a negative impact on our operations in the past and could have a negative impact on our future financial condition or results of operations. In addition, in recent years global economic and commodity trends have been increasingly correlated. Although we continue to seek to diversify our business on a geographic and industry end-use basis, we cannot assure you that diversification will significantly mitigate the effect of cyclical downturns.

Changes in the market price of aluminum impact the selling prices of our products and the benefit we gain from using scrap in our manufacturing process. Market prices of aluminum are dependent upon supply and demand and a variety of factors over which we have minimal or no control, including:

•	regional and global economic conditions;

•	availability and relative pricing of metal substitutes;

•	labor costs;

•	energy prices;

•	environmental and conservation regulations;

•	seasonal factors and weather; and

•	import and export levels and/or restrictions.

Our business requires substantial amounts of capital to operate; failure to maintain sufficient liquidity will have a material adverse effect on our financial condition and results of operations.

Our business requires substantial amounts of cash to operate and our liquidity can be adversely affected by a number of factors outside our control. Fluctuations in the LME prices for aluminum may result in increased cash costs for metal or scrap. In addition, if aluminum price movements result in a negative valuation of our current financial derivative positions, our counterparties may require posting of cash collateral. Furthermore, in an environment of falling LME prices, the borrowing base and availability under the ABL Facility may shrink and constrain our liquidity.

The loss of certain members of our management may have an adverse effect on our operating results.

Our success will depend, in part, on the efforts of our senior management and other key employees. These individuals possess sales, marketing, engineering, manufacturing, financial and administrative skills that are critical to the operation of our business. If we lose or suffer an extended interruption in the services of one or more of our senior officers, our financial condition and results of operations may be negatively affected. Moreover, the pool of qualified individuals may be highly competitive and we may not be able to attract and retain qualified personnel to replace or succeed members of our senior management or other key employees, should the need arise.

We may be unable to manage effectively our exposure to commodity price fluctuations, and our hedging activities may affect profitability in a changing metals price environment and subject our earnings to greater volatility from period-to-period.

Significant increases in the price of primary aluminum, aluminum scrap, alloys, hardeners, or energy would cause our cost of sales to increase significantly and, if not offset by product price increases, would negatively affect our financial condition and results of operations. We are substantial consumers of raw materials, and by far the largest input cost in producing our goods is the cost of aluminum. The cost of energy used by us, however, is also substantial. Customers pay for our products based on the price of the aluminum contained in the products, plus a “rolling margin” or “conversion margin” fee (the “Price Margin”), or based on a fixed price. In general, we use this pricing mechanism to pass changes in the price of aluminum, and, sometimes, in the price of natural gas, through to our customers. In most end-uses and by industry convention, however, we offer our products at times on a fixed price basis as a service to the customer. This commitment to supply an aluminum-based product to a customer at a fixed price often extends months, but sometimes years, into the future. Such commitments require us to purchase raw materials in the future, exposing us to the risk that increased aluminum or natural gas prices will increase the cost of our products, thereby reducing or eliminating the Price Margin we receive when we deliver the product. These risks may be exacerbated by the failure of our customers to pay for products on a timely basis, or at all.

Furthermore, the RPNA, RPEU and Extrusions segments are exposed to variability in the market price of a premium differential (referred to as “Midwest Premium” in the United States and “Duty Paid/Unpaid Rotterdam” in Europe) charged by industry participants to deliver aluminum from the smelter to the manufacturing facility. This premium differential also fluctuates in relation to several conditions. The RPNA, RPEU and Extrusions segments follow a pattern of increasing or decreasing their selling prices to customers in response to changes in the Midwest Premium and the Duty Paid/Unpaid Rotterdam.

Similarly, as we maintain large quantities of base inventory, significant decreases in the price of primary aluminum would reduce the realizable value of our inventory, negatively affecting our financial condition and results of operations. In addition, a drop in aluminum prices between the date of purchase and the final settlement date on derivative contracts used to mitigate the risk of price fluctuations may require us to post additional margin, which, in turn, can be a significant demand on liquidity.

We purchase and sell LME forwards, futures and options contracts to seek to reduce our exposure to changes in aluminum, copper and zinc prices. The ability to realize the benefit of our hedging program is dependent upon factors beyond our control such as counterparty risk as well as our customers making timely payment to us for product. In addition, at certain times, hedging options may be unavailable or not available on terms acceptable to us. In certain scenarios when market price movements result in a decline in value of our current derivatives position, our mark-to-market expense may exceed our credit line and counterparties may request the posting of cash collateral. Despite the use of LME forwards, futures and options contracts, we remain exposed to the variability in prices of aluminum scrap. While aluminum scrap is typically priced in relation to prevailing LME prices, certain scrap types used in our RSAA operations are not highly correlated to an underlying LME price and, therefore, are not hedged. Scrap is also priced at a discount to LME aluminum (depending upon the quality of the material supplied). This discount is referred to in the industry as the “scrap spread” and fluctuates depending upon industry conditions. In addition, we purchase forwards, futures or options contracts to reduce our exposure to changes in natural gas prices. We do not account for our forwards, futures, or options contracts as hedges of the underlying risks. As a result, unrealized gains and losses on our derivative financial instruments must be reported in our consolidated results of operations. The inclusion of such unrealized gains and losses in earnings may produce significant period to period earnings volatility that is not necessarily reflective of our underlying operating performance. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk.”

Our internal controls over financial reporting and our disclosure controls and procedures may not prevent all possible errors that could occur.

Each quarter, our chief executive officer and chief financial officer evaluate our internal controls over financial reporting and our disclosure controls and procedures, which includes a review of the objectives, design, implementation and effect of the controls relating to the information generated for use in our financial reports. In the course of our controls evaluation, we seek to identify data errors or control problems and to confirm that appropriate corrective action, including process improvements, are being undertaken. The overall goals of these various evaluation activities are to monitor our internal controls over financial reporting and our disclosure controls and procedures and to make modifications as necessary. Our intent in this regard is that our internal controls over financial reporting and our disclosure controls and procedures will be maintained as dynamic systems that change (including with improvements and corrections) as conditions warrant. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be satisfied. These inherent limitations include the possibility that judgments in our decision-making could be faulty, and that isolated breakdowns could occur because of simple human error or mistake. We cannot provide absolute assurance that all possible control issues within our company have been detected. The design of our system of controls is based in part upon certain assumptions about the likelihood of events, and there can be no assurance that any design will succeed absolutely in achieving our stated goals. Because of the inherent limitations in any control system, misstatements could occur and not be detected.

We may encounter increases in the cost, or limited availability, of raw materials and energy, which could cause our cost of goods sold to increase thereby reducing operating results and limiting our operating flexibility.

We require substantial amounts of raw materials and energy in our business, consisting principally of primary-based aluminum, aluminum scrap, alloys and other materials, and natural gas. Any substantial increases in the cost of raw materials or energy could cause our operating costs to increase and negatively affect our financial condition and results of operations.

Aluminum scrap, primary aluminum, rolling slab, billet and hardener prices are subject to significant cyclical price fluctuations. Metallics (primary aluminum metal, aluminum scrap and aluminum dross) represent the largest component of our costs of sales. We purchase aluminum primarily from aluminum scrap dealers, primary aluminum producers and other intermediaries. We meet our remaining requirements with purchased primary-based aluminum. We have limited control over the price or availability of these supplies in the future.

The availability and price of aluminum scrap, rolling slab and billet depend on a number of factors outside our control, including general economic conditions, international demand for metallics and internal recycling activities by primary aluminum producers and other consumers of aluminum. We rely on third parties for the supply of alloyed rolling slab and billet for certain products. In the future, we may face an increased risk of supply to meet our demand due to issues with suppliers and their rising costs of production and their ability to sustain their business. Our inability to satisfy our future supply needs may impact our profitability and expose us to penalties as a result of contractual commitments with some of our customers. The availability and price of rolling slab and billet could impact our margins or our ability to meet customer volumes. Increased regional and global demand for aluminum scrap can have the effect of increasing the prices that we pay for these raw materials thereby increasing our cost of sales. We may not be able to adjust the selling prices for our products to recover the increases in scrap prices. If scrap and dross prices were to increase significantly without a commensurate increase in the traded value of the primary metals, our future financial condition and results of operations could be affected by higher costs and lower profitability. In addition, a significant decrease in the pricing spread between aluminum scrap and primary aluminum could make recycling less attractive compared to primary production, and thereby reduce customer demand for our recycling business.

After raw material and labor costs, utilities represent the third largest component of our cost of sales. The price of natural gas, and therefore the costs, can be particularly volatile. Price, and volatility, can differ by global region based on supply and demand, political issues and government regulation, among other things. As a result, our natural gas costs may fluctuate dramatically, and we may not be able to reduce the effect of higher natural gas costs on our cost of sales. If natural gas costs increase, our financial condition and results of operations may be adversely affected. Although we attempt to mitigate volatility in natural gas costs through the use of hedging and the inclusion of price escalators in certain of our long-term supply contracts, we may not be able to eliminate the effects of such cost volatility. Furthermore, in an effort to offset the effect of increasing costs, we may have also limited our potential benefit from declining costs.

If we were to lose order volumes from any of our largest customers, our sales volumes, revenues and cash flows could be reduced.

Our business is exposed to risks related to customer concentration. Our ten largest customers were responsible for approximately 27% of our consolidated revenues for the year ended December 31, 2011. No one customer accounted for more than 5% of those revenues. A loss of order volumes from, or a loss of industry share by, any major customer could negatively affect our financial condition and results of operations by lowering sales volumes, increasing costs and lowering profitability. In addition, our strategy of having dedicated facilities and arrangements with customers subject us to the inherent risk of increased dependence on a single or a few customers with respect to these facilities. In such cases, the loss of such a customer, or the reduction of that customer’s business at one or more of our facilities, could negatively affect our financial condition and results of operations, and we may be unable to timely replace, or replace at all, lost order volumes. In addition, several of our customers have become involved in bankruptcy or insolvency proceedings and have defaulted on their obligations to us in recent years. Similar incidents in the future would adversely impact our financial conditions and results of operations.

We do not have long-term contractual arrangements with a substantial number of our customers, and our sales volumes and revenues could be reduced if our customers switch their suppliers.

Approximately 82% of our consolidated revenues for the year ended December 31, 2011 were generated from customers who do not have long-term contractual arrangements with us. These customers purchase products and services from us on a purchase order basis and may choose not to continue to purchase our products and services. Any significant loss of these customers or a significant reduction in their purchase orders could have a material negative impact on our sales volume and business.

Our business requires substantial capital investments that we may be unable to fulfill.

Our operations are capital intensive. Our total capital expenditures were $204.6 million, $62.5 million, $68.6 million, $285.5 million and $108.4 million for the years ended December 31, 2011, 2010, 2009 and the nine months ended September 30, 2012 and 2011, respectively. Our 2011 and 2012 capital expenditures include spending related to the Zhenjiang rolling mill. We may not generate sufficient operating cash flows and our external financing sources may not be available in an amount sufficient to enable us to make anticipated capital expenditures, service or refinance our indebtedness or fund other liquidity needs. If we are unable to make upgrades or purchase new plants and equipment, our financial condition and results of operations could be affected by higher maintenance costs, lower sales volumes due to the impact of reduced product quality, and other competitive influences.

The rolling mill we are building in China requires substantial additional capital investments that may not be able to be satisfied.

We are building a rolling mill in China. The rolling mill requires significant capital expenditures which are financed under the China Loan Facility and by capital contributed by us. The Chinese government exercises significant control over economic growth in China through the allocation of resources, including imposing policies that impact particular industries or companies in different ways, so we may experience future disruptions to our access to capital in the Chinese banking market. We have had delays in our ability to make timely draws of amounts committed under the China Loan Facility in the past and we cannot be certain that we will be able to draw all amounts committed under the China Loan Facility in the future or as to the timing or cost of any such draws. We also may not generate sufficient operating cash flows and our external financing sources may not be available in an amount sufficient to enable us to make the anticipated capital expenditures for the Zhenjiang rolling mill. To the extent that funding is not available under the non-recourse China Loan Facility, we may need to increase the amount of capital necessary to fund the Zhenjiang rolling mill from our own or other sources of capital. The availability of financing, as well as future actions and policies of the Chinese government, could materially affect the funding of the rolling mill in China, which may delay or halt construction.

We may not be able to compete successfully in the industry segments we serve and aluminum may become less competitive with alternative materials, which could reduce our share of industry sales, sales volumes and selling prices.

Aluminum competes with other materials such as steel, plastic, composite materials and glass for various applications. Higher aluminum prices tend to make aluminum products less competitive with these alternative materials.

We compete in the production and sale of rolled aluminum products with a number of other aluminum rolling mills, including large, single-purpose sheet mills, continuous casters and other multi-purpose mills, some of which are larger and have greater financial and technical resources than we do. We compete with other rolled products suppliers, principally multipurpose mills, on the basis of quality, price, timeliness of delivery, technological innovation and customer service. Producers with a different cost basis may, in certain circumstances, have a competitive pricing advantage.

We also compete with other aluminum recyclers in segments that are highly fragmented and characterized by smaller, regional operators. The principal factors of competition in our aluminum recycling business include price, metal recovery rates, proximity to customers, customer service, molten metal delivery capability, environmental and safety regulatory compliance and types of services offered.

As we increase our international business, we encounter the risk that non-U.S. governments could take actions to enhance local production or local ownership at our expense.

Additional competition could result in a reduced share of industry sales or reduced prices for our products and services, which could decrease revenues or reduce volumes, either of which could have a negative effect on our financial condition and results of operations.

A portion of our sales is derived from our international operations, which exposes us to certain risks inherent in doing business abroad.

We have aluminum recycling operations in Germany, the United Kingdom, Mexico, Norway and Canada and magnesium recycling operations in Germany. We also have rolled products and extrusions operations in Germany, Belgium and China. We continue to explore opportunities to expand our international operations. We are building a rolling mill in China. Our international operations generally are subject to risks, including:

•	changes in U.S. and international governmental regulations, trade restrictions and laws, including tax laws and regulations;

•

compliance with U.S. and foreign anti-corruption and trade control laws, such as the Foreign Corrupt Practices Act, export controls and economic sanction programs, including those administered by the U.S. Treasury Department’s Office of Foreign Assets Control;

•	currency exchange rate fluctuations;

•	tariffs and other trade barriers;

•	the potential for nationalization of enterprises or government policies favoring local production;

•	interest rate fluctuations;

•	high rates of inflation;

•	currency restrictions and limitations on repatriation of profits;

•	differing protections for intellectual property and enforcement thereof;

•	divergent environmental laws and regulations; and

•	political, economic and social instability.

The occurrence of any of these events could cause our costs to rise, limit growth opportunities or have a negative effect on our operations and our ability to plan for future periods, and subject us to risks not generally prevalent in the United States.

The financial condition and results of operations of some of our operating entities are reported in various currencies and then translated into U.S. dollars at the applicable exchange rate for inclusion in our audited and unaudited consolidated financial statements. As a result, appreciation of the U.S. dollar against these currencies may have a negative impact on reported revenues and operating profit, and the resulting accounts receivable, while depreciation of the U.S. dollar against these currencies may generally have a positive effect on reported revenues and operating profit. In addition, a portion of the revenues generated by our international operations are denominated in U.S. dollars, while the majority of costs incurred are denominated in local currencies. As a result, appreciation in the U.S. dollar may have a positive impact on earnings while depreciation of the U.S. dollar may have a negative impact on earnings.

Current environmental liabilities as well as the cost of compliance with, and liabilities under, health and safety laws could increase our operating costs and negatively affect our financial condition and results of operations.

Our operations are subject to federal, state, local and foreign environmental laws and regulations, which govern, among other things, air emissions, wastewater discharges, the handling, storage and disposal of hazardous substances and wastes, the remediation of contaminated sites and employee health and safety. Future environmental regulations could impose stricter compliance requirements on the industries in which we operate. Additional pollution control equipment, process changes, or other environmental control measures may be needed at some of our facilities to meet future requirements.

Financial responsibility for contaminated property can be imposed on us where current operations have had an environmental impact. Such liability can include the cost of investigating and remediating contaminated soil or ground water, fines and penalties sought by environmental authorities, and damages arising out of personal injury, contaminated property and other toxic tort claims, as well as lost or impaired natural resources. Certain environmental laws impose strict, and in certain circumstances joint and several, liability for certain kinds of matters, such that a person can be held liable without regard to fault for all of the costs of a matter even though others were also involved or responsible. The costs of all such matters have not been material to net income (loss) for any accounting period since January 1, 2007. However, future remedial requirements at currently owned or operated properties or adjacent areas could result in significant liabilities.

Changes in environmental requirements or changes in their enforcement could materially increase our costs. For example, if salt cake, a by-product from some of our recycling operations, were to become classified as a hazardous waste in the United States, the costs to manage and dispose of it would increase and could result in significant increased expenditures.

We could experience labor disputes that could disrupt our business.

Approximately 45% of our U.S. employees and substantially all of our non-U.S. employees, located primarily in Europe where union membership is common, are represented by unions or equivalent bodies and are covered by collective bargaining or similar agreements which are subject to periodic renegotiation. Although we believe that we will successfully negotiate new collective bargaining agreements when the current agreements expire, these negotiations may not prove successful, may result in a significant increase in the cost of labor, or may break down and result in the disruption or cessation of our operations.

Labor negotiations may not conclude successfully, and, in that case, work stoppages or labor disturbances may occur. Any such stoppages or disturbances may have a negative impact on our financial condition and results of operations by limiting plant production, sales volumes and profitability.

New governmental regulation relating to greenhouse gas emissions may subject us to significant new costs and restrictions on our operations.

Climate change is receiving increasing attention worldwide. Many scientists, legislators and others attribute climate change to increased levels of greenhouse gases, including carbon dioxide, which has led to significant legislative and regulatory efforts to limit greenhouse gas emissions. There are legislative and regulatory initiatives in various jurisdictions that would regulate greenhouse gas emissions through a cap-and-trade system under which emitters would be required to buy allowances to offset emissions of greenhouse gas. In addition, several states, including states where we have manufacturing plants, are considering various greenhouse gas registration and reduction programs. Certain of our manufacturing plants use significant amounts of energy, including electricity and natural gas, and certain of our plants emit amounts of greenhouse gas above certain minimum thresholds that are likely to be affected by existing proposals. Greenhouse gas regulation could increase the price of the electricity we purchase, increase costs for our use of natural gas, potentially restrict access to or the use of natural gas, require us to purchase allowances to offset our own emissions or result in an overall increase in our costs of raw materials, any one of which could significantly increase our costs, reduce our competitiveness in a global economy or otherwise negatively affect our business, operations or financial results. While future emission regulation appears likely, it is too early to predict how this regulation may affect our business, operations or financial results.

Further aluminum industry consolidation could impact our business.

The aluminum industry has experienced consolidation over the past several years, and there may be further industry consolidation in the future. Although current industry consolidation has not negatively impacted our business, further consolidation in the aluminum industry could possibly have negative impacts that we cannot reliably predict.

The profitability of our scrap-based recycling, rolling and extrusion operations depends, in part, on the availability of an adequate source of supplies.

We depend on scrap for our operations and acquire our scrap inventory from numerous sources. These suppliers generally are not bound by long-term contracts and have no obligation to sell scrap metals to us. In periods of low industry prices, suppliers may elect to hold scrap waiting for higher prices. In addition, the slowdown in industrial production and consumer consumption in the U.S. during the current economic crisis has reduced and is expected to continue to reduce the supply of scrap metal available to us. In addition, exports of scrap out of North America and Europe can negatively impact scrap availability and scrap spreads. If an adequate supply of scrap metal is not available to us, we would be unable to recycle metals at desired volumes and our results of operations and financial condition would be materially and adversely affected.

Our rolled and extrusion operations depend on external suppliers for rolling slab and billet for certain products. The availability of rolling slab and billet is dependent upon a number of factors, including general economic conditions, which can impact the supply of available rolling slab and billet, and LME pricing, where lower LME prices may cause certain rolling slab and billet producers to curtail production. If rolling slab and billet are less available, our margins could be impacted by higher premiums that we may not be able to pass along to our customers or we may not be able to meet the volume requirements of our customers, which may cause sales losses or result in damage claims from our customers. We maintain long-term contracts for certain volumes of our rolling slab and billet requirements, for the remainder we depend on annual and spot purchases. If we enter into a period of persistent short supply, we could incur significant capital expenditures to internally produce 100% of our rolling slab and billet requirements.

Our operations present significant risk of injury or death. We may be subject to claims that are not covered by or exceed our insurance.

Because of the heavy industrial activities conducted at our facilities, there exists a risk of injury or death to our employees or other visitors, notwithstanding the safety precautions we take. Our operations are subject to regulation by various federal, state and local agencies responsible for employee health and safety, including the Occupational Safety and Health Administration, which has from time to time levied fines against us for certain isolated incidents. While we have in place policies to minimize such risks, we may nevertheless be unable to avoid material liabilities for any employee death or injury that may occur in the future. These types of incidents may not be covered by or may exceed our insurance coverage and may have a material adverse effect on our results of operations and financial condition.

New derivatives legislation could have an adverse impact on our ability to hedge risks associated with our business and on the cost of our hedging activities.

We use over-the-counter (“OTC”) derivatives products to hedge our metal commodity risks and, historically, our interest rate and currency risks. Legislation has been adopted to increase the regulatory oversight of the OTC derivatives markets and impose restrictions on certain derivative transactions, which could affect the use of derivatives in hedging transactions. Final regulations pursuant to this legislation defining which companies will be subject to the legislation have not yet been adopted. If future regulations subject us to additional capital or margin requirements or other restrictions on our trading and commodity positions, they could have an adverse effect on our ability to hedge risks associated with our business and on the cost of our hedging activities.

Our pension obligations are currently underfunded. We may have to make significant cash payments to our pension plans, which would reduce the cash available for our business and have an adverse effect on our business financial condition, results of operations, prospects and ability to satisfy our obligations under our indebtedness.

Our U.S. defined benefit pension plans cover certain salaried and non-salaried employees at our corporate headquarters and within our RPNA segment. The plan benefits are based on age, years of service and employees’ eligible compensation during employment for all employees not covered under a collective bargaining agreement and on stated amounts based on job grade and years of service prior to retirement for non-salaried employees covered under a collective bargaining agreement. Our funding policy for the U.S. defined benefit pension plans is to make annual contributions based on advice from our actuaries and the evaluation of our cash position, but not less than minimum statutory requirements. All the minimum funding requirements of the Code and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) for these plans have been met as of December 31, 2011, at which time, the U.S. defined benefit pension plans, in the aggregate, were underfunded (on a U.S. GAAP basis) by approximately $65.4 million. These figures are based on the most recent information provided by the plans’ actuaries. The liabilities could increase or decrease, depending on a number of factors, including future changes in benefits, investment returns, and the assumptions used to calculate the liability. The current underfunded status of the U.S. defined benefit plans requires us to notify the Pension Benefit Guaranty Corporation (“PBGC”) of certain “reportable events,” (within the meaning of ERISA) including if we pay certain extraordinary dividends. Under Title IV of ERISA, the PBGC has the authority under certain circumstances or upon the occurrence of certain events to terminate an underfunded pension plan. One such circumstance is the occurrence of an event that unreasonably increases the risk of unreasonably large losses to the PBGC. We believe it is unlikely that the PBGC would terminate any of our plans, which would result in our incurring a liability to the PBGC that could be equal to the entire amount of the underfunding. However, in the event we increase our indebtedness and/or pay an extraordinary dividend, the PBGC could enter into a negotiation with us that could cause us to materially increase or accelerate our funding obligations under our U.S. defined benefit pension plans. The occurrence of either of those actions could have an adverse effect on our business financial condition, results of operations, prospects and ability to satisfy our obligations under our indebtedness.

Risks Related to the Exchange Notes and Our Indebtedness

Our substantial leverage and debt service obligations could adversely affect our financial condition and restrict our operating flexibility.

We have substantial consolidated debt and, as a result, significant debt service obligations. As of September 30, 2012, on a pro forma basis to reflect the notes, our total consolidated indebtedness would have been $1,186.5 million, excluding $43.0 million of outstanding letters of credit. We also would have had the ability to borrow up to $476.9 million under our ABL Facility. Aleris Zhenjiang, which is an unrestricted subsidiary and non-guarantor under the indentures governing our existing 7 5/8% Senior Notes and the notes, has the ability to borrow up to approximately $224.8 million (on a U.S. dollar equivalent subject to exchange rate fluctuations) under the non-recourse China Loan Facility. Our substantial level of debt and debt service obligations could have important consequences including the following:

•

making it more difficult for us to satisfy our obligations with respect to our indebtedness, including the exchange notes, which could result in an event of default under the indenture governing the exchange notes and the agreements governing our other indebtedness;

•

limiting our ability to obtain additional financing on satisfactory terms to fund our working capital requirements, capital expenditures, acquisitions, investments, debt service requirements and other general corporate requirements;

•

increasing our vulnerability to general economic downturns, competition and industry conditions, which could place us at a competitive disadvantage compared to our competitors that are less leveraged and therefore we may be unable to take advantage of opportunities that our leverage prevents us from exploiting;

•	exposing our cash flows to changes in floating rates of interest such that an increase in floating rates could negatively impact our cash flows;

•

imposing additional restrictions on the manner in which we conduct our business under financing documents, including restrictions on our ability to pay dividends, make investments, incur additional debt and sell assets; and

•

reducing the availability of our cash flows to fund our working capital requirements, capital expenditures, acquisitions, investments, other debt obligations and other general corporate requirements, because we will be required to use a substantial portion of our cash flows to service debt obligations.

The occurrence of any one of these events could have an adverse effect on our business, financial condition, results of operations, prospects and ability to satisfy our obligations under our indebtedness.

Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

We and our subsidiaries may be able to incur substantial additional indebtedness, including secured indebtedness, in the future. Although the indentures governing our existing 7 5/8% Senior Notes and the notes and our ABL Facility contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions, and any indebtedness incurred in compliance with these restrictions could be substantial. Our ability to borrow under our ABL Facility will remain limited by the amount of the borrowing base. In addition, our ABL Facility, our existing 7 5/8% Senior Notes and the notes allow us to incur a significant amount of indebtedness in connection with acquisitions and a significant amount of purchase money debt. If new debt is added to our and our subsidiaries’ current debt levels, the related risks that we and they face would be increased.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control, and any failure to meet our debt service obligations could harm our business, financial condition and results of operations.

Our ability to pay interest on and principal of the exchange notes and to satisfy our other debt obligations will primarily depend upon our future operating performance. As a result, prevailing economic conditions and financial, business and other factors, many of which are beyond our control, will affect our ability to make these payments to satisfy our debt obligations. Included in such factors are the requirements, under certain scenarios, of our counterparties that we post cash collateral to maintain our hedging positions. In addition, price declines, by reducing our borrowing base, could limit availability under our ABL Facility and further constrain our liquidity.

If we do not generate sufficient cash flow from operations to satisfy our debt service obligations, including payments on the notes, we may have to undertake alternative financing plans, such as refinancing or restructuring our indebtedness, selling assets, reducing or delaying capital investments or seeking to raise additional capital. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments and the indenture governing the notes may restrict us from adopting some of these alternatives, which in turn could exacerbate the effects of any failure to generate sufficient cash flow to satisfy our debt service obligations. In addition, any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness on acceptable terms.

Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance our obligations at all or on commercially reasonable terms, would have an adverse effect, which could be material, on our business, financial condition and results of operations, may restrict our current and future operations, particularly our ability to respond to business changes or to take certain actions, as well as on our ability to satisfy our obligations in respect of the exchange notes.

The outstanding notes are not and the exchange notes will not be secured by our assets and the lenders under our ABL Facility are entitled to remedies available to secured lenders, which gives them priority over holders of the notes, and the exchange notes will be effectively subordinated to our and our subsidiary guarantors’ indebtedness under our ABL Facility to the extent of the value of the assets securing such indebtedness.

The outstanding notes and the related guarantees are and the exchange notes and the related guarantees will be effectively subordinated in right of payment to all of our and our subsidiary guarantors’ secured indebtedness to the extent of the value of the assets securing such indebtedness, including our ABL Facility. Loans under our ABL Facility are secured by security interests in substantially all of our and the guarantors’ assets (subject to certain exceptions). See “Description of Other Indebtedness—ABL Facility.” Under our ABL Facility as of September 30, 2012, we had no secured indebtedness outstanding, $43.0 million of outstanding letters of credit and the ability to borrow up to an additional $476.9 million. If we become insolvent or are liquidated, or if payment under our ABL Facility or of any other secured indebtedness is accelerated, the lenders under our ABL Facility and holders of other secured indebtedness (or an agent on their behalf) will be entitled to exercise the remedies available to secured lenders under applicable law (in addition to any remedies that may be available under documents pertaining to our ABL Facility or other senior debt). For example, the secured lenders could foreclose and sell those assets in which they have been granted a security interest to the exclusion of the holders of the notes, even if an event of default exists under the indenture governing the notes at that time. As a result, upon the occurrence of any of these events, there may not be sufficient, or any, funds to pay amounts due on the exchange notes. In addition, certain of our hedging obligations with respect to aluminum and natural gas will constitute secured indebtedness permitted to be incurred by the indenture governing the notes. If we experience unforeseeable changes in the prices of these commodities related to our derivative positions, the amount of this secured indebtedness could increase significantly. We expect to incur additional secured hedging obligations as part of our ongoing commodity risk management activities.

The outstanding notes are and the exchange notes will be structurally subordinated to the obligations of our foreign subsidiaries and to the obligations of our domestic subsidiaries that do not guarantee the notes.

None of our existing or future foreign subsidiaries guarantee the outstanding notes or will guarantee the exchange notes. The outstanding notes are and the exchange notes will be structurally subordinated to the obligations of our foreign subsidiaries, and to the obligations of our domestic subsidiaries that do not guarantee the outstanding notes and will not guarantee the exchange notes. Certain of our foreign subsidiaries guarantee our ABL Facility. As of September 30, 2012, our non-guarantor subsidiaries had approximately $750.2 million of consolidated total liabilities (excluding intercompany liabilities), which includes trade payables and approximately $158.7 million of indebtedness outstanding, with no indebtedness under our ABL Facility. Aleris Zhenjiang will be designated as an unrestricted subsidiary under the indenture governing the exchange notes and will not guarantee the exchange notes. Aleris Zhenjiang entered into the non-recourse China Loan Facility pursuant to which it has the ability to borrow up to approximately $224.8 million (on a U.S. dollar equivalent subject to exchange rate fluctuations).

Our non-guarantor subsidiaries may, in the future, incur substantial additional liabilities, including indebtedness. Furthermore, we may, under certain circumstances described in the indenture governing the notes, designate other subsidiaries as unrestricted subsidiaries, and any domestic subsidiary that is designated as unrestricted will not guarantee the notes. The indenture provides that Imsamet of Arizona, one of our less than wholly owned domestic subsidiaries, is not a guarantor of the notes. This subsidiary accounted for less than 1% of our revenues and assets for the year ended December 31, 2011. In the event of our non-guarantor subsidiaries’ bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding, the assets of those non-guarantor subsidiaries will not be available to pay obligations on the notes until after all of the liabilities (including trade payables) of those non-guarantor subsidiaries have been paid in full. In addition, in the event of a liquidation of the Company, or similar event, any indebtedness under the ABL Facility would be repaid from the assets of our foreign subsidiaries before the exchange notes. As of September 30, 2012, our non-guarantor subsidiaries had consolidated assets of approximately $1.5 billion, excluding intercompany balances and investments in subsidiaries, which represented 64% of the consolidated total assets of the Company and its subsidiaries. For the year ended December 31, 2011 and the nine months ended September 30, 2012, our non-guarantor subsidiaries generated revenues of approximately $2.7 billion and $1.8 billion, respectively, which represented 56% and 54%, respectively, of the consolidated revenues of the Company and its subsidiaries and operating income of $134.7 million and $134.7 million, respectively, which represented 69% and 78%, respectively, of the consolidated operating income of the Company and its subsidiaries.

The terms of our ABL Facility and the indentures governing our existing 7 5/8% Senior Notes and the notes may restrict our current and future operations, particularly our ability to respond to changes in our business or to take certain actions.

The credit agreement governing our ABL Facility and the indentures governing our existing 7 5/8% Senior Notes and the notes contain, and the terms of any future indebtedness of ours would likely contain, a number of restrictive covenants that impose significant operating and financial restrictions, including restrictions on our ability to engage in acts that may be in our best long-term interests. The indentures governing our existing 7 5/8% Senior Notes and the notes and the credit agreements governing our ABL Facility include covenants that, among other things, restrict our and our subsidiaries’ ability to:

•	incur additional indebtedness;

•	pay dividends on our capital stock and make other restricted payments;

•	make investments and acquisitions;

•	engage in transactions with our affiliates;

•	sell assets;

•	merge or consolidate with other entities; and

•	create liens.

In addition, our ability to borrow under our ABL Facility is limited by a borrowing base and, under certain circumstances, our ABL Facility requires us to comply with a minimum fixed charge coverage ratio and may require us to reduce our debt or take other actions in order to comply with this ratio. See “Description of Other Indebtedness—ABL Facility.” Moreover, our ABL Facility provides discretion to the agent bank acting on behalf of the lenders to impose additional availability and other reserves, which could materially impair the amount of borrowings that would otherwise be available to us. There can be no assurance that the agent bank will not impose such reserves or, were it to do so, that the resulting impact of this action would not materially and adversely impair our liquidity.

A breach of any of these provisions could result in a default under our ABL Facility, our existing 7 5/8% Senior Notes or the notes, as the case may be, that would allow lenders or noteholders to declare our outstanding debt immediately due and payable. If we are unable to pay those amounts because we do not have sufficient cash on hand or are unable to obtain alternative financing on acceptable terms, the lenders or noteholders could initiate a bankruptcy proceeding or, in the case of our ABL Facility, proceed against any assets that serve as collateral to secure such debt. The lenders under the ABL Facility will also have the right in these circumstances to terminate any commitments they have to provide further borrowings.

These restrictions could limit our ability to obtain future financings, make needed capital expenditures, withstand future downturns in our business or the economy in general or otherwise conduct necessary corporate activities. We may also be prevented from taking advantage of business opportunities that arise because of limitations imposed on us by the restrictive covenants under our ABL Facility, our existing 7 5/8% Senior Notes and the notes.

We may not have the ability to raise the funds necessary to finance the change of control offer required by the indentures.

Upon the occurrence of certain change of control events, we will be required to offer to repurchase all of the notes and the existing 7 5/8% Senior Notes. Our ABL Facility provides that certain change of control events (including a change of control as defined in the indentures governing the notes and the existing 7 5/8% Senior Notes) constitute a default. Any future credit agreement or other agreements relating to our indebtedness to which we become a party would likely contain similar provisions. If we experience a change of control that triggers a default under our ABL Facility, we could seek a waiver of such default or seek to refinance such facilities. In the event we do not obtain such a waiver or refinance the facilities, such default could result in amounts outstanding under the facilities being declared due and payable. In the event we experience a change of control that requires us to repurchase the notes, we may not have sufficient financial resources to satisfy all of our obligations under our ABL Facility and the notes. A failure to make the applicable change of control offer or to pay the applicable change of control purchase price when due could result in a default under the indenture governing the notes.

In addition, the change of control and other covenants in the indenture governing the notes do not cover all corporate reorganizations, mergers or similar transactions and may not provide holders with protection in a transaction, including a highly leveraged transaction.

Federal and state statutes may allow courts, under specific circumstances, to void the exchange notes and the guarantees, subordinate claims in respect of the exchange notes and the guarantees and require note holders to return payments received.

The proceeds of the sale of the outstanding notes will be used (i) for general corporate purposes, including working capital, capital expenditures and/or funding the completion of the construction of our aluminum rolling mill in China and/or (ii) to fund acquisition opportunities that may become available to us from time to time. In addition, after March 31, 2013 we may pay one or more cash dividends from time to time to Aleris Corporation, which will then dividend such funds, pro rata, to its stockholders. Certain of our existing domestic subsidiaries guarantee the notes, and certain of our future domestic subsidiaries may guarantee the notes. Our issuance of the exchange notes, the issuance of the guarantees by the guarantors, and the granting of liens by us and the guarantors in favor of the lenders under our ABL Facility, may be subject to review under state and federal laws if a bankruptcy, liquidation or reorganization case or a lawsuit, including in circumstances in which bankruptcy is not involved, were commenced at some future date by us, by the guarantors or on behalf of our unpaid creditors or the unpaid creditors of a guarantor. Under the federal bankruptcy laws and comparable provisions of state fraudulent transfer and fraudulent conveyance laws, a court may void or otherwise decline to enforce the notes or a guarantor’s guarantee, or a court may subordinate the notes or such guarantee to our or the applicable guarantor’s existing and future indebtedness.

While the relevant laws may vary from state to state, a court might void or otherwise decline to enforce the exchange notes, or guarantees of the exchange notes, if it found that when we issued the notes or when the applicable guarantor entered into its guarantee or, in some states, when payments became due under the exchange notes or such guarantee, we or the applicable guarantor received less than reasonably equivalent value or fair consideration and either:

•	we were, or the applicable guarantor was, insolvent, or rendered insolvent by reason of such incurrence;

•	we were, or the applicable guarantor was, engaged in a business or transaction for which our or the applicable guarantor’s remaining assets constituted unreasonably small capital;

•

we or the applicable guarantor intended to incur, or believed or reasonably should have believed that we or the applicable guarantor would incur, debts beyond our or such guarantor’s ability to pay such debts as they mature; or

•

we were, or the applicable guarantor was, a defendant in an action for money damages, or had a judgment for money damages docketed against us or such guarantor if, in either case, after final judgment, the judgment is unsatisfied.

The court might also void the exchange notes or a guarantee without regard to the above factors if the court found that we issued the exchange notes or the applicable guarantor entered into its guarantee with actual intent to hinder, delay or defraud our or its creditors.

A court would likely find that we or a guarantor did not receive reasonably equivalent value or fair consideration for the exchange notes or such guarantee if we or such guarantor did not substantially benefit directly or indirectly from the issuance of the exchange notes or the applicable guarantee. As a general matter, value is given for a note or guarantee if, in exchange for the note or guarantee, property is transferred or an antecedent debt is satisfied.

The measures of insolvency applied by courts will vary depending upon the particular fraudulent transfer law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, an entity would be considered insolvent if:

•	the sum of its debts, including subordinated and contingent liabilities, was greater than the fair saleable value of its assets;

•

if the present fair saleable value of its assets were less than the amount that would be required to pay the probable liability on its existing debts, including subordinated and contingent liabilities, as they become absolute and mature; or

•	it cannot pay its debts as they become due.

In the event of a finding that a fraudulent conveyance or transfer has occurred, the court may void, or hold unenforceable, the exchange notes or any of the guarantees, which could mean that you may not receive any payments on the exchange notes and the court may direct you to repay any amounts that you have already received from us or any guarantor to us, such guarantor or a fund for the benefit of our or such guarantor’s creditors. Furthermore, the holders of voided exchange notes would cease to have any direct claim against us or the applicable guarantor. Consequently, our or the applicable guarantor’s assets would be applied first to satisfy our or the applicable guarantor’s other liabilities, before any portion of our or such applicable guarantor’s assets could be applied to the payment of the exchange notes. Sufficient funds to repay the exchange notes may not be available from other sources, including the remaining guarantors, if any. Moreover, the voidance of the exchange notes or a guarantee could result in an event of default with respect to our and our guarantors’ other debt that could result in acceleration of such debt (if not otherwise accelerated due to our or our guarantors’ insolvency or other proceeding).

Although each guarantee contains a provision intended to limit that guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer, this provision may not be effective to protect those guarantees from being voided under fraudulent transfer law, or may reduce that guarantor’s obligation to an amount that effectively makes its guarantee worthless.

Because each guarantor’s liability under its guarantee may be reduced to zero, avoided or released under certain circumstances, you may not receive any payments from some or all of the guarantors.

You have the benefit of the guarantees of the guarantors. However, the guarantees by the guarantors are limited to the maximum amount that the guarantors are permitted to guarantee under applicable law. As a result, a guarantor’s liability under its guarantee could be reduced to zero, depending upon the amount of other obligations of such guarantor. Furthermore, under the circumstances discussed more fully above, a court under federal or state fraudulent conveyance and transfer statutes could void the obligations under a guarantee or further subordinate it to all other obligations of the guarantor. In addition, you will lose the benefit of a particular guarantee if it is released under certain circumstances described under “Description of Exchange Notes—Subsidiary Guarantees.”

We are indirectly owned and controlled by the Investors, and the Investors’ interests as equity holders may conflict with yours as a creditor.

We are a wholly owned subsidiary of Aleris Corporation. The Investors have the ability to control our policies and operations through their ownership of the equity of Aleris Corporation. The interests of the Investors may not in all cases be aligned with your interests. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of our equity holders might conflict with your interest as a note holder. In addition, our equity holders may have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments, even though such transactions might involve risks to you as a holder of the notes. Furthermore, the Investors may in the future own businesses that directly or indirectly compete with us. The Investors also may pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. For information concerning our contractual arrangements with the Investors, see “Certain Relationships and Related Party Transactions.”

A lowering or withdrawal of the ratings assigned to our debt securities by rating agencies or of our corporate rating may increase our future borrowing costs and reduce our access to capital.

There can be no assurances that any rating assigned to our notes or our corporate rating will remain for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. A lowering or withdrawal of the ratings assigned to our debt or us could increase our cost of borrowing and reduce our access to capital.

There is no public market for the exchange notes and an active trading market may not develop for the exchange notes.

The exchange notes are a new issue of securities and there is no existing trading market for the exchange notes. Accordingly, we cannot assure you that a liquid market will develop for the exchange notes, that you will be able to sell your exchange notes at a particular time or that the prices that you receive when you sell the exchange notes will be favorable.

The exchange notes are not listed for trading on any exchange and we do not intend to seek to have them listed. The liquidity of any market for the exchange notes and the prices at which the exchange notes will trade, if a trading market develops, will depend on a number of factors, including:

•	the number of holders of exchange notes;

•	our operating performance, financial conditions and prospects;

•	the condition of the overall economy and the automotive industry;

•	our ability to complete the offer to exchange the outstanding notes for the exchange notes;

•	the market for similar securities;

•	the interest of securities dealers in making a market in the exchange notes; and

•	prevailing interest rates.

The market price for the exchange notes may be volatile.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices and liquidity of these securities. We cannot assure you that the market, if any, for the exchange notes will be free from similar disruptions. Any such disruptions could have an adverse effect on holders of the exchange notes.

Risks Related to the Exchange Offer

You must comply with the exchange offer procedures in order to receive new, freely tradable exchange notes.

We will not accept your outstanding notes for exchange if you do not follow the exchange offer procedures. We will issue exchange notes as part of this exchange offer only after timely receipt of your outstanding notes, a properly completed and duly executed letter of transmittal and all other required documents or if you comply with the guaranteed delivery procedures for tendering your outstanding notes. Therefore, if you want to tender your outstanding notes, please allow sufficient time to ensure timely delivery. If we do not receive your outstanding notes, letter of transmittal, and all other required documents by the expiration date of the exchange offer, or you do not otherwise comply with the guaranteed delivery procedures for tendering your outstanding notes, we will not accept your outstanding notes for exchange. Neither we nor the exchange agent is required to notify you of defects or irregularities with respect to the tenders of outstanding notes for exchange. If there are defects or irregularities with respect to your tender of outstanding notes, we will not accept your outstanding notes for exchange unless we decide in our sole discretion to waive such defects or irregularities.

You may have difficulty selling the outstanding notes that you do not exchange.

If you do not exchange your outstanding notes for exchange notes in the exchange offer, you will continue to be subject to the restrictions on transfer of your outstanding notes described in the legend on your outstanding notes. The restrictions on transfer of your outstanding notes arise because we issued the outstanding notes under exemptions from, or in transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the outstanding notes if they are registered under the Securities Act and applicable state securities laws, or offered and sold under an exemption from these requirements. Except as required by the registration rights agreement, we do not intend to register the outstanding notes under the Securities Act. The tender of outstanding notes under the exchange offer will reduce the principal amount of the currently outstanding notes. Due to the corresponding reduction in liquidity, this may have an adverse effect upon, and increase the volatility of, the market price of any currently outstanding notes that you continue to hold following completion of the exchange offer. Additionally, if a large number of outstanding notes are exchanged for exchange notes issued in the exchange offer, it may be more difficult for you to sell your unexchanged outstanding notes because there will be fewer outstanding notes outstanding. See “The Exchange Offer—Consequences of Failure to Exchange Outstanding Notes.”

Risks Related to the Chapter 11 Cases

Our actual financial results may vary significantly from the projections filed with the Bankruptcy Court.

In connection with the disclosure statement and the hearing to consider confirmation of the Plan of Reorganization, we prepared projected financial information to demonstrate to the Bankruptcy Court the feasibility of the Plan of Reorganization and our ability to continue operations upon our emergence from the Chapter 11 reorganization cases (the “Chapter 11 Cases”). This information was not audited or reviewed by our independent public accountants. These projections were prepared solely for the purpose of the Chapter 11 Cases and not for the purpose of an offering of the notes and have not been, and will not be, updated on an ongoing basis. These projections are not included in this prospectus and have not been incorporated by reference into this prospectus and should not be relied upon in connection with the offering or sale of the notes. At the time they were prepared, the projections reflected numerous assumptions concerning our anticipated future performance and with respect to prevailing and anticipated industry and economic conditions that were and remain beyond our control and that may not materialize. Projections are inherently subject to substantial and numerous uncertainties and to a wide variety of significant business, economic and competitive risks and the assumptions underlying the projections and/or valuation estimates may prove to be wrong in material respects. Actual results may vary significantly from those contemplated by the projections. As a result, you should not rely upon these projections in deciding whether to invest in the notes.

Neither our financial condition nor our results of operations covering periods after the Emergence Date will be comparable to the financial condition or results of operations reflected in our historical financial statements covering periods before the Emergence Date.

As of our emergence from bankruptcy, we adopted fresh-start accounting rules as a result of the bankruptcy reorganization as prescribed in accordance with the Reorganizations topic of the FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. As required by fresh-start accounting, assets and liabilities were recorded at fair value, based on values determined in connection with the implementation of our Plan of Reorganization. Accordingly, our consolidated financial condition and results of operations from and after our emergence from Chapter 11 will not be comparable to the financial condition or results of operations reflected in the historical financial statements included elsewhere in this prospectus.

Further, during the course of the Chapter 11 Cases, our financial results were volatile as asset impairments, government regulations, bankruptcy professional fees, contract terminations and rejections and claims assessments, among other things, significantly impacted our consolidated financial statements. As a result, the amounts reported in our financial statements after our emergence from Chapter 11 will materially differ from the historical financial statements included elsewhere in this prospectus.

When we emerged from bankruptcy protection, the emergence was structured as an asset acquisition. Although we expect the asset acquisition to be treated as a taxable transaction, there is no assurance that the IRS would not take a contrary position. Were the transfer of assets to the Company determined to constitute a tax-free reorganization, the Company’s consolidated group would carry over the tax attributes of Old AII, Inc. and its subsidiaries (including tax basis in assets), subject to the required attribute reduction attributable to the substantial cancellation of debt incurred and other applicable limitations. The required attribute reduction would be expected to leave the Company’s consolidated group with little or no net operating loss carryforwards and with a significantly diminished tax basis in its assets (with the result that the Company’s consolidated group could have increased taxable income over time, as such assets are sold or would otherwise be depreciated or amortized).

We may be subject to claims that were not discharged in the Chapter 11 Cases, which could have a material adverse effect on our results of operations and profitability.

Substantially all claims against us that arose prior to the date of our bankruptcy filing were resolved during the Chapter 11 Cases. Subject to certain exceptions (such as certain employee and customer claims), all claims against and interests in the debtors that arose prior to the initiation of the Chapter 11 Cases (1) are subject to compromise and/or treatment under the Plan of Reorganization and (2) were discharged, in accordance with and subject to the Bankruptcy Code and the terms of the Plan of Reorganization. Pursuant to the terms of the Plan of Reorganization, the provisions of the Plan of Reorganization constitute a good faith compromise or settlement of all such claims. The entry of the order confirming the Plan of Reorganization constituted the Bankruptcy Court’s approval of the compromise or settlement arrived at with respect to all such claims. Circumstances in which claims and other obligations that arose prior to our bankruptcy filing may not have been discharged include instances where a claimant had inadequate notice of the bankruptcy filing or a valid argument as to when its claim arose as a matter of law or otherwise.

We cannot be certain that the Chapter 11 Cases will not adversely affect our operations going forward.

Although we emerged from bankruptcy upon consummation of the Plan of Reorganization on June 1, 2010, we cannot assure you that having been subject to bankruptcy protection will not adversely affect our operations going forward, including our ability to negotiate favorable terms from suppliers, hedging counterparties and others and to attract and retain customers. The failure to obtain such favorable terms and attract and retain customers could adversely affect our financial performance.

OUR REORGANIZATION

On February 12, 2009, we, along with certain of our U.S. subsidiaries, filed voluntary petitions for Chapter 11 bankruptcy protection in the United States Bankruptcy Court for the District of Delaware. The bankruptcy filings were the result of a liquidity crisis brought on by the global recession and financial crisis. Our ability to respond to the liquidity crisis was constrained by our highly leveraged capital structure, which included at filing $2.7 billion of debt, resulting from our 2006 leveraged buyout. As a result of the severe economic decline, we experienced sudden and significant volume reductions across each end-use industry we serve and a precipitous decline in the LME price of aluminum. These factors reduced the availability of financing under our revolving credit facility and required the posting of cash collateral on aluminum metal hedges. Accordingly, we sought bankruptcy protection to alleviate our liquidity constraints and restructure our operations and financial position.

On February 5, 2010, we and certain of our U.S. subsidiaries initially filed our joint plan of reorganization (the “Plan of Reorganization”) and a related disclosure statement with the U.S. Bankruptcy Court, District of Delaware (the “Bankruptcy Court”). Aleris Deutschland Holding GmbH, a wholly owned German subsidiary, also filed a voluntary petition for bankruptcy protection in the Bankruptcy Court. On March 12, 2010, the Bankruptcy Court approved the disclosure statement and authorized us to begin soliciting votes from our creditors to accept or reject the Plan of Reorganization. On May 13, 2010, the Bankruptcy Court entered an order confirming the Plan of Reorganization, as amended.

Pursuant to the Plan of Reorganization, the entity formerly known as Aleris International, Inc. transferred all of its assets to subsidiaries of Intermediate Co., a newly formed entity that is wholly owned by Aleris Corporation, and then changed its name to “Old AII, Inc.” and was dissolved. Intermediate Co. was then renamed Aleris International, Inc. and emerged from bankruptcy on June 1, 2010 with sufficient liquidity and a capital structure that allows us to pursue our growth strategy. In connection with our emergence from bankruptcy three of our largest lender groups while we were in bankruptcy, certain investment funds managed by Oaktree or their respective subsidiaries, certain investment funds managed by affiliates of Apollo Management Holdings, L.P., and Sankaty Advisors, LLC, on behalf of the investment funds managed or advised by it, entered into an equity commitment agreement, pursuant to which they agreed to backstop an equity rights offering of our parent, Aleris Corporation.

At the Emergence Date, our capital structure consisted of the following:

•

ABL Facility. A senior secured asset-based revolving credit facility in the aggregate principal amount of $500.0 million, which provides for the issuance of up to $75.0 million of letters of credit as well as borrowings on same-day notice, referred to as swingline loans that are available in U.S. dollars, Canadian dollars, euros, and certain other currencies. See “Description of Other Indebtedness—ABL Facility.”

•

6% Senior Subordinated Exchangeable Notes due 2020. $45.0 million aggregate principal amount of Exchangeable Notes that bear interest at 6% per annum, mature on June 1, 2020 and are exchangeable into shares of Aleris Corporation common stock at a rate equivalent to 47.20 shares of Aleris Corporation common stock per $1,000 principal amount of Exchangeable Notes (after adjustment for the payments of $500.0 million in cash dividends in 2011 to Aleris Corporation which were then paid pro rata to Aleris Corporation’s stockholders (the “2011 Stockholder Dividends”)), subject to further adjustment. See “Description of Other Indebtedness—6% Senior Subordinated Exchangeable Notes.”

•

Redeemable preferred stock. $5.0 million aggregate liquidation amount ($5.6 million aggregate liquidation amount as of September 30, 2012, after giving effect to the accrual of dividends) of redeemable preferred stock. 5,000 shares are authorized and issued. The redeemable preferred stock is subject to mandatory redemption on the fifth anniversary of the Emergence Date, or June 1, 2015, and is exchangeable, at the holder’s option, at any time after June 1, 2013 but prior to redemption, into Aleris Corporation common stock on a current per share dollar exchange ratio of approximately $23.30 per share (rounded for convenience of disclosure and after adjustment for the payments of the 2011 Stockholder Dividends), subject to further adjustment. The redeemable preferred stock can also be exchanged after June 1, 2011 immediately prior to an initial public offering or upon the occurrence of a fundamental change (as defined in the certificate of designations for the redeemable preferred stock) of Aleris Corporation.

•	Common stock. Equity securities comprised of 5,000 shares authorized, 100 shares issued to Aleris Corporation.

On the Emergence Date, Aleris Corporation issued 9,828,196 shares of common stock to certain of the Predecessor’s prepetition creditors. Also on the Emergence Date, the Investors entered into an equity commitment agreement pursuant to which they agreed to backstop an equity rights offering by Aleris Corporation. Aleris Corporation issued an aggregate of 21,049,175 shares of common stock to the Investors and other rights offering participants pursuant to this arrangement. In addition, on the Emergence Date, Aleris Corporation issued to certain officers and key employees 28,563 shares of common stock. Aleris Corporation also reserved up to 2,928,810 shares of its common stock for future issuance to management under its 2010 Equity Incentive Plan.

On the Emergence Date, prepetition equity, debt and certain other obligations of the entity formerly known as Aleris International, Inc. were cancelled, terminated and repaid, as applicable, as follows:

•	our prepetition common and preferred stock were cancelled, and no distributions were made to former stockholders.

•

all outstanding obligations (approximately $1.1 billion, net of discounts) under prepetition 9% senior notes, prepetition 9% new senior notes and prepetition 10% senior subordinated notes were cancelled and the indentures governing these obligations were terminated.

•	our prepetition credit agreements and its debtor-in-possession credit agreement (approximately $575.5 million) were paid in full.

CORPORATE STRUCTURE

A simplified overview of our corporate structure as of September 30, 2012 is shown in the diagram below. See “Principal Stockholders” and “Capitalization.”

*	Indirectly owned.
(1)	The ABL Facility is a $600.0 million asset backed revolving credit facility which permits multi-currency borrowings of (a) up to $600.0 million by us and our U.S. subsidiaries, (b) up to $240.0 million by Aleris Switzerland GmbH, a wholly owned Swiss subsidiary (referred to in this diagram as the Swiss Borrower), and (c) up to $15.0 million by Aleris Specification Alloys Products Canada Company, a wholly owned Canadian subsidiary (referred to in this diagram as the Canadian Borrower). The ABL Facility is secured, subject to certain exceptions, by a first-priority security interest in substantially all of our current assets and related intangible assets located in the U.S., substantially all of the current assets and related intangible assets of substantially all of our wholly owned domestic subsidiaries located in the U.S., substantially all of the current assets and related intangible assets of the Canadian Borrower located in Canada and substantially all of the current assets (other than inventory located outside of the United Kingdom) and related intangible assets of Aleris Recycling (Swansea) Ltd., of Aleris Switzerland GmbH and certain of its subsidiaries. Our obligations under the ABL Facility are guaranteed by certain of our existing and future direct and indirect subsidiaries. See “Description of Other Indebtedness—ABL Facility.”
(2)

The outstanding notes are and the exchange notes offered hereby will be guaranteed on a senior unsecured basis by Aleris Corporation and all of our domestic restricted subsidiaries that guarantee our obligations under the ABL Facility. See “Description of Exchange Notes—Parent Guarantee” and “Description of Exchange Notes—Subsidiary Guarantees.”
(3)

The $500.0 million aggregate principal amount of 7 5/8% Senior Notes due 2018 issued by us are guaranteed on a senior unsecured basis by Aleris Corporation and all of our domestic restricted subsidiaries that guarantee our obligations under the ABL Facility. See “Description of Other Indebtedness—7 5/8% Senior Notes due 2018.”

(4)	The Exchangeable Notes issued by us are not guaranteed by any of our subsidiaries. The Exchangeable Notes are exchangeable for common stock of Aleris Corporation at the holder’s option upon certain conditions. For additional terms of the Exchangeable Notes, see “Description of Other Indebtedness—6% Senior Subordinated Exchangeable Notes.”
(5)	We issued $5.0 million aggregate liquidation amount ($5.6 million aggregate liquidation amount as of September 30, 2012, after giving effect to the accrual of dividends) of redeemable preferred stock upon emergence from bankruptcy. Shares of the redeemable preferred stock are exchangeable for common stock of Aleris Corporation at the holder’s option upon certain conditions.
(6)	Our domestic subsidiaries that guarantee the ABL Facility, the 7 5/8% Senior Notes and the exchange notes offered hereby are also borrowers under our ABL Facility.
(7)

Aleris Zhenjiang is an unrestricted subsidiary and non-guarantor under the indenture governing the 7 5/8% Senior Notes, will be an unrestricted subsidiary and non-guarantor under the indenture governing the notes offered hereby and is a party to the non-recourse China Loan Facility. See “Description of Other Indebtedness—China Loan Facility.”

RATIO OF EARNINGS TO FIXED CHARGES

The following table presents our ratio of earnings to fixed charges for the periods indicated. For purposes of computing the ratio of earnings to fixed charges, “earnings” consist of income (loss) from continuing operations before income tax expense (benefit), plus cash dividends received from equity interests less the equity income recorded and the noncontrolling interest in pre-tax income (loss) of subsidiaries that have not incurred fixed charges. Fixed charges consist of interest expense, including amortization of debt issuance costs and interest capitalized and the interest portion of rental expense.

	(Successor)		(Predecessor)							(Successor)
(in millions)	For the year ended December 31, 2011	For the seven months ended December 31, 2010	For the five months ended May 31, 2010	For the year ended December 31, 2009		For the year ended December 31, 2008		For the year ended December 31, 2007		For the nine months ended September 30, 2012
Ratio of earnings to fixed charges	4.1x	9.4x	30.3x	(a	)	(a	)	(a	)	3.9x

(a)	For the years ended December 31, 2009, 2008 and 2007, earnings were insufficient to cover fixed charges by approximately $1.2 billion, $1.9 billion and $187.0 million, respectively.

USE OF PROCEEDS

The exchange offer is intended to satisfy certain of our obligations under the registration rights agreement. We will not receive any proceeds from the issuance of the exchange notes in the exchange offer and we have agreed to pay the expenses of the exchange offer. In exchange for each of the exchange notes, we will receive outstanding notes in like principal amount. We will retire or cancel all of the outstanding notes tendered in the exchange offer. Accordingly, issuance of the exchange notes will not result in any increase in our outstanding indebtedness or any change in our capitalization.

CAPITALIZATION

The following table sets forth cash and cash equivalents and our capitalization as of September 30, 2012. You should read this table in conjunction with “Summary—Summary Historical Consolidated Financial and Other Data,” “Selected Historical Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of September 30, 2012
(in millions)	Actual	As Adjusted(1)
Cash and cash equivalents	$105.8	$595.3

Debt:
ABL Facility(2)	$—	$—
7 7/8% Senior Notes due 2020, net of discount of $8.7(3)	—	491.3
7 5/8% Senior Notes due 2018, net of discount of $7.7	492.3	492.3
Exchangeable Notes, net of discount of $0.8	44.2	44.2
China Loan Facility, net of discount of $1.2(4)	144.3	144.3
Other(5)	14.4	14.4

Total debt	695.2	1,186.5
Redeemable noncontrolling interests	14.1	14.1
Total Aleris Corporation equity	668.6	668.6

Total capitalization	$1,377.9	$1,869.2

(1)	The “As Adjusted” column reflects all of the net proceeds from the offering of the outstanding notes increasing cash on hand and does not reflect the payment of any dividends to our stockholders. If after March 31, 2013 we elect to use a portion of the proceeds of this offering to pay cash dividends of up to $320.0 million to our stockholders, this would result in dollar-for-dollar reductions to cash and cash equivalents, total Aleris Corporation equity and total capitalization. For example, if we elect to pay a cash dividend of $320.0 million to our stockholders, cash and cash equivalents, total Aleris Corporation equity and total capitalization would be $275.3 million, $348.6 million and $1,549.2 million, respectively, after giving effect to the payment of such dividend.
(2)	The borrowing base available under the ABL Facility as of September 30, 2012 was $476.9 million after consideration that approximately $43.0 million of the borrowing base had been utilized in respect of outstanding letters of credit as of such date.
(3)	Represents the principal amount of the notes issued on October 23, 2012.
(4)	The China Loan Facility was entered into by Aleris Zhenjiang and is a non-recourse multi-currency secured revolving and term facility. As of September 30, 2012, $145.5 million was drawn under the China Loan Facility and approximately $79.3 million of additional borrowings were available. See “Description of Other Indebtedness—China Loan Facility.”
(5)	We had $14.4 million of other debt outstanding as of September 30, 2012, primarily consisting of obligations under capital leases and amounts outstanding under the Tianjin revolving credit facility; includes current portion of $10.3 million.

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

The following table sets forth selected historical financial and other operating data of the Company. The selected historical financial data for the year ended December 31, 2011, the seven months ended December 31, 2010, the five months ended May 31, 2010, and the year ended December 31, 2009 and as of December 31, 2011 and 2010 and May 31, 2010 have been derived from the audited consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated financial data as of December 31, 2009, 2008 and 2007 and for the years ended December 31, 2008 and 2007 have been derived from the audited consolidated financial statements not included in this prospectus. The selected historical consolidated financial data for the nine months ended September 30, 2012 and 2011 and as of September 30, 2012 have been derived from the unaudited consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated financial data as of September 30, 2011 has been derived from the unaudited consolidated financial statements not included in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements, and in the opinion of our management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results for those periods. The results for any interim period are not necessarily indicative of the results that may be expected for a full year. The following information should be read in conjunction with, and is qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited and unaudited consolidated financial statements, related notes and other financial information included herein.

We were formed in order to acquire the assets and operations of the entity formerly known as Aleris International, Inc. (the “Predecessor”) through the Predecessor’s plan of reorganization and emergence from bankruptcy. Aleris International, Inc. emerged from bankruptcy on June 1, 2010. Pursuant to the Plan of Reorganization, the Predecessor transferred all of its assets to subsidiaries of Intermediate Co., a newly formed entity that is wholly owned by us. In exchange for the acquired assets, Intermediate Co. contributed shares of our common stock and senior subordinated exchangeable notes to the Predecessor. These instruments were then distributed or sold pursuant to the Plan of Reorganization. The Predecessor then changed its name to “Old AII, Inc.” and was dissolved and Intermediate Co. changed its name to Aleris International, Inc.

We have been considered the “Successor” to the Predecessor by virtue of the fact that our only operations and all of our assets are those of Aleris International, the direct acquirer of the Predecessor. As a result, our financial results are presented alongside those of the Predecessor herein. In accordance with the provisions of Financial Accounting Standards Board Accounting Standards Codification 852, “Reorganizations,” we applied fresh-start accounting upon the emergence and became a new entity for financial reporting purposes as of the Emergence Date. This dramatically impacted 2010 operating results as certain pre-bankruptcy debts were discharged in accordance with the Plan of Reorganization immediately prior to emergence and assets and liabilities were adjusted to their fair values upon emergence. As a result, the financial information of the Successor subsequent to emergence from Chapter 11 is not comparable to that of the Predecessor prior to emergence.

	(Successor)		(Predecessor)				(Successor)
(Dollars and shares in millions (except per share data), metric tons in thousands)	For the year ended December 31, 2011	For the seven months ended December 31, 2010	For the five months ended May 31, 2010	For the years ended December 31,			For the nine months ended September 30, 2012	For the nine months ended September 30, 2011
				2009	2008	2007
Statement of operations data:
Revenues	$4,826.4	$2,474.1	$1,643.0	$2,996.8	$5,905.7	$5,989.9	$3,392.2	$3,766.7
Operating income (loss)(a)	195.8	78.5	74.4	(911.0)	(1,661.4)	26.8	173.4	181.3
Income (loss) from continuing operations(a)	161.2	71.4	2,204.1	(1,187.4)	(1,745.2)	(92.9)	113.6	141.7
Net income (loss)(a)	161.2	71.4	2,204.1	(1,187.4)	(1,744.4)	(125.6)	113.6	141.7
Net income (loss) attributable to Aleris Corporation(a)	161.6	71.4	2,204.1	(1,187.4)	(1,744.4)	(125.6)	114.5	141.8
Earnings per share:
Basic	$5.20	$2.28					$3.58	$4.57
Diluted	4.91	2.21					3.33	4.30
Weighted-average shares outstanding
Basic	31.0	30.9					31.0	31.0
Diluted	33.3	32.6					34.0	33.3
Dividends declared per common share	$16.00	$—					$—	$12.80
Balance sheet data (at end of period):
Cash and cash equivalents	$231.4	$113.5	$60.2	$108.9	$48.5	$109.9	$105.8	$265.9
Total assets	2,037.6	1,779.7	1,697.6	1,580.3	2,676.0	5,073.3	2,327.1	2,182.0
Total debt	602.0	50.4	585.1	842.7	2,600.3	2,717.1	695.2	553.7
Redeemable noncontrolling interests	5.4	5.2	—	—	—	—	14.1	5.3
Total Aleris Corporation equity (deficit)(b)	554.4	937.8	(2,189.4)	(2,180.4)	(1,019.7)	850.7	668.6	689.9

Other financial data:
Net cash provided (used) by:
Operating activities	$266.9	$119.1	$(174.0)	$56.7	$(60.1)	$307.9	$92.0	$149.7
Investing activities	(197.3)	(26.2)	(15.7)	(59.8)	132.5	(510.6)	(307.2)	(101.0)
Financing activities	53.7	(83.6)	187.5	60.8	(108.3)	109.4	88.7	102.9
Depreciation and amortization	70.3	38.4	20.2	168.4	225.1	203.9	59.2	50.9
Capital expenditures	(204.6)	(46.5)	(16.0)	(68.6)	(138.1)	(191.8)	(285.5)	(108.4)
Ratio of earnings to fixed charges(c)	4.1x	9.4x	30.3x	(d)	(d)	(d)	3.9x	5.1x

Other data:
Metric tons invoiced:
RPNA	370.5	213.7	156.9	309.4	378.9	452.2	304.8	287.2
RPEU	314.4	184.0	120.0	231.8	341.6	395.8	222.8	246.9
Extrusions	75.7	41.8	30.2	65.0	101.0	106.0	53.4	59.5
RSAA	894.7	567.63	342.7	690.6	1,106.5	1,354.0	662.6	670.5
RSEU	387.2	221.3	151.0	310.6	372.8	374.3	295.9	302.0
Intersegment shipments	(36.9)	(29.2)	(21.0)	(36.2)	(43.0)	(32.0)	(29.8)	(29.2)

Total metric tons invoiced	2,005.6	1,199.2	779.8	1,571.2	2,257.8	2,650.3	1,509.7	1,536.9

(a)	Operating income (loss), income (loss) from continuing operations, net income (loss) and net income (loss) attributable to Aleris Corporation include restructuring and impairment charges of $862.9 million and approximately $1.4 billion for the years ended December 31, 2009 and 2008, respectively. See Note 5, “Restructuring and Impairment Charges,” to the audited consolidated financial statements included elsewhere in this prospectus for further details. Income (loss) from continuing operations, net income (loss) and net income (loss) attributable to Aleris Corporation also include reorganization gains of approximately $2.2 billion for the five months ended May 31, 2010. See Note 3, “Reorganization Under Chapter 11,” and Note 4, “Fresh-Start Accounting,” to the audited consolidated financial statements included elsewhere in this prospectus.
(b)	The Company paid $500.0 million in cash dividends to its stockholders during the year ended December 31, 2011.

(c)	For purposes of computing the ratio of earnings to fixed charges, “earnings” consist of income (loss) from continuing operations before income tax expense (benefit), plus cash dividends received from equity interests less the equity income recorded and the noncontrolling interest in pre-tax income (loss) of subsidiaries that have not incurred fixed charges. Fixed charges consist of interest expense, including amortization of debt issuance costs and interest capitalized and the interest portion of rental expense.
(d)	For the years ended December 31, 2009, 2008 and 2007, earnings were insufficient to cover fixed charges by $1.2 billion, $1.9 billion and $187.0 million, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Our Financial Condition and Results of Operations (“MD&A”) is intended to help you understand our operations as well as the industry in which we operate. This discussion should be read in conjunction with our audited and unaudited consolidated financial statements and notes and other financial information appearing elsewhere in this prospectus. Our discussions of our financial condition and results of operations also include various forward-looking statements about our industry, the demand for our products and services and our projected results. These statements are based on certain assumptions that we consider reasonable. For more information about these assumptions and other risks relating to our businesses and our Company, you should refer to “Risk Factors.”

Basis of Presentation

The financial information included in this prospectus represents our consolidated financial position as of December 31, 2011 and 2010 and September 30, 2012 and our consolidated results of operations and cash flows for the year ended December 31, 2011, the seven months ended December 31, 2010, the five months ended May 31, 2010, the year ended December 31, 2009 and the nine months ended September 30, 2012 and 2011. On June 1, 2010, we applied fresh-start accounting upon the Debtors’ (as defined under “Our Reorganization” below) emergence from bankruptcy and became a new entity for financial reporting purposes. See Note 4, “Fresh-Start Accounting,” to our audited consolidated financial statements appearing elsewhere in this prospectus for further details.

Overview

This overview summarizes our MD&A, which includes the following sections:

•	Our business—a general description of our operations and reorganization, key business strategies, the aluminum industry, our critical measures of financial performance and our business segments;

•	Fiscal 2011 summary and outlook for 2012—a discussion of the key financial highlights for 2011, as well as material trends and uncertainties that may impact our business in the future;

•	Results of operations—an analysis of our consolidated and segment operating results and production for the periods presented in our audited and unaudited consolidated financial statements;

•	Liquidity and capital resources—an analysis of our cash flows, Adjusted EBITDA, exchange rates, contractual obligations and environmental contingencies, as well as a discussion of our debt facilities;

•	Critical accounting estimates—a discussion of the accounting policies that require us to make estimates and judgments;

•	Recently issued accounting standards updates—a discussion of the impact of a recently issued accounting standards update that has had an impact on the presentation of our results of operations; and

•

Quantitative and qualitative information about market risk—a discussion of our exposures to market risks, including exposures to natural gas, metal, currency, and interest rate fluctuations, as well as our practices to mitigate these exposures.

Our Business

We are a global leader in the manufacture and sale of aluminum rolled and extruded products, aluminum recycling and specification alloy manufacturing with locations in North America, Europe and China. We operate 42 production facilities worldwide, with 15 production facilities that provide rolled and extruded aluminum products and 27 recycling and specification alloy manufacturing plants. We are currently constructing our 43rd production facility, a state-of-the-art aluminum rolling mill in China that will produce semi-finished rolled aluminum products (the “Zhenjiang rolling mill”), through our subsidiary, Aleris Dingsheng Aluminum (Zhenjiang) Co. Ltd. (“Aleris Zhenjiang”). We possess a combination of low-cost, flexible and technically advanced manufacturing operations supported by an industry-leading research and development platform. Our facilities are strategically located to service our customers, which include a number of the world’s largest companies in the aerospace, automotive and other transportation industries, building and construction, containers and packaging and metal distribution industries.

For a majority of our businesses, London Metal Exchange (“LME”) aluminum prices serve as the pricing mechanism for both the aluminum we purchase and the products we sell. Aluminum and other metal costs represented in excess of 70% of our costs of sales for the year ended December 31, 2011. Aluminum prices are determined by worldwide forces of supply and demand and, as a result, aluminum prices are volatile. This volatility was exacerbated during the recent global economic downturn. Average LME aluminum prices per ton for the years ended December 31, 2011, 2010 and 2009 were $2,398, $2,172, and $1,664, respectively. After continued high levels of volatility during much of 2009, LME aluminum price volatility moderated during 2010, but increased again in 2011 as LME prices reached a peak of $2,772 per ton on April 28, 2011 and ended the year at $1,971 per ton. Average LME aluminum prices per ton for the nine months ended September 30, 2012 and 2011 were $2,025 per ton and $2,498 per ton, respectively, which represents a decrease of 19%.

Our business model strives to reduce the impact of aluminum price fluctuations on our financial results and protect and stabilize our margins, principally through pass-through pricing (market-based aluminum price plus a conversion fee), tolling arrangements (conversion of customer-owned material) and derivative financial instruments.

As a result of utilizing LME aluminum prices to both buy our raw materials and to sell our products, we are able to pass through aluminum price changes in the majority of our commercial transactions. Consequently, while our revenues can fluctuate significantly as LME aluminum prices change, the impact of these price changes on our profitability is limited. Approximately 88% of our global rolled products sales for the year ended December 31, 2011 were generated from aluminum pass-through arrangements. In addition to using LME prices to establish our invoice prices to customers, we utilize derivative financial instruments to further reduce the impacts of changing aluminum prices. Derivative financial instruments are entered into at the time fixed prices are established for aluminum purchases or sales, on a net basis, and allow us to fix the margin to be realized on our long-term contracts and on short-term contracts where selling prices are not established at the same time as the physical purchase price of aluminum. However, as we have elected not to account for our derivative financial instruments as hedges for accounting purposes, changes in the fair value of our derivative financial instruments are included in our results of operations immediately. These changes in fair value (referred to as “unrealized gains and losses”) can have a significant impact on our pre-tax income in the same way LME aluminum prices can have a significant impact on our revenues. However, in assessing the performance of our operating segments, we exclude these unrealized gains and losses, electing to include them only at the time of settlement to better match the period in which the underlying physical purchases and sales affect earnings. For additional information on the key factors impacting our profitability, see “Our Segments” and “Critical Measures of Our Financial Performance,” below.

Our Reorganization

On February 12, 2009 (the “Petition Date”), Aleris International, Inc. (“Aleris International”) and certain of its U.S. subsidiaries (collectively, the “U.S. Debtors”) filed voluntary petitions for Chapter 11 bankruptcy protection in the United States Bankruptcy Court for the District of Delaware. Aleris Deutschland Holding GmbH (“ADH”), a wholly owned German subsidiary, filed a voluntary petition on February 5, 2010. The bankruptcy filings were the result of a liquidity crisis brought on by the global recession and financial crisis. Aleris International’s ability to respond to the liquidity crisis was constrained by its highly leveraged capital structure, which at the Petition Date included $2.7 billion of debt, resulting from its acquisition by Texas Pacific Group (“TPG”). As a result of the severe economic decline, Aleris International experienced sudden and significant volume reductions across each end-use industry we serve and a precipitous decline in the LME price of aluminum. These factors reduced the availability of financing under our revolving credit facility and required the U.S. Debtors to post substantial amounts of cash collateral on its aluminum hedges. Aleris International sought bankruptcy protection to alleviate its liquidity constraints and restructure its operations and financial position.

On June 1, 2010 (the “Emergence Date”), the U.S. Debtors and ADH (collectively, the “Debtors”) consummated the reorganization contemplated by the First Amended Joint Plan of Reorganization as modified (the “Plan of Reorganization”) and emerged from Chapter 11 of the Bankruptcy Code. Pursuant to the Plan of Reorganization, the entity formerly known as Aleris International, Inc. (the “Predecessor”) transferred all of its assets to subsidiaries of Intermediate Co., a newly formed entity wholly owned by us. In exchange for the acquired assets, Intermediate Co. contributed the shares of our common stock it had received in exchange for 100 shares of its common stock as well as $45.0 million of 6% senior subordinated exchangeable notes to the Predecessor. The instruments were then distributed or sold pursuant to the Plan of Reorganization. The Predecessor then changed its name to “Old AII, Inc.” and was dissolved and Intermediate Co. changed its name to Aleris International, Inc.

We have been considered the “Successor” to the Predecessor by virtue of the fact our only operations and all of our assets are those of Aleris International, Inc., the direct acquirer of the Predecessor. As a result, our financial results are presented alongside those of the Predecessor herein. In accordance with the provisions of Financial Accounting Standards Board Accounting Standards Codification 852, “Reorganizations,” we applied fresh-start accounting upon the emergence and became a new entity for financial reporting purposes as of the Emergence Date. This dramatically impacted 2010 operating results as certain pre-bankruptcy debts were discharged in accordance with the Plan of Reorganization immediately prior to emergence and assets and liabilities were adjusted to their fair values upon emergence. As a result, our financial statements for periods after the Emergence Date are not comparable to the financial statements prior to that date.

The Aluminum Industry

The overall aluminum industry consists of primary aluminum producers, aluminum casters, extruders and sheet producers and aluminum recyclers. Primary aluminum is commodity traded and priced daily on the LME. Most primary aluminum producers are engaged in the mining of bauxite ore and refining of the ore into alumina. Alumina is then smelted to form aluminum ingots and billets. Ingots and billets are further processed by aluminum sheet manufacturers and extruders to form plate, sheet and foil and extrusions profiles, or they are sold to aluminum traders or to the commodity markets. Aluminum recyclers produce aluminum in molten or ingot form.

We participate in select segments of the aluminum fabricated products industry, including rolled and extruded products; we also recycle aluminum and produce aluminum specification alloys. We do not smelt aluminum, nor do we participate in other upstream activities, including mining bauxite or processing alumina. Our industry is cyclical and is affected by global economic conditions, industry competition and product development. Compared to several substitute metals, aluminum is lightweight, has a high strength-to-weight ratio and is resistant to corrosion. Also, aluminum is somewhat unique in that it can be recycled again and again without any material decline in performance or quality, which delivers both energy and capital investment savings relative to the cost of smelting primary aluminum.

Critical Measures of Our Financial Performance

The financial performance of our global rolled and extruded products operations and global recycling and specification alloy operations are the result of several factors, the most critical of which are as follows:

•	volumes;

•	commercial margins; and

•	cash conversion costs.

The financial performance of our businesses is determined, in part, by the volume of metric tons invoiced and processed. Increased production volumes will result in lower per unit costs, while higher invoiced volumes will result in additional revenue and associated margins. As a significant component of our revenue is derived from aluminum prices that we pass through to our customers, we measure the performance of our segments based upon a percentage of and the per ton average “commercial margin” in addition to a percentage of revenue and revenue per ton. Commercial margin removes the hedged cost of the metal we purchase and metal price lag from our revenue. Commercial margins capture the value-added components of our business and are impacted by factors, including rolling margins (the fee we charge to convert aluminum in our rolled products and extrusions businesses), the value-added mix of products sold and scrap spreads, which management are able to influence more readily than aluminum prices and, therefore, provide another basis upon which certain elements of our segments’ performance can be measured.

Although our conversion fee-based pricing model is designed to reduce the impact of changing primary aluminum prices, we remain susceptible to the impact of these changes on our operating results. This exposure exists because we value our inventories under the first-in, first-out method, which leads to the purchase price of inventory typically impacting our cost of sales in periods subsequent to when the related sales price impacts our revenues. This lag will, generally, increase our earnings in times of rising primary aluminum prices and decrease our earnings in times of declining primary aluminum prices.

Our exposure to changing primary aluminum prices, both in terms of liquidity and operating results, is greater for fixed price sales contracts and other sales contracts where aluminum price changes are not able to be passed along to our customers. In addition, our rolled products and extrusions operations require that a significant amount of inventory be kept on hand to meet future production requirements. This base level of inventory is also susceptible to changing primary aluminum prices to the extent it is not committed to fixed price sales orders.

In order to reduce these exposures, we focus on reducing working capital and offsetting future physical purchases and sales. We also utilize various derivative financial instruments designed to reduce the impact of changing primary aluminum prices on these net physical purchases and sales and on inventory for which a fixed sale price has not yet been determined. Our risk management practices reduce but do not eliminate our exposure to changing primary aluminum prices and, while we have limited our exposure to unfavorable price changes, we have also limited our ability to benefit from favorable price changes. Further, our counterparties may require that we post cash collateral if the fair value of our derivative liabilities exceed the amount of credit granted by each counterparty, thereby reducing our liquidity. Cash collateral posted against our derivative financial instruments totaled $0.5 million, $3.6 million and $0.0 million at December 31, 2011, 2010 and September 30, 2012, respectively.

We refer to the difference between the price of primary aluminum included in our revenues and the price of aluminum impacting our cost of sales, net of the impact of our hedging activities, as “metal price lag.” Metal price lag will, generally, increase our earnings and EBITDA in times of rising primary aluminum prices and decrease our earnings and EBITDA in times of declining primary aluminum prices. We seek to reduce this impact through the use of derivative financial instruments. Metal price lag is net of the realized gains and losses from our derivative financial instruments. We exclude metal price lag from our determination of Adjusted EBITDA because it is not an indicator of the performance of our underlying operations. We exclude the impact of metal price lag from our measurement of commercial margin to more closely align the metal prices inherent in our sales prices to those included in our cost of sales. The impact of metal price lag is not significant in our recycling and specification alloy operations as we are able to match physical purchases with physical sales, maintain low levels of inventories and conduct a substantial amount of our business on a toll basis, as discussed below.

In addition to rolling margins and product mix, commercial margins of our rolled products business are impacted by the differences between changes in the prices of primary and scrap aluminum, as well as the availability of scrap aluminum, particularly in our Rolled Products North America segment where aluminum scrap is used more frequently than in our European operations. As we price our product using the prevailing price of primary aluminum but purchase large amounts of scrap aluminum to produce our products, we benefit when primary aluminum price increases exceed scrap price increases. Conversely, when scrap price increases exceed primary aluminum price increases, our commercial margin will be negatively impacted. The difference between the price of primary aluminum and scrap prices is referred to as the “scrap spread” and is impacted by the effectiveness of our scrap purchasing activities, the supply of scrap available and movements in the terminal commodity markets.

The commercial margins of our recycling and specification alloy operations are impacted by the fees we charge our tolling customers to process their metal and by “metal spreads” which represent the difference between the purchase price of the scrap aluminum we buy and our selling prices. While an aluminum commodity market for scrap exists in Europe, there is no comparable market that is widely-utilized commercially in North America. As a result, scrap prices in North America tend to be determined regionally and are significantly impacted by supply and demand. While scrap prices may trend in a similar direction as primary aluminum prices, the extent of price movements is not highly correlated.

Our operations are labor intensive and also require a significant amount of energy (primarily natural gas and electricity) be consumed to melt scrap or primary aluminum and to re-heat and roll aluminum slabs into rolled products. As a result, we incur a significant amount of fixed and variable labor and overhead costs which we refer to as conversion costs. Conversion costs, excluding depreciation expense, or cash conversion costs, on a per ton basis are a critical measure of the effectiveness of our operations.

Revenues and margin percentages for our recycling and specification alloy manufacturing operations are subject to fluctuations based upon the percentage of customer-owned metric tons tolled or processed. Increased processing under such tolling agreements results in lower revenues while not affecting net income and generally also results in higher gross profit margins and net income margins. Tolling agreements subject us to less risk of changing metal prices and reduce our working capital requirements. Although tolling agreements are beneficial to us in these ways, the percentage of our metric tons able to be processed under these agreements is limited by the amount of metal our customers own and their willingness to enter into such arrangements.

Our Segments

The Company’s operating structure includes two global business units, Global Rolled and Extruded Products and Global Recycling. This operating structure supports our growth strategies and provides the appropriate focus on our global market segments, including aerospace and defense, automotive and heat exchangers, as well as on our regionally based products and customers. Within our two global business units, we report five operating segments. The segments are based on the organizational structure that we use to evaluate performance, make decisions on resource allocations and perform business reviews of financial results. The Company’s operating segments (each of which is considered a reportable segment) are:

•	Rolled Products North America (“RPNA”);

•	Rolled Products Europe (“RPEU”);

•	Extrusions;

•	Recycling and Specification Alloys North America (“RSAA”); and

•	Recycling and Specification Alloys Europe (“RSEU”).

All prior period amounts presented have been restated to conform to our current reportable segments, which were changed in the fourth quarter of 2011.

In addition to analyzing our consolidated operating performance based upon revenues and net income and loss attributable to Aleris Corporation before interest, taxes, depreciation and amortization (“EBITDA”), we measure the performance of our operating segments utilizing segment income and loss, segment Adjusted EBITDA and commercial margin. Segment income and loss includes gross profits, segment specific realized gains and losses on derivative financial instruments, segment specific other income and expense, segment specific selling, general and administrative (“SG&A”) expense and an allocation of certain regional and global functional SG&A expenses. Segment income and loss excludes provisions for and benefit from income taxes, restructuring items, net, interest, depreciation and amortization, unrealized and certain realized gains and losses on derivative financial instruments, corporate general and administrative costs, start-up expenses, gains and losses on asset sales, currency exchange gains and losses on debt, gains and losses on intercompany receivables, reorganization items, net and certain other gains and losses. Intersegment sales and transfers are recorded at market value. Consolidated cash, long-term debt, net capitalized debt costs, deferred tax assets and assets related to our headquarters offices and Aleris Zhenjiang are not allocated to the segments. Prior period segment income and loss amounts have been restated to conform to the current definition of segment income and loss, which was changed in the fourth quarter of 2011.

Segment Adjusted EBITDA eliminates from segment income and loss the impact of recording inventory and other items at fair value through fresh-start and purchase accounting and metal price lag, which represents the financial impact of the timing difference between when aluminum prices included within our revenues are established and when aluminum purchase prices included in our cost of sales are established, net of the impact of our hedging activities. Commercial margin represents revenues less the hedged cost of metal, or the raw material costs included in our cost of sales, net of the impact of our hedging activities and the effects of metal price lag. Segment Adjusted EBITDA and commercial margin are non-U.S. GAAP financial measures that have limitations as analytical tools and should be considered in addition to, and not in isolation, or as a substitute for, or as superior to, our measures of financial performance prepared in accordance with U.S. GAAP. Management uses segment Adjusted EBITDA in managing and assessing the performance of our business segments and overall business and believes that segment Adjusted EBITDA provides investors and other users of our financial information with additional useful information regarding the ongoing performance of the underlying business activities of our segments, as well as comparisons between our current results and results in prior periods. Management also uses commercial margin as a performance metric and believes that it provides useful information regarding the performance of our segments because it measures the price at which we sell our aluminum products above the hedged cost of the metal and the effects of metal price lag, thereby reflecting the value-added components of our commercial activities independent of aluminum prices which we cannot control. For additional information regarding non-U.S. GAAP financial measures, see “—Non-GAAP Financial Measures.”

Rolled Products North America. Our RPNA segment produces rolled products for a wide variety of applications, including building and construction, distribution, transportation, and other uses in the consumer durables general industrial segments. Except for depot sales, which are for standard size products, substantially all of our rolled aluminum products in the United States are manufactured to specific customer requirements, using direct-chill and continuous ingot cast technologies that allow us to use and offer a variety of alloys and products for a number of end-uses. Specifically, those products are integrated into, among other applications, building panels, truck trailers, gutters, appliances, and recreational vehicles.

Metric tons invoiced, segment revenues, segment commercial margin, segment income and segment Adjusted EBITDA, along with the related reconciliations, are presented below:

	(Successor)		(Predecessor)		(Successor)
(dollars in millions, except per ton measures, volumes in thousands of tons)	For the year ended December 31, 2011	For the seven months ended December 31, 2010	For the five months ended May 31, 2010	For the year ended December 31, 2009	For the nine months ended September 30, 2012	For the nine months ended September 30, 2011
Metric tons invoiced	370.5	213.7	156.9	309.4	304.8	287.2
Revenues	$1,346.4	$699.4	$507.2	$893.6	$1,003.3	$1,054.6
Hedged cost of metal	(881.7)	(464.0)	(329.3)	(513.6)	(632.2)	(699.6)
(Favorable) unfavorable metal price lag	(6.2)	2.3	(5.8)	(25.4)	(3.0)	(3.0)

Segment commercial margin	$458.5	$237.7	$172.1	$354.6	$368.1	$352.0

Segment commercial margin per ton invoiced	$1,237.4	$1,112.2	$1,097.3	$1,146.1	$1,207.7	$1,225.6
Segment income	$111.1	$44.9	$49.4	$89.7	$91.2	$86.3
Impact of recording amounts at fair value through fresh-start and purchase accounting	—	(2.7)	—	—	—	—
(Favorable) unfavorable metal price lag	(6.2)	2.3	(5.8)	(25.4)	(3.0)	(3.0)

Segment Adjusted EBITDA	$104.9	$44.5	$43.6	$64.3	$88.2	$83.3

Segment Adjusted EBITDA per ton invoiced	$283.0	$208.4	$277.8	$208.0	$289.3	$290.0

Rolled Products Europe. Our RPEU segment consists of two rolled aluminum products manufacturing facilities, located in Germany and Belgium, as well as an aluminum casting plant in Germany that produces rolling slab and billets used by our RPEU and Extrusions segments. Our RPEU segment produces rolled products for a wide variety of technically sophisticated applications, including aerospace plate and sheet, brazing sheet (clad aluminum material used for, among other applications, vehicle radiators and HVAC systems), automotive sheet, and heat treated plate for engineering uses, as well as for other uses in the transportation, construction, and packaging industries. Substantially all of our rolled aluminum products in Europe are manufactured to specific customer requirements using direct-chill ingot cast technologies that allow us to use and offer a variety of alloys and products for a number of technically demanding end-uses.

Metric tons invoiced, segment revenues, segment commercial margin, segment income and segment Adjusted EBITDA, along with the related reconciliations, are presented below:

	(Successor)		(Predecessor)		(Successor)
(dollars in millions, except per ton measures, volumes in thousands of tons)	For the year ended December 31, 2011	For the seven months ended December 31, 2010	For the five months ended May 31, 2010	For the year ended December 31, 2009	For the nine months ended September 30, 2012	For the nine months ended September 30, 2011
Metric tons invoiced	314.4	184.0	120.0	231.8	222.8	246.9
Revenues	$1,541.6	$763.7	$464.4	$936.7	$1,008.7	$1,206.7
Hedged cost of metal	(926.4)	(469.6)	(249.6)	(503.8)	(567.9)	(740.1)
(Favorable) unfavorable metal price lag	(9.9)	16.6	(27.3)	(10.4)	(6.4)	(2.2)

Segment commercial margin	$605.3	$310.7	$187.5	$422.5	$434.4	$464.4

Segment commercial margin per ton invoiced	$1,925.2	$1,688.8	$1,561.8	$1,822.5	$1,950.2	$1,880.9
Segment income	$157.6	$40.4	$55.1	$37.2	$126.4	$120.8
Impact of recording amounts at fair value through fresh-start and purchase accounting	3.8	18.0	1.6	5.8	(0.7)	2.6
(Favorable) unfavorable metal price lag	(9.9)	16.6	(27.3)	(10.4)	(6.4)	(2.2)

Segment Adjusted EBITDA	$151.5	$75.0	$29.4	$32.6	$119.3	$121.1 *

Segment Adjusted EBITDA per ton invoiced	$481.9	$407.5	$245.0	$140.5	$535.4	$490.6

*	Amounts do not foot as they represent the calculated totals based on actual amounts and not the rounded amounts presented in this table.

Extrusions. Our Extrusions segment produces soft and hard alloy extruded aluminum profiles targeted at high demand end-uses. Our extruded aluminum products are used for the automotive, building and construction, electrical, mechanical engineering and other transportation (rail and shipbuilding) industries. The extruded products business includes five extrusion facilities located in Germany, Belgium and China. Industrial extrusions are made in all locations and the production of extrusion systems, including building systems, is concentrated in Vogt, Germany. Large extrusions and project business serving rail and other transportation sectors are concentrated in Bonn, Germany and Tianjin, China, with rods and hard alloys produced in Duffel, Belgium. The extrusion plant in Bonn operates one of the largest extrusion presses in Europe, which is mainly used for long and wide sections for railway, shipbuilding and other applications. In addition, we perform value-added fabrication to most of our extruded products.

Metric tons invoiced, segment revenues, segment commercial margin, segment income (loss) and segment Adjusted EBITDA, along with the related reconciliations, are presented below:

	(Successor)		(Predecessor)		(Successor)
(dollars in millions, except per ton measures, volumes in thousands of tons)	For the year ended December 31, 2011	For the seven months ended December 31, 2010	For the five months ended May 31, 2010	For the year ended December 31, 2009	For the nine months ended September 30, 2012	For the nine months ended September 30, 2011
Metric tons invoiced	75.7	41.8	30.2	65.0	53.4	59.5
Revenues	$410.3	$214.6	$132.5	$342.9	$276.7	$323.9
Hedge cost of metal	(242.8)	(124.3)	(70.9)	(192.8)	(152.2)	(194.7)
(Favorable) unfavorable metal price lag	(2.7)	1.9	(1.6)	2.1	(2.7)	(1.0)

Segment commercial margin	$164.8	$92.2	$60.0	$152.2	$121.8	$128.2

Segment commercial margin per ton invoiced	$2,177.4	$2,206.7	$1,985.8	$2,341.8	$2,280.4	$2,154.6
Segment income (loss)	$10.9	$5.3	$2.7	$(1.7)	$16.5	$9.4
Impact of recording amounts at fair value through fresh-start and purchase accounting	(0.3)	3.2	—	0.2	(0.1)	(0.3)
(Favorable) unfavorable metal price lag	(2.7)	1.9	(1.6)	2.1	(2.7)	(1.0)

Segment Adjusted EBITDA	$7.9	$10.4	$1.1	$0.6	$13.8 *	$8.1

Segment Adjusted EBITDA per ton invoiced	$104.1	$248.4	$35.7	$9.2	$257.8	$135.7

*	Amounts do not foot as they represent the calculated totals based on actual amounts and not the rounded amounts presented in this table.

Recycling and Specification Alloys North America. Our RSAA segment includes aluminum melting, processing and recycling activities, as well as our specification alloy manufacturing business, located in North America. This segment’s recycling operations convert scrap and dross (a by-product of melting aluminum) and combine these materials with other alloy agents as needed to produce recycled aluminum generally for customers serving end-uses related to consumer packaging, steel, transportation and construction. The segment’s specification alloy operations combine various aluminum scrap types with hardeners and other additives to produce alloys with chemical compositions and specific properties, including increased strength, formability and wear resistance, as specified by customers for their particular applications. Our specification alloy operations typically deliver products in molten or ingot form to customers principally in the North American automotive industry. A significant percentage of this segment’s products are sold through tolling arrangements, in which we convert customer-owned scrap and dross and return the recycled metal in ingot or molten form to our customers for a fee.

Metric tons invoiced, segment revenues, segment commercial margin, segment income and segment Adjusted EBITDA, along with the related reconciliations, are presented below:

	(Successor)		(Predecessor)		(Successor)
(dollars in millions, except per ton measures, volumes in thousands of tons)	For the year ended December 31, 2011	For the seven months ended December 31, 2010	For the five months ended May 31, 2010	For the year ended December 31, 2009	For the nine months ended September 30, 2012	For the nine months ended September 30, 2011
Buy and sell metric tons invoiced	362.1	184.9	128.0	243.8	285.2	273.3
Toll metric tons invoiced	532.6	382.8	214.7	446.8	377.4	397.2

Metric tons invoiced	894.7	567.6	342.7	690.6	662.6	670.5
Revenues	$983.8	$540.5	$373.7	$564.2	$732.4	$750.3
Hedge cost of metal	(660.6)	(358.6)	(251.6)	(354.9)	(509.1)	(508.3)
Unfavorable metal price lag	—	—	—	3.6	—	—

Segment commercial margin	$323.2	$181.9	$122.1	$212.9	$223.3	$242.0

Segment commercial margin per ton invoiced	$361.3	$320.5	$356.3	$308.3	$336.9	$360.9
Segment income	$80.9	$33.8	$29.7	$18.9	$40.4	$62.2
Impact of recording amounts at fair value through fresh-start and purchase accounting	—	1.9	—	—	—	—
Unfavorable metal price lag	—	—	—	3.6	—	—

Segment Adjusted EBITDA	$80.9	$35.7	$29.7	$22.5	$40.4	$62.2

Segment Adjusted EBITDA per ton invoiced	$90.4	$62.9	$86.6	$32.6	$61.0	$92.8

Recycling and Specification Alloys Europe. We are a leading European recycler of aluminum scrap and magnesium through our RSEU segment. Our recycling operations primarily convert aluminum scrap, dross and other alloying agents as needed and deliver the recycled metal and specification alloys in molten or ingot form to our customers. Our European recycling business consists of six facilities located in Germany, Norway and Wales. Our RSEU segment supplies specification alloys to the European automobile industry and serves other European aluminum industries from its plants. The segment’s specification alloy operations combine various aluminum scrap types with hardeners and other additives to produce alloys with chemical compositions and specific properties, including increased strength, formability and wear resistance, as specified by customers for their particular applications. Our recycling operations typically service other aluminum producers and manufacturers, generally under tolling arrangements, where we convert customer-owned scrap and dross and return the recycled metal to our customers for a fee.

Metric tons invoiced, segment revenues, segment commercial margin, segment income (loss) and segment Adjusted EBITDA, along with the related reconciliations, are presented below:

	(Successor)		(Predecessor)		(Successor)
(dollars in millions, except per ton measures, volumes in thousands of tons)	For the year ended December 31, 2011	For the seven months ended December 31, 2010	For the five months ended May 31, 2010	For the year ended December 31, 2009	For the nine months ended September 30, 2012	For the nine months ended September 30, 2011
Buy and sell metric tons invoiced	196.8	111.0	78.8	169.6	155.1	154.9
Toll metric tons invoiced	190.4	110.3	72.2	141.0	140.8	147.1

Metric tons invoiced	387.2	221.3	151.0	310.6	295.9	302.0
Revenues	$685.1	$332.9	$214.5	$353.6	$456.8	$544.7
Hedge cost of metal	(474.7)	(220.0)	(142.7)	(224.4)	(314.7)	(378.9)
Unfavorable metal price lag	—	—	—	0.7	—	—

Segment commercial margin	$210.4	$112.9	$71.8	$129.9	$142.1	$165.8

Segment commercial margin per ton invoiced	$543.3	$510.1	$475.6	$418.3	$480.2	$549.1
Segment income (loss)	$35.3	$16.8	$10.9	$(1.5)	$17.4	$31.6
Impact of recording amounts at fair value through fresh-start and purchase accounting	—	3.9	—	(3.6)	—	—
Unfavorable metal price lag	—	—	—	0.7	—	—

Segment Adjusted EBITDA	$35.3	$20.7	$10.9	$(4.4)	$17.4	$31.6

Segment Adjusted EBITDA per ton invoiced	$91.1	$93.4	$72.4	$(14.3)	$58.8	$104.7

Fiscal 2011 Summary

We experienced significant revenue growth in 2011 as compared to 2010 as most of our segments benefited from increased volumes, higher average selling prices, and improved economic conditions. The increase in average selling prices was primarily driven by higher aluminum prices, improved product mix and higher rolling margins. Volume growth, especially in our higher value-added products, including aerospace and other heat treated plate as well as auto body sheet, productivity savings, pricing initiatives, and wider metal and scrap spreads resulted in improved gross profits, segment income and Adjusted EBITDA in 2011.

Listed below are key financial highlights for the year ended December 31, 2011 as compared to 2010:

•

Revenue for 2011 was approximately $4.8 billion, a 17% increase over 2010. This increase was primarily due to improved volumes, higher LME prices and rolling margins as well as an improved product mix;

•

Net income attributable to Aleris Corporation for 2011 was $161.6 million compared to $71.4 million for the seven months ended December 31, 2010 and approximately $2.2 billion for the five months ended May 31, 2010. 2011 net income attributable to Aleris Corporation includes $33.6 million of benefits from deferred income taxes, the majority of which pertains to the reversal of valuation allowances previously recorded against certain deferred tax assets. Net income attributable to Aleris Corporation for the five months ended May 31, 2010 included a gain of approximately $2.2 billion for reorganization items as a result of the bankruptcy proceedings and the effects of fresh-start accounting;

•

Adjusted EBITDA increased 26% to $331.6 million, with approximately $28.0 million of positive impact related to volume and mix and $61.0 million attributable to price margin improvements. AOS-related productivity savings were $32.0 million which partially offset a negative impact of $51.0 million in inflation;

•	Aleris International issued $500.0 million aggregate principal amount of 7 5/8% Senior Notes due 2018, the proceeds from which were paid as dividends to our stockholders;

•	Cash provided by operating activities was $266.9 million in 2011 driven by earnings and working capital productivity;

•	Liquidity at December 31, 2011 was $621.2 million, which consisted of $389.8 million of availability under the ABL Facility plus $231.4 million of cash; and

•	Capital expenditures increased in 2011 versus the prior year as spending on our growth projects continued to progress as planned.

After Aleris International’s emergence from bankruptcy, we made strategic commitments to enhance the mix of products we offer to take advantage of growing demand in select segments of the industries we serve, as well as expanding into high-growth regions. We invested in the following projects in 2011:

•	the construction of a $350 million state-of-the-art aluminum rolling mill in China;

•	the installation of a new $70 million cold rolling mill in Duffel, Belgium to produce wide auto body sheet;

•	the installation of a wide coating facility in Ashville, Ohio targeted at reducing our cost structure and increasing our product capabilities;

•	investing in our recycling operations to increase operating efficiencies, increase capacities, and scrap processing capabilities; and

•	the relocation of an idled extrusion press to China to continue to help meet increased demand from that country’s growing infrastructure needs.

Outlook

The following factors are anticipated to have a significant impact on our 2012 and 2013 performance:

•

According to estimates from CRU International Limited (“CRU”), primary aluminum consumption growth is projected to be 5% for 2012 and 7% for 2013. CRU also estimates that global flat rolled products consumption will grow by 3% in 2012 and 6% in 2013. We expect to continue to position the business to capitalize on the increase in global aluminum demand;

•

Demand for our aerospace products, which typically trend with aircraft backlog and build rates, continued to recover during the past two years. The order backlog of Airbus and Boeing, combined, increased 29% from 6,600 planes at the beginning of 2011 to 8,500 planes through September 2012. In line with this trend, our contracted aerospace volumes for 2012 support increased demand from our customers in 2012 to meet higher build rates associated with growing backlogs and we believe this backlog and customer demand will translate into similar trends in 2013;

•

Demand for our specification alloy products as well as our auto body sheet trends with automobile build rates in addition to aluminum penetration in the automobile for light-weighting purposes. IHS Automotive estimates that North American light vehicle production will grow approximately 15% in 2012 and 1% in 2013, while European light vehicle production is expected to decline by 6% in 2012 and 1% in 2013;

•

We are one of the largest suppliers of aluminum sheet to the building and construction industry in North America. According to the National Association of Home Builders (“NAHB”), single family housing starts in the United States in 2011 were 429,000 and are projected to be 528,000 in 2012. In addition, the NAHB also estimates total housing starts in the United States to increase from 612,000 in 2011 to 751,000 in 2012 and 903,000 in 2013;

•

Demand for many of our products is impacted by regional economic factors in North America and Europe, including GDP and industrial production. The economic uncertainty created by the European sovereign debt crisis is negatively impacting European GDP and industrial production and the level of demand for our non-global market segment products, including plate and sheet products. We believe our regionally based European plate and sheet products will continue to be negatively impacted at least through the second half of 2012. We expect regional base North America products volume trends will be largely dependent on the continued strength of the recovery of the United States economy; and

•

In the second and third quarters of 2012, we did not experience a normal seasonal increase in scrap flows due to the lower LME price of aluminum. As a result of this trend and the lower LME price of aluminum, we expect tighter scrap and metal spreads to negatively impact our margins in the second half of 2012 when compared to the prior year. Consequently, we expect segment income and Adjusted EBITDA in the second half of 2012 to be lower than the prior year period.

We have initiated a number of significant capital expenditure programs to capture long-term growth in our global market segments as well as in regional product lines. We expect 2012 capital expenditure spending to be approximately $435 million and then trend down in 2013 to approximately $200 million, with long term capital expenditures expected to continue to trend down thereafter. We continue to make progress on our major capital initiatives and expect to achieve targeted benefits in 2013.

•

Our Zhenjiang rolling mill project continues to progress as planned. The first phase of construction of the rolling mill is expected to be completed in the fourth quarter of 2012 and production will ramp up in the first half of 2013;

•

Implementation of a wide aluminum sheet coating facility in Ashville, Ohio continues to progress on schedule with an expected start-up in the fourth quarter of 2012. Once completed, we expect that the facility will reduce our cost structure as well as increase our product capabilities in commercial trailer and building and construction;

•

Our $70 million cold rolling mill in Duffel, Belgium, expected to start-up in the fourth quarter of 2012, will support the anticipated growth in wide auto body sheet demand and will contribute to our bottom line in 2013; and

•	We have completed numerous furnace scrap processing equipment upgrades and our Tianjin extrusions capacity expansion project has been completed and is now up and running.

For 2013, we expect that segment income and Adjusted EBITDA should benefit from the above mentioned economic trends and the continued strength in our higher value-added aerospace and automotive global market segments as compared to 2012. In addition, if recent increases in LME aluminum prices continue, we would expect higher margins from improved scrap spreads. We also expect segment income and adjusted EBITDA benefits from our capital expenditure projects. The impact of the European debt crisis will continue to limit growth in our regionally based plate, coil and recycling businesses. Our 2013 expectations could be negatively impacted by a deepening of the European debt crisis, further erosion in the Chinese economy and a “fiscal cliff” in the United States.

Results of Operations

Nine Months Ended September 30, 2012 Compared to the Nine Months Ended September 30, 2011.

Review of Consolidated Results

Revenues for the nine months ended September 30, 2012 were approximately $3.4 billion compared to approximately $3.8 billion for the nine months ended September 30, 2011. The 10% decrease in revenues was primarily driven by lower aluminum prices, which reduced revenues by approximately 8%, and a stronger U.S. dollar, which reduced revenues by approximately 4%. These decreases were partially offset by an improved mix of products sold during 2012, which more than offset a 2% reduction in overall volumes, resulting in a 2% increase in revenues. The volume decrease was driven by lower demand from our regional European plate and coil customers, lower North American specification alloy and recycling volumes and lower North American distribution demand, partially offset by stronger demand from the North American building and construction industry and our global aerospace and auto body sheet customers as well as a shift in the mix of our recycling and specification alloy volumes.

Gross profit for the nine months ended September 30, 2012 was $373.8 million compared to $384.2 million for the nine months ended September 30, 2011. The impact of tighter scrap and metal spreads resulting from lower aluminum prices and demand exceeding scrap availability reduced gross profit by approximately $41.0 million. The negative impact that the strengthening U.S. dollar had on the translation of our euro-based sales was partially offset by improved margins for our U.S. dollar-based aerospace and heat exchanger sales. Lower volumes also reduced gross profit, but the impact was substantially offset by a stronger mix of products sold to our higher value-added global market segments. A $7.2 million increase in depreciation expense due to the significant increase in capital expenditures during 2011 and 2012 further impacted gross profit. Rolling margin improvements and higher selling prices for extruded products increased gross profit by approximately $13.0 million. In addition, gross profit for the nine months ended September 30, 2012 was positively impacted by an estimated $12.5 million of favorable metal price lag, excluding realized losses on metal derivative financial instruments. For the nine months ended September 30, 2011, gross profit was negatively impacted by $14.6 million of metal price lag. Productivity savings of approximately $29.0 million generated by our AOS initiatives more than offset approximately $22.0 million of inflation in employee and energy costs.

SG&A expenses were $195.0 million for the nine months ended September 30, 2012 as compared to $206.0 million for the nine months ended September 30, 2011. The $11.0 million decrease primarily related to a reduction in research and development expense, professional fees, and $11.9 million of contract termination costs recorded during the third quarter of 2011 as a result of terminating our research and development agreement with Tata Steel. These decreases were partially offset by increases in personnel costs and start-up expenses associated with the Zhenjiang rolling mill.

During the nine months ended September 30, 2012 and 2011, we recorded realized losses (gains) on derivative financial instruments of $6.5 million and $(16.9) million, respectively, and unrealized (gains) losses of $(3.2) million and $13.4 million, respectively. Generally, our realized (gains) losses represent the cash paid or received upon settlement of our derivative financial instruments. Unrealized (gains) losses reflect the change in the fair value of derivative financial instruments from the later of the end of the prior period or our entering into the derivative instrument as well as the reversal of previously recorded unrealized (gains) losses for derivatives that settled during the period. Other operating income for the nine months ended September 30, 2011 included a $4.1 million gain on the sale of land in Europe.

Further impacting our year-to-date results was a $0.4 million decrease in interest expense, net due to an increase in capitalized interest associated with in-process capital projects, including the construction of the Zhenjiang rolling mill, partially offset by higher debt levels as a result of the issuance of our $500.0 million aggregate original principal amount of 7 5/8% Senior Notes (as defined below) on February 9, 2011. Other expense (income), net changed by $4.6 million as 2011 results benefited from $6.6 million of gains associated with proceeds from insurance settlements and the liquidation of Aleris Aluminum Canada S.E.C. / Aleris Aluminum Canada, L.P.

The following table presents key financial and operating data on a consolidated basis for the nine months ended September 30, 2012 and 2011:

	For the nine months ended September 30,		Change	% Change
	2012	2011
	(dollars in millions)
Revenues	$3,392.2	$3,766.7	$(374.5)	(10)%
Cost of sales	3,018.4	3,382.5	(364.1)	(11)

Gross profit	373.8	384.2	(10.4)	(3)
Gross profit as a percentage of revenues	11.0%	10.2%	0.8%	8
Selling, general and administrative expenses	195.0	206.0	(11.0)	(5)
Losses (gains) on derivative financial instruments	3.3	(3.5)	6.8	*
Other operating expense, net	2.1	0.4	1.7	*

Operating income	173.4	181.3	(7.9)	(4)
Interest expense, net	33.8	34.2	(0.4)	(1)
Other expense (income), net	0.4	(4.2)	4.6	*

Income before income taxes	139.2	151.3	(12.1)	(8)
Provision for income taxes	25.6	9.6	16.0	*

Net income	113.6	141.7	(28.1)	(20)

Net loss attributable to noncontrolling interest	(0.9)	(0.1)	(0.8)	*

Net income attributable to Aleris Corporation	$114.5	$141.8	$(27.3)	(19)%

Total segment income	$291.9	$310.3	$(18.4)	(6)%
Depreciation and amortization	(59.2)	(50.9)	(8.3)	16
Corporate general and administrative expenses, excluding depreciation, amortization, start-up expenses and other expenses	(42.1)	(42.5)	0.4	(1)
Interest expense, net	(33.8)	(34.2)	0.4	(1)
Unallocated gains (losses) on derivative financial instruments	2.8	(14.0)	16.8	*
Unallocated currency exchange losses	(0.2)	(1.4)	1.2	*
Start-up expenses	(17.5)	(8.2)	(9.3)	*
Other expense, net (including research and development contract termination costs)	(2.7)	(7.8)	5.1	*

Income before income taxes	$139.2	$151.3	$(12.1)	(8)%

*	Result is not meaningful.

Revenues and Metric Tons Invoiced

The following tables present revenues and metric tons invoiced by segment:

	For the nine months ended September 30,		Change	% Change
	2012	2011
	(dollars in millions, metric tons in thousands)
Revenues:
RPNA	$1,003.3	$1,054.6	$(51.3)	(5)%
RPEU	1,008.7	1,206.7	(198.0)	(16)
Extrusions	276.7	323.9	(47.2)	(15)
RSAA	732.4	750.3	(17.9)	(2)
RSEU	456.8	544.7	(87.9)	(16)
Intersegment revenues	(85.7)	(113.5)	27.8	(24)

Consolidated revenues	$3,392.2	$3,766.7	$(374.5)	(10)%

Metric tons invoiced:
RPNA	304.8	287.2	17.6	6%
RPEU	222.8	246.9	(24.1)	(10)
Extrusions	53.4	59.5	(6.1)	(10)
RSAA	662.6	670.5	(7.9)	(1)
RSEU	295.9	302.0	(6.1)	(2)
Intersegment shipments	(29.8)	(29.2)	(0.6)	2

Total metric tons invoiced	1,509.7	1,536.9	(27.2)	(2)%

The following table presents the estimated impact of key factors that resulted in the 10% decrease in our consolidated revenues from 2011 to 2012:

	RPNA	RPEU	Extrusions	RSAA	RSEU	Consolidated
Price:
LME pass-through	(10)%	(5)%	(4)%	—	—	(5)%
Commercial price	1	—	1	(11)	(5)	(3)
Volume/Mix	4	(5)	(3)	9	(2)	2
Currency	—	(6)	(9)	—	(9)	(4)

Total percentage change	(5)%	(16)%	(15)%	(2)%	(16)%	(10)%

Rolled Products North America Revenues

RPNA revenues for the nine months ended September 30, 2012 decreased $51.3 million compared to the nine months ended September 30, 2011. This decrease was primarily due to lower LME aluminum prices, which resulted in decreases in the average price of primary aluminum included in our invoiced prices. Aluminum price decreases reduced revenues by approximately $105.0 million. This decrease was partially offset by the following:

•

a 6% increase in shipment levels, which increased revenues by approximately $47.0 million. The increase in volume was driven by higher demand from the building and construction industry and other general industrial applications due to general economic improvements in the U.S., partially offset by reductions in shipments to distributors; and

•	higher rolling margins, resulting from price increases implemented during 2011, which increased revenues by approximately $7.0 million.

Rolled Products Europe Revenues

RPEU revenues for the nine months ended September 30, 2012 decreased $198.0 million compared to the nine months ended September 30, 2011. This decrease was primarily due to the following:

•

lower LME aluminum prices, which reduced the average price of primary aluminum included in our invoiced prices. The decrease in aluminum prices accounted for approximately $67.0 million of the reduction in revenues;

•

excluding volumes associated with the Voerde cast house assets, volumes decreased 12%, which reduced revenues by approximately $62.0 million. Reduced revenues associated with the decline in regional European plate and coil volumes due to the economic slowdown associated with the European economic crisis were substantially offset by a higher value-added mix associated with demand from our global market segments, including an 11% increase in aerospace volumes and a 10% increase in automotive demand for auto body sheet; and

•	a stronger U.S. dollar, which decreased revenues by approximately $77.0 million.

Extrusions Revenues

Revenues from our Extrusions segment for the nine months ended September 30, 2012 decreased $47.2 million compared to the nine months ended September 30, 2011. This decrease was primarily due to the following:

•

a 10% decrease in shipment levels, which reduced revenues by approximately $11.0 million. This decrease resulted from initiatives to optimize the customer base by focusing on higher value business, as well as weakness in the European regional economy associated with the on-going economic crisis;

•	a stronger U.S. dollar, which decreased revenues by approximately $28.0 million; and

•	lower LME aluminum prices, which reduced the average price of primary aluminum included in our invoiced prices and accounted for approximately $14.0 million of the reduction in revenues.

These decreases were partially offset by improved margins resulting from price increases, which increased revenues by approximately $5.0 million.

Recycling and Specification Alloys North America Revenues

RSAA revenues for the nine months ended September 30, 2012 decreased $17.9 million compared to the nine months ended September 30, 2011. This decrease was primarily due to lower aluminum and specification alloy prices, which decreased revenues by approximately $88.0 million. This decrease was partially offset by a change in mix to a lower percentage of toll sales which increased revenues by approximately $68.0 million.

Recycling and Specification Alloys Europe Revenues

RSEU revenues for the nine months ended September 30, 2012 decreased $87.9 million as compared to the nine months ended September 30, 2011. This decrease was primarily due to the following:

•

a decrease in the selling prices of our products resulting from an increase in imports of specification alloys from southern Europe and lower aluminum prices, which reduced revenues by approximately $31.0 million;

•	a 2% decrease in shipment levels, which reduced revenues by approximately $9.0 million; and

•	a stronger U.S. dollar, which decreased revenues by approximately $48.0 million.

Segment Income and Gross Profit

	For the nine months ended September 30,		Change	% Change
	2012	2011
	(in millions)
Segment income:
RPNA	$91.2	$86.3	$4.9	6%
RPEU	126.4	120.8	5.6	5
Extrusions	16.5	9.4	7.1	76
RSAA	40.4	62.2	(21.8)	(35)
RSEU	17.4	31.6	(14.2)	(45)

Total segment income	291.9	310.3	(18.4)	(6)
Items excluded from segment income and included in gross profit:
Depreciation	(53.5)	(46.3)	(7.2)	16
Other	—	2.0	(2.0)	*
Items included in segment income and excluded from gross profit:
Segment selling, general and administrative expenses	129.7	138.8	(9.1)	(7)
Realized losses (gains) on derivative financial instruments	6.1	(17.5)	23.6	*
Other expense, net	(0.4)	(3.1)	2.7	*

Gross profit	$373.8	$384.2	$(10.4)	(3)%

*	Result is not meaningful.

Rolled Products North America Segment Income

RPNA segment income for the nine months ended September 30, 2012 increased by $4.9 million compared to the nine months ended September 30, 2011. This increase was primarily due to the following:

•	a series of successful pricing initiatives implemented in 2011, which favorably impacted rolling margins, and increased segment income by approximately $6.0 million;

•

higher volumes, which increased segment income by approximately $6.0 million. The impact of the 6% volume increase was tempered by a lower value mix of products sold as well as production inefficiencies and higher operating costs; and

•

productivity savings primarily related to improved melt loss recoveries and lower processing costs totaled approximately $10.0 million, which more than offset approximately $5.0 million of higher costs associated with inflation in freight, paint and employee costs.

These increases were partially offset by tighter scrap spreads and increased use of primary aluminum, which reduced segment income by approximately $9.0 million.

Rolled Products Europe Segment Income

RPEU segment income for the nine months ended September 30, 2012 increased by $5.6 million compared to the nine months ended September 30, 2011. This increase was primarily due to the following:

•

favorable metal price lag in 2012 compared to the prior year period, which increased segment income by an estimated $4.2 million. Metal price lag increased 2011 segment income by approximately $2.2 million while increasing 2012 segment income by an estimated $6.4 million;

•

a stronger U.S. dollar improved margins as the positive impact of the segment’s U.S. dollar-based aerospace and heat exchanger businesses more than offset the negative impact that the strengthening U.S. dollar had on the translation of the segment’s results. Currency changes accounted for approximately $5.0 million of the increase in RPEU segment income; and

•	a reduction in research and development expense of $8.9 million associated with the 2011 termination of a third party research and development agreement.

These increases were partially offset by:

•

a 12% decrease in volumes, excluding volumes associated with the Voerde cast house assets, which reduced segment income by approximately $5.0 million. The reduction in segment income associated with the decline in regional European plate and coil demand was significantly offset by a higher value-added mix, including an 11% increase in aerospace volumes and a 10% increase in automotive demand for auto body sheet;

•

productivity savings of approximately $4.0 million only partially offset higher costs associated with inflation in employee and freight costs which decreased segment income by approximately $8.0 million; and

•	third quarter 2011 results benefited from a one-time gain of $3.6 million.

Extrusions Segment Income

Extrusions segment income for the nine months ended September 30, 2012 increased by $7.1 million compared to the nine months ended September 30, 2011. This increase was primarily due to the following:

•	improved commercial margins resulting from initiatives to optimize the customer base by focusing on higher value business, which increased segment income by approximately $5.0 million; and

•	productivity-related savings, which offset inflation in employee and energy costs.

Recycling and Specification Alloys North America Segment Income

RSAA segment income for the nine months ended September 30, 2012 decreased by $21.8 million compared to the prior year period. This decrease was primarily due to the following:

•	tighter metal spreads as a result of lower aluminum prices and demand exceeding scrap availability. Tighter metal spreads reduced segment income by approximately $24.0 million; and

•	segment income for the prior year period also benefited from $4.2 million of gains associated with the recovery of previously written-off accounts receivable and insurance proceeds.

These decreases were partially offset by productivity gains of approximately $9.0 million associated with furnace and scrap optimization initiatives and lower natural gas prices, which more than offset approximately $2.0 million of inflation in employee costs as well as hardeners and other additives required to produce alloys.

Recycling and Specification Alloys Europe Segment Income

RSEU segment income for the nine months ended September 30, 2012 decreased by $14.2 million compared to the prior year period. This decrease was due to the following:

•

tighter metal spreads as a result of demand exceeding scrap availability and unfavorable pricing due to an increase in specification alloys from southern Europe, which reduced segment income by approximately $7.0 million;

•	a 2% decrease in volumes, which reduced segment income by approximately $3.0 million;

•	a stronger U.S. dollar, which decreased segment income by approximately $3.0 million; and

•	productivity gains, which offset inflation in energy and employee costs.

Selling, General and Administrative Expenses

Consolidated selling, general and administrative expenses decreased $11.0 million in the nine months ended September 30, 2012 as compared to the prior year period. This decrease was primarily due to the following:

•

third quarter of 2011 included $11.9 million of contract termination costs as a result of terminating our research and development agreement with Tata Steel. This decrease was offset by an increase in personnel costs as well as a $9.3 million increase in start-up expenses associated with the Zhenjiang rolling mill and a $3.7 million increase in business development costs; and

•

segment SG&A expense decreased $9.1 million for the nine months ended September 30, 2012 as compared to the prior year period primarily due to a reduction in research and development expense and professional fees, partially offset by gains on the recovery of previously written-off trade accounts receivable in the prior year.

Gains and Losses on Derivative Financial Instruments

During the nine months ended September 30, 2012 and 2011, we recorded the following realized losses and unrealized (gains) losses on derivative financial instruments:

	For the nine months ended September 30,

	2012	2011
	(in millions)
Realized (gains) losses
Metal	$(0.3)	$(18.6)
Natural gas	5.5	1.5
Currency	1.3	0.2
Unrealized losses (gains)
Metal	1.5	8.9
Natural gas	(3.7)	3.7
Currency	(1.0)	0.8

Total losses (gains)	$3.3	$(3.5)

During the nine months ended September 30, 2012, we estimate that metal price lag favorably impacted gross profit by approximately $12.5 million while we experienced metal hedge losses of $0.4 million, including $0.8 million of economic losses not recorded within realized losses as discussed above. The resulting $12.1 million of net metal price lag improved our consolidated operating results for the nine months ended September 30, 2012. During the nine months ended September 30, 2011, we estimate that metal price lag negatively impacted gross profit by approximately $14.6 million while we experienced metal hedge gains of $20.8 million, including $2.2 million of economic gains not recorded within realized gains as discussed above. The resulting $6.3 million of net metal price lag improved our consolidated operating results for the nine months ended September 30, 2011.

Interest Expense, Net

Interest expense, net for the nine months ended September 30, 2012 decreased $0.4 million from the comparable period of 2011. The decrease in interest expense is due to an increase in capitalized interest associated with in-process capital projects, including the construction of the Zhenjiang rolling mill, partially offset by higher average debt levels as a result of the issuance of the 7 5/8% Senior Notes.

Provision for Income Taxes

Our effective tax rate was 18.4% and 6.3% for the nine months ended September 30, 2012 and 2011, respectively. The effective tax rate for the nine months ended September 30, 2012 and 2011 differed from the federal statutory rate applied to income and losses before income taxes primarily as a result of the mix of income, losses and tax rates between tax jurisdictions and valuation allowances.

We have valuation allowances recorded to reduce certain deferred tax assets to amounts that are more likely than not to be realized. The valuation allowances relate to the potential inability to realize our deferred tax assets associated with amortization, pension and postretirement liabilities in the U.S. and depreciation and net operating loss carryforwards in non-U.S. jurisdictions. We intend to maintain our valuation allowances until sufficient positive evidence exists (such as cumulative positive earnings and estimated future taxable income) to support their reversal.

Year Ended December 31, 2011 Compared to the Seven Months ended December 31, 2010 and the Five Months Ended May 31, 2010 and for the Seven Months Ended December 31, 2010 and the Five Months Ended May 31, 2010 Compared to the Year Ended December 31, 2009

Review of Consolidated Results

Revenues for the year ended December 31, 2011 were approximately $4.8 billion compared to approximately $2.5 billion and $1.6 billion for the seven months ended December 31, 2010 and the five months ended May 31, 2010, respectively. The 17% increase in revenues reflects an 8% increase in volume, excluding the impact of the sale of our Brazilian recycling facility, as most of our segments benefited from improved economic conditions as compared to 2010, as well as an 11% increase in average selling prices driven by higher aluminum prices, improved product mix and higher rolling margins.

The following table presents the estimated impact of key factors that resulted in the 17% increase in our consolidated revenues from 2010:

	RPNA	RPEU	Extrusions	RSAA	RSEU	Consolidated
Price:
LME pass-through	9%	5%	11%	—%	—%	5%
Commercial price	1	5	—	12	15	6
Volume/Mix	2	12	1	9	5	6
Currency	—	4	6	—	5	3
Sale of Brazil facility	—	—	—	(13)	—	(3)

Total percentage change	12%	26%	18%	8%	25%	17%

Gross profit for the year ended December 31, 2011 was $472.1 million compared to $222.3 million for the seven months ended December 31, 2010 and $187.2 million for the five months ended May 31, 2010. The 2011 results benefited from improved volumes and a more favorable mix of products sold, which increased gross profit by approximately $30.0 million, while higher pricing and wider scrap and metal spreads added an additional $61.0 million. Pricing and spreads improved as a result of price increases implemented by many of our businesses and wider scrap spreads and increased scrap utilization by our rolled products operations. Conversely, 2010 gross profits were reduced by $33.0 million in the seven months ended December 31, 2010 as a result of the adjustment of inventories to fair value upon emergence. Gross profit for the year ended December 31, 2011 was negatively impacted by an estimated $26.3 million of unfavorable metal price lag, excluding $45.2 million of realized gains on aluminum derivative financial instruments, while 2010 gross profit was positively impacted by $19.7 million of favorable metal price lag, excluding $6.0 million of realized losses. Negatively impacting 2011 gross profit was an $11.9 million increase in depreciation expense, primarily associated with capital projects placed into service in 2011. Inflation in energy and other input and personnel costs as well as higher spending for outside processing costs were partially offset by productivity savings generated by our AOS initiatives.

SG&A expenses were $274.3 million for the year ended December 31, 2011 as compared to $140.0 million and $84.2 million for the seven months ended December 31, 2010 and the five months ended May 31, 2010, respectively. The $50.1 million increase was primarily due to an increase in start-up expenses associated with Aleris Zhenjiang, personnel costs, stock-based compensation expense, professional fees, research and development expense as well as a weakening U.S. dollar. In addition, we terminated our research and development agreement with Tata Steel during the third quarter of 2011 and, as a result, recorded $11.9 million of contract termination costs.

During the year ended December 31, 2011, the seven months ended December 31, 2010 and the five months ended May 31, 2010, we recorded realized (gains) losses of $(37.8) million, $13.6 million and $(10.6) million, respectively, and unrealized losses (gains) of $37.8 million, $(19.8) million and $39.2 million, respectively. Generally, our realized (gains) losses represent the cash paid or received upon settlement of our derivative financial instruments. Unrealized (gains) losses reflect the change in the fair value of derivative financial instruments from the later of the end of the prior period or our entering into the derivative instrument as well as the reversal of previously recorded unrealized (gains) losses for derivatives that settled during the period. Derivative financial instruments are utilized to reduce exposure to fluctuations in commodity prices, including aluminum and natural gas prices. See “Critical Measures of Our Financial Performance,” above, and “Quantitative and Qualitative Disclosures About Market Risk,” below, for additional information regarding our use of derivative financial instruments.

Our 2011 results also reflect a $34.3 million decrease in interest expense compared to 2010, resulting from lower levels of debt outstanding as a result of Aleris International’s reorganization and emergence from bankruptcy, partially offset by the 7 5/8% Senior Notes issuance. Significantly impacting our operating results for the five months ended May 31, 2010 were gains from Aleris International’s reorganization, which totaled $2.2 billion and included the settlement or cancellation of prepetition debts. Other (income) expense, net for the year ended December 31, 2011 improved $31.3 million compared to 2010, primarily due to currency exchange losses recorded in 2010 related to the debtor-in-possession financing obligations, a portion of which were denominated in nonfunctional currencies in both the U.S. and Europe.

We recorded a $4.2 million benefit from income taxes in 2011, primarily as a result of the reversal of valuation allowances against certain deferred tax assets in Europe.

Revenues for the seven months ended December 31, 2010 and the five months ended May 31, 2010 were approximately $2.5 billion and $1.6 billion, respectively, compared to approximately $3.0 billion for the year ended December 31, 2009. Revenues for 2010 increased approximately $1.1 billion, or 37%, from 2009 driven primarily by a 26% increase in volumes and a 31% increase in the average LME aluminum price. We experienced improved demand across all of our operating segments in 2010.

The following table presents the estimated impact of key factors that resulted in the 37% increase in our consolidated revenues from 2009:

	RPNA	RPEU	Extrusions	RSAA	RSEU	Consolidated
Price:
LME pass-through	17%	7%	(3)%	—%	—%	11%
Commercial price	—	—	—	32	37	6
Volume/Mix	18	29	9	30	27	24
Currency	—	(7)	(5)	—	(9)	(4)

Total percentage change	35%	29%	1%	62%	55%	37%

Gross profit for the seven months ended December 31, 2010 and the five months ended May 31, 2010 was approximately $222.3 million and $187.2 million, respectively, compared to $176.4 million for the year ended

December 31, 2009, respectively. Gross profit for 2010 increased $233.1 million from 2009 driven by increased volumes, productivity improvements resulting from AOS and 2009 restructuring initiatives, and the impacts of lower depreciation expense. Increased volumes contributed approximately $82.0 million to the increase in gross profit while productivity initiatives drove significantly lower cash conversion costs in 2010 and increased gross profit by an estimated $77.0 million. Impairments of our long-lived tangible and intangible assets recorded during 2009 resulted in lower depreciation expense in 2010 and increased gross profit by $91.8 million. Partially offsetting these favorable items were decreased benefits from metal price lag, $33.0 million of additional cost of sales resulting from the adjustment of inventories to fair value upon emergence, and the impact of a stronger U.S. dollar.

Our 2010 results were also impacted by gains from Aleris International’s reorganization, which totaled $2.2 billion and included the settlement or cancellation of our prepetition debts. Interest expense decreased by $144.8 million from 2009 as a result of our new capital structure subsequent to Aleris International’s emergence from bankruptcy. Other expense increased compared to 2009 as the U.S. dollar strengthened in the five months preceding Aleris International’s emergence, resulting in losses on the translation of our debtor-in-possession financing obligations, a portion of which were denominated in non-functional currencies in both the U.S. and Europe.

The following table presents key financial and operating data on a consolidated basis for the year ended December 31, 2011, the seven months ended December 31, 2010, the five months ended May 31, 2010 and the year ended December 31, 2009:

	(Successor)		(Predecessor)
(in millions, except percentages)	For the year ended December 31, 2011	For the seven months ended December 31, 2010	For the five months ended May 31, 2010	For the year ended December 31, 2009
Revenues	$4,826.4	$2,474.1	$1,643.0	$2,996.8
Cost of sales	4,354.3	2,251.8	1,455.8	2,820.4

Gross profit	472.1	222.3	187.2	176.4
Gross profit as a percentage of revenues	9.8%	9.0%	11.4%	5.9%
Selling, general and administrative expenses	274.3	140.0	84.2	243.6
Restructuring and impairment charges (gains)	4.4	12.1	(0.4)	862.9
(Gains) losses on derivative financial instruments	—	(6.2)	28.6	(17.0)
Other operating (income) expense, net	(2.4)	(2.1)	0.4	(2.1)

Operating income (loss)	195.8	78.5	74.4	(911.0)
Interest expense, net	46.3	7.0	73.6	225.4
Reorganization items, net	(1.3)	7.4	(2,227.3)	123.1
Other (income) expense, net	(6.2)	(7.6)	32.7	(10.3)

Income (loss) before income taxes	157.0	71.7	2,195.4	(1,249.2)
(Benefit from) provision for income taxes	(4.2)	0.3	(8.7)	(61.8)

Net income (loss)	161.2	71.4	2,204.1	(1,187.4)

Net loss attributable to noncontrolling interest	(0.4)	—	—	—

Net income (loss) attributable to Aleris Corporation	$161.6	$71.4	$2,204.1	$(1,187.4)

Total segment income	$395.8	$141.2	$147.8	$142.6
Depreciation and amortization	(70.3)	(38.4)	(20.2)	(168.4)
Corporate general and administrative expenses, excluding depreciation and amortization and start-up expenses	(72.7)	(28.1)	(14.6)	(42.3)
Restructuring and impairment (charges) gains	(4.4)	(12.1)	0.4	(862.9)
Interest expense, net	(46.3)	(7.0)	(73.6)	(225.4)
Unallocated (losses) gains on derivative financial instruments	(37.9)	18.8	(38.9)	16.9
Reorganization items, net	1.3	(7.4)	2,227.3	(123.1)
Unallocated currency exchange (losses) gains on debt	(1.2)	3.0	(32.0)	14.0
Start-up expenses	(10.2)	(2.0)	—	—
Other income (expense), net	2.9	3.7	(0.8)	(0.6)

Income (loss) before income taxes	$157.0	$71.7	$2,195.4	$(1,249.2)

Revenues and Metric Tons Invoiced

The following tables present revenues and metric tons invoiced by segment:

	(Successor)		(Predecessor)
(dollars in millions, metric tons in thousands)	For the year ended December 31, 2011	For the seven months ended December 31, 2010	For the five months ended May 31, 2010	For the year ended December 31, 2009
Revenues:
Rolled Products North America	$1,346.4	$699.4	$507.2	$893.6
Rolled Products Europe	1,541.6	763.7	464.4	936.7
Extrusions	410.3	214.6	132.5	342.9
Recycling and Specification Alloys North America	983.8	540.5	373.7	564.2
Recycling and Specification Alloys Europe	685.1	332.9	214.5	353.6
Intersegment revenues	(140.8)	(77.0)	(49.3)	(94.2)

Consolidated revenues	$4,826.4	$2,474.1	$1,643.0	$2,996.8

Metric tons invoiced:
Rolled Products North America	370.5	213.7	156.9	309.4
Rolled Products Europe	314.4	184.0	120.0	231.8
Extrusions	75.7	41.8	30.2	65.0
Recycling and Specification Alloys North America	894.7	567.6	342.7	690.6
Recycling and Specification Alloys Europe	387.2	221.3	151.0	310.6
Intersegment shipments	(36.9)	(29.2)	(21.0)	(36.2)

Total metric tons invoiced	2,005.6	1,199.2	779.8	1,571.2

Rolled Products North America Revenues

RPNA revenues for the year ended December 31, 2011 were approximately $1.3 billion compared to $699.4 million and $507.2 million for the seven months ended December 31, 2010 and the five months ended May 31, 2010, respectively. The $139.8 million increase was primarily due to the following:

•

higher LME aluminum prices, which resulted in increases in the average price of primary aluminum included in our invoiced prices. Aluminum price increases accounted for approximately $111.0 million of the increase in revenues;

•	higher rolling margins resulting from price increases implemented during the second half of 2010, which increased revenues by approximately $14.0 million; and

•

volumes were flat in the aggregate as increased shipments in our commercial and transportation segment were offset by reductions in distribution and building and construction. Also, a higher mix of painted products positively impacted revenues.

RPNA revenues for the seven months ended December 31, 2010 and the five months ended May 31, 2010 were $699.4 million and $507.2 million, respectively, compared to $893.6 million for the year ended December 31, 2009. The $313.0 million increase was primarily attributable to:

•

increased demand in the distribution, transportation, and building and construction industries and across most other industries served by our North American operations. Shipments increased 20% resulting in a $158.0 million increase in revenues; and

•	higher LME aluminum prices, which resulted in our invoiced prices for aluminum increasing. Primary aluminum prices included in our invoiced prices increased revenues by approximately $158.0 million.

Rolled Products Europe Revenues

Revenues from our RPEU segment for the year ended December 31, 2011 were approximately $1.5 billion compared to $763.7 million and $464.4 million for the seven months ended December 31, 2010 and the five months ended May 31, 2010, respectively. The $313.5 million increase was primarily due to the following:

•

a 3% increase in shipment levels and a favorable mix of products sold, which increased revenues by approximately $152.0 million. The increase in shipments was a result of higher demand for our aerospace, automotive, and brazing sheet products;

•	an increase in rolling margins resulting from a series of price increases, which increased revenues by approximately $51.0 million;

•

higher LME aluminum prices, which resulted in increases in the average price of primary aluminum included in our invoiced prices. Aluminum price increases accounted for approximately $58.0 million of the increase in revenues; and

•	a weaker U.S. dollar, which increased revenues by approximately $57.0 million.

Revenues from our RPEU segment for the seven months ended December 31, 2010 and the five months ended May 31, 2010 were approximately $763.7 million and $464.4 million, respectively, compared to approximately $936.7 million for the year ended December 31, 2009. The $291.4 million increase in revenues is primarily attributable to:

•	a 31% increase in shipment levels as a result of higher demand in the aerospace, automotive and distribution industries, which increased revenues by approximately $276.0 million; and

•	an increase in the selling prices of our products resulting from higher aluminum prices, which increased revenues approximately $62.0 million.

These increases were partially offset by a stronger U.S. dollar, which reduced revenues by approximately $65.0 million.

Extrusions Revenues

Revenues from our Extrusions segment for the year ended December 31, 2011 were $410.3 million compared to $214.6 million and $132.5 million for the seven months ended December 31, 2010 and the five months ended May 31, 2010, respectively. The $63.2 million increase was primarily due to the following:

•

higher LME aluminum prices, which resulted in increases in the average price of primary aluminum included in our invoiced prices. Price increases accounted for approximately $40.0 million of the increase in revenues; and

•	a weaker U.S. dollar, which increased revenues by approximately $19.0 million.

Revenues from our Extrusions segment for the seven months ended December 31, 2010 and the five months ended May 31, 2010 were $214.6 million and $132.5 million, respectively, compared to $342.9 million for the year ended December 31, 2009. The $4.2 million increase in revenues is primarily attributable to:

•	an 11% increase in shipment levels as a result of higher demand in the automotive and distribution industries, which increased revenues by approximately $32.0 million.

This increase was partially offset by a stronger U.S. dollar, which reduced revenues by approximately $18.0 million, and lower LME aluminum prices, which resulted in decreases in the average price of primary aluminum included in our invoiced prices. Price decreases accounted for approximately $8.0 million of the decrease in revenues.

Recycling and Specification Alloys North America Revenues

RSAA revenues for the year ended December 31, 2011 were $983.8 million compared to $540.5 million and $373.7 million for the seven months ended December 31, 2010 and the five months ended May 31, 2010, respectively. The $69.6 million increase was primarily due to the following:

•

a 13% increase in North America invoiced metric tons, which increased revenues by approximately $81.0 million. The increase in volume was driven by improved demand across all of the industries served by this segment, particularly the automotive industry; and

•	higher selling prices for our products resulting from higher aluminum prices, which increased revenues by approximately $111.0 million.

These increases were partially offset by the sale of our Brazilian recycling facility which reduced revenues by $122.0 million.

RSAA revenues for the seven months ended December 31, 2010 and the five months ended May 31, 2010 were $540.5 million and $373.7 million, respectively, compared to $564.2 million for the year ended December 31, 2009. The $350.0 million increase in revenues is primarily attributable to:

•	a 32% increase in shipment levels as a result of higher demand in the automotive, steel, and container and packaging industries, which increased revenues by approximately $170.0 million; and

•	higher aluminum prices, which increased revenues by approximately $184.0 million.

Recycling and Specification Alloys Europe Revenues

Revenues from our RSEU segment for the year ended December 31, 2011 were $685.1 million compared to $332.9 million and $214.5 million for the seven months ended December 31, 2010 and the five months ended May 31, 2010, respectively. The $137.7 million increase was primarily due to the following:

•

a 4% increase in shipment levels and a favorable mix of products sold, which increased revenues by approximately $26.0 million. The increase in shipments was a result of higher demand from the automotive and most other industries served by this segment;

•	higher selling prices resulting from a series of price increases and higher aluminum prices, which increased revenues by approximately $81.0 million; and

•	a weaker U.S. dollar, which increased revenues by approximately $30.0 million.

Revenues from our RSEU segment for the seven months ended December 31, 2010 and the five months ended May 31, 2010 were $332.9 million and $214.5 million, respectively, compared to $353.6 million for the year ended December 31, 2009. The $193.8 million increase in revenues is primarily attributable to:

•

a 20% increase in shipment levels as a result of higher demand in the automotive and distribution industries and most other industries served by this segment, which increased revenues by approximately $95.0 million; and

•	an increase in the selling prices of our products resulting from higher aluminum prices, which increased revenues approximately $129.0 million.

These increases were partially offset by a stronger U.S. dollar, which reduced revenues by approximately $31.0 million.

Segment Income and Gross Profit

	(Successor)		(Predecessor)
(in millions)	For the year ended December 31, 2011	For the seven months ended December 31, 2010	For the five months ended May 31, 2010	For the year ended December 31, 2009
Segment income (loss):
Rolled Products North America	$111.1	$44.9	$49.4	$89.7
Rolled Products Europe	157.6	40.4	55.1	37.2
Extrusions	10.9	5.3	2.7	(1.7)
Recycling and Specification Alloys North America	80.9	33.8	29.7	18.9
Recycling and Specification Alloys Europe	35.3	16.8	10.9	(1.5)

Total segment income	395.8	141.2	147.8	142.6
Items excluded from segment income and included in gross profit:
Depreciation	(64.0)	(33.8)	(18.3)	(143.9)
Other	2.2	(0.2)	(0.1)	(2.8)
Items included in segment income and excluded from gross profit:
Segment selling, general and administrative expenses	185.1	105.3	67.6	176.8
Realized (gains) losses on derivative financial instruments	(37.9)	12.6	(10.4)	(0.2)
Other (income) expense, net	(9.1)	(2.8)	0.6	3.9

Gross profit	$472.1	$222.3	$187.2	$176.4

Rolled Products North America Segment Income

RPNA segment income for the year ended December 31, 2011 was $111.1 million compared to $44.9 million and $49.4 million for the seven months ended December 31, 2010 and the five months ended May 31, 2010, respectively. The $16.8 million increase was primarily due to the following:

•

commercial margins benefited from improved rolling margins resulting from a series of successful pricing initiatives, which increased segment income by approximately $14.0 million. In addition, higher scrap utilization and increased benefits from scrap spreads increased segment income by approximately $18.0 million; and

•

more favorable metal price lag in 2011 compared to the prior year, which increased segment income by an estimated $2.7 million. Metal price lag increased 2011 segment income by approximately $6.2 million compared to $3.5 million in 2010.

These increases were partially offset by:

•

higher costs associated with outside processing necessary to produce the current mix of products, less than optimal rates of production at our Richmond, Virginia rolling mill, higher paint and freight costs and wage inflation; and

•

the exclusion of $3.7 million of economic losses on derivative financial instruments from segment income in 2010. These economic losses represent the Emergence Date fair value of derivative financial instruments that settled during the seven months ended December 31, 2010.

RPNA segment income for the seven months ended December 31, 2010 and the five months ended May 31, 2010 was $44.9 million and $49.4 million, respectively, compared to $89.7 million for the year ended December 31, 2009. The $4.6 million improvement resulted from:

•	higher production and shipment volumes, which increased segment income by approximately $22.0 million;

•	productivity related savings from restructuring and AOS initiatives increased segment income by approximately $12.0 million, net of inflation; and

•

the exclusion of $3.7 million of economic losses on derivative financial instruments from segment income. These economic losses represent the Emergence Date fair value of derivative financial instruments that settled during the seven months ended December 31, 2010.

These increases were partially offset by lower commercial margins driven by a $22.0 million reduction in favorable metal price lag as well as tighter scrap spreads in 2010, which reduced segment income by approximately $14.0 million.

Rolled Products Europe Segment Income

RPEU segment income for the year ended December 31, 2011 was $157.6 million compared to $40.4 million and $55.1 million for the seven months ended December 31, 2010 and the five months ended May 31, 2010, respectively. The $62.1 million increase was primarily due to the following:

•

higher volumes and a favorable mix of products sold during 2011 compared to the prior year, which increased segment income by approximately $17.0 million. The increase in shipments and improved mix was primarily a result of higher demand from the aerospace and automotive industries;

•

the impact of the application of fresh-start accounting rules, which resulted in the recognition of an additional $22.1 million of costs of sales in 2010 associated with the write-up of inventory to fair value in June 2010;

•	commercial margins increased approximately $34.0 million as higher rolling margins were only partially offset by higher costs for purchased slabs; and

•	productivity related savings, which partially offset inflation in freight, energy and employee costs and higher research and development expense.

These increases were partially offset by the exclusion of $4.1 million of economic losses on derivative financial instruments from segment income in 2010 and the exclusion of $3.8 million of economic gains in 2011. These economic gains and losses represent the Emergence Date fair value of derivative financial instruments that settled during the periods.

RPEU segment income for the seven months ended December 31, 2010 and the five months ended May 31, 2010 was $40.4 million and $55.1 million, respectively, compared to segment income of $37.2 million for the year ended December 31, 2009. The $58.3 million increase in segment income was primarily attributable to:

•	a 31% increase in shipments and higher production volumes, which increased segment income by approximately $35.0 million;

•

lower cash conversion costs per unit resulting from productivity savings primarily related to the restructuring initiatives implemented in 2009, resulting in savings of approximately $33.0 million in 2010;

•	$5.7 million of benefits paid under an insurance claim and a supply contract;

•	lower energy costs, which increased segment income by approximately $7.0 million; and

•

the exclusion of $4.1 million of economic losses on derivative financial instruments from segment income. These losses represent the Emergence Date fair value of derivative financial instruments that settled during the seven months ended December 31, 2010.

Offsetting these increases, segment income for the seven months ended December 31, 2010 includes the impact of the application of fresh-start accounting rules which resulted in the recognition of an additional $22.1 million of costs of sales associated with the write-up of inventory to fair value. A stronger U.S. dollar further reduced segment income by approximately $11.0 million.

Extrusions Segment Income (Loss)

Extrusions segment income for the year ended December 31, 2011 was $10.9 million compared to $5.3 million and $2.7 million for the seven months ended December 31, 2010 and the five months ended May 31, 2010, respectively. The $2.9 million increase was primarily due to the following:

•	productivity related savings, which offset inflation in freight, energy and employee costs;

•

the impact of the application of fresh-start accounting rules, which resulted in the recognition of an additional $3.6 million of costs of sales in 2010 associated with the write-up of inventory to fair value in June 2010; and

•

favorable metal price lag in 2011 compared to the prior year, which increased segment income by an estimated $3.0 million. Metal price lag decreased 2010 segment income by approximately $0.3 million while increasing 2011 segment income by an estimated $2.7 million.

These increases were partially offset by:

•	changes in product mix, which resulted in higher conversion and material costs. This change in mix decreased segment income by approximately $4.0 million.

Extrusions segment income for the seven months ended December 31, 2010 and the five months ended May 31, 2010 was $5.3 million and $2.7 million, respectively, compared to a segment loss of $1.7 million for the year ended December 31, 2009. The $9.7 million increase in segment income was primarily attributable to:

•	an 11% increase in shipments and higher production volumes, which increased segment income by approximately $4.0 million; and

•

lower cash conversion costs per unit resulting from productivity savings primarily related to the restructuring initiatives implemented in 2009 more than offset inflation, resulting in savings of approximately $14.0 million in 2010.

Segment income for the seven months ended December 31, 2010 also includes the impact of the application of fresh-start accounting rules which resulted in the recognition of an additional $3.6 million of costs of sales associated with the write-up of inventory to fair value, partially offsetting these increases.

Recycling and Specification Alloys North America Segment Income

RSAA segment income for the year ended December 31, 2011 was $80.9 million compared to $33.8 million and $29.7 million for the seven months ended December 31, 2010 and the five months ended May 31, 2010, respectively. The $17.4 million increase was primarily due to the following:

•	higher North American volumes to U.S. automotive producers, which increased segment income by approximately $9.0 million;

•

higher LME prices, which increased the selling prices of certain recycled products, partially offset by tighter metal spreads, resulted in a net increase in commercial margins of approximately $5.0 million;

•	productivity gains, which substantially offset increased costs as a result of inflation; and

•

the impact of the application of fresh-start accounting rules, which resulted in the recognition of an additional $2.2 million of costs of sales in 2010 associated with the write-up of inventory to fair value in June 2010 upon emergence.

RSAA segment income for the seven months ended December 31, 2010 and the five months ended May 31, 2010 was $33.8 million and $29.7 million, respectively, compared to segment income of $18.9 million for the year ended December 31, 2009. The $44.6 million increase in segment income is primarily attributable to:

•	a 32% increase in volumes, which increased segment income by approximately $21.0 million;

•	improved metal spreads, which increased segment income by $12.0 million; and

•	productivity related savings, which increased segment income by approximately $7.0 million, net of inflation.

Offsetting these increases, segment income for the seven months ended December 31, 2010 includes the impact of the application of fresh-start accounting rules which resulted in $2.2 million of additional cost of sales associated with the write-up of inventory to fair value.

Recycling and Specification Alloys Europe Segment Income (Loss)

RSEU segment income for the year ended December 31, 2011 was $35.3 million compared to $16.8 million and $10.9 million for the seven months ended December 31, 2010 and the five months ended May 31, 2010, respectively. The $7.6 million increase was primarily due to the following:

•	commercial margins benefited from a series of price increases, which increased segment income by approximately $3.0 million;

•	productivity related savings, which partially offset inflation in freight, energy and employee costs; and

•

segment income for the seven months ended December 31, 2010 includes the impact of the application of fresh-start accounting rules, which resulted in the recognition of an additional $3.7 million of costs of sales associated with the write-up of inventory to fair value in June 2010.

RSEU segment income for the seven months ended December 31, 2010 and the five months ended May 31, 2010 was $16.8 million and $10.9 million, respectively, compared to a segment loss of $1.5 million for the year ended December 31, 2009. The $29.2 million increase in segment income was primarily attributable to:

•	a 20% increase in shipments and higher production volumes, which increased segment income by approximately $10.0 million;

•	productivity savings primarily related to the restructuring initiatives implemented in 2009, resulting in savings of approximately $6.0 million in 2010;

•	improved commercial margins resulting from improved metal spreads, which increased segment income by approximately $19.0 million; and

•	lower energy costs, which increased segment income by approximately $4.0 million.

Segment income for the seven months ended December 31, 2010 also includes the impact of the application of fresh-start accounting rules which resulted in the recognition of an additional $3.7 million of costs of sales associated with the write-up of inventory to fair value. A stronger U.S. dollar further reduced segment income by approximately $3.0 million.

Selling, General and Administrative Expenses

Consolidated SG&A expenses increased $50.1 million in the year ended December 31, 2011 as compared to 2010. This increase was primarily due to the following:

•

corporate SG&A expense increased $37.9 million primarily due to an $11.9 million charge related to the termination of our research and development agreement with Tata Steel, an $8.2 million increase in start-up expenses associated with Aleris Zhenjiang, a $12.7 million increase in personnel costs as staffing levels increased after emergence from bankruptcy, a $3.9 million increase in stock-based compensation expense, a $2.5 million increase in professional and consulting fees and a weaker U.S. dollar; and

•	segment SG&A expense increased $12.2 million in 2011 as compared to 2010 primarily due to a $3.5 million increase in personnel costs and an increase in sales commissions.

As a percentage of revenues, consolidated SG&A expense remained at approximately 6% for the year ended December 31, 2011.

Consolidated SG&A expenses decreased $19.4 million in 2010 as compared to 2009. This decrease was primarily due to a $18.0 million reduction in depreciation and amortization expense associated with an impairment charge recorded in the fourth quarter of 2009 and approximately a $3.0 million reduction resulting from a stronger U.S. dollar.

Restructuring and Impairment Charges (Gains)

2011 Charges

During the year ended December 31, 2011, we recorded $4.4 million of cash restructuring charges for employee severance and benefit costs, including $3.1 million related to the Company’s reduction in force initiatives implemented at our Bonn, Germany facility. No further charges are anticipated related to this restructuring program.

2010 charges

During the seven months ended December 31, 2010, we recorded $12.1 million of cash restructuring charges, including $11.1 million related to the Company’s reduction in force initiatives implemented during the fourth quarter of 2008 and $1.0 million of restructuring charges primarily related to employee termination benefits associated with work force reductions at our Bonn, Germany facility. Payments totaling $0.3 million were made during the seven months ended December 31, 2010 related to the Bonn work force reduction. As of December 31, 2011, no further charges are anticipated related to this restructuring program.

During the five months ended May 31, 2010, we recorded $1.3 million of cash restructuring charges and $1.7 million of non-cash gains. The activity primarily resulted from the following restructuring items:

•

Certain of our postretirement benefit plans were amended to eliminate retiree medical benefits for salaried employees/retirees. As a result of these amendments, gains of $1.1 million and $1.0 million were recorded associated with our RPNA and RPEU segments, respectively.

•	We recorded $0.8 million of costs associated with environmental remediation efforts required at our Rockport, Indiana facility within our RPNA segment.

2009 Charges

During the year ended December 31, 2009, we recorded non-cash impairment charges totaling $672.4 million, $45.7 million, $40.4 million and $29.9 million related to our long-lived assets, indefinite-lived intangible assets, goodwill and finite-lived intangibles, respectively. We also recorded $41.7 million and $32.8 million of other cash and non-cash charges, respectively, associated with plant closures and other restructuring initiatives during the year ended December 31, 2009. Included within these amounts are $33.5 million and $24.3 million of cash and non-cash restructuring charges recorded in 2009 related to restructuring activities initiated in 2008. These charges, totaling $862.9 million, primarily resulted from the following:

2009 Impairments

In 2009, we recorded impairment charges totaling $40.4 million related to goodwill and $45.7 million related to other indefinite-lived intangible assets. These impairments, which have been included within the operating results of the Corporate segment, consisted of goodwill impairment related to the RSAA operating segment and trade name impairments totaling $31.7 million and $14.0 million related to the RSAA and RPNA operating segments, respectively. We also recorded impairment charges associated with certain technology, customer contract and supply contract intangible assets totaling $29.9 million in 2009. The impairments consisted of $22.8 million, $1.4 million and $5.7 million associated with our RPEU, RSEU and RSAA segments, respectively.

In accordance with ASC 360, several indicators of impairment were identified in the fourth quarter of 2009 including the finalization of the forecast model developed by the Company and its financial advisors to determine the initial equity value of the Predecessor before giving effect to any value ascribed to the rights offering. The results of the forecast identified a deficiency in the fair value of the business as a whole compared to its carrying value, and therefore, we determined that the associated long-lived assets were required to be tested for impairment. These impairment tests resulted in the Company recording impairment charges totaling $672.4 million related to property, plant and equipment and $29.9 million related to finite-lived intangible assets in the RPEU, Extrusions, RSEU and RSAA operating segments. No impairments were necessary for the RPNA segment as the undiscounted cash flows exceeded the carrying amount of this asset group. We conducted our analysis under the premise of fair value in-exchange. An analysis of the earnings capability of the related assets indicated that there would not be sufficient cash flows available to justify investment in the assets under a fair value in-use premise.

The 2009 impairments were primarily a result of the continued adverse climate for our business, including the erosion of the capital, credit, commodities, automobile and housing markets as well as the global economy.

2009 Restructuring Activities

During 2009, we closed our RPNA segment headquarters in Louisville, Kentucky and sold our Terre Haute, Indiana facility. We recorded cash restructuring charges totaling $2.2 million primarily related to severance costs and recorded asset impairment charges totaling $3.5 million relating to property, plant and equipment. We based the determination of the impairments of these assets on the undiscounted cash flows expected to be realized from the affected assets and recorded the related assets at fair value. Other work force reductions across the RPNA operations resulted in the recording of $2.4 million of employee termination benefits.

(Gains) Losses on Derivative Financial Instruments

During the year ended December 31, 2011, the seven months ended December 31, 2010, the five months ended May 31, 2010 and the year ended December 31, 2009, we recorded the following realized and unrealized (gains) and losses on derivative financial instruments:

	(Successor)		(Predecessor)
(in millions)	For the year ended December 31, 2011	For the seven months ended December 31, 2010	For the five months ended May 31, 2010	For the year ended December 31, 2009
Realized (gains) losses
Metal	$(41.9)	$11.5	$(11.8)	$(12.8)
Natural gas	3.8	2.1	1.2	9.8
Currency	0.3	—	—	(2.8)
Unrealized losses (gains)
Metal	31.9	(19.2)	38.5	(12.2)
Natural gas	4.5	(0.6)	0.7	3.1
Currency	1.4	—	—	(2.1)

Total (gains) losses	$—	$(6.2)	$28.6	$(17.0)

Generally, our realized (gains) losses represent the cash paid or received upon settlement of our derivative financial instruments. Unrealized (gains) losses reflect the change in the fair value of derivative financial instruments from the later of the end of the prior period or our entering into the derivative instrument as well as the reversal of previously recorded unrealized losses (gains) for derivatives that settled during the period. Realized (gains) losses are included within segment income while unrealized (gains) losses are excluded.

As Aleris International’s emergence from bankruptcy established a new entity for financial reporting purposes, the emergence date fair value of all derivative financial instruments will not be reported as realized losses (gains) upon settlement. This is due to the fact that the Successor acquired these derivative financial instruments at their fair value as of the emergence date. As such, the realized losses (gains) reported in the Successor periods will represent only the changes in fair value of those derivative financial instruments since the emergence date. Similarly, no reversal of the unrealized losses (gains) recorded by the Predecessor, which are equal to the emergence date fair value of those instruments, will be recorded upon settlement. While this will not change the total “(Gains) Losses on Derivative Financial Instruments” reported in the consolidated statements of operations, it does impact the amount of realized and unrealized losses recorded and, as a result, segment income. During the year ended December 31, 2011 and the seven months ended December 31, 2010, $3.4 million of economic gains and $7.9 million of economic losses, respectively, representing the emergence date fair value of derivative financial instruments that settled during each period, were excluded from realized gains and losses and segment income. Such economic losses (gains) will continue to be excluded from segment income until all derivative financial instruments entered into prior to the emergence date are settled. Realized losses (gains) on derivative financial instruments entered into subsequent to the emergence date will not be affected.

As discussed in the “Critical Measures of Our Financial Performance” section above, we utilize derivative financial instruments to reduce the impact of changing metal and natural gas prices on our operating results. We evaluate the performance of our risk management practices, in part, based upon the amount of metal price lag included in our operating results. In 2011, we estimate that metal price lag reduced gross profit by approximately $26.3 million while we experienced aluminum hedge gains of $45.2 million, including $3.4 million of economic gains not recorded within realized gains as discussed above. In 2010, we estimate gross profit benefited from metal price lag by approximately $19.7 million, while we experienced aluminum hedge losses of $6.0 million, including $6.3 million of economic losses not recorded within realized losses as discussed above. The resulting $18.9 million and $13.7 million of net metal price lag improved our operating results in 2011 and 2010, respectively.

Metal price lag had a more significant impact in 2009 as our ability to enter into derivative financial instruments was limited under the terms and conditions of our debtor-in-possession financing arrangements. As a result, gross profit benefited as aluminum prices increased while our aluminum derivative financial instruments produced gains of an additional $12.8 million. The resulting metal price lag improved 2009 operating results by $29.5 million.

Interest Expense, Net

Interest expense, net, for the year ended December 31, 2011 decreased $34.3 million when compared to 2010. The decrease in interest expense resulted from lower levels of debt outstanding as a result of Aleris International’s reorganization and emergence from bankruptcy, partially offset by the 7 5/8% Senior Notes issuance in the first quarter of 2011.

Interest expense, net, for the year ended December 31, 2010 decreased $144.8 million when compared to 2009. The decrease in interest expense was due to the significant reduction in debt outstanding subsequent to Aleris International’s emergence from bankruptcy. Interest expense for the year ended December 31, 2009 related to Aleris International’s prepetition and debtor-in-possession financing facilities.

Reorganization Items, Net

Professional advisory fees and other costs directly associated with Aleris International’s reorganization are reported as reorganization items pursuant to ASC 852. Reorganization items also include provisions and adjustments to record the carrying value of certain prepetition liabilities at their estimated allowable claim amounts.

Reorganization items, net consisted of the following items:

	(Successor)		(Predecessor)
(in millions)	For the year ended December 31, 2011	For the seven months ended December 31, 2010	For the five months ended May 31, 2010	For the year ended December 31, 2009
Gain on settlement of liabilities subject to compromise	$—	$—	$(2,204.0)	$(1.8)
Fresh-start accounting	—	—	(61.6)	—
Professional fees and expenses	1.5	5.5	34.3	38.0
Write-off of debt issuance costs	—	—	7.6	6.8
U.S. Trustee fees	—	0.4	0.6	0.7
Derivative financial instruments valuation adjustment	—	—	—	88.1
Liquidation of Aleris Aluminum Canada S.E.C./Aleris Aluminum Canada L.P.	(2.4)	—	(5.1)	(8.7)
Other	(0.4)	1.5	0.9	—

Total reorganization items, net	$(1.3)	$7.4	$(2,227.3)	$123.1

(Benefit from) Provision for Income Taxes

The benefit from income taxes was $4.2 million for the year ended December 31, 2011, compared to an income tax expense of $0.3 million for the seven months ended December 31, 2010, an income tax benefit of $8.7 million for the five months ended May 31, 2010 and an income tax benefit of $61.8 million for the year ended December 31, 2009. The income tax benefit for the year ended December 31, 2011 consisted of an income tax benefit of $8.1 million from international jurisdictions and an income tax expense of $3.9 million in the United States. The income tax expense for the seven months ended December 31, 2010 consisted of an income tax benefit of $4.5 million from international jurisdictions and an income tax expense of $4.8 million in the United States. The income tax benefit for the five months ended May 31, 2010 consisted of an income tax expense of $4.1 million from international jurisdictions and an income tax benefit of $12.8 million in the United States. The income tax benefit for the year ended December 31, 2009 consisted of $35.5 million from international jurisdictions and $26.3 million in the United States. Management determined that a valuation allowance against the net deferred tax assets of certain legal entities in their respective jurisdictions was still needed at the end of 2011 based on the fact that the available evidence still did not support the realization of those net deferred tax assets under the more-likely-than-not standard.

At December 31, 2011, 2010 and 2009, we had valuation allowances of $364.6 million, $399.4 million and $648.4 million, respectively, to reduce certain deferred tax assets to amounts that are more likely than not to be realized. Of the total 2011, 2010 and 2009 valuation allowances, $244.3 million, $267.1 million and $370.4 million relate primarily to net operating losses and future tax deductions for depreciation in non-U.S. tax jurisdictions, $109.1 million, $120.9 million and $223.5 million relate primarily to the U.S. federal effects of amortization, pension and postretirement benefits for the Successor and net operating losses and tax credits for the Predecessor and $11.2 million, $11.4 million and $54.5 million relate primarily to the state effects of amortization, pension and postretirement benefits for the Successor and Kentucky state recycling credits and other state net operating losses for the Predecessor, respectively. The net reduction in the valuation allowance in 2011 is primarily attributable to the recognition of the net deferred tax assets in Germany and the decrease in the underlying net deferred tax assets in the United States resulting from bonus depreciation. A benefit of $23.0 million was recognized in Germany for the reversal of the valuation allowance resulting from a change in judgment. The change in judgment was driven by new long-term contracts and reductions of interest expense that more likely than not will generate sufficient taxable income to recognize those deferred tax assets. The net reduction in the valuation allowance in 2010 is primarily attributable to the decrease in the underlying deferred tax assets resulting from the Plan of Reorganization and fresh-start accounting adjustments. We will maintain valuation allowances against our net deferred tax assets in the United States and other applicable jurisdictions until sufficient positive evidence exists to reduce or eliminate the valuation allowance.

The following table summarizes the change in uncertain tax positions:

	(Successor)		(Predecessor)
(in millions)	For the year ended December 31, 2011	For the seven months ended December 31, 2010	For the five months ended May 31, 2010	For the year ended December 31, 2009
Balance at beginning of period	$12.5	$10.7	$13.3	$11.7
Additions based on tax positions related to the current year	—	0.7	0.7	1.4
Additions for tax positions of prior years	8.9	1.1	—	0.2
Reductions for tax positions of prior years	(2.7)	—	(3.3)	—
Settlements	(1.1)	—	—	—

Balance at end of period	$17.6	$12.5	$10.7	$13.3

We recognize interest and penalties related to uncertain tax positions within the “(Benefit from) Provision for Income Taxes” in the consolidated statements of operations. As of December 31, 2011, 2010 and 2009, we had approximately $1.9 million, $0.8 million and $0.7 million of accrued interest related to uncertain tax positions, respectively.

The 2005 through 2010 tax years remain open to examination. We have continuing responsibility for the open tax years for the Predecessor’s non-filing foreign subsidiaries. A non-U.S. taxing jurisdiction commenced an examination in the fourth quarter of 2009 that is anticipated to be completed within six months of the reporting date. We anticipate adjustments to various intercompany charges and depreciation lives that will result in a decrease in the reserve of $15.8 million. Additionally, we are appealing the German government’s position with regard to net operating loss carryforwards available for use in the year of our change of ownership that occurred upon emergence from Chapter 11. A successful appeal will result in a decrease in the reserve of $1.8 million.

Liquidity and Capital Resources

Summary

We had $105.8 million of cash and cash equivalents at September 30, 2012, compared to $231.4 million at the end of 2011. Liquidity at September 30, 2012 was $582.7 million which consisted of $476.9 million of availability under the ABL Facility plus $105.8 million of cash. Our short-term debt outstanding was $10.3 million at September 30, 2012, which is an increase from $3.4 million at the end of 2011. The decrease in cash and cash equivalents was primarily due to payments for capital expenditures, partially offset by cash from earnings.

Based on our current and anticipated levels of operations and the condition in our markets and industry, we believe that our cash on hand, cash flows from operations, and availability under the ABL Facility will enable us to meet our working capital, capital expenditures, debt service and other funding requirements for the foreseeable future. However, our ability to fund our working capital needs, debt payments and other obligations, and to comply with the financial covenants, including borrowing base limitations, under the ABL Facility, depends on our future operating performance and cash flows and many factors outside of our control, including the costs of raw materials, the state of the overall industry and financial and economic conditions and other factors, including those described under “Risk Factors.” Any future acquisitions, joint ventures or other similar transactions will likely require additional capital and there can be no assurance that any such capital will be available to us on acceptable terms, if at all.

At September 30, 2012, approximately $103.5 million of our cash and cash equivalents were held by our non-U.S. subsidiaries. We currently have no plans to repatriate these foreign earnings which are permanently reinvested. If circumstances change and it becomes apparent that some or all of the permanently reinvested earnings will be remitted in the foreseeable future, an additional income tax charge may be necessary; however, we currently have the ability to remit all of the cash held by non-U.S. subsidiaries without incurring a U.S. tax liability through the repayment of intercompany loans and/or the use of our previously taxed income attributes, both of which in the aggregate significantly exceed the cash held by non-U.S. subsidiaries at September 30, 2012.

The following discussion provides a summary description of the significant components of our sources of liquidity and long-term debt.

Cash Flows

The following table summarizes our net cash provided (used) by operating, investing and financing activities for the year ended December 31, 2011, the seven months ended December 31, 2010, the five months ended May 31, 2010, the year ended December 31, 2009 and the nine months ended September 30, 2012 and 2011.

	(Successor)		(Predecessor)		(Successor)
(in millions)	For the year ended December 31, 2011	For the seven months ended December 31, 2010	For the five months ended May 31, 2010	For the year ended December 31, 2009	For the nine months ended Sept 30, 2012	For the nine months ended Sept 30, 2011
Net cash provided (used) by:
Operating activities	$266.9	$119.1	$(174.0)	$56.7	$92.0	$149.7
Investing activities	(197.3)	(26.2)	(15.7)	(59.8)	(307.2)	(101.0)
Financing activities	53.7	(83.6)	187.5	60.8	88.7	102.9

Cash flows from Operating Activities

Cash flows provided by operating activities were $92.0 million for the nine months ended September 30, 2012, which resulted from $190.0 million of cash from earnings partially offset by a $98.0 million increase in net operating assets. The significant components of the change in net operating assets included increases of $97.4 million, $41.5 million and $69.6 million in accounts receivable, inventories and accounts payable, respectively, as a result of increased seasonal sales volumes across most segments. Our days sales outstanding (“DSO”) at September 30, 2012 remained consistent with the DSO at December 31, 2011, however, revenues in the month of September 2012 were approximately $77.1 million higher than the month of December 2011, leading to an increase in accounts receivable. Inventory levels increased from year-end to support seasonal demand as well as a 6% increase in LME aluminum prices when compared to the fourth quarter of 2011. Days inventory outstanding (“DIO”) remained consistent with the DIO at December 31, 2011. Our days payables outstanding (“DPO”) increased from 27 days at December 31, 2011 to 29 days at September 30, 2012. The increase in payables resulted from increased inventory levels and the additional days of payables outstanding. In addition to the higher working capital balances, $21.9 million of operating cash was used to reduce accrued liabilities, primarily related to interest and employee incentive plan payments.

Cash flows provided by operating activities were $149.7 million for the nine months ended September 30, 2011, which resulted from $212.4 million of cash from earnings, partially offset by a $62.7 million increase in net operating assets. The significant components of the change in net operating assets included increases of $130.7 million, $53.5 million, $88.4 million and $36.8 million in accounts receivable, inventories, accounts payable and accrued liabilities, respectively, as a result of increased sales volumes across most segments and the impact of higher aluminum prices.

Cash flows provided by operating activities were $266.9 million for the year ended December 31, 2011, which resulted from $251.7 million of cash from earnings and a $22.6 million decrease in net operating assets partially offset by $7.4 million of payments for reorganization and restructuring items. The significant components of the change in net operating assets include an increase of $13.0 million in accounts receivable, a decrease of $15.7 million in inventories and an increase of $28.4 million in accounts payable and accrued liabilities. Our DSO at December 31, 2011 remained consistent with 2010 at 39 days. Our DIO increased to 49 days from 45 days as certain segments experienced less than forecasted sales during 2011 for our levels of inventory. Our DPO increased from 23 days at the end of 2010 to 27 days at December 31, 2011 as more favorable terms from certain suppliers were negotiated during the year. The increase in accrued liabilities reflects higher accruals for interest expense, income taxes and employee costs.

Cash flows provided by operating activities were $119.1 million for the seven months ended December 31, 2010, which resulted from $96.7 million of cash generated from earnings and a $59.4 million decrease in net operating assets, partially offset by $37.0 million of payments for reorganization and restructuring items. The largest contributor to the operating asset decrease was accounts receivable of $81.3 million. The decrease in accounts receivable was driven primarily by a seasonal reduction in year end volumes, and working capital efficiency as our average DSO improved from approximately 40 days in May 2010 to 39 days in December 2010.

Cash flows used by operating activities were $174.0 million for the five months ended May 31, 2010, which resulted from a $234.6 million increase in net operating assets and $36.7 million of payments for reorganization and restructuring items partially offset by $97.3 million of cash from earnings. The significant components of the change in net operating assets include increases of $181.5 million, $138.7 million and $100.8 million in accounts receivable, inventories, and accounts payable and accrued liabilities, respectively, as a result of increased sales volumes across all segments and the impact of higher aluminum prices. Revenues for the three months ended May 31, 2010 were $205.5 million higher than for the three months ended December 31, 2009. These volume and revenue increases contributed to a higher level of accounts receivable. Higher demand in June 2010 and the third quarter of 2010 as compared to the first quarter of 2010 resulted in increases in both inventories and accounts payable.

Cash flows provided by operating activities were $56.7 million in 2009, which included $127.9 million of cash provided by changes in operating assets and liabilities as working capital declined in response to market demand and lower aluminum prices. The working capital decline included reductions in accounts receivable, inventories and accounts payable, respectively of $119.5 million, $159.3 million, and $103.6 million. Contributing significantly to the reductions in receivables and inventories were gains associated with working capital efficiency as our DSO improved from an average of 46 days in 2008 to an average of 44 days in 2009 and our DIO improved from an average 53 days in 2008 to an average 48 days in 2009. The reduction in accounts payable was impacted by tighter payment terms required by our suppliers subsequent to the Chapter 11 filing. Our average DPO dropped from 38 days in 2008 to 27 days in 2009. The working capital cash generation was partially offset by an increase in other assets of $41.7 million, primarily attributable to an increase in cash postings associated with our derivative positions. Operating cash flow was negatively impacted by $70.8 million of cash payments related to reorganization and restructuring items.

Cash Flows from Investing Activities

Cash flows used by investing activities were $307.2 million for the nine months ended September 30, 2012 and included $285.5 million of capital expenditures, including $124.0 million of the $350.0 million in expected spending on the Zhenjiang rolling mill and other strategic spending, including the wide auto body sheet expansion project in Duffel, Belgium, the coatings project in Ashville, Ohio and furnace upgrades and scrap optimization initiatives in the North American recycling business. Cash used by investing activities for the nine months ended September 30, 2012 also includes $21.5 million to acquire certain aluminum casting assets from Voerde Aluminum GmbH.

Cash flows used by investing activities were $101.0 million for the nine months ended September 30, 2011 and included $108.4 million of capital expenditures, partially offset by $7.8 million of proceeds from the sale of property, plant and equipment.

We expect consolidated capital expenditures to be approximately $435.0 million in 2012. A portion of this spending relates to Aleris Zhenjiang and will be funded by the China Loan Facility (as defined below). After taking into account amounts funded by the China Loan Facility, we expect cash outflows related to total 2012 capital spending to total slightly over $305.0 million.

Cash flows used by investing activities were $197.3 million for the year ended December 31, 2011 and included $204.6 million of capital expenditures, partially offset by $7.7 million of proceeds from the sale of property, plant and equipment. The increase in capital expenditures in 2011 is primarily due to $79.5 million of strategic spending related to Aleris Zhenjiang as well as spending to increase our capacity in auto body sheet production and scrap processing capabilities.

Cash flows used by investing activities were $26.2 million for the seven months ended December 31, 2010 and included $46.5 million of capital expenditures partially offset by $19.9 million of proceeds from the sale of businesses. Cash used in investing activities was $15.7 million for the five months ended May 31, 2010, which consisted of $16.0 million of capital spending.

Cash used in investing activities was $59.8 million in 2009, which primarily consisted of $68.6 million of capital spending, partially offset by proceeds from the sale of assets.

Cash Flows from Financing Activities

Cash flows from financing activities for the nine months ended September 30, 2012 included $88.5 million of proceeds from the China Loan Facility.

Cash flows from financing activities for the nine months ended September 30, 2011 included $490.0 million of net proceeds from the issuance of the 7 5/8% Senior Notes and $11.5 million of proceeds from the China Loan Facility, partially offset by the payment of $400.0 million of dividends to our stockholders.

Cash flows from financing activities for the year ended December 31, 2011 included $490.0 million of net proceeds from the issuance of the 7 5/8% Senior Notes and $56.7 million of net proceeds from the China Loan Facility, partially offset by dividend payments totaling $500.0 million to our stockholders.

Cash used by our financing activities was $83.6 million for the seven months ended December 31, 2010, which included $81.8 million of net payments on the ABL Facility. Cash provided by our financing activities was $187.5 million for the five months ended May 31, 2010. Cash flows for the five months ended May 31, 2010 included the impact of Aleris International’s reorganization, including the repayment of outstanding amounts under the debtor-in-possession financing arrangements partially offset by $541.1 million of net proceeds raised in the rights offering and used by us to acquire all of Aleris International’s common stock, an $80.0 million initial draw on the ABL Facility, $43.8 million from the issuance of the 6% senior subordinated exchangeable notes, net of expenses paid to the lenders, and $5.0 million from the issuance of preferred stock.

Cash provided by financing activities totaled $60.8 million in 2009, which consisted primarily of borrowings on Aleris International’s debtor-in-possession financing and payments of related issuance costs.

Indebtedness Subsequent to Emergence from Bankruptcy Proceedings

ABL Facility

In connection with Aleris International’s emergence from bankruptcy, Aleris International entered into an asset backed multi-currency revolving credit facility (the “ABL Facility”). On June 30, 2011, Aleris International amended and restated the ABL Facility. The amended and restated ABL Facility is a $600.0 million revolving credit facility which permits multi-currency borrowings up to $600.0 million by our U.S. subsidiaries, up to $240.0 million by Aleris Switzerland GmbH (a wholly owned Swiss subsidiary), and up to $15.0 million by Aleris Specification Alloy Products Canada Company (a wholly owned Canadian subsidiary). Aleris International and certain of its U.S. and international subsidiaries are borrowers under this ABL Facility. The availability of funds to the borrowers located in each jurisdiction is subject to a borrowing base for that jurisdiction and the jurisdictions in which certain subsidiaries of such borrowers are located, calculated on the basis of a predetermined percentage of the value of selected accounts receivable and U.S., Canadian and certain European inventory, less certain ineligible accounts receivable and inventory. The level of our borrowing base and availability under the ABL Facility fluctuates with the underlying LME price of aluminum which impacts both accounts receivable and inventory values included in our borrowing base. Non-U.S. borrowers also have the ability to borrow under the ABL Facility based on excess availability under the borrowing base applicable to the U.S. borrowers, subject to certain sublimits. The ABL Facility provides for the issuance of up to $75.0 million of letters of credit as well as borrowings on same-day notice, referred to as swingline loans that are available in U.S. dollars, Canadian dollars, euros, and certain other currencies. As of September 30, 2012, we estimate that our borrowing base would have supported borrowings of $519.8 million. After giving effect to the outstanding letters of credit of $43.0 million, Aleris International had $476.9 million available for borrowing as of September 30, 2012.

Borrowings under the ABL Facility bear interest at a rate equal to the following, plus an applicable margin ranging from 0.75% to 2.50%:

•

in the case of borrowings in U.S. dollars, a LIBOR Rate or base rate determined by reference to the higher of (1) Bank of America’s prime lending rate, (2) the overnight federal funds rate plus 0.5% or (3) a eurodollar rate determined by Bank of America plus 1.0%;

•	in the case of borrowings in euros, a euro LIBOR rate determined by Bank of America; and

•	in the case of borrowings in Canadian dollars, a Canadian prime rate.

As of December 31, 2011 and 2010 and September 30, 2012 Aleris International had no amounts outstanding under the ABL Facility.

In addition to paying interest on any outstanding principal under the ABL Facility, Aleris International is required to pay a commitment fee in respect of unutilized commitments of 0.50% if the average utilization is less than 33% for any applicable period, 0.375% if the average utilization is between 33% and 67% for any applicable period, and 0.25% if the average utilization is greater than 67% for any applicable period. We must also pay customary letters of credit fees and agency fees.

The ABL Facility is subject to mandatory prepayment with (i) 100% of the net cash proceeds of certain asset sales, subject to certain reinvestment rights; (ii) 100% of the net cash proceeds from issuance of debt, other than debt permitted under the ABL Facility; and (iii) 100% of net cash proceeds from certain insurance and condemnation payments, subject to certain reinvestment rights.

In addition, if at any time outstanding loans, unreimbursed letter of credit drawings and undrawn letters of credit under the ABL Facility exceed the applicable borrowing base in effect at such time, we are required to repay outstanding loans or cash collateralize letters of credit in an aggregate amount equal to such excess, with no reduction of the commitment amount. If the amount available under the ABL Facility is less than the greater of (x) $50.0 million and (y) 15.0% of the lesser of the total commitments or the borrowing base under the ABL

Facility or an event of default is continuing, we are required to repay outstanding loans with the cash we are required to deposit in collection accounts maintained with the agent under the ABL Facility.

We may voluntarily reduce the unutilized portion of the commitment amount and repay outstanding loans at any time upon three business days prior written notice without premium or penalty other than customary “breakage” costs with respect to eurodollar, euro LIBOR and EURIBOR loans.

There is no scheduled amortization under the ABL Facility. The principal amount outstanding will be due and payable in full at maturity, on June 29, 2016 unless extended pursuant to the credit agreement.

The ABL Facility is secured, subject to certain exceptions (including appropriate limitations in light of U.S. federal income tax considerations on guaranties and pledges of assets by foreign subsidiaries, and certain pledges of such foreign subsidiaries’ stock, in each case to support loans to us or our domestic subsidiaries), by a first-priority security interest in substantially all of Aleris International’s current assets and related intangible assets located in the U.S., substantially all of the current assets and related intangible assets of substantially all of its wholly owned domestic subsidiaries located in the U.S., substantially all of the current assets and related intangible assets of the borrower located in Canada and substantially all of the current assets (other than inventory located outside of the United Kingdom) and related intangibles of Aleris Recycling (Swansea) Ltd., of Aleris Switzerland GmbH and certain of its subsidiaries. The borrowers’ obligations under the ABL Facility are guaranteed by certain of our existing and future direct and indirect subsidiaries.

The credit agreement governing the ABL Facility contains a number of covenants that, subject to certain exceptions, impose restrictions on Aleris International and certain of our subsidiaries, including without limitation restrictions on its ability to incur additional debt, pay dividends and make certain payments, create liens, merge, consolidate or sell assets, or enter into affiliate transactions, among other things.

Although the credit agreement governing the ABL Facility generally does not require us to comply with any financial ratio maintenance covenants, if the amount available under the ABL Facility is less than the greater of (x) $45.0 million or (y) 12.5% of the lesser of (i) the total commitments or (ii) the borrowing base under the ABL Facility at any time, a minimum fixed charge coverage ratio (as defined in the credit agreement) of at least 1.0 to 1.0 will apply. The credit agreement also contains certain customary affirmative covenants and events of default. We were in compliance with all of the covenants set forth in the credit agreement as of December 31, 2011 and 2010 and September 30, 2012.

7 5/8% Senior Notes due 2018

On February 9, 2011, Aleris International issued $500.0 million aggregate original principal amount of 7 5/8% Senior Notes due 2018 under an indenture (the “Indenture”) with U.S. Bank National Association, as trustee, and on October 14, 2011, Aleris International exchanged the $500.0 million aggregate original principal amount of 7 5/8% Senior Notes for $500.0 million of its new 7 5/8% Senior Notes that have been registered under the Securities Act of 1933, as amended (the “7 5/8% Senior Notes”). The 7 5/8% Senior Notes are unconditionally guaranteed on a senior unsecured basis by each of Aleris International’s restricted subsidiaries that is a domestic subsidiary and that guarantees Aleris International’s obligations under the ABL Facility. The Indenture contains a number of customary covenants that, subject to certain exceptions, impose restrictions on us and certain of our subsidiaries, including without limitation restrictions on our ability to incur additional debt, pay dividends and make certain payments, create liens, merge, consolidate or sell assets, or enter into affiliate transactions, among other things. Interest on the 7 5/8% Senior Notes is payable in cash semi-annually in arrears on February 15th and August 15th of each year. The 7 5/8% Senior Notes mature on February 15, 2018. Aleris International used a portion of the net proceeds from the sale of the 7 5/8% Senior Notes to pay cash dividends of approximately $500.0 million to us during the year ended December 31, 2011, which we then paid as a dividend, pro rata, to our stockholders.

6% Senior Subordinated Exchangeable Notes

On the Emergence Date, Aleris International issued $45.0 million aggregate principal amount of 6% senior subordinated exchangeable notes (the “Exchangeable Notes”) to the participants of the rights offering. The Exchangeable Notes have exchange rights at the holder’s option, after June 1, 2013, and are exchangeable for our common stock at a rate equivalent to 47.20 shares of our common stock per $1,000 principal amount of Exchangeable Notes (after adjustment for the payments of dividends in 2011), subject to further adjustment. The Exchangeable Notes may be redeemed at Aleris International’s option at specified redemption prices on or after June 1, 2013 or upon a fundamental change.

The Exchangeable Notes are the unsecured, senior subordinated obligations of Aleris International and rank (i) junior to all of its existing and future senior indebtedness, including the ABL Facility; (ii) equally to all of its existing and future senior subordinated indebtedness; and (iii) senior to all of its existing and future subordinated indebtedness.

China Loan Facility

Aleris Zhenjiang entered into non-recourse multi-currency secured revolving and term loan facilities (the “China Loan Facility”). The China Loan Facility consists of a $30.6 million U.S. dollar term loan facility, an RMB 993.5 million term loan facility (or equivalent to approximately $157.3 million) and an RMB 232.8 million (or equivalent to approximately $36.9 million) revolving credit facility. The interest rate on the term U.S. dollar facility is six month U.S. dollar LIBOR plus 5.0% and the interest rate on the term RMB facility and the revolving credit facility is 110% of the base rate applicable to any loan denominated in RMB of the same tenor, as announced by the People’s Bank of China. As of September 30, 2012, $145.5 million was drawn under the term loan facilities. Draws on the revolving facility begin in 2013. The final maturity date for all borrowings under the China Loan Facility is May 18, 2021. Draws on the revolving facility begin in 2013. The final maturity date for all borrowings under the China Loan Facility is May 21, 2021. Aleris Zhenjiang is an unrestricted subsidiary and non-guarantor under the indenture governing the 7 5/8% Senior Notes.

The China Loan Facility contains certain customary covenants and events of default. The China Loan Facility requires Aleris Zhenjiang to, among other things, maintain a certain ratio of outstanding term loans to invested equity capital. In addition, Aleris Zhenjiang is restricted from, subject to certain exceptions, repaying loans or distributing dividends to stockholders, disposing of assets, providing third party guarantees, or entering into additional financing to expand the capacity of the project, among other things.

Aleris Zhenjiang was in compliance with all of the covenants set forth in the China Loan Facility as of September 30, 2012. Aleris Zhenjiang has had delays in its ability to make timely draws of amounts committed under the China Loan Facility in the past and we cannot be certain that it will be able to draw all amounts committed under the China Loan Facility in the future or as to the timing or cost of any such draws.

Non-GAAP Financial Measures

We report our financial results in accordance with U.S. GAAP. However, our management believes that certain non-U.S. GAAP performance measures, which we use in managing the business, may provide investors with additional meaningful comparisons between current results and results in prior periods. EBITDA, Adjusted EBITDA, segment Adjusted EBITDA, commercial margin and segment commercial margin are examples of non-U.S. GAAP financial measures that we believe provide investors and other users of our financial information with useful information.

Management uses EBITDA, Adjusted EBITDA, segment Adjusted EBITDA, commercial margin and segment commercial margin, as performance metrics and believes these measures provide additional information commonly used by the holders of the 7 5/8% Senior Notes and parties to the ABL Facility with respect to the ongoing performance of our underlying business activities, as well as our ability to meet our future debt service, capital expenditures and working capital needs. In addition, EBITDA with certain adjustments is a component of certain covenants under the Indenture governing the 7 5/8% Senior Notes. Adjusted EBITDA, including the impacts of metal price lag, is a component of certain financial covenants under the credit agreement governing the ABL Facility. Management also uses commercial margin, including segment commercial margin, as a performance metric and believes that it provides useful information regarding the performance of our segments because it measures the price at which we sell our aluminum products above the hedged cost of the metal and the effects of metal price lag, thereby reflecting the value-added components of our commercial activities independent of aluminum prices which we cannot control.

Our EBITDA calculations represent net income and loss attributable to Aleris Corporation before interest income and expense, provision for and benefit from income taxes and depreciation and amortization. Adjusted EBITDA is defined as EBITDA excluding metal price lag, reorganization items, net, unrealized gains and losses on derivative financial instruments, restructuring items, net, the impact of recording inventory and other items at fair value through fresh-start and purchase accounting, currency exchange gains and losses on debt, stock-based compensation expense, start-up expenses, and certain other gains and losses. Segment Adjusted EBITDA represents Adjusted EBITDA on a per segment basis. EBITDA as defined in the Indenture governing the 7 5/8% Senior Notes also limits the amount of adjustments for cost savings, operational improvement and synergies for the purpose of determining our compliance with such covenants. Adjusted EBITDA as defined under the ABL Facility also limits the amount of adjustments for restructuring charges incurred after the Emergence Date and requires additional adjustments be made if certain annual pension funding levels are exceeded. Commercial margin represents revenues less the hedged cost of metal and the effects of metal price lag. Segment commercial margin represents commercial margin on a per segment basis.

EBITDA, Adjusted EBITDA, segment Adjusted EBITDA, commercial margin and segment commercial margin, as we use them may not be comparable to similarly titled measures used by other companies. We calculate EBITDA, Adjusted EBITDA and segment Adjusted EBITDA by eliminating the impact of a number of items we do not consider indicative of our ongoing operating performance and certain other items. You are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis. However, EBITDA, Adjusted EBITDA, segment Adjusted EBITDA, commercial margin and segment commercial margin are not financial measurements recognized under U.S. GAAP, and when analyzing our operating performance, investors should use EBITDA, Adjusted EBITDA, segment Adjusted EBITDA, commercial margin and segment commercial margin in addition to, and not as an alternative for, net income and loss attributable to Aleris Corporation operating income and loss, or any other performance measure derived in accordance with U.S. GAAP, or in addition to, and not as an alternative for, cash flow from operating activities as a measure of our liquidity. EBITDA, Adjusted EBITDA, segment Adjusted EBITDA, commercial margin and segment commercial margin have limitations as analytical tools, and they should not be considered in isolation, or as a substitute for, or superior to, our measures of financial performance prepared in accordance with U.S. GAAP. These limitations include:

•	They do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	They do not reflect changes in, or cash requirements for, working capital needs;

•	They do not reflect interest expense or cash requirements necessary to service interest expense or principal payments under the ABL Facility, the 7 5/8% Senior Notes or the Exchangeable Notes;

•	They do not reflect certain tax payments that may represent a reduction in cash available to us;

•

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA and Adjusted EBITDA, including segment Adjusted EBITDA, do not reflect cash requirements for such replacements; and

•

Other companies, including companies in our industry, may calculate these measures differently and, as the number of differences in the way companies calculate these measures increases, the degree of their usefulness as a comparative measure correspondingly decreases.

In addition, in evaluating Adjusted EBITDA, including segment Adjusted EBITDA, it should be noted that in the future we may incur expenses similar to the adjustments in the below presentation. Our presentation of Adjusted EBITDA, including segment Adjusted EBITDA, should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

For reconciliations of EBITDA and Adjusted EBITDA and commercial margin to their most directly comparable financial measures presented in accordance with U.S. GAAP, see the tables below. For a reconciliation of segment Adjusted EBITDA to segment income and a reconciliation of segment commercial margin to segment revenues, which are the most directly comparable financial measures presented in accordance with U.S. GAAP, for each of the RPNA, RPEU, Extrusions, RSAA and RSEU segments, see the reconciliations in “—Our Segments.”

	(Successor)		(Predecessor)		(Successor)
(in millions)	For the year ended December 31, 2011	For the seven months ended December 31, 2010	For the five months ended May 31, 2010	For the year ended December 31, 2009	For the nine months ended September 30, 2012	For the nine months ended September 30, 2011
Net income (loss) attributable to Aleris Corporation	$161.6	$71.4	$2,204.1	$(1,187.4)	$114.5	$141.8
Interest expense, net	46.3	7.0	73.6	225.4	33.8	34.2
(Benefit from) provision for income taxes	(4.2)	0.3	(8.7)	(61.8)	25.6	9.6
Depreciation and amortization	70.3	38.4	20.2	168.4	59.2	50.9

EBITDA	274.0	117.1	2,289.2	(855.4)	233.1	236.5
Reorganization items, net(i)	(1.3)	7.4	(2,227.3)	123.1	0.4	(1.4)
Unrealized losses (gains) on derivative financial instruments	37.8	(19.8)	39.2	(11.2)	(3.2)	13.4
(Favorable) unfavorable metal price lag(ii)	(18.9)	21.0	(34.6)	(29.5)	(12.1)	(6.3)
Restructuring and impairment charges (gains)(iii)	4.4	12.1	(0.4)	862.9	1.1	3.4
Impact of recording amounts at fair value through fresh-start and purchase accounting(iv)	3.4	24.4	1.6	2.5	(0.8)	2.2
Currency exchange losses (gains) on debt	0.7	(5.8)	32.0	(17.0)	0.3	(1.0)
Stock-based compensation expense	10.1	4.9	1.3	2.1	8.1	7.3
Start-up expenses	10.2	2.0	—	—	17.5	8.2
Other(v)	11.2	(1.2)	1.0	4.2	4.2	7.6

Adjusted EBITDA	$331.6	$162.1	$102.0	$81.7	$248.6	$269.9

(i)	See Note 4, “Fresh-Start Accounting,” and Note 3, “Reorganization Under Chapter 11,” to our audited consolidated financial statements included elsewhere in this prospectus.
(ii)

Represents the financial impact of the timing difference between when aluminum prices included within our revenues are established and when aluminum purchase prices included in our cost of sales are established.

This lag will, generally, increase our earnings and EBITDA in times of rising primary aluminum prices and decrease our earnings and EBITDA in times of declining primary aluminum prices; however, our use of derivative financial instruments seeks to reduce this impact. Metal price lag is net of the realized gains and losses from our derivative financial instruments. We exclude metal price lag from our determination of Adjusted EBITDA because it is not an indicator of the performance of our underlying operations.
(iii)	See Note 5, “Restructuring and Impairment Charges,” to our audited consolidated financial statements included elsewhere in this prospectus.
(iv)	Represents the impact of applying fresh-start and purchase accounting rules under U.S. GAAP which effectively eliminate the profit associated with acquired inventories by requiring those inventories to be adjusted to fair value through the purchase price allocation. The amounts represent $33.0 million, of adjustments to the recording of inventory for the seven months ended December 31, 2010 and zero for all other periods presented. The amounts in the table also represent the fair value of derivative financial instruments as of the date of the acquisition by TPG Capital (formerly Texas Pacific Group (“TPG”)) of Aleris International in 2006 or Aleris International’s emergence from bankruptcy in 2010 that settled in each of the periods presented. These amounts are included in Adjusted EBITDA to reflect the total economic gains or losses associated with these derivatives. Absent adjustment, Adjusted EBITDA would reflect the amounts recorded in the financial statements as realized gains and losses, which represent only the change in value of the derivatives from the date of TPG’s acquisition of Aleris International or Aleris International’s our emergence from bankruptcy to settlement.
(v)	Includes the write-down of inventories associated with plant closures and gains and losses on the disposal of assets. For the year ended December 31, 2011, also includes $11.9 million of contract termination costs associated with the cancellation of our research and development agreement with Tata Steel.

For the year ended December 31, 2011, the seven months ended December 31, 2010, the five months ended May 31, 2010, the year ended December 31, 2009, and the nine months ended September 30, 2012 and 2011, our reconciliation of Adjusted EBITDA to net income (loss) attributable to Aleris Corporation and net cash provided (used) by operating activities is presented below.

	(Successor)		(Predecessor)		(Successor)
(in millions)	For the year ended December 31, 2011	For the seven months ended December 31, 2010	For the five months ended May 31, 2010	For the year ended December 31, 2009	For the nine months ended September 30, 2012	For the nine months ended September 30, 2011
Adjusted EBITDA	$331.6	$162.1	$102.0	$81.7	248.6	269.9
Reorganization items, net	1.3	(7.4)	2,227.3	(123.1)	(0.4)	1.4
Unrealized (losses) gains on derivative financial instruments	(37.8)	19.8	(39.2)	11.2	3.2	(13.4)
Favorable (unfavorable) metal price lag	18.9	(21.0)	34.6	29.5	12.1	6.3
Restructuring and impairment (charges) gains	(4.4)	(12.1)	0.4	(862.9)	(1.1)	(3.4)
Impact of recording amounts at fair value through fresh-start and purchase accounting	(3.4)	(24.4)	(1.6)	(2.5)	0.8	(2.2)
Currency exchange (losses) gains on debt	(0.7)	5.8	(32.0)	17.0	(0.3)	1.0
Stock-based compensation expense	(10.1)	(4.9)	(1.3)	(2.1)	(8.1)	(7.3)
Start-up expenses	(10.2)	(2.0)	—	—	(17.5)	(8.2)
Other	(11.2)	1.2	(1.0)	(4.2)	(4.2)	(7.6)

EBITDA	274.0	117.1	2,289.2	(855.4)	233.1	236.5
Interest expense, net	(46.3)	(7.0)	(73.6)	(225.4)	(33.8)	(34.2)
Benefit from (provision for) income taxes	4.2	(0.3)	8.7	61.8	(25.6)	(9.6)
Depreciation and amortization	(70.3)	(38.4)	(20.2)	(168.4)	(59.2)	(50.9)

Net income (loss) attributable to Aleris Corporation	161.6	71.4	2,204.1	(1,187.4)	114.5	141.8
Net loss attributable to noncontrolling interest	(0.4)	—	—	—	(0.9)	(0.1)

Net income (loss)	161.2	71.4	2,204.1	(1,187.4)	113.6	141.7
Depreciation and amortization	70.3	38.4	20.2	168.4	59.2	50.9
(Benefit from) provision for deferred income taxes	(33.6)	(4.8)	(11.4)	(54.2)	8.3	1.5
Reorganization items, net of payments	(4.9)	(26.3)	(2,258.5)	97.9	(0.2)	(3.1)
Restructuring and impairment charges (gains), net of payments	0.6	8.8	(5.9)	817.3	(3.0)	0.8
Stock-based compensation expense	10.1	4.9	1.3	2.1	8.1	7.3
Unrealized losses (gains) on derivative financial instruments	37.8	(19.8)	39.2	(11.2)	(3.2)	13.4
Unrealized currency exchange losses (gains) on debt	5.4	—	25.5	(14.9)	0.5	(1.0)
Amortization of debt issuance costs	6.3	2.5	27.8	109.1	4.7	4.5
Other non-cash (gains) charges, net	(8.9)	(15.4)	18.3	1.7	(1.1)	(5.9)
Change in operating assets and liabilities:
Change in accounts receivable	(13.0)	81.3	(181.5)	119.5	(97.4)	(130.7)
Change in inventories	15.7	(46.6)	(138.7)	159.3	(41.5)	(53.5)
Change in other assets	(8.5)	37.0	(15.2)	(41.7)	(7.7)	(3.7)
Change in accounts payable	(18.4)	24.8	67.4	(103.6)	69.6	88.4
Change in accrued liabilities	46.8	(37.1)	33.4	(5.6)	(17.9)	39.1

Net cash provided (used) by operating activities	$266.9	$119.1	$(174.0)	$56.7	92.0	149.7

Our reconciliation of revenues to commercial margin is as follows:

	(Successor)		(Predecessor)		(Successor)
	For the year ended December 31, 2011	For the seven months ended December 31, 2010	For the five months ended May 31, 2010	For the year ended December 31, 2009	For the nine months ended September 30, 2012	For the nine months ended September 30, 2011
Revenue	$4,862.4	$2,474.1	$1,643.0	$2,996.8	$ 3,392.2	$3,766.7
Hedged cost of metals	(3,045.0)	(1,560.7)	(994.6)	(1,687.9)	(2,089.6)	(2,408.1)
(Favorable) unfavorable metal price lag	(18.9)	21.0	(34.6)	(29.5)	(12.1)	(6.3)

Commercial margin	$1,762.5	$934.4	$613.8	$1,279.4	$1,290.5	$1,352.3

Exchange Rates

During 2011, the fluctuation of the U.S. dollar against other currencies resulted in unrealized currency translation gains that decreased our equity by $19.2 million. Currency translation adjustments are the result of the process of translating an international entity’s financial statements from the entity’s functional currency to U.S. dollars. Currency translation adjustments accumulate in consolidated equity until the disposition or liquidation of the international entities. We eliminated all of the translation adjustments previously included within consolidated equity as a result of Aleris International’s emergence from bankruptcy and the application of fresh-start accounting on June 1, 2010.

The Euro is the functional currency of substantially all of our European-based operations. In the future, our results of operations will continue to be impacted by the exchange rate between the U.S. dollar and the euro. In addition, we have other operations where the functional currency is not our reporting currency, the U.S. dollar, and our results of operations are impacted by currency fluctuations between the U.S. dollar and such other currencies. The Renminbi is the functional currency of our China operations.

Contractual obligations

We and our subsidiaries are obligated to make future payments under various contracts such as debt agreements, lease agreements and unconditional purchase obligations. The following table summarizes our estimated significant contractual cash obligations and other commercial commitments at December 31, 2011.

	Cash payments due by period
(in millions)	Total	2012	2013-2014	2015-2016	After 2016
Long-term debt obligations	$612.7	$6.9	$2.4	$10.5	$592.9
Interest on long-term debt obligations	302.0	49.2	97.7	91.2	63.9
Estimated postretirement benefit payments	45.6	4.8	9.6	9.6	21.6
Estimated pension benefit payments	176.4	15.5	32.8	34.3	93.8
Operating lease obligations	24.6	7.8	10.7	3.9	2.2
Estimated payments for asset retirement obligations	14.4	1.9	3.4	0.6	8.5
Purchase obligations	2,205.5	1,261.1	820.9	123.5	—
Uncertain tax positions	19.4	19.4	—	—	—

Total	$3,400.6	$1,366.6	$977.5	$273.6	$782.9

Our estimated funding for our funded pension plans and other postretirement benefit plans is based on actuarial estimates using benefit assumptions for discount rates, expected long-term rates of return on assets, rates of compensation increases, and health care cost trend rates. For our funded pension plans, estimating funding beyond 2012 will depend upon the performance of the plans’ investments, among other things. As a result, estimating pension funding beyond 2012 is not practicable. Payments for unfunded pension plan benefits and other postretirement benefit payments are estimated through 2020.

Operating lease obligations are payment obligations under leases classified as operating. Most leases are for a period of less than one year, but some extend for up to five years, and are primarily for items used in our manufacturing processes.

Our estimated payments for asset retirement obligations are based on management’s estimates of the timing and extent of payments to be made to fulfill legal or contractual obligations associated with the retirement of certain long-lived assets. Amounts presented represent the future value of expected payments.

Our purchase obligations represent both cancelable and non-cancelable agreements (short-term and long-term) to purchase goods or services that are enforceable and legally binding on us that specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase obligations include the pricing of anticipated metal purchases using contractual metal prices or, where pricing is dependent upon the prevailing LME metal prices at the time of delivery, market metals prices as of December 31, 2011, as well as natural gas and electricity purchases using minimum contractual quantities and either contractual prices or prevailing rates. As a result of the variability in the pricing of many of our metals purchasing obligations, actual amounts paid may vary from the amounts shown above. Purchase obligations also include amounts associated with capital projects, including the construction of the Zhenjiang rolling mill.

Uncertain tax positions taken or expected to be taken on an income tax return may result in additional payments to taxing jurisdictions. The amount in the preceding table includes interest accrued related to such positions as of December 31, 2011. The completion of an audit and of an appeal in a non-U.S. taxing jurisdiction is expected to result in a $19.4 million payment in 2012. If a taxing jurisdiction agrees with the tax position taken or expected to be taken or the applicable statute of limitations expires, then additional payments will not be necessary.

The ABL Facility carries variable interest rates and variable outstanding amounts for which estimating future interest payments is not practicable. There were no ABL Facility borrowings outstanding as of December 31, 2011 and September 30, 2012.

Environmental Contingencies

Our operations, like those of other basic industries, are subject to federal, state, local and international laws, regulations and ordinances. These laws and regulations (1) govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as waste handling and disposal practices and (2) impose liability for costs of cleaning up, and certain damages resulting from, spills, disposals or other releases of regulated materials. It can be anticipated that more rigorous environmental laws will be enacted that could require us to make substantial expenditures in addition to those described in this prospectus. See “Business—Environmental.”

From time to time, our operations have resulted, or may result, in certain non-compliance with applicable requirements under such environmental laws. To date, any such non-compliance with such environmental laws have not had a material adverse effect on our financial position or results of operations. See Note 16, “Commitments and Contingencies,” to our audited consolidated financial statements included elsewhere in this prospectus.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. GAAP requires our management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we evaluate our estimates, including those related to the valuation of inventory, property and equipment and intangible assets, allowances related to doubtful accounts, income taxes, pensions and other postretirement benefits and environmental liabilities. Our management bases its estimates on historical experience, actuarial valuations and other assumptions believed to be reasonable under the circumstances. Actual results could differ from those estimates. Our accounting policies are more fully described in Note 2, “Summary of Significant Accounting Policies,” to our audited consolidated financial statements included elsewhere in this prospectus. There have been no significant changes to our critical accounting policies or estimates during the years ended December 31, 2011 and 2010 or during the nine months ended September 30, 2012.

The following critical accounting policies and estimates are used to prepare our consolidated financial statements:

Application of Fresh-Start Accounting

Fresh-start accounting results in a new basis of accounting and reflects the allocation of our estimated fair value to our underlying assets and liabilities. Our estimates of fair value are inherently subject to significant uncertainties and contingencies beyond our reasonable control. Accordingly, there can be no assurance that the estimates, assumptions, valuations, appraisals and financial projections will be realized, and actual results could vary materially.

The reorganization value was allocated to our assets in conformity with the procedures specified by ASC 805, “Business Combinations.” Liabilities existing as of the Emergence Date, other than deferred taxes, were recorded at the present value of amounts expected to be paid using appropriate risk adjusted interest rates. Deferred taxes were determined in conformity with applicable income tax accounting standards. Predecessor accumulated depreciation, accumulated amortization, retained deficit, common stock and accumulated other comprehensive loss were eliminated.

For further information on fresh-start accounting, see Note 4, “Fresh-Start Accounting,” to our audited consolidated financial statements as of December 31, 2011, included elsewhere in this prospectus.

Revenue Recognition and Shipping and Handling Costs

Revenues are recognized when title transfers and risk of loss passes to the customer in accordance with the provisions of the Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 104, “Revenue Recognition.” In the case of rolled aluminum product, title and risk of loss do not typically pass until the product reaches the customer, although on certain overseas shipments, title and risk of loss pass upon loading at the port of departure or unloading at the port of entry. For material that is tolled, revenue is recognized upon the performance of the tolling services for customers. For material that is consigned, revenue is not recognized until the product is used by the customer. Shipping and handling costs are included within “Cost of sales” in our consolidated statements of operations or comprehensive income included elsewhere in this prospectus.

Inventories

Our inventories are stated at the lower of cost or market. Cost is determined using either an average cost or specific identification method and includes an allocation of manufacturing labor and overhead costs to work-in-process and finished goods. We review our inventory values on a regular basis to ensure that their carrying values can be realized. In assessing the ultimate realization of inventories, we are required to make judgments as to future demand requirements and compare that with the current or committed inventory levels. As the ultimate realizable value of most of inventories is based upon the price of prime or scrap aluminum, future changes in those prices may lead to the determination that the cost of some or all of our inventory will not be realized and we would then be required to record the appropriate adjustment to inventory values.

As a result of fresh-start accounting, all of our inventories were adjusted from their historical costs to fair value. This resulted in an increase of approximately $33.0 million, which was recognized as additional “Cost of sales” in our consolidated statements of operations or comprehensive included elsewhere in this prospectus, primarily in the second quarter of 2010.

Derivative Financial Instruments

Derivative contracts are recorded at fair value under ASC 820 using quoted market prices and significant other observable and unobservable inputs. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3—Inputs that are both significant to the fair value measurement and unobservable.

We endeavor to utilize the best available information in measuring fair value. To estimate fair value, we apply an industry standard valuation model, which is based on the market approach. Where appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads, and credit considerations. Such adjustments are generally based on available market evidence and unobservable inputs. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Impairment of Long-Lived Assets and Amortizable Intangible Assets

We review the carrying value of property, plant and equipment to be held and used as well as amortizable intangible assets when events or circumstances indicate that their carrying value may not be recoverable. Factors that we consider important that could trigger our testing of the related asset groups for an impairment include current period operating or cash flow losses combined with a history of operating or cash flow losses, a projection or forecast that demonstrates continuing losses, significant adverse changes in the business climate within a particular business or current expectations that a long-lived asset will be sold or otherwise disposed of significantly before the end of its estimated useful life. We consider these factors quarterly and may test more frequently if changes in circumstances or the occurrence of events indicates that a potential impairment exists. To test for impairment, we compare the estimated undiscounted cash flows expected to be generated from the use and disposal of the asset or asset group to its carrying value. An asset group is established by identifying the lowest level of cash flows generated by the group of assets that are largely independent of cash flows of other assets. If cash flows cannot be separately and independently identified for a single asset, we will determine whether an impairment has occurred for the group of assets for which we can identify projected cash flows. If these undiscounted cash flows are less than their respective carrying values, an impairment charge would be recognized to the extent that the carrying values exceed estimated fair values. Although third-party estimates of fair value are utilized when available, the estimation of undiscounted cash flows and fair value requires us to make assumptions regarding future operating results, as well as appropriate discount rates, where necessary. The results of our impairment testing are dependent on these estimates which require significant judgment. The occurrence of certain events, including changes in economic and competitive conditions, could impact cash flows eventually realized and our ability to accurately assess whether an asset is impaired. Subsequent to emergence from bankruptcy, no factors have been identified that required testing our assets for impairment.

Indefinite Lived Intangible Assets

Indefinite-lived intangible assets are related to our trade names and are not amortized. Indefinite-lived intangible assets are tested for impairment as of October 1st of each year and may be tested more frequently if changes in circumstances or the occurrence of events indicates that a potential impairment exists. The annual impairment test is based on a relief from royalty valuation approach. Significant assumptions used under this approach include the royalty rate, weighted average cost of capital and the terminal growth rate. As part of the annual impairment test, the non-amortized intangible assets are reviewed to determine if the indefinite status remains appropriate.

Credit Risk

We recognize our allowance for doubtful accounts based on our historical experience of customer write-offs as well as specific provisions for customer receivable balances. In establishing the specific provisions for uncollectible accounts, we make assumptions with respect to the future collectability of amounts currently owed to us. These assumptions are based upon such factors as each customer’s ability to meet and sustain its financial commitments, its current and projected financial condition and the occurrence of changes in its general business, economic or market conditions that could affect its ability to make required payments to us in the future. In addition, we provide reserves for customer rebates, claims, allowances, returns and discounts based on, in the case of rebates, contractual relationships with customers, and, in the case of claims, allowances, returns and discounts, our historical loss experience and the lag time between the recognition of the sale and the granting of the credit to the customer. Our level of reserves for our customer accounts receivable fluctuates depending upon all of these factors. Significant changes in required reserves may occur in the future if our evaluation of a customer’s ability to pay and assumptions regarding the relevance of historical data prove incorrect.

Environmental and Asset Retirement Obligations

Environmental obligations that are not legal or contractual asset retirement obligations and that relate to existing conditions caused by past operations with no benefit to future operations are expensed while expenditures that extend the life, increase the capacity or improve the safety of an asset or that mitigate or prevent future environmental contamination are capitalized in property, plant and equipment. Our environmental engineers and consultants review and monitor environmental issues at our existing operating sites. This process includes investigation and remedial action selection and implementation, as well as negotiations with other potentially responsible parties and governmental agencies. Based on the results of this process, we provide reserves for environmental liabilities when and if environmental assessment and/or remediation cost are probable and can be reasonably estimated in accordance with ASC 410-30 “Environmental Obligations.” While our accruals are based on management’s current best estimate of the future costs of remedial action, these liabilities can change substantially due to factors such as the nature and extent of contamination, changes in the required remedial actions and technological advancements. Our existing environmental liabilities are not discounted to their present values as the amount and timing of the expenditures are not fixed or reliably determinable.

Asset retirement obligations represent obligations associated with the retirement of tangible long-lived assets. Our asset retirement obligations relate primarily to the requirement to cap our three landfills, as well as costs related to the future removal of asbestos and costs to remove underground storage tanks. The costs associated with such legal obligations are accounted for under the provisions of ASC 410-20 “Asset Retirement Obligations,” which requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred and capitalized as part of the carrying amount of the long-lived asset. These fair values are based upon the present value of the future cash flows expected to be incurred to satisfy the obligation. Determining the fair value of asset retirement obligations requires judgment, including estimates of the credit adjusted interest rate and estimates of future cash flows. Estimates of future cash flows are obtained primarily from independent engineering consulting firms. The present value of the obligations is accreted over time while the capitalized cost is depreciated over the useful life of the related asset.

Deferred Income Taxes

We record deferred income taxes to reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are regularly reviewed for recoverability. A valuation allowance is provided to reduce certain deferred tax assets to amounts that, in our estimate, are more likely than not to be realized.

In determining the adequacy of recorded valuation allowances, management assesses our profitability by taking into account the current and forecasted amounts of earnings or losses as well as the forecasted taxable income as a result of the reversal of future taxable temporary differences. We maintain valuation allowances until sufficient positive evidence (for example, cumulative positive earnings and future taxable income) exists to support their reversal. Positive evidence currently exists in the form of forecasted earnings and taxable income in future periods; however, this evidence is of a subjective nature. Alternatively, our recent history of losses and Aleris International’s Chapter 11 bankruptcy reorganization provide objective negative evidence that management believes outweighs the subjective positive evidence. Therefore, we have determined that full valuation allowances for our net deferred tax assets continue to be appropriate in the U.S. and certain of our significant international jurisdictions.

Market Risk Management Using Financial Instruments

The procurement and processing of aluminum in our industry involves many risks. Some of these risks include changes in metal and fuel prices. We attempt to manage these risks by the use of derivative financial instruments and long-term contracts. While these derivative financial instruments reduce, they do not eliminate these risks.

We do not account for derivative financial instruments as hedges. As a result, all of the related gains and losses on our derivative instruments are reflected in current period earnings.

The counterparties to the financial hedge agreements and futures contracts expose us to losses in the event of non-performance. All credit parties are evaluated for creditworthiness and risk assessment prior to initiating trading activities. In addition, the fair values of our derivative financial instruments include an estimate of the risk associated with non-performance by either ourselves or our counterparties.

Pension and Postretirement Benefits

Our pension and postretirement benefit costs are accrued based on annual analysis performed by our actuaries. These analysis are based on assumptions such as an assumed discount rate and an expected rate of return on plan assets. Both the discount rate and expected rate of return on plan assets require estimates and projections by management and can fluctuate from period to period. Our objective in selecting a discount rate is to select the best estimate of the rate at which the benefit obligations could be effectively settled. In making this estimate, projected cash flows are developed and matched with a yield curve based on an appropriate universe of high-quality corporate bonds. Assumptions for long-term rates of return on plan assets are based upon historical returns, future expectations for returns for each asset class and the effect of periodic target asset allocation rebalancing. The results are adjusted for the payment of reasonable expenses of the plan from plan assets. The historical long-term return on the plans’ assets exceeded the selected rates and we believe these assumptions are appropriate based upon the mix of the investments and the long-term nature of the plans’ investments.

The weighted average discount rate used to determine the U.S. pension benefit obligation was 4.50% as of December 31, 2011 compared to 5.20% as of December 31, 2010 and 5.75% as of December 31, 2009. The weighted average discount rate used to determine the European pension benefit obligation was 4.90% as of December 31, 2011 compared to 5.40% as of December 31, 2010 and 6.10% as of December 31, 2009. The weighted average discount rate used to determine the other postretirement benefit obligation was 4.30% as of

December 31, 2011 compared to 5.20% as of December 31, 2010 and 5.75% as of December 31, 2009. The weighted average discount rate used to determine the net periodic benefit cost is the rate used to determine the benefit obligation in the previous year.

As of December 31, 2011, an increase in the discount rate of 0.5%, assuming inflation remains unchanged, would result in a decrease of $22.2 million in the pension and other postretirement obligations and a decrease of $0.3 million in the net periodic benefit cost. A decrease in the discount rate of 0.5% as of December 31, 2011, assuming inflation remains unchanged, would result in an increase of $24.3 million in the pension and other postretirement obligations and an increase of $0.2 million in the net periodic benefit cost.

The calculation of the estimate of the expected return on assets and additional discussion regarding pension and other postretirement plans is described in Note 12, “Employee Benefit Plans,” to our audited consolidated financial statements included elsewhere in this prospectus. The weighted average expected return on assets associated with our U.S. pension benefits was 8.25% for 2011, 8.25% for 2010 and 8.23% for 2009. The weighted average expected return on assets associated with our European pension benefits was 4.20% for 2011, 4.24% for 2010 and 5.23% for 2009. The expected return on assets is a long-term assumption whose accuracy can only be measured over a long period based on past experience. A variation in the expected return on assets by 0.5% as of December 31, 2011 would result in a variation of approximately $0.5 million in the net periodic benefit cost.

Unrecognized actuarial gains and losses subsequent to Aleris International’s emergence from bankruptcy related to changes in our assumptions and actual experiences differing from them will be recognized over the expected remaining service life of the employee group. As of December 31, 2011, the accumulated amount of unrecognized losses on pension and other postretirement benefit plans was $31.6 million, of which $0.7 million of amortization is expected to be recognized in 2012. Previous unrecognized actuarial gains and losses were eliminated in fresh-start accounting.

The actuarial assumptions used to determine pension and other postretirement benefits may differ from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. We do not believe differences in actual experience or changes in assumptions will materially affect our financial position or results of operations.

Stock-Based Compensation

We use a Black-Scholes option-pricing model to estimate the grant-date fair value of the stock options awarded. Under this valuation method, the estimate of fair value is affected by the assumptions included in the following table. Expected equity volatility was determined based on historical stock prices and implied and stated volatilities of our peer companies. The following table summarizes the significant assumptions used to determine the fair value of the stock options granted during the year ended December 31, 2011, the seven months ended December 31, 2010 and the nine months ended September 30, 2012:

	Year ended December 31, 2011	Seven months ended December 31, 2010	For the nine months ended September 30, 2012
Weighted-average expected option life in years	6.0	6.1	6.0
Risk-free interest rate	1.2% – 1.7%	2.4%	0.79% – 0.98%
Equity volatility factor	50.0% – 58.0%	59.4%	55.0%
Dividend yield	—%	—%	—%

For further information on stock-based compensation, see Note 2, “Summary of Significant Accounting Policies,” and Note 13, “Stock-Based Compensation” to our audited consolidated financial statements and Note 7, “Stock-Based Compensation” to our unaudited financial statements included elsewhere in this prospectus.

Off-Balance Sheet Transactions

We had no off-balance sheet arrangements at December 31, 2011 or September 30, 2012.

Quantitative and Qualitative Disclosures About Market Risk

In the ordinary course of our business, we are exposed to earnings and cash flow volatility resulting from changes in the prices of aluminum and, to a lesser extent, hardeners such as zinc and copper, and natural gas, as well as changes in currency and interest rates. For aluminum hedges, we use derivative instruments, such as forwards, futures, options, collars and swaps to manage the effect, both favorable and unfavorable, of such changes. For electricity and some natural gas price exposures, fixed price commitments are used.

Derivative contracts are used primarily to reduce uncertainty and volatility and cover underlying exposures and are held for purposes other than trading. Our commodity and derivative activities are subject to the management, direction and control of our Risk Management Committee, which is composed of our chief financial officer and other officers and employees that the chief executive officer designates. The Risk Management Committee reports to the Audit Committee of our Board of Directors, which has supervisory authority over all of its activities.

We are exposed to losses in the event of non-performance by the counterparties to the derivative contracts discussed below. Although non-performance by counterparties is possible, we do not currently anticipate any nonperformance by any of these parties. Counterparties are evaluated for creditworthiness and risk assessment prior to our initiating contract activities. The counterparties’ creditworthiness is then monitored on an ongoing basis, and credit levels are reviewed to ensure that there is not an inappropriate concentration of credit outstanding to any particular counterparty.

Natural Gas Hedging

To manage the price exposure for natural gas purchases, we can fix the future price of a portion or all of our natural gas requirements by entering into financial hedge contracts.

We do not consider our natural gas derivatives instruments as hedges for accounting purposes and as a result, changes in the fair value of these derivatives are recorded immediately in our consolidated operating results. Under these contracts, payments are made or received based on the differential between the monthly closing price on the New York Mercantile Exchange (“NYMEX”) and the contractual hedge contract price. We can also enter into call option contracts to manage the exposure to increasing natural gas prices while maintaining the benefit from declining prices. Upon settlement of call option contracts, we receive cash and recognize a related gain if the NYMEX closing price exceeds the strike price of the call option. If the call option strike price exceeds the NYMEX closing price, no amount is received and the option expires. Option contracts require the payment of a premium which is recorded as a realized loss upon settlement or expiration of the option contract. Natural gas cost can also be managed through the use of cost escalators included in some of our long-term supply contracts with customers, which limits exposure to natural gas price risk. As of December 31, 2011 and September 30, 2012, we had 2.3 trillion and $3.1 trillion, respectively, of British thermal unit forward buy contracts. We anticipate consuming 8.7 trillion British thermal units of natural gas in our operations in 2012.
Metal Hedging

Aluminum ingots, copper and zinc are internationally produced, priced and traded commodities, with the LME being the primary exchange. As part of our efforts to preserve margins, we enter into forward, futures and options contracts. For accounting purposes, we do not consider our metal derivative instruments as hedges and, as a result, changes in the fair value of these derivatives are recorded immediately in our consolidated operating results.

The selling prices of the majority of the orders for our rolled and extruded products are established at the time of order entry or, for certain customers, under long-term contracts. As the related raw materials used to produce these orders can be purchased several months or years after the selling prices are fixed, margins are subject to the risk of changes in the purchase price of the raw materials used for these fixed price sales. In order to manage this transactional exposure, LME future or forward purchase contracts are purchased at the time the selling prices are fixed. As metal is purchased to fill these fixed price sales orders, LME futures or forwards contracts are then sold. We can also use call option contracts, which function in a manner similar to the natural gas call option contracts discussed above, and put option contracts for managing metal price exposures. Option contracts require the payment of a premium which is recorded as a realized loss upon settlement or expiration of the option contract. Upon settlement of a put option contract, we receive cash and recognize a related gain if the LME closing price is less than the strike price of the put option. If the put option strike price is less than the LME closing price, no amount is paid and the option expires. As of December 31, 2011 and September 30, 2012, we had 0.2 million and 0.2 million metric tons of metal buy and sell forward contracts, respectively.

Fair Values and Sensitivity Analysis

The following table shows the fair values of outstanding derivative contracts at September 30, 2012 and the effect on the fair value of a hypothetical adverse change in the market prices that existed at September 30, 2012.

Derivative (in millions)	Fair value	Impact of 10% adverse price change
Metal	(14.1)	(7.6)
Natural gas	(0.5)	(1.1)

The following table shows the fair values of outstanding derivative contracts at December 31, 2011 and the effect on the fair value of a hypothetical adverse change in the market prices that existed at December 31, 2011.

Derivative (in millions)	Fair value	Impact of 10% adverse price change
Metal	$(12.9)	$(11.2)
Natural gas	(4.2)	(0.8)
Currency	0.3	(0.3)

Currency Exchange Risks

The construction of the Zhenjiang rolling mill has increased Aleris Zhenjiang’s exposure to fluctuations in the euro as certain of the contracts to purchase equipment are denominated in euros while the source of funding is the U.S. dollar and RMB denominated China Loan Facility. Aleris International’s equity contributions are primarily made in euros to mitigate this exposure. In addition, Aleris Zhenjiang has entered into euro call option contracts to manage this exposure if the U.S. dollar weakens while maintaining the benefit if the dollar strengthens. As with all of our other derivative financial instruments, these option contracts are not accounted for as hedges, and as a result, the changes in fair value are recorded immediately in the consolidated statements of operations. These contracts cover periods consistent with known or expected exposures through 2012. As of December 31, 2011 and September 30, 2012, Aleris Zhenjiang had euro call option contracts covering a notional amount of $48.5 million and $7.4 million, respectively.

The financial condition and results of operations of some of our operating entities are reported in various currencies and then translated into U.S. dollars at the applicable exchange rate for inclusion in our audited and unaudited consolidated financial statements. As a result, appreciation of the U.S. dollar against these currencies will have a negative impact on reported revenues and operating profit, while depreciation of the U.S. dollar against these currencies will generally have a positive effect on reported revenues and operating profit. In addition, a portion of the revenues generated by our international operations are denominated in U.S. dollars, while the majority of costs incurred are denominated in local currencies. As a result, appreciation in the U.S. dollar will have a positive impact on earnings while depreciation of the U.S. dollar will have a negative impact on earnings.

Interest Rate Risks

As of September 30, 2012, approximately 80% of Aleris International’s debt obligations were at fixed rates. Aleris International is subject to interest rate risk related to the ABL Facility and the China Loan Facility, to the extent borrowings are outstanding under these facilities. As of September 30, 2012, Aleris International had no borrowings under the ABL Facility and Aleris Zhenjiang had $145.5 million of borrowings under the China Loan Facility. Due to the fixed-rate nature of the majority of Aleris International’s debt, there would not be a significant impact on interest expense or cash flows from either a 10% increase or decrease in market rates of interest.

BUSINESS

Our Company

Overview

We are a global leader in the manufacture and sale of aluminum rolled and extruded products, aluminum recycling and specification alloy manufacturing, with locations in North America, Europe and China. We do not smelt aluminum, nor do we participate in other upstream activities, including mining bauxite or refining alumina. Our business model strives to reduce the impact of aluminum price fluctuations on our financial results and protect and stabilize our margins, principally through pass-through pricing (market-based aluminum price plus a conversion fee), tolling arrangements (conversion of customer-owned material) and derivative financial instruments.

We operate 42 production facilities worldwide, with 15 production facilities that provide rolled and extruded aluminum products and 27 recycling and specification alloy manufacturing plants. We are currently constructing our 43rd production facility, a state-of-the-art aluminum rolling mill in China that will produce semi-finished rolled aluminum products, through Aleris Zhenjiang. We possess a combination of low-cost, flexible and technically advanced manufacturing operations supported by an industry-leading research and development platform. Our facilities are strategically located to service our customers, which include a number of the world’s largest companies in the aerospace, automotive and other transportation industries, building and construction, containers and packaging and metal distribution industries. For the nine months ended September 30, 2012 and the year ended December 31, 2011, we generated revenues of $3.4 billion and $4.8 billion, respectively. For the nine months ended September 30, 2012, approximately 54% were derived from North America and the remaining 46% were derived from the rest of the world.

Business Segments

The Company’s operating structure includes two global business units, Global Rolled and Extruded Products and Global Recycling. This operating structure supports our growth strategies and provides the appropriate focus on our global market segments, including aerospace and defense, automotive and heat exchangers, as well as on our regionally based products and customers. Within our two global business units, we report five operating segments. The segments are based on the organizational structure that we use to evaluate performance, make decisions on resource allocations and perform business reviews of financial results. The Company’s operating segments (each of which is considered a reportable segment) are: Rolled Products North America (“RPNA”), Rolled Products Europe (“RPEU”), Extrusions, Recycling and Specification Alloys North America (“RSAA”), and Recycling and Specification Alloys Europe (“RSEU”). See below for a further description of our business segments.

Global business unit	Segment	Description
Global Rolled and Extruded Products	Rolled Products North America	Includes the production of rolled aluminum products in the North American metal distribution, building and construction, transportation and consumer durables end-use industries. We produce aluminum sheet and fabricated products using direct-chill and continuous-cast processes. Substantially all of these aluminum products are manufactured to specific customer requirements.
	Rolled Products Europe	Includes the production of rolled aluminum products in Germany and Belgium, as well as an aluminum casting plant in Germany that produces rolling slab and billets used by our RPEU and Extrusions segments. Substantially all of these aluminum products are manufactured to specific customer requirements using direct-chill ingot cast technologies that allow us to use and offer a variety of alloys and products for a

Global business unit	Segment	Description
number of technically sophisticated applications, including aerospace plate and sheet, brazing sheet (clad aluminum material used for, among other applications, vehicle radiators and HVAC systems), automotive sheet, and heat treated plate for engineering uses, as well as for other uses in the transportation, construction, packaging and metal distribution industries.
	Extrusions	Includes the production of soft and hard alloy extruded aluminum profiles in Germany, Belgium and China. Our extruded products are targeted at high demand end-uses in the automotive, building and construction, electrical, mechanical engineering and other transportation (rail and shipbuilding) industries. In addition, we perform value-added fabrication to most of our extruded products.
Global Recycling	Recycling and Specification Alloys North America	Includes recycling of aluminum and manufacturing of specification alloys serving customers in North America. Our recycling operations primarily convert aluminum scrap, dross (a by-product of the melting process) and other alloying agents as needed and delivers the recycled metal and specification alloys in molten or ingot form. Our specification alloy operations combine various aluminum scrap types with hardeners and other additives to produce alloys with chemical compositions and specific properties, including increased strength, formability and wear resistance, as specified by customers for their particular applications. Our specification alloy operations typically service customers in the automotive industry. Our other recycling operations service other aluminum producers and manufacturers, generally under tolling arrangements, where we convert customer-owned scrap and dross and return the recycled metal to our customers for a fee.
	Recycling and Specification Alloys Europe	Includes the conversion of aluminum scrap, dross and other alloying agents in Germany, Norway and Wales. We provide recycled metal and specification alloys in molten or ingot form to our customers in the automobile industry. These operations also service other aluminum producers and manufacturers under tolling arrangements.

In addition to these segments, we disclose corporate and other unallocated amounts, including the start-up operating results of Aleris Zhenjiang. Corporate and unallocated amounts consist primarily of corporate general and administrative expenses, start-up expenses, interest income, interest expense, income taxes, depreciation and amortization, reorganization items, net, certain other gains and losses, certain realized and all unrealized gains and losses from derivative financial instruments, cash and cash equivalents, certain long-lived assets, long-term debt and income taxes receivable and payable.

The following charts present the percentage of our consolidated revenue by segment and by end-use for the nine months ended September 30, 2012:

Rolled Products North America

Our RPNA segment produces rolled aluminum products using the continuous-casting process at our facilities located in Uhrichsville, Ohio, and Richmond, Virginia, and the conventional, direct-chill rolling ingot casting process at our multi-purpose aluminum rolling mill in Lewisport, Kentucky, one of the largest in North America. We operate coating lines at the Lewisport, Kentucky mill and at our facilities in Ashville, Ohio, Roxboro, North Carolina and Clayton, New Jersey.

We believe that many of our facilities are low cost, flexible and allow us to maximize our use of scrap with proprietary manufacturing processes providing us with a competitive advantage. Our rolling mills have the flexibility to utilize primary or scrap aluminum, which allows us to optimize input costs and maximize margins. For the year ended December 31, 2011, approximately 90% of our revenues are derived utilizing a formula pricing model which allows us to pass through risks from the volatility of aluminum price changes by charging a market-based aluminum price plus a conversion fee and we strive to manage the remaining key commodity risks through our hedging programs.

Our RPNA segment produces rolled aluminum products ranging from thickness (gauge) of 0.002 to 0.249 inches in widths of up to 72 inches. The following table summarizes our RPNA segment’s principal products and end-uses, major customers and competitors:

Principal end use/product category	Major customers	Competitors

• Building and construction (roofing, rainware, and siding)	• American Construction Metals, Amerimax Home Products, Kaycan, Ply Gem Industries, Norandex/Reynolds	• Jupiter Aluminum, JW Aluminum, Quanex

• Metal distribution	• Reliance Steel & Aluminum, Ryerson, Thyssen-Krupp, Metals USA, Samuel & Son	• Alcoa, Novelis, Constellium

• Transportation equipment (truck trailers and bodies)	• Great Dane, Utility Trailor, Aluminum Line, Hyundai Translead	• Alcoa, Quanex, Novelis

• Consumer durables	• Brunswick Boat Group, ABB	• Alcoa, Novelis, Noranda, Skana Aluminum

• Specialty coil and sheet (cookware, fuel tanks, ventilation, cooling, and lamp bases)	• Tramontina	• Alcoa, Constellium, Novelis, Skana Aluminum

• Converter foil, fins and tray materials	• HFA, Pactiv	• JW Aluminum, Noranda, Novelis

The following tables presents certain sales volume and other financial information for the year ended December 31, 2011, the seven months ended December 31, 2010, the five months ended May 31, 2010, the year ended December 31, 2009 and the nine months ended September 30, 2012 and 2011 for our RPNA segment:

	(Successor)		(Predecessor)		(Successor)
(dollars in millions, except per ton measures, volumes in thousands of tons)	For the year ended December 31, 2011	For the seven months ended December 31, 2010	For the five months ended May 31, 2010	For the year ended December 31, 2009	For the nine months ended September 30, 2012	For the nine months ended September 30, 2011
Metric tons invoiced	370.5	213.7	156.9	309.4	304.8	287.2
Revenues	$1,346.4	$699.4	$507.2	$893.6	$1,003.3	$1,054.6
Segment commercial margin(1)	$458.5	$237.7	$172.1	$354.6	$368.1	$352.0
Segment commercial margin per ton invoiced	$1,237.4	$1,112.2	$1,097.3	$1,146.1	$1,207.7	$1,225.6
Segment income	$111.1	$44.9	$49.4	$89.7	$91.2	$86.3
Segment Adjusted EBITDA(1)	$104.9	$44.5	$43.6	$64.3	$88.2	$83.3
Segment Adjusted EBITDA per ton invoiced	$283.0	$208.4	$277.8	$208.0	$289.3	$290.0
Total segment assets	$514.7	$535.4		$467.8	$574.0	$565.7

(1)	Segment commercial margin and segment Adjusted EBITDA are non-U.S. GAAP financial measures. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Segments” for a definition and discussion of segment commercial margin and segment Adjusted EBITDA and reconciliations to revenues and segment income, respectively.

Rolled Products Europe

Our RPEU segment consists of two rolled aluminum products manufacturing facilities, located in Germany and Belgium, as well as an aluminum casting plant in Germany that produces rolling slab and billets used by our RPEU and Extrusions segments. Our rolling mill in Koblenz, Germany is one of the largest specialized rolling mills in Europe concentrated on aircraft plate and sheet, commercial plate and heat exchanger sheet. Our rolling mill in Duffel, Belgium is the third largest coil and sheet mill in Europe and a top European supplier of automotive body sheet. We have continued to upgrade our product mix and our ability to supply high-quality, innovative materials, most notably to the aerospace market. We have also developed specialties such as heat-treated, ultra thick aluminum plate and extra wide sheet to meet the requirements of special industrial sectors such as aerospace and automotive. We are finalizing the construction of a $70.0 million cold rolling mill at the Duffel facility to produce additional volumes of wide auto body sheet. The cold mill will produce the widest auto body sheet currently available in the industry to meet increased demand from auto makers as they address challenging emissions and fuel efficiency requirements.

Our RPEU segment remelts primary ingots, internal scrap, purchased scrap and master alloys to produce rolled aluminum products ranging from thickness (gauge) of 0.00031 to 11.0 inches in widths of up to 138 inches. The following table summarizes our RPEU segment’s principal products and end-uses, major customers and competitors:

Principal end use/product category	Major customers	Competitors
• Aircraft plate and sheet	• Airbus, Boeing, Bombardier, Embraer	• Alcoa, Constellium, Kaiser Aluminum
• Brazing coil and sheet (heat exchanger materials for automotive and general industrial)	• Behr, Denso, Visteon/Halla, Dana	• Alcoa, Hydro Aluminum, Novelis, SAPA
• Commercial plate and sheet (tooling, molding, road transport, shipbuilding, LNG transport and silos),	• Amari, Amco, Thyssen-Krupp	• Alcoa, AMAG, Constellium, SAPA
• Automotive body sheet (inner, outer and structural parts)	• Audi, BMW, Daimler, PSA, Renault, Volvo	• Constellium, Novelis
• Specialty coil and sheet (cookware, fuel tanks, ventilation, cooling, and lamp bases)	• Gillette, SAG, Uponor Group	• Alcoa, Constellium, Hydro Aluminum, Novelis
• Metal distribution	• Amari, MCB, Thyssen-Krupp	• Alcoa, Hydro Aluminum, Novelis
• Foil stock	• Alcoa, Euramax	• Constellium, Hydro Aluminum, Novelis

The following tables presents certain sales volume and other financial information for the year ended December 31, 2011, the seven months ended December 31, 2010, the five months ended May 31, 2010, the year ended December 31, 2009 and the nine months ended September 30, 2012 and 2011 for our RPEU segment:

	(Successor)		(Predecessor)		(Successor)
(dollars in millions, except per ton measures, volumes in thousands of tons)	For the year ended December 31, 2011	For the seven months ended December 31, 2010	For the five months ended May 31, 2010	For the year ended December 31, 2009	For the nine months ended September 30, 2012	For the nine months ended September 30, 2011
Metric tons invoiced	314.4	184.0	120.0	231.8	222.8	246.9
Revenues	$1,541.6	$763.7	$464.4	$936.7	$1,008.7	$1,206.7
Segment commercial margin(1)	$605.3	$310.7	$187.5	$422.5	$434.4	$464.4
Segment commercial margin per ton invoiced	$1,925.2	$1,688.8	$1,561.8	$1,822.5	$1,950.2	$1,880.9
Segment income	$157.6	$40.4	$55.1	$37.2	$126.4	$120.8
Segment Adjusted EBITDA(1)	$151.5	$75.0	$29.4	$32.6	$119.3	$121.1
Segment Adjusted EBITDA per ton invoiced	$481.9	$407.5	$245.0	$140.5	$535.4	$490.6
Total segment assets	$565.1	$571.1		$472.9	$692.1	$650.8

(1)	Segment commercial margin and segment Adjusted EBITDA are non-U.S. GAAP financial measures. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Segments” for a definition and discussion of segment commercial margin and segment Adjusted EBITDA and reconciliations to revenues and segment income, respectively.

Extrusions

Our Extrusions segment includes five extrusion facilities located in Germany, Belgium and China. Industrial extrusions serving the automotive, construction and engineering sectors are made in all locations and the production of extrusion systems, including building systems, is concentrated in Vogt, Germany. Large extrusions and project business serving rail and other transportation sectors are concentrated in Bonn, Germany and Tianjin, China. Rods and hard alloys serving the aerospace, automotive, and industrial sectors are produced in Duffel, Belgium. The majority of our produced extrusion profiles are further fabricated to add value and meet performance and design criteria for customers.

Our Extrusions segment produces extruded aluminum products ranging from 0.2 to 350.0 kilograms per meter length. The following is a table of our Extrusions segment’s principal products and end-uses, major customers and competitors:

Principal end use/product category	Major customers	Competitors
• Automotive and Industrial extrusions (construction, transport, and engineering sectors)	• Bosch, Siemens	• Alcoa, Constellium, Hydro Aluminum, SAPA
• Project business extrusions (urban transport systems, high speed trains, mobile bridges for defense purposes and shipbuilding)	• Alstom, Ansaldo Breda, Bombardier, Siemens,	• Constellium, SAPA
• Rods and hard alloy extrusions (automotive parts, aircraft, hydraulic and pneumatic systems)	• Bharat Forge, Bosch, Conti Teves, Daimler, BMW, TRW	• Alcoa, Constellium, Eural, Fuchs, Impol

The following tables presents certain sales volume and other financial information for the year ended December 31, 2011, the seven months ended December 31, 2010, the five months ended May 31, 2010, the year ended December 31, 2009 and the nine months ended September 30, 2012 and 2011 for our Extrusions segment:

	(Successor)		(Predecessor)		(Successor)
(dollars in millions, except per ton measures, volumes in thousands of tons)	For the year ended December 31, 2011	For the seven months ended December 31, 2010	For the five months ended May 31, 2010	For the year ended December 31, 2009	For the nine months ended September 30, 2012	For the nine months ended September 30, 2011
Metric tons invoiced	75.7	41.8	30.2	65.0	53.4	59.5
Revenues	$410.3	$214.6	$132.5	$342.9	$276.7	$323.9
Segment commercial margin(1)	$164.8	$92.2	$60.0	$152.2	$121.8	$128.2
Segment commercial margin per ton invoiced	$2,177.4	$2,206.7	$1,985.8	$2,341.8	$2,280.4	$2,154.6
Segment income (loss)	$10.9	$5.3	$2.7	$(1.7)	$16.5	$9.4
Segment Adjusted EBITDA(1)	$7.9	$10.4	$1.1	$0.6	$13.8	$8.1
Segment Adjusted EBITDA per ton invoiced	$104.1	$248.4	$35.7	$9.2	$257.8	$135.7
Total segment assets	$126.0	$117.1		$120.0	$149.7	$141.7

(1)	Segment commercial margin and segment Adjusted EBITDA are non-U.S. GAAP financial measures. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Segments” for a definition and discussion of segment commercial margin and segment Adjusted EBITDA and reconciliations to revenues and segment income (loss), respectively.

Recycling and Specification Alloys North America

Our RSAA segment operations primarily convert aluminum scrap, dross (a by-product of the melting process) and other alloying agents as needed and deliver the recycled metal and specification alloys in molten or ingot form to our customers. We believe the benefits of recycling, which includes substantial energy and capital investment savings related to the cost of smelting primary aluminum, support the long-term growth of this method of aluminum production, especially as concerns over energy use and carbon emissions grow. Our specification alloy operations combine various aluminum scrap types with hardeners and other additives to produce alloys with chemical compositions and specific properties, including increased strength, formability and wear resistance, as specified by customers for their particular applications. Many of our plants in this segment are located near our major customers’ facilities. The close proximity of these plants to our customers’ facilities allows us to provide deliveries of molten aluminum by customized trucks with hot metal crucibles. The molten aluminum is then poured from the crucible into a customer’s furnace, saving the customer the time and expense of remelting ingots. This delivery method lowers our customers’ energy and capital expenses as well as metal melt loss, thereby increasing their productivity. Approximately 61% of the total volumes shipped during the year ended December 31, 2011 were under tolling arrangements, where we convert customer-owned scrap and dross and return the recycled metal to our customers for a fee. We operate 21 strategically located production plants in North America, with 19 in the United States, one in Canada and one in Mexico.

The following table summarizes our RSAA segment’s principal products and end-uses, major customers and competitors:

Principal end use/ product category	Major customers	Competitors

• Aluminum Production (containers and packaging, general industrial)	• Alcoa, Constellium, Hydro Aluminum	• Scepter, Smelter Service Corporation, Tennessee Aluminum Processors

• Automotive	• Chrysler, General Motors, Honda, Nemak, Toyota	• Audubon Metals, Spectro, Superior Alloys, Timco

The following tables presents certain sales volume and other financial information for the year ended December 31, 2011, the seven months ended December 31, 2010, the five months ended May 31, 2010, the year ended December 31, 2009, and the nine months ended September 30, 2012 and 2011 for our RSAA segment:

	(Successor)		(Predecessor)		(Successor)
(dollars in millions, except per ton measures, volumes in thousands of tons)	For the year ended December 31, 2011	For the seven months ended December 31, 2010	For the five months ended May 31, 2010	For the year ended December 31, 2009	For the nine months ended September 30, 2012	For the nine months ended September 30, 2011
Buy and sell metric tons invoiced	362.1	184.9	128.0	243.8	285.2	273.3
Toll metric tons invoiced	532.6	382.8	214.7	446.8	377.4	397.2

Metric tons invoiced	894.7	567.6	342.7	690.6	662.6	670.5
Revenues	$983.8	$540.5	$373.7	$564.2	$732.4	$750.3
Segment commercial margin(1)	$323.2	$181.9	$122.1	$212.9	$223.3	$242.0
Segment commercial margin per ton invoiced	$361.3	$320.5	$356.3	$308.3	$336.9	$360.9
Segment income	$80.9	$33.8	$29.7	$18.9	$40.4	$62.2
Segment Adjusted EBITDA(1)	$80.9	$35.7	$29.7	$22.5	$40.4	$62.2
Segment Adjusted EBITDA per ton invoiced	$90.4	$62.9	$86.6	$32.6	$61.0	$92.8
Total segment assets	$277.4	$219.4		$208.4	$292.4	$268.9

(1)	Segment commercial margin and segment Adjusted EBITDA are non-U.S. GAAP financial measures. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Segments” for a definition and discussion of segment commercial margin and segment Adjusted EBITDA and reconciliations to revenues and segment income, respectively.

Recycling and Specification Alloys Europe

Our RSEU segment consists of six facilities located in Germany, Norway and Wales. This segment’s facilities operate in a similar manner as those in the RSAA segment with the exception of milling. Our RSEU segment supplies specification alloys to the European automobile industry and serves other European aluminum industries from its plants. Approximately 51% of the volume shipped from this segment for the year ended December 31, 2011 was through tolling arrangements.

The following table summarizes our RSEU segment’s principal products and end-uses, major customers and competitors:

Principal end use/product category	Major customers	Competitors

• Aluminum Production (containers and packaging, general industrial)	• Alcoa, Constellium, Hydro Aluminum, Novelis	• Trimet

• Automotive	• BMW, Daimler, Nemak, Volkswagen	• AMAG, Oetinger, Raffmetal, Trimet

The following tables presents certain sales volume and other financial information for the year ended December 31, 2011, the seven months ended December 31, 2010, the five months ended May 31, 2010, the year ended December 31, 2009 and the nine months ended September 30, 2012 and 2011 for our RSEU segment:

	(Successor)		(Predecessor)		(Successor)
(dollars in millions, except per ton measures, volumes in thousands of tons)	For the year ended December 31, 2011	For the seven months ended December 31, 2010	For the five months ended May 31, 2010	For the year ended December 31, 2009	For the nine months ended September 30, 2012	For the nine months ended September 30, 2011
Buy and sell metric tons invoiced	196.8	111.0	78.8	169.6	155.1	154.9
Toll metric tons invoiced	190.4	110.3	72.2	141.0	140.8	147.1

Metric tons invoiced	387.2	221.3	151.0	310.6	295.9	302.0
Revenues	$685.1	$332.9	$214.5	$353.6	$456.8	$544.7
Segment commercial margin(1)	$210.4	$112.9	$71.8	$129.9	$142.1	$165.8
Segment commercial margin per ton invoiced	$543.3	$510.1	$475.6	$418.3	$480.2	$549.1
Segment income (loss)	$35.3	$16.8	$10.9	$(1.5)	$17.4	$31.6
Segment Adjusted EBITDA(1)	$35.3	$20.7	$10.9	$(4.4)	$17.4	$31.6
Segment Adjusted EBITDA per ton invoiced	$91.1	$93.4	$72.4	$(14.3)	$58.8	$104.7
Total segment assets	$169.0	$158.8		$114.2	$186.6	$178.8

(1)	Segment commercial margin and segment Adjusted EBITDA are non-U.S. GAAP financial measures. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Segments” for a definition and discussion of segment commercial margin and segment Adjusted EBITDA and reconciliations to revenues and segment income (loss), respectively.

Company History

Aleris was formed at the end of 2004 through the merger of Commonwealth Industries, Inc. and IMCO Recycling, Inc. Since then our business has grown through a combination of organic growth and strategic acquisitions, the most significant of which was the 2006 acquisition of the downstream aluminum business of Corus Group plc (“Corus Aluminum”). The Corus Aluminum acquisition doubled our size and significantly expanded both our presence in Europe and our ability to manufacture higher value-added products, including aerospace and auto body sheet.

Aleris was acquired by Texas Pacific Group (“TPG”) in December 2006 and taken private. In 2007, we sold our zinc business in order to focus on our core aluminum business.

On February 12, 2009, we, along with certain of our U.S. subsidiaries, filed voluntary petitions for Chapter 11 bankruptcy protection in the United States Bankruptcy Court for the District of Delaware. The bankruptcy filings were the result of a liquidity crisis brought on by the global recession and financial crisis. Our ability to respond to the liquidity crisis was constrained by our highly leveraged capital structure, which at filing included $2.7 billion of debt, resulting from our 2006 leveraged buyout by TPG. As a result of the severe economic decline, we experienced sudden and significant volume reductions across each end-use industry we served and a precipitous decline in the LME price of aluminum. These factors reduced the availability of financing under our revolving credit facility and required the posting of cash collateral on aluminum metal hedges. Accordingly, we sought bankruptcy protection to alleviate our liquidity constraints and restructure our operations and financial position. We emerged from bankruptcy on June 1, 2010 with sufficient liquidity and a capital structure that allows us to pursue our growth strategy. TPG exited our business during this time and Aleris received significant support from new equity investors, led by the majority-owner Oaktree Funds, as well as certain investment funds managed by affiliates of Apollo Management Holdings, L.P. and Sankaty Advisors, LLC.

We applied fresh-start accounting upon the emergence and became a new entity for financial reporting purposes as of the Emergence Date. This dramatically impacted 2010 operating results as certain pre-bankruptcy debts were discharged in accordance with our joint plan of reorganization immediately prior to emergence and assets and liabilities were adjusted to their fair values upon emergence. As a result, our financial statements for periods after the Emergence Date (references to the Company and the related financial statements for such periods, the “Successor”) are not comparable to the financial statements prior to that date (references to the Company and the related financial statements for such periods, the “Predecessor”). We have been considered the “Successor” to the Predecessor by virtue of the fact that we directly acquired the operations and all of the assets of the Predecessor and our financial results are presented alongside those of the Predecessor herein.

Industry Overview

Aluminum is a widely-used, attractive industrial material. Compared to several alternative metals such as steel and copper, aluminum is lightweight, has a high strength-to-weight ratio and is resistant to corrosion. Aluminum can be recycled repeatedly without any material decline in performance or quality. The recycling of aluminum delivers energy and capital investment savings relative to both the cost of producing primary aluminum and many other competing materials. The penetration of aluminum into a wide variety of applications continues to grow. We believe several factors support fundamental long-term growth in aluminum consumption generally and demand for those products we produce specifically, including urbanization in emerging economies, economic recovery in developed economies and an increasing global focus on sustainability.

The following chart illustrates expected global demand for primary aluminum:

The global aluminum industry consists of primary aluminum producers with bauxite mining, alumina refining and aluminum smelting capabilities; aluminum semi-fabricated products manufacturers, including aluminum casters, recyclers, extruders and flat rolled products producers; and integrated companies that are present across multiple stages of the aluminum production chain. The industry is cyclical and is affected by global economic conditions, industry competition and product development.

Primary aluminum prices are determined by worldwide forces of supply and demand and, as a result, are volatile. This volatility has a significant impact on the profitability of primary aluminum producers whose selling prices are typically based upon prevailing LME prices while their costs to manufacture are not highly correlated to LME prices. Aluminum rolled and extruded product prices are generally determined on a metal cost plus conversion fee basis. For the year ended December 31, 2011, approximately 58% of the total metric tons shipped by our global recycling and specification alloy business unit were under tolling arrangements. As a result, the impact of aluminum price changes on the manufacture of these products is significantly less than the impact on primary aluminum producers.

We participate in select segments of the aluminum fabricated products industry, including rolled and extruded products; we also recycle aluminum and produce aluminum specification alloys. We do not smelt aluminum, nor do we participate in other upstream activities, including mining bauxite or refining alumina. Since the majority of our products are sold on a market-based aluminum price plus conversion fee basis or under tolling arrangements, we are less exposed to aluminum price volatility.

Our Competitive Strengths

We believe that a combination of the following competitive strengths differentiates our business and allows us to maintain and build upon our strong industry position:

Well Positioned to Benefit From Long-Term Growth in Aluminum Consumption

As a leader in the manufacture and sale of aluminum rolled and extruded products, as well as in aluminum recycling and specification alloy manufacturing, we believe we are well positioned to participate in the long-term growth in aluminum consumption generally, and demand for those products we produce specifically. We also believe the trend toward aluminum recycling will continue, driven by its lower energy and capital equipment costs as compared to those of primary aluminum producers.

In certain industries, such as automotive, aluminum, because of its strength-to-weight ratio, is the metal of choice for “light-weighting” and increasing fuel efficiency. As a result, aluminum is replacing other materials more rapidly than before. We believe that this trend will accelerate as increased European Union and U.S. regulations relating to reductions in carbon emissions and fuel efficiency, as well as high fuel prices, will force the automotive industry to increase its use of aluminum to “light-weight” vehicles. According to the International Aluminum Institute, global greenhouse gas savings from the use of aluminum for light-weighting vehicles have the potential to double between 2005 and 2020 to 500 million metric tons of carbon dioxide per year.

The following charts illustrate expected global demand for aluminum products:

North American light vehicle aluminum content as a percent of curb weight

Leading Positions in Attractive Industry Segments

We believe we are the number one supplier by volume of recycled aluminum specification alloy material in the United States and Europe combined to the automotive industry and a leading supplier by volume of aluminum automotive sheet to the European automotive industry.

We believe we are the second largest supplier of heat treated aluminum sheet for automotive body sheet in Europe. Automotive body sheet is a highly engineered, technically demanding product used in exterior car body panels in order to lightweight the vehicle. We are currently finalizing construction of a cold rolling mill at our Duffel, Belgium plant that will expand our wide auto body capacity and enable us to further utilize our heat treat capabilities and meet automotive industry demand.

We believe we are the third largest global supplier of aerospace sheet and plate based on capacity. We have benefited from the historical growth trends of the aerospace industry and have diversified into commercial, regional and business jet end-use industries, as well as defense applications. The technical and quality requirements needed to supply the aerospace industry provide a significant competitive advantage. Demand for our aerospace products, which typically trend with aircraft backlog and build rates, continues to recover in 2012. From January 1, 2011 through September 2012, the order backlog of Airbus and Boeing, combined, increased 29% from 6,600 planes to 8,500 planes. In line with this trend, our contracted aerospace volumes for 2012 support increased demand from our customers in 2012 to meet higher build rates associated with growing backlogs. Longer term, China is projected to be a key driver of aluminum plate demand for the manufacture of aircraft and other industrial applications. We are building a state-of-the-art aluminum rolling mill in China that we believe will be the first facility in China capable of meeting the exacting standards of the global aerospace industry. As the first mover for these products in this important region, we believe we are well positioned to grow our share of global aerospace plate as well as additional value-added products as we can expand the mill’s capabilities over time.

We are also one of the largest suppliers of aluminum to the building and construction industry in North America. We believe the building and construction industry is at a cyclical low from a volume perspective. We are well-positioned to capture increasing volumes as these industries recover. Additionally, by volume, we believe we are the second largest global supplier of brazing sheet, a technically demanding material that is used in heat exchangers by automotive manufacturers and in other heat exchanger applications. Aluminum continues to replace brass, copper and other materials in heat exchangers and its growth is being augmented by the increasing prevalence of air conditioners in automobiles.

Global Platform with a Broad and Diverse Customer Base

Our main end-use industries served are aerospace, automotive and other transportation industries, building and construction, containers and packaging, as well as metal distribution in numerous geographic regions. Our business is not dependent on any one industrial segment or any particular geographic region. Our geographic diversification will be further enhanced by increased exposure to China through our rolling mill currently being constructed in China.

The following charts present the percentage of our consolidated revenue by end-use and by geographic region for the nine months ended September 30, 2012:

Long-term customer relationships

We have long-standing relationships with many of our largest customers, which include the following leading global companies in our key end-use industries.

Aerospace	Automotive and transportation

• Airbus	• Audi	• General Motors

• Boeing	• BMW	• Great Dane

• Embraer	• Bosch	• Honda

	• Chrysler	• Joseph Behr

	• Daimler	• Visteon

Building and construction	Distribution	Packaging and other

• Norandex/Reynolds	• Reliance Steel & Aluminum	• Constellium

• Ply Gem Industries	• Ryerson	• Alcoa

	• Thyssen-Krupp	• Novelis

We believe these relationships are mutually beneficial, offering us a consistent base of customer demand and allowing us to plan and manage our operations more effectively. We have long standing relationships with our customers, including an average of 18 years of service to our top 10 customers. Sales to these top ten customers accounted for approximately 27% of our consolidated revenues for the year ended December 31, 2011. Knowledge gained from long-term customer relationships helps us provide our customers with superior service, including product innovation and just-in-time inventory management.

Industry-leading research, development and technology capabilities

We have industry-leading research, development and technology capabilities. We believe our aerospace and automotive products meet the most technically demanding customer quality and product performance requirements in the industry. Our efforts in research and development and technology allow us to focus on technically demanding processes, products and applications, which create a potential to differentiate us from our competitors by allowing us to supply higher quality value-added products. Because of these capabilities and our reputation for technical excellence, we often participate on the product design teams of our customers. We believe our research and development and technology capabilities will allow us to continue to grow in higher value-added applications that meet the developing needs of our customers.

Broad Range of Efficient Manufacturing Capabilities

We possess a broad range of capabilities within our manufacturing operations that allow us to compete effectively in numerous end-use industries and geographies.

•

Our rolled products businesses compete across a number of end-use industries ranging from the most demanding heat treat aerospace plate and sheet applications to high volume applications such as building and construction and general distribution. These operations benefit from our efficiency, flexibility and technical competence, and include our best-in-class rolling mill in Koblenz, Germany, one of the most technically sophisticated rolling mills in the world, as well as our scrap-based low-cost continuous-cast operations in Uhrichsville, Ohio, both of which we believe are among the lowest cost rolled aluminum production facilities in the world for their targeted industries.

•	Our extruded products business produces a wide range of hard and soft alloy extruded aluminum products serving a number of end-use industries.

•

Our recycling and specification alloy manufacturing operations rely on a network of facilities that have rotary and reverbatory melting furnaces, which are among the lowest cost and most efficient furnaces in the industry, and supply molten aluminum and cast ingots to some of the largest aluminum and automotive companies in the world.

Our ability to manufacture a wide range of product offerings across multiple end-use industries and geographies reduces our dependence on any single industry, region or product. Our flexible manufacturing operations allow us to increase or decrease production levels to meet demand. During the recent economic downturn, we adjusted our production levels by temporarily idling our Richmond rolling mill facility and furnaces in our recycling and specification alloy manufacturing operations, restructuring our German extrusion and Duffel, Belgium rolled and extruded products operations, which permanently reduced headcount by over 500 employees, and reducing overhead costs in our German manufacturing operations through Kurzarbeit, a short-term work scheme in which the German Federal Employment Agency subsidizes the wages of employees while employers cut back their working time.

Experienced Management Team and Board of Directors

Our executive officers and key leaders have a diversity of industry experience, including on average more than 20 years of experience with various manufacturing companies, including managing Aleris when it was a public company prior to its leveraged buyout in 2006. Our management team has expertise in the commercial, technical and management aspects of our business, which provides for focused marketing efforts, quality and cost controls and safety and environmental improvement. Our management team successfully led us through our emergence from bankruptcy and continues to focus on implementing our business strategies. Our Board of

Directors includes current and former executives from Exelon, General Motors and The Mosaic Company who bring extensive experience in operations, finance, governance and corporate strategy. See “Management.”

Our Business Strategies

We expect to sustain and grow our Company and build on our strong industry position by pursuing the following strategies:

Continue to Grow our Core Business and Enhance Our Product Mix

We intend to continue to grow our core business by capturing the full benefits of the economic recovery in our key end-use industries and optimizing our production facilities to ensure we remain one of the lowest cost producers for our product portfolio through targeted technology upgrades and the application of AOS.

Furthermore, we believe we have numerous opportunities to enhance our product mix. Currently, we are:

•

transitioning many of our transportation customers from direct-chill based products to lower cost scrap-based continuous cast products, thereby providing our customers lower price points while enhancing our operating efficiencies and profitability;

•	enhancing our recycling capabilities in North America and Europe to increase flexibility and capacity to leverage lower-cost scrap types and broaden our alloy product offerings;

•

leveraging and expanding our rolled products technology to capture fast growing demand in select segments, such as auto body sheet, which we believe will grow as automakers work to meet stringent regulatory requirements on carbon reductions by using aluminum to reduce vehicles’ weight and increase fuel efficiency;

•	increasing our painting and finishing capabilities that will enable us to reduce costs and provide higher value-added products to our customers;

•	proactively assessing and managing profitability of our customer and product portfolio to focus on higher value business; and

•	targeting research and development efforts towards collaboration with customers to enhance our product offerings.

We intend to continue to supply higher value alloys targeting aerospace, automotive and other transportation industries. We will seek to extend our lower cost continuous casting operations to produce higher value rolled aluminum products.

Continue to Expand in China and Other Select International Regions

We intend to expand our global operations where we see the opportunity to enhance our manufacturing capabilities, grow with existing customers, gain new customers or penetrate higher-growth industries and regions. We believe disciplined expansion focused on these objectives will allow us to achieve attractive returns. Our international expansion has followed these principles and includes:

•

building a state-of-the-art aluminum rolling mill in Zhenjiang City, Jiangsu Province in China to produce value-added plate products for the aerospace, general engineering and other transportation industry segments in China and has designed the mill with the capability to expand into other high value-added products; and

•

expanding our existing operations in China by moving our idled extrusion press from Duffel, Belgium to our Tianjin, China extrusion plant, which will position us to continue to capture growth in China and better serve our existing customers with operations in that region.

We expect demand for aluminum plate in China and other regions will grow, driven by the development and expansion of industries serving aerospace, engineering and other heavy industrial applications. As the first mover for high technology aerospace products in this important region, we believe we are well positioned to grow our share of aerospace and other plate demand.

We intend to continue to pursue global expansion opportunities in a disciplined, deliberate manner. Additionally, we believe that the combination of our efficient furnaces, scrap processing techniques and global customer base provides us with a highly competitive business model that is capable of operating in emerging economies.

Continue to Focus on the Aleris Operating System to Drive Productivity

Our culture focuses on continuous improvement, achievement of synergies and optimal use of capital resources. As such, we have established the AOS, a company-wide ongoing initiative, to align and coordinate all key processes of our operations. AOS is an integrated system of principles, operating practices and tools that engages all employees in the transformation of our core business processes and the relentless pursuit of value creation. We focus on key operating metrics for all of our global businesses and plants and strive to achieve best practices both internally and in comparison with external benchmarks. The AOS initiative utilizes various tools, including Six Sigma and Lean methodologies, to drive sustainable productivity improvements. Our AOS and productivity programs generated approximately $34.0 million and $32.0 million of net cost savings for the nine months ended September 30, 2012 and the year ended December 31, 2011, respectively.

We believe there are significant opportunities to further reduce our manufacturing and other costs and improve profitability by continuing to deploy AOS. We believe AOS initiatives will generate productivity gains and enable us to more than offset base inflation within our operations by continuous process improvements.

Limiting Our Exposure to Commodity Price Fluctuations

We continuously seek to reduce the impact of aluminum price fluctuations on our business by:

•

using formula pricing in our rolled and extruded products businesses, based on a market-based primary aluminum price plus a conversion fee which effectively passes aluminum costs through to our customers for 88% of our global rolled products sales for the year ended December 31, 2011;

•	aligning physical aluminum purchases with aluminum sales;

•

hedging fixed price forward sales with the use of financial and commodity derivatives to protect transaction margins, which are margins associated with the sale of products and the conversion fees we earn on such sales;

•	hedging uncommitted or open inventory positions to protect our operating results and financial condition from the impact of changing aluminum prices on inventory values; and

•

pursuing tolling arrangements that reduce exposure to aluminum and other commodity price fluctuations where customer metal is available and which accounted for approximately 58% of the total metric tons invoiced in our global recycling and specification alloy manufacturing operations for the year ended December 31, 2011.

These techniques minimize both transactional margin and inventory valuation risk. Additionally, we seek to reduce the effects of copper, zinc, natural gas and electricity price volatility through the use of financial derivatives and forward purchases as well as through price escalators and pass-throughs contained in some of our customer supply agreements.

Selectively Pursue Strategic Transactions

We have grown significantly through the successful completion of 12 strategic acquisitions from 2004 through 2012 targeted at broadening product offerings and geographic presence, diversifying our end-use customer base and increasing our scale and scope. We believe that a number of acquisition opportunities exist in the industries in which we operate. We focus on acquisitions that we expect would increase earnings and from which we typically would expect to be able to realize significant operational efficiencies within 12 to 24 months through the integration process. We prudently evaluate these opportunities as potential enhancements to our existing operating platforms. We also consider strategic alliances, where appropriate, to achieve operational efficiencies or expand our product offerings. In addition, we consider potential divestitures of non-strategic businesses from time to time. We continue to consider strategic alternatives on an ongoing basis, including having discussions concerning potential acquisitions and divestitures that may be material.

Sales and Marketing

Global Rolled and Extruded Products

Products manufactured by our RPNA and RPEU segments are sold to end-users, as well as to distributors, principally for use in the aerospace, transportation, automotive, building and construction, electrical, mechanical engineering, metal distribution and packaging industries throughout North America and Europe. The main customers for our extruded products are the building and construction, transport (automotive, rail and shipbuilding), electrical and mechanical engineering segments. Backlog for these segments as of September 30, 2012, December 31, 2011 and 2010 were approximately $103.1 million, $89.8 million and $78.8 million for RPNA, $253.2 million, $283.9 million and $258.9 million for RPEU, and $65.0 million, $78.7 million and $97.4 million for Extrusions, respectively.

Sales of rolled and extruded products are made through the segments’ own sales forces, which are strategically located to provide international coverage, and through a broad network of sales offices and agents in North America, major European countries, as well as Asia and Australia. The majority of our customer sales agreements in these segments are for a term of one year or less.

Global Recycling

Principal customers of the RSAA and RSEU operating segments’ operations use recycled aluminum to produce can sheet, building and construction, automotive and other aluminum products. Sales of our products and services are made by the segments’ dedicated sales forces. Customarily, agreements with customers in the aluminum recycling and specification alloy manufacturing industry are short-term (often on a purchase order basis). These agreements usually result from a bidding process in which aluminum producers and metal traders offer to sell materials or to have materials tolled. Consequently, we have historically maintained no significant backlog of orders in these segments.

Competition

The worldwide aluminum industry is highly competitive. Aluminum competes with other materials such as steel, plastic, composite materials and glass for various applications.

Global Rolled and Extruded Products

Our rolled and extruded products businesses compete in the production and sale of rolled aluminum sheet and plate and extruded products. In the sectors in which we compete, the other industry leaders include Alcoa, Constellium, Novelis, Quanex, Kaiser Aluminum, Hydro Aluminum, JW Aluminum and Jupiter Aluminum. In addition, we compete with imported products. We compete with other rolled and extruded products suppliers on the basis of quality, price, timeliness of delivery and customer service.

Global Recycling

The principal factors of competition in our recycling business unit are price, metal recovery rates, proximity to customers, molten metal delivery capability, environmental and safety regulatory compliance and other types of services. Freight costs also limit the geographic areas in which we can compete effectively. The global recycling and specification alloy business is highly fragmented and competitive. Our major domestic and international competitors are Scepter, Smelter Service Corporation and Trimet for recycling and Superior Alloys, Audubon Metals, AMAG, Oetinger, Trimet and Raffmetal for specification alloys.

Raw Materials and Supplies

Global Rolled and Extruded Products

A significant portion of the aluminum metal used by our RPNA segment is purchased aluminum scrap that is acquired from aluminum scrap dealers or brokers. We believe that this segment is one of the largest users of aluminum scrap (other than beverage can scrap) in North America, and that the volume of its purchases assists it in obtaining scrap at competitive prices. The remaining requirements of this segment are met with purchased primary metal, including metal produced in the United States and internationally.

We rely on a number of European smelters for primary aluminum and rolling slab and billet (alloyed material in a form ready to enter our hot mills or extrusion presses). Due to a shortage of internal slab and billet casting capacity, we contract with smelters and other third parties to provide slab and billet that meet our specifications.

Global Recycling

Aluminum scrap and dross represent the largest component of cost of sales for our global recycling business unit. The availability and price of scrap and dross depend on a number of factors outside of our control, including general economic conditions, international demand for these materials and internal recycling activities by primary aluminum producers. Changes in U.S. and worldwide supply and demand for aluminum scrap have had and will continue to have an effect on the prices we pay for these raw materials.

The primary sources of aluminum scrap and dross for our recycling and specification alloy operations include automotive component manufacturers, can stock producers, used beverage cans and aluminum smelters. Many of our aluminum suppliers are also our customers. We also buy aluminum scrap from metal scrap dealers and traders on the open market.

Energy Supplies

Our operations are fueled by natural gas and electricity, which represent the third largest component of our cost of sales, after metal and labor costs. We purchase the majority of our natural gas and electricity on a spot-market basis. However, in an effort to acquire the most favorable energy costs, we have secured some of our natural gas and electricity at fixed price commitments. We use forward contracts and options, as well as contractual price escalators, to reduce the risks associated with our natural gas requirements.

Research and Development

In connection with our acquisition of Corus Aluminum in 2006, we entered into a research and development agreement with Corus Group Ltd. (and subsequently with its successor, Tata Steel) pursuant to which Tata Steel assisted us in research and development projects on a fee-for-service basis. This agreement was terminated in the third quarter of 2011 to allow this research and development work to take place internally. Excluding $11.9 million of contract termination costs recorded during the third quarter of 2011, research and development expenses were $16.3 million, $10.6 million, $6.0 million and $18.2 million for the year ended December 31, 2011, the seven months ended December 31, 2010, the five months ended May 31, 2010 and the year ended December 31, 2009, respectively.

Patents and Other Intellectual Property

We hold patents registered in the United States and other countries relating to our business. In addition to patents, we also possess other intellectual property, including trademarks, tradenames, know-how, developed technology and trade secrets. Although we believe these intellectual property rights are important to the operations of our specific businesses, we do not consider any single patent, trademark, tradename, know-how, developed technology, trade secret or any group of patents, trademarks, tradenames, know-how, developed technology or trade secrets to be material to our business as a whole.

Seasonality

Certain of our rolled and extruded products and recycling and specification alloy end-uses are seasonal. Demand in the rolled and extruded products business is generally stronger in the spring and summer seasons due to higher demand in the building and construction industry. Our recycling business experiences greater demand in the spring season due to stronger demand from the automotive industry and demand from customers in the beverage can industry. Such factors typically result in higher operating income in our second and third quarters, followed by our first and fourth quarters. In the second and third quarters of 2012, we did not experience a normal seasonal increase in scrap flows due to the lower LME price of aluminum. As a result of this trend and the lower LME price of aluminum, we expect tighter scrap and metal spreads in the second half of 2012 when compared to the prior year period.

Employees

As of December 31, 2011 we had a total of approximately 6,900 employees, which includes approximately 2,100 employees engaged in administrative and supervisory activities and approximately 4,800 employees engaged in manufacturing, production and maintenance functions. In addition, collectively approximately 45% of our U.S. employees and substantially all of our non-U.S. employees are covered by collective bargaining agreements. We believe our labor relations with employees have been satisfactory.

Environmental

Our operations are subject to federal, state, local and foreign environmental laws and regulations, which govern, among other things, air emissions, wastewater discharges, the handling, storage, and disposal of hazardous substances and wastes, the investigation or remediation of contaminated sites, and employee health and safety. These laws can impose joint and several liability for releases or threatened releases of hazardous substances upon statutorily defined parties, including us, regardless of fault or the lawfulness of the original activity or disposal. Given the changing nature of environmental legal requirements, we may be required, from time to time, to install additional pollution control equipment, make process changes, or take other environmental control measures at some of our facilities to meet future requirements.

We have been named as a potentially responsible party in certain proceedings initiated pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act (“Superfund”) and similar state statutes and may be named a potentially responsible party in other similar proceedings in the future. It is not anticipated that the costs incurred in connection with the presently pending proceedings will, individually or in the aggregate, have a material adverse effect on our financial condition or results of operations. Currently and from time to time, we are a party to notices of violation brought by environmental agencies concerning the laws governing air emissions.

We are performing operations and maintenance at two Superfund sites for matters arising out of past waste disposal activity associated with closed facilities. We are also under orders to perform environmental remediation by agencies in four states and one non-U.S. country at seven sites.

Our aggregate accrual for environmental matters was $35.8 million, $36.5 million and $36.2 million at September 30, 2012, December 31, 2011 and 2010, respectively. Although the outcome of any such matters, to the extent they exceed any applicable accrual, could have a material adverse effect on our consolidated results of operations or cash flows for the applicable period, we currently believe that any such outcome would not have a material adverse effect on our consolidated financial condition, results of operations or cash flows.

The processing of scrap generates solid waste in the form of salt cake and baghouse dust. This material is disposed of at off-site landfills or at permitted landfills at our Morgantown, Kentucky and Wabash, Indiana facilities. If salt cake were ever classified as a hazardous waste in the United States, the costs to manage and dispose of it would increase, which could result in significant increased expenditures.

Our three landfill sites have finite lives and we incur costs related to retiring them. The amounts recognized for landfill asset retirement obligations, as of September 30, 2012, December 31, 2011 and 2010, were $4.2 million, $4.1 million and $4.7 million, respectively, for our Morgantown, Kentucky landfill, $0.8 million, $0.7 million and $1.0 million, respectively, for our Wabash, Indiana landfill and $3.4 million, $3.5 million and $2.9 million respectively, for our closed Sapulpa, Oklahoma landfill. The related asset retirement costs for each facility was capitalized as a long-lived asset (asset retirement cost), and is being amortized over the remaining useful lives of the landfills. See Note 2, “Summary of Significant Accounting Policies,” and Note 10, “Asset Retirement Obligations,” to our audited consolidated financial statements included elsewhere in this prospectus.

Financial Information About Geographic Areas

See Note 17, “Segment Information,” to our audited consolidated financial statements included elsewhere in this prospectus. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Legal Proceedings

We are a party from time to time to what we believe are routine litigation and proceedings considered part of the ordinary course of our business. We believe that the outcome of such existing proceedings would not have a material adverse effect on our financial position, results of operations or cash flows.

Properties

Our production and manufacturing facilities are listed below by segment.

Segment	Location	Owned / Leased

Rolled Products North America	Clayton, New Jersey	Owned

	Buckhannon, West Virginia	Owned

	Ashville, Ohio	Owned

	Richmond, Virginia	Owned

	Roxboro, North Carolina	Owned

	Uhrichsville, Ohio(1)	Owned

	Lewisport, Kentucky	Owned

Rolled Products Europe	Duffel, Belgium	Owned

	Koblenz, Germany	Owned

	Voerde, Germany	Owned

Segment	Location	Owned / Leased

Extrusions	Duffel, Belgium	Owned

	Tianjin, PRC	Granted Land Rights

	Bitterfeld, Germany	Owned

	Vogt, Germany	Owned

	Bonn, Germany	Owned

Recycling and Specification Alloys North America	Morgantown, Kentucky	Owned

	Sapulpa, Oklahoma	Owned

	Loudon, Tennessee	Owned

	Wabash, Indiana(1)	Owned

	Friendly, West Virginia	Owned

	Post Falls, Idaho	Owned

	Friendly, West Virginia (Bens Run)	Owned

	Cleveland, Ohio	Owned

	Rock Creek, Ohio	Owned

	Elyria, Ohio	Owned

	Hammond, Indiana	Owned

	Macedonia, Ohio	Owned

	Goodyear, Arizona	Leased

	Chicago Heights, Illinois	Owned

	Saginaw, Michigan	Owned

	Coldwater, Michigan(1)	Owned

	Steele, Alabama	Owned

	Monclova, Mexico	Owned

	Mississauga, Canada	Owned

Recycling and Specification Alloys Europe	Romsdal, Norway	Owned

	Raudsand, Norway	Owned

	Swansea, Wales	Leased

	Grevenbroich, Germany	Owned

	Deizisau, Germany	Owned

	Töging, Germany	Owned

(1)	Two facilities at this location.

The average operating rates for our RPNA segment’s facilities for the years ended December 31, 2011, 2010 and 2009 were 88%, 93% and 89%, respectively, of effective capacity. The average operating rates for our RPEU segment’s facilities for the years ended December 31, 2011, 2010 and 2009 were 90%, 90% and 79%, respectively, of effective capacity. The average operating rates for our Extrusions segment’s facilities for the years ended December 31, 2011, 2010 and 2009 were 91%, 88% and 81%, respectively, of effective capacity. The average operating rates for our RSAA segment’s facilities for the years ended December 31, 2011, 2010 and 2009 were 78%, 64% and 49%, respectively, of effective capacity. The average operating rates for our RSEU segment’s facilities for the years ended December 31, 2011, 2010 and 2009 were 86%, 88% and 91%, respectively, of effective capacity.

The rolling mill being constructed by Aleris Zhenjiang is located in Zhenjiang City, Jiangsu Province in China. Aleris Zhenjiang has been granted a 50-year right to occupy the land on which the factory is being constructed.

Our Cleveland, Ohio facility houses our principal executive corporate office, as well as our offices for RPNA and RSAA, and we currently lease approximately 62,059 square feet for those purposes.

Our principal European corporate offices are located in Zurich, Switzerland and currently lease approximately 7,464 square feet.

We believe that our facilities are suitable and adequate for our operations.

MANAGEMENT

The following table sets forth the name, age and position of our directors and executive officers.

Name	Age	Position
Steven J. Demetriou	54	Chairman of our Board of Directors and Chief Executive Officer
Sean M. Stack	46	Executive Vice President and Chief Financial Officer
Roelof IJ. Baan	55	Executive Vice President and Chief Executive Officer, Global Rolled and Extruded Products
K. Alan Dick	49	Executive Vice President and Chief Executive Officer, Global Recycling
Christopher R. Clegg	55	Executive Vice President, General Counsel and Secretary
Thomas W. Weidenkopf	53	Executive Vice President, Human Resources and Communications
Scott A. McKinley	51	Senior Vice President and Controller
Eric M. Rychel	39	Vice President and Treasurer
Emily Alexander	37	Director
Christopher M. Crane	54	Director
Scott L. Graves	41	Director
Raghav Khanna	29	Director
Brian Laibow	35	Director
Robert O’Leary	42	Director
Lawrence W. Stranghoener	58	Director
G. Richard Wagoner, Jr.	59	Director

The following biographies describe the business experience during at least the past five years of the directors and executive officers listed in the table above.

Steven J. Demetriou—Mr. Demetriou became Chairman of the Board and Chief Executive Officer of Aleris following the merger of Commonwealth Industries, Inc. and IMCO Recycling, Inc. Mr. Demetriou had served as President and Chief Executive Officer of Commonwealth from June 2004 and served as an outside Director of Commonwealth from 2002 until the merger. Mr. Demetriou is the non-executive Chairman of the Board of Foster Wheeler AG, a director of OM Group, Inc. and Kraton Performance Polymers, Inc. and serves on the Board of Advisors for Resilience Capital Partners, a private equity investment group.

Mr. Demetriou has extensive operational and managerial experience with the Company. His day-to-day leadership of the Company as well as his involvement with the Aluminum Association provides an in-depth understanding of the aluminum industry generally and unparalleled experience with the Company’s operations and corporate transactions.

Sean M. Stack—Mr. Stack has served as Executive Vice President and Chief Financial Officer since February 2009. He joined Commonwealth Industries in June 2004 as Vice President and Treasurer and became Senior Vice President and Treasurer in December 2004 upon the merger with IMCO Recycling. During his tenure at Aleris, he held roles of increasing responsibility including Executive Vice President, Corporate Development and Strategy, and Executive Vice President and President, Aleris Europe.

Roelof IJ. Baan—Mr. Baan joined Aleris in 2008 and currently serves as Executive Vice President and Chief Executive Officer, Global Rolled and Extruded Products. He is responsible for all business and operational activities with respect to our Global Rolled and Extruded Products business unit. From 2008 to 2011, Mr. Baan served as our Executive Vice President and Chief Executive Officer Europe and Asia. He was responsible for all business and operational activities for Aleris’s European region headquartered in Zurich, Switzerland. From 2004 until 2007, Mr. Baan worked for Mittal where he most recently served as Executive Vice President and Chief Executive Officer, Mittal Steel Europe, and served on Arcelor Mittal’s Management Committee. Mr. Baan had responsibility for operations in eight countries, including four integrated steel mills and four electric arc steel mills. Since January 1, 2011, Mr. Baan has been a director of Borusan Mannesman, a leading European producer in the steel pipe industry.

K. Alan Dick—Mr. Dick currently serves as our Executive Vice President and Chief Executive Officer, Global Recycling, and is responsible for all business and operational activities with respect to our Global Recycling business unit. From September 2009 through 2011, Mr. Dick served as our Executive Vice President and President for Rolled Products North America. Prior to his present position, Mr. Dick held a variety of roles with increasing responsibility with Aleris including Senior Vice President and General Manager, Rolled Products North America beginning December 2007, Senior Vice President, Global Metals Procurement beginning January 2007 and Vice President, Metals Sourcing beginning 2004.

Christopher R. Clegg—Mr. Clegg has served as the Executive Vice President, General Counsel and Secretary since January 2007. From 2005 to 2007, he was the Company’s Senior Vice President, General Counsel and Secretary. He joined Commonwealth Industries in June 2004 as Vice President, General Counsel and Secretary, and upon the merger with IMCO Recycling he became Senior Vice President, General Counsel and Secretary.

Thomas W. Weidenkopf—Mr. Weidenkopf has served as Executive Vice President Human Resources and Communications since September 2009. From November 2008 until September 2009, he served as an interim Head, Global HR in a consulting capacity. Prior to joining Aleris, Mr. Weidenkopf served as the Senior Vice President, Human Resources and Communications for Honeywell International where he was responsible for leading global human resources strategy and programs for the Company’s 120,000 employees in more than 100 countries.

Scott A. McKinley—Mr. McKinley has served as Senior Vice President and Controller since May 2008. Prior to that, he was Senior Vice President and Treasurer since September 2006. From June 2004 until then, Mr. McKinley served as Vice President and Chief Financial Officer for Lubrizol Corporation’s Specialty Chemicals Segment.

Eric M. Rychel—Mr. Rychel joined Aleris in July 2012 and currently serves as Vice President and Treasurer with responsibility for treasury, strategy, corporate development and investor relations. Mr. Rychel was previously a managing director in the Industrials Group at Barclays Capital, Inc., where he ran its Metals industry banking effort as the global head of Steel and Metals corporate finance coverage. Prior to that, Mr. Rychel worked at Deutsche Bank Securities Inc., from 1998 to 2009, where he rose to the position of managing director and ran the Metals industry investment banking effort.

Emily Alexander—Ms. Alexander has served as a director since January 21, 2011. Ms. Alexander serves as a Managing Director in the legal department of Oaktree, with primary responsibilities for the opportunities funds. Prior to joining Oaktree in 2006, Ms. Alexander served as a Vice President and Associate General Counsel at Trust Company of the West. Prior to that, Ms. Alexander spent five years as a corporate associate at Munger, Tolles & Olson LLP.

Ms. Alexander was appointed by the Oaktree Funds to serve as a Director of the Company. Her legal background and legal role at Oaktree provide expertise in corporate governance matters.

Christopher M. Crane—Mr. Crane has served as a director since September 2010. Mr. Crane is president and chief operating officer of Exelon Corporation, since September 2008, a public company and one of the largest electric companies in the United States. He also serves as president and chief operating officer of Exelon Generation, the nation’s largest owner/operator of nuclear power plants, and the holder of one of America’s largest portfolios of electricity generation capacity. Previously he was senior vice president of Exelon and president and chief nuclear officer of the Exelon Nuclear division of Exelon Generation from 2004 to 2007, Chief Operating Officer of Exelon Nuclear from 2003 to 2004 and senior vice president of Exelon Nuclear from 2000 to 2003.

Mr. Crane’s operational and leadership positions with Exelon provide substantial knowledge in the areas of operational oversight, corporate governance and strategic planning. Mr. Crane is an independent director and serves as a member of the Board’s Compensation Committee.

Scott L. Graves—Mr. Graves has served as a Director since June 1, 2010. Mr. Graves serves as a Managing Director and Co-Portfolio Manager in the opportunities funds of Oaktree, with primary responsibilities for analysis, portfolio construction and management of the opportunities funds. Prior to joining Oaktree in 2001, Mr. Graves served as a Principal in William E. Simon & Sons’ Private Equity Group where he was responsible for sourcing, structuring, executing and managing corporate leveraged buy-outs and growth capital investments. Before joining William E. Simon & Sons in 1998, Mr. Graves worked at Merrill Lynch & Company in the Mergers and Acquisitions Group, where he focused on leveraged buy-out situations and the valuation of public and private companies. Prior thereto, Mr. Graves worked at Price Waterhouse LLP in the Audit Business Services division. Mr. Graves previously served as a director on the board of directors of Maidenform Brands, Inc., a public company, and served on its audit and compensation committees.

Mr. Graves was appointed by the Oaktree Funds to serve as a Director of the Company. Mr. Graves has significant experience making and managing investments on behalf of Oaktree’s opportunities funds and has been actively involved in the Oaktree Funds’ investment in the Company. In addition to his considerable investment and corporate transactional experience, he has served as a director of a number of public and privately-held companies as well as a member of board audit and compensation committees. Mr. Graves serves as the Chair of the Board’s Compensation Committee and as a member of the Board’s Audit Committee.

Raghav Khanna—Mr. Khanna has served as a Director since December 5, 2012. Mr. Khanna serves as a Vice President in the opportunities funds of Oaktree, with primary responsibilities for deal execution, trade idea origination and portfolio management of the opportunities funds. Mr. Khanna joined Oaktree in 2012 following graduation from the Stanford Graduate School of Business, where he received an M.B.A. Before attending Stanford, Mr. Khanna worked as an Associate at The Carlyle Group in New York and as an Analyst at Goldman Sachs in New York and London.

Mr. Khanna was appointed by the Oaktree Funds to serve as a Director of the Company. As a member of the Oaktree Funds’ team covering the Company, Mr. Khanna has a good understanding of the Company’s activities and operations, and of the broader metals sector.

Brian Laibow—Mr. Laibow has served as a Director since June 1, 2010. Mr. Laibow serves as a Senior Vice President in the opportunities funds of Oaktree, with primary responsibilities for analyzing companies within the metals and mining, food distribution, education, automotive and commercial and residential real estate sectors. Mr. Laibow joined Oaktree in 2006 following graduation from Harvard Business School, where he received an M.B.A. Before attending Harvard, Mr. Laibow worked at Caltius Private Equity, a middle market LBO firm in Los Angeles. Prior experience includes Director of M&A and Corporate Strategy at EarthLink, Inc., Senior Business Analyst at McKinsey & Company and an investment banking internship at JP Morgan.

Mr. Laibow was appointed by the Oaktree Funds to serve as a Director of the Company. As a member of the Oaktree Funds’ team covering the Company, Mr. Laibow has a solid working knowledge of the Company’s activities and operations and is also very familiar with the metals sector. Mr. Laibow serves as a member of the Board’s Audit Committee.

Robert O’Leary—Mr. O’Leary has served as a Director since December 7, 2011. Mr. O’Leary serves as a Managing Director and Co-Portfolio Manager in the opportunities funds of Oaktree, with primary responsibilities for analysis, portfolio construction and management of opportunities funds. Prior to joining Oaktree in 2002, Mr. O’Leary served as an Associate at McKinsey & Company, where he worked primarily in the Corporate Finance and Strategy practice. Before attending Harvard Business School, Mr. O’Leary worked for two years at Orion Partners, a private equity firm, where he focused on investments in private companies. Prior thereto, he worked at McKinsey & Company as a Business Analyst.

Mr. O’Leary was appointed by the Oaktree Funds to serve as a Director of the Company. Mr. O’Leary has significant experience making and managing investments on behalf of Oaktree’s opportunities funds and has been actively involved in the Oaktree Funds’ investment in the Company.

Lawrence W. Stranghoener—Mr. Stranghoener has served as director since January 21, 2011. Since 2004, Mr. Stranghoener has been executive vice president and chief financial officer of The Mosaic Company, a public global crop nutrient company with approximately $10 billion of sales. Previously he had been executive vice president and chief financial officer for Thrivent Financial. From 1983 to 2000, he held various positions in finance at Honeywell, including vice president and chief financial officer from 1997 to 1999. He also serves on the board of directors for Kennametal Inc., a public company.

Mr. Stranghoener has extensive corporate finance experience, including 15 years of experience as a chief financial officer at several different companies with full responsibility and accountability for all finance, accounting, tax and related functions. Mr. Stranghoener is an independent director and serves as the Chair of the Board’s Audit Committee.

G. Richard Wagoner, Jr.—Mr. Wagoner has served as a director since August 2010. Mr. Wagoner retired from General Motors Corporation, a public company, in August 2009 after a 32-year career. He served as chairman and chief executive officer of General Motors from May 2003 through March 2009 and had been president and chief executive officer since June 2000. Mr. Wagoner is a director of The Washington Post Company and a member of The Business Council and the Mayor of Shanghai’s International Business Leaders Advisory Council.

Mr. Wagoner’s long leadership history with General Motors provides a deep understanding of the operational, governance and strategic matters involved in running a large scale global corporation. Mr. Wagoner is an independent Director and serves as a member of the Board’s Compensation Committee.

Other Matters Concerning Directors and Executive Officers

Each of the executive officers listed above, other than Mr. Weidenkopf and Mr. Rychel, served as an officer at the time we filed for protection under Chapter 11 of the Bankruptcy Code in February 2009. Further, Mr. Demetriou served as Chairman of the Board at the time we filed for protection under Chapter 11 of the Bankruptcy Code in February 2009. On June 1, 2009, General Motors Corporation, and its affiliates, filed voluntary petitions in the United States Bankruptcy Court for the Southern District of New York seeking relief under Chapter 11 of the United States Bankruptcy Code. Mr. Wagoner was not an executive officer or director of General Motors Corporation at the time of such filing.

Codes of Ethics

The Company maintains and enforces a Code of Ethics that applies to our Chief Executive Officer, Chief Financial Officer, Assistant Chief Financial Officer, Controller, Chief Accounting Officer and Treasurer (the “Senior Officers Code”). The Senior Officers Code was designed to be read and applied in conjunction with the Company’s Code of Business Conduct and Ethics (the “Code of Business Conduct”) applicable to all employees. In instances where the Code of Business Conduct is silent or its terms are inconsistent with or conflict with any of the terms of the Senior Officers Code, then the provisions of the Senior Officers Code control and govern in all respects. Both the Senior Officers Code and the Code of Business Conduct are available at our website (www.aleris.com) by clicking on “Corporate Governance” under the “Investor Relations” and “Governance” tabs. Any future changes or amendments to the Senior Officers Code and the Code of Business Conduct, and any waiver of the Senior Officers Code or the Code of Business Conduct that applies to our Chief Executive Officer, Chief Financial Officer or Principal Accounting Officer will be posted to our website at this location. A copy of both the Senior Officers Code and the Code of Business Conduct may also be obtained upon request from the Company’s Secretary.

Board Committees

Our Board of Directors has established an Audit Committee and a Compensation Committee.

Messrs. Stranghoener, Graves and Laibow are the members of the Audit Committee. Mr. Stranghoener has been appointed Chair of the Audit Committee. As a privately held corporation, while our Board of Directors has not made a formal determination as to whether any members of our Audit Committee are considered to be Audit Committee Financial Experts, we believe all members of our Audit Committee have beneficial financial background. The Audit Committee is appointed by our Board of Directors to assist our Board of Directors in fulfilling its oversight responsibilities by:

•	reviewing and overseeing the administration of the Company’s internal accounting policies and procedures;

•	reviewing and overseeing the preparation of the Company’s financial statements; and

•	consulting with the Company’s independent accountants.

Messrs. Graves, Crane and Wagoner are the members of the Compensation Committee. Mr. Graves has been appointed Chair of the Compensation Committee. The Compensation Committee is appointed by our Board of Directors to assist our Board of Directors in fulfilling its oversight responsibilities by:

•	developing and approving all elements of compensation with respect to the Company’s executive officers; and

•	approving and overseeing the management and administration of all material compensation of the Company.

Composition of our Board of Directors

Our Board of Directors consists of nine directors, one of which is our Chief Executive Officer and five of which were appointed by the Oaktree Funds which owns indirectly a majority of our outstanding equity. The five directors appointed by the Oaktree Funds are Messrs. Graves, Khanna, Laibow, and O’Leary and Ms. Alexander. Our bylaws provide that our directors will be elected at the annual meeting of the stockholders and each director will be elected to serve until his or her successor is elected.

Director Independence

We are a privately held corporation. Although our Board of Directors has not made a formal determination on the matter, under current New York Stock Exchange listing standards (which we are not currently subject to) and taking into account any applicable committee standards, we believe that Messrs. Crane, Stranghoener and Wagoner would each be considered an independent director. Under current New York Stock Exchange listing standards, Mr. Demetriou would not be considered independent under any general listing standards or those applicable to any particular committee due to his employment relationship with us, and Messrs. Graves, Khanna, Laibow, and O’Leary and Ms. Alexander may not be considered independent under any general listing standards or those applicable to any particular committee, due to their relationship with the Oaktree Funds, our largest indirect stockholders. As the Oaktree Funds own indirectly a majority of our outstanding equity, under New York Stock Exchange listing standards, we would qualify as a “controlled company” and, accordingly, be exempt from its requirements to have a majority of independent directors and a corporate governance and compensation committee composed of a majority of independent directors.

Related Party Transactions

Transactions with our directors, executive officers, principal stockholders or affiliates must be at terms that are no less than favorable to us than those available from third parties and must be approved in advance by a majority of disinterested members of our Board of Directors. While not in writing, this is a policy that the Board of Directors follows with respect to related party transactions and any approval with respect to a particular transaction is appropriately evidenced in Board of Director proceedings.

Compensation Committee Interlocks and Insider Participation

For the period between June 1, 2010 and the establishment of our Compensation Committee, our entire Board at that time performed the functions of the Compensation Committee. Other than Mr. Demetriou, none of our directors has ever been one of our officers or employees. Following the establishment of the Compensation Committee, Messrs. Graves, Crane and Wagoner serve as the members of our Compensation Committee. During 2011, none of our executive officers served as a member of the board of directors or compensation committee of any entity that has an executive officer serving as a member of our Compensation Committee, and none of our executive officers served as the member of the compensation committee of any entity that has an executive officer serving as a director of our Board.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Philosophy and Background

As a global company and industry leader, we maintain a multi-faceted executive compensation program designed to retain and motivate those executives that are essential to our long-term success, to attract highly-qualified, talented executives in a competitive global marketplace in areas to support our growth and strategic business goals, and to align the interests of these executives with the interests of Aleris Corporation’s stockholders. Our compensation philosophy centers on the belief that executive compensation should be directly linked to improvement in corporate performance and the creation of long-term stockholder value.

As part of our restructuring, completed in 2010, the Bankruptcy Court approved the terms of certain elements of the executive compensation program, including the equity incentive plan and executive employment agreements, which became effective June 1, 2010 (the “Emergence Date”), and are described more fully below. Since that time, we have continued to review and approve all aspects of our executives’ compensation and have incorporated certain changes approved by our Compensation Committee, including certain changes that would be made to reflect an Aleris Corporation initial public offering, if an offering were to become effective (which is not guaranteed to occur). The agreements and plans in place during the 2011 fiscal year, as well as certain changes made for the 2012 fiscal year and certain potential changes that have been contemplated in connection with a potential initial public offering of Aleris Corporation are described throughout this section, as applicable. In this discussion and the tabular disclosure that follows the Compensation discussion and analysis, any equity or equity-based awards that are part of our compensation program, including grants made under the equity incentive plan, described below, are in respect of the common stock of our parent, Aleris Corporation.

In August 2010, a committee of the Company (the “Committee”) was formed and authorized to assume certain compensation program-related duties. In June 2011, a compensation committee of the Board of Directors of Aleris Corporation was formed. For purposes of this discussion, the term Committee refers to the Committee of the Company and, beginning in June 2011, the term Committee refers to the Compensation Committee of the Board of Directors of Aleris Corporation. The Committee has responsibility for reviewing, developing, overseeing and approving our executive and senior management compensation plans, policies and programs and awards thereunder. Before the Compensation Committee of the Board of Directors of Aleris Corporation was formed compensation decisions relating to the Aleris Corporation’s equity compensation plan, including the approval of grants to our named executive officers, were the responsibility of the full Board of Directors of Aleris Corporation.

Before the Emergence Date, as part of our restructuring process, our executive compensation programs and policies were extensively reviewed in light of our new company structure, corporate positioning and strategic business plan. During this period of reorganization, a number of cost-reduction measures that had been made by Old AII, Inc. in response to the conditions in the metals industry and general economy that had negatively impacted our financial results were also re-evaluated. As part of this process, compensation programs were reviewed accordingly, with changes implemented as appropriate in coordination with our emergence from bankruptcy including the cancellation of all outstanding equity compensation holdings, without consideration.

Objectives and Design of Our Executive Compensation Program

In 2011, the Company continued to emphasize a compensation design focused on implementing our core philosophy by operating a range of programs and incorporating a combination of cash compensation, cash incentive awards based on quarterly and annual performance targets, time-based stock options (some of which include a “premium” exercise price feature) and time-based restricted stock units which vest, in part, each quarter and provide the executives with a growing ownership stake in our parent, Aleris Corporation.

The objectives of our executive compensation package design are to:

•	attract, retain and motivate key executives and management personnel by providing an appropriate level and mixture of fixed and “at risk” compensation;

•	link compensation with performance by providing reasonable incentives to accomplish near term Company-wide (and business unit) successes based on our strategic business plan; and

•	reward long-term increased Company value and align the interests of the executives with Aleris Corporation’s stockholders.

While certain programs and compensation design elements have been updated in conjunction with our growth since the time of our emergence from bankruptcy, these objectives have remained constant. We describe below the various elements of our compensation policies and practices for the last completed fiscal year ended December 31, 2011 for our named executive officers, including:

•	Steven J. Demetriou (Chairman and Chief Executive Officer);

•	Roelof IJ. Baan (Executive Vice President and Chief Executive Officer, Global Rolled & Extruded Products);

•	Sean M. Stack (Executive Vice President & Chief Financial Officer);

•	Thomas W. Weidenkopf (Executive Vice President, Human Resources & Communications);

•	Christopher R. Clegg (Executive Vice President, Secretary and General Counsel); and

•	K. Alan Dick (Executive Vice President and Chief Executive Officer, Global Recycling).

This group of named executive officers has been determined based on compensation earned by our executive officers for the period January 1, 2011 through December 31, 2011. The programs described below provide information with respect to compensation paid to our named executive officers during this period and, where appropriate, describes the compensation program at the time of, and following, our emergence from bankruptcy as well as changes to the compensation with respect to certain of our named executive officers effective in 2012. Where relevant, changes to the current compensation-related agreements and plans that may become effective in connection with a potential initial public offering of Aleris Corporation, and would become effective only if and when an initial public offering became effective (which is not guaranteed to occur) are also discussed.

As of the Emergence Date, Aleris Corporation adopted a new equity incentive plan and, together with Aleris Corporation, we entered into a new employment agreement with each of our named executive officers. The new equity plan and new employment agreements replaced the Old AII, Inc. equity plan and the employment agreements that were in place prior to the Emergence Date. The Board of Directors also implemented changes to the short-term cash bonus program by adjusting the quarterly metrics and targets based on our new Company plan; and, pursuant to the Plan of Reorganization, in June 2010, Aleris Corporation granted stock options and restricted stock units to each of the named executive officers, as well as certain other members of our Company-wide management team. In fiscal year 2011, our compensation program continued to evolve in order to continue to support the Company’s evolving long-range business goals and growth strategies. Each of our named executive officers’ base compensation amounts were initially set to provide a certain amount of financial security to the named executive officers at levels that are believed to be competitive for similar positions in the marketplace in which we compete for management talent and the short-term cash bonus program was redesigned to meaningfully reward strong Company performance in each fiscal quarter as well as overall annual performance, in order to motivate participants to strive for continued Company growth and productivity. In addition, our named executive officers’ employment agreements and the equity awards granted thereunder provide share ownership opportunities through the grant of stock options and restricted stock units, which vest over time, as more fully described below, and continue to be an important element in our ability to retain, motivate and incentivize our named executive officers. Our long-term equity program is considered central to the achievement of our long-range goals, and aligns our named executive officers’ and other management team members’ interests with those of Aleris Corporation’s stockholders.

The Company engaged Mercer during its reorganization process in 2010 to provide information regarding the equity incentive plan design and certain compensation comparison market data. In connection with the equity incentive plan, Mercer prepared recommendations on the aggregate number of shares of Aleris Corporation common stock authorized for grants under the equity plan as well as specific recommendations regarding the size of the grants made to our key executives, including our named executive officers. In addition, Mercer advised the Company on how the values assigned to the three main elements of our compensation packages and the total compensation level, for our key executives, including our named executive officers, compared to the total compensation and elemental breakdown for similar executive positions at companies of roughly our size and scale. This general market data was not focused on a specific peer group or industry, and the Company did not specifically benchmark any element of compensation. However, this market survey information was considered as one factor in determining whether each element of compensation and total compensation for each of our named executive officers was appropriate in fiscal year 2011. In June 2011, the Committee retained the services of Frederic W. Cook & Co., Inc. (“Fred Cook”) as its independent compensation consultant to review and advise on certain aspects of our executive compensation program, in particular to consider issues in connection with a potential initial public offering of Aleris Corporation (which is not guaranteed to occur). Fred Cook provided information on the competitive pay mix practices, trends, and structures of compensation programs of privately held and public companies, and made recommendations to our Committee relating to various aspects of our executive compensation programs, including assessing and advising on the competitiveness of our programs as compared to companies similar in size and scale, and developing appropriate recommendations for changes with respect to our short-term cash-based incentive program, the equity based incentive plan as well as the executives’ employment agreements that would become effective only if and when an initial public offering of Aleris Corporation were to occur, which is not guaranteed.

Elements of Compensation

The main elements of our named executive officers’ compensation include: (a) base salary; (b) short-term cash bonus awards (based in 2011 on quarterly and annual performance targets); and (c) long-term time-based equity awards (including stock options, some of which incorporate premium and super-premium exercise prices, and restricted stock units (“RSUs”) each in respect of Aleris Corporation common stock). Consistent with past practice, we generally place an emphasis on long-term equity growth. However, in light of the large equity awards granted in 2010 in connection with the original circumstances of our reorganization, discussed below under the heading “Equity incentive program,” none of our named executive officers, except Mr. Dick, received additional equity-based awards in 2011. Our named executive officers, as well as all other company employees who held RSUs granted pursuant to the Aleris Corporation equity incentive plan, as described below, also received compensation in 2011 through the issuance of dividends declared with respect to Aleris Corporation common stock in February, June and November of 2011 (collectively, the “2011 Stockholder Dividends”). Dividend payments were made to RSU grantees with respect to those shares of Aleris Corporation common stock that had been issued pursuant to the settlement of vested RSUs prior to the dividend record date, as well as to dividend equivalent rights paid under the terms of an individual’s outstanding (i.e. unvested) RSUs. In 2011, focus was also placed on setting incremental quarterly and annual goals under our cash bonus program in order to reward our employees, including our named executive officers, for steady, sustained achievement of certain financial, operational and individual performance targets.

In setting the appropriate compensation levels for our named executive officers, we have considered a variety of factors including our needs to attract and retain key personnel in both the United States and our strategic markets abroad, how compensation levels compare to manufacturing companies generally in our industry, and the interests of Aleris Corporation’s stockholders. As discussed above, while we did not specifically benchmark our named executive officers’ total compensation goals for fiscal year 2011, nor any particular element of compensation, against a specific peer group, 2011 compensation levels were generally compared to market-wide compensation data of companies of our size and scope.

Base Salary and Cash Bonus Awards

Upon the Emergence Date, we, together with Aleris Corporation, entered into employment agreements with each of the named executive officers. These employment agreements are described in greater detail under the headings “Employment Agreements” following the Summary compensation table and “Potential Payments Upon Termination or Change in Control—Employment Agreements.” Certain amendments to the employment agreements, which would only become effective only if and when an initial public offering of Aleris Corporation became effective (which is not guaranteed to occur), are discussed in greater detail following the compensation tables under the heading “Pending Plan Revisions.”

We consider base salary together with the annual cash incentive awards as part of a cash compensation package. Our base salaries are used to provide a predictable level of current income and are designed to assist in attracting and retaining qualified executives. With respect to compensation for the named executive officers, the base salary and target bonus for each named executive officer pursuant to each executive’s employment agreement were initially set in June of 2010 at levels consistent with base salary and target bonus for such executive prior to emergence. Generally, our Committee and Board believe that this cash compensation amount for each named executive officer aligns the position’s responsibilities with its remuneration and provides competitive levels of cash compensation in the markets in which we compete for comparable executive ability and experience.

Base Salary

Pursuant to each of our named executive officer’s employment agreements, the amount of each executive’s base salary and target annual bonus is to be reviewed annually and is subject to adjustment by the Board of Directors, which also has the authority to make discretionary cash bonus awards. The annual base salary of Mr. Demetriou, our Chairman and Chief Executive Officer, was originally set in 2010 at $1,000,000 and has not increased since that date. Mr. Baan’s base salary was originally set in 2010 at CHF 950,070 (equivalent to approximately $1,020,375 using a conversion convention discussed below as part of the “Summary Compensation table”) and has not increased since that date. The base salary of Mr. Stack was originally set in 2010 at $400,000 and in connection with an assessment of Mr. Stack’s performance and execution of his responsibilities, and an analysis of market data regarding executives in similar positions with companies of similar size and scale, effective in February 2011, Mr. Stack’s base salary was increased by 12.5%, to $450,000. Based on a review at the conclusion of fiscal year 2011, Mr. Stack’s base salary was further adjusted by 3.33% to $465,000, effective as of January 1, 2012. Mr. Weidenkopf’s base salary was originally set in 2010 at $375,000 and has not increased since that date. The base salary of Mr. Clegg was originally set in 2010 at $350,000. In connection with an assessment of Mr. Clegg’s performance and execution of his responsibilities, and a review of relevant market data for executives in similar positions with companies of similar size and scale, effective in February 2011, Mr. Clegg’s base salary was increased by 14.3% to $400,000; Mr. Clegg’s base salary has not changed for fiscal year 2012. Mr. Dick’s base salary was originally set in 2010 at $360,000. After an assessment of Mr. Dick’s performance and execution of his responsibilities, and a review of relevant market data, effective in February 2011, Mr. Dick’s base salary was increased by 18.06% to $425,000. Mr. Dick’s base salary was further increased by 5.88% to $450,000, effective as of January 1, 2012.

Cash Bonus Awards

In order to focus on certain short-term goals and annual goals, we maintain the Amended and Restated Aleris International, Inc. 2004 Annual Incentive Plan under a program referred to as the Management Incentive Plan or “MIP,” in which the named executive officers and certain other management team employees participate. Awards under the MIP represent variable compensation linked to organizational performance, which is a significant component of the Company’s total annual compensation package for key employees, including the named executive officers. The program is designed to reward the employee’s participation in the Company’s achievement of critical financial performance and growth objectives.

Beginning in 2009 and continuing in 2010, performance goals and achievement were assessed based on quarterly performance, generally being paid after each quarter’s earnings were determined. For 2011, the Committee modified the MIP to provide both quarterly and annual performance targets and payments, beginning with the first quarter of 2011. For 2012, the Committee has determined that the design feature of quarterly performance assessment will cease and the MIP will utilize only annual performance targets.

Pursuant to the named executive officers’ employment agreements, each named executive officer is eligible to receive a target annual bonus amount under the MIP, expressed as a percentage of base salary, as set forth in the table below. Depending on the performance levels achieved, the named executive officer may receive no bonus or a bonus in an amount up to 200% of the executive’s target bonus amount. Under the construct of the MIP for fiscal year 2011, 40% of the target bonus opportunity was based on the achievement of the quarterly operational and financial (Company-wide and/or applicable business segments) performance objectives (10% being assigned to each quarter), and 60% of the target opportunity was based on the achievement of annual operational and financial (Company-wide and/or applicable business segments) as well as individual performance objectives. The chart below sets forth, for each named executive officer, the target bonus amount (expressed as both a percentage of the executive’s base salary and a dollar amount). In addition, the chart reflects the allocation breakdown of the target amounts over each of the quarterly and annual performance periods.

Name	Base salary ($)	Target bonus (% of base salary)	Target bonus ($)	Target bonus allocations
				Per-quarter target ($)	Total target Q1- Q4 (1) ($)	Annual target (1) ($)
Steven J. Demetriou	1,000,000	100%	1,000,000	100,000	400,000	600,000
Roelof IJ. Baan(2)	1,020,375	75%	765,281	76,528	306,113	459,169
Sean M. Stack	450,000	75%	337,500	33,750	135,000	202,500
Thomas W. Weidenkopf	375,000	75%	281,250	28,125	112,500	168,750
Christopher R. Clegg	400,000	75%	300,000	30,000	120,000	180,000
K. Alan Dick	425,000	75%	318,750	31,875	127,500	191,250

(1)	Quarterly performance determined based on Company operational and financial goals. Annual performance determined based on Company (and with respect to Messrs. Baan and Dick, applicable business segments) operational and financial goals as well as the achievement of certain individual goals.
(2)	Amounts reported reflect the year-end conversion rate used by the Company (equaling 1.074 U.S.$ to 1 CHF for 2011).

Achievement of the quarterly goals were determined in the quarter following the quarter to which the relevant performance goals related, and the annual component was determined at the same time as fourth quarter achievement. In 2011, the Company introduced a multi-layered payment approach regarding the quarterly bonus component, so as to maintain a balance between awarding achievement of quarterly goals and keeping focus on the full year results. Under this approach, performance is assessed each quarter in the normal course, and, depending on performance achieved, payment is made to the participant up to the amount of the quarterly target bonus amount. Any payment amount attributable to above-target performance is set aside to be paid at the same time as the annual bonus component, if the annual performance goals are met. Under this approach, a named executive officer may receive payment up to only the target amount for each quarter, and then will receive payment for above-target performance only if the total annual performance results sustain above-target achievement levels. The annual bonus component includes financial and operational goals (Company-wide and/or applicable business segments) as well as an evaluation by the Board of Directors of Aleris Corporation of individual performance. All MIP award recipients, including the named executive officers, must be an employee of the Company on the date that the particular quarterly (or annual) bonus amount is paid in order to be eligible to receive that bonus amount.

For 2011, the MIP performance goals were based mainly on an adjusted EBITDA calculation, determined for individual business units as well as on a Company-wide basis, and other operational measures including a cash flow metric. The specific metrics and weightings of these measures as components of the whole target bonus amount, as well as target achievement levels, are determined and adjusted each performance period to be aligned with our Company business plan. An evaluation of individual performance is also considered when determining the named executive officer’s annual bonus component.

The metrics used to calculate bonus payout amounts are as follows:

•

Adjusted EBITDA (used for quarterly and annual MIP components) is determined based on the Adjusted EBITDA for the Company and our business units, as the case may be, which is a non-GAAP measure (the components of which are more fully explained under “Management Discussion and Analysis of Financial Condition and Results of Operations” section of this filing under the heading “Non-GAAP Financial Measures”) as additionally modified for purposes of the MIP only, and subject to review and approval by the Committee, to take into account certain significant variances in LME prices and currency, or certain items that were not anticipated when the targets were set (the “MIP EBITDA”);

•

Operating cash flow (used for quarterly components) is a non-GAAP measure calculated as operating cash flow including capital expenditures, modified for purposes of the MIP only, and subject to review and approval by the Committee, to take into account significant variances in LME prices (the “MIP OCF”); and

•

Total cash flow (used for the annual component) is a non-GAAP measure calculated as the difference in total cash balance at the beginning and end of the year, modified for purposes of the MIP only, and subject to review and approval by the Committee, to reflect year-end to year-end significant variances in LME prices or certain items that were not anticipated when the targets were set (the “MIP TCF”).

With respect to the annual bonus component, Company total cash flow, rather than Company operating cash flow was used as the basis for the performance measure because we believe it effectively measures the Company’s overall performance on an annual basis compared to the Company’s original operating plan and better aligns with long-term stockholder interests. In contrast, we believe Company operating cash flow was a better quarterly goal that is more directly correlated to short-term operating performance and more tangible to business units. The resulting MIP EBITDA, MIP OCF, and MIP TCF measures used for the MIP, calculated in the manner described above, are not the same as Company Adjusted EBITDA, Company operating cash flow, or Company total cash flow measures that may be used or reported by the Company in other contexts. In most cases, such variations or items as discussed above had the impact of reducing the level of the MIP EBITDA, MIP OCF, or MIP TCF, as applicable, from what it would have been otherwise which, in turn, reduced bonus payout levels.

Actual bonus payment amounts are calculated by combining the achievement attained for each weighted measure, whereby achievement of 100% of target of each of the individual measures would earn a payout of 100% of the participant’s target bonus opportunity. The payout for 200% of target is achievable for performance significantly greater than the budgeted 2011 Aleris business plan. For corporate employees including Messrs. Demetriou, Stack, Clegg and Weidenkopf, only the Company-wide goals were considered in their bonus calculations. For Messrs. Baan and Dick, bonus calculation considered Europe and RPNA’s business unit performance, respectively, in addition to Company-wide goals in determining their payouts. Generally, the targets are established as challenging, but achievable, milestones.

The Board of Directors believes that the chosen metrics serve as an appropriate metric on which to base bonus decisions because adjusted EBITDA, operating cash flow and total cash flow are metrics commonly used by our primary stockholders, as well as the banking and investing communities generally, with respect to the performance of fundamental business objectives, and, moreover, these metrics appropriately measure our ability to meet future debt service, capital expenditures and working capital needs. The Board of Directors, or the Committee for participants other than the named executive officers, has the discretion to decrease awards under the MIP even if incentive targets are achieved.

The specific goals, achievement attained and payments made in each quarter of 2011 are set forth below:

(in millions, except percentages)						Quarterly and annual payout percentages
	Performance targets & results					Corporate execs(3)		Roelof IJ. Baan(3)		K. Alan Dick(3)
Measure(1)	Threshold	Target	Max	Results	Payout% achieved(2)	Weighting	Weighted payout	Weighting	Weighted payout	Weighting	Weighted payout
Q1—10% of Target opportunity
Company MIP EBITDA	$58.0	$70.0	$84.0	$78.5	161%	100%	161%	40%	64%	40%	64%
Europe MIP EBITDA	$37.0	$43.0	$52.0	$46.9	139%	—%	—%	60%	83%	—%	—%
RPNA MIP EBITDA	$19.0	$24.0	$28.0	$26.8	170%	—%	—%	—%	—%	60%	102%
Q2—10% of Target opportunity
Company MIP EBITDA	$80.0	$92.0	$108.0	$93.2	105%	70%	74%	28%	29%	28%	29%
MIP OCF	$0.0	$25.0	$45.0	$69.9	200%	30%	60%	30%	60%	30%	60%
Europe MIP EBITDA	€35.0	€39.0	€45.0	€37.5	72%	—%	—%	42%	30%	—%	—%
RPNA MIP EBITDA	$28.5	$32.5	$37.5	$32.5	100%	—%	—%	—%	—%	42%	42%
Q3—10% of Target opportunity
Company MIP EBITDA	$79.2	$88.0	$101.2	$93.9	138%	70%	96%	28%	39%	28%	39%
MIP OCF	$50.0	$70.0	$100.0	$79.9	125%	30%	37%	30%	37%	30%	37%
Europe MIP EBITDA	€33.3	€37.0	€42.6	€37.7	109%	—%	—%	42%	46%	—%	—%
RPNA MIP EBITDA	$27.0	$30.0	$34.5	$31.3	122%	—%	—%	—%	—%	42%	51%
Q4—10% of Target opportunity
Company MIP EBITDA	$41.3	$55.0	$68.8	$59.0	118%	70%	83%	28%	33%	28%	33%
MIP OCF	$30.0	$40.0	$50.0	$49.2	190%	30%	57%	30%	57%	30%	57%
Europe MIP EBITDA	€19.9	€26.5	€33.1	€23.5	68%	—%	—%	42%	29%	—%	—%
RPNA MIP EBITDA	$14.3	$19.0	$23.8	$24.3	200%	—%	—%	—%	—%	42%	84%
Annual—60% of Target opportunity
Company MIP EBITDA	$235.0	$285.0	$342.0	$325.6	171%	60%	102%	24%	41%	24%	41%
MIP TCF	$43.0	$7.0	$67.0	$33.0	143%	20%	29%	20%	29%	20%	29%
Europe MIP EBITDA	€99.0	€115.0	€140.0	€140.8	200%	—%	—%	36%	72%	—%	—%
RPNA MIP EBITDA	$95.0	$120.0	$140.0	$116.7	90%	—%	—%	—%	—%	36%	32%
Individual(4)	Varies by individual				100%	20%	(4)	20%	22%	20%	18%

(1)	MIP EBITDA (corresponding to the Company-wide measure and Europe or RPNA business units, as applicable), MIP OCF and MIP TCF measures, as described above, are used for purposes of the MIP only and are not calculated in the same manner as Company Adjusted EBITDA or operating cash flow or total cash flow measures that may be used or reported by the Company in other contexts.
(2)	Interpolated based on Performance Quartiles and the associated Payout Percents.
(3)	The “Corporate Execs” include Messrs. Demetriou, Stack, Clegg, and Weidenkopf. Amounts above target are “set aside” and added to the annual performance component, becoming payable based on the determination of annual performance results.
(4)	The individual performance weighting with respect to each of the Corporate Execs was as follows: Mr. Demetriou—22%; Mr. Stack—24%; Mr. Clegg—20%; and Mr. Weidenkopf—21%. Please see the information below with respect to each of our named executive officer’s annual payments.

Based on the performance levels achieved, as described above, the following quarterly MIP amounts were paid to each of our named executive officers:

	Q1			Q2			Q3			Q4
Name	Payout achieved ($)	Amount paid ($)	Set aside amount ($)	Payout achieved ($)	Amount paid ($)	Set aside amount ($)	Payout achieved ($)	Amount paid ($)	Set aside amount ($)	Payout achieved ($)	Amount paid ($)	Set aside amount ($)
Steven J. Demetriou(1)	161,000	100,000	61,000	134,000	100,000	34,000	134,000	100,000	34,000	140,000	100,000	40,000
Roelof IJ. Baan(2)	113,261	76,528	36,733	91,834	76,528	15,306	93,364	76,528	16,836	91,069	76,528	14,541
Sean M. Stack(1)	54,338	33,750	20,588	45,225	33,750	11,475	45,225	33,750	11,475	47,250	33,750	13,500
Thomas W. Weidenkopf(1)	45,281	28,125	17,156	37,688	28,125	9,563	37,688	28,125	9,563	39,375	28,125	11,250
Christopher R. Clegg(1)	48,300	30,000	18,300	40,200	30,000	10,200	40,200	30,000	10,200	42,000	30,000	12,000
K. Alan Dick(3)	52,913	31,875	21,038	41,756	31,875	9,881	40,481	31,875	8,606	55,463	31,875	23,588

(1)	The quarterly MIP payments of Messrs. Demetriou, Stack, Clegg and Weidenkopf generally were based on Company MIP EBITDA and Company MIP OCF. Amounts achieved for performance above the applicable target performance measures were set aside until the end of the year and were contingent upon achievement of annual performance targets.
(2)	Mr. Baan’s quarterly MIP payments were generally based on Company MIP EBITDA, Europe MIP EBITDA and MIP OCF. Amounts reported for Mr. Baan reflect the year-end conversion rate used by the Company (equaling 1.074 U.S.$ to 1 CHF for 2011).
(3)	Mr. Dick’s quarterly MIP payments were generally based on Company MIP EBITDA, RPNA MIP EBITDA and MIP OCF.

Since annual performance achievement resulted in the annual performance component being payable, the amounts that had been set aside each quarter also became payable. Therefore, the total 2011 MIP bonus amounts earned by each of our named executive officers are as follows:

					Aggregate
	Annual payout achieved ($)		Q1-Q4 amount paid ($)	Q1-Q4 set aside ($)	Total MIP award amount ($)	Aggregate MIP payout %
Name	(x)		(y)	(z)	(x + y + z)
Steven J. Demetriou	918,480	(1)	400,000	169,000	1,487,480	149%
Roelof IJ. Baan	751,201	(2)	306,112	83,416	1,140,729	149%
Sean M. Stack	314,280	(3)	135,000	57,038	506,318	150%
Thomas W. Weidenkopf	256,838	(4)	112,500	47,531	416,869	148%
Christopher R. Clegg	272,160	(5)	120,000	50,700	442,860	148%
K. Alan Dick	228,735	(6)	127,500	63,113	419,348	132%

(1)	Mr. Demetriou’s annual payment includes amounts payable in satisfaction of Company MIP EBITDA and MIP TCF, as well as an assessment of his individual performance. Mr. Demetriou’s individual component was evaluated based on a variety of performance goals, including, generally, areas of operational concern, such as safety, AOS, global and strategic Company growth, and capital projects.
(2)	Mr. Baan’s annual payment includes amounts payable in satisfaction of Company MIP EBITDA, Europe MIP EBITDA and MIP TCF as well as an assessment of his individual performance. Mr. Baan’s individual component was evaluated based on a variety of performance goals, including, generally, areas of operational concern, such as safety, AOS, research and development, and global and strategic Company growth. Amounts reported for Mr. Baan reflect the year-end conversion rate used by the Company (equaling 1.074 U.S.$ to 1 CHF for 2011).
(3)	Mr. Stack’s annual payment includes amounts payable in satisfaction of Company MIP EBITDA and MIP TCF, as well as an assessment of his individual performance. Mr. Stack’s individual component was evaluated based on a variety of performance goals, including, generally, areas of the Company’s financial and risk assessment systems, as well as global and strategic Company growth.

(4)	Mr. Weidenkopf’s annual payment includes amounts payable in satisfaction of Company MIP EBITDA and MIP TCF, as well as an assessment of his individual performance. Mr. Weidenkopf’s individual component was evaluated based on a variety of performance goals, including, generally, areas related to the Company’s human resources systems, communications, and support for the Company’s global and strategic growth initiatives.
(5)	Mr. Clegg’s annual payment includes amounts payable in satisfaction of Company MIP EBITDA and MIP TCF, as well as an assessment of his individual performance. Mr. Clegg’s individual component was evaluated based on a variety of performance goals, including, generally, areas related to the Company’s legal systems, Company compliance and risk assessment systems, as well as global and strategic Company growth.
(6)	Mr. Dick’s annual payment includes amounts payable in satisfaction of Company MIP EBITDA, RPNA MIP EBITDA and MIP TCF, as well as an assessment of his individual performance. Mr. Dick’s individual component was evaluated based on a variety of performance goals, including, generally, areas of operational concern, such as safety, AOS, global and strategic Company growth, training and capital projects.

Our MIP is reviewed each year, and certain program design changes have been adopted for bonuses awarded in connection with 2012 MIP awards including a change to make the full amount of each plan participant’s (including our named executive officers’) bonus opportunity subject to only annual performance targets (instead of having quarterly and individual performance measures). Additionally, with respect to our named executive officers, the individual performance measures were removed while other plan participants will continue to have individual performance measures. Our 2012 MIP performance goals are based 75% on Adjusted EBITDA (described above) and 25% on working capital productivity (rather than cash flow) as we believe this performance measure is visible, tangible and closely aligned with the daily accountability of each of our business units, as well as mitigates the impact of changes in the LME. We calculate our working capital productivity on a trailing annual basis by taking the last twelve months average working capital amount divided by the last twelve months net sales and converting this percentage to days by multiplying it by 365. Additionally, after an assessment of Messrs. Demetriou’s and Baan’s performance and execution of their responsibilities, each of their target and maximum bonus percentages in respect of 2012 MIP awards were increased by 10% to 110% and 220% (with respect to Mr. Demetriou) and 85% and 170% (with respect to Mr. Baan). In addition, in contemplation of an Aleris Corporation initial public offering, the Board of Directors of Aleris Corporation has approved a restatement of the MIP, which would be renamed as the Aleris Corporation 2012 Management Incentive Plan, that would become effective only if and when an initial public offering of Aleris Corporation became effective (which is not guaranteed to occur). The proposed changes that would be incorporated into the amended and restated MIP are generally described below following the compensation tables under the heading “Pending Plan Revisions.”

Equity Incentive Program

Under the Old AII, Inc. stock incentive plan in place before June 1, 2010, each of our named executive officers, along with other key management personnel were granted stock options to purchase Old AII, Inc. common stock. These outstanding Old AII, Inc. equity awards were canceled upon our emergence from bankruptcy without consideration to the holders of the awards. Stock options that were canceled for our named executive officers who had participated in the prior stock incentive plan include: 186,887 stock options held by Mr. Demetriou, 48,157 stock options held by Mr. Stack, 33,339 stock options held by Mr. Clegg, and 30,000 stock options held by Mr. Dick. All of these stock options, granted on February 1, 2007, had an exercise price of $100, the fair market value of a share of Old AII, Inc. common stock on the date of grant. Similarly, 80,000 stock options granted to Mr. Baan on May 8, 2008 and 3,534 shares of restricted stock granted to Mr. Baan on April 7, 2008 when he joined the Company, were also canceled without consideration.

As of the Emergence Date, Aleris Corporation adopted the Aleris Holding Company 2010 Equity Incentive Plan (“Equity Incentive Plan”) to replace the prior stock incentive plan. The Equity Incentive Plan is designed to attract, retain, incentivize and motivate employees, consultants and non-employee directors of Aleris

Corporation, its subsidiaries and affiliates and to promote the success of our businesses by providing such participating individuals with a proprietary interest in Aleris Corporation. The Equity Incentive Plan allows for the granting of non-qualified stock options (“stock options”), stock appreciation rights, restricted stock, restricted stock units (“RSUs”) and other stock-based awards. The maximum number of shares of Aleris Corporation common stock which may be issued under the Equity Incentive Plan was originally 2,928,810 shares, representing 9% of the shares of Aleris Corporation’s common stock authorized upon emergence, and, of that amount, grants of RSUs are limited to 325,423 shares. The total shares which may be issued under the Equity Incentive Plan was ultimately increased to 3,761,127 after taking into effect an increase in the number of shares underlying outstanding stock options in order to eliminate the dilution that would have occurred as a result of the 2011 Stockholder Dividends, as discussed below. The Equity Incentive Plan is administered by the Board of Directors of Aleris Corporation, or a committee thereof, and may generally be amended or terminated at any time. Each of our named executive officers received, effective as of June 1, 2010, significant grants of stock options and RSUs, in each case subject to the Equity Incentive Plan and the terms of an applicable award agreement, as part of our emergence from bankruptcy, which were awarded both for their retentive qualities and to provide meaningful incentives related to the Company’s future long-term growth. In contemplation of a potential initial public offering of Aleris Corporation, the Board of Directors of Aleris Corporation has approved an amendment and restatement of the Equity Incentive Plan, which would be renamed the Aleris Corporation 2012 Equity Incentive Plan, and which would become effective only if and when an initial public offering of Aleris Corporation became effective (which is not guaranteed to occur). The proposed changes that would be incorporated into an amended and restated 2012 Equity Incentive Plan are generally described below following the compensation tables under the heading “Pending Plan Revisions.”

Stock Option Grants Awarded in June 2010

The June 1, 2010 stock options were granted in three tranches, with increasing exercise prices whereby the first tranche had an exercise price of $29.76 (the June 1, 2010 fair market value on the date of grant, the “FMV Stock Option”), the second tranche had an exercise price of $44.64 (the “Premium Stock Option”), and the third tranche had an exercise price of $59.52 (the “Super-Premium Stock Option”). Since the options generally have no compensatory value until the price of a share of our common stock exceeds the exercise price of the stock option, granting the stock options with these “premium” and “super-premium” exercise prices increases the retention value of the awards. The awards are designed to further align interests of our named executive officers, along with certain other key management personnel who were also granted this type of stock option, to the interests of Aleris Corporation’s stockholders and incentivizes them to focus on increasing our overall value over time. Each tranche of the stock options granted in June 2010 to our named executive officers vests with respect to 6.25% of the underlying shares subject to such tranche on each quarterly anniversary of the Emergence Date, over a period of four years. Vested stock options remain exercisable for a period of ten years, unless there is a Change in Control or the holder of the stock options incurs a termination of employment. For a discussion of the effect on these stock options in the event of a Change in Control and a named executive officer’s termination, please see the section entitled “Potential Payments Upon Termination and Change in Control—Equity Award Agreements.” For a description of certain proposed changes to the terms of the stock option award agreements that would become effective only if and when an initial public offering of Aleris Corporation became effective (which is not guaranteed to occur), please see the section entitled “Pending Plan Revisions.”

The following table sets forth the amount of stock options granted to each named executive officer, showing the original number of shares underlying each grant and the number of shares on a post-adjusted basis (following the 2011 Stockholder Dividends):

	FMV stock option		Premium stock option		Super-premium stock option
	Original grant	Post- dividend adjustments	Original grant	Post- dividend adjustments	Original grant	Post-dividend adjustments
	Exercise price of $29.76	Exercise price of $21.19	Exercise price of $44.64	Exercise price of $31.78	Exercise price of $59.52	Exercise price of $42.38
Steven J. Demetriou	325,423	457,179	81,356	114,293	81,356	114,293
Roelof IJ. Baan	115,981	162,937	28,995	40,733	28,995	40,733
Sean M. Stack	103,615	145,566	25,904	36,391	25,904	36,391
Thomas W. Weidenkopf	72,504	101,858	18,126	25,463	18,126	25,463
Christopher R. Clegg	72,504	101,858	18,126	25,463	18,126	25,463
K. Alan Dick	72,504	101,858	18,126	25,463	18,126	25,463

Stock Option Grants Awarded in 2011

As we moved further away from our reorganization, the Board of Directors of Aleris Corporation began to only grant FMV Options. As part of the Company’s and Aleris Corporation’s evaluation of compensation levels conducted in early 2011, Mr. Dick received a grant of 15,000 stock options in February 2011 with an exercise price of $50.41 (the fair market value of a share of Aleris Corporation common stock on the date of grant) in order to strengthen the retentive value of his equity compensation. Mr. Dick’s February 2011 stock option grant was ultimately adjusted to 21,071 options with an exercise price of $35.89 following the November stockholder dividend. This stock option grant, reported for the last completed fiscal year in the “Summary Compensation table,” vests in two equal installments on December 31, 2012 and December 31, 2014, subject to Mr. Dick’s continued employment. Other than the vesting schedule, the stock options granted in February 2011 are subject to similar terms and conditions as applied to the June 2010 grants. No grants of stock options were made to any other of our named executive officers in 2011.

Impact of Certain Stockholder Dividends on Outstanding Stock Options

Under the terms of the Equity Incentive Plan, in the event of, among other events, a share dividend or other distribution of securities or other property in respect of shares or other securities (other than ordinary recurring cash dividends), the Board of Directors of Aleris Corporation will promptly make equitable and appropriate adjustments in the number and/or kind of the securities and/or property that are subject to the stock option, and/or exercise price, and/or other terms or conditions of the stock option so as to avoid dilution or enlargement of the benefits or potential benefits represented by the stock option. Appropriate and equitable adjustments to the number of shares that underlies each outstanding stock option and the exercise price applicable to each tranche were made by a special committee of the Board of Directors of Aleris Corporation with respect to the February stockholder dividend and were made by the Committee with respect to each of the June stockholder dividend and November stockholder dividend. The information in the “Summary Compensation table” and other tables that follow reporting equity-based compensation matters following the “Compensation Discussion and Analysis” reflect the number of shares underlying each option and the applicable exercise prices on a post-dividend basis (i.e. taking into account the 2011 Stockholder Dividends). For further information on the stock option adjustments, please see the information under the heading “Outstanding Option Adjustment” following the “Grants of Plan-Based Awards table.”

RSUs Awarded in June 2010

The RSUs granted to each named executive officer in June 2010 also vest with respect to 6.25% of the full amount granted on each quarterly anniversary of the Emergence Date over a period of four years. In connection with the settlement of RSUs each quarter, generally, promptly after each vesting date, a number of shares of Aleris Corporation common stock are issued to the named executive officer with respect to the number of RSUs that vested on such date. Any withholding tax due as a result of the RSUs’ vesting will either, at the executive’s election, be paid in cash to the Company by the named executive officer, or by having the Company reduce the number of shares issued to the named executive officer by the number of shares that has a value equal to the amount of the withholding tax. Prior to March 1, 2011 (when their employment agreements were amended), Messrs. Demetriou and Stack could have requested a loan from the Company to cover the amount of the withholding tax, which, if requested, would be in the form of a revolving three-year full recourse, but unsecured, loan at the interest rate of 3.95%. Mr. Demetriou and Mr. Stack each entered into a loan of this nature with the Company in connection with the RSUs that vested on September 1, 2010 and December 1, 2010. However, each of these loans was repaid in full by Mr. Demetriou and Mr. Stack, respectively, prior to March 11, 2011. The award agreements with respect to RSUs for Mr. Demetriou and Mr. Stack have each been amended to eliminate the possibility of future loans. A description of the effect on these RSUs of a change in control and a named executive officer’s termination is below under the heading “Potential Payments Upon Termination and Change in Control—Equity Award Agreements.” A description of certain changes to the terms of the RSU award agreements, which would become effective only if and when an initial public offering of Aleris Corporation became effective (which is not guaranteed to occur) is below under the heading “Pending Plan Revisions.”

The following table sets forth the amount of RSUs granted to each named executive officer in June 2010:

Name	RSUs
Steven J. Demetriou	81,356
Roelof IJ. Baan	28,995
Sean M. Stack	25,904
Thomas W. Weidenkopf	18,126
Christopher R. Clegg	18,126
K. Alan Dick	18,126

RSUs awarded in 2011

As part of the Company’s evaluation of compensation levels conducted in early 2011, Mr. Dick received a grant of 5,000 RSUs in February 2011 in order to strengthen the retentive value of his equity compensation, which will vest 50% on December 31, 2012 and 50% on December 31, 2014. Other than the vesting schedule, the RSUs granted in February 2011 are subject to similar terms and conditions as applied to the June 2010 RSU grants. No grants of RSUs were made to any other of our named executive officers in fiscal year 2011.

Impact of Certain Stockholder Dividends on Outstanding RSUs

Generally our named executive officers do not have any rights with respect to the shares underlying their unvested RSUs until each RSU becomes vested and the named executive officer is issued a share of Aleris Corporation common stock in settlement of the RSU. However, the RSUs granted to each of our named executive officers include a dividend equivalent right, pursuant to which the named executive officer is entitled to receive, for each RSU, a payment equal in amount to any dividend or distribution made with respect to a share of Aleris Corporation common stock, at the same time as the dividend or distribution is made to the stockholders generally. Pursuant to this dividend equivalent right, in connection with the 2011 Stockholder Dividends, each of our named executive officers, along with all other holders of RSUs, received a cash payment for each unvested RSU in an amount equal to the per share dividend amount that was payable to the holders of Aleris Corporation common stock.

Equity Awards are Subject to Clawback Provisions

Both the stock options and RSUs, and any shares issued upon exercise or settlement of, as applicable, are subject to a clawback provision in the event any named executive officer materially violates the restrictive covenants in his employment agreement relating to non-competition, non-solicitation or non-disclosure or engaged in fraud or other willful misconduct that contributes materially to any significant financial restatement or material loss. In such case, the Board of Directors may, within six months of learning of the conduct, cancel the stock options or RSUs or require the applicable named executive officer to forfeit to us any shares received in respect of such stock options or RSUs or to repay to us the after-tax value realized on the exercise or sale of such shares. Any such named executive officer will be provided a 15-day cure period, except in cases where his or her conduct was willful or where injury to us and our affiliates cannot be cured.

Retirement, Postemployment Benefits and Deferred Compensation

We offer our executive officers, including our named executive officers who reside and work in the United States, the same retirement benefits as other Aleris employees, including participation in the Aleris 401(k) Plan (the “401(k) Plan”) and, for those who qualify as former employees of Commonwealth Industries, Inc., the Aleris Cash Balance Plan (formerly known as the Commonwealth Industries, Inc. Cash Balance Plan) (the “Cash Balance Plan”). In the United States, we also sponsor a nonqualified deferred compensation program under which certain executives, including the named executive officers, are eligible to elect to save additional salary amounts for their retirement outside of the 401(k) Plan and/or to elect to defer a portion of their compensation and MIP bonus payments. For a further description of our Deferred Compensation Plan and the payments that were made in 2011, please see the sections entitled “Pension Benefits as of December 31, 2011” and “Non-Qualified Deferred Compensation.”

Mr. Baan, who is based in Switzerland, does not participate in the 401(k) plan nor the Cash Balance Plan described above. Mr. Baan participates in one of the three forms of the Aleris Switzerland GmbH Neuhausen am Rhenfall (the “Swiss Pension Plan”), which is maintained in compliance with the regulations imposed by the Occupation Pensions Act in Switzerland. Under the terms of Mr. Baan’s employment agreement, Mr. Baan receives 25% of the amount of his base salary from the Company with respect to his retirement account. Under the Swiss Pension Plan, a cash balance-type benefit is paid upon the retirement of the participant. For a further description of the Swiss Pension Plan, please see the section entitled “Pension Benefits as of December 31, 2011.”

Perquisites

We provide some perquisites to the named executive officers in the United States, including providing payment for financial advisory services and an annual medical examination, as well as a tax-gross up for the additional income tax liability as a result of receiving these benefits. Mr. Demetriou additionally receives a club membership for business use, a tax-gross up payment for this benefit, and supplemental life insurance policies. He reimburses us for any personal use of the club. We also make indoor parking spaces available to certain executives at the Cleveland headquarters, including Messrs. Demetriou, Stack, Weidenkopf, Clegg and Dick. We also occasionally invite spouses and family members of certain of our executives, including the named executive officers, to participate in business-related entertainment events arranged by the Company, which sometimes includes the executive’s spouse or guest traveling with the executives on commercial flights or on company-sponsored aircraft. To the extent any travel or participation in these events by the executive’s spouse or guest results in imputed income to the named executive officer, Mr. Demetriou is entitled, and other named executive officers may be entitled (subject to approval by the CEO) to a tax gross-up payment on such imputed income. We believe that these perquisites are less extensive than is typical both for entities with whom we compete and in the general market for executives of industrial companies in the United States, especially in the case of the chief executive officer. Mr. Baan is provided with a car and other perquisites including parking at the Company’s facility in Switzerland, a housing reimbursement, supplemental private medical insurance that provides coverage for him and his dependents and reimbursement for an annual medical examination in the United States. Additionally, effective as of January 2012, Mr. Baan receives a tax gross up as part of his housing reimbursement.

Change in Control and Termination Arrangements

Each of our named executive officers is subject to certain benefits upon a change in control of the Aleris Corporation (described and defined as a “Change of Control” in the Equity Incentive Plan, referred to herein as a “Change in Control”) and in connection with certain terminations of employment pursuant to their employment agreements and equity award agreements. Under their employment agreements, generally, in the event of an involuntary termination, the named executive officers are eligible for severance benefits. In the event of a Change in Control, pursuant to the stock option and RSU award agreements, a portion of any unvested awards may vest, with the number of accelerated awards depending on the amount of liquidity gained by the Oaktree Funds and the Apollo Funds in the Change in Control transaction. More detailed descriptions of the Change in Control and termination provisions of the employment agreements and stock option and RSU agreements (including certain contemplated amendments) are set forth below under the sections entitled “Potential Payments Upon Termination of Change in Control” and “Pending Plan Revisions.”

Summary Compensation Table for Fiscal Year 2011

The following table sets forth a summary of compensation with respect to our named executive officers for the fiscal year ended December 31, 2011.

		Salary	Bonus	Stock awards	Option awards	Non-equity incentive plan compensation	Change in pension value and nonqualified deferred compensation earnings	All other compensation	Total
Name and Principal Position	Year	($)	($)	($)(1)	($)(2)	($)	($)(3)	($)(4)(5)	($)
Steven J. Demetriou	2011	1,000,000	—	—	—	1,487,480	3,204	1,599,425	4,090,109
Chairman and Chief Executive Officer	2010	1,000,000	—	2,256,001	6,884,329	1,547,500	498	74,510	11,762,838

Roelof IJ. Baan	2011	1,020,375	—	—	—	1,140,729	241,562	639,074	3,041,740
Executive Vice President and Chief Executive Officer, Global Rolled & Extruded Products(6)	2010	913,091	—	804,031	2,453,572	1,099,544	228,618	416,741	5,915,596

Sean M. Stack	2011	443,750	—	—	—	506,318	2,894	492,511	1,445,473
Executive Vice President & Chief Financial Officer(7)	2010	400,000	—	718,318	2,191,981	464,290	—	29,599	3,804,188

Thomas W. Weidenkopf	2011	375,000	—	—	—	416,869	—	310,790	1,102,659
Executive Vice President Human Resources & Communications	2010	375,000	—	502,634	1,533,822	435,235	—	19,576	2,866,267

Christopher R. Clegg	2011	393,750	—	—	—	442,860	3,476	330,257	1,170,343
Executive Vice President, General Counsel and Secretary(7)	2010	350,000	—	502,634	1,533,822	406,219	490	19,582	2,812,747

K. Alan Dick	2011	419,583	100,000	202,200	268,024	419,348	7,639	421,066	1,837,860
Executive Vice President and Chief Executive Officer, Global Recycling(7)(8)	2010	360,000	—	502,634	1,533,822	320,625	294	26,234	2,743,609

(1)	The amounts in this column represent the grant date fair value of the equity award calculated in accordance with FASB ASC Topic 718; however, the grant date fair value amount did not take into account the right of award holders to receive dividends pursuant to dividend equivalent rights with respect to outstanding unvested RSU awards.
(2)

The amounts in this column represent the grant date fair value of the equity award calculated in accordance with FASB ASC Topic 718. The fair value of the stock options will likely vary from the actual value the holder may receive on exercise because the actual value depends on the number of options exercised and the market price of Aleris Corporation common stock on the date of exercise. Details and assumptions used in calculating the grant date fair value of the stock options may be found in Note 13, “Stock-Based Compensation,” to the Company’s audited consolidated financial statements included elsewhere in this prospectus. With respect to the stock options granted in 2010 that are reported for the fiscal year ended December 31, 2010 above, as more fully described in the “Compensation Discussion and Analysis,” the options were granted in three tranches, with varying exercise prices. Underlying figures reflect the adjustments in connection with the 2011 Stockholder Dividends, which adjustments did not result in any change to the incremental fair value of the original awards.
(3)	Entire amount represents change in the actuarial present value of the executive’s benefit under the Cash Balance Plan. For additional information see the section entitled “Pension Benefits” below.
(4)	The Company provides perquisites to its executives. See the section entitled “Perquisites” above. The following table below sets forth certain perquisites for 2011 and certain related additional “other” compensation items, for our named executive officers. Amounts set forth in the table below represent actual costs, other than for parking. A specified number of parking spaces are allocated to the Company in the lease for our Cleveland location. The table sets forth the costs that would have been paid by the named executive officer for the parking spaces. Tax gross-up payments are made to the named executive officers for club membership, annual physicals and financial planning services, as applicable.

Name	Annual physical ($)	Financial planning ($)	Supplemental insurance ($)	Parking ($)	Auto ($)	Club membership ($)	Tax gross-up ($)	Spousal travel and entertainment and related tax gross-up (a) ($)	Housing allowance ($)	401(k) match contrib. (b) ($)	Nonqual. deferred comp. contrib. (c) ($)	Total ($)
Steven J. Demetriou	—	10,555	22,685	1,080	—	27,939	31,431	52,462	—	9,800	49,700	205,652
Roelof IJ. Baan(d)	—	—	14,436	2,062	44,221	—	—	242	128,880	—	—	189,841
Sean M. Stack	—	16,727	—	1,080	—	—	8,618	724	—	9,800	14,250	51,199
Thomas W. Weidenkopf	3,058	10,555	—	1,080	—	—	11,115	175	—	6,881	—	32,864
Christopher R. Clegg	—	10,555	—	1,080	—	—	8,618	175	—	9,800	13,488	43,716
K. Alan Dick	1,987	10,555	—	1,080	—	—	10,240	7,787	—	9,800	13,076	54,525

(a)	Amounts included in this column represent the incremental cost of our named executive officers’ spouses and guests participating in certain business-related entertainment events and travel in connection with such events. Where a spouse or guest traveled with a named executive officer utilizing a Company-sponsored aircraft on an otherwise scheduled business flight, there was no incremental cost to the Company associated with the spouse or guests’ accompaniment. Where a spouse or guest traveled with a named executive officer utilizing commercial flights, the incremental cost has been calculated based on the actual cost to the Company of the ticket or related fees. With respect to entertainment expenses attributed to a named executive officer’s spouse, the incremental cost is calculated based on the cost of meals or individually-purchased event tickets that are attributable to the spouse or guest’s attendance.
(b)	Amounts included in this column represent matching contributions made to the Aleris 401(k) Plan on behalf of the named executive officers.
(c)	Amounts included in this column represent contributions made to the Aleris International, Inc. Deferred Compensation and Retirement Benefit Restoration Plan on behalf of the named executive officers.
(d)	For Mr. Baan, amounts have been converted using the year-end conversion rate used by the Company (equaling 1.074 U.S.$ to 1CHF for 2011). The amount listed under “Supplemental Insurance” represents the annual amount paid by the Company for supplemental medical insurance for Mr. Baan and his dependents in Switzerland, the amount listed under “Automobile” represents the annual car allowance and related costs, and the amount included in the “Housing Allowance” column represents the annual housing allowance
(5)	The amounts in this column include, in addition to the amounts set forth in the table in Footnote 4 above: (i) the aggregate of dividend payments made in connection with our 2011 Stockholder Dividends in respect of shares issued to the applicable named executive officer in connection with the vesting of RSU awards prior to the dividend record date, in the amounts of $336,138, $80,765, $104,560, $42,278, $50,893, and $50,893 to Messrs. Demetriou, Baan, Stack, Weidenkopf, Clegg and Dick, respectively, and (ii) the aggregate of the dividend equivalent rights payments made in connection with the 2011 Stockholder Dividends in respect of unvested RSUs that remained outstanding at the time of the dividend record date, in the amounts of $1,057,635, $368,468, $336,752, $235,648, $235,648, and $315,648 to Messrs. Demetriou, Baan, Stack, Weidenkopf, Clegg and Dick, respectively.

(6)	To convert compensation values to U.S.$, the year-end conversion rate used by the Company (equaling 1.074 U.S.$ to 1 CHF for 2011), was applied to each payment.
(7)	The salary amounts for 2011 reflect the salary increases which became effective in February 2011.
(8)	In February 2011 the Company granted Mr. Dick a $300,000 retention bonus, one-third of which vested and was paid on December 31, 2011. The remainder will vest in two equal installments on December 31 of 2012 and 2013, payments of which are conditioned on Mr. Dick’s being employed by the Company on the respective vesting dates. Upon termination by the Company without cause or by Mr. Dick for good reason (as defined in his employment agreement), Mr. Dick is entitled to receive any unvested portion of the retention bonus.

Grants of Plan-Based Awards for Fiscal Year 2011

The following table provides information concerning outstanding non-equity incentive plan awards as of December 31, 2011 and equity awards granted under the Equity Incentive Plan for the only named executive officer, Mr. Dick, who received a grant in 2011. All equity and equity-based awards are in respect of Aleris Corporation common stock. Actual payments under the MIP, that have been or are expected to be paid with respect to 2011 performance, are discussed above under the section entitled “Base Salary and Cash Bonus Awards” and included in the “Summary Compensation table” above.

			Estimated possible payouts under non-equity incentive plan awards			All other stock awards: number of shares of stock or units (#)	All other option awards: number of securities underlying options (#)(2)	Exercise or base price of option awards ($/Sh)(2)	Grant date fair value of stock and option awards ($)
Name	Type	Grant date	Threshold ($)	Target ($)	Maximum ($)
Steven J. Demetriou	MIP			1,000,000	2,000,000
Roelof IJ. Baan(1)	MIP			765,281	1,530,562
Sean M. Stack	MIP			337,500	675,000
Thomas W. Weidenkopf	MIP			281,250	562,500
Christopher R. Clegg	MIP			300,000	600,000
K. Alan Dick	MIP			318,750	637,500
	FMV Option	2/2/2011					21,071	35.89	268,024
	RSU	2/2/2011				5,000			202,200

(1)	To convert compensation values to US$, a year-end conversion rate used by the Company (equaling 1.074 U.S.$ to 1 CHF for 2011) was applied to the estimated possible MIP payouts.
(2)	Figures shown in this column reflect cumulative adjustments made as a result of the 2011 Stockholder Dividends.

Outstanding Option Adjustment

In light of the 2011 Stockholder Dividends, as noted in the “Compensation Discussion and Analysis,” for the February stockholder dividend, a special committee of the Board of Directors of Aleris Corporation and, for the June and November stockholder dividends, the Committee implemented appropriate and equitable adjustments to the number of shares of Aleris Corporation common stock that underlies each outstanding stock option and the exercise price applicable to each tranche in order to avoid a dilutive effect on the outstanding stock options. In this regard the number of shares underlying each stock option that was outstanding on the dividend record date was increased by dividing the number of shares for each outstanding option that were granted before the February stockholder dividend, the June stockholder dividend, or November stockholder dividend, as applicable, by an adjustment ratio, and the exercise price of each option was decreased by multiplying the exercise price that applied before the February stockholder dividend, June stockholder dividend, or November stockholder dividend, as applicable, by the same adjustment ratio. The adjustment ratio was calculated based on the determination by a special committee of the Board of Directors of Aleris Corporation of the fair market value of a share of Aleris Corporation’s common stock immediately before and after the payment of the February stockholder dividend, the June stockholder dividend, and November stockholder dividend, as applicable. This adjustment ratio has been applied to each FMV Stock Option, Premium Stock Option, Super-Premium Stock Option and any other outstanding stock options granted after June 2010 and before the applicable record date in connection with each dividend event. Except with respect to the number of shares underlying outstanding options, no other adjustments were made to the number of shares of common stock available for grant under the Equity Incentive Plan, nor to the number of those shares that may be granted in the form of RSUs in connection with the 2011 Stockholder Dividends.

The following is an example of the adjustments that applied to the FMV Stock Option, Premium Stock Option and Super-Premium Stock Option, assuming an original June 2010 grant of 10,000 FMV Stock Options, 2,000 Premium Stock Options and 2,000 Super-Premium Stock Options:

	Original grant		Post-February dividend adjustment		Post-June dividend adjustment		Post-November dividend adjustment
	Shares	Exercise price ($)	Shares	Exercise price ($)	Shares	Exercise price ($)	Shares	Exercise price ($)
FMV Option	10,000	29.76	12,352	24.10	13,111	22.70	14,047	21.19
Premium Option	2,000	44.64	2,470	36.14	2,621	34.05	2,808	31.78
Super-Premium Option	2,000	59.52	2,470	48.19	2,621	45.40	2,808	42.38

Employment Agreements

As of the Emergence Date, the Company, together with Aleris Corporation, entered into employment agreements with each of our named executive officers. As originally executed, for the U.S.-based executives, including Messrs. Demetriou, Stack, Weidenkopf, Clegg and Dick, the term of these employment agreements commenced upon the Emergence Date and generally terminates on the third anniversary of the Emergence Date, except that each term shall be automatically extended for additional one-year periods unless either the executive or the Company provides notice within a specified time period (one year in the event of the Company’s election with respect to Mr. Demetriou and six months with respect to the other named executive officers and 90 days in the event of the executive’s election with respect to Mr. Demetriou and 60 days with respect to the other named executive officers) of its intent not to renew. The term of the employment agreement with Mr. Baan (who is based in Switzerland) continues indefinitely until his employment is terminated with at least two months notice, either by the Company or by Mr. Baan. The notice period would be reduced for all of the executives (other than Mr. Baan) to 30 days as part of amendments that would be effective only if and when an initial public offering of Aleris Corporation were to become effective (which is not guaranteed to occur). These amendments are more fully described below in the section entitled “Potential Payments Upon Termination or Change in Control—Employment Agreements.” The employment agreements provide for base salary, annual bonus opportunity and the grant of stock options and RSUs, as described herein. The named executive officers are entitled to participate in all employee benefit plans and programs of the Company and Aleris Corporation and in all perquisite and fringe benefits which are from time to time made available to senior employees by the Company and Aleris Corporation. Mr. Demetriou’s perquisites cannot be adversely changed (without his consent) for the three-year period following the Emergence Date from those he was entitled to receive as of the Emergence Date. In addition, Mr. Demetriou and Mr. Stack agreed to purchase certain shares of the Aleris Corporation’s common stock upon the Emergence Date and executed a stockholders agreement in this regard, as described below. The employment agreements also set forth the rights and obligations of the named executive officer upon a termination of employment, which provisions would also be amended, only if and when an initial public offering of Aleris Corporation were to become effective (which is not guaranteed to occur), as described below in the sections entitled “Potential Payments Upon Termination or Change in Control” and “Pending Plan Revisions.”

Stockholders Agreement

Prior to an initial public offering of Aleris Corporation (which is not guaranteed to occur), if and when any of the stock options granted under the Equity Incentive Plan are exercised and when shares are issued pursuant to the settlement of RSUs granted under the Equity Incentive Plan, each participant, including our named executive officers, automatically becomes a party to the Stockholders Agreement. The Stockholders Agreement provides that the holder of shares of common stock may not, except in limited circumstances, transfer any of the shares of Aleris Corporation common stock that are acquired upon the exercise of stock options or settlement of RSUs. In addition, if (i) the Oaktree Funds propose to transfer more than 2% of their common stock to any person who is not an affiliate of the Oaktree Funds or the Apollo Funds, or (ii) if the Oaktree Funds transfer more than 5% of their common stock to the Apollo Funds and the Apollo Funds in turn transfer such shares to any person who is not an affiliate of the Apollo Funds within 90 days of receiving such shares from the Oaktree Funds, a notice will be issued to provide other stockholders, including the named executive officers with an opportunity to sell a proportionate number of shares to such person, based on such terms as may be set forth in that notice. Further, if stockholders holding a majority of the outstanding shares of Aleris Corporation common stock together propose to transfer, in one or a series of transactions, to either (i) a person who is not an affiliate of any of the stockholders in the group proposing such transfer, or (ii) a group that was established to purchase the Company that includes any of the stockholders proposing the transfer or its affiliates, but only if such stockholders proposing the transfer control no more than 10% of the voting securities of such group, the group proposing the transfer will be able to require other stockholders, including the named executive officers, to transfer a proportionate number of their shares of common stock to such person or group. The Stockholders Agreement will terminate upon the consummation of an initial public offering of Aleris Corporation (which is not guaranteed to occur), and will no longer be applicable to shares issued upon the exercise or vesting of stock options or RSUs, respectively.

Outstanding Equity Awards as of December 31, 2011

The following table provides information concerning outstanding equity awards for purchase of shares of common stock of Aleris Corporation as of December 31, 2011 for each of our named executive officers. The number of securities underlying options and exercise prices reported below reflect the cumulative adjustments in connection with the 2011 Stockholder Dividends.

	Option awards					Stock awards
Name	Number of securities underlying unexercised options exercisable(1)	Number of securities underlying unexercised options unexercisable(1)		Option exercise price ($)(1)	Option expiration date	Number of shares or units of stock that have not vested(2)		Market value of shares or units of stock that have not vested ($)(3)
Steven J. Demetriou	171,442	285,737	(4)	21.19	6/1/2020
	42,859	71,434	(4)	31.78	6/1/2020
	42,860	71,433	(4)	42.38	6/1/2020
						50,848	(5)	2,440,704
Roelof IJ. Baan	61,101	101,836	(4)	21.19	6/1/2020
	15,274	25,459	(4)	31.78	6/1/2020
	15,275	25,458	(4)	42.38	6/1/2020
						18,122	(5)	869,856
Sean M. Stack	54,587	90,979	(4)	21.19	6/1/2020
	13,647	22,744	(4)	31.78	6/1/2020
	13,647	22,744	(4)	42.38	6/1/2020
						16,190	(5)	777,120
Thomas W. Weidenkopf	38,196	63,662	(4)	21.19	6/1/2020
	9,549	15,914	(4)	31.78	6/1/2020
	9,549	15,914	(4)	42.38	6/1/2020
						11,329	(5)	543,792
Christopher R. Clegg	38,196	66,362	(4)	21.19	6/1/2020
	9,549	15,914	(4)	31.78	6/1/2020
	9,549	15,914	(4)	42.38	6/1/2020
						11,329	(5)	543,792
K. Alan Dick	38,196	66,362	(4)	21.19	6/1/2020
	9,548	15,915	(4)	31.78	6/1/2020
	9,549	15,914	(4)	42.38	6/1/2020
	—	21,071	(6)	35.89	2/2/2021
						16,329	(7)	783,792

(1)	The amounts shown reflect cumulative adjustments made as a result of the 2011 Stockholder Dividends.
(2)	The unvested shares reflected in this column are time-based restricted stock units.
(3)	The amounts shown in this column are based upon the valuation of one share of Aleris Corporation’s common stock on December 31, 2011, which was $48.00.
(4)	The options shown in this column will vest in ten remaining equal quarterly installments on March 1, June 1, September 1 and December 1 of years 2012 through 2014, as applicable.
(5)	The restricted stock units in shown in this column will vest in ten remaining equal quarterly installments on March 1, June 1, September 1 and December 1 of years 2012 through 2014, as applicable.
(6)	The options shown in this column will vest in two equal installments on December 31, 2012 and December 31, 2014.
(7)	5,000 of the restricted stock units shown in this column will vest in two equal installments on December 31, 2012 and December 31, 2014, and 11,329 of the restricted stock units shown in this column will vest in ten remaining equal quarterly installments on March 1, June 1, September 1 and December 1 of years 2012 through 2014, as applicable.

Option Exercises and Stock Vested January 1-December 31, 2011

	Option awards		Stock awards
	Number of shares acquired on exercise (#)	Value realized on exercise ($)	Number of shares acquired on vesting (#)		Value realized on vesting ($)
Steven J. Demetriou	—	—	20,339	(1)	980,590
Roelof IJ. Baan	—	—	7,249	(2)	349,489
Sean M. Stack	—	—	6,476	(3)	312,224
Thomas W. Weidenkopf	—	—	4,532	(4)	218,499
Christopher R. Clegg	—	—	4,532	(5)	218,499
K. Alan Dick	—	—	4,532	(6)	218,499

(1)	In connection with Mr. Demetriou’s vesting events, 13,659 shares were issued to the executive and 6,680 shares were surrendered to pay taxes associated with such vesting events.
(2)	In connection with Mr. Baan’s vesting events, 5,284 shares were issued to the executive and 1,965 shares were surrendered to pay taxes associated with such vesting events.
(3)	In connection with Mr. Stack’s vesting events, 4,348 shares were issued to the executive and 2,128 shares were surrendered to pay taxes associated with such vesting events.
(4)	In connection with Mr. Weidenkopf’s vesting events, 3,104 shares were issued to the executive and 1,428 shares were surrendered to pay taxes associated with such vesting events.
(5)	In connection with Mr. Clegg’s vesting events, 3,446 shares were issued to the executive and 1,086 shares were surrendered to pay taxes associated with such vesting events.
(6)	In connection with Mr. Dick’s vesting events, 3,446 shares were issued to the executive and 1,086 shares were surrendered to pay taxes associated with such vesting events.

Pension Benefits as of December 31, 2011

The following table provides information with respect to each pension plan that provides for payments or other benefits at, following or in connection with retirement. This includes tax-qualified defined benefit plans and supplemental executive retirement plans, but does not include defined contribution plans (whether tax-qualified or not). Values reflect the actuarial present value of the named executive officer’s accumulated benefit under the retirement plans, computed as of December 31, 2011. In making this calculation for Messrs. Demetriou, Stack, Clegg and Dick, we used the same economic assumptions that we use for financial reporting purposes (except that retirement is assumed to occur at age 62). These assumptions include the following: (a) retirement age of 62 (the earliest allowable retirement age under the plan without a reduction in benefits); (b) discount rate of 4.50%; (c) cash balance interest crediting rates of 2.72% for 2011 and 3.50% for periods after 2011; and (d) a lump sum form of payment. See the disclosure below regarding the assumptions made with respect to Mr. Baan’s Swiss pension benefit.

Name	Plan name	Number of years credited service (#)	Present value of accumulated benefit ($)
Steven J. Demetriou	Cash Balance Plan	2.6	34,077
Roelof IJ. Baan	Swiss Pension Plan	3.7	863,393	(1)
Sean M. Stack	Cash Balance Plan	2.6	20,114
Thomas W. Weidenkopf	None	N/A	N/A
Christopher R. Clegg	Cash Balance Plan	2.5	31,739
K. Alan Dick	Cash Balance Plan	8.2	60,777

(1)	To convert the present value of accumulated benefit to US$, the year-end conversion rate used by the Company (equaling 1.074 U.S.$ to 1 CHF for 2011) was applied.

As former Commonwealth Industries, Inc. (a predecessor company to Old AII, Inc.) employees, Messrs. Demetriou, Stack, Clegg and Dick are participants in the Cash Balance Plan, which was previously a plan of that predecessor entity. The Cash Balance Plan is a qualified defined benefit plan under the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). Participants’ benefits are determined on the basis of a notional account. Accounts are credited with pay credits between 3.5% and 8.0% of earnings for each year of credited service based on the participant’s age. Interest is credited based on applicable rates of interest on U.S. Treasury bonds. Compensation and benefits are limited to applicable Internal Revenue Code limits. Pay credits were ceased effective December 31, 2006.

Benefits are available to participants as either an annuity or lump sum with an equivalent value to the participant’s account at the time of distribution. Normal retirement is age 65 and unreduced benefits are available at age 62. Benefits are available at earlier ages as long as the participant is vested in the plan. Three years of service is required for vesting. Earnings include base pay and annual incentive payments. The value of stock options and other long-term compensation items are not included.

The plan provides grandfathered benefits to certain participants based on a previous plan benefit formula. None of our named executive officers are eligible for these benefits. Benefit accruals in this plan were frozen effective December 31, 2006 for all participants including our applicable named executive officers.

Mr. Baan is not a participant in the Cash Balance Plan. He participates in the Swiss Pension Plan, a plan operated in accordance with applicable Swiss law. The Swiss Pension Plan provides Mr. Baan with a cash-balance type benefit upon his retirement, whereby, at the participant’s normal retirement date at age 65, he is eligible for an annuity based on his account balance at the time. Under the terms of the plan and Mr. Baan’s employment agreement, service credits of 25% of Mr. Baan’s base salary are contributed annually to the Swiss Pension Plan, and all such contributions are paid by the Company, which includes a mandated contribution under Swiss law. Interest credits are also given on the account balance. No further contributions or interest credits are provided after retirement. In order to calculate the present value for Mr. Baan’s accumulated benefit, the following assumptions were applied: interest crediting rates on the mandated and supplemental accounts of 1.5% and 1.75%, respectively, a retirement age of 65 and a discount rate of 2.82%.

Nonqualified Deferred Compensation

The following table provides information with respect to the Aleris Deferred Compensation and Retirement Benefit Restoration Plan (the “Deferred Compensation Plan”).

Name	Executive contributions in last FY ($)(1)	Registrant contributions in last FY ($)(1)	Aggregate earnings in last FY ($)	Aggregate withdrawals/ distributions ($)	Aggregate balance at last FYE ($)
Steven J. Demetriou	74,375	49,700	(3,114)	—	120,961
Roelof IJ. Baan(2)	—	—	—	—	—
Sean M. Stack	30,062	14,250	—	—	44,312
Thomas W. Weidenkopf(2)	—	—	—	—	—
Christopher R. Clegg	29,109	13,488	—	—	42,597
K. Alan Dick	28,595	13,076	(110)	—	41,562

(1)	The full amounts reported as executive contributions, and Company contributions have been reported in the “Salary” and “All other compensation” columns in the “Summary compensation table,” respectively.
(2)	These named executive officers do not participate in our Deferred Compensation Plan.

Our named executive officers based in the United States are eligible to participate in the Deferred Compensation Plan that benefits only a select group of United States management employees. The Deferred Compensation Plan uses a hypothetical account for each participant who elects to defer income. The participant selects investment funds from a broad range of options. Earnings and losses on each account are determined based on the performance of the investment funds selected by the participant. A participant may elect to defer a minimum of 10% but not more than 50% of his annual base compensation and between 10-95% of his bonus awarded pursuant to the MIP as compensation deferrals. In addition, the participant may elect to defer between 1-5% of his annual base compensation and between 1-5% of his bonus awarded pursuant to the MIP as restoration deferrals. With respect to amounts contributed to the plan by the participant as restoration deferrals the Company provides certain matching contributions and employer contributions. Distributions under the Deferred Compensation Plan may be made as a single lump sum, on a fixed date or schedule, or in equal installments over periods of five or ten years, depending on distribution’s triggering event and the participant’s elections, in compliance with the election and timing rules of Internal Revenue Code Section 409A.

Potential Payments Upon Termination or Change in Control

As discussed in the “Compensation Discussion and Analysis”, the named executive officers are eligible for severance benefits under their employment agreements, as described below, in the event of certain termination of employment events. In addition, certain provisions are triggered pursuant to the stock option and RSU award agreements in the event of a Change in Control or termination of employment.

The payments and benefits to which the named executive officers would be entitled in the event of certain termination of employment events, or as a result of a Change in Control, are set forth in the table below, following a description of these payments, assuming the event occurred on December 31, 2011. For this purpose, we have assumed a value of $48.00 per share of Aleris Corporation common stock.

Employment Agreements

Under the terms of the employment agreements, the named executive officers’ employment may be terminated at any time by either party, subject to certain notice provisions and severance obligations in the event of certain specified terminations. The payments and benefits upon each termination of employment scenario as described herein (other than accrued benefits) are generally conditioned upon the execution of a general release of claims against the Company and the executive’s compliance with certain restrictive covenants discussed below.

Upon a termination without Cause or for Good Reason (each as defined below):

Mr. Demetriou would receive under his agreement without regard to any amendments that would take effect only if and when an initial public offering of Aleris Corporation becomes effective (which is not guaranteed to occur):

•	accrued benefits;

•	any earned annual bonus for the prior year to the extent not yet paid;

•

a cash severance payment equal to (a) in the event termination occurs on or prior to the first anniversary of the Emergence Date, two times the sum of his base salary and target bonus, or (b) in the event termination occurs subsequent to the first anniversary of the Emergence Date, the product of (1) the sum of his base salary and the average bonus paid for the two most recent calendar years (provided that for these purposes, Mr. Demetriou will be deemed to have earned an annual bonus of $1,000,000 for each of 2009 and 2010), and (2) the greater of (x) one and (y) a fraction, the numerator of which is the number of days from the date of termination through the expiration date of the then-outstanding term and the denominator of which is 365, in each case, payable in substantially equal installments consistent with the Company’s payroll practices over a period of two years following the date of termination; and

•

continuation of all medical benefits for (a) in the event termination occurs on or prior to the first anniversary of the Emergence Date, two years, or (b) in the event termination occurs subsequent to the first anniversary of the Emergence Date, the greater of (1) 12 months or (2) the period of time from the date of termination through the expiration date of the then-outstanding term.

For Mr. Demetriou, the timing of severance payments in connection with an involuntary termination following a Change in Control and the period of severance generally would be amended, if and when an initial public offering of Aleris Corporation becomes effective (which is not guaranteed to occur), as described below.

Each of the other named executive officers would receive under his agreement without regard to any amendments that would take effect only if and when an initial public offering of Aleris Corporation becomes effective (which is not guaranteed to occur):

•	accrued benefits;

•	any earned annual bonus for the prior year to the extent not yet paid;

•

a cash severance payment equal to 1.5 (or 1.33 for Mr. Baan) times the sum of his base salary and average earned bonus for the two most recent calendar years (provided that for these purposes, the executive will be deemed to have an annual bonus for each of 2008, 2009, and 2010 equal to their target bonus as in effect on the Emergence Date), payable in substantially equal installments consistent with the Company’s payroll practices over a period of 18 months (16 months for Mr. Baan) following the date of termination; and

•	continuation of all medical benefits for 18 months (16 months for Mr. Baan).

The timing of severance payments in connection with an involuntary termination following a Change in Control would be amended, if and when an initial public offering of Aleris Corporation becomes effective (which is not guaranteed to occur), as described below.

Upon a termination by the Company for Cause or by the named executive officer without Good Reason, the named executive officer would only receive his accrued benefits. Upon a termination due to the named executive officer’s death or disability, the named executive officer (or his estate) would receive:

•	accrued benefits;

•	any earned annual bonus for the prior year to the extent not yet paid; and

•	a pro-rata bonus determined based on the named executive officer’s target bonus adjusted for the number of days the named executive officer was employed during the calendar year.

In each of the named executive officer’s employment agreements, “Cause” is defined to mean the occurrence of any of the following, if the executive has not cured such behavior, where applicable, within 30 days after receiving notice from the Company:

•	a material breach of the employment agreement;

•	other than as a result of physical or mental illness or injury, continued failure to substantially perform his duties;

•	gross negligence or willful misconduct which causes or reasonably should be expected to cause material harm to Aleris Corporation or the Company and its subsidiaries;

•	material failure to use best reasonable efforts to follow lawful instructions of the Board of Directors or, for the named executive officers other than Mr. Demetriou, his direct supervisor; or

•	an indictment for, or plea of nolo contendere to, a felony involving moral turpitude or other serious crime involving moral turpitude.

“Good Reason” is defined to mean the occurrence of any of the following, without the named executive officer’s prior written consent, if the Company has not cured such behavior within 60 days after receiving notice from the executive:

•	a material reduction in base salary or annual bonus opportunity;

•	a material diminution in position, duties, responsibilities or reporting relationships;

•	a material breach by Aleris Corporation or the Company of any material economic obligation under the employment agreement or stock option or RSU award agreements; or

•	a change of principal place of employment to a location more than seventy-five miles from such principal place of employment as of the Emergence Date.

In the employment agreements, for the U.S.-based executives, if the Company elects not to renew the named executive officer’s employment at the end of the then-outstanding term in accordance with the terms of the employment agreement (which requires the Company to provide at least 12-months notice to Mr. Demetriou and at least six months notice to the other named executive officers), the named executive officer would be entitled to receive: (i) accrued benefits and (ii) a cash non-renewal payment equal to the sum of the named executive officer’s base salary and average earned bonus for the two most recent calendar years, payable in substantially equal installments consistent with the Company’s payroll practices over the twelve month period following the date of termination. In contemplation of a potential initial public offering of Aleris Corporation, the Board of Directors has approved amendments to these notice provisions, that would become effective only if and when an initial public offering of Aleris Corporation becomes effective (which is not guaranteed to occur) and as further described below.

If any named executive officer elects to not renew his employment agreement at the end of the then-outstanding term in accordance with the terms of the employment (which require him to provide 90 days notice in the case of Mr. Demetriou and 60 days notice in the case of the other named executive officers), the named executive officer would be entitled to receive: (i) accrued benefits and (ii) a pro-rata bonus determined based on the bonus he would have received for that year if termination had not occurred and the number of days that the executive was employed during the calendar year. The term of the employment agreement with Mr. Baan (who is based in Switzerland) continues indefinitely until his employment is terminated with at least two months notice, either by the Company or by Mr. Baan.

Under the employment agreements, each named executive officer agrees to be bound by certain restrictive covenants, including a confidentiality provision. Each employment agreement also obligates the named executive officer to agree to not (i) solicit, hire, or encourage any such person to terminate employment with the Company or its affiliates, anyone employed by the Company within six months of such hiring date, for a period of two years for Mr. Demetriou and 18 months for the other named executive officers, in each case, following his termination; (ii) compete with the Company for a period of two years for Mr. Demetriou and 18 months for the other named executive officers, in each case, following his termination; and (iii) defame or disparage the Company, its affiliates and their respective officers, directors, members and executives.

In contemplation of a potential initial public offering of Aleris Corporation, the Board of Directors of Aleris Corporation has approved amendments to the employment agreements for Messrs. Demetriou, Stack, Clegg, Dick and Weidenkopf that would become effective only if and when an initial public offering of Aleris Corporation becomes effective (which is not guaranteed to occur). The amendment to Mr. Demetriou’s employment agreement provides that Mr. Demetriou would receive 24 months of severance payments and benefits after a termination by the Company without Cause, or by Mr. Demetriou for Good Reason (as such terms are described in his employment agreement) or on a non-renewal, even if the termination is after the first anniversary of the effective date of his agreement and regardless of the number of months remaining in the term of his employment agreement. The Company would be required to provide only a 30-day notice of nonrenewal of the employment agreement, instead of a one year notice. The severance payments would be made in equal installments over the 24-month severance period; however, in the event that such termination occurs in contemplation of a Change in Control or during the 12 months following a Change in Control (as defined in the 2012 Equity Incentive Plan which would also become effective if and when an initial public offering becomes effective (which is not guaranteed to occur)), severance payments would be made in a lump sum to the extent allowable under Section 409A of the Code. The employment agreements for Messrs. Stack, Clegg, Dick and Weidenkopf would be amended such that the notice period for a non-renewal of the agreement by the Company is shortened from six months to 30 days and the severance benefit the executive is entitled to receive in such event is adjusted to take into account the shortened notice period. Under the amended agreement, each executive would receive 18 months of severance on a nonrenewal, which coincides with the amount of severance he is currently entitled to receive after a termination of employment without Cause or by the executive for Good Reason (as such terms are described in each executive’s employment agreement). The severance payments would be made in equal installments over the 18-month severance period; however, the amendment to the employment agreements for Messrs. Stack, Clegg, Baan, Dick and Weidenkopf, would also state that in the event such termination occurs in contemplation of a Change in Control or during the 12 months following a Change in Control (as defined in the 2012 Equity Incentive Plan), severance payments would be made in a lump sum to the extent allowable under Section 409A of the Internal Revenue Code or would be allowable if Section 409A of the Internal Revenue Code was applicable.

2011 MIP Bonus Awards

In the event of the executive’s death, disability, or retirement, under the terms of the MIP, the named executive officer becomes entitled to payment of a pro-rata portion of the bonus amount which he would have received as of the date of his death, disability, or retirement, as applicable.

Equity Award Agreements

Under the Equity Incentive Plan and equity award agreements, upon a Change in Control, each tranche of our named executive officer’s stock option and the RSUs would vest to the extent necessary to make the aggregate percentage of all applicable tranches of the stock option and the RSUs that have become vested as of the date of such Change in Control at least equal to the percentage by which the Oaktree Funds and the Apollo Funds have reduced their combined common stock interest in Aleris Corporation. The remaining unvested tranches, if applicable, would continue to vest in accordance with their terms. If the Oaktree Funds and the Apollo Funds’ combined common stock interest in Aleris Corporation is reduced by 75% or more, then all applicable tranches of the stock option and the RSUs will fully vest. The applicable percentage will be measured by comparing the number of shares held collectively by the Oaktree Funds and the Apollo Funds as of the Emergence Date and still held by them immediately following the Change in Control to the number of shares they held on the Emergence Date (to be adjusted for stock splits, stock dividends and similar events). In contemplation of a potential initial public offering of Aleris Corporation, the Board of Directors of Aleris Corporation has approved an amendment to the equity award agreements that would become effective only if and when an initial public offering of Aleris Corporation became effective (which is not guaranteed to occur) stating that all outstanding awards would be subject to the terms of the 2012 Equity Incentive Plan (which is the amended and restated equity incentive plan that would also become effective only if and when an initial public offering became effective).

Upon a voluntary termination of employment by the named executive officer without Good Reason, the named executive officer would forfeit all unvested options and RSUs immediately and would have the lesser of 90 days or the remaining term to exercise all vested options. Upon a termination of employment by the Company for Cause, the named executive officer would forfeit all options (whether vested or unvested) and unvested RSUs. Upon a termination of employment by the Company without Cause or by the named executive officer for Good Reason (including due to the non-extension of his employment term by the Company), each tranche, if applicable, of unvested options and all RSUs would become immediately vested with respect to (i) for Mr. Demetriou, 50% and (ii) for each other named executive officer, 33%, in each case, of the then unvested options that have not previously been vested or remaining RSUs, respectively. The named executive officer would then have six months to exercise all vested options. If the named executive officer’s employment is terminated as a result of death or disability, all unvested options and RSUs would be forfeited immediately and the named executive officer would have the shorter of one year or the length of the remaining term to exercise all vested options.

	Termination by Co. for Cause or by Exec. without Good Reason	Termination by Co. without Cause or by Exec. for Good Reason		Death or disability			Change in Control value of equity acceleration ($)(5)
Name	Payment($)(1)	Cash and benefits ($)(2)	Value of equity acceleration ($)(3)	Cash and benefits ($)(4)		Value of equity acceleration ($)
Steven J. Demetriou(5)	76,923	2,891,180	6,896,487	1,264,403		—	13,792,974
Roelof IJ. Baan(5)	78,490	2,352,501	1,622,200	1,074,666	(6)	—	4,915,758
Sean M. Stack(5)	34,131	1,176,239	1,449,248	439,199		—	4,391,660
Thomas W. Weidenkopf(5)	28,846	1,030,329	1,014,081	361,340		—	3,072,972
Christopher R. Clegg(5)	30,288	1,041,146	1,014,091	383,148		—	3,073,004
K. Alan Dick(5)	32,276	1,086,207	1,342,850	355,998		—	4,069,242

(1)	The amounts in this column include only payment of accrued vacation, as of December 31, 2011.
(2)	The amount of Cash and benefits in the event of a termination by the Company without Cause or by the Executive for Good Reason (calculated under the terms of each executive’s employment agreement assuming the termination occurred on December 31, 2011) includes the payment of the sum of executive’s base salary and average annual bonus paid in the prior two calendar years (or deemed to be paid as provided in the executive’s employment agreement for 2009 and 2010) multiplied by a multiple (1.4, 1.33, and 1.5 for Mr. Demetriou, Mr. Baan, and each of the other named executive officers, respectively), an estimated value of continued medical benefits for the applicable period and accrued vacation.
(3)	Upon termination by the Company without Cause or by the Executive for Good Reason, the named executive officers’ remaining unvested options and RSUs will vest, 50% with respect to Mr. Demetriou’s remaining unvested equity awards, and 33% with respect to the remaining unvested equity awards for the other named executive officers, as of the date of such termination (assumed to occur on December 31, 2011).
(4)	The amounts in this column include payment of accrued vacation as of December 31, 2011, as well as payment of each executive’s earned but unpaid 2011 MIP bonus amounts.
(5)	The Change in Control equity valuation assumes that the Oaktree Funds and the Apollo Funds would reduce their combined common stock interest of Aleris Corporation by 75% or more, triggering the full vesting of outstanding equity awards.
(6)	This figure includes an amount equal to one month of Mr. Baan’s base salary, in addition to those payments described in Footnote 4 above.

Director Compensation

On June 1, 2010, as part of our emergence from bankruptcy, the following individuals were appointed by the Oaktree Funds as our new directors: Kenneth Liang, Scott Graves, Brian Laibow and Ara Abrahamian (together, with Emily Alexander, who joined our Board in January 2011, Robert O’Leary, who joined our Board in December 2011, and Raghav Khanna, who joined our Board in December 2012, collectively referred to as the “Oaktree Directors”). On July 30, 2010, G. Richard Wagoner, Jr. joined the Board of Directors as an “outside” director, meaning that he is not affiliated with our principal stockholders. On September 1, 2010, Christopher M. Crane also joined the Board of Directors as an additional “outside” director. In addition, on January 21, 2011, Lawrence Stranghoener joined the Board of Directors as another “outside” director and Emily Alexander, who is affiliated with the Oaktree Funds, also became a director. On December 7, 2011, Ara Abrahamian resigned from the Board, and Robert O’Leary was appointed by the Oaktree Funds to replace Mr. Abrahamian as an Oaktree Director. On December 5, 2012, Kenneth Liang resigned from the Board, and Raghav Khanna was appointed by the Oaktree Funds to replace Mr. Liang as an Oaktree Director.

Each of the directors received an equity award as a portion of their compensation for services as a director upon becoming a director, except in the cases of Mr. O’Leary, who was appointed as a director on December 7, 2011 and received an equity grant on January 31, 2012, and Mr. Khanna, who was appointed as a director on December 5, 2012 and has not yet been issued grants. These equity awards consist of stock options, RSUs and/or restricted stock. In addition to the equity grants, in September 2010, the Board of Directors approved payment of a $50,000 annual cash retainer, payable in equal installments at the end of each calendar quarter with respect to service on our Board of Directors and the Board of Directors of Aleris Corporation for each director except Mr. Wagoner. Mr. Wagoner does not receive a cash retainer because it was determined that his 20,000 restricted stock equity award provides adequate compensation for Mr. Wagoner’s service. This cash retainer level was continued in Fiscal Year 2011 and remains in place for Fiscal Year 2012. On January 21, 2011, our Board of Directors authorized Mr. Stranghoener to receive an additional annual cash payment of $15,000, payable in equal installments at the end of each calendar quarter with respect to service as Chair of our Audit Committee commencing with the first quarter of 2011. For each of the Oaktree Directors, all cash and non-cash compensation paid to the Oaktree Director with respect to their service as one of our directors is turned over to an Oaktree affiliate pursuant to an agreement between the Oaktree Funds and the Oaktree Director as part of his or her employment with the Oaktree Funds.

All equity and equity-based awards granted under the Aleris Corporation Equity Incentive Plan are in respect of Aleris Corporation common stock.

The following table sets forth a summary of compensation with respect to our directors’ service on our Board of Directors and the Board of Directors of Aleris Corporation for the year ended December 31, 2011 (the table does not include Mr. Khanna because he did not serve on the Board of Directors in the 2011 fiscal year).

Director Compensation—January 1-December 31, 2011

Name	Fees earned or paid in cash ($)	Stock awards ($)		Option awards ($)		All other compensation ($)(1)	Total ($)
Kenneth Liang(2)	50,000	—		—		48,000	98,000
Scott L. Graves(2)	50,000	—		—		48,000	98,000
Brian Laibow(2)	50,000	—		—		48,000	98,000
Ara Abrahamian(2)	50,000	—		—		48,000	98,000
Emily Alexander(2)(3)	50,000	121,320	(2)	268,024	(2)	48,000	487,344
Robert O’Leary(2)(4)	—	—		—		—	—
G. Richard Wagoner, Jr.(5)	—	—		—		320,000	320,000
Christopher M. Crane(6)	50,000	—		—		48,000	98,000
Lawrence W. Stranghoener(3)	65,000	121,320	(2)	268,024	(2)	48,000	502,344

(1)	The amounts in this column include: (i) the aggregate of dividend payments made in connection with 2011 Stockholder Dividends in respect of shares issued, to the applicable director, in connection with the vesting of RSU awards prior to the dividend record date, in the amounts of $8,998, $8,998, $8,998, $8,998, $2,397, $320,000, $5,994 and $2,397, to Messrs. Liang, Graves, Laibow, Abrahamian, Alexander, Wagoner, Crane, and Stranghoener, respectively, and (ii) the aggregate of the dividend equivalent rights payments made in connection with the 2011 Stockholder Dividends in respect of unvested RSUs that remained outstanding at the dividend record date, in the amounts of $39,002, $39,002, $39,002, $39,002, $45,603 $42,006, and $45,603, to Messrs. Liang, Graves, Laibow, Abrahamian, Alexander, Crane, and Stranghoener, respectively.
(2)

Messrs. Kenneth Liang, Scott Graves, Brian Laibow, Ara Abrahamian and Robert O’Leary and Ms. Emily Alexander have been appointed to the Board of Directors by the Oaktree Funds. Mr. O’Leary replaced Mr. Abrahamian after Mr. Abrahamian’s resignation, effective December 7, 2011. All remuneration paid to the Oaktree Directors is turned over to an affiliate of Oaktree and is not kept by the individual. Messrs. Liang, Graves, Laibow and Abrahamian and Ms. Emily Alexander were granted equity awards consisting of RSUs and options. The number of shares underlying each option and the corresponding exercise price were each adjusted, as applicable, in light of the 2011 Stockholder Dividends, which adjustments did not change the fair market value of such awards. On December 31, 2011 equity awards outstanding granted to the Oaktree directors, held by the Oaktree affiliate, included 77,960 options to purchase shares of Aleris Corporation common stock and 9,938 RSUs.
(3)	Ms. Emily Alexander and Lawrence Stranghoener each received, on January 21, 2011, grants of 3,000 RSUs and stock options to acquire 21,071 shares of Aleris Corporation common stock, with an exercise price equal to the fair market value of a share of Aleris Corporation common stock on the date of grant, as adjusted for the 2011 Stockholder Dividends. The restrictions will lapse on the RSUs and the options vest as to six and one-quarter percent (6.25%) of the total RSUs and stock options, on each quarterly anniversary of the date of grant during the four year period following the date of grant. These awards represent the full amount of equity awards that have been awarded to Ms. Alexander and Mr. Stranghoener. Ms. Alexander’s awards are held by an affiliate of Oaktree.
(4)	Mr. Robert O’Leary was granted 2,400 RSUs and stock options to acquire 29,500 shares of Aleris Corporation common stock on January 31, 2012, with an exercise price equal to the fair market value of a share of Aleris Corporation common stock on the date of grant. The restrictions will lapse on the RSUs and the options vest as to six and one-quarter percent (6.25%) of the total RSUs and stock options, on each quarterly anniversary of the date of appointment during the four year period following his date of appointment to our Board of Directors (December 7, 2011). These awards represent the full amount of equity awards that have been awarded to Mr. O’Leary.
(5)	On December 31, 2011, Mr. Wagoner held 20,000 shares of Aleris Corporation restricted stock, of which 6,250 were vested and 13,750 remained unvested.
(6)	On December 31, 2011, Mr. Crane held 2,063 RSUs and 16,856 outstanding stock option awards.
(7)	On December 31, 2011, Mr. Stranghoener held 2,438 RSUs and 21,071 outstanding stock option awards.

With respect to all of the equity awards, the following terms generally apply:

•

Generally directors do not have any rights with respect to the shares underlying their RSUs, until each RSU becomes vested and the director is issued a share of common stock of Aleris Corporation in settlement of the RSU; however, the RSUs granted to the directors include a dividend equivalent right, pursuant to which the director is entitled to receive, for each RSU, a payment equal in amount to any dividend or distribution made with respect to a share of common stock of Aleris Corporation, at the same time as the dividend or distribution is made to the stockholders of Aleris Corporation.

•	The RSUs will be settled through the issuance of shares of common stock of Aleris Corporation equal to the number of RSUs that have vested.

•

If the stockholders of Aleris Corporation do not re-elect or reappoint a director to our Board of Directors and the Board of Directors of Aleris Corporation prior to the end of the four-year period, all restrictions will lapse with respect to restricted stock and all RSUs will vest. If board service ceases for any other reason, all unvested restricted shares or RSUs are forfeited.

•

In the event of, among other events, an extraordinary distribution, stock dividend, recapitalization, stock split, reorganization, merger, spin-off or other similar transaction, the Board of Directors of Aleris Corporation shall make appropriate and equitable adjustments to the number, exercise price, class and kind of shares or other consideration underlying awards that have been granted under the Equity Incentive Plan, including the stock options and restricted stock awarded to directors.

•

Stock options may terminate prior to the scheduled vesting when board service ends. The unvested portion of the stock option will terminate, and the vested portion of the stock option will terminate as follows: (1) if the stockholders of Aleris Corporation do not re-elect or reappoint the director to the Board of Directors of the Company and Aleris Corporation or the director is removed from service on the Board of Directors of the Company and Aleris Corporation, the stock options will terminate six months after service ends; (2) if the board service ends due to death, the stock option will terminate twelve months after the date of death; and (3) if board service ends for any other reason, the stock option will terminate 90 days after service ends.

•

After service ends, Aleris Corporation has the right, but not the obligation, to purchase any shares acquired by the director upon lapsing of restrictions on restricted stock or restricted stock units or exercise of the stock options. The call right may be exercised, in whole or in part, from time to time and the individual will be paid the fair market value of the shares on the call settlement date.

•

If a director is serving on the Board of Directors of Aleris Corporation at the time of a Change in Control, his or her then restricted shares, RSUs or stock options will vest to the extent necessary to make the cumulative percentage of the award granted that has become vested as of such Change in Control at least equal to the percentage by which the Oaktree Funds and the Apollo Funds have reduced their combined common stock interest in Aleris Corporation. If the Oaktree Funds’ and the Apollo Funds’ combined common stock interest in Aleris Corporation is reduced by 75% or more, then all stock options and the RSUs will fully vest. The applicable percentage will be measured by comparing the number of shares acquired by the Oaktree Funds and the Apollo Funds on the Emergence Date and still held by them immediately following the Change in Control to the number of shares of Aleris Corporation common stock they held as of the Emergence Date (to be adjusted for stock splits, stock dividends, and similar events). In contemplation of a potential initial public offering of Aleris Corporation, the Board of Directors of Aleris Corporation approved an amendment to the Equity Award Agreement that would become effective if and when an initial public offering of Aleris Corporation becomes effective (which is not guaranteed to occur) stating that outstanding awards would be subject to the terms of the 2011 Equity Incentive Plan.

Pending Plan Revisions

Summary of Amendments

In connection with an initial public offering of Aleris Corporation (which is not guaranteed to occur), the Board of Directors of Aleris Corporation has determined that it is desirable to amend and restate the Equity Incentive Plan, to amend and restate the MIP, and amend the stock option and RSU agreements with respect to all outstanding awards, in each case to update certain provisions of these arrangements to reflect an initial public offering. Each of these changes would be effective only in the event that, and when, an initial public offering of Aleris Corporation becomes effective (which is not guaranteed to occur).

As currently contemplated, the material amendments to the Equity Incentive Plan include the following:

•	Restating the plan and renaming it the Aleris Corporation 2012 Equity Incentive Plan;

•	Increasing the number of shares authorized for issuance to reflect approximately 4% of common stock outstanding;

•

Updating the definition of “Initial Investor” so that an Initial Investor (referring to the Oaktree Funds, Apollo and their respective affiliates) ceases to be considered an Initial Investor once its ownership drops below 7.5% of the Voting Securities, and so that the term Initial Investor does not include an affiliate that is a person participating in the metals industry upon completion of an initial public offering, which affects when a Change in Control is triggered;

•

Incorporating various provisions and performance criteria related to performance-based awards for future use in compliance with Section 162(m) of the Code and currently included in the MIP for consistency;

•	Modifying provisions regarding the transferability of awards based on public company status;

•	Updating certain administrative provisions regarding amendments, termination and administration; and

•	Eliminating the ability to provide awards under the Plan to consultants.

With respect to the MIP, as contemplated, Aleris Corporation will adopt an amended and restated plan, where the material amendments as currently contemplated, include the following:

•	Restating the plan renaming it the Aleris Corporation 2012 Management Incentive Plan;

•	Updating the definition of Change of Control to conform to the 2012 Equity Incentive Plan;

•	Updating the performance objective metrics that may be used for future bonus awards to conform to the performance-based grant features under the 2012 Equity Incentive Plan;

•	Incorporating various provisions related to performance-based awards for future use in compliance with Section 162(m) of the Internal Revenue Code; and

•	Providing for pro-rated awards in the event of participant’s death, disability or retirement based on actual performance at end of the relevant performance cycle.

With respect to the grants of stock options, RSUs and/or restricted stock to the named executive officers, other key employees, and directors (referred to collectively as the “Equity Awards”) the material amendments to the award agreements are currently contemplated to include the following:

•	Eliminating the requirement to sign a stockholders agreement when the RSUs and restricted stock vests or stock options are exercised;

•	Providing that the Equity Awards are subject to the 2012 Equity Incentive Plan, including the revised definition of Change in Control;

•	Eliminating references that are generally specific to companies that are privately held; and

•

With respect to the RSU award agreements for Mr. Demetriou and Mr. Stack, providing for the identical rights as other named executive officers which allow the executive to net settle the RSUs upon vesting.

PRINCIPAL STOCKHOLDERS

Aleris Corporation owns 100% of our common stock. The following table sets forth information as to the beneficial ownership of Aleris Corporation’s common stock as of October 31, 2012 (1) each person or group who is known to us to own beneficially more than 5% of the outstanding shares of our common stock; (2) each director and named executive officer; and (3) all directors and executive officers as a group.

Percentage of class beneficially owned is based on 31,082,244 shares of common stock outstanding as of October 31, 2012, together with the applicable options to purchase shares of common stock for each stockholder exercisable on October 31, 2012 or within 60 days thereafter and the number of shares issuable upon the vesting of restricted stock units held by the stockholder that are scheduled to occur within 60 days of October 31, 2012. Shares of common stock issuable upon the exercise of options currently exercisable or exercisable 60 days after October 31, 2012 and upon the vesting of restricted stock units within 60 days after October 31, 2012 are deemed outstanding for computing the percentage ownership of the person holding the options or restricted stock units, but are not deemed outstanding for computing the percentage of any other person. The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of such securities as to which such person has voting or investment power. Except as described in the footnotes below, to our knowledge, each of the persons named in the table below have sole voting and investment power with respect to the shares of common stock owned, subject to community property laws where applicable.

Name and Address of Owner (1)	Holding Number of Shares Beneficially Owned (2)	Percentage Owned
Oaktree Funds (3)(4)	17,969,452	57.72%
Apollo Funds (3)(5)	5,490,108	17.66%
Sankaty Funds (3)(6)	3,036,290	9.77%
Steven J. Demetriou	494,975	1.57%
Sean M. Stack	159,357	*
Roelof IJ. Baan	166,954	*
Christopher R. Clegg	104,645	*
K. Alan Dick	104,645	*
Thomas W. Weidenkopf	103,492	*
G. Richard Wagoner, Jr. (7)	11,250	*
Christopher M. Crane	11,168	*
Lawrence Stranghoener	10,531	*
Scott Graves (8)	—	*
Raghav Khanna (8)	—	*
Brian Laibow (8)	—	*
Robert O’Leary (8)	—	*
Emily Alexander(8)	—	*
All executive officers and directors as a group (17 persons)	1,221,790	3.79%

*	Less than 1%
(1)	Unless otherwise indicated, the address of each person listed is c/o Aleris Corporation, 25825 Science Park Drive, Suite 400, Cleveland, Ohio 44122-7392.

(2)

In accordance with the rules of the SEC described above, the beneficial ownership amounts for the Oaktree Funds, as part of the holdings of OCM FIE, LLC, includes 48,913 shares held by OCM FIE, LLC (which includes shares which may be acquired upon exercise of options that are vested or will vest within 60 days of October 31, 2012, including vested stock options assigned to OCM FIE, LLC, and shares which would be issued on settlement of RSUs vesting within 60 days of October 31, 2012, (see Note (4) below); the beneficial ownership amounts for Messrs. Demetriou, Stack, Baan, Clegg, Dick, Weidenkopf, and Crane include 433,687 shares, 138,085 shares, 154,563 shares, 96,622 shares, 96,622 shares, 96,622 shares and 9,668 shares, respectively, that may be acquired upon the exercise of options that are vested or will vest within 60 days of October 31, 2012, and shares which would be issued on settlement of RSUs vesting within 60 days of October 31, 2012; and the beneficial ownership amount for Mr. Wagoner includes 11,250 shares of restricted stock subject to vesting (see also Note (7) below). Certain of the Oaktree Funds’ affiliates also hold shares of Aleris International’s redeemable preferred stock and 6% senior subordinated exchangeable notes (see Note (4) below). Each of Aleris International’s redeemable preferred stock and 6% senior subordinated exchangeable notes are exchangeable for shares of Aleris Corporation common stock under certain circumstances as described under “Our Reorganization” and “Description of Other Indebtedness—6% Senior Subordinated Exchangeable Notes.” The shares reported as beneficially owned in the above table do not reflect the number of shares of common stock issuable to the Oaktree Funds upon exchange of the redeemable preferred stock or the 6% senior subordinated exchangeable notes (see Note (4) below).

(3)	Aleris Corporation and each of its stockholders is a party to the stockholders agreement discussed in “Certain Relationships and Related Party Transactions—Stockholders Agreement.” Aleris Corporation and the Oaktree Funds, the Apollo funds and holders of at least 5% of outstanding Aleris Corporation common stock are each a party to the Registration Rights Agreement discussed in “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

(4)	Represents all equity interests owned by OCM Opportunities ALS Holdings, L.P., OCM High Yield Plus ALS Holdings, L.P., Oaktree European Credit Opportunities Holdings, Ltd., Oaktree European Credit Opportunities II, Ltd., and OCM FIE, LLC. Of the shares included, 16,655,270 are held by OCM Opportunities ALS Holdings, L.P.; 987,603 are held by OCM High Yield Plus ALS Holdings, L.P.; 195,924 are held by Oaktree European Credit Opportunities Holdings, Ltd.; 71,272 are held by Oaktree European Credit Opportunities II, Ltd.; and 48,913 are held by OCM FIE, LLC, which includes shares which may be acquired upon exercise of options that are vested or will vest within 60 days of October 31, 2012, including vested stock options assigned to OCM FIE, LLC, and shares which would be issued on settlement of RSUs vesting within 60 days of October 31, 2012. Shares held by OCM FIE, LLC include 10,535 vested stock options assigned to OCM FIE, LLC by Mr. Kenneth Liang, who was previously a director and resigned from that position as of December 5, 2012. Mr. Liang is an officer of Oaktree and as part of his employment with Oaktree and pursuant to the policies of Oaktree, Mr. Liang must hold his vested options on behalf of and for the sole benefit of OCM FIE, LLC and has assigned all economic, pecuniary and voting rights to OCM FIE, LLC. Mr. Liang disclaims beneficial ownership of these securities, except to the extent of any direct pecuniary interest therein. The mailing address for the owners listed above is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071.

Oaktree European Credit Opportunities Holdings, Ltd. also holds 51.5 shares of our redeemable preferred stock and $418,856 aggregate principal amount of Aleris International’s 6% senior subordinated exchangeable notes. OCM High Yield Plus ALS Holdings, L.P. also holds 188 shares of Aleris International’s redeemable preferred stock and $1,535,922 aggregate principal amount of Aleris International’s 6% senior subordinated exchangeable notes. OCM Opportunities ALS Holdings, L.P. also holds 3,176 shares of our redeemable preferred stock and $25,946,760 aggregate principal amount of Aleris International’s 6% senior subordinated exchangeable notes. Each of Aleris International’s redeemable preferred stock and 6% senior subordinated exchangeable notes are exchangeable for shares of Aleris Corporation common stock under certain circumstances as described in Note 3, “Reorganization under Chapter 11,” of the audited consolidated financial statements included elsewhere in this prospectus. The shares reported as beneficially owned in the above table do not reflect the number of shares of common stock issuable to the Oaktree funds upon exchange of the redeemable preferred stock and Aleris International’s 6% senior subordinated exchangeable notes.

The general partner of OCM Opportunities ALS Holdings, L.P. is Oaktree Fund GP, LLC. The managing member of Oaktree Fund GP, LLC is Oaktree Fund GP I, L.P. The general partner of Oaktree Fund GP I, L.P. is Oaktree Capital I, L.P. The general partner of Oaktree Capital I, L.P. is OCM Holdings I, LLC. The managing member of OCM Holdings I, LLC is Oaktree Holdings, LLC. The managing member of Oaktree Holdings, LLC is Oaktree Capital Group, LLC. The holder of a majority of the voting units of Oaktree Capital Group, LLC is Oaktree Capital Group Holdings, L.P. The general partner of Oaktree Capital Group Holdings, L.P. is Oaktree Capital Group Holdings GP, LLC. The members of Oaktree Capital Group Holdings GP, LLC are Kevin Clayton, John Frank, Stephen Kaplan, Bruce Karsh, Larry Keele, David Kirchheimer, Howard Marks and Sheldon Stone, who, by virtue of their membership interests in Oaktree Capital Group Holdings GP, LLC may be deemed to share voting and dispositive power with respect to the shares of common and preferred stock held by OCM Opportunities ALS Holdings, L.P. Each of the general partners, managing members, unit holders and members described above disclaims beneficial ownership of any shares of common stock beneficially or of record owned by OCM Opportunities ALS Holdings, L.P., except to the extent of any pecuniary interest therein. The address for all of the entities and individuals identified above is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071.

The general partner of OCM High Yield Plus ALS Holdings, L.P. is Oaktree Fund GP IIA, LLC. The managing member of Oaktree Fund GP IIA, LLC is Oaktree Fund GP II, L.P. The general partner of Oaktree Fund GP II, L.P. is Oaktree Capital II, L.P. The general partner of Oaktree Capital II, L.P. is Oaktree Holdings, Inc. The sole shareholder of Oaktree Holdings, Inc. is Oaktree Capital Group, LLC. The holder of a majority of the voting units of Oaktree Capital Group, LLC is Oaktree Capital Group Holdings, L.P. The general partner of Oaktree Capital Group Holdings, L.P. is Oaktree Capital Group Holdings GP, LLC. The members of Oaktree Capital Group Holdings GP, LLC are Kevin Clayton, John Frank, Stephen Kaplan, Bruce Karsh, Larry Keele, David Kirchheimer, Howard Marks and Sheldon Stone, who, by virtue of their membership interests in Oaktree Capital Group Holdings GP, LLC may be deemed to share voting and dispositive power with respect to the shares of common and preferred stock held by OCM High Yield Plus ALS Holdings, L.P. Each of the general partners, managing members, unit holders and members described above disclaims beneficial ownership of any shares of common stock beneficially or of record owned by OCM High Yield Plus ALS Holdings, L.P., except to the extent of any pecuniary interest therein. The address for all of the entities and individuals identified above is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071.

The director of Oaktree European Credit Opportunities Holdings, Ltd. is Oaktree Europe GP, Ltd. Oaktree Europe GP, Ltd. is also the general partner of Oaktree Capital Management (UK) LLP, which is the portfolio manager to Oaktree European Credit Opportunities II, Ltd. The sole shareholder of Oaktree Europe GP, Ltd. is Oaktree Capital Management (Cayman), L.P. The general partner of Oaktree Capital Management (Cayman), L.P. is Oaktree Holdings, Ltd. The sole shareholder of Oaktree Holdings, Ltd. is Oaktree Capital Group, LLC. The holder of a majority of the voting units of Oaktree Capital Group, LLC is Oaktree Capital Group Holdings, L.P. The general partner of Oaktree Capital Group Holdings, L.P. is Oaktree Capital Group Holdings GP, LLC. The members of Oaktree Capital Group Holdings GP, LLC are Kevin Clayton, John Frank, Stephen Kaplan, Bruce Karsh, Larry Keele, David Kirchheimer, Howard Marks and Sheldon Stone, who, by virtue of their membership interests in Oaktree Capital Group Holdings GP, LLC may be deemed to share voting and dispositive power with respect to the shares of common and preferred stock held by Oaktree European Credit Opportunities Holdings, Ltd. and Oaktree European Credit Opportunities II, Ltd. Each of the directors, general partners, managers, shareholders, unit holders and members described above disclaims beneficial ownership of any shares of common stock beneficially or of record owned by each of Oaktree European Credit Opportunities Holdings, Ltd. or Oaktree European Credit Opportunities II, Ltd., except to the extent of any pecuniary interest therein. The address for Oaktree Capital Management (UK) LLP is 27 Knightsbridge,4th Floor, London SW1X 7LY, United Kingdom, and the address for all other entities and individuals identified above is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071.

The managing member of OCM FIE, LLC is Oaktree Capital Management, L.P. The general partner of Oaktree Capital Management, L.P. is Oaktree Holdings, Inc. The sole shareholder of Oaktree Holdings, Inc. is Oaktree Capital Group, LLC. The holder of a majority of the voting units of Oaktree Capital Group, LLC is

Oaktree Capital Group Holdings, L.P. The general partner of Oaktree Capital Group Holdings, L.P. is Oaktree Group Holdings GP, LLC. The members of Oaktree Capital Group Holdings GP, LLC are Kevin Clayton, John Frank, Stephen Kaplan, Bruce Karsh, Larry Keele, David Kirchheimer, Howard Marks and Sheldon Stone, who, by virtue of their membership interests in Oaktree Capital Group Holdings GP, LLC may be deemed to share voting and dispositive power with respect to the shares of common and preferred stock held by OCM FIE, LLC. Each of the general partners, managing members, shareholders, unit holders and members described above disclaims beneficial ownership of any shares of common stock beneficially or of record owned by OCM FIE, LLC except to the extent of any pecuniary interest therein. The address for all of the entities and individuals identified above is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071.

We have been informed by Oaktree that the Oaktree Funds expect to complete, prior to December 31, 2012, an internal reorganization, which may affect the Oaktree Funds’ ownership of our securities and of Aleris International’s 6% senior subordinated exchangeable notes and redeemable preferred stock. We have been informed by Oaktree that, following such reorganization, all such securities will continue to be beneficially owned by funds advised by Oaktree or controlled affiliates of Oaktree or such funds.

(5)	Represents 5,490,108 shares of common stock held of record by Apollo ALS Holdings II, L.P. (“Apollo ALS Holdings”). The shares reported as beneficially owned in the above table do not include the number of shares of common stock issuable upon exchange of (i) the 1,047 shares of Aleris International’s redeemable preferred stock that are held by Apollo ALS Holdings, nor (ii) the $8,553,015 of Aleris International’s 6% senior subordinated exchangeable notes that are held by Apollo ALS Holdings. Aleris International’s redeemable preferred stock and Aleris International’s 6% senior subordinated exchangeable notes are redeemable or convertible under certain circumstances as described under “Description of Other Indebtedness—6% Senior Subordinated Exchangeable Notes” and Note 3, “Reorganization Under Chapter 11,” of the audited consolidated financial statements included elsewhere in this prospectus.

The general partner of Apollo ALS Holdings is Apollo ALS Holdings II GP, LLC (“Apollo ALS Holdings GP”). The managers of Apollo ALS Holdings GP are Apollo Management VI, L.P. (“Management VI”), Apollo Management VII, L.P. (“Management VII”) and Apollo Credit Opportunity Management, LLC (“ACO Management”). AIF VI Management, LLC (“AIF VI Management”) is the general partner of Management VI, and AIF VII Management, LLC (“AIF VII Management”) is the general partner of Management VII. Apollo Management, L.P. (“Apollo Management”) is the sole member and manager of each of AIF VI Management and AIF VII Management. Apollo Management GP, LLC (“Management GP”) is the general partner of Apollo Management. Apollo Capital Management, L.P. (“Capital Management”) is the sole member and manager of ACO Management, and Apollo Capital Management GP, LLC (“Capital Management GP”) is the general partner of Capital Management. Apollo Management Holdings, L.P. (“Management Holdings”) is the sole member and manager of Management GP and of Capital Management GP. Apollo Management Holdings GP, LLC (“Management Holdings GP”) is the general partner of Management Holdings. Leon Black, Joshua Harris and Marc Rowan are the managers, as well as principal executive officers, of Management Holdings GP, and as such indirectly control voting and disposition of the shares of common stock held by Apollo ALS Holdings. The address of Apollo ALS Holdings and Apollo ALS Holdings GP is One Manhattanville Road, Suite 201, Purchase, New York 10577. The address of each of Management VI, Management VII, ACO Management, AIF VI Management, AIF VII Management, Apollo Management, Management GP, Capital Management, Capital Management GP, Management Holdings and Management Holdings GP, and Messrs. Black, Harris and Rowan, is 9 West 57th Street, 43rd Floor, New York, New York 10019.

(6)	Represents all equity interests of 111 Capital, L.P., Castle Hill III CLO, Ltd., Nash Point CLO, Prospect Harbor Credit Partners, L.P., Race Point II CLO, Limited, Race Point III CLO, Race Point IV CLO, Ltd., Sankaty Credit Opportunities (Offshore Master) IV, L.P., Sankaty Credit Opportunities II L.P., Sankaty Credit Opportunities III, L.P., Sankaty Credit Opportunities IV, L.P., Sankaty High Yield Partners III, L.P., Sankaty Special Situations I, L.P., Sankaty Credit Opportunities, L.P., Sankaty High Yield Partners II, L.P. and SR Group, LLC (collectively, the “Sankaty Funds”). The mailing address of the Sankaty Funds is c/o Sankaty Advisors, LLC, John Hancock Tower, 200 Clarendon Street, Boston, MA 02116.

In addition, the Sankaty Funds, managed or advised by Sankaty Advisors, LLC, a Delaware limited liability company (“Sankaty Advisors”), hold in the aggregate, 537.5 shares of Aleris International’s redeemable preferred stock and $4,392,855 aggregate principal amount of Aleris International’s 6% senior subordinated exchangeable notes, which are so convertible or exchangeable under certain circumstances as described under “Description of Other Indebtedness—6% Senior Subordinated Exchangeable Notes” and Note 3, “Reorganization Under Chapter 11,” of the audited consolidated financial statements included elsewhere in this prospectus. The shares reported as beneficially owned in the above table do not reflect the number of shares of common stock issuable to the Sankaty Funds upon exchange of the redeemable preferred stock and Aleris International’s 6% senior subordinated exchangeable notes.

Sankaty Advisors, is the collateral manager to Castle Hill III CLO, Limited, a Delaware limited liability company (“CH III”), Chatham Light CLO, Limited, a Cayman Islands exempted company (“CL”), Nash Point, CLO, an Irish public unlimited company (“NP”), Race Point II CLO, Limited, a Cayman Islands exempted company (“RP II”), Race Point III CLO, an Irish public unlimited company (“RP III”), and Race Point IV CLO, Limited, a Cayman Islands exempted company (“RP IV”). Mr. Jonathan Lavine is the manager of Sankaty Advisors. By virtue of these relationships, Mr. Lavine may be deemed to have voting and dispositive power with respect to the shares of common and preferred stock held by each of CH III, CL, NP, RP II, RP III, and RP IV. Mr. Lavine and Sankaty Advisors disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

111 Capital Investors, LLC, a Delaware limited liability company (“111 Capital Investors”), is the general partner of 111 Capital, L.P. (“111”). Sankaty Credit Opportunities Investors, LLC, a Delaware limited liability company (“SCOI”), is the sole general partner of Sankaty Credit Opportunities, L.P., a Delaware limited partnership (“COPs”). Sankaty Credit Opportunities Investors II, LLC, a Delaware limited liability company (“SCOI II”), is the sole general partner of Sankaty Credit Opportunities II, L.P., a Delaware limited partnership (“COPs II”). Sankaty Credit Opportunities Investors III, LLC, a Delaware limited liability company (“SCOI III”), is the sole general partner of Sankaty Credit Opportunities III, L.P., a Delaware limited partnership (“COPs III”). Sankaty Credit Opportunities Investors IV, LLC, a Delaware limited liability company (“SCOI IV”), is the sole general partner of Sankaty Credit Opportunities IV, L.P., a Delaware limited partnership (“COPs IV”). Prospect Harbor Investors, LLC, a Delaware limited liability company (“PHI”), is the sole general partner of Prospect Harbor Credit Partners, L.P., a Delaware limited partnership (“PRO”), which is the sole member of Prospect Funding I, LLC. Sankaty Special Situations Investors I, LLC, a Delaware limited liability company (“SSS I Investors”), is the general partner of Sankaty Special Situations I, L.P., a Delaware limited partnership (“SSS I”), which is the sole member of SSS Funding II, LLC (“SSSF II”). Sankaty Credit Member, LLC, a Delaware limited liability company (“SCM”), is the managing member of 111 Capital Investors, SCOI, SCOI II, SCOI III, SCOI IV, PHI and SSS I Investors. Mr. Lavine is the managing member of SCM. By virtue of these relationships, Mr. Lavine may be deemed to share voting and dispositive power with respect to the shares of common and preferred stock held by 111, COPs, COPs II, COPs III, COPs IV, Prospect Harbor, PFI, SSS and SSSF II. Mr. Lavine and each of the entities noted above disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

Sankaty Credit Opportunities Investors (Offshore) IV, L.P., a Cayman Islands exempted limited partnership (“SCOIO IV”), is the sole general partner of Sankaty Credit Opportunities (Offshore) IV, L.P., a Cayman Islands exempted limited partnership (“COPs IV Offshore”). Sankaty Credit Member II, Ltd., a Cayman Islands exempted limited partnership (“SCMO”) is the sole general partner of SCOIO IV. Mr. Lavine is the sole director of SCMO. By virtue of these relationships, Mr. Lavine may be deemed to share voting and dispositive power with respect to the shares of common and preferred stock held by COPs IV Offshore. Mr. Lavine and each of the entities noted above disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

Sankaty High Yield Asset Investors II, LLC, a Delaware limited liability company (“SHYA II”), is the general partner of Sankaty High Yield Partners II, LLC, a Delaware limited liability company (“Sankaty II”). Sankaty Investors II, LLC, a Delaware limited liability company (“SI II”), is the managing member of SHYA II. Mr. Lavine is the managing member of SI II. By virtue of these relationships, Mr. Lavine may be deemed to share voting and dispositive power with respect to the shares of common and preferred stock held by Sankaty II. Mr. Lavine and each of the entities noted above disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

Sankaty High Yield Asset Investors III, LLC, a Delaware limited liability company (“SHYA III”), is the general partner of Sankaty High Yield Partners III, LLC, a Delaware limited liability company (“Sankaty III”). Sankaty Investors III, LLC, a Delaware limited liability company (“SI III”), is the managing member of SHYA III. Mr. Lavine is the managing member of SI III. By virtue of these relationships, Mr. Lavine may be deemed to share voting and dispositive power with respect to the shares of common and preferred stock held by Sankaty III. Mr. Lavine and each of the entities noted above disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

Sankaty Advisors is the sole member of SR Group, LLC, a Delaware limited liability company (“SR”). Mr. Lavine as the manager of Sankaty Advisors may be deemed to share voting and dispositive power with respect to the shares of common and preferred stock held by SR. Mr. Lavine and Sankaty Advisors disclaim beneficial ownership of such securities except to the extent of its pecuniary interest therein.

The business address of each of the entities above is c/o Sankaty Advisors, LLC, John Hancock Tower, 200 Clarendon Street, Boston, MA, 02116.

(7)	Mr. Wagoner was granted 20,000 shares of restricted stock on July 30, 2010, pursuant to which Mr. Wagoner has voting rights as a stockholder only to the extent that shares have vested. As of October 31, 2012 and within 60 days thereafter, Mr. Wagoner will have become vested in 11,250 shares and will have voting rights therein.

(8)	Each of Ms. Emily Alexander and Messrs. Scott Graves, Brian Laibow and Robert O’Leary, by virtue of being an authorized officer of Oaktree Fund GP I, L.P., Oaktree Fund GP II, L.P., Oaktree Capital Management, L.P., and, in the case of Ms. Alexander only, Oaktree Capital Management (Cayman), L.P., may be deemed to have or share beneficial ownership of shares beneficially owned by the Oaktree Funds. Each of Ms. Alexander, Mr. Graves, Mr. Laibow and Mr. O’Leary expressly disclaims beneficial ownership of such shares, except to the extent of his or her direct pecuniary interest therein. See Note (4) above.

With respect to the less than 1% of shares held directly by each of Ms. Alexander, Mr. Graves, Mr. Laibow and Mr. O’Leary, these shares are held for the benefit of OCM FIE, LLC (“FIE”), a wholly owned subsidiary of Oaktree. Mr. Raghav Khanna, who was appointed as a director on December 5, 2012 to fill the vacancy left by the resignation of Kenneth Liang, currently holds no vested options or shares. Each of Ms. Alexander, Mr. Graves, Mr. Khanna, Mr. Laibow and Ms. Alexander are officers of one or more Oaktree entities. As part of his or her employment with Oaktree and pursuant to the policies of Oaktree Capital Management, L.P., each of Ms. Alexander, Mr. Graves, Mr. Khanna, Mr. Laibow and Mr. O’Leary must hold such shares on behalf of and for the sole benefit of FIE and has assigned all economic, pecuniary and voting rights to FIE. Each of Ms. Alexander, Mr. Graves, Mr. Laibow and Mr. O’Leary disclaims beneficial ownership of such securities, except to the extent of any indirect pecuniary interest therein.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Stockholders Agreement

In connection with our emergence from bankruptcy, Aleris Corporation entered into a stockholders agreement with the Investors and each other holder of the common stock of Aleris Corporation (together with the Investors, the “Stockholders”) that provides for, among other things,

•	a right of the Oaktree Funds to designate a certain number of directors to our board of directors;

•	certain limitations on the transfer of the common stock of Aleris Corporation, including limitations on transfers to competitors or affiliates of competitors of Aleris;

•	information rights for the Investors with respect to financial statements of Aleris Corporation and its subsidiaries;

•

the ability of a Stockholder to “tag-along” their shares of the common stock of Aleris Corporation to sales by the Oaktree Funds or under certain limited circumstances the Apollo Funds to a non-affiliated third party entity, and the ability of Stockholders to “drag-along” the common stock of Aleris Corporation held by the other Stockholders under certain circumstances; and

•	the right of certain Stockholders to purchase a pro rata portion of new securities offered by Aleris Corporation in certain circumstances.

Registration Rights Agreement

On June 1, 2010, Aleris Corporation entered into a registration rights agreement with the Oaktree Funds, the Apollo Funds and holders of at least 5% of the outstanding common stock Aleris Corporation pursuant to which the Investors and other 10% Stockholders have certain demand registration rights with respect to the common stock of Aleris Corporation. Under this agreement, Aleris Corporation agreed to assume the fees and expenses (other than underwriting discounts and commissions) associated with registration. The registration rights agreement also contains customary provisions with respect to registration proceedings, underwritten offerings and indemnity and contribution rights. There are no cash penalties under the Registration Rights Agreement.

Loans to Certain Executive Officers

Aleris Corporation entered into a loan agreement with Mr. Demetriou, our Chairman and Chief Executive Officer on each of September 1, 2010 and December 1, 2010 with respect to loans in the principal amounts of $79,761.99 and $88,946.32, respectively, and a loan agreement with Mr. Stack, our Executive Vice President and Chief Financial Officer, on each of September 1, 2010 and December 1, 2010 with respect to loans in the principal amounts of $25,400.21 and $28,319.39, respectively. Each of these loans was made with approval of the Board of Directors of Aleris Corporation pursuant to the terms of the executive’s award agreement with respect to RSUs granted under the 2010 Equity Plan (the “RSU Award Agreement”), after a request for such loan from Mr. Demetriou and Mr. Stack, as applicable. Under the terms of their respective RSU Award Agreements, prior to March 1, 2011, each of Mr. Demetriou and Mr. Stack had the right to request a loan from Aleris Corporation quarterly in order to cover the amount of withholding tax that became due in connection with the vesting and settlement of RSUs that quarter. Each loan was in the form of a revolving three-year full recourse, but unsecured loan at the interest rate of 3.95%. Mr. Demetriou has repaid both loans in full, paying an aggregate of $168,708.31 in principal and $2,638.74 in interest. Mr. Stack also has repaid both loans in full, paying $53,719.60 in principal and $828.46 in interest. RSU Award Agreements for Mr. Demetriou and Mr. Stack have each been amended to eliminate future loans. For more information on the underlying RSU awards, see “Compensation Discussion and Analysis—Elements of Compensation.”

DESCRIPTION OF OTHER INDEBTEDNESS

ABL Facility

In connection with our emergence from bankruptcy, we entered into an asset backed multi-currency revolving credit facility (the “ABL Facility”). On June 30, 2011 we amended and restated the ABL Facility. The amended and restated ABL Facility is a $600.0 million revolving credit facility which permits multi-currency borrowings up to $600.0 million by our U.S. subsidiaries, up to $240.0 million by Aleris Switzerland GmbH (a wholly owned Swiss subsidiary), and up to $15.0 million by Aleris Specification Alloy Products Canada Company (a wholly owned Canadian subsidiary). We and certain of our U.S. and international subsidiaries are borrowers under this ABL Facility. The availability of funds to the borrowers located in each jurisdiction is subject to a borrowing base for that jurisdiction, and the jurisdictions in which certain subsidiaries of such borrowers are located, calculated on the basis of a predetermined percentage of the value of selected accounts receivable and U.S., Canadian and certain European inventory, less certain ineligible accounts receivable and inventory. The level of our borrowing base and availability under the ABL Facility fluctuates with the underlying London Metal Exchange (“LME”) price of aluminum which impacts both accounts receivable and inventory values included in our borrowing base. Non-U.S. borrowers also have the ability to borrow under the ABL Facility based on excess availability under the borrowing base applicable to the U.S. borrowers, subject to certain sublimits. The ABL Facility provides for the issuance of up to $75.0 million of letters of credit as well as borrowings on same-day notice, referred to as swingline loans that are available in U.S. dollars, Canadian dollars, euros, and certain other currencies. As of September 30, 2012, we estimate that our borrowing base would have supported borrowings up to $519.8 million. After giving effect to outstanding letters of credit of $43.0 million, we had $476.9 million available for borrowing as of September 30, 2012.

Borrowings under the ABL Facility bear interest at a rate equal to the following, plus an applicable margin ranging from 0.75% to 2.50%:

•

in the case of borrowings in U.S. dollars, a LIBOR rate or a base rate determined by reference to the higher of (1) Bank of America’s prime lending rate, (2) the overnight federal funds rate plus 0.5% or (3) a eurodollar rate determined by Bank of America plus 1.0%;

•	in the case of borrowings in euros, a euro LIBOR rate determined by Bank of America; and

•	in the case of borrowings in Canadian dollars, a Canadian prime rate.

As of September 30, 2012 and December 31, 2011, we had no amounts outstanding under the ABL Facility.

In addition to paying interest on any outstanding principal under the ABL Facility, we are required to pay a commitment fee in respect of unutilized commitments of 0.50% if the average utilization is less than 33% for any applicable period, 0.375% if the average utilization is between 33% and 67% for any applicable period, and 0.25% if the average utilization is greater than 67% for any applicable period. We must also pay customary letters of credit fees and agency fees.

The ABL Facility is subject to mandatory prepayment with (i) 100% of the net cash proceeds of certain asset sales, subject to certain reinvestment rights; (ii) 100% of the net cash proceeds from issuance of debt, other than debt permitted under the ABL Facility; and (iii) 100% of net cash proceeds from certain insurance and condemnation payments, subject to certain reinvestment rights.

In addition, if at any time outstanding loans, unreimbursed letter of credit drawings and undrawn letters of credit under the ABL Facility exceed the applicable borrowing base in effect at such time, the Company is required to repay outstanding loans or cash collateralize letters of credit in an aggregate amount equal to such excess, with no reduction of the commitment amount. If the amount available under the ABL Facility is less than the greater of (x) $50.0 million and (y) 15.0% of the lesser of the total commitments or the borrowing base under the ABL Facility or an event of default is continuing, we are required to repay outstanding loans with the cash we are required to deposit in collection accounts maintained with the agent under the ABL Facility.

We may voluntarily reduce the unutilized portion of the commitment amount and repay outstanding loans at any time upon three business days prior written notice without premium or penalty other than customary “breakage” costs with respect to eurodollar, euro LIBOR and EURIBOR loans.

There is no scheduled amortization under the ABL Facility. The principal amount outstanding will be due and payable in full at maturity, on June 29, 2016 unless extended pursuant to the credit agreement.

The ABL Facility is secured, subject to certain exceptions (including appropriate limitations in light of U.S. federal income tax considerations on guaranties and pledges of assets by foreign subsidiaries, and certain pledges of such foreign subsidiaries’ stock, in each case to support loans to us or our domestic subsidiaries), by a first-priority security interest in substantially all of our current assets and related intangible assets located in the U.S., substantially all of the current assets and related intangible assets of substantially all of our wholly-owned domestic subsidiaries located in the U.S., substantially all of the current assets and related intangible assets of the borrower located in Canada and substantially all of the current assets (other than inventory located outside the United Kingdom) and related intangibles of Aleris Recycling (Swansea) Ltd. and Aleris Switzerland GmbH and certain of its subsidiaries. The borrowers’ obligations under the ABL Facility are guaranteed by certain of our existing and future direct and indirect subsidiaries.

The ABL Facility contains a number of covenants that, among other things and subject to certain exceptions, restrict our ability and the ability of our subsidiaries to:

•	incur additional indebtedness;

•	pay dividends on our common stock and make other restricted payments;

•	make investments and acquisitions;

•	engage in transactions with our affiliates;

•	sell assets;

•	merge; and

•	create liens.

Although the credit agreement governing the ABL Facility generally does not require us to comply with any financial ratio maintenance covenants, if the amount available under the ABL Facility is less than the greater of (x) $45.0 million or (y) 12.5% of the lesser of (i) the total commitments or (ii) the borrowing base under the ABL Facility at any time, a minimum fixed charge coverage ratio (as defined in the credit agreement) of at least 1.0 to 1.0 will apply. The credit agreement also contains certain customary affirmative covenants and events of default. We were in compliance with all of the covenants set forth in the credit agreement as of September 30, 2012.

7  5/8% Senior Notes due 2018

On February 9, 2011, we issued $500.0 million aggregate original principal amount of 7 5/8% Senior Notes due 2018 under an indenture (the “Indenture”) with U.S. Bank National Association, as trustee, and on October 14, 2011, we exchanged the $500.0 million aggregate original principal amount of 7 5/8% Senior Notes for $500.0 million of our new 7 5/8% Senior Notes that have been registered under the Securities Act of 1933, as amended (the “7 5/8% Senior Notes”). Interest on the 7 5/8% Senior Notes is payable in cash semi-annually in arrears on February 15th and August 15th of each year. The 7 5/8% Senior Notes mature on February 15, 2018.

The 7 5/8% Senior Notes are jointly and severally, irrevocably and unconditionally guaranteed on a senior unsecured basis, by each direct and indirect restricted subsidiary that is a domestic subsidiary and that guarantees our obligations under the ABL Facility, as primary obligor and not merely as surety. In addition, on December 12, 2012, Aleris Corporation became a guarantor of the 7 5/8% Senior Notes pursuant to a supplement to the Indenture. The 7 5/8% Senior Notes and the guarantees thereof are our unsecured senior obligations and rank (i) equally in right of payment to all of our existing and future debt and other obligations that are not, by their terms, expressly subordinated in right of payment to the 7 5/8% Senior Notes; (ii) effectively subordinated in right of payment to all of our existing and future secured debt (including any borrowings under our ABL Facility), to the extent of the value of the assets securing such debt; (iii) structurally subordinated to all existing and future debt and other obligations, including trade payables, of each of our subsidiaries that is not a guarantor of the 7 5/8% Senior Notes; and (iv) senior in right of payment to our existing and future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the 7 5/8% Senior Notes, including our 6% Senior Subordinated Exchangeable Notes.

We are not required to make any mandatory redemption or sinking fund payments with respect to the 7 5/8% Senior Notes other than as set forth in the Indenture relating to certain tax matters, but under certain circumstances, we may be required to offer to purchase 7 5/8% Senior Notes as described below. We may from time to time acquire 7 5/8% Senior Notes by means other than redemption, whether by tender offer, in open market purchases, through negotiated transactions or otherwise, in accordance with applicable securities laws.

From and after February 15, 2014, we may redeem the 7 5/8% Senior Notes, in whole or in part, upon not less than 30 nor more than 60 days’ prior notice at a redemption price equal to 105.7% of the principal amount, declining annually to 100.0% of the principal amount on February 15, 2017, plus accrued and unpaid interest, and Additional Interest (as defined in the Indenture), if any, thereon to the applicable redemption date.

Prior to February 15, 2013, we may, at our option, subject to certain conditions, redeem up to 35% of the original aggregate principal amount of the 7 5/8% Senior Notes at a redemption price of 107.6% of the aggregate principal amount thereof, plus accrued and unpaid interest, and Additional Interest, if any, thereon to the redemption date, (plus the aggregate principal amount of any additional notes issued after the issue date) with the net cash proceeds of one or more equity offerings of ours or any direct or indirect parent of ours to the extent such proceeds are contributed to us provided that at least 65% of the sum of the aggregate principal amount of 7 5/8% Senior Notes originally issued under the Indenture and the aggregate principal amount of any additional notes issued under the Indenture after the issue date remain outstanding immediately after the occurrence of each such redemption and each such redemption occurs within 180 days of the date of closing of each equity offering. Prior to February 15, 2013, we also may, but not more than one time during each twelve month period, redeem, in the aggregate, up to 10% of the sum of the original principal amount of the 7 5/8% Senior Notes (and the original principal amount of any additional notes) issued under the Indenture at a redemption price equal to 103% of the aggregate principal amount thereof, plus accrued and unpaid interest, and Additional Interest, if any, thereon to the applicable redemption date. At any time prior to February 15, 2014, we may redeem all or a part of the 7 5/8% Senior Notes, upon not less than 30 nor more than 60 days prior notice, at a redemption price equal to 100% of the principal amount of 7 5/8% Senior Notes redeemed plus an applicable premium, as provided in the Indenture, as of, and accrued and unpaid interest and Additional Interest, if any, to the redemption date.

Upon the occurrence of a change in control (as defined in the Indenture), each holder of the 7 5/8% Senior Notes has the right to require us to repurchase some or all of such holder’s 7 5/8% Senior Notes at a price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and Additional Interest, if any, to the purchase date.

If we or our restricted subsidiaries engage in an asset sale (as defined in the Indenture), we generally must either invest the net cash proceeds from such sales in our business within a specified period of time, permanently reduce senior debt, permanently reduce senior subordinated debt, permanently reduce debt of a restricted subsidiary that is not a subsidiary guarantor or make an offer to purchase a principal amount of the notes equal to the net cash proceeds, subject to certain exceptions. The purchase price of the notes will be 100% of their principal amount, plus accrued and unpaid interest.

The Indenture contains covenants that limit our ability and certain of our subsidiaries’ ability to:

•	incur additional debt;

•	pay dividends or distributions on our capital stock or redeem, repurchase or retire our capital stock or subordinated debt;

•	issue preferred stock of restricted subsidiaries;

•	make certain investments;

•	create liens on our or our subsidiary guarantors’ assets to secure debt;

•	enter into sale and leaseback transactions;

•	create restrictions on the payment of dividends or other amounts to us from our restricted subsidiaries that are not guarantors of the notes;

•	enter into transactions with affiliates;

•	merge or consolidate with another company; and

•	sell assets, including capital stock of our subsidiaries.

These covenants are subject to a number of important limitations and exceptions.

The Indenture also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, interest and any other monetary obligations on all outstanding 7 5/8% Senior Notes to be due and payable immediately. We were in compliance with all covenants set forth in the Indenture as of September 30, 2012.

We used a portion of the net proceeds from the sale of the 7 5/8% Senior Notes to pay cash dividends of approximately $500.0 million to Aleris Corporation during the year ended December 31, 2011, which were then paid as dividends, pro rata, to the stockholders of Aleris Corporation.

6% Senior Subordinated Exchangeable Notes

In connection with our emergence from bankruptcy, we issued $45.0 million aggregate principal amount of 6.0% senior subordinated exchangeable notes to the participants of the rights offering. The Exchangeable Notes are scheduled to mature on June 1, 2020. The Exchangeable Notes have exchange rights at the holder’s option, after June 1, 2013, and are exchangeable for Aleris Corporation common stock at a rate equivalent to 47.20 shares of Aleris Corporation common stock per $1,000 principal amount of Exchangeable Notes (after adjustment for the payment of the dividends in 2011), subject to further adjustment. The Exchangeable Notes may be redeemed at the Company’s option at specified redemption prices on or after June 1, 2013 or upon a fundamental change of Aleris Corporation. A fundamental change is the occurrence of (i) the acquisition of more than 50% of the total voting power of all shares of capital stock of Aleris Corporation, other than an acquisition by Oaktree or Apollo or a group including either Oaktree or Apollo, (ii) consummation of any share exchange, consolidation or merger of Aleris Corporation or any sale, lease or other transfer of all or substantially all of the consolidated assets of Aleris Corporation and its subsidiaries, taken as a whole, to any person other than to Aleris Corporation or one or more of its subsidiaries, Oaktree or Apollo or a group including either Oaktree or Apollo; provided, however, that the occurrence of any transaction where the holders of Aleris Corporation voting capital stock immediately prior to such transaction have, directly or indirectly, more than 50% of the aggregate voting power of all shares of capital stock of the continuing or surviving corporation or transferee entitled to vote generally in the election of directors immediately after such an event shall not give rise to such redemption.

The Exchangeable Notes are our unsecured, senior subordinated obligations and rank (i) junior to all of our existing and future senior indebtedness, including the ABL Facility; (ii) equally to all of our existing and future senior subordinated indebtedness; and (iii) senior to all of our existing and future subordinated indebtedness.

China Loan Facility

Our subsidiary, Aleris Dingsheng Aluminum (Zhenjiang) Co., Ltd. (“Aleris Zhenjiang”), entered into non-recourse multi-currency secured revolving and term loan facilities (the “China Loan Facility”). The China Loan Facility consists of a $30.6 U.S. dollar term loan facility, an RMB 993.5 term loan facility (or equivalent to approximately $157.3) and an RMB 232.8 (or equivalent to approximately $36.9) revolving credit facility. The interest rate on the term U.S. dollar facility is six month U.S. dollar LIBOR plus 5.0% and the interest rate on the term RMB facility and the revolving credit facility is 110% of the base rate applicable to any loan denominated in RMB of the same tenor, as announced by the People’s Bank of China. As of September 30, 2012, $145.5 was drawn under the term loan facilities. Draws on the revolving facility begin in 2013. The final maturity date for all borrowings under the China Loan Facility is May 18, 2021. Aleris Zhenjiang is an unrestricted subsidiary and non-guarantor under the indenture governing the 7 5/8% Senior Notes.

The China Loan Facility contains certain customary covenants and events of default. The China Loan Facility requires Aleris Zhenjiang to, among other things, maintain a certain ratio of outstanding term loans to invested equity capital. In addition, among other things and subject to certain exceptions, Aleris Zhenjiang is restricted in its ability to:

•

repay loans extended by the stockholders of Aleris Zhenjiang prior to repaying loans under the China Loan Facility or make the China Loan Facility junior to any other debts incurred of the same class for the project;

•	distribute any dividend or bonus to stockholders if its pre-tax profit is insufficient to cover a loss or not used to discharge principal, interest and expenses;

•	dispose of any assets in a manner that will materially impair its ability to repay debts;

•	provide guarantees to third parties above a certain threshold that use assets that are financed by the China Loan Facility;

•	permit any individual investor or key management personnel changes that result in a material adverse effect;

•	use any proceeds from the China Loan Facility for any purpose other than as set forth therein; and

•	enter into additional financing to expand or increase the production capacity of the project.

Aleris Zhenjiang was in compliance with all of the covenants set forth in the China Loan Facility as of September 30, 2012.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

In connection with the sale of the outstanding notes on October 23, 2012, we, the subsidiary guarantors and the initial purchasers entered into a registration rights agreement. Pursuant to the registration rights agreement, we and the subsidiary guarantors agreed to file with the SEC a registration statement on the appropriate form under the Securities Act with respect to publicly registered notes having identical terms to the outstanding notes. Upon the effectiveness of the exchange offer registration statement, we and the guarantors will, pursuant to the exchange offer, offer to the holders of the outstanding notes who are able to make certain representations the opportunity to exchange their notes for the exchange notes. e also agreed to file a shelf registration statement under certain circumstances.

If we and the guarantors fail to complete the exchange offer, or the shelf registration statement, if required by the terms of the registration rights agreement, does not become effective, in each case, within 360 days of the date of original issuance of the notes, or by October 18, 2013, or the shelf registration statement, if required by the terms of the registration rights agreement, is declared effective but thereafter ceases to be effective or the prospectus contained therein ceases to be usable in connection with resales of the outstanding notes during the periods specified in the registration rights agreement, then we will pay additional interest to each holder of the outstanding notes, with respect to the first 90-day period immediately following the occurrence of the first registration default in an amount equal to one-quarter of one percent (0.25%) per annum on the principal amount of the outstanding notes held by such holder. The amount of the additional interest will increase by an additional one-quarter of one percent (0.25%) per annum on the principal amount of outstanding notes with respect to each subsequent 90-day period until all registration defaults have been cured, up to a maximum amount of additional interest for all registration defaults of 1.0% per annum. There can only exist one registration default at any one time. Following the cure of all registration defaults, the accrual of additional interest will cease.

Each broker-dealer that receives the exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

A copy of the registration rights agreement is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

Terms of the Exchange Offer

We and the guarantors are offering to exchange an aggregate principal amount of up to $500.0 million of exchange notes and guarantees thereof for a like aggregate principal amount of outstanding notes and guarantees thereof. The form and terms of the exchange notes are the same as the form and the terms of the outstanding notes, except that the exchange notes:

•	will have been registered under the Securities Act;

•	will not bear the restrictive legends restricting their transfer under the Securities Act; and

•	will not contain the registration rights and additional interest provisions contained in the outstanding notes.

The exchange notes evidence the same debt as the outstanding notes exchanged for the new notes and will be entitled to the benefits of the same indenture under which the outstanding notes were issued, which is governed by New York law. For a complete description of the terms of the exchange notes, see “Description of Exchange Notes.” We will not receive any cash proceeds from the exchange offer.

The exchange offer is not extended to holders of outstanding notes in any jurisdiction where the exchange offer would not comply with the securities or blue sky laws of that jurisdiction.

As of the date of this prospectus, $500.0 million aggregate principal amount of outstanding notes is outstanding and registered in the name of Cede & Co., as nominee for DTC. Only registered holders of the outstanding notes, or their legal representatives and attorneys-in-fact, as reflected on the records of the trustee under the indenture, may participate in the exchange offer. We and the guarantors will not set a fixed record date for determining registered holders of the outstanding notes entitled to participate in the exchange offer. This prospectus, together with the letter of transmittal, is being sent to all registered holders of outstanding notes and to others believed to have beneficial interests in the outstanding notes.

This prospectus and the accompanying letter of transmittal together constitute the exchange offer. Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept for exchange outstanding notes, which are properly tendered on or before the expiration date and are not withdrawn as permitted below, for exchange notes. The expiration date for this exchange offer is 12:00 midnight, New York City time, on January 22, 2013, or such later date and time to which we, in our sole discretion, extend the exchange offer. For the sake of clarity, references herein to “12:00 midnight, New York City time on January 22, 2013” mean the very end of the business day on January 22, 2013 (and not the very beginning of the business day) in accordance with Rule 14d-1(g)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Notes tendered in the exchange offer must be in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Neither we nor any of the guarantors, our or their respective boards of directors or our or their management recommends that you tender or not tender old notes in the exchange offer or has authorized anyone to make any recommendation. You must decide whether to tender outstanding notes in the exchange offer and, if you decide to tender, the aggregate amount of outstanding notes to tender. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC promulgated under the Exchange Act.

We expressly reserve the right, in our sole discretion:

•	to extend the expiration date;

•	to delay accepting any outstanding notes due to an extension of the exchange offer;

•	if any condition set forth below under “—Conditions to the Exchange Offer” has not been satisfied, to terminate the exchange offer and not accept any outstanding notes for exchange; or

•	to amend the exchange offer in any manner.

We will give oral or written notice of any extension, delay, non-acceptance, termination or amendment as promptly as practicable by a public announcement, and in the case of an extension, no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. The notice of extension will disclose the aggregate principal amount of the outstanding notes that have been tendered as of the date of such notice. Without limiting the manner in which we may choose to make a public announcement of any extension, delay, non-acceptance, termination or amendment, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency, which may be an agency controlled by us. Notwithstanding the foregoing, in the event of a material change in the exchange offer, including our waiver of a material condition, we will extend the exchange offer period if necessary so that at least five business days remain in the exchange offer following notice of the material change.

During an extension, all outstanding notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any outstanding notes not accepted for exchange for any reason will be returned without cost to the holder that tendered them promptly after the expiration or termination of the exchange offer.

How to Tender Outstanding Notes for Exchange

When the holder of outstanding notes tenders, and we accept such notes for exchange pursuant to that tender, a binding agreement between us and the tendering holder is created, subject to the terms and conditions set forth in this prospectus and the accompanying letter of transmittal. Except as set forth below, a holder of outstanding notes who wishes to tender such notes for exchange must, on or prior to the expiration date:

•

transmit a properly completed and duly executed letter of transmittal, including all other documents required by such letter of transmittal, to U.S. Bank National Association, which will act as the exchange agent, at the address set forth below under the heading “—The Exchange Agent”;

•	comply with DTC’s Automated Tender Offer Program, or ATOP, procedures described below; or

•

if outstanding notes are tendered pursuant to the book-entry procedures set forth below, the tendering holder must transmit an agent’s message to the exchange agent as per DTC, Euroclear Bank S.A./N.V., as operator of the Euroclear system, or Euroclear, or Clearstream Banking S.A., or Clearstream, (as appropriate) procedures.

In addition, either:

•	the exchange agent must receive the certificates for the outstanding notes and the letter of transmittal;

•

the exchange agent must receive, prior to the expiration date, a timely confirmation of the book-entry transfer of the outstanding notes being tendered, along with the letter of transmittal or an agent’s message; or

•	the holder must comply with the guaranteed delivery procedures described below.

The term “agent’s message” means a message, transmitted to DTC, Euroclear or Clearstream, as appropriate, and received by the exchange agent and forming a part of a book-entry transfer, or “book-entry confirmation,” which states that DTC, Euroclear or Clearstream, as appropriate, has received an express acknowledgement that the tendering holder agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against such holder.

We will not accept any alternative, conditional or contingent tenders. Each tendering holder, by execution of a letter of transmittal or by causing the transmission of an agent’s message, waives any right to receive any notice of the acceptance of such tender.

Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed by an eligible institution unless the outstanding notes surrendered for exchange are tendered:

•	by a registered holder of the outstanding notes; or

•	for the account of an eligible institution.

An “eligible institution” is a firm which is a member of a registered national securities exchange or a member of the Financial Industry Regulatory Authority or a commercial bank or trust company having an office or correspondent in the United States.

If outstanding notes are registered in the name of a person other than the signer of the letter of transmittal, the outstanding notes surrendered for exchange must be endorsed by, or accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by us in our sole discretion, duly executed by the registered holder with the holder’s signature guaranteed by an eligible institution.

We will determine all questions as to the validity, form, eligibility (including time of receipt) and acceptance of outstanding notes tendered for exchange in our sole discretion. Our determination will be final and binding. We reserve the absolute right to:

•	reject any and all tenders of any outstanding note improperly tendered;

•	refuse to accept any outstanding note if, in our judgment or the judgment of our counsel, acceptance of the outstanding note may be deemed unlawful; and

•

waive any defects or irregularities or conditions of the exchange offer as to any particular outstanding note based on the specific facts or circumstance presented either before or after the expiration date, including the right to waive the ineligibility of any holder who seeks to tender outstanding notes in the exchange offer.

Notwithstanding the foregoing, we do not expect to treat any holder of outstanding notes differently from other holders to the extent they present the same facts or circumstances.

Our interpretation of the terms and conditions of the exchange offer as to any particular outstanding notes either before or after the expiration date, including the letter of transmittal and the instructions to it, will be final and binding on all parties. Holders must cure any defects and irregularities in connection with tenders of notes for exchange within such reasonable period of time as we will determine, unless we waive such defects or irregularities. Neither we, the exchange agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of outstanding notes for exchange, nor shall any of us incur any liability for failure to give such notification.

If a person or persons other than the registered holder or holders of the outstanding notes tendered for exchange signs the letter of transmittal, the tendered outstanding notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders that appear on the outstanding notes.

If trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity sign the letter of transmittal or any outstanding notes or any power of attorney, these persons should so indicate when signing, and you must submit proper evidence satisfactory to us of those persons’ authority to so act unless we waive this requirement.

By tendering, each holder will represent to us: that such holder acquiring exchange notes in the exchange offer is acquiring them in the ordinary course of its business; at the time of the commencement of the exchange offer it has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes issued in the exchange offer in violation of the provisions of the Securities Act; it is not an “affiliate,” as defined under Rule 405 of the Securities Act, of us or any guarantor; and if such holder is not a broker-dealer, that it is not engaged in, and does not intend to engage in, the distribution of the exchange notes.

If any holder or any other person receiving exchange notes from such holder is an “affiliate,” as defined under Rule 405 of the Securities Act, of us, or is engaged in or intends to engage in or has an arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of the notes in violation of the provisions of the Securities Act to be acquired in the exchange offer, the holder or any other person:

•	may not rely on applicable interpretations of the staff of the SEC; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Each broker-dealer who acquired its outstanding notes as a result of market-making activities or other trading activities, and thereafter receives exchange notes issued for its own account in the exchange offer, must represent to us and acknowledge that it will provide us with information we reasonably request and comply with the applicable provisions of the Securities Act (including, but not limited to, delivering this prospectus in connection with any resale of such exchange notes issued in the exchange offer). The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. See “Plan of Distribution” for a discussion of the exchange and resale obligations of broker-dealers.

Acceptance of Outstanding Notes for Exchange; Delivery of Exchange Notes Issued in the Exchange Offer

Upon satisfaction or waiver of all the conditions to the exchange offer, we will accept, promptly after the expiration date, all outstanding notes properly tendered and will issue exchange notes registered under the Securities Act in exchange for the tendered outstanding notes. For purposes of the exchange offer, we shall be deemed to have accepted properly tendered outstanding notes for exchange when, as and if we have given oral or written notice to the exchange agent, with written confirmation of any oral notice to be given promptly thereafter, and complied with the applicable provisions of the registration rights agreement. See “—Conditions to the Exchange Offer” for a discussion of the conditions that must be satisfied before we accept any outstanding notes for exchange.

For each outstanding note accepted for exchange, the holder will receive an exchange note registered under the Securities Act having a principal amount equal to that of the surrendered outstanding note. Registered holders of exchange notes issued in the exchange offer on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from October 23, 2012. Under the registration rights agreement, we may be required to make payments of additional interest to the holders of the outstanding notes under circumstances relating to the timing of the exchange offer.

In all cases, we will issue exchange notes for outstanding notes that are accepted for exchange only after the exchange agent timely receives:

•	certificates for such outstanding notes or a timely book-entry confirmation of such outstanding notes into the exchange agent’s account at DTC, Euroclear or Clearstream, as appropriate;

•	a properly completed and duly executed letter of transmittal or an agent’s message; and

•	all other required documents.

If for any reason set forth in the terms and conditions of the exchange offer we do not accept any tendered outstanding notes, or if a holder submits outstanding notes for a greater principal amount than the holder desires to exchange, we will return such unaccepted or nonexchanged notes without cost to the tendering holder. In the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account DTC, Euroclear or Clearstream, the nonexchanged notes will be credited to an account maintained with DTC, Euroclear or Clearstream. We will return the outstanding notes or have them credited to DTC, Euroclear or Clearstream accounts, as appropriate, promptly after the expiration or termination of the exchange offer.

Book-Entry Transfer

The participant should transmit its acceptance to DTC, Euroclear or Clearstream, as the case may be, on or prior to the expiration date or comply with the guaranteed delivery procedures described below. DTC, Euroclear or Clearstream, as the case may be, will verify the acceptance and then send to the exchange agent confirmation of the book-entry transfer. The confirmation of the book-entry transfer will include an agent’s message confirming that DTC, Euroclear or Clearstream, as the case may be, has received an express acknowledgement from the participant that the participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against such participant. Delivery of exchange notes issued in the exchange offer may be effected through book-entry transfer at DTC, Euroclear or Clearstream, as the case may be. However, the letter of transmittal or facsimile thereof or an agent’s message, with any required signature guarantees and any other required documents, must:

•	be transmitted to and received by the exchange agent at the address set forth below under “—The Exchange Agent” on or prior to the expiration date; or

•	comply with the guaranteed delivery procedures described below.

DTC’s ATOP program is the only method of processing exchange offers through DTC. To accept an exchange offer through ATOP, participants in DTC must send electronic instructions to DTC through DTC’s communication system. In addition, such tendering participants should deliver a copy of the letter of transmittal to the exchange agent unless an agent’s message is transmitted in lieu thereof. DTC is obligated to communicate those electronic instructions to the exchange agent through an agent’s message. To tender outstanding notes through ATOP, the electronic instructions sent to DTC and transmitted by DTC to the exchange agent must contain the character by which the participant acknowledges its receipt of and agrees to be bound by the letter of transmittal. Any instruction through ATOP is at your risk and such instruction will be deemed made only when actually received by the exchange agent.

In order for an acceptance of an exchange offer through ATOP to be valid, an agent’s message must be transmitted to and received by the exchange agent prior to the expiration date, or the guaranteed delivery procedures described below must be complied with. Delivery of instructions to DTC does not constitute delivery to the exchange agent.

Guaranteed Delivery Procedures

If a holder of outstanding notes desires to tender such notes and the holder’s outstanding notes are not immediately available, or time will not permit the holder’s outstanding notes or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•	the holder tenders the outstanding notes through an eligible institution;

•

prior to the expiration date, the exchange agent received form such eligible institution a properly completed and duly executed notice of guaranteed delivery, acceptable to us, by mail, hand delivery, overnight courier or facsimile transmission, setting forth the name and address of the holder of the outstanding notes tendered, the certificate number or numbers of such outstanding notes and the amount of the outstanding notes being tendered. The notice of guaranteed delivery shall state that the tender is being made and guarantee that within three New York Stock Exchange trading days after the expiration date, the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed letter of transmittal or agent’s message with any required signature guarantees and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•

the exchange agent receives the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed letter of transmittal or agent’s message with any required signature guarantees and any other documents required by the letter of transmittal, within three New York Stock Exchange trading days after the expiration date.

Withdrawal Rights

You may withdraw tenders of your outstanding notes at any time prior to the expiration of the offer.

For a withdrawal to be effective, you must send a written notice of withdrawal to the exchange agent at the address set forth below under “—The Exchange Agent.” Any such notice of withdrawal must:

•	specify the name of the person that has tendered the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn, including the principal amount of such outstanding notes; and

•	where certificates for outstanding notes are transmitted, specify the name in which outstanding notes are registered, if different from that of the withdrawing holder.

If certificates for outstanding notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and signed notice of withdrawal with signatures guaranteed by an eligible institution unless such holder is an eligible institution. If outstanding notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC, Euroclear or Clearstream, as applicable, to be credited with the withdrawn notes and otherwise comply with the procedures of such facility. We will determine all questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal and our determination will be final and binding on all parties. Any tendered notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any outstanding notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to such holder. In the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at DTC, Euroclear or Clearstream, as applicable, the outstanding notes withdrawn will be unlocked with DTC, Euroclear or Clearstream, as applicable, for the outstanding notes. The outstanding notes will be returned promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn outstanding notes may be re-tendered by following one of the procedures described under “—How to Tender Outstanding Notes for Exchange” above at any time on or prior to 12:00 midnight, New York City time, on the expiration date.

Conditions to the Exchange Offer

Notwithstanding any other provisions of the exchange offer, we are not required to accept the outstanding notes in the exchange offer or to issue the exchange notes, and we may terminate or amend the exchange offer, if at any time before the expiration of the exchange offer (x) such acceptance or issuance would violate any applicable law or any interpretations of the staff of the SEC, (y) there is an action or proceeding instituted or threatened in any court or by any governmental agency that would reasonably be expected to impair our ability to proceed with the exchange offer or there is a material adverse development in any existing action or proceeding with respect to us, or (z) the governmental approvals necessary for the consummation of the exchange offer are not obtained.

The preceding conditions are for our sole benefit, and we may assert any of them regardless of the circumstances giving rise to such condition. We may waive the preceding conditions in whole or in part at any time and from time to time in our sole discretion. Our failure at any time to exercise the foregoing rights shall not be deemed a waiver of such rights, and each right shall be deemed an ongoing right which we may assert at any time and from time to time.

The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered in the exchange.

The Exchange Agent

U.S. Bank National Association has been appointed as our exchange agent for the exchange offer. All executed letters of transmittal should be directed to our exchange agent at the address set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

By Registered Certified or Regular Mail or Overnight Courier or Hand Delivery:

U.S. Bank National Association

60 Livingston Avenue

EP-MN-WS2N

St. Paul, Minnesota 55107 Attn: Specialized Finance

By Facsimile Transmission:

(651) 495-8158

By Telephone:

(800) 934-6802

Originals of all documents sent by facsimile should be promptly sent to the exchange agent by mail, by hand or by overnight delivery service.

The method of delivery of the outstanding notes, the letters of transmittal and all other required documents is at the election and risk of the holders. If such delivery is by mail, we recommend registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. No letters of transmittal or outstanding notes should be sent directly to us.

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF SUCH LETTER OF TRANSMITTAL VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY OF SUCH LETTER OF TRANSMITTAL.

Fees and Expenses

We will not make any payment to brokers, dealers or others soliciting acceptance of the exchange offer except for reimbursement of mailing expenses.

The cash expenses to be incurred in connection with the exchange offer will be paid by us.

Transfer Taxes

Holders who tender their outstanding notes for exchange notes will not be obligated to pay any transfer taxes in connection with the exchange. If, however, exchange notes issued in the exchange offer or substitute outstanding notes not tendered or exchanged are to be delivered to, or are to be issued in the name of, any person other than the holder of the outstanding notes tendered, or if a transfer tax is imposed for any reason other than the exchange of outstanding notes in connection with the exchange offer, then the holder must pay any applicable transfer taxes, whether imposed on the registered holder or on any other person. If satisfactory evidence of payment of, or exemption from, transfer taxes is not submitted with the letter of transmittal, the amount of the transfer taxes will be billed directly to the tendering holder.

Consequences of Failure to Exchange Outstanding Notes

Holders who desire to tender their outstanding notes in exchange for exchange notes registered under the Securities Act should allow sufficient time to ensure timely delivery. Neither the exchange agent nor we are under any duty to give notification of defects or irregularities with respect to the tenders of outstanding notes for exchange.

Outstanding notes that are not tendered or are tendered but not accepted will, following the consummation of the exchange offer, continue to accrue interest and to be subject to the provisions in the indenture regarding the transfer and exchange of the outstanding notes and the existing restrictions on transfer set forth in the legend on the outstanding notes and in the offering memorandum dated October 18, 2012, relating to the outstanding notes. After completion of this exchange offer, we will have no further obligation to provide for the registration under the Securities Act of those outstanding notes except in limited circumstances with respect to specific types of holders of outstanding notes and we do not intend to register the outstanding notes under the Securities Act. In general, outstanding notes, unless registered under the Securities Act, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

Upon completion of the exchange offer, holders of any remaining outstanding notes will not be entitled to any further registration rights under the registration rights agreement, except under limited circumstances. See “Risk Factors—Risks Related to the Exchange Offer and Holding the Exchange Notes—You may have difficulty selling the outstanding notes that you do not exchange.”

Exchanging Outstanding Notes

Based on interpretations of the staff of the SEC, as set forth in no-action letters to third parties, we believe that the notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by holders of such notes, other than by any holder that is a broker-dealer who acquired outstanding notes for its own account as a result of market-making or other trading activities or by any holder which is an “affiliate” of us within the meaning of Rule 405 under the Securities Act. The exchange notes may be offered for resale, resold or otherwise transferred without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

•	the holder is not a broker-dealer tendering notes acquired directly from us;

•	the person acquiring the exchange notes in the exchange offer, whether or not that person is a holder, is acquiring them in the ordinary course of its business;

•	neither the holder nor that other person has any arrangement or understanding with any person to participate in the distribution of the exchange notes issued in the exchange offer; and

•	the holder is not our affiliate.

However, the SEC has not considered the exchange offer in the context of a no-action letter, and we cannot guarantee that the staff of the SEC would make a similar determination with respect to the exchange offer as in these other circumstances.

Each holder must furnish a written representation, at our request, that:

•	it is acquiring the exchange notes issued in the exchange offer in the ordinary course of its business;

•

at the time of the commencement of the exchange offer, it has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes issued in the exchange offer in violation of the provisions of the Securities Act;

•	it is not an “affiliate,” as defined in Rule 405 of the Securities Act, of us or any guarantor; and

•	if it is not a broker-dealer, that it is not engaged in, and does not intend to engage in, the distribution of the exchange notes.

Each holder who cannot make such representations:

•	will not be able to rely on the interpretations of the staff of the SEC in the above-mentioned interpretive letters;

•	will not be permitted or entitled to tender outstanding notes in the exchange offer; and

•

must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or other transfer of outstanding notes, unless the sale is made under an exemption from such requirements.

In addition, each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by that broker-dealer as a result of market-making or other trading activities, must represent to us and acknowledge that it will provide us with information we reasonably request and comply with the applicable provisions of the Securities Act (including, but not limited to, delivering this prospectus in connection with any resale of such notes issued in the exchange offer). See “Plan of Distribution” for a discussion of the exchange and resale obligations of broker-dealers in connection with the exchange offer.

In addition, to comply with state securities laws of certain jurisdictions, the exchange notes may not be offered or sold in any state unless they have been registered or qualified for sale in such state or an exemption from registration or qualification is available and complied with by the holders selling the exchange notes. We have not agreed to register or qualify the exchange notes for offer or sale under state securities laws.

DESCRIPTION OF EXCHANGE NOTES

General

The outstanding notes were issued by the Company and the exchange notes will be issued by the Company, each under an indenture dated as of October 23, 2012 as supplemented by the first supplemental indenture dated as of December 12, 2012 (collectively, the “Indenture”), among the Company, U.S. Bank National Association, as Trustee (including any successor thereto under the Indenture, the “Trustee”) and the Guarantors. The Indenture has been qualified and is subject to and governed by the Trust Indenture Act of 1939 (the “TIA”). For the purposes of this description, the defined term “notes” refers to the outstanding notes and the exchange notes. We urge you to read the Indenture because it defines your rights and our obligations and the Subsidiary Guarantors’ obligations. The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the TIA. Copies of the Indenture have been filed with the SEC and are incorporated by reference into the registration statement of which this prospectus form a part. You can find definitions of certain capitalized terms used in this description under “—Certain Definitions.” In this description, references to the “Company,” “we,” “us” and “our” refer only to Aleris International, Inc., and not to any of its Subsidiaries.

Any outstanding notes that remain outstanding after completion of the exchange offer, together with the exchange notes issued in the exchange offer, will be treated as a single class of securities under the Indenture and will vote together as one class, including for purposes of amending the Indenture.

The terms of the exchange notes are substantially identical in all material respects to the terms of the outstanding notes, except that the transfer restrictions, registration rights and provisions for additional interest relating to the outstanding notes do not apply to the exchange notes.

Brief Description of the Notes and the Guarantees

The notes:

•	are general, unsecured, senior obligations of the Company;

•	rank pari passu in right of payment with all existing and future Senior Indebtedness of the Company, including Indebtedness under our ABL Facility and the 7 5/8% Senior Notes;

•	are effectively subordinated to all Secured Indebtedness of the Company, including Indebtedness under our ABL Facility, to the extent of the value of the collateral securing such Secured Indebtedness;

•

are structurally subordinated to all existing and future Indebtedness and claims of creditors (including trade creditors) and of holders of Preferred Stock of Subsidiaries of the Company that do not guarantee the notes;

•	rank senior in right of payment to all existing and future Subordinated Indebtedness of the Company, including the 6% Senior Subordinated Exchangeable Notes; and

•	are guaranteed on a senior unsecured basis by the Parent Guarantor and the Subsidiary Guarantors that guarantee our ABL Facility.

The Guarantee of each Guarantor:

•	are a general, unsecured senior obligation of such Guarantor;

•

rank pari passu in right of payment with all existing and future Senior Indebtedness of such Guarantor, including, with respect to each Subsidiary Guarantor, its guarantee under our ABL Facility and the 7 5/8% Senior Notes;

•

are effectively subordinated to all Secured Indebtedness of such Guarantor, including, with respect to each Subsidiary Guarantor, its guarantee under our ABL Facility, to the extent of the value of the collateral securing such Secured Indebtedness;

•

are structurally subordinated to all existing and future Indebtedness and claims of creditors (including trade creditors) and of holders of Preferred Stock of Subsidiaries that do not guarantee the notes; and

•	rank senior in right of payment to all existing and future Subordinated Indebtedness of such Guarantor.

Principal, Maturity and Interest

The Company issued the outstanding notes initially with a maximum aggregate original principal amount of $500.0 million. The Company may issue additional notes under the Indenture from time to time subject to the covenant described below under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” (the “Additional Notes”). The notes and any Additional Notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including waivers, amendments, redemptions and offers to purchase, although if the Additional Notes are not fungible with the notes for U.S. federal income tax purposes, the Additional Notes will trade under a separate CUSIP number. Unless the context requires otherwise, references to “notes” for all purposes of the Indenture and this “Description of Exchange Notes” include any Additional Notes that are actually issued and references to “principal amount” of the notes include any Additional Notes.

Interest on the notes will be payable semi-annually in arrears on each May 1 and November 1, commencing on May 1, 2013. The Company will make each interest payment to the Holders of record of the notes on the immediately preceding April 15 and October 15. Interest on the notes will accrue from the most recent date to which interest has been paid with respect to such notes, or if no interest has been paid with respect to such notes, from October 23, 2012, the date of original issuance thereof. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. The notes will mature on November 1, 2020. Additional Interest may accrue on the notes in certain circumstances pursuant to the Registration Rights Agreement as described under “Exchange Offer.” All references in the Indenture and this “Description of Exchange Notes,” in any context, to any interest or other amount payable on or with respect to the notes shall be deemed to include any Additional Interest pursuant to the Registration Rights Agreement.

Principal of and premium, if any, and interest on the notes will be payable at the office or agency of the Company maintained for such purpose within the City of New York or, at the option of the Company, payments of interest may be made by check mailed to the Holders at their respective addresses set forth in the register of Holders; provided that all payments of principal, premium, if any, and interest with respect to notes represented by one or more global notes registered in the name of or held by DTC or its nominee will be made by wire transfer of immediately available funds to the accounts specified by the Holder or Holders thereof. The notes will be issued in denominations of $2,000 and any integral multiples of $1,000 in excess thereof.

Parent Guarantee

On December 12, 2012, Aleris Corporation entered into a first supplemental indenture providing that Aleris Corporation will fully and unconditionally guarantee the obligations of the Company under the Indenture. Aleris Corporation, as primary obligor and not merely as surety, has, together with the Subsidiary Guarantors, jointly and severally fully and unconditionally guaranteed, on a senior unsecured basis, the performance and full and punctual payment when due, whether at maturity, by acceleration or otherwise, of all obligations of the Company under the Indenture and the notes, whether for payment of principal of, or interest on or Additional Interest in respect of the notes, expenses, indemnification or otherwise, on the terms set forth in the Indenture. The Parent Guarantee is a general unsecured senior obligation of the Parent Guarantor, will rank pari passu in right of payment with all existing and future Senior Indebtedness of the Parent Guarantor, is effectively subordinated to all Secured Indebtedness of the Parent Guarantor, to the extent of the value of the collateral securing such Secured Indebtedness, and will rank senior in right of payment to all existing and future Subordinated Indebtedness of the Parent Guarantor. The Parent Guarantee of the Parent Guarantor is structurally subordinated to all existing and future claims of creditors (including trade creditors) and holders of Preferred Stock of Subsidiaries of the Parent Guarantor that do not guarantee the notes. See also “—Brief Description of the Notes and the Guarantees.”

The Parent Guarantee contains a provision intended to limit the Parent Guarantor’s liability thereunder to the maximum amount that it could incur without causing the incurrence of obligations under its Parent Guarantee to be a fraudulent transfer. This provision may not, however, be effective to protect the Parent Guarantee from being voided under fraudulent transfer law, or may reduce the Parent Guarantor’s obligation to an amount that effectively makes its Parent Guarantee worthless. See “Risk Factors—Risks Related to the Exchange Notes and Our Indebtedness—Federal and state statutes may allow courts, under specific circumstances to void the exchange notes and the guarantees, subordinate claims in respect of the exchange notes and the guarantees and require note holders to return payments received.”

Subsidiary Guarantees

Each direct and indirect Restricted Subsidiary of the Company that is a Domestic Subsidiary and that guarantees the obligations of the Company under the ABL Facility, as primary obligor and not merely as surety, has, together with the Parent Guarantor, jointly and severally irrevocably and unconditionally guaranteed, on a senior unsecured basis, the performance and full and punctual payment when due, whether at maturity, by acceleration or otherwise, of all obligations of the Company under the Indenture and the notes, whether for payment of principal of, or interest on or Additional Interest in respect of the notes, expenses, indemnification or otherwise, on the terms set forth in the Indenture by executing the Indenture. At the Issue Date, UWA Acquisition Co., Name Acquisition Co., IMSAMET of Arizona, Aleris RM, Inc. and Aleris Worldwide, Inc. were the only Restricted Subsidiaries of the Company that are Domestic Subsidiaries and that were not required to guarantee the obligations of the Company under the ABL Facility and therefore will not be Subsidiary Guarantors. Each Subsidiary Guarantee is a general unsecured senior obligation of the applicable Subsidiary Guarantor, will rank pari passu in right of payment with all existing and future Senior Indebtedness of such Subsidiary Guarantor, is effectively subordinated to all Secured Indebtedness of such Subsidiary Guarantor, including such Subsidiary Guarantor’s guarantee of the ABL Facility, to the extent of the value of the collateral securing such Secured Indebtedness, and will rank senior in right of payment to all existing and future Subordinated Indebtedness of such Subsidiary Guarantor. The Subsidiary Guarantee of such Subsidiary Guarantor is structurally subordinated to all existing and future claims of creditors (including trade creditors) and holders of Preferred Stock of Subsidiaries of such Subsidiary Guarantor that do not guarantee the notes. See also “—Brief Description of the Notes and the Guarantees.”

Each Subsidiary Guarantee contains a provision intended to limit the Subsidiary Guarantor’s liability thereunder to the maximum amount that it could incur without causing the incurrence of obligations under its Subsidiary Guarantee to be a fraudulent transfer. This provision may not, however, be effective to protect a Subsidiary Guarantee from being voided under fraudulent transfer law, or may reduce the Subsidiary Guarantor’s obligation to an amount that effectively makes its Subsidiary Guarantee worthless. See “Risk Factors—Risks Related to the Exchange Notes and Our Indebtedness—Federal and state statutes may allow courts, under specific circumstances, to void the exchange notes and the guarantees, subordinate claims in respect of the exchange notes and the guarantees and require note holders to return payments received.”

Each Subsidiary Guarantor may consolidate with or merge into or sell all or substantially all its assets to (A) the Company or another Subsidiary Guarantor without limitation or (B) any other Person upon the terms and conditions set forth in the Indenture. See “—Certain Covenants—Merger, Consolidation or Sale of All or Substantially All Assets.”

The Subsidiary Guarantee of a Subsidiary Guarantor will automatically and unconditionally be released and discharged upon:

(1)(a) the sale, disposition or other transfer (including through merger or consolidation) of all of the Capital Stock (or any sale, disposition or other transfer of Capital Stock following which such Subsidiary Guarantor is no longer a Restricted Subsidiary), or all or substantially all the assets, of such Subsidiary Guarantor (other than a sale, disposition or other transfer to a Restricted Subsidiary) if such sale, disposition or other transfer is permitted by the applicable provisions of the Indenture;

(b) the designation by the Company of such Subsidiary Guarantor as an Unrestricted Subsidiary in accordance with the provisions of the Indenture set forth under “—Certain Covenants—Limitation on Restricted Payments” and the definition of “Unrestricted Subsidiary” set forth under “—Certain Definitions”;

(c) the release or discharge of such Subsidiary Guarantor from its guarantee of Indebtedness under the ABL Facility or the guarantee that resulted in the obligation of such Subsidiary Guarantor to guarantee the notes, in each case, if such Subsidiary Guarantor would not then otherwise be required to guarantee the notes pursuant to the covenant described under “—Certain Covenants—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries” (treating any guarantees of such Subsidiary Guarantor that remain outstanding as incurred at least 30 days prior to such release or discharge); or

(d) the exercise by the Company of its legal defeasance option or its covenant defeasance option, as described under “—Legal Defeasance and Covenant Defeasance” or if the Company’s obligations under the Indenture are discharged in accordance with the terms of the Indenture; and

(2) in the case of clause (1) (a) above, the release or discharge of such Subsidiary Guarantor from its guarantee, if any, of and all pledges and security, if any, granted by such Subsidiary Guarantor in connection with, the ABL Facility.

Ranking

Senior Secured Indebtedness versus Notes

Payments of principal of, and premium, if any, and interest on the notes and the payment of any Guarantee will rank pari passu in right of payment with all Senior Indebtedness of the Company, the Parent Guarantor and the Subsidiary Guarantors, including the obligations of the Company and, to the extent applicable, the Subsidiary Guarantors under the ABL Facility. However, the notes will be effectively subordinated in right of payment to all of the Company’s, the Parent Guarantor’s and the Subsidiary Guarantors’ existing and future Secured Indebtedness to the extent of the value of the assets securing such Indebtedness.

As of September 30, 2012, the borrowing base under our ABL Facility supported borrowings of up to $519.8 million, we had $43.0 million of outstanding letters of credit and $476.9 million available for borrowing. All of such borrowings would constitute secured debt. The Company also had outstanding $45.0 million aggregate principal amount of its 6% senior subordinated exchangeable notes as of September 30, 2012.

In addition, certain of our Hedging Obligations with respect to aluminum and natural gas may constitute Secured Indebtedness. To the extent prices of these commodities increase, the amount of this Secured Indebtedness could increase significantly. We expect to incur additional secured Hedging Obligations as part of our ongoing commodity risk management activities.

Although the Indenture contains limitations on the amount of additional Senior Indebtedness that the Company and its Restricted Subsidiaries may incur and the amount of additional Secured Indebtedness the Company and the Subsidiary Guarantors may incur, under certain circumstances the amount of such additional Senior Indebtedness and Secured Indebtedness could be substantial. See “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Certain Covenants—Liens.”

Liabilities of Subsidiaries versus Notes

The Company conducts a significant portion of its operations through its Subsidiaries. Some of the Company’s Subsidiaries are not guaranteeing the notes, and Subsidiary Guarantees may be released under certain circumstances, as described under “—Subsidiary Guarantees.” In addition, the Company’s future Subsidiaries may not be required to guarantee the notes. Claims of creditors of such non-guarantor Subsidiaries, including trade creditors and creditors holding indebtedness or guarantees issued by such non-guarantor Subsidiaries, and claims of holders of Preferred Stock of such non-guarantor Subsidiaries generally will have priority with respect to the assets and earnings of such non-guarantor Subsidiaries over the claims of the Company’s creditors, including Holders. Accordingly, the notes will be structurally subordinated to claims of creditors (including trade creditors) and holders of Preferred Stock, if any, of such non-guarantor Subsidiaries.

As of September 30, 2012, the Company’s Subsidiaries that are not Subsidiary Guarantors had consolidated assets (excluding intercompany balances and investments in subsidiaries) of $1.5 billion, representing 64% of the consolidated total assets of the Company and its Subsidiaries, and consolidated total liabilities (excluding intercompany balances) of approximately $750.2 million, accounting for approximately 46% of the Company’s consolidated liabilities, which includes trade payables and approximately $158.7 million of indebtedness outstanding with no indebtedness under the ABL Facility. For the nine months ended September 30, 2012, our Subsidiaries that are not Subsidiary Guarantors generated consolidated total revenues of $1.8 billion, which represented 54% of the consolidated total revenues of the Company and its Subsidiaries and operating income of $134.7 million, which represented 78% of the consolidated operating income of the Company and its Subsidiaries.

Although the Indenture limits the incurrence of Indebtedness and Preferred Stock by Restricted Subsidiaries, such limitation is subject to a number of significant qualifications. Moreover, the Indenture does not impose any limitation on the incurrence by Restricted Subsidiaries of liabilities that are not considered Indebtedness or Preferred Stock under the Indenture, such as trade payables. See “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

Although the Indenture imposes requirements upon certain sales, conveyances and other transfers of assets by the Company and the Restricted Subsidiaries, such requirements do not prohibit such sales, conveyances or transfers but generally only require that the Company or the Restricted Subsidiary receive fair market value for the asset, that a designated portion of the consideration is received in cash or, in certain cases, Cash Equivalents and that the Company or the Restricted Subsidiary apply the net cash proceeds for specified purposes, including the retirement of certain Indebtedness or an investment in additional assets.

Mandatory Redemption; Offer to Purchase, Open market Purchases

The Company is not required to make any mandatory redemption or sinking fund payments with respect to the notes. However, under certain circumstances, the Company may be required to offer to purchase notes as described under “—Repurchase at the Option of Holders.” The Company or its Affiliates may from time to time acquire notes by means other than a redemption, whether by tender offer, exchange offer, in open market purchases, through negotiated transactions or otherwise, in accordance with applicable securities laws, upon such terms and at such prices as the Company or its Affiliates may determine, which may be more or less than the consideration for which the outstanding notes were sold and may be less than the redemption price then in effect and could be for cash or other consideration.

Optional Redemption

Except as described below, the notes are not redeemable at the Company’s option prior to November 1, 2015. From and after November 1, 2015, the Company may redeem the notes, in whole or in part, upon not less than 30 nor more than 60 days’ prior notice at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest, and Additional Interest, if any, thereon to the applicable redemption date, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on November 1 of each of the years indicated below:

Year	Percentage
2015	105.906%
2016	103.938%
2017	101.969%
2018 and thereafter	100.000%

Prior to November 1, 2015, the Company may, at its option, redeem up to 40% of the sum of the original aggregate principal amount of notes (and the original principal amount of any Additional Notes) issued under the Indenture at a redemption price equal to 107.875% of the aggregate principal amount thereof, plus accrued and unpaid interest, and Additional Interest, if any, thereon to the redemption date, subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds of one or more Equity Offerings of the Company or any direct or indirect parent of the Company to the extent such net proceeds are contributed to the Company, provided that:

•

at least 60% of the sum of the aggregate principal amount of notes originally issued under the Indenture and the aggregate principal amount of any Additional Notes issued under the Indenture after the Issue Date remain outstanding immediately after the occurrence of each such redemption; and

•	each such redemption occurs within 180 days of the date of closing of each such Equity Offering.

At any time prior to November 1, 2015, the Company may also redeem all or a part of the notes, upon not less than 30 nor more than 60 days’ prior notice, at a redemption price equal to 100% of the principal amount of notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and Additional Interest, if any, to the redemption date, subject to the rights of Holders on the relevant record date to receive interest due on the relevant interest payment date.

Selection and Notice

If the Company is redeeming less than all of the notes at any time, the Trustee will select the notes to be redeemed (a) if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which such notes are listed or (b) if such notes are not so listed, on a pro rata basis to the extent practicable; provided that no notes of $2,000 or less shall be redeemed in part.

Notices of redemption shall be mailed by first-class mail, postage prepaid, at least 30 days but not more than 60 days before the redemption date to each Holder at such Holder’s registered address, except that notices of redemption may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the Indenture. If any note is to be redeemed in part only, any notice of redemption that relates to such note shall state the portion of the principal amount thereof to be redeemed.

A new note in principal amount equal to the unredeemed portion of any note redeemed in part will be issued in the name of the Holder thereof upon cancellation of the original note. Notes called for redemption become due and payable on the date fixed for redemption. On and after the redemption date, unless the Company defaults in the redemption payment, interest shall cease to accrue on the note or portions thereof called for redemption.

In connection with any redemption of notes (including with the net cash proceeds of an Equity Offering), any such redemption may, at the Company’s discretion, be subject to one or more conditions precedent, including any related Equity Offering. In addition, if such redemption or notice is subject to satisfaction of one or more conditions precedent, such notice shall state that, in the Company’s discretion, the redemption date may be delayed until such time as any or all such conditions shall be satisfied, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the redemption date, or by the redemption date so delayed.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, the Company will make an offer to purchase all of the notes pursuant to the offer described below (the “Change of Control Offer”) at a price in cash (the “Change of Control Payment”) equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, and Additional Interest, if any, to the date of purchase, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date, except to the extent the Company has elected to redeem the notes as described under “—Optional Redemption.” Within 30 days following any Change of Control, except to the extent the Company has elected to redeem the notes as described under “—Optional Redemption,” the Company will send notice of such Change of Control Offer electronically or by first class mail, with a copy to the Trustee, to each Holder to the address of such Holder appearing in the register of Holders with a copy to the Trustee, with the following information:

(1) a Change of Control Offer is being made pursuant to the covenant entitled “Change of Control” and all notes properly tendered pursuant to such Change of Control Offer will be accepted for payment;

(2) the purchase price and the purchase date, which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”);

(3) any note not properly tendered will remain outstanding and continue to accrue interest;

(4) unless the Company defaults in the payment of the Change of Control Payment, all notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on the Change of Control Payment Date;

(5) Holders electing to have any notes purchased pursuant to a Change of Control Offer will be required to surrender the notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the notes completed, to the paying agent specified in the notice at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date;

(6) Holders will be entitled to withdraw their tendered notes and their election to require the Company to purchase such notes; provided that the paying agent receives, not later than the close of business on the last day of the offer period, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of notes tendered for purchase, and a statement that such Holder is withdrawing its tendered notes and its election to have such notes purchased; and

(7) Holders whose notes are being purchased only in part will be issued new notes equal in principal amount to the unpurchased portion of the notes surrendered, which unpurchased portion must be equal to $2,000 or an integral multiple of $1,000 in excess thereof.

While the notes are in global form and the Company makes a Change of Control Offer, a Holder may exercise its option to elect for the purchase of the notes through the facilities of DTC, subject to its rules and regulations.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

On the Change of Control Payment Date, the Company will, to the extent permitted by law,

(1) accept for payment all notes or portions thereof properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the aggregate Change of Control Payment in respect of all notes or portions thereof so tendered; and

(3) deliver, or cause to be delivered, to the Trustee for cancellation the notes so accepted together with an Officers’ Certificate stating that such notes or portions thereof have been tendered to and purchased by the Company.

The paying agent will promptly mail to each Holder the Change of Control Payment for such notes, and the Trustee will promptly authenticate and mail to each Holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any, provided that each such new note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The ABL Facility will, and future credit agreements or other agreements to which the Company becomes a party may, provide that certain change of control events with respect to the Company (including a Change of Control under the Indenture) would constitute a default thereunder. If the Company experiences a change of control that triggers a default under the ABL Facility or cross-defaults under any other Indebtedness, the Company could seek a waiver of such defaults or seek to refinance the Indebtedness outstanding under the ABL Facility and such other Indebtedness. In the event the Company does not obtain such a waiver or refinance the Indebtedness outstanding under the ABL Facility and such other Indebtedness, such defaults could result in amounts outstanding under the ABL Facility and such other Indebtedness being declared due and payable. If the Company does not obtain such consent or repay such borrowings, the Company will remain prohibited from purchasing the notes. In such case, the Company’s failure to purchase tendered notes would constitute an Event of Default under the Indenture. The Company’s ability to pay cash to the Holders following the occurrence of a Change of Control may be limited by its then existing financial resources. Therefore, sufficient funds may not be available when necessary to make any required repurchases.

The Company will not be required to make a Change of Control Offer following a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the time and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all notes validly tendered and not withdrawn under such Change of Control Offer or (2) a notice of redemption has been given for all of the notes pursuant to the indenture as described above under the caption “—Optional Redemption”, unless and until there is a default in payment of the applicable redemption price. A Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

The Change of Control purchase feature of the notes may in certain circumstances make more difficult or discourage a sale or takeover of the Company and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the Company and the Initial Purchasers for the issuance of the outstanding notes. We have no present intention to engage in a transaction involving a Change of

Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to incur additional Indebtedness are contained in the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.” Such restrictions can be waived with the consent of the Holders of a majority in principal amount of the notes then outstanding. Except for the limitations contained in such covenant, however, the Indenture will not contain any covenants or provisions that may afford Holders protection in the event of a highly leveraged transaction.

The definition of “Change of Control,” and a number of other provisions described in this “Description of Exchange Notes,” refer to a disposition of “all or substantially all” of the assets of the Company to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Company. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder may require the Company to make an offer to repurchase the notes as described above. In the case of the other provisions using the term “all or substantially all,” it may be unclear as to whether such other provisions apply to a given transaction. In all cases, for the avoidance of doubt, the term “all or substantially all” of the assets of the Company shall not be deemed to refer to “any” assets of the Company as a result of the Company or a Subsidiary being in the “zone of insolvency.”

The provisions under the Indenture relative to the Company’s obligation to make an offer to repurchase the notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the notes.

Asset Sales

The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, cause, make or suffer to exist an Asset Sale, unless:

(1) the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value (as determined in good faith by the Company) of the assets sold or otherwise disposed of (notwithstanding the foregoing, the consideration received by the Company or any of its Restricted Subsidiaries from (A) the sale of the Saginaw, Michigan facility on terms materially consistent with the terms, as in effect as of October 6, 2003, set forth in Exhibit 5 to the Long Term Agreement as in effect as of October 6, 2003 between General Motors Corporation and Alchem Aluminum Inc., dated as of February 26, 1999, (B) the sale of an investment in Aleris Zhenjiang as required by the Zhenjiang Agreement as existing on the Issue Date and (C) sales, transfers and other dispositions of Investments in other joint ventures to the extent required by, or made pursuant to, customary buy/sell arrangements between the joint venture parties set forth in joint venture agreements and similar binding agreements, shall, in each case, be deemed to be fair market value for purposes of this paragraph); and

(2) except in the case of a Permitted Asset Swap, at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; provided that the amount of

(a) any liabilities (as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet or in the notes thereto) of the Company or such Restricted Subsidiary, other than liabilities that are by their terms subordinated to the notes, that are assumed by the transferee of any such assets (or a third party on behalf of the transferee) and for which the Company or such Restricted Subsidiary has been validly released by all creditors in writing;

(b) any securities, notes or other obligations or assets received by the Company or such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received) within 180 days following the closing of such Asset Sale; and

(c) any Designated Noncash Consideration received by the Company or such Restricted Subsidiary in such Asset Sale having an aggregate fair market value, taken together with all other Designated Noncash Consideration received pursuant to this clause (c) that has not previously been converted to cash, not to exceed the greater of (x) $100.0 million and (y) 3.0% of Consolidated Total Assets at the time of receipt of such Designated Noncash Consideration, with the fair market value of each item of Designated Noncash Consideration being measured at the time received and without giving effect to subsequent changes in value;

shall be deemed to be cash for purposes of this provision and for no other purpose.

Within 450 days after any of the Company’s or any Restricted Subsidiary’s receipt of the Net Proceeds of any Asset Sale, the Company or such Restricted Subsidiary may, at its option, apply the Net Proceeds from such Asset Sale:

(1) to permanently reduce

(x) Obligations under the ABL Facility or any other Senior Indebtedness, in each case, of the Company or any Subsidiary Guarantor and, in the case of Obligations under revolving credit facilities or other similar Indebtedness, to correspondingly permanently reduce commitments with respect thereto (other than Obligations owed to the Company or a Restricted Subsidiary); provided that if the Company or any Restricted Subsidiary shall so reduce Obligations under any Senior Indebtedness that is not Secured Indebtedness, the Company or such Subsidiary Guarantor will, equally and ratably, reduce Obligations under the notes by, at its option, (A) redeeming notes if the notes are then redeemable as provided under “—Optional Redemption,” (B) making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all Holders to purchase their notes at 100% of the principal amount thereof, plus the amount of accrued and unpaid interest and Additional Interest, if any, on the principal amount of notes to be repurchased or (C) purchasing notes through open market purchases (to the extent such purchases are at a price equal to or higher than 100% of the principal amount thereof) in a manner that complies with the Indenture and applicable securities law; or

(y) Indebtedness of a Restricted Subsidiary that is not a Subsidiary Guarantor, other than Indebtedness owed to the Company or another Restricted Subsidiary; or

(2) to make an investment in (a) any one or more businesses; provided that such investment in any business is in the form of the acquisition of Capital Stock and results in the Company or any Restricted Subsidiary owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) properties, (c) capital expenditures and (d) acquisitions of other assets, that in each of (a), (b), (c) and (d), are used or useful in a Similar Business or replace the businesses, properties and assets that are the subject of such Asset Sale; or

(3) any combination of the foregoing.

Any Net Proceeds from any Asset Sale that are not invested or applied in accordance with the preceding paragraph within 450 days from the date of the receipt of such Net Proceeds will be deemed to constitute “Excess Proceeds”; provided that if during such 450-day period the Company or a Restricted Subsidiary enters into a definitive binding agreement committing it to apply such Net Proceeds in accordance with the requirements of clause (2) of the immediately preceding paragraph after such 450th day, such 450th day period will be extended with respect to the amount of Net Proceeds so committed until such Net Proceeds are required to be applied in accordance with such agreement (but such extension will in no event be for a period longer than 180 days) (or, if earlier, the date of termination of such agreement). When the aggregate amount of Excess Proceeds exceeds $35.0 million, the Company shall make an offer to all Holders and, if required by the terms of any Senior Indebtedness, to the holders of such Senior Indebtedness (other than with respect to Hedging Obligations) (an “Asset Sale Offer”), to purchase the maximum aggregate principal amount of notes and such Senior Indebtedness that is an amount equal to at least $2,000 that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. The Company will commence an Asset Sale Offer with respect to Excess Proceeds within ten Business Days after the date that Excess Proceeds exceed $35.0 million by mailing or electronically sending the notice required pursuant to the terms of the Indenture, with a copy to the Trustee. The Company may satisfy the foregoing obligations with respect to any Net Proceeds from an Asset Sale by making an Asset Sale Offer with respect to such Net Proceeds prior to the expiration of the relevant 450 days (or such longer period provided above) or with respect to Excess Proceeds of $35.0 million or less.

To the extent that the aggregate amount of notes and such Senior Indebtedness tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for general corporate purposes, subject to the other covenants contained in the Indenture. If the aggregate principal amount of notes or the Senior Indebtedness surrendered by such holders thereof exceeds the amount of Excess Proceeds, the Company shall select or cause to be selected the notes and such Senior Indebtedness to be purchased on a pro rata basis based on the accreted value or principal amount of the notes or such Senior Indebtedness tendered. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds related to such Asset Sale Offer shall be reset at zero.

Pending the final application of any Net Proceeds pursuant to this covenant, the Company or the applicable Restricted Subsidiary may apply such Net Proceeds temporarily to reduce Indebtedness outstanding under a revolving credit facility or otherwise invest such Net Proceeds in any manner not prohibited by the Indenture.

The procedures for an Asset Sale Offer will be substantially the same as for a Change of Control Offer. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

The ABL Facility will limit (subject to limited exceptions), and future credit agreements or other agreements to which the Company becomes a party may limit or prohibit, the Company from purchasing any notes as a result of an Asset Sale Offer. In the event the Company is required to make an Asset Sale Offer at a time when the Company is prohibited from purchasing the notes, the Company could seek the consent of its lenders to permit the purchase of the notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such consent or repay such borrowings, the Company will remain prohibited from purchasing the notes. In such case, the Company’s failure to purchase tendered notes would constitute an Event of Default under the Indenture.

The provisions under the Indenture relative to the Company’s obligation to make an offer to repurchase the notes as a result of an Asset Sale may be waived or modified with the written consent of the Holders of a majority in principal amount of the notes.

Certain Covenants

Covenant Termination

If on any date following the date of the Indenture:

(1) the notes are rated Baa3 or better by Moody’s and BBB- or better by S&P (or, if either such entity ceases to rate the notes for reasons outside of the control of the Company, the equivalent investment grade credit rating from any other “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by the Company as a replacement agency); and

(2) no Default or Event of Default shall have occurred and be continuing, then, beginning on that day, the Company and its Restricted Subsidiaries will no longer be subject to the provisions of the Indenture described herein under the following captions:

(1) “—Repurchase at the Option of Holders—Asset Sales”;

(2) “—Certain Covenants—Limitation on Restricted Payments”;

(3) “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and preferred Stock”;

(4) “—Certain Covenants—Limitation on Sale and Lease-Back Transactions”;

(5) clause (4) of “—Certain Covenants—Merger, Consolidation or Sale of All or Substantially All Assets”;

(6) “—Certain Covenants—Transactions with Affiliates”;

(7) “—Certain Covenants—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries”; and

(8) “—Certain Covenants—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries.”

Limitation on Restricted Payments

The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly:

(1) declare or pay any dividend or make any distribution on account of the Company’s or any Restricted Subsidiary’s Equity Interests, including any dividend or distribution payable in connection with any merger or consolidation other than:

(A) dividends or distributions by the Company payable in Equity Interests (other than Disqualified Stock) of the Company or in options, warrants or other rights to purchase such Equity Interests (other than Disqualified Stock); or

(B) dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly Owned Subsidiary, the Company or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities;

(2) purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of the Company or any direct or indirect parent of the Company, including in connection with any merger or consolidation;

(3) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value in each case, prior to any scheduled repayment, sinking fund payment or maturity, any Subordinated Indebtedness, other than:

(A) Indebtedness permitted under clauses (h) and (i) of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; or

(B) the purchase, repurchase or other acquisition of Subordinated Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition; or

(4) make any Restricted Investment;

(all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(a) no Default shall have occurred and be continuing or would occur as a consequence thereof;

(b) immediately after giving effect to such transaction on a pro forma basis, the Company could incur $1.00 of additional Indebtedness under the provisions of the first paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and the Restricted Subsidiaries after the Issue Date pursuant to the first paragraph of this covenant or clauses (1), (7) and (9) of the next succeeding paragraph (and excluding, for the avoidance of doubt, all other Restricted Payments made pursuant to the next succeeding paragraph), is less than the sum, without duplication, of:

(1) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from October 1, 2012 to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment, or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit, plus

(2) 100% of the aggregate net cash proceeds and the fair market value, as determined in good faith by the Company, of marketable securities or other property received by the Company after the Issue Date (less the amount of such net cash proceeds to the extent such amount has been relied upon to permit the incurrence of Indebtedness, or issuance of Disqualified Stock or Preferred Stock pursuant to clause (u)(ii) of the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) from the issue or sale of:

(x) (i) Equity Interests of the Company, including Retired Capital Stock (as defined below), but excluding cash proceeds and the fair market value, as determined in good faith by the Company, of marketable securities or other property received from the sale of Equity Interests to any future, present or former employees, directors, managers or consultants of the Company, any direct or indirect parent company of the Company or any of the Company’s Subsidiaries after the Issue Date to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph; and

(ii) to the extent actually contributed to the Company, Equity Interests of the Company’s direct or indirect parent companies (excluding contributions to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph), or

(y) debt securities of the Company that have been converted into or exchanged for such Equity Interests of the Company;

provided that this clause (2) shall not include the proceeds from (a) Equity Interests of the Company or debt securities of the Company that have been converted into or exchanged for Equity Interests of the Company sold to a Restricted Subsidiary or the Company, as the case may be, (b) Disqualified Stock or debt securities that have been converted into or exchanged for Disqualified Stock or (c) Excluded Contributions, plus

(3) 100% of the aggregate amount of cash and the fair market value, as determined in good faith by the Company, of marketable securities or other property contributed to the capital of the Company after the Issue Date (less the amount of such net cash proceeds to the extent such amount has been relied upon to permit the incurrence of Indebtedness or issuance of Disqualified Stock or Preferred Stock pursuant to clause (u)(ii) of the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) (other than any contribution made by a Restricted Subsidiary and other than any Excluded Contribution), plus

(4) to the extent not already included in Consolidated Net Income, 100% of the aggregate amount received in cash and the fair market value, as determined in good faith by the Company, of marketable securities or other property received after the Issue Date by means of

(A) the sale or other disposition (other than to the Company or a Restricted Subsidiary) of Restricted Investments made by the Company or any Restricted Subsidiary and repurchases and redemptions of such Restricted Investments from the Company or any Restricted Subsidiary and repayments to the Company or a Restricted Subsidiary of loans or advances that constitute Restricted Investments; or

(B) the sale (other than to the Company or a Restricted Subsidiary) of the Capital Stock of an Unrestricted Subsidiary or a distribution from an Unrestricted Subsidiary (other than in each case to the extent the Investment in such Unrestricted Subsidiary was made by the Company or a Restricted Subsidiary pursuant to clauses (11), (12) or (14) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment) or a dividend from an Unrestricted Subsidiary, plus

(5) in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary after the Issue Date, the fair market value of the Investment in such Unrestricted Subsidiary, as determined by the Company in good faith or if, in the case of an Unrestricted Subsidiary, such fair market value may exceed $100.0 million, in writing by an Independent Financial Advisor, at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary, other than an Unrestricted Subsidiary to the extent the Investment in such Unrestricted Subsidiary was made by the Company or a Restricted Subsidiary pursuant to clauses (11), (12) or (14) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment; and

(d) such Restricted Payment is made after April 1, 2013 and after the time that the entire Restricted Payment capacity under clause (16) of the next succeeding paragraph shall have been used.

The foregoing provisions will not prohibit:

(1) the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture;

(2) the redemption, repurchase, retirement or other acquisition of any Equity Interests (“Retired Capital Stock”) or Subordinated Indebtedness of the Company or any Equity Interests of any direct or indirect parent company of the Company, in exchange for, or out of the proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary) of, Equity Interests of the Company (in each case, other than any Disqualified Stock);

(3) the defeasance, redemption, repurchase or other acquisition or retirement of (a) Subordinated Indebtedness of the Company or a Restricted Subsidiary made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of such Person or (b) Disqualified Stock of the Company or a Restricted Subsidiary made by exchange for, or out of the proceeds of the substantially concurrent sale of, Disqualified Stock of such Person that, in each case, is incurred in compliance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” so long as:

(A) the principal amount of such new Indebtedness or liquidation preference of such new Disqualified Stock does not exceed the principal amount (or accreted value, if applicable) of the Subordinated Indebtedness or the liquidation preference of the Disqualified Stock being so defeased, redeemed, repurchased, acquired or retired for value, plus the amount of any reasonable premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness or Disqualified

Stock being so defeased, redeemed, repurchased, acquired or retired and any reasonable fees and expenses incurred in connection with the issuance of such new Indebtedness or Disqualified Stock;

(B) such Indebtedness is subordinated to the notes at least to the same extent as such Subordinated Indebtedness so defeased, redeemed, repurchased, acquired or retired;

(C) such Indebtedness or Disqualified Stock has a final scheduled maturity date equal to or later than (x) the final scheduled maturity date of the Subordinated Indebtedness or Disqualified Stock being so defeased, redeemed, repurchased, acquired or retired or (y) one year after the final stated maturity of the notes; and

(D) such Indebtedness or Disqualified Stock has a Weighted Average Life to Maturity equal to or greater than (x) the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness or Disqualified Stock being so defeased, redeemed, repurchased, acquired or retired or (y) one year after the final stated maturity of the notes;

(4) a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of Equity Interests (other than Disqualified Stock) of the Company or any of its direct or indirect parent companies held by any future, present or former employee, director, manager or consultant of the Company, any of its Subsidiaries or any of its direct or indirect parent companies, or their estates or the beneficiaries of such estates, pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement; provided that the aggregate Restricted Payments made under this clause (4) do not exceed in any calendar year $15.0 million (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum (without giving effect to the following proviso) of $30.0 million in any calendar year); provided, further, that such amount in any calendar year may be increased by an amount not to exceed

(A) the cash proceeds from the sale of Equity Interests (other than Disqualified Stock) of the Company and, to the extent contributed to the Company, Equity Interests of any of the Company’s direct or indirect parent companies, in each case to members of management, directors, managers or consultants of the Company, any of its Subsidiaries or any of its direct or indirect parent companies that occurs after the Issue Date, to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments by virtue of clause (c) of the preceding paragraph, plus

(B) the cash proceeds of key man life insurance policies received by the Company and the Restricted Subsidiaries after the Issue Date, less

(C) the amount of any Restricted Payments previously made pursuant to clauses (A) and (B) of this clause (4).

and provided, further, that cancellation of Indebtedness owing to the Company from members of management, directors, managers or consultants of the Company, any of its direct or indirect parent companies or any Restricted Subsidiary in connection with a repurchase of Equity Interests of the Company or any of its direct or indirect parent companies will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the Indenture;

(5) the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Company or any Restricted Subsidiary issued in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” to the extent such dividends are included in the definition of Fixed Charges;

(6) repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

(7) the declaration and payment of dividends on the Company’s common stock following the first public offering of the Company’s common stock or the common stock of any of its direct or indirect parent companies after the Issue Date, of up to 6% per annum of the net proceeds received by or contributed to the Company in or from any such public offering, other than public offerings with respect to the Company’s common stock registered on Form S-4 or Form S-8;

(8) the declaration and payment of dividends by the Company to, or the making of loans to, its direct parent company in amounts required for the Company’s direct or indirect parent companies to pay:

(A) franchise taxes and other fees, taxes and expenses required to maintain their corporate existence;

(B) Federal, state and local income taxes, to the extent such income taxes are attributable to the income of the Company and the Restricted Subsidiaries and, to the extent of the amount actually received from its Unrestricted Subsidiaries, in amounts required to pay such taxes to the extent attributable to the income of such Unrestricted Subsidiaries;

(C) customary salary, bonus and other benefits payable to officers and employees of any direct or indirect parent company of the Company to the extent such salaries, bonuses and other benefits are attributable to the ownership or operation of the Company and the Restricted Subsidiaries;

(D) general corporate overhead expenses of any direct or indirect parent company of the Company (including indemnification claims made by directors or officers of any direct or indirect parent company of the Company) to the extent such expenses are attributable to the ownership or operation of the Company and the Restricted Subsidiaries;

(E) reasonable fees and expenses incurred in connection with any unsuccessful debt or equity offering by such direct or indirect parent company of the Company; and

(F) any non-cash “deemed dividend” resulting from a parent company offsetting income against losses of the Company which does not involve any cash distribution by the Company;

(9) the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness in connection with events similar to those described under “—Repurchase at the Option of Holders—Change of Control” and “—Repurchase at the Option of Holders—Asset Sales”; provided that, prior to such repurchase, redemption or other acquisition, the Company (or a third party to the extent permitted by the Indenture) shall have made a Change of Control Offer or Asset Sale Offer, as the case may be, with respect to the notes and shall have repurchased all notes validly tendered and not withdrawn in connection with such Change of Control Offer or Asset Sale Offer;

(10) distributions or payments of Receivables Fees;

(11) other Restricted Payments in an amount which, when taken together with all other Restricted Payments made pursuant to this clause (11) and then outstanding, does not exceed $50.0 million; provided, however, that, after March 31, 2013, neither the Company nor any Restricted Subsidiary may make any Restricted Payment under this clause (11) until after using the entire Restricted Payment capacity under clause (16) below;

(12) Restricted Payments that are made with Excluded Contributions;

(13) [reserved];

(14) at any time when the Consolidated Total Debt Ratio of the Company as of the end of each of the last four prior consecutive fiscal quarters for which internal financial statements are available did not exceed 2.75 to 1.00, the Company may make Restricted Payments in such amounts and at such times as the Company may determine; provided that, immediately after making any such Restricted Payment, the Consolidated Total Debt Ratio of the Company would not exceed 2.75 to 1.00, calculated as of the end of such four consecutive fiscal quarters on a pro forma basis after making any such Restricted Payment and giving effect to the incurrence of any Indebtedness to finance such payment (incorporating such pro forma adjustments as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of Fixed Charge Coverage Ratio with such calculations made in good faith by a responsible financial or accounting officer of the Company); provided, however, that neither the Company nor any Restricted Subsidiary may make any Restricted Payment under this clause (14) until after April 1, 2013; and provided, further, that neither the Company nor any Restricted Subsidiary may make any Restricted Payment under this clause (14) until after using the entire Restricted Payment capacity under clause (16) below;

(15) the declaration and payment of dividends to holders of, and the repurchase, redemption or other acquisition of, the Series A Exchangeable Preferred Stock; and

(16) the Permitted Dividend Payments;

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clause (11) or (14) no Default shall have occurred and be continuing or would occur as a consequence thereof.

In determining whether any Restricted Payment is permitted by this covenant, the Company and its Restricted Subsidiaries may allocate all or any portion of such Restricted Payment among the categories described in clauses (1) through (16) of the immediately preceding paragraph or among such categories and the types of Restricted Payments described in the first paragraph of this covenant (including categorization in whole or in part as a Permitted Investment); provided that, at the time of such allocation, all such Restricted Payments, or allocated portions thereof, would be permitted under the various provisions of this covenant and provided further that the Company and its Restricted Subsidiaries may reclassify all or a portion of such Restricted Payment or Permitted Investment in any manner that complies with this covenant (based on circumstances existing at the time of such reclassification), and following such reclassification such Restricted Payment or Permitted Investment shall be treated as having been made pursuant to only the clause or clauses of this covenant to which such Restricted Payment or Permitted Investment has been reclassified.

As of the Issue Date, all of the Company’s Subsidiaries were Restricted Subsidiaries, other than Aleris Asia Pacific Limited, Aleris Aluminum (Tianjin) Co., Ltd. and Aleris (Shanghai) Trading Co., Ltd. and any of their direct and indirect Subsidiaries, which were designated as Unrestricted Subsidiaries. The Company will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the penultimate paragraph of the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Company and the Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of “Investments.” Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time, whether pursuant to the first paragraph or clause (11), (12) or (14) of this covenant or pursuant to the definition of “Permitted Investments,” and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indenture.

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise (collectively, “incur” and collectively, an “incurrence”) with respect to any Indebtedness (including Acquired Indebtedness), and the Company will not issue any shares of Disqualified Stock and will not permit any Restricted Subsidiary to issue any shares of Disqualified Stock or Preferred Stock; provided that the Company may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any Restricted Subsidiary may incur Indebtedness (including Acquired Indebtedness), issue shares of Disqualified Stock or issue shares of Preferred Stock, if the Fixed Charge Coverage Ratio on a consolidated basis for the Company’s and its Restricted Subsidiaries’ most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of the proceeds therefrom had occurred at the beginning of such four-quarter period; provided that the amount of Indebtedness (including Acquired Indebtedness), Disqualified Stock and Preferred Stock that may be incurred or issued, as applicable, pursuant to the foregoing by Restricted Subsidiaries that are not Subsidiary Guarantors shall not exceed $125.0 million at any one time outstanding.

The foregoing limitations will not apply to any of the following items (collectively, “Permitted Debt”):

(a) Indebtedness incurred pursuant to Credit Facilities by the Company or any Restricted Subsidiary; provided that immediately after giving pro forma effect to any such incurrence (including a pro forma application of the net proceeds therefrom), the aggregate principal amount of all Indebtedness incurred under this clause (a) and then outstanding does not exceed the greatest of (i) $750.0 million, (ii) the sum of (A) 85% of the net book value of accounts receivable of the Company and its Restricted Subsidiaries and (B) 70% of the net book value of inventory of the Company and its Restricted Subsidiaries (with accounts receivable and inventory calculated on the basis that all Investments, acquisitions, dispositions, mergers, consolidations and disposed operations that have been made by the Company and its Restricted Subsidiaries prior to or substantially contemporaneous with the date of any calculation shall be included or excluded, as the case may be, on a pro forma basis with such calculations made in good faith by a responsible financial or accounting officer of the Company) and (iii) the product of (A) 3.5 and (B) EBITDA on a consolidated basis for the Company’s and its Restricted Subsidiaries’ most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such Indebtedness is incurred (calculated in the same manner as for the purposes of the definition of Fixed Charge Coverage Ratio);

(b) the incurrence by the Company and any Subsidiary Guarantor of Indebtedness represented by the notes issued on the Issue Date and the Subsidiary Guarantees thereof and the exchange notes and related exchange guarantees to be issued in exchange for the notes and the Subsidiary Guarantees pursuant to the Registration Rights Agreement (other than any Additional Notes, but including exchange notes and related exchange guarantees to be issued in exchange for Additional Notes otherwise permitted to be incurred hereunder pursuant to a registration rights agreement);

(c) the incurrence by the Company and any Subsidiary Guarantor of Indebtedness represented by the 6% Senior Subordinated Exchangeable Notes and the 7 5/8% Senior Notes;

(d) Existing Indebtedness (other than Indebtedness described in clauses (a), (b)and (c));

(e) Indebtedness (including Capitalized Lease Obligations), Disqualified Stock and Preferred Stock incurred by the Company or any of the Restricted Subsidiaries, to finance the development, construction, purchase, lease (other than the lease, pursuant to Sale and Lease-Back Transactions) of property (real or personal), equipment or other fixed or capital assets owned by the Company or any Restricted Subsidiary as of the Issue Date or acquired by the Company or any Restricted Subsidiary after the Issue Date in exchange for, or with the proceeds of the sale of, such assets owned by the Company or any Restricted Subsidiary as of the Issue Date), repairs, additions or improvement of property (real or personal), equipment or other fixed or capital assets that are used or useful in a Similar Business, whether through the direct purchase of assets or the Capital Stock of any Person owning such assets and any Refinancing Indebtedness incurred to refund, replace or refinance any Indebtedness, Disqualified Stock and Preferred Stock incurred pursuant to this clause (e); provided that the aggregate amount of Indebtedness, Disqualified Stock and Preferred Stock incurred pursuant to this clause (e) (including any such Refinancing Indebtedness) does not exceed the greater of (x) $175.0 million and (y) 10.0% of Consolidated Total Assets at any one time outstanding;

(f) Indebtedness incurred by the Company or any Restricted Subsidiary constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including letters of credit in respect of workers’ compensation claims, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims; provided that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

(g) Indebtedness arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition; provided that

(1) such Indebtedness is not reflected on the balance sheet of the Company or any Restricted Subsidiary (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (g)(1)); and

(2) the maximum assumable liability in respect of all such Indebtedness shall at no time exceed the gross proceeds including noncash proceeds (the fair market value of such noncash proceeds being measured at the time received and without giving effect to any subsequent changes in value) actually received by the Company and the Restricted Subsidiaries in connection with such disposition;

(h) Indebtedness of the Company to a Restricted Subsidiary; provided that any such Indebtedness owing to a Restricted Subsidiary that is not a Subsidiary Guarantor is subordinated in right of payment to the notes; provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Company or another Restricted Subsidiary) shall be deemed, in each case, to be an incurrence of such Indebtedness;

(i) Indebtedness of a Restricted Subsidiary to the Company or another Restricted Subsidiary; provided that if a Subsidiary Guarantor incurs such Indebtedness to a Restricted Subsidiary that is not a Subsidiary Guarantor such Indebtedness is subordinated in right of payment to the Subsidiary Guarantee of such Subsidiary Guarantor; provided, further, that any subsequent issuance or transfer of Capital Stock or any other event that results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of any such Indebtedness (except to the Company or another Restricted Subsidiary) shall be deemed, in each case, to be an incurrence of such Indebtedness;

(j) Preferred Stock of a Restricted Subsidiary issued to the Company or another Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to the Company or another Restricted Subsidiary) shall be deemed, in each case, to be an issuance of such shares of Preferred Stock;

(k) Hedging Obligations (excluding Hedging Obligations entered into for speculative purposes) for the purpose of managing: (A) interest rate risk with respect to any Indebtedness that is permitted by the terms of the Indenture to be outstanding, (B) exchange rate risk with respect to any currency exchange or (C) commodity pricing risk with respect to any commodity;

(l) Indebtedness and obligations in respect of (x) self-insurance and obligations in respect of performance, bid, appeal and surety bonds and completion guarantees and similar obligations provided by the Company or any Restricted Subsidiary in the ordinary course of business, (y) deferred compensation or other similar arrangements incurred by the Company or any of its Restricted Subsidiaries and (z) the financing of insurance premiums or take-or-pay obligations contained in supply arrangements incurred in the ordinary course of business;

(m)(x) any guarantee by the Company or a Restricted Subsidiary of Indebtedness or other Obligations of any Restricted Subsidiary, so long as the incurrence of such Indebtedness by such Restricted Subsidiary is permitted under the terms of the Indenture or (y) any guarantee by a Restricted Subsidiary of Indebtedness of the Company permitted to be incurred under the terms of the Indenture; provided that such guarantee is incurred in accordance with the covenant described below under “—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries”;

(n) the incurrence by the Company or any Restricted Subsidiary of Indebtedness, Disqualified Stock or Preferred Stock that serves to extend, replace, refund, refinance, renew, defease or retire any Indebtedness, Disqualified Stock or Preferred Stock incurred as permitted under the first paragraph of this covenant and clauses (b), (c) and (d) above and this clause (n) and clauses (o) and (u)(ii) below or any Indebtedness, Disqualified Stock or Preferred Stock issued to so extend, replace, refund, refinance, renew, defease or retire such Indebtedness, Disqualified Stock or Preferred Stock including additional Indebtedness, Disqualified Stock or Preferred Stock incurred to pay premiums and fees in connection therewith (the “Refinancing Indebtedness”) prior to its respective maturity; provided, however, that such Refinancing Indebtedness:

(1) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not less than (x) the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or Preferred Stock being extended, replaced, refunded, refinanced, renewed, defeased or retired or (y) one year after the final stated maturity of the notes;

(2) to the extent such Refinancing Indebtedness extends, replaces, refunds, refinances, renews or defeases (i) Indebtedness subordinated in right of payment to the notes or any Subsidiary Guarantee, such Refinancing Indebtedness is subordinated in right of payment to the notes or such Subsidiary Guarantee at least to the same extent as the Indebtedness being extended, replaced, refunded, refinanced, renewed or defeased or (ii) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness must be Disqualified Stock or Preferred Stock, respectively; and

(3) shall not include:

(x) Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary that is not a Subsidiary Guarantor that refinances Indebtedness, Disqualified Stock or Preferred Stock of the Company;

(y) Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary that is not a Subsidiary Guarantor that refinances Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary Guarantor; or

(z) Indebtedness, Disqualified Stock or Preferred Stock of the Company or a Restricted Subsidiary that refinances Indebtedness, Disqualified Stock or Preferred Stock of an Unrestricted Subsidiary;

(o) Indebtedness, Disqualified Stock or Preferred Stock (x) of the Company or any of its Restricted Subsidiaries incurred to finance the acquisition of any Person or assets or (y) of Persons that are acquired by the Company or any Restricted Subsidiary or merged into the Company or a Restricted Subsidiary in accordance with the terms of the Indenture; provided that either (1) after giving effect to such acquisition or merger, either:

(A) the Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of this covenant; or

(B) the Fixed Charge Coverage Ratio of the Company and the Restricted Subsidiaries on a consolidated basis is greater than immediately prior to such acquisition or merger; or

(2) such Indebtedness, Disqualified Stock or Preferred Stock (i) is not Secured Indebtedness and is Subordinated Indebtedness with then current customary subordination terms, as attested to by a Board Resolution, (ii) is not incurred while a Default exists and no Default shall result therefrom, (iii) does not mature (and is not mandatorily redeemable in the case of Disqualified Stock or Preferred Stock) and does not require any payment of principal prior to the final maturity of the notes, (iv) is incurred by the Company or a Subsidiary Guarantor and (v) in the case of sub-clause (y) above only, is not incurred in contemplation of such acquisition or merger;

(p) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within five Business Days of its incurrence;

(q) Indebtedness of the Company or any Restricted Subsidiary supported by a letter of credit issued pursuant to a Credit Facility, in a principal amount not in excess of the stated amount of such letter of credit;

(r) Indebtedness, Disqualified Stock or Preferred Stock of a Restricted Subsidiary incurred to finance or assumed in connection with an acquisition and any Refinancing Indebtedness incurred to refund, replace or refinance any Indebtedness, Disqualified Stock and Preferred Stock incurred pursuant to this clause (r) which, when aggregated with the principal amount of all other Indebtedness, Disqualified Stock and Preferred Stock incurred pursuant to this clause (r) and then outstanding (including any such Refinancing Indebtedness) does not exceed $50.0 million (it being understood that any Indebtedness, Disqualified Stock and Preferred Stock incurred pursuant to this clause (r) shall cease to be deemed incurred or outstanding for purposes of this clause (r) but shall be deemed incurred pursuant to the first paragraph of this covenant from and after the first date on which the Company or such Restricted Subsidiary could have incurred such Indebtedness, Disqualified Stock or Preferred Stock pursuant to the first paragraph of this covenant without reliance on this clause (r));

(s) Indebtedness incurred by a Foreign Subsidiary which, when aggregated with the principal amount of all other Indebtedness incurred pursuant to this clause (s) and then outstanding, does not exceed the greater of (x) $175.0 million and (y) 10% of Consolidated Total Assets (it being understood that any Indebtedness, Disqualified Stock and Preferred Stock incurred pursuant to this clause (s) shall cease to be deemed incurred or outstanding for purposes of this clause (s) but shall be deemed incurred pursuant to the first paragraph of this covenant from and after the first date on which the Company or such Restricted Subsidiary could have incurred such Indebtedness, Disqualified Stock or Preferred Stock pursuant to the first paragraph of this covenant without reliance on this clause (s));

(t) Indebtedness issued by the Company or any Restricted Subsidiary to current or former employees, directors, managers and consultants thereof, their respective estates, spouses or former spouses, in each case to finance the purchase or redemption of Equity Interests of the Company or any direct or indirect parent company of the Company to the extent described in clause (4) of the second paragraph under “—Limitation on Restricted Payments”;

(u) Indebtedness, Disqualified Stock and Preferred Stock of the Company or any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount or liquidation preference, which, when aggregated with the principal amount and liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock incurred pursuant to this clause (u) and then outstanding, does not at any one time outstanding exceed the sum of:

(i) $200.0 million (it being understood that any Indebtedness, Disqualified Stock and Preferred Stock incurred pursuant to this clause (u) shall cease to be deemed incurred or outstanding for purposes of this clause (u) but shall be deemed incurred pursuant to the first paragraph of this covenant from and after the first date on which the Company or such Restricted Subsidiary could have incurred such Indebtedness, Disqualified Stock or Preferred Stock pursuant to the first paragraph of this covenant without reliance on this clause (u); plus

(ii) the net cash proceeds received by the Company since after the Issue Date from the issue or sale of Equity Interests of the Company or cash contributed to the capital of the Company (in each case, other than proceeds of Disqualified Stock or sales of Equity Interests to the Company or any of its Subsidiaries) as determined in accordance with clauses (c)(2) and (c)(3) of the first paragraph of the covenant described under “—Limitation on Restricted Payments” to the extent such net cash proceeds or cash have not been applied pursuant to such clauses to make Restricted Payments or to make other investments, payments or exchanges pursuant to the second paragraph of the covenant described under “—Limitation on Restricted Payments” or to make Permitted Investments (other than Permitted Investments specified in clauses (a) and (c) of the definition thereof); and

(v) Attributable Debt incurred by the Company or any Restricted Subsidiary pursuant to Sale and Lease-Back Transactions of property (real or personal), equipment or other fixed or capital assets owned by the Company or any Restricted Subsidiary as of the Issue Date or acquired by the Company or any Restricted Subsidiary after the Issue Date in exchange for, or with the proceeds of the sale of, such assets owned by the Company or any Restricted Subsidiary as of the Issue Date and any Refinancing Indebtedness incurred to refund, replace or refinance any Indebtedness, Disqualified Stock or Preferred Stock incurred pursuant to this clause (v), provided that the aggregate amount of Attributable Debt incurred under this clause (v) (including any such Refinancing Indebtedness) does not exceed $50.0 million.

For purposes of determining compliance with this covenant:

(1) in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock meets the criteria of more than one of the categories of Permitted Debt described in clauses (a) through (v) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company, in its sole discretion, will classify or reclassify, or later divide, classify or reclassify (based on circumstances existing at the time of such reclassification), such item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) and will only be required to include the amount and type of such Indebtedness, Disqualified Stock or Preferred Stock in one or more of the above clauses; provided that all Indebtedness outstanding under the ABL Facility on the Issue Date will be deemed to have been incurred on such date in reliance on the exception in clause (a) of the second paragraph of this covenant;

(2) at the time of incurrence, the Company will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described in the first and second paragraphs of this covenant without giving pro forma effect to the Indebtedness incurred pursuant to the second paragraph of this covenant when calculating the amount of Indebtedness that may be incurred pursuant to the first paragraph of this covenant;

(3) with respect to Indebtedness incurred under a Credit Facility, reborrowings of amounts previously repaid pursuant to “cash sweep” provisions or any similar provisions under such Credit Facility that provide that Indebtedness is deemed to be repaid daily (or otherwise periodically) shall only be deemed for purposes of this covenant to have been incurred on the date such Indebtedness was first incurred and not on the date of any subsequent reborrowing thereof; and

(4) any Credit Facility incurred under clause (a) of the second paragraph of this covenant may be refinanced at any time if such refinancing does not exceed the aggregate principal amount of the Credit Facility being refinanced (together with any premiums or fees associated with such refinancing) and such refinancing shall be treated for all purposes as incurred under such clause (a).

The accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness, Disqualified Stock or Preferred Stock will not be deemed to be an incurrence of Indebtedness, Disqualified Stock or Preferred Stock for purposes of this covenant.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency will be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed or incurred (as determined by the Company), in the case of revolving credit debt; provided that if such Indebtedness is incurred to extend, replace, refund, refinance, renew or defease other Indebtedness denominated in a foreign currency, and such extension, replacement, refunding, refinancing, renewal or defeasance would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such extension, replacement, refunding, refinancing, renewal or defeasance, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being extended, replaced, refunded, refinanced, renewed or defeased. The principal amount of any Indebtedness incurred to extend, replace, refund, refinance, renew or defease other Indebtedness, if incurred in a different currency from the Indebtedness being extended, replaced, refunded, refinanced, renewed or defeased, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such extension, replacement, refunding, refinancing, renewal or defeasance.

Liens

The Company will not, and will not permit any of the Subsidiary Guarantors to, directly or indirectly, create, incur, assume or suffer to exist any Lien (except Permitted Liens) that secures obligations under any Indebtedness on any asset or property of the Company or any Subsidiary Guarantor now owned or hereafter acquired, or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless:

(1) in the case of Liens securing Subordinated Indebtedness, the notes or the applicable Subsidiary Guarantee of a Subsidiary Guarantor, as the case may be, are secured by a Lien on such property or assets that is senior in priority to such Liens; and

(2) in all other cases, the notes or the applicable Subsidiary Guarantee of a Subsidiary Guarantor, as the case may be, are equally and ratably secured;

provided that any Lien which is granted to secure the notes under this covenant shall be discharged at the same time as the discharge of the Lien (other than through the exercise of remedies with respect thereto) that gave rise to the obligation to so secure the notes.

Limitation on Sale and Lease-Back Transactions

The Company will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Lease-Back Transaction with respect to any property unless:

(1) the Company or such Restricted Subsidiary would be entitled to (A) incur Indebtedness in an amount equal to the Attributable Debt with respect to such Sale and Lease-Back Transaction pursuant to the covenant described under “— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and (B) create a Lien on such property securing such Attributable Debt without equally and ratably securing the notes pursuant to the covenant described under “—Liens”; and

(2) the Company applies the proceeds of such transaction in compliance with the terms described under “—Repurchase at the Option of Holders—Asset Sales.”

Merger, Consolidation or Sale of All or Substantially All Assets

The Company may not consolidate or merge with or into or wind up into (whether or not the Company is the surviving entity), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to any Person unless:

(1) the Company is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is (i) a corporation or (ii) a limited partnership or limited liability company and is (or has previously been) joined by a corporation as a co-issuer of the notes, in each case organized or existing under the laws of the United States of America, any state thereof, the District of Columbia, or any territory thereof (the Company or such Person, as the case may be, being herein called the “Successor Company”);

(2) the Successor Company, if other than the Company, expressly assumes all the obligations of the Company under the Indenture and the notes pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee;

(3) immediately after such transaction, no Default exists;

(4) immediately after giving pro forma effect to such transaction, as if such transaction had occurred at the beginning of the applicable four-quarter period;

(A) the Successor Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; or

(B) the Fixed Charge Coverage Ratio for the Successor Company and the Restricted Subsidiaries on a consolidated basis would be greater than such ratio for the Company and the Restricted Subsidiaries immediately prior to such transaction;

(5) each Subsidiary Guarantor, unless it is the other party to the transactions described above, in which case clause (A)(2) of the second succeeding paragraph shall apply, shall have by supplemental indenture confirmed that its Subsidiary Guarantee shall apply to such Person’s obligations under the Indenture and the notes; and

(6) the Company shall have delivered to the Trustee an Officers’ Certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indentures, if any, comply with the Indenture.

Subject to certain provisions described in the Indenture, the Successor Company will succeed to, and be substituted for, the Company under the Indenture and the notes. Without complying with the foregoing clauses (3) and (4),

(a) any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to, the Company; and

(b) the Company may merge with an Affiliate of the Company incorporated solely for the purpose of reincorporating the Company in another state of the United States of America so long as the amount of Indebtedness of the Company and the Restricted Subsidiaries is not increased thereby.

The foregoing covenant shall not apply to any sale, assignment, transfer, lease, conveyance or other disposition of assets between or among the Company and the Subsidiary Guarantors; provided, however, that a Subsidiary Guarantor that is a transferee under this provision may not subsequently release its Subsidiary Guarantee unless such Subsidiary Guarantor has consolidated with or merged into the Company.

Subject to certain limitations described in the Indenture governing release of a Subsidiary Guarantee upon the sale, disposition or transfer of a Subsidiary Guarantor, each Subsidiary Guarantor will not, and the Company will not permit any Subsidiary Guarantor to, consolidate or merge with or into or wind up into (whether or not such Subsidiary Guarantor is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, any Person unless:

(A)(1) such Subsidiary Guarantor is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than such Subsidiary Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation organized or existing under the laws of the United States of America, any state thereof, the District of Columbia, or any territory thereof (such Subsidiary Guarantor or such Person, as the case may be, being herein called the “Successor Person”);

(2) the Successor Person, if other than such Subsidiary Guarantor, expressly assumes all the obligations of such Subsidiary Guarantor under the Indenture and such Subsidiary Guarantor’s Subsidiary Guarantee, pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee,

(3) immediately after such transaction, no Default exists; and

(4) the Company shall have delivered to the Trustee an Officers’ Certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indentures, if any, comply with the Indenture; or

(B) the transaction is permitted by the covenant described under “—Repurchase at the Option of Holders—Asset Sales.”

Subject to certain provisions described in the Indenture, the Successor Person will succeed to, and be substituted for, such Subsidiary Guarantor under the Indenture and such Subsidiary Guarantor’s Subsidiary Guarantee. Notwithstanding the foregoing, (a) any Subsidiary Guarantor may merge into or transfer all or part of its properties and assets to another Subsidiary Guarantor or the Company and (b) any Subsidiary Guarantor may convert into a corporation, partnership, limited partnership, limited liability company or trust organized under the laws of the jurisdiction of organization of such Subsidiary Guarantor.

For purposes of this covenant, the sale, lease, conveyance, assignment, transfer or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Company (other than to the Company or a Subsidiary Guarantor in compliance with the terms of the Indenture), which properties and assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company and its Subsidiaries on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

Transactions with Affiliates

The Company will not, and will not permit any Restricted Subsidiary to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company (each of the foregoing, an “Affiliate Transaction”) involving aggregate payments or consideration in excess of $10.0 million, unless

(a) such Affiliate Transaction is on terms that are not materially less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person and

(b) the Company delivers to the Trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate payments or consideration in excess of $30.0 million, a Board Resolution adopted by the majority of the members of the Board of Directors of the Company approving such Affiliate Transaction and set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (a) above.

The foregoing provisions will not apply to the following:

(1) transactions between or among the Company or any of the Restricted Subsidiaries;

(2) Restricted Payments permitted by the provisions of the Indenture described above under the covenant “—Limitation on Restricted Payments” and the definition of “Permitted Investments”;

(3) transactions pursuant to compensatory, benefit and incentive plans and agreements with officers, directors, managers or employees of the Company or any of its Restricted Subsidiaries approved by a majority of the Board of Directors of the Company in good faith;

(4) the payment of reasonable and customary fees and reimbursements paid to, and indemnities provided on behalf of, officers, directors, managers, employees or consultants of the Company, any of its direct or indirect parent companies or any Restricted Subsidiary;

(5) payments by the Company or any Restricted Subsidiary to the Sponsors or any Co-Investors for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including in connection with acquisitions or divestitures, and any customary indemnities related thereto, which payments are approved by a majority of the members of the Board of Directors of the Company in good faith;

(6) transactions in which the Company or any Restricted Subsidiary, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (a) of the preceding paragraph;

(7) payments or loans (or cancellations of loans) to employees or consultants of the Company, any of its direct or indirect parent companies or any Restricted Subsidiary and employment agreements, employee benefit plans, stock option plans and other compensatory or severance arrangements with such employees or consultants that are, in each case, approved by the Company in good faith;

(8) any agreement, instrument or arrangement as in effect as of the Issue Date, or any amendment thereto (so long as any such amendment is not disadvantageous to the Holders in any material respect as compared to the applicable agreement as in effect on the Issue Date as reasonably determined by the Company in good faith, as evidenced by an Officers’ Certificate);

(9) the existence of, or the performance by the Company or any of the Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement or its equivalent (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date and any similar agreements which it may enter into thereafter; provided, however that the existence of, or the performance by the Company or any Restricted Subsidiary of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause (9) to the extent that the terms of any such existing agreement together with all amendments thereto, taken as a whole, or new agreement are not otherwise more disadvantageous to the Holders in any material respect than the terms of the original agreement in effect on the Issue Date as reasonably determined in good faith by the Company;

(10) transactions with customers, clients, suppliers, joint venture partners or purchasers or sellers of goods or services (including pursuant to joint venture agreements), in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture that are fair to the Company and the Restricted Subsidiaries, in the reasonable determination of the Board of Directors or the senior management of the Company, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

(11) the issuance of Equity Interests (other than Disqualified Stock) of the Company to any Permitted Holder or to any director, manager, officer, employee or consultant of the Company or any direct or indirect parent company thereof;

(12) transactions with a China Entity;

(13) investments by the Sponsors and the Co-Investors in newly-issued securities of the Company or any of its Restricted Subsidiaries so long as (i) the investment is being offered generally to other investors on the same or more favorable terms and (ii) the investment constitutes less than such investor’s pro rata share (based on its holdings of the common equity of Parent) of the proposed or outstanding issue amount of such new class of securities;

(14) sales of accounts receivable, or participations therein, in connection with any Receivables Facility;

(15) transactions with Affiliates solely in their capacity as holders of Indebtedness or Equity Interests of the Company or any of its Subsidiaries, so long as such transaction is with all holders of such class (and there are such non-Affiliate holders) and such Affiliates are treated no more favorably than all other holders of such class generally; provided, however, that with regard to an issue of indebtedness of the Company or any of its Subsidiaries, such Affiliate holds no more than 15% of such issue;

(16) any transaction in which the only consideration paid by the Company or any Restricted Subsidiary consists of Equity Interests (other than Disqualified Stock) of the Company;

(17) transactions with any joint venture engaged in a Similar Business; provided that all the outstanding ownership interests of such joint venture are owned only by the Company, its Restricted Subsidiaries and Persons that are not Affiliates of the Company;

(18) any merger, consolidation or reorganization of the Company with an Affiliate of the Company solely for the purpose of reincorporating the Company in a new jurisdiction;

(19) any agreement that provides customary registration rights to the equityholders of the Company or any parent of the Company and the performance of such agreements; and

(20) transactions between the Company or any Restricted Subsidiary and any person that is an Affiliate of the Company or any Restricted Subsidiary solely because a director of such Person is also a director of the Company or any direct or indirect parent of the Company; provided that such director abstains from voting as a director of the Company or any direct or indirect parent, as the case may be, on any matter involving such other Person.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Company will not, and will not permit any Restricted Subsidiary that is not a Subsidiary Guarantor to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any such Restricted Subsidiary to:

(a)(1) pay dividends or make any other distributions to the Company or any Restricted Subsidiary on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits or

(2) pay any Indebtedness owed to the Company or any Restricted Subsidiary;

(3) make loans or advances to the Company or any Restricted Subsidiary; or

(b) sell, lease or transfer any of its properties or assets to the Company or any Restricted Subsidiary;

except (in each case) for such encumbrances or restrictions existing under or by reason of:

(1) contractual encumbrances or restrictions in effect on the Issue Date, including pursuant to the ABL Facility and the related documentation (including security documents and intercreditor agreements), Hedging Obligations, the 6% Senior Subordinated Exchangeable Notes and the 7  5/8% Senior Notes;

(2) the Indenture, the Notes, the exchange notes, any Additional Notes permitted to be incurred under the Indenture and the guarantees thereof;

(3) purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions of the nature discussed in clause (b) above on the property so acquired;

(4) applicable law or any applicable rule, regulation or order;

(5) any agreement or other instrument of a Person acquired by the Company or any Restricted Subsidiary in existence at the time of such acquisition (but not created in connection therewith or in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

(6) contracts for the sale of assets, including customary restrictions with respect to a Subsidiary pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary;

(7) Secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Liens” that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(8) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(9) other Indebtedness, Disqualified Stock or Preferred Stock of Restricted Subsidiaries permitted to be incurred after the Issue Date pursuant to the provisions of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(10) customary provisions in joint venture agreements, asset sale agreements, sale and leaseback agreements and other similar agreements;

(11) customary provisions contained in leases and other agreements entered into in the ordinary course of business;

(12) restrictions created in connection with any Receivables Facility; provided that in the case of Receivables Facilities established after the Issue Date, such restrictions are necessary or advisable, in the good faith determination of the Company, to effect such Receivables Facility;

(13) restrictions or conditions contained in any trading, netting, operating, construction, service, supply, purchase, sale or other agreement to which the Company or any of its Restricted Subsidiaries is a party entered into in the ordinary course of business; provided that such agreement prohibits the encumbrance of solely the property or assets of the Company or such Restricted Subsidiary that are the subject of such agreement, the payment rights arising thereunder or the proceeds thereof and does not extend to any other asset or property of the Company or such Restricted Subsidiary or the assets or property of any other Restricted Subsidiary; and

(14) any encumbrances or restrictions of the type referred to in clauses (a) and (b) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (13) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Company, not materially more restrictive with respect to such encumbrance and other restrictions than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing; provided, further, that with respect to contracts, instruments or obligations existing on the Issue Date, any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are not materially more restrictive with respect to such encumbrances and other restrictions than those contained in such contracts, instruments or obligations as in effect on the Issue Date.

Limitation on Guarantees of Indebtedness by Restricted Subsidiaries

The Company will not permit any of its Wholly Owned Subsidiaries that are Restricted Subsidiaries (and non-Wholly Owned Subsidiaries if such non-Wholly Owned Subsidiaries guarantee other capital markets debt securities) of the Company or any Subsidiary Guarantor, other than a Subsidiary Guarantor or a Foreign Subsidiary, to guarantee the payment of any Indebtedness of the Company or any Subsidiary Guarantor unless:

(1) such Restricted Subsidiary within 30 days executes and delivers a supplemental indenture to the Indenture providing for a Subsidiary Guarantee by such Restricted Subsidiary, except that with respect to a guarantee of Indebtedness of the Company or any Subsidiary Guarantor, that is by its express terms subordinated in right of payment to the notes or such Subsidiary Guarantor’s Subsidiary Guarantee, any such guarantee by such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Subsidiary Guarantee substantially to the same extent as such Indebtedness is subordinated to the notes;

(2) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Company or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Subsidiary Guarantee; and

(3) such Restricted Subsidiary shall deliver to the Trustee an opinion of counsel to the effect that:

(a) such Subsidiary Guarantee has been duly executed and authorized; and

(b) such Subsidiary Guarantee constitutes a valid, binding and enforceable obligation of such Restricted Subsidiary, except insofar as enforcement thereof may be limited by bankruptcy, insolvency or similar laws (including, without limitation, all laws relating to fraudulent transfers) and except insofar as enforcement thereof is subject to general principles of equity, provided that this covenant shall not be applicable to any guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary.

Reports and other information

Whether or not required by the SEC, so long as any notes are outstanding, the Company will furnish to the Holders, within the time periods specified in the SEC’s rules and regulations (as in effect on the Issue Date) for non-accelerated filers:

(1) all quarterly and annual financial information that would be required to be contained in a filing by a non-accelerated filer with the SEC on Forms 10-Q and 10-K (or any successor or comparable forms) if the Company were required to file such forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by the Company’s certified independent accountants; and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if the Company were required to file such reports.

In addition, whether or not required by the SEC, the Company will file a copy of all of the information and reports referred to in clause (1) and (2) above with the SEC for public availability within the time periods specified in the SEC’s rules and regulations (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. The Company will be deemed to have furnished to the Holders the reports referred to in clauses (1) and (2) of the first paragraph of this covenant if the Company has either (i) filed such reports with the SEC (and such reports are publicly available) or (ii) posted such reports on the Company Website and issued a press release in respect thereof. For purposes of this covenant, the term “Company Website” means the collection of web pages that may be accessed on the World Wide Web using the URL address http://www.aleris.com or such other address as the Company may from time to time designate in writing to the Trustee. In addition, the Company has agreed that, for so long as any notes remain outstanding, it will furnish to Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

In addition, if at any time any direct or indirect parent company of the Company becomes a guarantor of the notes (there being no obligation of such parent to do so), the reports, information and other documents required to be filed and furnished to the Holders pursuant to this covenant may, at the option of the Company, be filed by and be those of such parent rather than the Company; provided that the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such parent, on the one hand, and the information relating to the Company and its Restricted Subsidiaries on a standalone basis, on the other hand.

Notwithstanding the foregoing, such requirements shall be deemed satisfied prior to the commencement of the registered exchange offer (as described under “Exchange offer and registration rights” in the Offering Memorandum) or the effectiveness of the shelf registration statement (as described under “Exchange offer and registration rights” in the Offering Memorandum) by the filing with the SEC of the exchange offer registration statement (as described under “Exchange offer and registration rights” in the Offering Memorandum) or shelf registration statement, and any amendments thereto, with such financial information that satisfies Regulation S-X of the Securities Act.

Notwithstanding anything herein to the contrary, the Company will not be deemed to have failed to comply with any of its obligations hereunder for purposes of clause (3) under “—Events of Default and Remedies” until 120 days after the date any report hereunder is due. Notwithstanding anything herein to the contrary, any failure to comply with this covenant shall be automatically cured when the Company or any direct or indirect parent of the Company, as the case may be, provides all required reports to the Holders of the notes or files all required reports with the SEC.

No Amendment to Subordination Provisions

Without the consent of the Holders of a majority in outstanding aggregate principal amount of the notes, the Company will not amend, modify or alter the 6% Senior Subordinated Debt Documents in any way to:

(1) increase the rate of or change the time for payment of interest on any 6% Senior Subordinated Exchangeable Notes;

(2) increase the principal of, advance the final maturity date of or shorten the Weighted Average Life to Maturity of any 6% Senior Subordinated Exchangeable Notes;

(3) alter the redemption provisions or the price or terms at which the Company is required to offer to purchase any 6% Senior Subordinated Exchangeable Notes; or

(4) amend the provisions of the Senior Subordinated Debt Documents that relate to subordination.

Events of Default and Remedies

The following events constitute Events of Default under the Indenture:

(1) default in payment when due and payable, upon redemption, acceleration or otherwise, of payments of principal of, or premium, if any, on the notes issued under the Indenture;

(2) default for 30 days or more in the payment when due of interest on or with respect to the notes issued under the Indenture;

(3) failure by the Company or any Subsidiary Guarantor for 60 days after receipt of written notice given by the Trustee or the Holders of at least 30% in principal amount of the then outstanding notes issued under the Indenture to comply with any of its other agreements in the Indenture or the notes;

(4) default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Company or any Restricted Subsidiary or the payment of which is guaranteed by the Company or any Restricted Subsidiary, other than Indebtedness owed to the Company or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists or is created after the issuance of the notes, if both

(A) such default either:

(i) results from the failure to pay any principal of such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods); or

(ii) relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity; and

(B) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, aggregate $40.0 million or more at any one time outstanding;

(5) failure by the Company or any Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) to pay final judgments aggregating in excess of $40.0 million, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;

(6) certain events of bankruptcy or insolvency with respect to the Company or any Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary); or

(7) the Subsidiary Guarantee of any Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) shall for any reason cease to be in full force and effect or be declared null and void or any responsible officer of any Subsidiary Guarantor that is a Significant Subsidiary (or the responsible officers of any group of Subsidiaries that together would constitute a Significant Subsidiary), as the case may be, denies that it has any further liability under its Subsidiary Guarantee or gives notice to such effect, other than by reason of the termination of the Indenture or the release of any such Subsidiary Guarantee in accordance with the Indenture.

If any Event of Default (other than of a type specified in clause (6) above with respect to the Company) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 30% in principal amount of the then outstanding notes issued under the Indenture may declare the principal, premium, if any, interest and any other monetary obligations on all the then outstanding notes issued under the Indenture to be due and payable immediately.

Upon the effectiveness of such declaration, such principal of and premium, if any, and interest on the notes will be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising under clause (6) of the first paragraph of this section with respect to the Company, all outstanding notes will become due and payable without further action or notice. The Indenture provides that the Trustee may withhold from Holders notice of any continuing Default, except a Default relating to the payment of principal of and premium, if any, and interest on the notes if it determines that withholding notice is in their interest. In addition, the Trustee will have no obligation to accelerate the notes if in the best judgment of the Trustee acceleration is not in the best interest of the Holders.

The Indenture provides that the Holders of a majority in aggregate principal amount of the then outstanding notes issued thereunder by notice to the Trustee may, on behalf of all Holders, waive any existing Default and its consequences under the Indenture, except a continuing Default in the payment of principal of and premium, if any, or interest on any such notes held by a non-consenting Holder. In the event of any Event of Default specified in clause (4) above, such Event of Default and all consequences thereof (excluding any resulting payment default) shall be annulled, waived and rescinded automatically and without any action by the Trustee or the Holders if, within 20 days after such Event of Default arose,

(x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged;

(y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default; or

(z) the default that is the basis for such Event of Default has been cured.

Except to enforce the right to receive payments of principal of and premium, if any, and interest on the notes when due, no Holder may pursue any remedy with respect to the Indenture or the notes unless:

(1) such Holder has previously given the Trustee notice that an Event of Default is continuing;

(2) Holders of at least 30% in principal amount of the then outstanding notes have requested the Trustee to pursue the remedy;

(3) such Holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5) Holders of a majority in principal amount of the outstanding notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

The Indenture provides that the Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required, within five Business Days, upon becoming aware of any Default, to deliver to the Trustee a statement specifying such Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Company or any Subsidiary Guarantor (other than in the case of stockholders of any Subsidiary Guarantor, the Company or another Subsidiary Guarantor) or any of their parent companies shall have any liability for any obligations of the Company or the Subsidiary Guarantors under the notes, the Subsidiary Guarantees and the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. Such waiver may not be effective to waive liabilities under the Federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

Most of the obligations of the Company and the Subsidiary Guarantors under the Indenture will terminate and will be released upon payment in full of all of the notes issued under the Indenture. The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the notes issued under the Indenture and each Subsidiary Guarantor’s obligation discharged with respect to its Subsidiary Guarantee (“Legal Defeasance”) and cure all then existing Events of Default except for:

(1) the rights of Holders of notes issued under the Indenture to receive payments in respect of the principal of, premium, if any, and interest on such notes when such payments are due solely out of the trust created pursuant to the Indenture;

(2) the Company’s obligations with respect to notes issued under the Indenture concerning issuing temporary notes, registration of such notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, and the Company’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

In addition, the Company may, at its option and at any time, elect to have its obligations and those of each Subsidiary Guarantor released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including bankruptcy, receivership, rehabilitation and insolvency events pertaining to the Company) described under “—Events of Default and Remedies” will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance with respect to the notes issued under the Indenture:

(1) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest due on the notes issued under the Indenture on the stated maturity date or on the redemption date, as the case may be;

(2) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States of America reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions;

(A) the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling; or

(B) since the original issuance of the notes, there has been a change in the applicable U.S. Federal income tax law;

in either case to the effect that, and based thereon such opinion of counsel in the United States of America shall confirm that, subject to customary assumptions and exclusions, the Holders will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States of America reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the Holders will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such Covenant Defeasance and will be subject to such tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default (other than that resulting from borrowing funds to be applied to make such deposit and the granting of Liens in connection therewith) shall have occurred and be continuing on the date of such deposit;

(5) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under any Credit Facility, the Senior Subordinated Debt Documents, the 6% Senior Subordinated Exchangeable Notes or any other material agreement or instrument (other than the Indenture) to which, the Company or any Subsidiary Guarantor is a party or by which the Company or any Subsidiary Guarantor is bound;

(6) the Company shall have delivered to the Trustee an Officers’ Certificate stating that the deposit was not made by the Company with the intent of defeating, hindering, delaying or defrauding any creditors of the Company or any Subsidiary Guarantor or others; and

(7) the Company shall have delivered to the Trustee an Officers’ Certificate and an opinion of counsel in the United States of America (which opinion of counsel may be subject to customary assumptions and exclusions) each stating that all conditions precedent provided for in the Indenture relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

Notwithstanding the foregoing, the opinion of counsel required by clause (2) above with respect to Legal Defeasance need not be delivered if all notes not theretofore delivered to the Trustee for cancellation (A) have become due and payable by reason of the making of a notice of redemption or otherwise, (B) will become due and payable within one year or (C) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(a) either

(1) all such notes theretofore authenticated and delivered, except lost, stolen or destroyed notes which have been replaced or paid and notes for whose payment money has theretofore been deposited in trust, have been delivered to the Trustee for cancellation; or

(2) all such notes not theretofore delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise, will become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company and the Company or any Subsidiary Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire indebtedness on such notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption, as the case may be;

(b) no Default (other than that resulting from borrowing funds to be applied to make such deposit and the granting of Liens in connection therewith) with respect to the Indenture or the notes issued thereunder shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any Credit Facility, the Senior Subordinated Debt Documents, the 6% Senior Subordinated Exchangeable Notes or any other material agreement or instrument to which the Company or any Subsidiary Guarantor is a party or by which the Company or any Subsidiary Guarantor is bound;

(c) the Company has paid or caused to be paid all sums payable by it under the Indenture; and

(d) the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of such notes at maturity or the redemption date, as the case may be.

In addition, the Company must deliver an Officers’ Certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Transfer and Exchange

A Holder may transfer or exchange notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any note selected for redemption. Also, the Company is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

The registered Holder of a note will be treated as the owner of the note for all purposes.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the Indenture, any related Subsidiary Guarantee and the notes issued thereunder may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the notes then outstanding and issued under the Indenture, including consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes, and any existing Default or Event of Default or compliance with any provision of the Indenture or the notes issued thereunder may be waived with the consent of the Holders of a majority in principal amount of the then outstanding notes issued under the Indenture, including consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes, in each case other than notes beneficially owned by the Company or its Affiliates.

The Indenture provides that, without the consent of each Holder affected, an amendment or waiver may not, with respect to any notes issued under the Indenture and held by a non-consenting Holder:

(1) reduce the principal amount of notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any such note or alter or waive the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under “—Repurchase at the Option of Holders”);

(3) reduce the rate of or change the time for payment of interest on any note;

(4) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the notes issued under the Indenture (except a rescission of acceleration of the notes by the Holders of at least a majority in aggregate principal amount of the then outstanding notes and a waiver of the payment default that resulted from such acceleration) or in respect of a covenant or provision contained in the Indenture or any Subsidiary Guarantee that cannot be amended or modified without the consent of all Holders;

(5) make any note payable in money other than that stated in the notes;

(6) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders to receive payments of principal of or premium, if any, or interest on the notes;

(7) make any change in the ranking of the Indenture and the notes that would adversely affect the Holders;

(8) except as expressly permitted by the Indenture, modify the Subsidiary Guarantee of any Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) in any manner adverse to the Holders;

(9) make any change in these amendment and waiver provisions; or

(10) impair the right of any Holder to receive payment of principal of, or interest on, such Holder’s notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s notes.

Notwithstanding the foregoing, without the consent of any Holder, the Company, any Subsidiary Guarantor (with respect to a Subsidiary Guarantee or the Indenture to which it is a party) and the Trustee may amend or supplement the Indenture, any Subsidiary Guarantee or the notes:

(1) to cure any ambiguity, omission, mistake, defect or inconsistency;

(2) to provide for uncertificated notes in addition to or in place of certificated notes;

(3) to comply with the covenant relating to mergers, consolidations and sales of assets and to provide for the assumption of the Company’s or any Subsidiary Guarantor’s obligations to Holders in connection therewith;

(4) to make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights under the Indenture of any such Holder;

(5) to add covenants for the benefit of the Holders or to surrender any right or power conferred upon the Company or a Subsidiary Guarantor;

(6) to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the TIA;

(7) to evidence and provide for the acceptance and appointment under the Indenture of a successor Trustee pursuant to the requirements thereof;

(8) to provide for the issuance of exchange notes or private exchange notes, which are identical to exchange notes except that they are not freely transferable;

(9) to add a Subsidiary Guarantor or other guarantor under the Indenture;

(10) to conform the text of the Indenture, the Subsidiary Guarantees or the notes to any provision of the “Description of notes” section in the Offering Memorandum to the extent that such provision in the Indenture, the Subsidiary Guarantees or the notes was intended to be a substantially verbatim recitation of a provision of such “Description of notes”;

(11) to mortgage, pledge, hypothecate or grant any other Lien in favor of the trustee for the benefit of the holders of the notes, as security for the payment and performance of all or any portion of the notes, in any property or assets;

(12) to comply with the rules of any applicable securities depositary; or

(13) to make any amendment to the provisions of the Indenture relating to the transfer and legending of notes; provided, however, that (a) compliance with the Indenture as so amended would not result in notes being transferred in violation of the Securities Act or any applicable securities law and (b) such amendment does not materially and adversely affect the rights of Holders to transfer notes.

The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Notices

Notices given by publication will be deemed given on the first date on which publication is made and notices given by first-class mail, postage prepaid, will be deemed given five calendar days after mailing.

Concerning the Trustee

The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions with the Company; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Indenture provides that the Holders of a majority in principal amount of the outstanding notes issued thereunder will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

The Indenture, the notes and any Guarantee will be governed by and construed in accordance with the laws of the State of New York.

Additional Information

Anyone who receives this prospectus may obtain a copy of the Indenture and the Registration Rights Agreement without charge by writing to Aleris International, Inc., 25825 Science Park Drive, Suite 400, Cleveland, Ohio 44122, Attention: General Counsel.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full definition of all such terms, as well as any other capitalized terms used herein for which no definition is provided. For purposes of the Indenture, unless otherwise specifically indicated, (1) the term “consolidated” with respect to any Person refers to such Person consolidated with its Restricted Subsidiaries, and excludes from such consolidation any Unrestricted Subsidiary as if such Unrestricted Subsidiary were not an Affiliate of such Person and (2) the term “including” means “including, without limitation.”

“ABL Facility” means that certain amended and restated credit agreement dated as of June 30, 2011 among the Company, each other Subsidiary of the Company set forth on the signature pages thereto, the lenders party thereto from time to time and, Bank of America, N.A., as Administrative Agent, including any notes, mortgages guarantees, collateral documents, instruments and agreements executed in connection therewith, in each case, as amended, modified, renewed, refunded, restated, restructured, increased, supplemented, replaced or refinanced in whole or in part from time to time, including any replacement, refunding or refinancing facility or agreement that increases the amount permitted to be borrowed thereunder or alters the maturity thereof or adds entities as additional borrowers or guarantors thereunder and whether by the same or any other agent, lender, group of lenders, or otherwise and whether or not any such replacement, refunding, refinancing, amending, renewal, restatement, restructuring, increasing, supplemented or other modification occurs simultaneously with the termination or repayment of the ABL Facility or such successor agreement.

“Acquired Indebtedness” means, with respect to any specified Person,

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person;

provided that any Indebtedness of such other Person that is extinguished, redeemed, defeased, retired or otherwise repaid at the time of or immediately upon consummation of the transaction pursuant to which such other Person becomes a Subsidiary of the specified Person will not be Acquired Indebtedness.

“Additional Interest” means all additional interest then owing pursuant to the Registration Rights Agreement.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Aleris Zhenjiang” means Aleris Dingsheng Aluminum (Zhenjiang) Co., Ltd., a subsidiary of Aleris International, Inc.

“Applicable Premium” means, with respect to a note at any redemption date, the greater of (i) 1.0% of the principal amount of such note and (ii) the excess of (A) the present value at such redemption date of (1) the redemption price of such note on November 1, 2015, (such redemption price being that described in the first paragraph under “—Optional Redemption”) plus (2) all required remaining scheduled interest payments (calculated based on the cash interest rate payable on the notes) due on such note through such date (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (B) the principal amount of such note on such Redemption Date, as calculated by the Company or on behalf of the Company by such Person as the Company shall designate; provided that such calculation shall not be a duty or obligation of the Trustee.

“Asset Sale” means

(1) the sale, conveyance, transfer or other disposition, whether in a single transaction or a series of related transactions, of property or assets (other than by way of a Sale and Lease-Back Transaction that complies with the covenant described above under “—Certain Covenants—Limitation on Sale and Lease-Back Transactions”) of the Company or any Restricted Subsidiary (each referred to in this definition as a “disposition”); and

(2) the issuance or sale of Equity Interests of any Restricted Subsidiary, whether in a single transaction or a series of related transactions, in each case, other than:

(a) a disposition of cash, Cash Equivalents or Investment Grade Securities or excess, damaged, obsolete or worn out property or assets in the ordinary course of business or any sale or disposition of property or assets in connection with scheduled turnarounds, maintenance and equipment and facility updates or any disposition of inventory or goods held for sale in the ordinary course of business;

(b) the disposition of all or substantially all of the assets of the Company in a manner permitted pursuant to the provisions described above under “—Certain Covenants—Merger, Consolidation or Sale of all or Substantially All Assets” or any disposition that constitutes a Change of Control pursuant to the Indenture;

(c) the making of any Permitted Investment or the making of any Restricted Payment that is not prohibited by the covenant described under “—Certain Covenants—Limitation on Restricted Payments”;

(d) any disposition of property or other assets or issuance or sale of Equity Interests of any Restricted Subsidiary in any transaction or series of transactions with an aggregate fair market value of less than $25.0 million;

(e) any disposition of property or assets or issuance of securities by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Restricted Subsidiary;

(f) to the extent allowable under Section 1031 of the Internal Revenue Code of 1986, any exchange of like property (excluding any boot thereon) for use in a Similar Business;

(g) the lease, assignment, license, sub-license or sub-lease of any real or personal property in the ordinary course of business;

(h) any issuance or sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(i) foreclosures or governmental condemnations on assets;

(j) sales of accounts receivable, or participations therein, in connection with any Receivables Facility;

(k) the unwinding of any Hedging Obligations;

(l) the sale, lease, assignment, license, sub-license or sublease of equipment, inventory, accounts receivable or other assets in the ordinary course of business;

(m) the licensing or sub-licensing of intellectual property in the ordinary course of business or consistent with past practice;

(n) any sale or other disposition deemed to occur with creating, granting or perfecting a Lien not otherwise prohibited by the Indenture; and

(o) the surrender or waiver of contract rights or settlement, release or surrender of a contract, tort or other litigation claim in the ordinary course of business.

“Attributable Debt” in respect of a Sale and Lease-Back Transaction means, as at the time of determination, the present value (discounted at the cash interest rate borne by the notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Lease-Back Transaction (including any period for which such lease has been extended); provided, however, that if such Sale and Lease-Back Transaction results in a Capitalized Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capitalized Lease Obligation.”

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation;

(2) with respect to a partnership, the board of directors of the general partner of the partnership; and

(3) with respect to any other Person, the board or committee of such Person serving a similar function.

“Board Resolution” means, with respect to the Company, a duly adopted resolution of the Board of Directors of the Company or any committee thereof.

“Business Day” means each day that is not a Legal Holiday.

“Capital Stock” means

(1) in the case of a corporation, corporate stock,

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock,

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited), and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

“Cash Equivalents” means, as to any Person,

(1) securities issued or directly and fully guaranteed or insured by the United States or any agency, instrumentality or sponsored corporation thereof and backed by the full faith and credit of the United States, and in each case having maturities of not more than 24 months from the date of acquisition;

(2) U.S. Dollar denominated time deposits, certificates of deposit, overnight bank deposits and bankers’ acceptances having maturities within one year from the date of acquisition thereof issued by any lender under the ABL Facility or any commercial bank of recognized standing, having capital and surplus in excess of $250,000,000;

(3) repurchase obligations for underlying securities of the types described in clauses (1) and (2) above and entered into with any commercial bank meeting the qualifications specified in clause (2) above;

(4) other investment instruments having maturities within 180 days from the date of acquisition thereof offered or sponsored by financial institutions having capital and surplus in excess of $500,000,000;

(5) readily marketable direct obligations issued by any state of the United States or any political subdivision thereof having maturities within 180 days from the date of acquisition thereof and having, at the time of acquisition thereof, one of the two highest rating categories obtainable from either Moody’s or S&P (or if at such time neither is issuing ratings, then a comparable rating of another nationally recognized rating agency);

(6) commercial paper rated, at the time of acquisition thereof, at least A-2 or the equivalent thereof by S&P or at least P-2 or the equivalent thereof by Moody’s (or if at such time neither is issuing ratings, then a comparable rating of another nationally recognized rating agency), in each case maturing within one year after the date of acquisition;

(7) investments in money market funds which invest substantially all their assets in securities of the types described in clauses (1) through (6) above;

(8) in the case of any Foreign Subsidiary of the Company, (x) certificates of deposit or bankers’ acceptances of any bank organized under the laws of Canada, Japan or any country that is a member of the European economic and monetary union pursuant to the Treaty whose short term commercial paper, at the time of acquisition thereof, is rated at least A-2 or the equivalent thereof by S&P or at least P-2 or the equivalent thereof by Moody’s (or if at such time neither is issuing ratings, then a comparable rating of another nationally recognized rating agency), or, if no such commercial paper rating is available, a long-term debt rating, at the time of acquisition thereof, of at least A or the equivalent thereof by S&P or at least A-2 or the equivalent thereof by Moody’s (or if at such time neither is issuing ratings, then a comparable rating of another nationally recognized rating agency), in each case maturing not more than one year from the date of acquisition by such Foreign Subsidiary, (y) overnight deposits and demand deposit accounts maintained with any bank that such Foreign Subsidiary regularly transacts business and (z) securities of the type and maturity described in clause (i) above but issued by the principal governmental authority in which such Foreign Subsidiary is organized so long as such security has the highest rating available from either S&P or Moody’s;

(9) Indebtedness or Preferred Stock issued by Persons with a rating of “A” or higher from S&P or “A2” or higher from Moody’s with maturities of one year or less from the date of acquisition;

(10) U.S. Dollars; and

(11) Canadian dollars, Japanese yen, pounds sterling, Euros or, in the case of any Foreign Subsidiary that is a Restricted Subsidiary, such local currencies held by it from time to time in the ordinary course of business.

“Change of Control” means the occurrence of any of the following:

(1) the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, to any Person other than a Permitted Holder, or

(2) the Company becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act, or any successor provision), other than the Permitted Holders, in a single transaction or in a series of related transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) of 50% or more of the total voting power of the Voting Stock of the Company or any of its direct or indirect parent companies; provided, however, that (1) a transaction in which Parent or any direct or indirect parent of the Company becomes a Subsidiary of another Person (other than a Person that is an individual, such Person that is not an individual, the “Other Person”) shall not constitute a Change of Control if (a) the shareholders of Parent or such parent immediately prior to such transaction “beneficially own” (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly through one or more intermediaries, at least a majority of the voting power of the outstanding voting stock of Parent or such parent, immediately following the consummation of such transaction or (b) immediately following the consummation of such transaction, no “person” (as such term is defined above), other than a Permitted Holder and the Other Person (but including the holders of the Equity Interests of the Other Person), “beneficially owns” (as such term is defined above), directly or indirectly through one or more intermediaries, more than 50% of the voting power of the outstanding Voting Stock of the Parent or the Other Person; (2) any transaction in which the Company remains a Wholly Owned Subsidiary of Parent, but one or more intermediate holding companies between Parent and the Company are added, liquidated, merged or consolidated out of existence, shall not constitute a Change of Control; (3) any holding company whose only significant asset is Capital Stock of the Company, Parent or any direct or indirect parent of the Company shall not itself be considered a “person” or “group” for purposes of this definition; (4) the transfer of assets between or among the Restricted Subsidiaries and the Company in accordance with the terms of the Indenture shall not itself constitute a Change of Control; and (5) a “person” or “group” shall not be deemed to have beneficial ownership of securities (or “beneficially own” (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act)) subject to a stock purchase agreement, merger agreement or similar agreement (or voting or option agreement related thereto) until the consummation of the transactions contemplated by such agreement.

“China Entity” means an entity that is engaged in a Similar Business and primarily conducts its operations in the People’s Republic of China.

“Code” means the Internal Revenue Code of 1986, as amended from time to time, and the regulations promulgated and rulings issued thereunder.

“Co-Investors” means Persons (and their Affiliates) who, on the Issue Date, are limited partners of each of the Sponsors.

“Company” has the meaning set forth in the first paragraph under “—General”; provided that when used in the context of determining the fair market value of an asset or liability under the Indenture, “Company” shall, unless otherwise expressly stated, be deemed to mean the Board of Directors of the Company when the fair market value of such asset or liability is equal to or in excess of $100.0 million.

“Consolidated Depreciation and Amortization Expense” means with respect to any Person for any period, the total amount of depreciation and amortization expense, including the amortization of deferred financing fees and other related noncash charges of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum, without duplication, of:

(a) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted in computing Consolidated Net Income, including

(1) amortization of original issue discount resulting from the issuance of Indebtedness at less than par,

(2) all commissions, discounts and other fees and charges owed with respect to letters of credit or bankers’ acceptances,

(3) noncash interest payments (but excluding any noncash interest expense attributable to the movement in the mark-to-market valuation of Hedging Obligations or other derivative instruments pursuant to GAAP),

(4) the interest component of Capitalized Lease Obligations and

(5) net payments, if any, pursuant to interest rate Hedging Obligations with respect to Indebtedness, and excluding

(i) Additional Interest, (ii) amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses, (iii) any expensing of bridge, commitment and other financing fees and (iv) commissions, discounts, yield and other fees and charges (including any interest expense) related to any Receivables Facility; plus

(b) consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; less

(c) interest income for such period.

For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP.

Notwithstanding the foregoing, any additional charges arising from (i) the application of Accounting Standards Codification Topic 480-10-25-4 “Distinguishing Liabilities from Equity—Overall—Recognition” to any series of preferred stock other than Disqualified Stock or (ii) the application of Accounting Standards Codification Topic 470-20 “Debt—Debt with Conversion Options—Recognition,” in each case, shall be disregarded in the calculation of Fixed Charges.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; provided that, without duplication:

(1) any net after-tax extraordinary gains or losses or any non-recurring or unusual gains or losses (less all fees and expenses relating thereto) or expenses (including, but not limited to, any expenses relating to severance, relocation and one-time compensation charges and any expenses directly attributable to the implementation of cost-saving initiatives) shall be excluded;

(2) the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period, whether effected through a cumulative effect adjustment or a retroactive application in each case in accordance with GAAP;

(3) any net after-tax income (loss) from disposed or discontinued operations and any net after-tax gains or losses on disposal of disposed or discontinued operations shall be excluded;

(4) any net after-tax gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions or the sale or other disposition of any Capital Stock of any Person other than in the ordinary course of business, as determined in good faith by the Company, shall be excluded;

(5) the Net Income for such period of any Person that is not a Subsidiary, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be excluded; provided that Consolidated Net Income of such Person shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period (subject in the case of dividends, distributions or other payments made to a Restricted Subsidiary to the limitations contained in clause (6) below);

(6) solely for the purpose of determining the amount available for Restricted Payments under clause (c)(1) of the first paragraph of “—Certain Covenants—Limitation on Restricted Payments,” the Net Income for such period of any Restricted Subsidiary (other than any Subsidiary Guarantor) shall be excluded if the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not at the date of determination wholly permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or similar distributions has been legally waived; provided that Consolidated Net Income of the Company will be increased by the amount of dividends or other distributions or other payments actually paid in cash (or to the extent converted into cash) to the Company or a Restricted Subsidiary thereof in respect of such period, to the extent not already included therein;

(7) any increase in amortization or depreciation or other noncash charges resulting from the application of purchase accounting in relation to any acquisition that is consummated after the Issue Date, net of taxes, shall be excluded;

(8) any net after-tax income (loss) from the early extinguishment of Indebtedness or Hedging Obligations or other derivative instruments shall be excluded;

(9) any impairment charge or asset write-off, in each case pursuant to GAAP, and the amortization of intangibles arising pursuant to GAAP shall be excluded;

(10) any net gain or loss resulting in such period from Hedging Obligations and the application of Accounting Standards Codification 815 shall be excluded;

(11) any net gain or loss resulting in such period from currency translation gains or losses related to currency remeasurements of Indebtedness, including intercompany indebtedness, shall be excluded;

(12) any charges resulting from the application of Accounting Standards Codification Topic 805 “Business Combinations,” Accounting Standards Codification Topic 350 “Intangibles—Goodwill and Other,” Accounting Standards Codification Topic 360-10-35-15 “Impairment or Disposal of Long-Lived Assets,” Accounting Standards Codification Topic 480-10-25-4 “Distinguishing Liabilities from Equity—Overall—Recognition” or Accounting Standards Codification Topic 820 “Fair Value Measurements and Disclosures” shall be excluded;

(13) non-cash interest expense resulting from the application of Accounting Standards Codification Topic 470-20 “Debt—Debt with Conversion Options—Recognition” shall be excluded;

(14) any expenses or charges related to any Equity Offering, Permitted Investment, acquisition, disposition, recapitalization or the incurrence of Indebtedness permitted to be incurred by the Indenture including a refinancing thereof (whether or not successful) and any amendment or modification to the terms of any such transactions shall be excluded;

(15) all net after-tax charges, expenses, gain or income with respect to curtailments, discontinuations or modifications to pension and post-retirement employee benefit plans shall be excluded; and

(16) any noncash compensation expense recorded from grants of stock appreciation or similar rights, stock options, restricted stock or other rights to officers, directors or employees shall be excluded.

Notwithstanding the foregoing, for the purpose of the covenant described under “—Certain Covenants—Limitation on Restricted Payments” only (other than clause (c)(4) thereof), there shall be excluded from Consolidated Net Income any income arising from any sale or other disposition of Restricted Investments made by the Company and the Restricted Subsidiaries, any repurchases and redemptions of Restricted Investments from the Company and the Restricted Subsidiaries, any repayments to the Company or a Restricted Subsidiary of loans and advances that constitute Restricted Investments, any sale of the stock of an Unrestricted Subsidiary or any distribution or dividend from an Unrestricted Subsidiary, in each case only to the extent such amounts increase the amount of Restricted Payments permitted under such covenant pursuant to clause (c)(4).

“Consolidated Total Assets” means, as of any date of determination, the total assets, net, reflected on the consolidated balance sheet of the Company and its Restricted Subsidiaries as at the end of the most recent fiscal quarter for which financial statements are available, determined on a consolidated basis in accordance with

GAAP, with such pro forma adjustments as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of Fixed Charge Coverage Ratio.

“Consolidated Total Debt Ratio” means, at the end of a fiscal quarter for which internal financial statements are available, the ratio of (a) Consolidated Total Indebtedness of the Company and the Restricted Subsidiaries, as of the end of such quarter, less an amount equal to the amount of any cash and Cash Equivalents of the Company and its Restricted Subsidiaries as of such date, to (b) the aggregate amount of EBITDA of the Company and the Restricted Subsidiaries for the period of the four consecutive full fiscal quarters ended at the end of such quarter, with such pro forma adjustments to Consolidated Total Indebtedness and EBITDA as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of Fixed Charge Coverage Ratio. For purposes of this calculation, the amount of Indebtedness outstanding as of any date of determination shall not include any Hedging Obligations that are incurred for non-speculative purposes.

“Consolidated Total Indebtedness” means, as at any date of determination, an amount equal to the sum of (1) the aggregate amount of all outstanding Indebtedness of the Company and the Restricted Subsidiaries on a consolidated basis consisting of Indebtedness for borrowed money, Obligations in respect of Capitalized Lease Obligations, Attributable Debt in respect of Sale and Lease-Back Transactions and debt obligations evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (and excluding (x) any undrawn letters of credit, (y) all obligations relating to Receivables Facilities and (z) any intercompany Indebtedness) and (2) the aggregate amount of all outstanding Disqualified Stock of the Company and all Disqualified Stock and Preferred Stock of the Restricted Subsidiaries (excluding items eliminated in consolidation), with the amount of such Disqualified Stock and Preferred Stock equal to the greater of their respective voluntary or involuntary liquidation preferences and Maximum Fixed Repurchase Prices, in each case determined on a consolidated basis, and only to the extent required to be recorded on a balance sheet, in accordance with GAAP.

For purposes hereof, the “Maximum Fixed Repurchase Price” of any Disqualified Stock or Preferred Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock or Preferred Stock as if such Disqualified Stock or Preferred Stock were purchased on any date on which Consolidated Total Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock or Preferred Stock, such fair market value shall be determined reasonably and in good faith by the Company.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (the “primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including any obligation of such Person, whether or not contingent,

(1) to purchase any such primary obligation or any property constituting direct or indirect security therefor,

(2) to advance or supply funds

(A) for the purchase or payment of any such primary obligation or

(B) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, or

(3) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Credit Facilities” means one or more debt facilities (including, without limitation, the ABL Facility), credit facilities, credit agreements, loan agreements, indentures, financings, commercial paper facilities, note purchase agreements or other agreements , in each case with banks, lenders, purchasers, investors, trustees, agents or other representatives of any of the foregoing, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables or interests in receivables to such lenders or other persons or to special purpose entities formed to borrow from such lenders or other persons against such receivables or sell such receivables or interests in receivables, and including any Receivables Facility), letters of credit, notes or other borrowings or other extensions of credit, including any notes, mortgages guarantees, collateral documents, instruments and agreements executed in connection therewith, in each case, as amended, modified, renewed, refunded, restated, restructured, increased, supplemented, replaced or refinanced in whole or in part from time to time, including any replacement, refunding or refinancing facility or agreement that increases the amount permitted to be borrowed thereunder or alters the maturity thereof or adds entities as additional borrowers or guarantors thereunder and whether by the same or any other agent, lender, group of lenders, or otherwise and whether or not any such replacement, refunding, refinancing, amending, renewal, restatement, restructuring, increasing, supplemented or other modification occurs simultaneously with the termination or repayment of a prior Credit Facility.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Noncash Consideration” means the fair market value of noncash consideration received by the Company or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Noncash Consideration pursuant to an Officers’ Certificate, setting forth the basis of such valuation, executed by an executive vice president and the principal financial officer of the Company (or a parent company thereof), less the amount of cash or Cash Equivalents received in connection with a subsequent sale of such Designated Noncash Consideration.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms, or by the terms of any security into which it is convertible or for which it is putable or exchangeable, or upon the happening of any event, matures or is mandatorily redeemable (other than solely for Capital Stock that is not Disqualified Stock), other than as a result of a change of control or asset sale, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, other than as a result of a change of control or asset sale, in whole or in part, in each case prior to the date that is 91 days after the earlier of the maturity date of the notes and the date the notes are no longer outstanding; provided that if such Capital Stock is issued to any plan for the benefit of employees of the Company or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Company or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations.

“Domestic Subsidiary” means, with respect to any Person, any Restricted Subsidiary of such Person other than (i) a Foreign Subsidiary or (ii) a Domestic Subsidiary of a Foreign Subsidiary, but, in each case, including any Subsidiary that guarantees or otherwise provides direct credit support for any indebtedness of the Company.

“EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period,

(1) increased by (without duplication):

(a) provision for taxes based on income or profits, plus franchise or similar taxes, of such Person for such period deducted in computing Consolidated Net Income; plus

(b) consolidated Fixed Charges of such Person for such period to the extent the same was deducted in computing Consolidated Net Income; plus

(c) Consolidated Depreciation and Amortization Expense of such Person for such period to the extent deducted in computing Consolidated Net Income; plus

(d) the amount of any restructuring charge or reserve deducted in such period in computing Consolidated Net Income, including any one-time costs incurred in connection with (x) acquisitions after the Issue Date or (y) the closing of any production or manufacturing facilities after the Issue Date; plus

(e) any write offs, write downs or other noncash charges reducing Consolidated Net Income for such period, excluding any such charge that represents an accrual or reserve for a cash expenditure for a future period; plus

(f) the amount of any minority interest expense deducted in computing Consolidated Net Income; plus

(g) the amount of management, monitoring, consulting and advisory fees and related expenses paid (or any accruals related to such fees or related expenses) during such period to the Sponsor and the Co-Investors and the amount of any directors’ fees or reimbursements, in each case, to the extent permitted under “—Certain Covenants—Transactions With Affiliates”; plus

(h) the amount of cost savings, operational improvements and synergies projected by the Company in good faith to be realized as a result of actions taken or expected to be taken during such period (calculated on a pro forma basis as though such cost savings, operational improvements and synergies had been realized on the first day of such period), net of the amount of actual benefits realized during such period from such actions; provided that (x) such cost savings, operational improvements and synergies are reasonably identifiable and factually supportable, (y) such cost savings, operational improvements and synergies are expected to be realized within 36 months of the date thereof in connection with such actions and (z) the aggregate amount of cost savings added pursuant to this clause (h) shall not exceed the greater of (i) $40.0 million and (ii) 10.0% of EBITDA on a consolidated basis for the Company’s and its Restricted Subsidiaries’ most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of determination (calculated on a pro forma basis as though such cost savings, operational improvements and synergies had been realized on the first day of such period), for any four consecutive quarter period (which adjustments may be incremental to pro forma adjustments made pursuant to the second paragraph of the definition of “Fixed Charge Coverage Ratio”); plus

(i) any costs or expenses incurred by the Company or a Restricted Subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or stockholders agreement, to the extent that such costs or expenses are funded with cash proceeds contributed to the capital of the Company or net cash proceeds of issuance of Equity Interests of the Company (other than Disqualified Stock that is Preferred Stock) in each case, solely to the extent that such cash proceeds are excluded from the calculation set forth in clause (c) of the first paragraph under “—Certain Covenants—Limitation on Restricted Payments”;

(2) decreased by (without duplication) non-cash gains increasing Consolidated Net Income of such Person for such period, excluding any gains that represent the reversal of any accrual of, or cash reserve for, anticipated cash charges in any prior period (other than such cash charges that have been added back to Consolidated Net Income in computing EBITDA in accordance with this definition); and

(3) increased or decreased, as applicable, by (without duplication) the amount of gain or loss resulting in such period from a sale of receivables and related assets to a Receivables Subsidiary in connection with a Receivables Facility.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.

“Equity Offering” means any public or private sale of common stock or Preferred Stock of the Company or any of its direct or indirect parent companies (excluding Disqualified Stock), other than

(a) public offerings with respect to the Company’s or any direct or indirect parent company’s common stock registered on Form S-4 or Form S-8;

(b) any such public or private sale that constitutes an Excluded Contribution; and

(c) an issuance to any Subsidiary of the Company.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Excluded Contribution” means net cash proceeds, marketable securities or Qualified Proceeds received by the Company from:

(a) contributions to its common equity capital; and

(b) the sale (other than to a Subsidiary of the Company or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Company) of Capital Stock (other than Disqualified Stock) of the Company, in each case designated as Excluded Contributions pursuant to an Officers’ Certificate executed by an executive vice president and the principal financial officer of the Company on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, which are excluded from the calculation set forth in clause (c) of the first paragraph under “—Certain Covenants—Limitation on Restricted Payments.”

“Existing Indebtedness” means Indebtedness of the Company or the Restricted Subsidiaries in existence on the Issue Date, plus interest accruing thereon.

“Fixed Charge Coverage Ratio” means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Company or any Restricted Subsidiary incurs, assumes, guarantees, redeems, retires or extinguishes any Indebtedness (other than Indebtedness incurred under any revolving credit facility that has been permanently repaid and has not been replaced) or issues or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to or simultaneously with the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, redemption, retirement or extinguishing of Indebtedness, or such issuance or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period (the “reference period”).

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (as determined in accordance with GAAP) that have been made by the Company or any Restricted Subsidiary during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (and the change in any associated fixed charges and the change in EBITDA resulting therefrom) had occurred on the first day of the reference period. If since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Investment, acquisition, disposition, merger, consolidation or disposed operation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, consolidation or disposed operation had occurred at the beginning of the reference period.

For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Company. Any such pro forma calculation may include, without duplication, adjustments appropriate to reflect (1) operating expense reductions and other operating improvements or synergies reasonably expected to result from the applicable event and (2) all adjustments of the nature set forth under “Unaudited Condensed Consolidated Pro

Forma Financial Information” in the Offering Memorandum for the Company to the extent such adjustments, without duplication, continue to be applicable to the reference period.

If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Company to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Company may designate.

“Fixed Charges” means, with respect to any Person for any period, the sum of

(a) Consolidated Interest Expense of such Person for such period,

(b) all cash dividend payments (excluding items eliminated in consolidation) on any series of Preferred Stock made during such period, and

(c) all cash dividend payments (excluding items eliminated in consolidation) on any series of Disqualified Stock made during such period;

provided, however, that, notwithstanding the foregoing, any charges arising from (i) the application of Accounting Standards Codification Topic 480-10-25-4 “Distinguishing Liabilities from Equity—Overall—Recognition” to any series of preferred stock other than Disqualified Stock or (ii) the application of Accounting Standards Codification Topic 470-20 “Debt—Debt with Conversion Options—Recognition,” in each case, shall be disregarded in the calculation of Fixed Charges.

“Foreign Subsidiary” means, with respect to any Person, any Restricted Subsidiary of such Person that is not organized or existing under the laws of the United States of America, any state thereof, the District of Columbia, or any territory thereof.

“GAAP” means generally accepted accounting principles in the United States of America that are in effect on the date of the indenture governing the 7 5/8% Senior Notes. At any time after the date of the Indenture, the Company may elect to apply IFRS accounting principles in lieu of GAAP and, upon any such election, references herein to GAAP shall thereafter be construed to mean IFRS (except as otherwise provided in the Indenture); provided that any calculation or determination in the Indenture that requires the application of GAAP for periods that include fiscal quarters ended prior to the Company’s election to apply IFRS shall remain as previously calculated or determined in accordance with GAAP.

“Government Securities” means securities that are

(a) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged; or

(b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations, and, when used as a verb, shall have a corresponding meaning.

“Guarantee” means, collectively, the Parent Guarantee and any Subsidiary Guarantee.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements and other agreements or arrangements, in each case designed to protect such Person against fluctuations in currency exchange, interest rates or commodity prices.

“Holder” means the Person in whose name a note is registered on the registrar’s books.

“Indebtedness” means, with respect to any Person:

(a) any indebtedness (including principal and premium) of such Person, whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without double counting, reimbursement agreements in respect thereof);

(3) representing the balance deferred and unpaid of the purchase price of any property (including Capitalized Lease Obligations), except any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business; or

(4) representing any Hedging Obligations;

if and to the extent that any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP;

(b) to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the obligations of the type referred to in clause (a) of another Person (whether or not such items would appear upon the balance sheet of such obligor or guarantor), other than by endorsement of negotiable instruments for collection in the ordinary course of business;

(c) to the extent not otherwise included, the obligations of the type referred to in clause (a) of another Person secured by a Lien on any asset owned by such Person, whether or not such obligations are assumed by such Person and whether or not such obligations would appear upon the balance sheet of such Person; provided that the amount of such Indebtedness will be the lesser of the fair market value of such asset at the date of determination and the amount of Indebtedness so secured; and

(d) Attributable Debt in respect of Sale and Lease-Back Transactions;

provided, however, that notwithstanding the foregoing, Indebtedness will be deemed not to include (A) Contingent Obligations incurred in the ordinary course of business; (B) Obligations under, or in respect of, Receivables Facilities; (C) any operating leases as such an instrument would be determined in accordance with GAAP on the date of the Indenture, (D) in connection with the purchase by the Company or its Restricted Subsidiaries of any business, post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing unless such payments are required under GAAP to appear as a liability on the balance sheet (excluding the footnotes), (E) deferred or prepaid revenues, (E) any Capital Stock other than Disqualified Stock or (F) purchase price holdbacks in respect of a portion of the purchase price of an asset to satisfy warranty or other unperformed obligations of the respective seller.

“Independent Financial Advisor” means an accounting, appraisal, investment banking firm or consultant to Persons engaged in Similar Businesses of nationally recognized standing that is, in the good faith judgment of the Company, qualified to perform the task for which it has been engaged and that is independent of the Company and its Affiliates.

“Initial Purchasers” means each of J.P. Morgan Securities LLC, Barclays Capital Inc., Deutsche Bank Securities Inc., Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, KeyBanc Capital Markets Inc., Moelis & Company LLC and UBS Securities LLC.

“Investment Grade Securities” means:

(1) securities issued or directly and fully guaranteed or insured by the government of the United States of America or any agency or instrumentality thereof (other than Cash Equivalents);

(2) debt securities or debt instruments with a rating of BBB- or higher by S&P or Baa3 or higher by Moody’s or the equivalent of such rating by such rating organization, or, if no rating of S&P or Moody’s then exists, the equivalent of such rating by any other nationally recognized securities rating agency, but excluding any debt securities or instruments constituting loans or advances among the Company and its Subsidiaries;

(3) investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2), which fund may also hold immaterial amounts of cash pending investment or distribution; and

(4) corresponding instruments in countries other than the United States of America customarily utilized for high quality investments.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (including by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others, but excluding accounts receivable, trade credit, advances to customers, commission, travel and similar advances to officers and employees, in each case made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet (excluding the footnotes) of such Person in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “—Certain Covenants—Limitation on Restricted Payments”:

(1) “Investments” shall include the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to:

(x) the Company’s “Investment” in such Subsidiary at the time of such redesignation; less

(y) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Company.

“Issue Date” means October 23, 2012.

“Legal Holiday” means a Saturday, a Sunday or a day on which banking institutions are not required to be open in Detroit, Michigan or the State of New York.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease be deemed to constitute a Lien.

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.

“Net Proceeds” means the aggregate cash proceeds received by the Company or any Restricted Subsidiary in respect of any Asset Sale, including any cash received upon the sale or other disposition of any Designated Noncash Consideration received in any Asset Sale, net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Noncash Consideration, including legal, accounting and investment banking fees, and brokerage and sales commissions, any relocation expenses incurred as a result thereof, other fees and expenses, including title and recordation expenses, taxes or repatriation costs paid or payable as a result thereof (after taking into account any available tax or other credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of principal, premium, if any, and interest on Indebtedness required (other than by clause (1) of the second paragraph of “—Repurchase at the Option of Holders—Asset Sales”) to be paid as a result of such transaction and any deduction of appropriate amounts to be provided by the Company or a Restricted Subsidiary as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Company or a Restricted Subsidiary after such sale or other disposition thereof, including pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

“Obligations” means any principal (including reimbursement obligations with respect to letters of credit whether or not drawn), interest (including, to the extent legally permitted, all interest accrued thereon after the commencement of any insolvency or liquidation proceeding at the rate, including any applicable post-default rate, specified in the applicable agreement), premium (if any), guarantees of payment, fees, indemnifications, reimbursements, expenses, damages and other liabilities payable under the documentation governing any Indebtedness; provided that Obligations with respect to the notes shall not include fees or indemnification in favor of the Trustee and any other third parties other than the Holders.

“Offering Memorandum” means the Offering Memorandum dated October 18, 2012 relating to the notes.

“Officer” means the Chairman of the Board, the Chief Executive Officer, the Chief Financial Officer, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Company.

“Officers’ Certificate” means a certificate signed on behalf of the Company by two Officers of the Company, one of whom must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Company, that meets the requirements set forth in the Indenture.

“Parent” and “Parent Guarantor” means Aleris Corporation, a Delaware corporation.

“Parent Guarantee” means the guarantee by the Parent Guarantor of the company’s obligations under the Indenture and the notes.

“Permitted Asset Swap” means the concurrent purchase and sale or exchange of Related Business Assets or a combination of Related Business Assets and cash or Cash Equivalents between the Company or any of its Restricted Subsidiaries and another Person that is not the Company or any of its Restricted Subsidiaries; provided that any cash or Cash Equivalents received must be applied in accordance with the covenant described under “—Repurchase at the Option of Holders—Asset Sales.”

“Permitted Divided Payments” means one or more cash dividends, or other payments that would otherwise constitute a Restricted Payment, by the Company in an aggregate amount not to exceed $320.0 million; provided that any such dividend or payment constituting a Permitted Dividend Payment may only be made after March 31, 2013.

“Permitted Holders” means Sponsors and members of management of the Company (or its direct parent) who are holders of Equity Interests of the Company (or any of its direct or indirect parent companies) on the Issue Date (the “Management Investors”) and any Co-Investors or Subsequent Co-Investors; provided, that the Sponsors, the Management Investors and the Co-Investors, collectively, have beneficial ownership of at least 50% of the total voting power of the Voting Stock of the Company or any of its direct or indirect parent companies. Any Person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the Indenture will thereafter, together with its Affiliates, constitute an additional Permitted Holder.

“Permitted Investments” means:

(a) any Investment in the Company or any Restricted Subsidiary, including, without limitation, a repurchase or retirement of the notes;

(b) any Investment in cash and Cash Equivalents or Investment Grade Securities;

(c)(i) any Investment by the Company or any Restricted Subsidiary of the Company in a Person that is engaged in a Similar Business if as a result of such Investment

(1) such Person becomes a Restricted Subsidiary of the Company or

(2) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company and

(ii) any Investment held by such Person;

(d) any Investment in securities or other assets not constituting cash, Cash Equivalents or Investment Grade Securities and received in connection with an Asset Sale made pursuant to the provisions of the covenant described under “—Repurchase at the Option of Holders—Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(e) any Investment existing on the Issue Date or made pursuant to legally binding written commitments in existence on the Issue Date, and any extension, modification or renewal of such existing Investments, to the extent not involving any additional Investment other than as the result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities, in each case, pursuant to the terms of such Investments as in effect on the Issue Date;

(f) loans and advances to, and guarantees of Indebtedness of, employees of the Company (or any of its direct or indirect parent companies) or a Restricted Subsidiary not in excess of $8.0 million outstanding at any one time, in the aggregate;

(g) any Investment acquired by the Company or any Restricted Subsidiary

(1)(x) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the Person in which such other Investment is made or which is the obligor with respect to such accounts receivable or (y) in good faith settlement of delinquent obligations of, and other disputes with, customers, trade debtors, licensors, licensees and suppliers arising in the ordinary course; or

(2) as a result of a foreclosure by the Company or any Restricted Subsidiary with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(h) Hedging Obligations permitted under clause (l) of the covenant described in “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(i) loans and advances to officers, directors and employees of the Company (or any of its direct or indirect parent companies) or a Restricted Subsidiary for business-related travel expenses (including entertainment expenses), moving expenses, tax advances, payroll advances and other similar expenses, in each case incurred in the ordinary course of business or consistent with past practice or to fund such Person’s purchase of Equity Interests of the Company or any direct or indirect parent company thereof under compensation plans approved by the Board of Directors of the Company in good faith;

(j) Investments the payment for which consists of Equity Interests of the Company, or any of its direct or indirect parent companies (exclusive of Disqualified Stock); provided that such Equity Interests will not increase the amount available for Restricted Payments under clause (c) of the first paragraph under the covenant described under “—Certain Covenants—Limitation on Restricted Payments”;

(k) guarantees of Indebtedness permitted under the covenant described in “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and performance guarantees in the ordinary course of business;

(l) any transaction to the extent it constitutes an Investment that is permitted and made in accordance with the provisions of the second paragraph of the covenant described under “—Certain Covenants—Transactions with Affiliates” (except transactions described in clauses (2), (6) and (10) of such paragraph);

(m) Investments consisting of purchases and acquisitions of inventory, supplies, material or equipment or the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(n) Investments relating to a Receivables Facility; provided that in the case of Receivables Facilities established after the Issue Date, such Investments are necessary or advisable (in the good faith determination of the Company) to effect such Receivables Facility;

(o) Investments in a China Entity;

(p) additional Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (p) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash or marketable securities), not to exceed the greater of (x) $250.0 million and (y) 12.5% of Consolidated Total Assets (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(q) Investments in joint ventures having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (q) that are at that time outstanding, not to exceed the greater of (x) $150.0 million and (y) 7.5% of Consolidated Total Assets (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(r) advances, loans, rebates and extensions of credit (including the creation of receivables) to suppliers, customers and vendors, and performance guarantees, in each case in the ordinary course of business; and

(s) the acquisition of assets or Capital Stock solely in exchange for the issuance of common equity securities of the Company.

“Permitted Liens” means, with respect to any Person:

(1) Liens to secure Indebtedness incurred under clause (a) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” (and, in each case, any related Obligations) and any refinancing, refunding, extension, renewal or replacement of such Indebtedness;

(2) pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits, prepayments or cash pledges to secure bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business;

(3) Liens imposed by law, such as landlords’, carriers’, warehousemen’s and mechanics’ Liens and other similar Liens, in each case, for sums not yet overdue for a period of more than 30 days or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review, if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(4) Liens for taxes, assessments or other governmental charges or claims not yet overdue for a period of more than 30 days or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(5) Liens to secure the performance of tenders, completion guarantees, statutory obligations, surety, environmental or appeal bonds, bids, leases, government contracts, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(6) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties, in each case, which were not incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(7) Liens existing on the Issue Date;

(8) Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided that such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further, that such Liens may not extend to any other property owned by the Company or any Restricted Subsidiary (other than the proceeds or products of such property or shares of stock or improvements thereon);

(9) Liens on property at the time the Company or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into the Company or any Restricted Subsidiary; provided that such Liens are not created or incurred in connection with, or in contemplation of, such acquisition; provided, further, that the Liens may not extend to any other property owned by the Company or any Restricted Subsidiary (other than the proceeds or products of such property or shares of stock or improvements thereon);

(10) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Company or another Restricted Subsidiary permitted to be incurred in accordance with the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(11) Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(12) leases, licenses, subleases and sublicenses of assets (including, without limitation, real property and intellectual property rights) in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of the Company or any of the Restricted Subsidiaries and do not secure any Indebtedness;

(13) Liens arising from financing statement filings under the Uniform Commercial Code or similar state laws regarding (i) operating leases entered into by the Company and its Restricted Subsidiaries in the ordinary course of business and (ii) goods consigned or entrusted to or bailed with a Person in connection with the processing, reprocessing, recycling or tolling of such goods;

(14) Liens in favor of the Company or any Subsidiary Guarantor;

(15) Liens on inventory or equipment of the Company or any Restricted Subsidiary granted in the ordinary course of business to the Company’s client at which such inventory or equipment is located;

(16) Liens on accounts receivable and related assets incurred in connection with a Receivables Facility;

(17) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancing, refunding, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (7), (8) and (9) and the following clause (18); provided that (x) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus proceeds or products of such property or improvements on such property), and (y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under the foregoing clauses (7), (8), (9) and the following clause (18) at the time the original Lien became a Permitted Lien under the Indenture, and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

(18) Liens securing Indebtedness permitted to be incurred pursuant to clauses (e), (r), (s) and (v) of the second paragraph under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that (A) Liens securing Indebtedness permitted to be incurred pursuant to clause (r) are solely on acquired property or assets of the acquired entity (and proceeds or products of such property or assets or improvements of such property or assets), as the case may be and (B) Liens securing Indebtedness permitted to be incurred pursuant to clause (s) extend only to the assets of Foreign Subsidiaries;

(19) deposits in the ordinary course of business to secure liability to insurance carriers;

(20) Liens securing judgments for the payment of money not constituting an Event of Default under clause (5) under the caption “—Events of Default and Remedies,” so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(21) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation or exportation of goods in the ordinary course of business;

(22) Liens (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection, (ii) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business and (iii) in favor of banking institutions arising as a matter of law encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

(23) Liens that are contractual rights of set-off (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts of the Company or any of its Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Company and its Restricted Subsidiaries or (iii) relating to purchase orders and other agreements entered into with customers of the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(24) Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes;

(25) Liens deemed to exist in connection with Investments in repurchase agreements permitted under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that such Liens do not extend to any assets other than those assets that are the subject of such repurchase agreement;

(26) other Liens securing obligations which obligations at the time outstanding do not exceed the greater of (x) $250.0 million and (y) 15% of Consolidated Total Assets;

(27) Liens securing Hedging Obligations;

(28) restrictions on dispositions of assets to be disposed of pursuant to merger agreements, stock or asset purchase agreements and similar agreements;

(29) customary options, put and call arrangements, rights of first refusal and similar rights relating to Investments in joint ventures, partnerships;

(30) any amounts held by a trustee in the funds and accounts under an indenture securing any revenue bonds issued for the benefit of the Company or any Restricted Subsidiary;

(31) Liens incurred to secure cash management services or to implement cash pooling arrangements in the ordinary course of business; and

(32) Liens securing the notes and the Subsidiary Guarantees.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock” means any Equity Interest with preferential rights of payment of dividends or upon liquidation, dissolution, or winding up.

“Qualified Proceeds” means assets that are used or useful in, or Capital Stock of any Person engaged in, a Similar Business; provided that the fair market value of any such assets or Capital Stock shall be determined by the Company in good faith.

“Receivables Facility” means one or more receivables financing facilities, as amended, supplemented, modified, extended, renewed, restated, refunded, replaced or refinanced from time to time, the Indebtedness of which is non-recourse (except for standard representations, warranties, covenants and indemnities made in connection with such facilities) to the Company and its Restricted Subsidiaries pursuant to which the Company or any of its Restricted Subsidiaries sells its accounts receivable to either (a) a Person that is not a Restricted Subsidiary or (b) a Receivables Subsidiary that in turn sells its accounts receivable to a Person that is not a Restricted Subsidiary.

“Receivables Fees” means distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Receivables Facility.

“Receivables Subsidiary” means any Subsidiary formed solely for the purpose of engaging, and that engages only, in one or more Receivables Facilities.

“Registration Rights Agreement” means the Registration Rights Agreement dated as of the Issue Date, among the Company, the Subsidiary Guarantors and the Initial Purchasers for the issuance of the outstanding notes.

“Related Business Assets” means assets (other than cash or Cash Equivalents) used or useful in a Similar Business; provided that any assets received by the Company or a Restricted Subsidiary in exchange for assets transferred by the Company or a Restricted Subsidiary shall not be deemed to be Related Business Assets if they consist of securities of a Person, unless upon receipt of the securities of such Person, such Person would become a Restricted Subsidiary.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means, at any time, any direct or indirect Subsidiary of the Company (including any Foreign Subsidiary) that is not then an Unrestricted Subsidiary; provided that upon the occurrence of an Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of “Restricted Subsidiary.”

“S&P” means Standard and Poor’s, a division of the McGraw-Hill Companies, Inc., and any successor to its rating agency business.

“Sale and Lease-Back Transaction” means any arrangement with any Person providing for the leasing by the Company or any Restricted Subsidiary of any real or tangible personal property, which property has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person in contemplation of such leasing.

“SEC” means the Securities and Exchange Commission.

“Secured Indebtedness” means any Indebtedness secured by a Lien.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Senior Indebtedness” means with respect to any Person:

(1) all Indebtedness of such Person, whether outstanding on the Issue Date or thereafter incurred; and

(2) all other Obligations of such Person (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such Person whether or not post-filing interest is allowed in such proceeding) in respect of Indebtedness described in clause (1) above unless, in the case of clauses (1) and (2), the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness or other Obligations are subordinate in right of payment to the notes or the Subsidiary Guarantee of such Person, as the case may be; provided that Senior Indebtedness shall not include:

(1) any obligation of such Person to the Company or any Subsidiary or to any joint venture in which the Company or any Restricted Subsidiary has an interest;

(2) any liability for Federal, state, local or other taxes owed or owing by such Person;

(3) any accounts payable or other liability to trade creditors in the ordinary course of business (including guarantees thereof as instruments evidencing such liabilities);

(4) any Indebtedness or other Obligation of such Person that is subordinate or junior in right of payment with respect to any other Indebtedness or other Obligation of such Person; or

(5) that portion of any Indebtedness that at the time of incurrence is incurred in violation of the Indenture.

“Series A Exchangeable Preferred Stock” means the 8% Series A Exchangeable Preferred Stock, par value $0.01 per share, of the Company, with a liquidation preference of $1,000 per share.

“7 5/8% Senior Notes” means the $500.0 million aggregate principal amount of 7 5/8% Senior Notes due February 15, 2018 issued by the Company.

“Significant Subsidiary” means any Restricted Subsidiary of the Company that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the date hereof.

“Similar Business” means any business or other activities conducted, or proposed to be conducted (as described in this prospectus), by the Company and its Subsidiaries on the Issue Date or any business or other activities conducted by any entity that is similar, reasonably related, complementary, incidental or ancillary thereto or a reasonable extension, development or expansion thereof.

“6% Senior Subordinated Debt Documents” means the documents governing the 6% Senior Subordinated Exchangeable Notes.

“6% Senior Subordinated Exchangeable Notes” means the $45.0 million aggregate principal amount of 6% senior subordinated notes due June 1, 2020 issued by the Company under the 6% Senior Subordinated Debt Documents.

“Sponsors” means Oaktree Capital Management L.P., Apollo ALS Holdings II, L.P., Sankaty Advisors, LLC, Caspian Capital Partners LP and their respective Affiliates, but not including any portfolio companies thereof.

“Subordinated Indebtedness” means

(a) with respect to the Company, any Indebtedness of the Company that is by its terms subordinated in right of payment to the notes, and

(b) with respect to any Subsidiary Guarantor, any Indebtedness of such Subsidiary Guarantor that is by its terms subordinated in right of payment to the Subsidiary Guarantee of such Subsidiary Guarantor.

“Subsequent Co-Investors” means any Person (other than the Sponsor and the Co-Investors) and its Affiliates who, in connection with the acquisition of Equity Interests of the Company (or any of its direct or indirect parent companies) after the Issue Date, is part of a group (within the meaning of Section 1 3(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision) in which any of the Sponsor, the Co-Investors or Management Investors is a member.

“Subsidiary” means, with respect to any Person,

(1) any corporation, association, or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof and

(2) any partnership, joint venture, limited liability company or similar entity of which

(x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise, and

(y) such Person or any Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Subsidiary Guarantee” means the guarantee by any Subsidiary Guarantor of the Company’s Obligations under the Indenture and the notes.

“Subsidiary Guarantor” means each Restricted Subsidiary of the Company that executes the Indenture as a guarantor on the Issue Date and each other Restricted Subsidiary of the Company that thereafter guarantees the notes pursuant to the terms of the Indenture.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H. 15 (519) that has become publicly available at least two Business Days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to November 1, 2015; provided, however that if the period from the redemption date to November 1, 2015, is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Trustee” means U.S. Bank National Association, until a successor replaces it and, thereafter, means the successor.

“Unrestricted Subsidiary” means

(a) any of Aleris Asia Pacific Limited, Aleris Aluminum (Tianjin) Co., Ltd. and Aleris (Shanghai) Trading Co., Ltd. and any of their direct and indirect Subsidiaries; and

(b)(1) any Subsidiary of the Company that at the time of determination is an Unrestricted Subsidiary (as designated by the Company, as provided below) and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Company may designate any Subsidiary of the Company (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on, any property of, the Company or any Subsidiary of the Company (other than any Subsidiary of the Subsidiary to be so designated); provided that

(a) any Unrestricted Subsidiary must be an entity of which shares of the Capital Stock or other Equity Interests (including partnership interests) entitled to cast at least a majority of the votes that may be cast by all shares of Capital Stock or Equity Interests having ordinary voting power for the election of directors or other governing body are owned, directly or indirectly, by the Company,

(b) such designation complies with the covenant described under “—Certain Covenants—Limitation on Restricted Payments” and

(c) each of

(1) the Subsidiary to be so designated and

(2) its Subsidiaries

has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any Restricted Subsidiary.

The Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that, immediately after giving effect to such designation no Default shall have occurred and be continuing and either:

(1) the Company could incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described in the first paragraph under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” or

(2) the Fixed Charge Coverage Ratio for the Company and its Restricted Subsidiaries would be greater than such ratio for the Company and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation.

Any such designation by the Company shall be notified by the Company to the Trustee by promptly filing with the Trustee a copy of any applicable Board Resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, at any date, the quotient obtained by dividing

(1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock multiplied by the amount of such payment, by

(2) the sum of all such payments.

“Wholly Owned Subsidiary” of any Person means a Subsidiary of such Person, 100% of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person.

“Zhenjiang Agreement” means the agreement between Aleris Asia Pacific Limited and Zhenjiang Dingsheng Aluminum Industries Joint Stock Co., Ltd., dated as of October 19, 2010, to own and operate Aleris Zhenjiang.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of certain U.S. federal income tax consequences of the exchange of the outstanding notes for the exchange notes. This summary is limited to beneficial owners of the outstanding notes that hold the outstanding notes, and will hold the exchange notes, as capital assets.

The U.S. federal income tax considerations set forth below are based upon the Internal Revenue Code of 1986, as amended, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change or differing interpretations (possibly with retroactive effect). We have not and will not seek any rulings from the Internal Revenue Service (the “IRS”) regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the exchange of the outstanding notes for the exchange notes that are different from those discussed below or that a court will not agree with any such positions.

This summary does not discuss all of the aspects of U.S. federal income taxation that may be relevant to a beneficial owner of the outstanding notes in light of such beneficial owner’s particular investment or other circumstances. This summary also does not discuss considerations or consequences relevant to persons subject to special provisions of U.S. federal income tax law (such as entities that are tax-exempt for U.S. federal income tax purposes and retirement plans, individual retirement accounts and tax-deferred accounts, pass-through entities (including partnerships and entities and arrangements classified as partnerships for U.S. federal income tax purposes) and beneficial owners of pass-through entities, U.S. expatriates, persons that are subject to the alternative minimum tax, financial institutions, insurance companies, and dealers or traders in securities or currencies, beneficial owners of outstanding notes having a “functional currency” other than the U.S. dollar, controlled foreign corporations and passive foreign investment companies, and shareholders of such corporations, regulated investment companies and their shareholders, real estate investment trusts and their shareholders, persons that hold the outstanding notes or will hold the exchange notes as part of a constructive sale, wash sale, conversion transaction or other integrated transaction or a straddle, hedge or synthetic security).

The exchange of the outstanding notes for the exchange notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes. Accordingly, for such purposes you will not recognize any taxable gain or loss as a result of the exchange and will have the same tax basis and holding period in the exchange notes as you had in the outstanding notes immediately before the exchange. Before you exchange the outstanding notes for the exchange notes in the exchange offer, you should consult your own tax advisors concerning the particular U.S. federal, state and local and non-U.S. tax consequences of exchanging your outstanding notes for the exchange notes.

BOOK ENTRY, DELIVERY AND FORM

Except as set forth below, all the exchange notes will be issued in fully registered global form. Global notes will be deposited upon issuance with the trustee as custodian for The Depository Trust Company (“DTC”) in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below. Except as set forth below, global notes may be transferred only to another nominee of DTC or to a successor of DTC or its nominee, in whole and not in part. Except in the limited circumstances described below, beneficial interests in global notes may not be exchanged for notes in certificated form and owners of beneficial interests in global notes will not be entitled to receive physical delivery of notes in certificated form. See “—Exchange of Global Notes for Certificated Notes.”

Transfers of beneficial interests in global notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including Euroclear and Clearstream), which may change from time to time.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

DTC has advised us that DTC is a limited-purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participating organizations (collectively, the “participants”) and to facilitate the clearance and settlement of transactions in those securities between participants through electronic book-entry changes in accounts of its participants. The participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (collectively, the “indirect participants”). Persons who are not participants may beneficially own securities held by or on behalf of DTC only through the participants or the indirect participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the participants and indirect participants.

DTC has also advised us that, pursuant to procedures established by it:

(1) upon deposit of the global notes, DTC will credit the accounts of participants designated by the initial purchasers with portions of the principal amount of the global notes; and

(2) ownership of these interests in global notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the participants) or by the participants and the indirect participants (with respect to other owners of beneficial interests in global notes).

Investors global notes who are participants in DTC’s system may hold their interests therein directly through DTC. Investors in global notes who are not participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) that are participants in DTC. All interests in a global note may be subject to the procedures and requirements of DTC. Interests in a global note held through Euroclear or Clearstream may be subject to the procedures and requirements of those systems (as well as to the procedures and requirements of DTC). The laws of some states require that certain persons take physical delivery in definitive form of securities that they own and the ability to transfer beneficial interests in a global note to

Persons that are subject to those requirements will be limited to that extent. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants, the ability of a person having beneficial interests in a global note to pledge those interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of those interests, may be affected by the lack of a physical certificate evidencing those interests.

Except as described below, owners of an interest in global notes will not have notes registered in their names, will not receive physical delivery of definitive notes in registered certificated form (“certificated notes”) and will not be considered the registered owners or “holders” thereof under the indenture for any purpose.

Payments in respect of the principal of and premium, interest and additional interest, if any, on a global note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, the Issuer and the trustee will treat the Persons in whose names notes, including global notes, are registered as the owners of such notes for the purpose of receiving payments and for all other purposes. Consequently, none of the Issuer, the trustee or any agent of the Issuer or the trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any participant’s or indirect participant’s records relating to or payments made on account of beneficial ownership interests in global notes or for maintaining, supervising or reviewing any of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in global notes; or

(2) any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on that payment date. Each relevant participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the participants and the indirect participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the participants or the indirect participants and will not be the responsibility of DTC, the trustee or the Issuer. Neither the Issuer nor the trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of any notes, and the Issuer and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Cross-market transfers between the participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global note from DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account DTC has credited the interests in the global notes and only in respect of the portion of the aggregate principal amount of the notes as to which that participant or those participants has or have given the relevant direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the global notes for legended notes in certificated form, and to distribute those notes to its participants. Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures in order to facilitate transfers of interests in global notes among participants, they are under no obligation to perform those procedures, and may discontinue or change those procedures at any time.

Neither the Issuer nor the trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear, Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A global note is exchangeable for a certificated note if:

•

DTC (a) notifies us that it is unwilling or unable to continue as depositary for the applicable global notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in each case, a successor depositary is not appointed by us within 90 days;

•	there has occurred and is continuing a Default with respect to the notes; or

•	if requested by a holder of beneficial interest in a global note.

In all cases, certificated notes delivered in exchange for any global note or beneficial interests in a global note will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend referred to in “Notice to investors” in the final offering memorandum relating to the outstanding notes dated October 18, 2012, unless that legend is not required by applicable law.

PLAN OF DISTRIBUTION

Based on interpretations by the staff of the SEC set forth in no-action letters issued to third parties, we believe that the exchange notes issued pursuant to the exchange offer in exchange for the outstanding notes may be offered for resale, resold or otherwise transferred by holders thereof, other than any holder which is (A) an “affiliate” of our company within the meaning of Rule 405 under the Securities Act, (B) a broker-dealer who acquired notes directly from our company or (C) broker-dealers who acquired notes as a result of market-making or other trading activities, without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such exchange notes are acquired in the ordinary course of such holders’ business, and such holders are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of such exchange notes. However, broker-dealers receiving the exchange notes in the exchange offer will be subject to a prospectus delivery requirement with respect to resales of such exchange notes. To date, the staff of the SEC has taken the position that these broker-dealers may fulfill their prospectus delivery requirements with respect to transactions involving an exchange of securities such as the exchange pursuant to the exchange offer, other than a resale of an unsold allotment from the sale of the outstanding notes to the initial purchasers thereof, with the prospectus contained in the exchange offer registration statement. Pursuant to the registration rights agreement, we have agreed to permit these broker-dealers to use this prospectus in connection with the resale of such exchange notes. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus, and any amendment or supplement to this prospectus, available to, and promptly send additional copies of this prospectus, and any amendment or supplement to this prospectus, to, any broker-dealer that requests such documents in the letter of transmittal for use in connection with any such resale.

Each holder of the outstanding notes who wishes to exchange its outstanding notes for exchange notes in the exchange offer will be required to make certain representations to us as set forth in “The Exchange Offer.”

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act, and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay the expenses incident to the exchange offer (including the expenses of one counsel for the holders of the notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the exchange notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act, as set forth in the registration rights agreement.

LEGAL MATTERS

The validity of the exchange notes offered hereby and the guarantees thereof will be passed on for us by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York. Certain matters with respect to Ohio law will be passed upon for us by Baker & Hostetler LLP.

EXPERTS

The consolidated financial statements of Aleris Corporation as of December 31, 2011 and 2010 (Successor) and for the year ended December 31, 2011 (Successor), seven-month period ended December 31, 2010 (Successor), five-month period ended May 31, 2010 (Predecessor) and year ended December 31, 2009 (Predecessor), appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We and the guarantors have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the exchange notes. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the exchange notes, reference is made to the registration statement. If we have made references in this prospectus to any contracts, agreements or other documents and also filed any of those contracts, agreements or other documents as exhibits to the registration statement, you should read the relevant exhibit for a more complete understanding of the document or the matter involved.

Under the indenture for the notes, we have agreed to furnish to holders of the notes (1) all quarterly and annual reports that would be required to be filed the SEC on Forms 10-Q and 10-K if we were required to file such reports and (2) all current reports that would be required to be filed with the SEC on Form 8-K if we were required to file such reports. After consummation of the exchange offer, the indenture for the notes provides that, if we are no longer subject to the periodic reporting requirements of the Exchange Act for any reason, we will nonetheless continue to file the reports specified in the immediately preceding sentence unless the SEC will not accept such a filing. See “Description of Exchange Notes—Reports and Other Information.” Aleris Corporation is our direct parent and a guarantor of the notes. Accordingly, the informational requirements of the Exchange Act and the indenture for the notes permit Aleris Corporation to file reports and other information in lieu of us. In accordance therewith, Aleris Corporation, and not Aleris International, Inc., will file reports and other information with the SEC (unless the SEC will not accept such a filing).

You may read and copy any document that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain further information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings also are available to the public over the Internet at the SEC’s website at http://www.sec.gov.

Aleris International, Inc., a Delaware corporation, is a wholly-owned subsidiary of Aleris Corporation, a Delaware corporation. Our principal executive offices are located at 25825 Science Park Drive, Suite 400, Cleveland, Ohio 44122 and our telephone number at that address is (216) 910-3400. You may find additional information about us and our subsidiaries on our website at www.aleris.com. The information contained on, or that can be accessed through, our website is not incorporated by reference in, and is not a part of, this prospectus.

Aleris Corporation

Index to Consolidated Financial Statements

Index	Page Number
Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheet as of December 31, 2011 (Successor) and December 31, 2010 (Successor)	F-3

Consolidated Statements of Operations for the year ended December  31, 2011 (Successor), the seven months ended December 31, 2010 (Successor), the five months ended May 31, 2010 (Predecessor), and the year ended December 31, 2009 (Predecessor)

F-4

Consolidated Statements of Comprehensive Income (Loss) for the year ended December  31, 2011 (Successor), the seven months ended December 31, 2010 (Successor), the five months ended May 31, 2010 (Predecessor), and the year ended December 31, 2009 (Predecessor)

F-5

Consolidated Statements of Cash Flows for the year ended December  31, 2011 (Successor), the seven months ended December 31, 2010 (Successor), the five months ended May 31, 2010 (Predecessor), and the year ended December 31, 2009 (Predecessor)

F-6

Consolidated Statements of Changes in Stockholders’ Equity (Deficit) and Redeemable Noncontrolling Interest for the year ended December 31, 2011 (Successor), the seven months ended December 31, 2010 (Successor), the five months ended May 31, 2010 (Predecessor), and the year ended December 31, 2009 (Predecessor)

F-7

Notes to Consolidated Financial Statements	F-8

Unaudited Consolidated Financial Statements:
Consolidated Balance Sheet (Unaudited) at September 30, 2012 (Successor) and December 31, 2011 (Successor)	F-86
Consolidated Statements of Comprehensive Income (Unaudited) for the three and nine months ended September 30, 2012 and 2011 (Successor)	F-87
Consolidated Statements of Cash Flows (Unaudited) for the nine months ended September 30, 2012 and 2011 (Successor)	F-88
Notes to Consolidated Financial Statements (Unaudited)	F-89

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Aleris Corporation

We have audited the accompanying consolidated balance sheet of Aleris Corporation (the Company) as of December 31, 2011 and 2010 (Successor), and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity (deficit) and redeemable noncontrolling interest, and cash flows for the year ended December 31, 2011 (Successor), seven-month period ended December 31, 2010 (Successor), five-month period ended May 31, 2010 (Predecessor) and year ended December 31, 2009 (Predecessor). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aleris Corporation at December 31, 2011 and 2010 (Successor), and the consolidated results of its operations and its cash flows for the year ended December 31, 2011 (Successor), seven-month period ended December 31, 2010 (Successor), five-month period ended May 31, 2010 (Predecessor) and year ended December 31, 2009 (Predecessor), in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 3 and 4 to the consolidated financial statements, on May 13, 2010, the Bankruptcy Court entered an order confirming the plan of reorganization, which became effective on June 1, 2010. Accordingly, the accompanying consolidated financial statements have been prepared in conformity with Accounting Standards Codification 852-10, Reorganizations, for the Successor Company as a new entity with assets, liabilities and a capital structure having carrying amounts not comparable with prior periods.

/s/ Ernst & Young LLP

Cleveland, Ohio

February 29, 2012, except for Note 22
and Note 23, as to which the date
is December 12, 2012

ALERIS CORPORATION

CONSOLIDATED BALANCE SHEET

(in millions, except share and per share data)

	(Successor)
	December 31, 2011	December 31, 2010
ASSETS

Current Assets
Cash and cash equivalents	$231.4	$113.5
Accounts receivable (net of allowances of $8.7 at December 31, 2011 and 2010)	401.1	393.4
Inventories	585.7	613.6
Deferred income taxes	6.0	1.6
Current derivative financial instruments	0.8	17.4
Prepaid expenses and other current assets	22.2	23.8

Total Current Assets	1,247.2	1,163.3
Property, plant and equipment, net	670.5	510.0
Intangible assets, net	47.7	49.7
Long-term derivative financial instruments	0.2	9.3
Deferred income taxes	33.9	13.9
Other long-term assets	38.1	33.5

Total Assets	$2,037.6	$1,779.7

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Accounts payable	$287.4	$283.6
Accrued liabilities	233.1	165.2
Deferred income taxes	6.2	13.8
Current portion of long-term debt	6.9	5.3

Total Current Liabilities	533.6	467.9
Long-term debt	595.1	45.1
Deferred income taxes	5.1	8.7
Accrued pension benefits	206.2	184.5
Accrued postretirement benefits	52.9	48.5
Other long-term liabilities	78.6	82.0

Total Long-Term Liabilities	937.9	368.8
Redeemable noncontrolling interest	5.4	5.2

Stockholders’ Equity
Common stock; par value $.01; 45,000,000 shares authorized and 31,031,871 and 30,969,440 shares issued at December 31, 2011 and 2010	0.3	0.3
Preferred stock; par value $.01; 1,000,000 shares authorized; none issued	—	—
Additional paid-in capital	563.4	839.6
Retained earnings	19.7	71.2
Accumulated other comprehensive (loss) income	(29.0)	26.7

Total Aleris Corporation Equity	554.4	937.8
Noncontrolling interest	6.3	—

Total Equity	560.7	937.8

Total Liabilities and Equity	$2,037.6	$1,779.7

The accompanying notes are an integral part of these audited financial statements.

ALERIS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions, except per share data)

	(Successor)		(Predecessor)
	For the year ended December 31, 2011	For the seven months ended December 31, 2010	For the five months ended May 31, 2010	For the year ended December 31, 2009
Revenues	$4,826.4	$2,474.1	$1,643.0	$2,996.8
Cost of sales	4,354.3	2,251.8	1,455.8	2,820.4

Gross profit	472.1	222.3	187.2	176.4
Selling, general and administrative expenses	274.3	140.0	84.2	243.6
Restructuring and impairment charges (gains)	4.4	12.1	(0.4)	862.9
(Gains) losses on derivative financial instruments	—	(6.2)	28.6	(17.0)
Other operating (income) expense, net	(2.4)	(2.1)	0.4	(2.1)

Operating income (loss)	195.8	78.5	74.4	(911.0)
Interest expense, net	46.3	7.0	73.6	225.4
Reorganization items, net	(1.3)	7.4	(2,227.3)	123.1
Other (income) expense, net	(6.2)	(7.6)	32.7	(10.3)

Income (loss) before income taxes	157.0	71.7	2,195.4	(1,249.2)
(Benefit from) provision for income taxes	(4.2)	0.3	(8.7)	(61.8)

Net income (loss)	161.2	71.4	2,204.1	(1,187.4)

Net loss attributable to noncontrolling interest	(0.4)	—	—	—

Net income (loss) attributable to Aleris Corporation	$161.6	$71.4	$2,204.1	$(1,187.4)

Net income available to common stockholders	$161.2	$70.5
Basic earnings per share	$5.20	$2.28
Diluted earnings per share	$4.91	$2.21
Dividends declared per common share	$16.00	$—

The accompanying notes are an integral part of these audited financial statements.

ALERIS CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in millions)

	(Successor)			(Predecessor)
	For the year ended December 31, 2011		For the seven months ended December 31, 2010	For the five months ended May 31, 2010	For the year ended December 31, 2009
	Aleris Corporation	Noncontrolling interest	Aleris Corporation	Aleris Corporation	Aleris Corporation
Net income (loss)	$161.6	$(0.4)	$71.4	$2,204.1	$(1,187.4)
Other comprehensive (loss) income, before tax:
Currency translation adjustments	(19.2)	0.2	21.0	44.2	5.0
Pension and other postretirement liability adjustments	(39.9)	—	8.3	(1.8)	(1.1)
Liquidation of Canada LP	—	—	—	—	23.7

Other comprehensive (loss) income, before tax	(59.1)	0.2	29.3	42.4	27.6
Income tax (benefit) expense related to items of other comprehensive (loss) income	(3.4)	—	2.6	—	3.1

Other comprehensive (loss) income, net of tax	(55.7)	0.2	26.7	42.4	24.5

Comprehensive income (loss)	$105.9	$(0.2)	$98.1	$2,246.5	$(1,162.9)

The accompanying notes are an integral part of these audited financial statements.

ALERIS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

	(Successor)		(Predecessor)
	For the year ended December 31, 2011	For the seven months ended December 31, 2010	For the five months ended May 31, 2010	For the year ended December 31, 2009
Operating activities
Net income (loss)	$161.2	$71.4	$2,204.1	$(1,187.4)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Depreciation and amortization	70.3	38.4	20.2	168.4
Benefit from deferred income taxes	(33.6)	(4.8)	(11.4)	(54.2)

Reorganization items:
(Gains) charges	(1.3)	7.4	(2,227.3)	123.1
Payments, net of cash received	(3.6)	(33.7)	(31.2)	(25.2)

Restructuring and impairment charges (gains):
Charges (gains)	4.4	12.1	(0.4)	862.9
Payments	(3.8)	(3.3)	(5.5)	(45.6)
Stock-based compensation expense	10.1	4.9	1.3	2.1
Unrealized losses (gains) on derivative financial instruments	37.8	(19.8)	39.2	(11.2)
Currency exchange losses (gains) on debt	5.4	—	25.5	(14.9)
Amortization of debt issuance costs	6.3	2.5	27.8	109.1
Other non-cash (gains) charges, net	(8.9)	(15.4)	18.3	1.7
Changes in operating assets and liabilities:
Change in accounts receivable	(13.0)	81.3	(181.5)	119.5
Change in inventories	15.7	(46.6)	(138.7)	159.3
Change in other assets	(8.5)	37.0	(15.2)	(41.7)
Change in accounts payable	(18.4)	24.8	67.4	(103.6)
Change in accrued liabilities	46.8	(37.1)	33.4	(5.6)

Net cash provided (used) by operating activities	266.9	119.1	(174.0)	56.7

Investing activities
Proceeds from the sale of businesses	—	19.9	—	—
Payments for property, plant and equipment	(204.6)	(46.5)	(16.0)	(68.6)
Proceeds from the sale of property, plant and equipment	7.7	0.4	0.3	8.1
Other	(0.4)	—	—	0.7

Net cash used by investing activities	(197.3)	(26.2)	(15.7)	(59.8)

Financing activities
Proceeds from ABL Facility	—	70.8	80.0	—
Payments on ABL Facility	—	(152.6)	—	—
Proceeds from issuance of Senior Notes, net of discount of $10.0	490.0	—	—	—
Proceeds from China Loan Facility	56.7	—	—	—
Net proceeds from (payments on) other long-term debt	1.1	(1.0)	(1.3)	(8.8)
Proceeds from issuance of common stock, net of issuance costs of $22.5	—	1.2	541.1	—
Proceeds from issuance of Preferred Stock	—	—	5.0	—
Proceeds from Exchangeable Notes, net of issuance costs of $1.2	—	—	43.8	—
Proceeds from DIP ABL Facility	—	—	895.3	1,263.2
Payments on DIP ABL Facility	—	—	(1,112.5)	(1,306.0)
Proceeds from DIP Term Facility	—	—	34.8	201.6
Payments on DIP Term Facility	—	—	(244.7)	—
Debt issuance costs	(4.4)	(1.1)	(54.2)	(89.5)
Contributions from noncontrolling interests	7.6	—	—	—
Dividends paid	(500.0)	—	—	—
Other	2.7	(0.9)	0.2	0.3

Net cash provided (used) by financing activities	53.7	(83.6)	187.5	60.8
Effect of exchange rate differences on cash and cash equivalents	(5.4)	5.3	(7.8)	2.7

Net increase (decrease) in cash and cash equivalents	117.9	14.6	(10.0)	60.4
Cash and cash equivalents at beginning of period	113.5	98.9	108.9	48.5

Cash and cash equivalents at end of period	$231.4	$113.5	$98.9	$108.9

The accompanying notes are an integral part of these audited financial statements.

ALERIS CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT) AND

REDEEMABLE NONCONTROLLING INTEREST

(in millions)

	Common Stock	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total Aleris Corporation equity (deficit)	Noncontrolling interest	Total equity (deficit)	Redeemable noncontrolling interest
Balance at January 1, 2009 (Predecessor)	$—	$855.8	$(1,876.0)	$0.5	$(1,019.7)	$—	$(1,019.7)	$—
Net loss	—	—	(1,187.4)	—	(1,187.4)	—	(1,187.4)	—
Other comprehensive income	—	—	—	24.5	24.5	—	24.5	—
Stock-based compensation expense	—	2.1	—	—	2.1	—	2.1	—
Other	—	—	0.1	—	0.1	—	0.1	—

Balance at December 31, 2009 (Predecessor)	$—	$857.9	$(3,063.3)	$25.0	$(2,180.4)	$—	$(2,180.4)	$—
Net income	—	—	2,204.1	—	2,204.1	—	2,204.1	—
Other comprehensive income	—	—	—	42.4	42.4	—	42.4	—
Stock-based compensation expense	—	1.3	—	—	1.3	—	1.3	—
Reorganization and fresh-start accounting	—	(859.2)	859.2	(67.4)	(67.4)	—	(67.4)	—

Balance at June 1, 2010 (Predecessor)	$—	$—	$—	$—	$—	$—	$—	$—

Issuance of Common Stock in connection with emergence from Chapter 11	0.3	833.3	—	—	833.6	—	833.6	—
Issuance of redeemable preferred stock in connection with emergence from Chapter 11	—	—	—	—	—	—	—	5.0

Balance at June 1, 2010 (Successor)	$0.3	$833.3	$—	$—	$833.6	$—	$833.6	$5.0
Net income	—	—	71.4	—	71.4	—	71.4	—
Other comprehensive income	—	—	—	26.7	26.7	—	26.7	—
Stock-based compensation expense	—	4.9	—	—	4.9	—	4.9	—
Issuance of Common Stock	—	1.2	—	—	1.2	—	1.2	—
Other	—	0.2	(0.2)	—	—	—	—	0.2

Balance at December 31, 2010 (Successor)	$0.3	$839.6	$71.2	$26.7	$937.8	$—	$937.8	$5.2
Net income (loss)	—	—	161.6	—	161.6	(0.4)	161.2	—
Other comprehensive (loss) income	—	—	—	(55.7)	(55.7)	0.2	(55.5)	—
Contributions from noncontrolling interests	—	—	—	—	—	7.6	7.6	—
Distributions to noncontrolling interests	—	—	—	—	—	(1.2)	(1.2)	—
Stock-based compensation expense	—	10.1	—	—	10.1	—	10.1	—
Dividends paid	—	(287.2)	(212.8)	—	(500.0)	—	(500.0)	(0.2)
Excess tax benefit from stock-based compensation arrangements	—	1.6	—	—	1.6	—	1.6	—
Other	—	(0.7)	(0.3)	—	(1.0)	0.1	(0.9)	0.4

Balance at December 31, 2011 (Successor)	$0.3	$563.4	$19.7	$(29.0)	$554.4	$6.3	$560.7	$5.4

The accompanying notes are an integral part of these audited financial statements.

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

1. BASIS OF PRESENTATION

Nature of Operations

Aleris Corporation and all of its subsidiaries (collectively, except where the context otherwise requires, referred to as “Aleris,” “we,” “our,” “us,” and the “Company” or similar terms) is a Delaware corporation with its principle executive offices located in Cleveland, Ohio. The principal business of the Company involves the production of aluminum rolled and extruded products as well as the recycling of aluminum and specification alloy manufacturing. We produce aluminum sheet and fabricated products using direct-chill and continuous cast processes. Our aluminum sheet products are sold to customers and distributors serving the aerospace, automotive and other transportation industries, building and construction, containers and packaging and metal distribution industries. Our extruded products are targeted at high demand end-uses in the automotive, building and construction, electrical, mechanical engineering and other transportation (rail and shipbuilding) industries. In addition, we perform value-added fabrication to most of our extruded products. Our aluminum recycling operations consist primarily of purchasing scrap aluminum on the open market, recycling and selling it in molten or ingot form. In addition, these operations recycle customer-owned aluminum scrap for a fee (tolling). Our recycling customers are some of the world’s largest aluminum, steel and automotive companies.

Basis of Presentation

The accompanying Consolidated Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The accompanying Consolidated Financial Statements include the accounts of Aleris and all of its subsidiaries.

The Company (formerly known as Aleris Holding Company) was formed on December 18, 2009 in the State of Delaware in order to acquire the assets and operations of the entity formerly known as Aleris International, Inc. (the “Predecessor”) through the Predecessor’s plan of reorganization. On June 1, 2010 (the “Effective Date”), the Predecessor and most of its wholly owned U.S. subsidiaries and Aleris Deutschland Holding GmbH, a wholly owned German subsidiary, (collectively, “the Debtors”) emerged from bankruptcy proceedings under Chapter 11 of the United States Bankruptcy Code. Pursuant to the First Amended Joint Plan of Reorganization as modified (the “Plan”), the Predecessor transferred all of its assets to subsidiaries of Intermediate Co., a newly formed entity that is wholly owned by the Company and which was subsequently renamed Aleris International, Inc. In exchange for the acquired assets, Aleris International, Inc. contributed shares of our common stock and the Exchangeable Notes (defined in Note 3, “Reorganization Under Chapter 11”) to the Predecessor. These instruments were then distributed or sold pursuant to the Plan. See the “Post-Emergence Capital Structure and Rights Offering” section within Note 3, “Reorganization Under Chapter 11.” The Predecessor then changed its name to “Old AII, Inc.” and was dissolved.

For purposes of these Consolidated Financial Statements, the Company has been considered the “Successor” to the Predecessor by virtue of the fact that the Company’s only operations and all of its assets are those of Aleris International, Inc., the direct acquirer of the Predecessor. As a result, the Company’s financial results are presented alongside those of the Predecessor herein. In accordance with the provisions of Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 852, “Reorganizations,” we applied fresh-start accounting upon emergence from the Debtors’ Chapter 11 bankruptcy cases and became a new entity for financial reporting purposes as of June 1, 2010. As a result, the Consolidated Financial Statements of the Successor subsequent to emergence from Chapter 11 are not comparable to the Consolidated Financial Statements of the Predecessor for the reporting entity prior to emergence from Chapter 11.

In addition, ASC 852 requires that financial statements, for periods including and subsequent to a Chapter 11 bankruptcy filing, distinguish between transactions and events that are directly associated with the

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

reorganization proceedings and the ongoing operations of the business, as well as additional disclosures. The “Company,” “Aleris Corporation,” “we,” “our” or similar terms when used in reference to the period subsequent to the emergence from Chapter 11 bankruptcy proceedings, refers to the Successor, and when used in reference to periods prior to the emergence from Chapter 11, refers to the Predecessor.

The consolidated financial statements for the year ended December 31, 2009 and the five months ended May 31, 2010 have been presented to reflect the financial results of the Old AII, Inc. The results of the bankruptcy proceedings and reorganization have been presented as results of the Predecessor. The financial statements for the seven months ended December 31, 2010 and the year ended December 31, 2011 have been presented to reflect the financial results of Aleris Corporation subsequent to the bankruptcy proceedings and reorganization, and have been presented as results of the Successor.

Management evaluated all activity of the Company through February 29, 2012 (the date the Consolidated Financial Statements were available to be issued) and through December 12, 2012 (the date the Consolidated Financial Statements were available to be reissued), and concluded that, except as discussed in Note 23, “Subsequent Events,” no subsequent events have occurred that would require recognition in the Consolidated Financial Statements or disclosure in the Notes to the Consolidated Financial Statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Accounting Estimates

The Consolidated Financial Statements are prepared in conformity with accounting principles generally accepted in the United States of America and require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Our most significant estimates relate to the valuation of derivatives, property, plant and equipment, intangible assets, the assumptions used to estimate the fair value of share-based payments, pension and postretirement benefit obligations, workers’ compensation, medical and environmental liabilities, deferred tax asset valuation allowances, reserves for uncertain tax positions and allowances for uncollectible accounts receivable.

Principles of Consolidation

The accompanying Consolidated Financial Statements include the accounts of the Company and our majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated upon consolidation. On October 19, 2010, Aleris International, Inc. signed a joint venture agreement with Zhenjiang Dingsheng Aluminum Industries Joint-Stock Co., Ltd. and subsequently broke ground for the construction of an aluminum rolling mill in Zhenjiang City, Jiangsu Province in China that will produce semi-finished rolled aluminum products. Aleris International, Inc. is an 81% owner in the venture (“Aleris Zhenjiang”) and, as a result, we have included the operating results and financial condition of this entity in the Consolidated Financial Statements.

Business Combinations

All business combinations are accounted for using the acquisition method as prescribed by ASC 805, “Business Combinations.” The purchase price paid is allocated to the assets acquired and liabilities assumed based on their estimated fair values. Any excess purchase price over the fair value of the net assets acquired is recorded as goodwill.

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

Revenue Recognition and Shipping and Handling Costs

Revenues are recognized when title transfers and risk of loss passes to the customer in accordance with the provisions of the Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition.” In the case of rolled aluminum product, title and risk of loss do not typically pass until the product reaches the customer, although on certain overseas shipments, title and risk of loss pass upon loading at the port of departure or unloading at the port of entry. For material that is tolled, revenue is recognized upon the performance of the tolling services for customers. For material that is consigned, revenue is not recognized until the product is used by the customer. Shipping and handling costs are included within “Cost of sales” in the Consolidated Statements of Operations.

Cash Equivalents

All highly liquid investments with a maturity of three months or less when purchased are considered cash equivalents. The carrying amount of cash equivalents approximates fair value because of the short maturity of those instruments.

Accounts Receivable Allowances and Credit Risk

We extend credit to our customers based on an evaluation of their financial condition; generally, collateral is not required. Substantially all of the accounts receivable associated with our European operations are insured against loss by third party credit insurers. We maintain an allowance against our accounts receivable for the estimated probable losses on uncollectible accounts and sales returns and allowances. The valuation reserve is based upon our historical loss experience, current economic conditions within the industries we serve as well as our determination of the specific risk related to certain customers. Accounts receivable are charged off against the reserve when, in management’s estimation, further collection efforts would not result in a reasonable likelihood of receipt, or, if later, as proscribed by statutory regulations. As a result of the application of fresh-start accounting, on the Effective Date all of our accounts receivable were adjusted from their historical amounts to fair value and all related allowances were eliminated. The movement of the accounts receivable allowances is as follows:

	(Successor)		(Predecessor)
	For the year ended December 31, 2011	For the seven months ended December 31, 2010	For the five months ended May 31, 2010	For the year ended December 31, 2009
Balance at beginning of the period	$8.7	$—	$16.7	$25.2
Expenses for uncollectible accounts, sales returns, and allowances, net of recoveries	57.6	40.2	20.5	28.8
Receivables written off against the valuation reserve	(57.6)	(31.5)	(23.1)	(37.3)

Balance at end of the period	$8.7	$8.7	$14.1	$16.7

Concentration of credit risk with respect to trade accounts receivable is limited due to the large number of customers in various industry segments comprising our customer base. No single customer accounted for more than 10% of consolidated revenues during the year ended December 31, 2011, the seven months ended December 31, 2010, the five months ended May 31, 2010, or the year ended December 31, 2009.

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

Inventories

Our inventories are stated at the lower of cost or net realizable value. Cost is determined primarily on the average cost or specific identification method and includes material, labor and overhead related to the manufacturing process. As a result of the application of fresh-start accounting, on the Effective Date our inventories were adjusted from their historical costs to fair value. This resulted in an increase of approximately $33.0 which has been recognized as additional cost of sales in the seven months ended December 31, 2010. For further information regarding the application of fresh-start accounting, see Note 4, “Fresh-Start Accounting.” The cost of inventories acquired in business combinations are recorded at fair value in accordance with ASC 805.

Property, Plant and Equipment

Property, plant and equipment is stated at cost, net of asset impairments. As a result of the application of fresh-start accounting, all of our property, plant and equipment was adjusted to fair value on the Effective Date. For further information regarding the application of fresh-start accounting, see Note 4, “Fresh-Start Accounting.” The cost of property, plant and equipment acquired in material business combinations represents the fair value of the acquired assets at the time of acquisition.

The fair value of asset retirement obligations is capitalized to the related long-lived asset at the time the obligation is incurred and is depreciated over the remaining useful life of the related asset. Major renewals and improvements that extend an asset’s useful life are capitalized to property, plant and equipment. Major repair and maintenance projects, including the relining of our furnaces and reconditioning of our rolling mills, are expensed over periods not exceeding 18 months while normal maintenance and repairs are expensed as incurred. Depreciation is primarily computed using the straight-line method over the estimated useful lives of the related assets, as follows:

Buildings and improvements	5 - 33 years
Production equipment and machinery	2 - 25 years
Office furniture, equipment and other	3 - 10 years

The construction costs of landfills used to store by-products of the recycling process are depreciated as space in the landfills is used based on the unit of production method. Additionally, used space in the landfill is determined periodically either by aerial photography or engineering estimates.

Interest is capitalized in connection with major construction projects. Capitalized interest costs are as follows:

	(Successor)		(Predecessor)
	For the year ended December 31, 2011	For the seven months ended December 31, 2010	For the five months ended May 31, 2010	For the year ended December 31, 2009
Capitalized interest	$2.0	$0.1	$0.2	$0.7

Intangible Assets

Intangible assets are primarily related to trade names, technology and customer relationships. As a result of the application of fresh-start accounting, our intangible assets were recorded at fair value on the Effective Date. Acquired intangible assets are recorded at their estimated fair value in the allocation of the purchase price paid. Intangibles with indefinite useful lives are not amortized and intangibles with finite useful lives are amortized over their estimated useful lives, ranging from 15 to 25 years. See Note 8, “Other Intangible Assets,” for additional information.

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

Impairment of Property, Plant, Equipment and Finite-Lived Intangible Assets

We review our long-lived assets for impairment when changes in circumstances indicate that the carrying amount may not be recoverable. Once an impairment indicator has been identified, the asset impairment test is a two-step process. The first step consists of determining whether the sum of the estimated undiscounted future cash flows attributable to the specific asset being tested is less than its carrying value. Estimated future cash flows used to test for recoverability include only the future cash flows that are directly associated with and are expected to arise as a direct result of the use and eventual disposition of the relevant asset. If the carrying value of the asset exceeds the future undiscounted cash flows expected from the asset, a second step is performed to compute the extent of the impairment. Impairment charges are determined as the amount by which the carrying value of the asset exceeds the estimated fair value of the asset.

As outlined in ASC 820, “Fair Value Measurements and Disclosures,” the fair value measurement of our long-lived assets assumes the highest and best use of the asset by market participants, considering the use of the asset that is physically possible, legally permissible, and financially feasible at the measurement date. Highest and best use is determined based on the use of the asset by market participants, even if the intended use of the asset by the Company is different. The highest and best use of an asset establishes the valuation premise. The valuation premise is used to measure the fair value of an asset. ASC 820-10-35-10 states that the valuation premise of an asset is either of the following:

•

In-use:    The highest and best use of the asset is in-use if the asset would provide maximum value to market participants principally through its use in combination with other assets as a group (as installed or otherwise configured for use).

•	In-exchange: The highest and best use of the asset is in-exchange if the asset would provide maximum value to market participants principally on a stand-alone basis.

Once a premise is selected, the approaches considered in the estimation of the fair values of the Company’s long-lived assets tested for impairment, which represent level 3 measurements within the fair value hierarchy, include the following:

•

Income approach:    The income approach measures the value of an asset by estimating the present value of its future economic benefits. These benefits include earnings, cost savings, tax deductions, and proceeds from disposition. Value indications are developed using this technique by discounting expected cash flows to their present value at a rate of return that incorporates the risk-free rate for the use of funds, the expected rate of inflation, and the risk associated with the asset.

•

Sales comparison approach:    The sales comparison approach takes into account arm’s-length exchange prices in actual transactions, through an analysis of recent sales of comparable property and of asking prices for assets currently offered for sale. This process involves comparison and correlation between the subject asset and other comparable assets. Adjustments are then made to reflect differences in location, time and terms of sale, and physical and functional characteristics between the subject asset and the comparable assets to indicate a fair value of the subject asset.

•

Cost approach:    The cost approach uses the concept of replacement cost as an indicator of value. The premise of this approach is that a prudent investor would typically pay no more for an asset than the amount for which the asset could be replaced. Adjustments are then made to reflect the losses in value resulting from physical deterioration and functional and economic obsolescence. In applying the cost approach to the valuation of tangible assets, the Company typically starts with either an estimate of the cost of reproduction new or an estimate of replacement cost new. Additional adjustments are necessary to account for other forms of depreciation resulting from physical deterioration, functional

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

obsolescence (inefficiencies or inadequacies of the property itself when compared to a more efficient or less costly replacement properties), and economic obsolescence. Economic obsolescence is the loss in value or usefulness of a property caused by factors external to the property, such as increased costs of raw materials, labor, or utilities (without offsetting increases in product prices); reduced demand for the product; increased competition; environmental or other regulations; inflation or high interest rates or similar factors.

During 2011, no indicators of impairment were identified in accordance with ASC 360, “Property, Plant, and Equipment.” In the fourth quarter of 2009, several indicators of impairment were identified including the finalization of the forecast model developed by the Company and its financial advisors to determine the initial plan of reorganization value. The results of the forecast identified a deficiency in the fair value of the business as a whole compared to its carrying value, and therefore, we determined that the associated long-lived assets were required to be tested for impairment. These impairment tests resulted in the Company recording impairment charges totaling $672.4 related to property, plant and equipment and $29.9 related to finite-lived intangible assets in the Rolled Products Europe (“RPEU”), Extrusions, Recycling and Specification Alloys Europe (“RSEU”) and Recycling and Specification Alloys North America (“RSAA”) operating segments in the fourth quarter of 2009. No impairments were necessary for the Rolled Products North America (“RPNA”) segment as the undiscounted cash flows exceeded the carrying amount of this asset group. We conducted our analysis under the premise of fair value in-exchange. An analysis of the earnings capability of the related assets for RPEU, Extrusions, RSAA and RSEU indicated that there would not be sufficient cash flows available to justify investment in the assets under a fair value in-use premise. See Note 5, “Restructuring and Impairment Charges,” for additional information.

Indefinite-Lived Intangible Assets

Indefinite-lived intangible assets are tested for impairment as of October 1st of each year and may be tested more frequently if changes in circumstances or the occurrence of events indicates that a potential impairment exists. The application of fresh-start accounting eliminated all of our goodwill on the Effective Date.

Under ASC 350, “Intangibles—Goodwill and Other,” intangible assets determined to have indefinite lives are not amortized, but are tested for impairment at least annually. As part of the annual impairment test, the non-amortized intangible assets are reviewed to determine if the indefinite status remains appropriate. Based on the annual test performed as of October 1, 2011, no impairments relating to our indefinite lived intangible assets were necessary.

In the fourth quarter of 2009, based on the estimated fair values of assets and liabilities as of October 1, 2009, we recorded impairment charges totaling $40.4 related to goodwill and $26.5 related to other indefinite-lived intangible assets. In addition, we recorded impairment charges totaling $19.2 related to indefinite-lived intangible assets in the first quarter of 2009. See Note 5, “Restructuring and Impairment Charges,” for additional information.

Deferred Financing Costs

The costs related to the issuance of debt are capitalized and amortized over the terms of the related debt agreements as interest expense using the effective interest method.

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

Research and Development

In connection with our acquisition of the downstream business of Corus Group plc (“Corus Aluminum”) in 2006, we entered into a research and development agreement with Corus Group plc (and subsequently with its successor, Tata Steel) pursuant to which Tata Steel assisted us in research and development projects on a fee-for-service basis. This agreement was terminated in the third quarter of 2011. Excluding $11.9 of contract termination costs recorded in “Selling, general and administrative expenses” in the Consolidated Statements of Operations during the third quarter of 2011, research and development expenses were $16.3, $10.6, $6.0 and $18.2 for the year ended December 31, 2011, the seven months ended December 31, 2010, the five months ended May 31, 2010 and the year ended December 31, 2009, respectively.

Stock-Based Compensation

We recognize compensation expense for stock options, restricted stock units and restricted shares under the provisions of ASC 718, “Compensation—Stock Compensation,” using the non-substantive vesting period approach, in which the expense (net of estimated forfeitures) is recognized ratably over the requisite service period based on the grant date fair value. The fair value of each new stock option is estimated on the date of grant using a Black-Scholes model. Determining the fair value of stock options at the grant date requires judgment, including estimates for the average risk-free interest rate, dividend yield, volatility, annual forfeiture rate, and exercise behavior. The fair value of Aleris Corporation restricted stock units and restricted shares are based on the estimated fair value of Aleris Corporation common stock on the date of grant. The fair value of Aleris Corporation common stock is estimated based upon a present value technique using discounted cash flows, forecasted over a five-year period with residual growth rates thereafter and a market comparable approach. From these two approaches, the comparable public company analysis is weighted at 50% and the discounted cash flow analysis is weighted at 50%.

The discounted cash flow analysis is based on our projected financial information which includes a variety of estimates and assumptions. While we consider such estimates and assumptions reasonable, they are inherently subject to uncertainties and a wide variety of significant business, economic and competitive risks, many of which are beyond our control and may not materialize. Changes in these estimates and assumptions may have a significant effect on the determination of the fair value of Aleris Corporation common stock.

The discounted cash flow analysis is based on production volume projections developed by internal forecasts, as well as commercial, wage and benefit and inflation assumptions. The discounted cash flow analysis includes the sum of (i) the present value of the projected unlevered cash flows through December 31, 2016 (the “Projection Period”); and (ii) the present value of a terminal value, which represents the estimate of value attributable to periods beyond the Projection Period. All cash flows are discounted using a weighted-average cost of capital (“WACC”) percentage ranging from 12.0% to 13.0%. To calculate the terminal value, a perpetuity growth rate approach is used. A growth rate of three percent is used and was determined based on research of long-term aluminum demand growth rates. Other significant assumptions include future capital expenditures and changes in working capital requirements.

The comparable public company analysis identifies a group of comparable companies giving consideration to, among other relevant characteristics, similar lines of business, business risks, growth prospects, business maturity, market presence, and size and scale of operations. The analysis compares the public market implied fair value for each comparable public company to its projected net sales, earnings before interest and taxes (“EBIT”) and earnings before interest, taxes, depreciation and amortization (“EBITDA”). The calculated range of multiples for the comparable companies is used to estimate a range of 4.5x to 10.5x, 3.5x to 7.0x and .30x to .50x, which is applied to our projected EBIT, EBITDA and net sales, respectively, to determine a range of fair values.

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

Total stock-based compensation expense included in “Selling, general and administrative expenses” in the Consolidated Statements of Operations for the year ended December 31, 2011, the seven months ended December 31, 2010, the five months ended May 31, 2010 and the year ended December 31, 2009 was $10.1, $4.9, $1.3 and $2.1, respectively.

Derivatives and Hedging

We are engaged in activities that expose us to various market risks, including changes in the prices of primary aluminum, aluminum alloys, scrap aluminum, copper, zinc and natural gas, as well as changes in currency and interest rates. Certain of these financial exposures are managed as an integral part of our risk management program, which seeks to reduce the potentially adverse effects that the volatility of the markets may have on operating results. We do not hold or issue derivative financial instruments for trading purposes. We maintain a natural gas pricing strategy to minimize significant fluctuations in earnings caused by the volatility of gas prices. We also manage our exposure to currency fluctuations for certain contracts to purchase equipment for Aleris Zhenjiang that are denominated in euros while our source of funding is the U.S. dollar and Renminbi denominated China Loan Facility, as defined in Note 11, “Long-Term Debt.” Our metal pricing strategy is designed to minimize significant, unanticipated fluctuations in earnings caused by the volatility of aluminum prices. Prior to the Chapter 11 Petitions (defined below), we maintained a currency hedging strategy to reduce the impact of fluctuations in currency rates related to purchases and sales of aluminum to be made in currencies other than our functional currencies. From time to time, we would also enter into interest rate swaps or similar agreements to manage exposure to fluctuations in interest rates on our long-term debt.

Generally, we enter into master netting arrangements with our counterparties and offset net derivative positions with the same counterparties against amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral under those arrangements in our Consolidated Balance Sheet. For classification purposes, we record the net fair value of all positions expected to settle in less than one year with these counterparties as a net current asset or liability and all long-term positions as a net long-term asset or liability. At December 31, 2011 and 2010, we had posted cash collateral totaling approximately $0.5 and $3.6, respectively, of which $0.3 and $3.6, respectively, related to counterparties in a net asset position and, therefore, was recorded within “Prepaid expenses and other current assets” on the Consolidated Balance Sheet.

The fair values of our derivative financial instruments are recognized as assets or liabilities at the balance sheet date. Fair values for our metal and natural gas derivative instruments are determined based on the differences between contractual and forward rates of identical hedge positions as of the balance sheet date. Our currency derivative instruments are valued utilizing observable or market-corroborated inputs such as exchange rates, volatility and forward yield curves. In accordance with the requirements of ASC 820, we have included an estimate of the risk associated with non-performance by either ourselves or our counterparties in developing these fair values. See Note 14, “Derivative and Other Financial Instruments,” for additional information.

The Company does not currently account for its derivative financial instruments as hedges. The changes in fair value of derivative financial instruments that are not accounted for as hedges and the associated gains and losses realized upon settlement are recorded in “(Gains) losses on derivative financial instruments” in the Consolidated Statements of Operations. All realized gains and losses are included within “Net cash provided (used) by operating activities” in the Consolidated Statements of Cash Flows.

We are exposed to losses in the event of non-performance by counterparties to derivative contracts. Counterparties are evaluated for creditworthiness and a risk assessment is completed prior to our initiating contract activities. The counterparties’ creditworthiness is then monitored on an ongoing basis, and credit levels are reviewed to ensure there is not an inappropriate concentration of credit outstanding to any particular

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

counterparty. Although non-performance by counterparties is possible, we do not currently anticipate non-performance by any of these parties. At December 31, 2011, substantially all of our derivative financial instruments are maintained with seven counterparties. We have the right to require cash collateral from our counterparties based on the fair value of the underlying derivative financial instruments.

Currency Translation

The majority of our international subsidiaries use the local currency as their functional currency. We translate substantially all of the amounts included in our Consolidated Statements of Operations from our international subsidiaries into U.S. dollars at average monthly exchange rates, which we believe are representative of the actual exchange rates on the dates of the transactions. Impairments of long-lived assets evaluated as of a specific date are translated into U.S. dollars using exchange rates corresponding to the evaluation date. Adjustments resulting from the translation of the assets and liabilities of our international operations into U.S. dollars at the balance sheet date exchange rates are reflected as a separate component of stockholders’ equity. Current intercompany accounts and transactional gains and (losses) associated with receivables, payables and debt denominated in currencies other than the functional currency are included within “Other (income) expense, net” in the Consolidated Statements of Operations. Currency translation adjustments accumulate in consolidated equity until the disposition or liquidation of the international entities. On the Effective Date, the application of fresh-start accounting eliminated all currency translation adjustments accumulated in equity. The translation of accounts receivables, payables and debt denominated in currencies other than the functional currencies resulted in transactional (gains) losses of $(2.1), $(4.3), $33.2 and $13.0, for the year ended December 31, 2011, the seven months ended December 31, 2010, the five months ended May 31, 2010, and the year ended December 31, 2009, respectively. In addition, in 2009 the liquidation of Aleris Aluminum Canada S.E.C./Aleris Aluminum Canada, L.P. (“Canada LP”) resulted in $4.1 of translation gains being eliminated from other comprehensive income and recorded as a gain in “Reorganization items, net” in the Consolidated Statements of Operations.
Income Taxes

We account for income taxes using the asset and liability method, whereby deferred income taxes reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In valuing deferred tax assets, we use judgment in determining if it is more likely than not that some portion or all of a deferred tax asset will not be realized and the amount of the required valuation allowance.

Tax benefits from uncertain tax positions are recognized in the financial statements when it is more likely than not that the position is sustainable, based solely on its technical merits and considerations of the relevant taxing authority, widely understood practices and precedents. We recognize interest and penalties related to uncertain tax positions within the “(Benefit from) provision for income taxes” in the Consolidated Statements of Operations.

Environmental and Asset Retirement Obligations

Environmental obligations that are not legal or contractual asset retirement obligations and that relate to existing conditions caused by past operations with no benefit to future operations are expensed while expenditures that extend the life, increase the capacity or improve the safety of an asset or that mitigate or prevent future environmental contamination are capitalized in property, plant and equipment. Obligations are recorded when their incurrence is probable and the associated costs can be reasonably estimated in accordance with ASC 410-30, “Environmental Obligations.” While our accruals are based on management’s current best

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

estimate of the future costs of remedial action, these liabilities can change substantially due to factors such as the nature and extent of contamination, changes in the required remedial actions and technological advancements. Our existing environmental liabilities are not discounted to their present values as the amount and timing of the expenditures are not fixed or reliably determinable.

Asset retirement obligations represent obligations associated with the retirement of tangible long-lived assets. Our asset retirement obligations relate primarily to the requirement to cap our three landfills, as well as costs related to the future removal of asbestos and costs to remove underground storage tanks. The costs associated with such legal obligations are accounted for under the provisions of ASC 410-20, “Asset Retirement Obligations,” which requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred and capitalized as part of the carrying amount of the long-lived asset. These fair values are based upon the present value of the future cash flows expected to be incurred to satisfy the obligation. Determining the fair value of asset retirement obligations requires judgment, including estimates of the credit adjusted interest rate and estimates of future cash flows. Estimates of future cash flows are obtained primarily from engineering consulting firms. The present value of the obligations is accreted over time while the capitalized cost is depreciated over the useful life of the related asset. As a result of the application of fresh-start accounting, all of our asset retirement obligations were adjusted to fair value on the Effective Date.

Retirement, Early Retirement and Postemployment Benefits

Our defined benefit pension and other postretirement benefit plans are accounted for in accordance with ASC 715, “Compensation—Retirement Benefits.”

Pension and postretirement benefit obligations are actuarially calculated using management’s best estimates of assumptions which include the expected return on plan assets, the rate at which plan liabilities may be effectively settled (discount rate), health care cost trend rates and rates of compensation increases.

Benefits provided to employees after employment but prior to retirement are accounted for under ASC 712, “Compensation—Nonretirement Postemployment Benefits.” Such postemployment benefits include severance and medical continuation benefits that are offered pursuant to an ongoing benefit arrangement and do not represent a one-time benefit termination arrangement. Under ASC 712, liabilities for postemployment benefits are recorded at the time the obligations are probable of being incurred and can be reasonably estimated. This is typically at the time a triggering event occurs, such as the decision by management to close a facility. Benefits related to the relocation of employees and certain other termination benefits are accounted for under ASC 420, “Exit or Disposal Cost Obligations,” and are expensed over the required service period.

General Guarantees and Indemnifications

It is common in long-term processing agreements for us to agree to indemnify customers for tort liabilities that arise out of, or relate to, the processing of their material. Additionally, we typically indemnify such parties for certain environmental liabilities that arise out of or relate to the processing of their material.

In our equipment financing agreements, we typically indemnify the financing parties, trustees acting on their behalf and other related parties against liabilities that arise from the manufacture, design, ownership, financing, use, operation and maintenance of the equipment and for tort liability, whether or not these liabilities arise out of or relate to the negligence of these indemnified parties, except for their gross negligence or willful misconduct.

We expect that we would be covered by insurance (subject to deductibles) for most tort liabilities and related indemnities described above with respect to equipment we lease and material we process.

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

Although we cannot estimate the potential amount of future payments under the foregoing indemnities and agreements, we are not aware of any events or actions that will require payment.

New Accounting Pronouncement

In June 2011, the FASB issued ASU 2011-05, “Comprehensive Income (Topic 220), Presentation of Comprehensive Income,” which requires companies to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. While ASU 2011-05 changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income under current accounting guidance. In December 2011, the FASB issued ASU 2011-12, “Comprehensive Income (Topic 220), Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU 2011-05,” to defer the effective date of the specific requirement to present items that are reclassified out of accumulated other comprehensive income to net income alongside their respective components of net income and other comprehensive income. ASU 2011-05 and ASU 2011-12 are effective for interim and annual periods beginning after December 15, 2011, with early adoption permitted. We have elected to early adopt this new guidance and have presented total comprehensive income, the components of net income and the components of other comprehensive income in two separate but consecutive statements included in these Consolidated Financial Statements. The adoption of this new guidance did not have a significant impact on our consolidated financial statements.

3. REORGANIZATION UNDER CHAPTER 11

In the year prior to the U.S. Debtors (as defined below) filing for protection under Chapter 11 on February 12, 2009 (the “Petition Date”), each of our major end-use industries experienced significant declines in demand due to the global recession and financial crisis. Specifically, the North American building and construction industries, U.S. and European automotive and transportation industries, and general industrial activity experienced demand declines. Because of major cutbacks in these sectors, the aluminum industry and the Predecessor were subjected to a significant economic downturn characterized by a marked decrease in demand. In addition, many users of aluminum rolled and extruded products had significant inventory on hand when the economic decline occurred, which intensified the impact of the volume declines as the customer base had to de-stock inventory levels to adjust to lower demand levels. Decreased demand, coupled with a surplus of aluminum supply across the industry, increased the Predecessor’s exposure to commodity price fluctuations, adversely affected hedging positions, reduced profitability in a changing metals price environment, and subjected earnings to greater volatility from period to period. Much of the decrease in demand was attributable to customer shutdowns and/or large-scale cutbacks, particularly in the residential construction and automotive sectors.

All of these factors, coupled with a highly leveraged capital structure, which required the payment of a substantial amount of interest and principal on prepetition credit facilities, contributed to a severe loss of liquidity prior to the Petition Date for the U.S. Debtors. In the six months prior to the Petition Date, the borrowing base under the prepetition ABL facility declined by over 50%. As a result, the amount outstanding under the prepetition ABL facility (including outstanding letters of credit) exceeded the borrowing base. This “overadvance” position prohibited the Predecessor from funding our working capital needs through draws under the prepetition ABL facility. The Debtors were required to repay amounts outstanding under the prepetition ABL facility so that the outstanding amounts no longer exceeded the borrowing base. Without access to additional financing, the Predecessor did not have liquidity sufficient to repay the overadvance and continue funding its operations.

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

Due to these factors, the Predecessor decided to seek Chapter 11 bankruptcy protection to restructure its operations and financial position. On the Petition Date, the Predecessor and most of its wholly owned U.S. subsidiaries (collectively, the “U.S. Debtors”) filed voluntary petitions for relief under Chapter 11 (collectively, the “Chapter 11 Petitions”) of the Bankruptcy Code in the United States Bankruptcy Court, District of Delaware (the “Bankruptcy Court”) and Aleris Deutschland Holding GmbH (“ADH”), a wholly owned German subsidiary, filed a voluntary petition on February 5, 2010. The cases of the U.S. Debtors and ADH (collectively, the “Debtors”) (the “Bankruptcy Cases”) have been jointly administered under Aleris International, Inc., Case No. 09-10478 (BLS). Certain of our U.S. subsidiaries and all of our international operations (with the exception of ADH) were not part of the Chapter 11 filings.

On February 5, 2010, the Debtors filed a joint plan of reorganization in the Bankruptcy Cases and a related Disclosure Statement for the Plan of Aleris International, Inc. and its Debtors (the “Disclosure Statement”) with the Bankruptcy Court. On March 12, 2010, the Bankruptcy Court approved the Disclosure Statement and authorized the Debtors to begin soliciting votes from their creditors to accept or reject the Plan. On May 13, 2010, the Bankruptcy Court entered an order confirming the Plan. On the Effective Date, the Debtors consummated the reorganization contemplated by the Plan and emerged from Chapter 11.

Post-Emergence Capital Structure and Rights Offering

Following the Effective Date, our capital structure consisted of the following:

•

ABL Facility—A $500.0 revolving credit facility (the “ABL Facility”), subsequently amended and restated to, among other things, increase to $600.0 on June 30, 2011. We incurred fees totaling $16.2 associated with the ABL Facility. These costs have been capitalized and reported in “Other long-term assets” and are being amortized to “Interest expense, net” over the term of the facility. See Note 11, “Long-term debt,” for further discussion.

•

Senior Subordinated Exchangeable Notes—$45.0 aggregate principal amount of 6.0% notes (the “Exchangeable Notes”) issued by Aleris International, Inc. See Note 11, “Long-term debt” for further discussion.

•

Redeemable Preferred Stock—5,000 shares of Aleris International, Inc. Series A exchangeable preferred stock (the “Redeemable Preferred Stock”) with a liquidation preference of one thousand dollars per share and a par value of $0.01 per share. The Redeemable Preferred Stock accrues dividends at 8.0% per annum (payable semi-annually on January 15 and July 15 if and when declared by the Board of Directors). All shares of Redeemable Preferred Stock were issued on the Effective Date to the Backstop Parties (as defined below) in exchange for $5.0. The Redeemable Preferred Stock is subject to mandatory redemption on the fifth anniversary of the Effective Date, or June 1, 2015, and is exchangeable, at the holder’s option, at any time after June 1, 2013 but prior to redemption, into our common stock on an initial per share dollar exchange ratio of $32.74 per share ($23.30 at December 31, 2011), subject to adjustment. The Redeemable Preferred Stock can also be exchanged immediately prior to an initial public offering or upon the occurrence of a fundamental change. The Redeemable Preferred Stock is classified as temporary equity because its terms include a mandatory redemption feature on a fixed date for a fixed price.

•	Common Stock—A single class of common stock, par value $0.01 per share, 45,000,000 shares authorized, 30,877,371 shares issued (the “Common Stock”).

•	Preferred Stock—A single class of preferred stock, par value $0.01 per share, 1,000,000 shares authorized, none issued (the “Preferred Stock”).

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

The Bankruptcy Court confirmed $297.6 as the equity value of the Predecessor before giving effect to any value ascribed to the rights offering (the “Plan Value”). The Plan provided for three classes of creditors to whom Plan Value would be distributed—the U.S. Roll-Up Term Loan Claims, the European Roll-Up Term Loan Claims, and the European Term Loan Claims (collectively the “Term Loan Participants”). Under the terms of the Plan, Term Loan Participants had the right to elect to receive (a) cash equal to their pro rata share of the portion of the Plan Value allocable to their class or (b) (i) an amount of Common Stock equivalent to such creditor’s pro rata share of the Plan Value allocable to its class and (ii) subscription rights to participate in the rights offering. On the Effective Date, $5.1 was paid to Term Loan Participants that elected to receive cash, and 9,828,196 shares of Common Stock were issued in satisfaction of the residual Plan Value of $292.5, representing an issuance price of $29.76 per share.

Under the terms of the Plan, the Predecessor also effectuated a rights offering whereby certain participants were entitled, via their subscription rights, to purchase Common Stock at a discount of 10% to the Plan Value issuance share price and Exchangeable Notes. On the Effective Date, 21,049,175 shares of Common Stock were sold at $26.78 per share resulting in cash proceeds of $563.6. In conjunction with the rights offering, three of the Debtors’ largest lenders, Oaktree Capital Management, L.P., on behalf of its affiliated investment funds, certain investment funds managed by affiliates of Apollo Management Holdings, L.P., and Sankaty Advisors, LLC, on behalf of the investment funds advised by it (collectively, the “Backstop Parties”), entered into an equity commitment agreement, pursuant to which the Backstop Parties agreed to backstop the rights offering. The Backstop Parties received a fee of $23.7 of which $22.5 and $1.2 has been accounted for as an issuance discount against the Common Stock and Exchangeable Notes, respectively.

On the Effective Date and immediately prior to emergence, we contributed the shares to be sold in the rights offering and the shares to be issued to the Term Loan Participants to the Successor in exchange for 100 shares of Aleris International, Inc. common stock.

Satisfaction of DIP Agreement

To fund its global operations during the restructuring, the Predecessor secured $1,075.0 of debtor-in-possession financing (“DIP Financing”) consisting of (a) a $500.0 equivalent term loan credit agreement ($448.3 plus €40.4) (the “DIP Term Facility”) and (b) a $575.0 asset-backed revolving credit agreement (the “DIP ABL Facility,” together with the DIP Term Facility, the “DIP Credit Facilities”). The DIP Credit Facilities were used to fund the Company’s normal operating and working capital requirements, including employee wages and benefits, supplier payments, and other operating expenses during the reorganization process. On the Effective Date, amounts outstanding under the DIP Credit Facilities totaling $575.5, including accrued interest, were repaid by the Predecessor using proceeds from the rights offering, borrowings from the ABL Facility and available cash.

Cancellation of Certain Prepetition Obligations

Under the Plan, the Predecessor equity, and certain debt and other obligations were cancelled, extinguished and adjusted as follows:

•	The Predecessor common and preferred stock were extinguished, and no distributions were made to the Predecessor’s stockholder;

•

Creditors of the U.S. Debtors whose aggregate allowed general unsecured claim was less than ten thousand dollars and certain creditors who elected to be included in this class were grouped into a convenience class and each received 50% of their allowed claim (with a claim limitation not to exceed ten thousand dollars) or $2.8 in the aggregate, subject to adjustment for the resolution of disputed claims;

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

•

Creditors of the U.S. Debtors with general unsecured claims in excess of ten thousand dollars (who did not elect to participate in the convenience class) are entitled to receive their pro rata share of $16.5; and

•	Creditors of the U.S. Debtors with allowed other secured claims received 100% of their claim amount.

For further information regarding the resolution of certain of the Company’s other prepetition liabilities in accordance with the Plan, see Note 4, “Fresh-Start Accounting.”

4. FRESH-START ACCOUNTING

As discussed in Note 3, “Reorganization Under Chapter 11,” the Debtors emerged from Chapter 11 on June 1, 2010. The Successor applied fresh-start accounting because (i) the reorganization value of the Predecessor’s assets immediately prior to the confirmation of the Plan was less than the total of all postpetition liabilities and allowed claims and (ii) the holder of the Predecessor’s existing voting shares immediately prior to the confirmation of the Plan received less than 50% of the voting shares of the emerging entity. U.S. GAAP requires the application of fresh-start accounting as of the Plan confirmation date, or as of a later date when all material conditions precedent to the Plan’s becoming effective are resolved. This occurred on June 1, 2010 with the execution of the ABL Facility.

Reorganization Value

ASC 852 provides for, among other things, a determination of the value to be assigned to the emerging company as of the Effective Date (the “Reorganization Value”). The Disclosure Statement included a range of enterprise values from $925.0 to $1,195.0. The range of values considered by the Bankruptcy Court was determined using comparable public company trading multiples and discounted cash flow valuation methodologies. From these two approaches, the comparable public company analysis produced a range of enterprise values from $935.0 to $1,123.0 and was weighted at 40% and the discounted cash flow analysis produced a range of enterprise values from $919.0 to $1,244.0 and was weighted at 60%. The comparable public company analysis was given less weight due to a lack of directly comparable companies. After negotiations between the debtors, creditors and the Backstop Parties, an enterprise value of approximately $1,012.5 was agreed-upon by the required majority of creditors and approved by the Bankruptcy Court. This value, after deductions as defined in the Plan (primarily the repayment of the DIP credit facilities and associated expenses), established the Plan Value which was distributed to the Term Loan Participants in cash or shares of our common stock in settlement of their secured claims. See Note 3, “Reorganization Under Chapter 11.” Plan Value plus the fair value of the securities sold in the rights offering, the Redeemable Preferred Stock issued, amounts borrowed under the ABL Facility upon emergence and other emergence date indebtedness of non-filing subsidiaries comprised the Reorganization Value, which totaled $966.8. See “Fresh-Start Accounting” below.

The comparable public company analysis identified a group of comparable companies giving consideration to, among other relevant characteristics, similar lines of business, business risks, growth prospects, business maturity, market presence, and size and scale of operations. The analysis compared the public market implied reorganization value for each comparable public company to its projected EBITDA. The calculated range of multiples for the comparable companies was used to estimate a range of 4.5x to 8.0x which was applied to our projected EBITDA to determine a range of reorganization values.

The discounted cash flow analysis was based on our projected financial information which includes a variety of estimates and assumptions. While we consider such estimates and assumptions reasonable, they are inherently subject to uncertainties and a wide variety of significant business, economic and competitive risks, many of which are beyond our control and may not materialize. Changes in these estimates and assumptions may have had a significant effect on the determination of the Reorganization Value.

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

The discounted cash flow analysis was based on production volume projections developed by both third-party and internal forecasts, as well as commercial, wage and benefit and inflation assumptions. The discounted cash flow analysis includes the sum of (i) the present value of the projected unlevered cash flows through December 31, 2014 (the “Projection Period”); and (ii) the present value of a terminal value, which represents the estimate of value attributable to periods beyond the Projection Period. All cash flows were discounted using a WACC percentage ranging from 11.5% to 14.0%. To calculate the terminal value, a perpetuity growth rate approach and an exit multiple approach were used. Growth rates ranging from 0% to 2% were used in the perpetuity growth rate approach and were determined based on research of long-term aluminum demand growth rates. Exit multiples ranging from 4.0x to 5.0x were applied to the Company’s projected EBITDA in the exit multiples approach. The range of multiples was based on historical trading multiples of comparable companies. Other significant assumptions include future capital expenditures and changes in working capital requirements. Our estimate of Reorganization Value assumes the achievement of the future financial results contemplated in our forecasts, and there can be no assurance that we will realize that value. The estimates and assumptions used are subject to significant uncertainties, many of which are beyond our control, and there is no assurance that anticipated results will be achieved.

Tax Implications Arising from Bankruptcy Emergence

Under the Plan, the assets of the Predecessor in the United States were acquired by the Successor in a taxable transaction. As a result, the Successor established a new tax basis in the acquired assets located in the United States equal to the fair market value at the Emergence Date. None of the U.S. tax attributes of the Predecessor transfer to the Successor. Cancellation of indebtedness income (“CODI”) is recognized by the Predecessor upon the discharge of its outstanding indebtedness for an amount of consideration that is less than its adjusted issue price. The Internal Revenue Code of 1986, as amended, provides that a debtor in a bankruptcy case may exclude CODI from taxable income but must reduce certain of its tax attributes by the amount of any CODI realized as a result of the consummation of a plan of reorganization. The amount of CODI realized by a taxpayer is the adjusted issue price of any indebtedness discharged less the sum of (i) the amount of cash paid, (ii) the issue price of any new indebtedness issued and (iii) the fair market value of any other consideration, including equity, issued. As a result of emergence, the tax attributes of the Predecessor were reduced to zero as an offset against the CODI.

Fresh-Start Accounting

Fresh-start accounting results in a new basis of accounting and reflects the allocation of Reorganization Value to the estimated fair value of the Company’s underlying assets and liabilities. Our estimates of fair value are inherently subject to significant uncertainties and contingencies beyond our reasonable control. Accordingly, there can be no assurance that the estimates, assumptions, valuations, appraisals and financial projections will be realized, and actual results could vary materially.

Reorganization Value was allocated to the assets in conformity with the procedures specified by ASC 805. Liabilities existing as of the Effective Date, other than deferred taxes, were recorded at the present value of amounts expected to be paid using appropriate risk-adjusted interest rates. Deferred taxes were determined in conformity with applicable income tax accounting standards. Predecessor accumulated depreciation, accumulated amortization, retained deficit and accumulated other comprehensive income were eliminated.

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

Adjustments recorded to the Predecessor Balance Sheet as of June 1, 2010, resulting from the consummation of the Plan and the application of fresh-start accounting, are summarized below:

	Predecessor June 1, 2010	Plan of reorganization adjustments(a)		Fresh-start accounting adjustments(p)		Successor June 1, 2010
ASSETS

Current Assets
Cash and cash equivalents	$60.2	$38.7	(b)	$—		$98.9
Accounts receivable, net	468.4	—		—		468.4
Inventories	522.2	—		22.7		544.9
Deferred income taxes	9.6	(9.6	)(c)	—		—
Current derivative financial instruments	6.3	—		—		6.3
Prepaid expenses and other current assets	53.2	(7.6	)(d)	(0.8)		44.8

Total Current Assets	1,119.9	21.5		21.9		1,163.3
Property, plant and equipment	465.0	—		12.2		477.2
Goodwill	37.8	—		(37.8)		—
Intangible assets, net	25.9	—		25.1		51.0
Long-term derivative financial instruments	3.4	—		—		3.4
Deferred income taxes	24.8	(14.6	)(c)	—		10.2
Other long-term assets	20.8	15.6	(e)	0.2		36.6

Total Assets	$1,697.6	$22.5		$21.6		$1,741.7

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY

Current Liabilities
Accounts payable	$248.1	$—		$—		$248.1
Accrued liabilities	177.1	13.2	(f)	(0.8)		189.5
Deferred income taxes	25.2	(14.7	)(c)	—		10.5
Current portion of long-term debt	5.4	—		—		5.4
Debt in default	5.0	(5.0	)(g)	—		—
Debtor-in-possession financing	573.0	(573.0	)(g)	—		—

Total Current Liabilities	1,033.8	(579.5)		(0.8)		453.5
Long-term debt	1.7	123.8	(h)	—		125.5
Deferred income taxes	26.8	(21.1	)(c)	—		5.7
Accrued pension benefits	165.1	(4.8	)(i)	25.0		185.3
Accrued postretirement benefits	44.8	—		2.7		47.5
Other long-term liabilities	84.7	0.4	(j)	0.5		85.6

Total Long-Term Liabilities	323.1	98.3		28.2		449.6
Liabilities subject to compromise	2,530.1	(2,530.1	)(k)	—		—
Successor redeemable preferred stock	—	5.0	(l)	—		5.0
Stockholders’ (Deficit) Equity
Successor common stock	—	—		—		—
Successor additional paid-in capital	—	833.6	(m)	—		833.6
Predecessor common and preferred stock	—	—		—		—
Predecessor additional paid-in capital	859.2	—		(859.2	)(n)	—
Retained deficit	(3,116.0)	2,195.2	(o)	920.8		—
Accumulated other comprehensive income	67.4	—		(67.4)		—

Total Stockholders’ (Deficit) Equity	(2,189.4)	3,028.8		(5.8)		833.6

Total Liabilities and Stockholders’ (Deficit) Equity	$1,697.6	$22.5		$21.6		$1,741.7

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

a.	The “Plan of reorganization adjustments” column includes amounts recorded as of the Effective Date for the consummation of the Plan, including the settlement of liabilities subject to compromise, the satisfaction of the DIP obligations, the write-off of debt issuance costs related to the DIP Credit Facilities, the execution of the ABL Facility, the issuance of the Exchangeable Notes and related cash payments and receipts, the issuance of Preferred Stock and Common Stock and the adjustment of deferred taxes in the U.S.

b.	The “Cash and cash equivalents” adjustment reflects the net cash received as of the Effective Date. The significant sources and uses of cash are as follows:

Sources
Rights offering proceeds	$608.6
Issuance of Preferred Stock	5.0
Amounts borrowed under the ABL Facility	80.0

Total Sources	$693.6

Uses
Repayment of the DIP Credit Facilities, including accrued interest of $2.5	$575.5
Claims payments to Term Loan Participants that elected to receive cash	5.1
Other claims payments	6.4
Fees and expenses	63.1
Payment of past due contributions to the Debtor’s pension plans	4.8

Total Uses	$654.9

Net cash received	$38.7

c.	The adjustments to “Deferred income taxes” adjust the deferred tax position in the U.S. from a net deferred tax liability to a net deferred tax asset with a full valuation allowance. The net deferred tax liability resulted from taxable temporary differences related to assets with an indefinite useful life which, in accordance with ASC 740, “Income Taxes,” cannot be predicted to reverse in a period so as to result in the recognition of deferred tax assets. The change in the book and tax basis on the Effective Date of the assets with an indefinite useful life eliminated these taxable temporary differences (see “Tax Implications Arising from Bankruptcy Emergence” section above).

d.	The “Prepaid expenses and other current assets” adjustment is comprised of the write-off of $7.6 of unamortized debt issuance costs related to the satisfaction of the DIP Credit Facilities.

e.	The adjustment to “Other long-term assets” primarily represents the capitalization of debt issuance costs related to the ABL Facility.

f.	The adjustment to “Accrued liabilities” includes $19.9, $9.5 and $6.8 for allowed claims, professional and other fees, and assumed liabilities, respectively, all of which were incurred on the Effective Date and for which payment will subsequently be disbursed. These increases were partially offset by $20.5 and $2.5 of professional and other fees and accrued interest associated with the DIP Credit Facilities, respectively, that were paid on the Effective Date.

g.	The “Debtor-in-possession financing” adjustment reflects the payment of the DIP Credit Facilities. The “Debt in default” adjustment reflects the discharge of certain long-term debt, which was offset by an assumed liability of $5.0 to settle a letter of credit that had secured this long-term debt.

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

h.	The “Long-term debt” adjustment reflects the borrowing of $80.0 and $45.0 associated with the initial draw on the ABL Facility and the issuance of the Exchangeable Notes, respectively. Debt issuance costs totaling $1.2 were incurred related to the Exchangeable Notes and are recorded as a discount adjustment to “Long-term debt” as these costs were paid to the holders of the Exchangeable Notes.

i.	The “Accrued pension benefits” adjustment reflects the payment by the Company of all past due contributions to our pension plans. See Note 12, “Employee Benefit Plans.”

j.	The “Other long-term liabilities” adjustment of $0.4 reflects the reclassification of certain warranty liabilities from “Liabilities subject to compromise.” These liabilities were not discharged upon emergence from bankruptcy and have been assumed by the Company.

k.	The adjustment to “Liabilities subject to compromise” reflects the settlement, discharge or assumption of liabilities subject to compromise, including the following:

Total liabilities subject to compromise	$2,530.1
Less assumed liabilities previously classified as subject to compromise and transferred to:
Accrued Liabilities	(1.8)
Other long-term liabilities	(0.4)

Total liabilities subject to compromise assumed	(2.2)

Total liabilities subject to compromise settled or discharged	2,527.9

Less:
Cash paid upon emergence to settle claims	(11.5)
Cash paid or to be paid to settle claims	(19.9)
Issuance of Common Stock to settle claims of the Term Loan Participants	(292.5)

Gain on settlement or discharge of liabilities subject to compromise	$2,204.0

l.	The adjustment is comprised of the issuance of $5.0 of Redeemable Preferred Stock by Aleris International, Inc. to third party investors.

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

m.	The adjustment to Successor equity represents the fair value of the shares of common stock contributed to the Successor in exchange for 100 shares of Aleris International, Inc. Common Stock. The fair value of the shares consists of $541.1 of net proceeds raised by the Predecessor in the rights offering and $292.5 of residual Plan Value (which represents the fair value of the common stock issued to settle claims of the Term Loan Participants). A reconciliation of the court approved Plan Value to the Reorganization Value and to the fair value of the Successor equity balance as of the Effective Date is as follows:

Plan Value, less $5.1 paid to Term Loan Participants	$292.5

Amount raised in the rights offering from:
Common Stock	541.1
Exchangeable Notes, net of discount of $1.2	43.8

Total amount raised in the rights offering	584.9
Amounts borrowed under the ABL Facility	80.0
Predecessor debt of non-filing subsidiary	4.4
Issuance of Preferred Stock	5.0

Reorganization Value	966.8

Less:
Amounts borrowed under the ABL Facility	(80.0)
Issuance of the Exchangeable Notes	(43.8)
Predecessor debt of non-filing subsidiary	(4.4)
Issuance of Preferred Stock	(5.0)

Fair value of Successor equity	$833.6

n.	The Predecessor “Additional paid-in capital” adjustment reflects the cancellation of the Predecessor’s equity.

o.	This adjustment reflects the cumulative impact of the reorganization adjustments discussed above and summarized below:

Gain on settlement or discharge of liabilities subject to compromise (see k., above)	$(2,204.0)
Deferred income taxes adjustment (see c., above)	(11.6)
Fees and expenses incurred on the Effective Date	12.8
Write-off of Predecessor unamortized debt issuance costs (see d., above)	7.6

$(2,195.2)

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

p.	The fresh-start accounting amounts reflect the required adjustment of certain assets and liabilities to fair value or other measures as specified by ASC 805. Significant adjustments are summarized below:

Inventory adjustment(q)	$22.7
Prepaid expenses and other current assets	(0.8)
Property, plant and equipment adjustment(r)	12.2
Elimination of Predecessor company goodwill	(37.8)
Intangible asset adjustment(s)	25.1
Other long-term assets	0.2
Accrued liabilities	0.8
Accrued pension benefits(t)	(25.0)
Accrued postretirement benefits	(2.7)
Other long-term liabilities	(0.5)
Elimination of Predecessor accumulated other comprehensive income	67.4
Elimination of Predecessor additional paid-in capital	859.2

Fresh-start accounting adjustments	$920.8

q.	Inventory—We recorded inventory at its fair value, which was determined as follows:

•	Raw materials were valued at estimated current replacement costs;

•

Work-in-process was valued at the estimated finished goods selling price once completed less estimated completion costs and a reasonable profit allowance for completion, selling effort and shipping costs; and

•	Finished goods were valued at the estimated selling price less a reasonable profit allowance for selling effort and shipping costs.

r.	We recorded “Property, plant and equipment” at its fair value of $477.2. As outlined in ASC 820, the fair value measurement of our long-lived assets assumes the highest and best use of the asset by market participants, considering the use of the asset that is physically possible, legally permissible and financially feasible at the measurement date. Highest and best use is determined based on the use of the asset by market participants, even if the intended use of the asset by the Company is different. Our estimation of fair value represents level 3 measurements within the fair value hierarchy.

The components of “Property, plant and equipment” as of June 1, 2010 are as follows:

	(Successor)	(Predecessor)
Land	$111.1	$110.5
Buildings and improvements	71.9	117.4
Production equipment and machinery	268.4	311.9
Office furniture, equipment and other	25.8	47.1

Total Property, plant and equipment	477.2	586.9
Accumulated depreciation	—	(121.9)

Total Property, plant and equipment, net	$477.2	$465.0

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

s.	Intangible assets were recorded at fair value in accordance with ASC 820 and represent level 3 measurements within the fair value hierarchy. The following is a summary of the approaches used to determine the fair value of our significant intangible assets:

•	We recorded $5.9 for the fair value of developed technology. The relief from royalty method was used to calculate the fair value of developed technology. The significant assumptions used included:

•	Forecasted revenue associated with the developed technology;

•	Royalty rates based on licensing arrangements for similar technologies and obsolescence factors by technology category;

•	Discount rates ranging from 19.0% to 21.0% based on our overall cost of equity adjusted for perceived business risks related to these developed technologies; and

•	Estimated economic life of 25 years.

•	The relief from royalty method was also used to calculate the fair value of our trade names which totaled $16.8. The significant assumptions used in this method included:

•	Forecasted revenue for each trade name;

•	Royalty rates based on licensing arrangements for the use of trademarks in the Company’s industry and related industries;

•	Discount rates ranging from 19.0% to 21.0% based on our overall cost of equity adjusted for perceived business risks related to these intangible assets; and

•	Indefinite economic lives for our trade names.

•	An excess earnings approach was used to calculate the fair value of our customer relationships which totaled $28.3. The significant assumptions used in this approach included:

•	Forecasted revenue;

•	Customer retention rates;

•	Profit margins;

•	Discount rates ranging from 22.0% to 24.0% based on our overall cost of equity adjusted for perceived business risks related to these customer relationships; and

•	Estimated economic lives ranging from 15 to 20 years.

t.	We recorded “Accrued pension benefits” of $185.3, an increase of $25.0 compared to the amounts recorded by the Predecessor, based on actuarial measurements as of the Effective Date. The weighted-average discount rate utilized to measure the plans on the Effective Date was 5.6% and 5.0% for the U.S. and European plans, respectively.

Liabilities Subject to Compromise

Certain prepetition liabilities were subject to compromise under the Plan and were reported by the Predecessor at amounts allowed or expected to be allowed by the Bankruptcy Court. Certain of these claims were resolved and satisfied as of the Effective Date, while others have been or will be resolved in periods subsequent to emergence from Chapter 11. Although the final allowed amount of certain disputed general unsecured claims (Class 5 claims) has not yet been determined, our liability associated with these disputed claims was discharged upon our emergence from Chapter 11. Future dispositions with respect to certain allowed Class 5 claims will be satisfied out of our reserve for outstanding claims recorded in “Accrued liabilities” established for that purpose, which totaled $1.5 and $3.7 at December 31, 2011 and 2010, respectively. Accordingly, the future resolution of these disputed claims will not have an impact on our post-emergence financial condition, results of operations or cash flows. Although the Successor does maintain reserves for certain agreed-upon administrative claims, if

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

disputed administrative claims are settled for more than the amounts currently reserved, the Successor is obligated to fund those claims pursuant to the Plan. As the Bankruptcy Court will determine the resolution of these disputes subsequent to, in certain cases, future hearings, management is unable to estimate a range of potential losses, if any, related to these claims. Any future claims allowed by the Court will be recorded within “Reorganization items, net” in the Consolidated Statements of Operations.

A summary of liabilities subject to compromise reflected in the Predecessor Consolidated balance sheet as of June 1, 2010, is shown below:

(Predecessor) June 1, 2010
Accounts payable	$102.9
Accrued liabilities	12.4
Derivative financial instruments	98.9
Roll-up loans, net of discount of $1.7	569.4
2006 Senior notes, net of discount of $14.5	583.5
2006 Senior subordinated notes, net of discount of $13.6	385.4
2007 senior notes, net of discount of $6.8	98.6
Term loan facility, net of discount of $13.7	633.2
Interest payable	26.3
Other liabilities	19.5

Total liabilities subject to compromise	$2,530.1

Reorganization Items, net

Professional advisory fees and other costs directly associated with our reorganization are reported as reorganization items pursuant to ASC 852. Reorganization items also include provisions and adjustments to record the carrying value of certain prepetition liabilities at their estimated allowable claim amounts as well as the impact of the liquidation of Canada LP in 2009. Fresh-start accounting adjustments reflect the pre-tax impact of the application of fresh-start accounting.

The “Reorganization Items, net” in the Consolidated Statement of Operations consisted of the following items:

	(Successor)		(Predecessor)
	For the year ended December 31, 2011	For the seven months ended December 31, 2010	For the five months ended May 31, 2010	For the year ended December 31, 2009
Gain on settlement of liabilities subject to compromise	$—	$—	$(2,204.0)	$(1.8)
Fresh-start accounting	—	—	(61.6)	—
Professional fees and expenses	1.5	5.5	34.3	38.0
Write-off of debt issuance costs	—	—	7.6	6.8
U.S. Trustee fees	—	0.4	0.6	0.7
Derivative financial instruments valuation adjustment	—	—	—	88.1
Liquidation of Canada LP	(2.4)	—	(5.1)	(8.7)
Other	(0.4)	1.5	0.9	—

Total Reorganization Items, net	$(1.3)	$7.4	$(2,227.3)	$123.1

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

5. RESTRUCTURING AND IMPAIRMENT CHARGES

2011 Charges

During the year ended December 31, 2011, we recorded $4.4 of cash restructuring charges for employee severance and benefit costs, including $3.1 related to the Company’s reduction in force initiatives implemented at our Bonn, Germany facility. No further charges are anticipated related to this restructuring program.

The following table presents a reconciliation of the beginning and ending balances of the restructuring liability:

	Employee severance and benefit costs	Exit costs	Total
Balance at January 1, 2009 (Predecessor)	$17.8	$6.4	$24.2
Charges recorded in the statement of operations	36.8	4.9	41.7
Amounts recorded in purchase accounting	(0.1)	(0.3)	(0.4)
Cash payments	(41.7)	(3.9)	(45.6)
Non-cash utilization	(0.4)	(0.2)	(0.6)
Liquidation of Canada LP	(0.5)	(5.8)	(6.3)
Currency translation	2.2	(0.6)	1.6

Balance at December 31, 2009 (Predecessor)	$14.1	$0.5	$14.6
Charges recorded in the statement of operations	0.2	—	0.2
Cash payments	(5.0)	(0.5)	(5.5)
Fresh-start accounting adjustment	2.0	—	2.0
Currency translation	(1.3)	—	(1.3)

Balance at June 1, 2010 (Successor)	$10.0	$—	$10.0
Charges recorded in the statement of operations	12.1	—	12.1
Cash payments	(3.3)	—	(3.3)
Currency translation	0.7	—	0.7

Balance at December 31, 2010 (Successor)	$19.5	$—	$19.5
Charges recorded in the statement of operations	4.4	—	4.4
Cash payments	(3.8)	—	(3.8)
Currency translation	(1.1)	—	(1.1)

Balance at December 31, 2011 (Successor)	$19.0	$—	$19.0

2010 Charges

During the seven months ended December 31, 2010, we recorded $12.1 of cash restructuring charges, including $11.1 related to the Company’s reduction in force initiatives at our Duffel, Belgium facility and $1.0 of restructuring charges primarily related to employee termination benefits associated with work force reductions at our Bonn, Germany facility initiated in 2010. Payments totaling $0.3 were made during the seven months ended December 31, 2010 related to the Bonn work force reduction. As of December 31, 2011, no further charges are anticipated related to this restructuring program.

During 2009, we expanded and finalized our workforce reduction at our Duffel, Belgium facility which eliminated approximately 400 positions. During 2010, certain previously terminated individuals associated with the reduction in workforce initiative implemented at our Duffel, Belgium facility filed unfair dismissal employment suits in a Belgian labor court requesting additional severance payments. In connection with these

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

pending suits, we evaluated the individual facts and circumstances and concluded that it is probable that the Company will be required to pay additional severance amounts to some of the former employees. As of December 31, 2011, a reserve totaling $9.0 remains for these additional severance amounts as well as related interest and legal fees.

During the five months ended May 31, 2010, we recorded $1.3 of cash restructuring charges and $1.7 of non-cash gains. The activity primarily resulted from the following restructuring items:

•

Certain of our postretirement benefit plans were amended to eliminate retiree medical benefits for salaried employees/retirees. As a result of these amendments, gains of $1.1 and $1.0 were recorded associated with our RPNA and RPEU segments, respectively.

•	We recorded $0.8 of costs associated with environmental remediation efforts required at our Rockport, Indiana facility within our RPNA segment.

2009 Charges

During the year ended December 31, 2009, we recorded non-cash impairment charges totaling $672.4, $45.7, $40.4 and $29.9 related to our long-lived assets, indefinite-lived intangible assets, goodwill and finite-lived intangibles, respectively. We also recorded $41.7 and $32.8 of other cash and non-cash charges, respectively, associated with plant closures and other restructuring initiatives during the year ended December 31, 2009. Included within these amounts are $33.5 and $24.3 of cash and non-cash restructuring charges recorded in 2009 related to restructuring activities initiated in 2008, the majority of which relates to the Duffel restructuring discussed above.

2009 Impairments

In 2009, we recorded impairment charges totaling $40.4 related to goodwill and $45.7 related to other indefinite-lived intangible assets. These impairments, which have been included within the operating results of the Corporate segment, consisted of goodwill impairment related to the RSAA operating segment and trade name impairments totaling $31.7 and $14.0 related to the RSAA and RPNA operating segments, respectively. We also recorded impairment charges associated with certain technology, customer contract and supply contract intangible assets totaling $29.9 in 2009. The impairments consisted of $22.8, $1.4 and $5.7 associated with our RPEU, RSEU and RSAA segments, respectively. These impairments are also described in Note 2, “Summary of Significant Accounting Policies.”

In accordance with ASC 360, several indicators of impairment were identified in the fourth quarter of 2009 including the finalization of the forecast model developed by the Company and its financial advisors to determine the initial Plan value. The results of the forecast identified a deficiency in the fair value of the business as a whole compared to its carrying value, and therefore, we determined that the associated long-lived assets were required to be tested for impairment. These impairment tests resulted in the Company recording impairment charges totaling $672.4 related to property, plant and equipment and $29.9 related to finite-lived intangible assets in the RSAA, RPEU, Extrusions and RSEU operating segments. No impairments were necessary for the RPNA segment as the undiscounted cash flows exceeded the carrying amount of this asset group. We conducted our analysis under the premise of fair value in-exchange. An analysis of the earnings capability of the related assets indicated that there would not be sufficient cash flows available to justify investment in the assets under a fair value in-use premise. These impairments are also described in Note 2, “Summary of Significant Accounting Policies.”

The 2009 impairments were primarily a result of the continued adverse climate for our business, including the erosion of the capital, credit, commodities, automobile and housing markets as well as the global economy.

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

2009 Restructuring Activities

During 2009, we closed our RPNA segment headquarters in Louisville, Kentucky and sold our Terre Haute, Indiana facility. We recorded cash restructuring charges totaling $2.2 primarily related to severance costs and recorded asset impairment charges totaling $3.5 relating to property, plant and equipment. We based the determination of the impairments of these assets on the undiscounted cash flows expected to be realized from the affected assets and recorded the related assets at fair value. Other work force reductions across the RPNA operations resulted in the recording of $2.4 of employee termination benefits.

6. INVENTORIES

The components of our “Inventories” as of December 31, 2011 and 2010 are as follows:

	(Successor)
	December 31,
	2011	2010
Finished goods	$175.6	$183.3
Raw materials	226.5	227.2
Work in process	162.5	184.1
Supplies	21.1	19.0

Total	$585.7	$613.6

7. PROPERTY, PLANT AND EQUIPMENT

The components of our consolidated property, plant and equipment are as follows:

	(Successor)
	December 31,
	2011	2010
Land	$131.1	$117.6
Buildings and improvements	88.9	75.6
Production equipment and machinery	375.9	301.6
Office furniture, equipment and other	176.5	52.1

	772.4	546.9
Accumulated depreciation	(101.9)	(36.9)

	$670.5	$510.0

Our depreciation expense, including amortization of capital leases, and repair and maintenance expense was as follows:

	(Successor)		(Predecessor)
	For the year ended December 31, 2011	For the seven months ended December 31, 2010	For the five months ended May 31, 2010	For the year ended December 31, 2009
Depreciation expense included in SG&A	$4.2	$3.3	$1.4	$10.4
Depreciation expense included in cost of sales	64.0	33.8	18.3	143.9
Repair and maintenance expense	114.7	68.2	37.6	76.0

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

8. OTHER INTANGIBLE ASSETS

The following table details our intangible assets as of December 31, 2011 and 2010:

	(Successor)				(Successor)
	December 31, 2011				December 31, 2010
	Gross carrying amount	Accumulated amortization	Net amount	Average life	Gross carrying amount	Accumulated amortization	Net amount
Trade names	$16.8	$—	$16.8	Indefinite	$16.8	$—	$16.8
Technology	5.9	(0.4)	5.5	25 years	5.9	(0.1)	5.8
Customer relationships	28.3	(2.9)	25.4	15 years	28.3	(1.2)	27.1

Total	$51.0	$(3.3)	$47.7	17 years	$51.0	$(1.3)	$49.7

The following table presents amortization expense, which has been classified within “Selling, general and administrative expense” in the Consolidated Statement of Operations:

	(Successor)		(Predecessor)
	For the year ended December 31, 2011	For the seven months ended December 31, 2010	For the five months ended May 31, 2010	For the year ended December 31, 2009
Amortization expense	$2.1	$1.3	$0.5	$14.1

The following table presents estimated amortization expense for the next five years:

2012	$2.1
2013	2.1
2014	2.1
2015	2.1
2016	2.1

Total	$10.5

9. ACCRUED LIABILITIES

Accrued liabilities at December 31, 2011 and 2010 consisted of the following:

	(Successor)
	December 31,
	2011	2010
Employee-related costs	$67.8	$50.0
Accrued professional fees	13.2	12.0
Toll liability	27.0	24.5
Accrued taxes	30.2	17.3
Accrued interest	15.2	1.8
Accrued restructuring	13.6	13.4
Accrued capital expenditures	15.1	9.5
Derivative financial instruments	14.1	5.6
Other liabilities	36.9	31.1

	$233.1	$165.2

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

10. ASSET RETIREMENT OBLIGATIONS

Our asset retirement obligations consist of legal obligations associated with the closure of our active landfills as well as costs to remove asbestos and underground storage tanks and other legal or contractual obligations associated with the ultimate closure of our manufacturing facilities. As a result of the application of fresh-start accounting, on the Effective Date all of our other asset retirement obligations were adjusted from their historical amounts to fair value resulting in a $1.3 reduction in our reserve.

The changes in the carrying amount of asset retirement obligations for the year ended December 31, 2011, the seven months ended December 31, 2010, the five months ended May 31, 2010 and the year ended December 31, 2009 are as follows:

	(Successor)		(Predecessor)
	For the year ended December 31, 2011	For the seven months ended December 31, 2010	For the five months ended May 31, 2010	For the year ended December 31, 2009
Balance at the beginning of the period	$12.9	$14.9	$17.4	$17.6
Revisions and liabilities incurred	1.3	(0.2)	(0.4)	1.6
Accretion expense	0.5	0.4	0.2	0.8
Payments	(1.0)	(2.3)	(0.6)	(2.6)
Translation and other charges	—	0.1	(0.4)	—

Balance at the end of the period	$13.7	$12.9	$16.2	$17.4

11. LONG-TERM DEBT

Our debt is summarized as follows:

	(Successor)
	December 31,
	2011	2010
ABL Facility	$—	$—
Senior Notes, net of discount of $8.8	491.2	—
Exchangeable notes, net of discount of $0.9	44.1	44.1
China Loan Facility, net of discount of $1.0	55.9	—
Other	10.8	6.3

Total debt	602.0	50.4
Less: Current portion of long-term debt	6.9	5.3

Total long-term debt	$595.1	$45.1

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

Maturities of Long-Term Debt

Scheduled maturities of our long-term debt (including capital leases) subsequent to December 31, 2011 are as follows:

2012	$6.9
2013	1.3
2014	1.1
2015	0.7
2016	9.8
After 2016	592.9

Total	$612.7

ABL Facility

In connection with the Debtors’ emergence from bankruptcy, Aleris International, Inc. entered into an asset backed multi-currency revolving credit facility. On June 30, 2011 Aleris International, Inc. amended and restated the ABL Facility. The amended and restated ABL Facility is a $600.0 revolving credit facility which permits multi-currency borrowings up to $600.0 by our U.S. subsidiaries, up to $240.0 by Aleris Switzerland GmbH (a wholly owned Swiss subsidiary), and $15.0 by Aleris Specification Alloy Products Canada Company (a wholly owned Canadian subsidiary). Aleris International, Inc. and certain of its U.S. and international subsidiaries are borrowers under this ABL Facility. The availability of funds to the borrowers located in each jurisdiction is subject to a borrowing base for that jurisdiction, and the jurisdictions in which certain subsidiaries of such borrowers are located, calculated on the basis of a predetermined percentage of the value of selected accounts receivable and U.S., Canadian and certain European inventory, less certain ineligible accounts receivable and inventory. The level of our borrowing base and availability under the ABL Facility fluctuates with the underlying London Metal Exchange (“LME”) price of aluminum which impacts both accounts receivable and inventory values included in our borrowing base. Non-U.S. borrowers also have the ability to borrow under this ABL Facility based on excess availability under the borrowing base applicable to the U.S. borrowers, subject to certain sublimits. The ABL Facility provides for the issuance of up to $75.0 of letters of credit as well as borrowings on same-day notice, referred to as swingline loans that are available in U.S. dollars, Canadian dollars, Euros, and certain other currencies. As of December 31, 2011, we estimate that our borrowing base would have supported borrowings up to $428.9. After giving effect to outstanding letters of credit of $39.1, we had $389.8 available for borrowing as of December 31, 2011.

Borrowings under the ABL Facility bear interest at a rate equal to the following, plus an applicable margin ranging from 0.75% to 2.50%:

•

in the case of borrowings in U.S. dollars, a LIBOR rate or a base rate determined by reference to the higher of (1) Bank of America’s prime lending rate, (2) the overnight federal funds rate plus 0.5% or (3) a Eurodollar rate determined by Bank of America plus 1.0%;

•	in the case of borrowings in Euros, a euro LIBOR rate determined by Bank of America; and

•	in the case of borrowings in Canadian dollars, a Canadian prime rate.

As of December 31, 2011 and 2010, we had no amounts outstanding under the ABL Facility.

In addition to paying interest on any outstanding principal under the ABL Facility, we are required to pay a commitment fee in respect of unutilized commitments of 0.50% if the average utilization is less than 33% for any

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

applicable period, 0.375% if the average utilization is between 33% and 67% for any applicable period, and 0.25% if the average utilization is greater than 67% for any applicable period. We must also pay customary letters of credit fees and agency fees.

The ABL Facility is subject to mandatory prepayment with (i) 100% of the net cash proceeds of certain asset sales, subject to certain reinvestment rights; (ii) 100% of the net cash proceeds from issuance of debt, other than debt permitted under the ABL Facility; and (iii) 100% of net cash proceeds from certain insurance and condemnation payments, subject to certain reinvestment rights.

In addition, if at any time outstanding loans, unreimbursed letter of credit drawings and undrawn letters of credit under the ABL Facility exceed the applicable borrowing base in effect at such time, the Company is required to repay outstanding loans or cash collateralize letters of credit in an aggregate amount equal to such excess, with no reduction of the commitment amount. If the amount available under the ABL Facility is less than the greater of (x) $50.0 and (y) 15.0% of the lesser of the total commitments or the borrowing base under the ABL Facility or an event of default is continuing, we are required to repay outstanding loans with the cash we are required to deposit in collection accounts maintained with the agent under the ABL Facility.

We may voluntarily reduce the unutilized portion of the commitment amount and repay outstanding loans at any time upon three business days prior written notice without premium or penalty other than customary “breakage” costs with respect to Eurodollar, euro LIBOR and EURIBOR loans.

There is no scheduled amortization under the ABL Facility. The principal amount outstanding will be due and payable in full at maturity, on June 29, 2016 unless extended pursuant to the credit agreement.

The ABL Facility is secured, subject to certain exceptions (including appropriate limitations in light of U.S. federal income tax considerations on guaranties and pledges of assets by foreign subsidiaries, and certain pledges of such foreign subsidiaries’ stock, in each case to support loans to us or our domestic subsidiaries), by a first-priority security interest in substantially all of our current assets and related intangible assets located in the U.S., substantially all of the current assets and related intangible assets of substantially all of our wholly owned domestic subsidiaries located in the U.S., substantially all of the current assets and related intangible assets of the Canadian Borrower located in Canada and substantially all of the current assets (other than inventory located outside the United Kingdom) and related intangibles of Aleris Recycling (Swansea) Ltd. and Aleris Switzerland GmbH and certain of its subsidiaries. The borrowers’ obligations under the ABL Facility are guaranteed by certain of our existing and future direct and indirect subsidiaries.

The ABL Facility contains a number of covenants that, among other things and subject to certain exceptions, restrict our ability and the ability of our subsidiaries to:

•	incur additional indebtedness;

•	pay dividends on our common stock and make other restricted payments;

•	make investments and acquisitions;

•	engage in transactions with our affiliates;

•	sell assets;

•	merge; and

•	create liens.

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

Although the credit agreement governing the ABL Facility generally does not require us to comply with any financial ratio maintenance covenants, if the amount available under the ABL Facility is less than the greater of (x) $45.0 or (y) 12.5% of the lesser of (i) the total commitments or (ii) the borrowing base under the ABL Facility at any time, a minimum fixed charge coverage ratio (as defined in the credit agreement) of at least 1.0 to 1.0 will apply. The credit agreement also contains certain customary affirmative covenants and events of default. We were in compliance with all of the covenants set forth in the credit agreement as of December 31, 2011.

Senior Notes

On February 9, 2011, Aleris International, Inc. issued $500.0 aggregate original principal amount of 7 5/8% Senior Notes due 2018 (the “Senior Notes”) under an indenture (the “Indenture”) with U.S. Bank National Association, as trustee. Interest on the Senior Notes is payable in cash semi-annually in arrears on February 15th and August 15th of each year. The Senior Notes mature on February 15, 2018.

The Senior Notes are jointly and severally, irrevocably and unconditionally guaranteed on a senior unsecured basis, by each direct and indirect restricted subsidiary that is a domestic subsidiary and that guarantees our obligations under the ABL Facility, as primary obligor and not merely as surety. The Senior Notes and the guarantees thereof are our unsecured senior obligations and rank (i) equally in right of payment to all of our existing and future debt and other obligations that are not, by their terms, expressly subordinated in right of payment to the Senior Notes; (ii) effectively subordinated in right of payment to all of our existing and future secured debt (including any borrowings under the ABL Facility), to the extent of the value of the assets securing such debt; (iii) structurally subordinated to all existing and future debt and other obligations, including trade payables, of each of our subsidiaries that is not a guarantor of the Senior Notes; and (iv) senior in right of payment to our existing and future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the Senior Notes, including our exchangeable notes.

We are not required to make any mandatory redemption or sinking fund payments with respect to the Senior Notes other than as set forth in the Indenture relating to certain tax matters, but under certain circumstances, we may be required to offer to purchase Senior Notes as described below. We may from time to time acquire Senior Notes by means other than redemption, whether by tender offer, in open market purchases, through negotiated transactions or otherwise, in accordance with applicable securities laws.

From and after February 15, 2014, we may redeem the Senior Notes, in whole or in part, upon not less than 30 nor more than 60 days’ prior notice at a redemption price equal to 105.7% of the principal amount, declining annually to 100.0% of the principal amount on February 15, 2017, plus accrued and unpaid interest, and Additional Interest (as defined in the Indenture), if any, thereon to the applicable redemption date.

Prior to February 15, 2013, we may, at our option, subject to certain conditions, redeem up to 35% of the original aggregate principal amount of the Senior Notes at a redemption price of 107.6% of the aggregate principal amount thereof, plus accrued and unpaid interest, and Additional Interest, if any, thereon to the redemption date, (plus the aggregate principal amount of any additional notes issued after the issue date) with the net cash proceeds of one or more equity offerings of Aleris International, Inc. or any direct or indirect parent of Aleris International, Inc. to the extent such proceeds are contributed to us provided that at least 65% of the sum of the aggregate principal amount of Senior Notes originally issued under the Indenture and the aggregate principal amount of any additional notes issued under the Indenture after the issue date remain outstanding immediately after the occurrence of each such redemption and each such redemption occurs within 180 days of the date of closing of each equity offering. Prior to February 15, 2013, we also may, but not more than one time during each twelve month period, redeem, in the aggregate, up to 10% of the sum of the original principal

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

amount of the Senior Notes (and the original principal amount of any additional notes) issued under the Indenture at a redemption price equal to 103% of the aggregate principal amount thereof, plus accrued and unpaid interest, and Additional Interest, if any, thereon to the applicable redemption date. At any time prior to February 15, 2014, we may redeem all or a part of the Senior Notes, upon not less than 30 nor more than 60 days’ prior notice, at a redemption price equal to 100% of the principal amount of Senior Notes redeemed plus an applicable premium, as provided in the Indenture, as of, and accrued and unpaid interest and Additional Interest, if any, to the redemption date.

Upon the occurrence of a change in control (as defined in the Indenture), each holder of the Senior Notes has the right to require us to repurchase some or all of such holder’s Senior Notes at a price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and Additional Interest, if any, to the purchase date.

If we or our restricted subsidiaries engage in an asset sale (as defined in the Indenture), we generally must either invest the net cash proceeds from such sales in our business within a specified period of time, permanently reduce senior debt, permanently reduce senior subordinated debt, permanently reduce debt of a restricted subsidiary that is not a subsidiary guarantor or make an offer to purchase a principal amount of the notes equal to the net cash proceeds, subject to certain exceptions. The purchase price of the notes will be 100% of their principal amount, plus accrued and unpaid interest.

The Indenture contains covenants that limit our ability and certain of our subsidiaries’ ability to:

•	incur additional debt;

•	pay dividends or distributions on our capital stock or redeem, repurchase or retire our capital stock or subordinated debt;

•	issue preferred stock of restricted subsidiaries;

•	make certain investments;

•	create liens on our or our subsidiary guarantors’ assets to secure debt;

•	enter into sale and leaseback transactions;

•	create restrictions on the payment of dividends or other amounts to us from our restricted subsidiaries that are not guarantors of the notes;

•	enter into transactions with affiliates;

•	merge or consolidate with another company; and

•	sell assets, including capital stock of our subsidiaries.

These covenants are subject to a number of important limitations and exceptions.

The Indenture also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, interest and any other monetary obligations on all outstanding Senior Notes to be due and payable immediately. We were in compliance with all covenants set forth in the Indenture as of December 31, 2011.

Aleris International, Inc. used the net proceeds from the sale of the Senior Notes to pay us cash dividends of approximately $500.0, which was then paid as a dividend, pro rata, to our stockholders.

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

On October 14, 2011, we exchanged the Senior Notes for $500.0 of new 7 5/8% Senior Notes due 2018 that have been registered under the Securities Act of 1933, as amended. The notes issued in the exchange offer are substantially identical to the Senior Notes, except that the new notes have been registered under the federal securities laws, are not subject to transfer restrictions, are not entitled to certain registration rights and will not provide for the payment of additional interest under circumstances relating to the timing of the exchange offer.

Exchangeable Notes

On the Effective Date, Aleris International, Inc. issued $45.0 aggregate principal amount of 6.0% senior subordinated exchangeable notes. The exchangeable notes are scheduled to mature on June 1, 2020. The exchangeable notes have exchange rights at the holder’s option, after June 1, 2013, and are exchangeable for common stock at a rate equivalent to 47.20 shares of common stock per $1,000 principal amount of exchangeable notes (after adjustment for the payment of the dividends in 2011), subject to further adjustment. The exchangeable notes may be redeemed at the Company’s option at specified redemption prices on or after June 1, 2013 or upon a fundamental change.

The Exchangeable Notes are our unsecured, senior subordinated obligations and rank (i) junior to all of our existing and future senior indebtedness, including the ABL Facility; (ii) equally to all of our existing and future senior subordinated indebtedness; and (iii) senior to all of our existing and future subordinated indebtedness.

China Loan Facility

In March 2011, Aleris Zhenjiang entered into the China Loan Facility, a non-recourse multi-currency secured revolving and term loan facility with the Bank of China Limited, Zhenjiang Jingkou Sub-Branch. The China Loan Facility originally consisted of a $100.0 term loan, a RMB 532.0 term loan (or equivalent to $83.7) and a combined USD/RMB revolving credit facility up to an aggregate amount equivalent to $35.0. In December 2011, the agreement was amended and now consists of a $30.0 term loan facility, a RMB 997.5 term loan facility (or equivalent to approximately $157.0) and a RMB 232.8 (or equivalent to approximately $36.6) revolving credit facility. The interest on the term USD facility is six month USD LIBOR plus 5.0% and the interest rate on the term RMB facility and the revolving credit facility is 110% of the base rate applicable to any loan denominated in RMB of the same tenor, as announced by the People’s Bank of China. As of December 31, 2011, $56.7 was drawn under the term loan facility. Draws on the revolving facility begin in 2013. The final maturity date for all borrowings under the China Loan Facility is May 21, 2021. Aleris Zhenjiang is an unrestricted subsidiary under the indenture governing the Senior Notes.

The China Loan Facility contains certain customary covenants and events of default. The China Loan Facility requires Aleris Zhenjiang to, among other things, maintain a certain ratio of outstanding term loans to invested equity capital. In addition, among other things and subject to certain exceptions, Aleris Zhenjiang is restricted in its ability to:

•

repay loans extended by Aleris Zhenjiang’s shareholders prior to repaying loans under the China Loan Facility or make the China Loan Facility junior to any other debts incurred of the same class for the project;

•	distribute any dividend or bonus to shareholders if its pre-tax profit is insufficient to cover a loss or not used to discharge principal, interest and expenses;

•	dispose of any assets in a manner that will materially impair its ability to repay debts;

•	provide guarantees to third parties above a certain threshold that use assets that are financed by the China Loan Facility;

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

•	permit any individual investor or key management personnel changes that result in a material adverse effect;

•	use any proceeds from the China Loan Facility for any purpose other than as set forth therein; and

•	enter into additional financing to expand or increase the production capacity of the project.

Aleris Zhenjiang was in compliance with all of the covenants set forth in the China Loan Facility as of December 31, 2011.

12. EMPLOYEE BENEFIT PLANS

Defined Contribution Pension Plans

The Company’s defined contribution plans cover substantially all U.S. employees not covered under collective bargaining agreements and certain employees covered by collective bargaining agreements. The plans provide both profit sharing and employer matching contributions as well as an age-based and salary-based contribution. Effective January 1, 2009, the plan for employees not covered under collective bargaining agreements was amended to suspend the age and salary contribution and on April 1, 2009, this same plan was amended to suspend profit sharing and matching contributions. Effective July 1, 2010 and January 1, 2011, the plan was amended to reinstate the matching contribution provision and the age-based and salary-based contributions, respectively.

Our match of employees’ contributions under our defined contribution plans for the year ended December 31, 2011, the seven months ended December 31, 2010, the five months ended May 31, 2010 and the year ended December 31, 2009 are as follows:

	(Successor)		(Predecessor)
	For the year ended December 31, 2011	For the seven months ended December 31, 2010	For the five months ended May 31, 2010	For the year ended December 31, 2009
Company match of employee contributions	$3.9	$1.5	$0.3	$1.4

Defined Benefit Pension Plans

Our U.S. defined benefit pension plans cover certain salaried and non-salaried employees at our corporate headquarters and within our RPNA segment. The plan benefits are based on age, years of service and employees’ eligible compensation during employment for all employees not covered under a collective bargaining agreement and on stated amounts based on job grade and years of service prior to retirement for non-salaried employees covered under a collective bargaining agreement.

The Plan provided that a condition precedent to the entry of the confirmation order was the termination of our U.S. pension benefits. The Debtors, with the consent of the Backstop Parties, waived this condition precedent and assumed these benefit plans on May 13, 2010. On the Effective Date, we made $4.8 of contributions for past due amounts to satisfy the minimum funding requirements.

Our German subsidiaries sponsor various defined benefit pension plans for their employees. These plans are based on final pay and service, but some senior officers are entitled to receive enhanced pension benefits. Benefit payments are financed, in part, by contributions to a relief fund which establishes a life insurance contract to

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

secure future pension payments; however, the plans are substantially unfunded plans under German law. The unfunded accrued pension costs are covered under a pension insurance association under German law if we are unable to fulfill our obligations.

The components of the net periodic benefit expense for the year ended December 31, 2011, the seven months ended December 31, 2010, the five months ended May 31, 2010 and the year ended December 31, 2009 are as follows:

	U.S. pension benefits
	(Successor)		(Predecessor)
	For the year ended December 31, 2011	For the seven months ended December 31, 2010	For the five months ended May 31, 2010	For the year ended December 31, 2009
Service cost	$2.6	$1.3	$0.9	$1.9
Interest cost	7.5	4.7	3.3	7.9
Amortization of net loss	—	—	0.9	1.7
Amortization of prior service cost	—	—	—	0.1
Expected return on plan assets	(8.0)	(4.2)	(3.0)	(6.6)
Curtailment loss	—	—	—	0.4

Net periodic benefit cost	$2.1	$1.8	$2.1	$5.4

	European pension benefits
	(Successor)		(Predecessor)
	For the year ended December 31, 2011	For the seven months ended December 31, 2010	For the five months ended May 31, 2010	For the year ended December 31, 2009
Service cost	$2.5	$1.5	$0.9	$2.6
Interest cost	7.7	4.2	3.2	8.7
Amortization of net gain	—	—	(0.6)	(0.6)
Amortization of prior service cost	—	—	0.1	0.2
Expected return on plan assets	(0.1)	(0.1)	—	(0.1)
Curtailment gain	—	—	—	(0.1)

Net periodic benefit cost	$10.1	$5.6	$3.6	$10.7

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

As a result of the application of fresh-start accounting, on the Effective Date all of our pension benefit obligations were adjusted from their historical amounts to fair value resulting in a $25.0 increase in our benefit obligation. The changes in projected benefit obligations and plan assets during the year ended December 31, 2011, the seven months ended December 31, 2010 and the five months ended May 31, 2010, using a period-end measurement date, are as follows:

	U.S. pension benefits
	(Successor)		(Predecessor)
	For the year ended December 31, 2011	For the seven months ended December 31, 2010	For the five months ended May 31, 2010
Change in projected benefit obligations
Projected benefit obligation at beginning of period	$149.9	$145.4	$142.5
Plan amendments	0.9	—	—
Service cost	2.6	1.3	0.9
Interest cost	7.5	4.7	3.3
Actuarial loss (gain)	14.4	6.0	(3.2)
Expenses paid	(1.0)	(0.8)	(0.2)
Benefits paid	(9.3)	(6.7)	(2.9)

Projected benefit obligation at end of period	$165.0	$149.9	$140.4

Change in plan assets
Fair value of plan assets at beginning of period	$97.0	$82.3	$85.6
Employer contributions	12.1	9.9	—
Actual return (loss) on plan assets	0.8	12.3	(0.2)
Expenses paid	(1.0)	(0.8)	(0.2)
Benefits paid	(9.3)	(6.7)	(2.9)

Fair value of plan assets at end of period	$99.6	$97.0	$82.3

Net amount recognized	$(65.4)	$(52.9)	$(58.1)

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

	European pension benefits
	(Successor)		(Predecessor)
	For the year ended December 31, 2011	For the seven months ended December 31, 2010	For the five months ended May 31, 2010
Change in projected benefit obligations
Projected benefit obligation at beginning of period	$139.9	$134.3	$131.5
Service cost	2.5	1.5	0.9
Interest cost	7.7	4.2	3.2
Actuarial loss (gain)	11.2	(8.3)	1.1
Benefits paid	(6.5)	(3.5)	(2.3)
Translation and other	(5.6)	11.7	(20.1)

Projected benefit obligation at end of period	$149.2	$139.9	$114.3

Change in plan assets
Fair value of plan assets at beginning of period	$2.5	$2.1	$2.2
Employer contributions	7.1	3.9	2.5
Actual loss on plan assets	(0.1)	(0.1)	—
Benefits paid	(6.5)	(3.5)	(2.3)
Translation and other	(0.1)	0.1	(0.3)

Fair value of plan assets at end of period	$2.9	$2.5	$2.1

Net amount recognized	$(146.3)	$(137.4)	$(112.2)

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

The following table provides the amounts recognized in the Consolidated Balance Sheet as of December 31, 2011 and 2010:

	U.S. pension benefits		European pension benefits
	(Successor)		(Successor)
	December 31,		December 31,
	2011	2010	2011	2010
Accrued liabilities	$—	$—	$5.5	$5.8
Accrued pension benefits	65.4	52.9	140.8	131.6

Net amount recognized	$65.4	$52.9	$146.3	$137.4

Amounts recognized in other comprehensive income (before tax) consist of:
Net actuarial loss (gain)	$19.6	$(2.2)	$2.7	$(8.1)
Net prior service cost	0.9	—	—	—

	$20.5	$(2.2)	$2.7	$(8.1)

Amortization expected to be recognized during next fiscal year (before tax):
Amortization of net loss	$(0.3)	$—	$—	$—
Amortization of prior service cost	(0.1)	—	—	—

	$(0.4)	$—	$—	$—

Additional information
Accumulated benefit obligation for all defined benefit pension plans	$165.0	$149.9	$143.7	$134.8

For defined benefit pension plans with projected benefit obligations in excess of plan assets:
Aggregate projected benefit obligation	165.0	149.9	149.2	139.9
Aggregate fair value of plan assets	99.6	97.0	2.9	2.5

For defined benefit pension plans with accumulated benefit obligations in excess of plan assets:
Aggregate accumulated benefit obligation	165.0	149.9	143.7	134.8
Aggregate fair value of plan assets	99.6	97.0	2.9	2.5
Projected employer contributions for 2012	15.3		6.9

Plan Assumptions. We are required to make assumptions regarding such variables as the expected long-term rate of return on plan assets and the discount rate applied to determine service cost and interest cost. Our objective in selecting a discount rate is to select the best estimate of the rate at which the benefit obligations could be effectively settled. In making this estimate, projected cash flows are developed and matched with a yield curve based on an appropriate universe of high-quality corporate bonds.

Assumptions for long-term rates of return on plan assets are based upon historical returns, future expectations for returns for each asset class and the effect of periodic target asset allocation rebalancing. The results are adjusted for the payment of reasonable expenses of the plan from plan assets. We believe these assumptions are appropriate based upon the mix of the investments and the long-term nature of the plans’ investments.

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

The weighted average assumptions used to determine benefit obligations are as follows:

	U.S. pension benefits
	(Successor)
	As of December 31, 2011	As of December 31, 2010	As of June 1, 2010
Discount rate	4.50%	5.20%	5.61%

	European pension benefits
	(Successor)
	As of December 31, 2011	As of December 31, 2010	As of June 1, 2010
Discount rate	4.90%	5.40%	5.00%
Rate of compensation increases, if applicable	3.00	3.00	3.00

The weighted average assumptions used to determine the net periodic benefit cost for the year ended December 31, 2011, the seven months ended December 31, 2010, the five months ended May 31, 2010 and the year ended December 31, 2009 are as follows:

	U.S. pension benefits
	(Successor)		(Predecessor)
	For the year ended December 31, 2011	For the seven months ended December 31, 2010	For the five months ended May 31, 2010	For the year ended December 31, 2009
Discount rate	5.20%	5.61%	5.75%	6.25%
Expected return on plan assets	8.25	8.25	8.25	8.23

	European pension benefits
	(Successor)		(Predecessor)
	For the year ended December 31, 2011	For the seven months ended December 31, 2010	For the five months ended May 31, 2010	For the year ended December 31, 2009
Discount rate	5.40%	5.00%	6.10%	5.75%
Expected return on plan assets	4.20	4.15	4.32	5.23
Rate of compensation increase	3.00	3.00	3.00	3.01

Plan Assets. The weighted average plan asset allocations at December 31, 2011 and December 31, 2010 and the target allocations are as follows:

	Percentage of plan assets
	(Successor)
	2011	2010	Target allocation
Cash	22%	—%	—%
Equity	40	67	60
Fixed income	35	19	25
Real estate	—	11	12
Other	3	3	3

Total	100%	100%	100%

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

The principal objectives underlying the investment of the pension plans’ assets are to ensure that the Company can properly fund benefit obligations as they become due under a broad range of potential economic and financial scenarios, maximize the long-term investment return with an acceptable level of risk based on such obligations, and broadly diversify investments across and within the capital markets to protect asset values against adverse movements in any one market. The Company’s strategy balances the requirement to maximize returns using potentially higher return generating assets, such as equity securities, with the need to control the risk versus the benefit obligations with less volatile assets, such as fixed-income securities. At December 31, 2011, a significant portion of the U.S. pension plan assets were temporarily invested in cash as funds were in the process of being transferred to, and invested by, a new trustee. The investment of the U.S. pension plan assets will become finalized in 2012 following the target allocations shown above.

Investment practices must comply with the requirements of ERISA and any other applicable laws and regulations. The use of derivative instruments is permitted where appropriate and necessary for achieving overall investment policy objectives. Currently, the use of derivative instruments is not significant when compared to the overall investment portfolio.

The fair values of the Company’s pension plan assets at December 31, 2011 by asset class are as follows:

	Fair Value Measurements at December 31, 2011 using:
Asset class:	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash	$22.2	$22.2	$—	$—

Registered investment companies:
Large U.S. equity	13.2	13.2	—	—
Small / Mid U.S. equity	9.4	9.4	—	—
International equity	9.8	9.8	—	—
Fixed income	35.9	35.9	—	—
Limited partnership interests	9.1	—	—	9.1
Other	2.9	—	2.9	—

Total	$102.5	$90.5	$2.9	$9.1

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

The fair values of the Company’s pension plan assets at December 31, 2010 by asset class are as follows:

	Fair Value Measurements at December 31, 2010 using:
Asset class:	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Pooled separate accounts:
Large U.S. equity	$28.7	$—	$28.7	$—
Small / Mid U.S. equity	4.8	—	4.8	—
International equity	17.2	—	17.2	—
Fixed income	17.6	—	6.9	10.7

Registered investment companies:
Small / Mid U.S. equity	7.2	7.2	—	—
Fixed income	12.3	12.3	—	—
Limited partnership interests	9.2	—	—	9.2
Other	2.5	—	2.5	—

Total	$99.5	$19.5	$60.1	$19.9

The table below summarizes the activity in our pension plan assets classified within Level 3 of the fair value hierarchy. The determination to classify a pension plan asset within Level 3 is based upon the significance of the unobservable inputs to the overall fair value measurement. Level 3 pension plan assets typically include, in addition to the unobservable or Level 3 components, observable components, including current quoted market prices, which are validated to external sources. At December 31, 2010, certain of our pension plan assets were invested in various pooled separate accounts. There were no redemption restrictions on those investments, except for the Principal U.S. Property Separate Account (included in the fixed income class of pooled separate accounts shown in the table above). There were no unfunded commitments related to investments in pooled separate accounts at December 31, 2010. The Principal U.S. Property Separate Account invests mainly in commercial real estate and includes mortgage loans which are backed by the associated properties. Through March 25, 2011, this investment had a temporary withdrawal limitation related to past turmoil in the credit markets. However, with the release of these restrictions, this pension plan asset was transferred from Level 3 to Level 2 within the fair value hierarchy as of March 25, 2011. Additionally, this investment was sold in December 2011.

	Insurance company pooled separate account - fixed income	Limited partnership interests
Balance at January 1, 2010 (Predecessor)	$8.1	$9.3
Actual return on plan assets	0.2	(0.1)

Balance at June 1, 2010 (Successor)	8.3	9.2
Purchases	1.3	—
Actual return on plan assets	1.1	—

Balance at December 31, 2010 (Successor)	10.7	9.2
Transfers to Level 2	(11.0)
Actual return on plan assets	0.3	(0.1)

Balance at December 31, 2011 (Successor)	$—	$9.1
Total 2011 losses attributable to assets held at December 31, 2011	$—	$(0.1)

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

The following section describes the valuation methodologies used to measure the fair value of pension plan assets. There have been no changes in the methodologies used at December 31, 2011 and 2010.

•	Registered investment companies—Valued at net asset value (“NAV”) of shares at year-end based on quoted market prices.

•	Pooled separate accounts—Valued at the NAV of units held at year-end, which has been determined by dividing the fund’s net assets at fair value by its units outstanding at the valuation date.

•

Limited partnership interests—Valued based on the unit values of the fund which are determined by dividing the fund’s net assets at fair value by its units outstanding at the valuation date (as estimated by the issuers). The fair value of limited partnership interests is based upon the general partner’s own assumptions about the assumptions a market participant would use in pricing the assets and liabilities of the partnership.

Plan Contributions. Our funding policy for funded pensions is to make annual contributions based on advice from our actuaries and the evaluation of our cash position, but not less than minimum statutory requirements. Contributions for unfunded plans were equal to benefit payments. As a result of the Chapter 11 Petitions, contributions to our U.S. pension plans were suspended; however, upon emergence all past due contributions were made.

Expected Future Benefit Payments. The following benefit payments for our pension plans, which reflect expected future service, as appropriate, are expected to be paid for the periods indicated:

2012	$15.5
2013	16.6
2014	16.2
2015	17.0
2016	17.3
2017 - 2021	93.8

Other Postretirement Benefit Plans

We maintain health care and life insurance benefit plans covering certain corporate and RPNA segment employees. As a result of the application of fresh-start accounting, on the Effective Date all of our other postretirement benefit obligations were adjusted from their historical amounts to fair value resulting in a $2.7 increase in our benefit obligation. We accrue the cost of postretirement benefits within the covered employees’ active service periods. During the five months ended May 31, 2010, certain of our postretirement benefit plans were amended and a gain totaling $2.1 was recorded.

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

The financial status of the plans at December 31, 2011, December 31, 2010 and May 31, 2010, using a period-end measurement date, is as follows:

	(Successor)		(Predecessor)
	For the year ended December 31, 2011	For the seven months ended December 31, 2010	For the five months ended May 31, 2010
Change in benefit obligations
Benefit obligation at beginning of period	$53.0	$51.9	$52.6
Service cost	0.2	0.1	0.1
Interest cost	2.6	1.7	1.2
Benefits paid	(5.5)	(3.0)	(2.6)
Employee contributions	0.5	0.3	0.1
Plan curtailment gains	—	—	(2.6)
Medicare subsidies received	0.3	—	0.2
Actuarial loss	6.4	2.0	0.3
Translation and other	—	—	(0.1)

Benefit obligation at end of period	$57.5	$53.0	$49.2
Change in plan assets
Fair value of plan assets at beginning of period	$—	$—	$—
Employer contributions	4.7	2.7	2.3
Employee contributions	0.5	0.3	0.1
Medicare subsidies	0.3	—	0.2
Benefits paid	(5.5)	(3.0)	(2.6)

Fair value of plan assets at end of period	$—	$—	$—
Net amount recognized	$(57.5)	$(53.0)	$(49.2)

The following table provides the amounts recognized in the Consolidated Balance Sheet as of December 31, 2011 and 2010:

	(Successor)
	December 31,
	2011	2010
Accrued liabilities	$4.6	$4.5
Accrued postretirement benefits	52.9	48.5

Net amount recognized	$57.5	$53.0

Amounts recognized in other comprehensive income (before tax) consist of:
Net actuarial loss	$8.4	$2.0

	$8.4	$2.0

Amortization expected to be recognized during next fiscal year (before tax):
Amortization of net loss	$(0.3)	$—

	$(0.3)	$—

Additional information:
For plans with benefit obligations in excess of plan assets:
Aggregate benefit obligation	$57.5	$53.0
Aggregate fair value of plan assets	—	—

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

The components of net postretirement benefit expense for the year ended December 31, 2011, the seven months ended December 31, 2010, the five months ended May 31, 2010 and the year ended December 31, 2009 are as follows:

	(Successor)		(Predecessor)
	For the year ended December 31, 2011	For the seven months ended December 31, 2010	For the five months ended May 31, 2010	For the year ended December 31, 2009
Service cost	$0.2	$0.1	$0.1	$0.5
Interest cost	2.6	1.7	1.2	2.9
Amortization of prior service credit	—	—	(0.1)	(0.2)
Amortization of net loss	—	—	0.2	0.1
Curtailment recognized	—	—	—	(1.0)
Plan amendments	—	—	(2.1)	—

Net postretirement benefit expense	$2.8	$1.8	$(0.7)	$2.3

Plan Assumptions. We are required to make an assumption regarding the discount rate applied to determine service cost and interest cost. Our objective in selecting a discount rate is to select the best estimate of the rate at which the benefit obligations could be effectively settled. In making this estimate, projected cash flows are developed and are then matched with a yield curve based on an appropriate universe of high-quality corporate bonds.

The weighted average assumptions used to determine net postretirement benefit expense and benefit obligations are as follows:

	(Successor)		(Predecessor)
	For the year ended December 31, 2011	For the seven months ended December 31, 2010	For the five months ended May 31, 2010	For the year ended December 31, 2009
Discount rate used to determine expense	5.20%	5.61%	5.75%	6.25%
Discount rate used to determine end of period benefit obligations	4.30	5.20	5.61	5.75
Health care cost trend rate assumed for next year	7.70%	7.90%	8.10%	8.10%
Ultimate trend rate	4.50%	4.50%	4.50%	4.50%
Year rate reaches ultimate trend rate	2027	2027	2027	2027

Assumed health care cost trend rates have an effect on the amounts reported for postretirement benefit plans. A one-percentage change in assumed health care cost trend rates would have the following effects:

	1% increase	1% decrease
Effect on total service and interest components	$0.1	$(0.1)
Effect on postretirement benefit obligations	2.9	(2.5)

Plan contributions. Our policy for the plan is to make contributions equal to the benefits paid during the year.

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

Expected Future Benefit Payments. The following benefit payments are expected to be paid for the periods indicated:

	Gross benefit payment	Net of Medicare Part D subsidy
2012	$4.8	$4.5
2013	4.8	4.5
2014	4.8	4.6
2015	4.8	4.6
2016	4.8	4.5
2017 - 2021	21.6	20.8

Early Retirement Plans

Our Belgian and German subsidiaries sponsor various unfunded early retirement benefit plans. The obligations under these plans at December 31, 2011 and 2010 total $17.7 and $20.8, respectively, of which $5.7, the estimated payments under these plans for the year ending December 31, 2012, has been classified as a current liability at December 31, 2011.

13. STOCK-BASED COMPENSATION

Successor Stock-Based Compensation Plan

As contemplated by the Plan, on June 1, 2010 the Board of Directors approved the Aleris Corporation 2010 Equity Incentive Plan (the “2010 Equity Plan”). Subsequent to emergence, stock options, restricted stock units and restricted shares have been granted under the 2010 Equity Plan to certain members of senior management of the Company and other nonemployee directors. The options have been granted in one to three tranches with varying exercise prices ranging from $21.19 to $60.09 (after adjustment for the dividends described below). Substantially all stock options, regardless of the tranche, have a ten-year life and generally vest quarterly over four years. The restricted stock units and restricted shares also generally vest quarterly over four years. A portion of each tranche of stock options, as well as a portion of the restricted stock units and restricted shares, may vest upon a change in control event should the event occur prior to full vesting of these awards, depending on the amount of vesting that has already occurred at the time of the event in comparison to the change in the Backstop Parties’ overall level of the ownership that results from the event.

On February 28, 2011, June 30, 2011 and November 10, 2011, the Board of Directors paid a $9.60, $3.20 and $3.20 dividend per share to our stockholders as of February 17, 2011, June 21, 2011 and October 28, 2011, respectively. As provided in the 2010 Equity Plan, the Board approved the necessary actions to effectuate an option adjustment to (i) increase the number of shares underlying each option outstanding as of February 17, 2011, June 21, 2011 and October 28, 2011, and (ii) proportionately decrease the exercise price of each option to reflect the dilutive impact of the dividends paid. The option adjustments did not result in incremental compensation costs. All stock option activity shown below has been adjusted to reflect the option adjustments approved by the Board.

During the year ended December 31, 2011 and the seven months ended December 31, 2010, we recorded $10.1 and $4.9 of compensation expense, respectively, associated with these options, restricted stock units and restricted shares. During the year ended December 31, 2011, $1.6 of excess tax benefits were recognized associated with the Company’s share-based payment arrangements.

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

During the seven months ended December 31, 2010, 2,848,707 options were granted with a weighted average exercise price and weighted average grant date fair value of $26.92 and $10.25 (after adjustment for dividends), respectively. A summary of stock option activity for the year ended December 31, 2011 is as follows:

Service-based options	Options	Weighted average exercise price per option	Weighted average remaining contractual term in years	Weighted average grant date fair value
Outstanding at January 1, 2011 (Successor)	2,825,358	$26.92		$10.25
Granted	205,408	42.32		18.90
Expired	(1,754)	24.36		10.38
Forfeited	(54,941)	27.66		10.87

Outstanding at December 31, 2011 (Successor)	2,974,071	$27.98	8.5	$10.84

Options vested and expected to vest at December 31, 2011	2,815,959	$27.77	8.5	$10.72
Options exercisable at December 31, 2011	1,058,380	$27.03	8.5	$10.30

Summarized information on options outstanding at December 31, 2011 is as follows:

	Tranche
	1	2	3
Range of exercise price	$21.19 - $44.80	$31.78 - $45.08	$42.38 - $60.09
Number outstanding	2,062,797	455,637	455,637
Weighted-average remaining contractual life, in years	8.55	8.44	8.44
Weighted-average exercise price	$23.77	$32.15	$42.87
Number exercisable	715,360	171,508	171,512
Weighted-average exercise price	$22.06	$32.05	$42.74

Because the Company does not have historical stock option exercise experience, which would provide a reasonable basis upon which to estimate the expected life of the stock options granted during the year ended December 31, 2011 and the seven months ended December 31, 2010, the Company has elected to use the simplified method to estimate the expected life of the stock options granted, as allowed by SEC SAB No. 107 and the continued acceptance of the simplified method indicated in SEC SAB No. 110.

At December 31, 2011, there was $25.0 of compensation expense that is expected to be recorded over the next four years pertaining to the stock options, restricted stock units and restricted shares.

The Black-Scholes method was used to estimate the fair value of the stock options granted. Under this method, the estimate of fair value is affected by the assumptions included in the following table. Expected equity volatility was determined based on historical stock prices and implied and stated volatilities of our peer companies. The following table summarizes the significant assumptions used to determine the fair value of the stock options granted during the year ended December 31, 2011 and the seven months ended December 31, 2010:

	Year ended December 31, 2011	Seven months ended December 31, 2010
Weighted-average expected option life in years	6.0	6.1
Risk-free interest rate	1.2% - 1.7%	2.4%
Equity volatility factor	50.0% - 58.0%	59.4%
Dividend yield	—%	—%

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

During the seven months ended December 31, 2010, 324,177 of restricted stock units and restricted shares were granted with a weighted average grant date fair value of $29.22. A summary of restricted stock units and restricted shares activity for the year ended December 31, 2011 is as follows:

Restricted stock units and restricted shares	Shares	Weighted average grant date fair value
Outstanding at January 1, 2011 (Successor)	283,971	$29.22
Granted	27,000	48.84
Vested	(82,357)	31.44
Forfeited	(4,375)	35.09

Outstanding at December 31, 2011 (Successor)	224,239	$32.99

Predecessor Stock-Based Compensation Plan

During the five months ended May 31, 2010 and the year ended December 31, 2009, we recorded compensation expense associated with options granted under the Predecessor’s stock-based incentive plan of $1.3 and $2.1, respectively. Stock-based compensation expense was recognized by the Debtors until the underlying awards were canceled upon emergence. At that time, all previously recognized expense was reversed and credited to “Reorganization items, net” in the Consolidated Statements of Operations.

14. DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS

We use forward contracts and options, as well as contractual price escalators, to reduce the risks associated with our aluminum, natural gas and other supply requirements and certain currency exposures. Generally, we enter into master netting arrangements with our counterparties and offset net derivative positions with the same counterparties against amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral under those arrangements in our Consolidated Balance Sheet. For classification purposes, we record the net fair value of all the positions expected to settle in less than one year with these counterparties as a net current asset or liability and all long-term positions as a net long-term asset or liability. At December 31, 2011 and 2010, we had posted cash collateral totaling approximately $0.5 and $3.6, respectively, of which $0.3 and $3.6, respectively, related to counterparties in a net asset position and, therefore, was recorded within “Prepaid expenses and other current assets” on the Consolidated Balance Sheet. The amounts shown in the table below represent the fair value of individual contracts, regardless of the net position presented in the Consolidated Balance Sheet:

	Fair value of derivatives as of December 31,
	(Successor)
	2011		2010
Derivatives by type	Asset	Liability	Asset	Liability
Metal	$20.8	$(33.7)	$44.1	$(23.3)
Natural gas	—	(4.2)	0.9	(0.6)
Currency	0.3	—	—	—

Total	21.1	(37.9)	45.0	(23.9)
Effect of counterparty netting	(20.1)	20.1	(18.3)	18.3
Effect of cash collateral	—	0.2	—	—

Net derivatives as classified in the balance sheet	$1.0	$(17.6)	$26.7	$(5.6)

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

The fair values of our derivative financial instruments at December 31, 2011 and December 31, 2010 are recorded on the Consolidated Balance Sheet as follows:

		(Successor)
		December 31,
Asset derivatives	Balance sheet location	2011	2010
Metal	Current derivative financial instruments	$0.5	$17.2
	Long-term derivative financial instruments	0.2	9.4
Natural gas	Current derivative financial instruments	—	0.2
	Long-term derivative financial instruments	—	(0.1)
Currency	Current derivative financial instruments	0.3	—

Total		$1.0	$26.7

		(Successor)
		December 31,
Liability derivatives	Balance sheet location	2011	2010
Metal	Accrued liabilities	$10.1	$5.8
	Other long-term liabilities	3.5	—
Natural gas	Accrued liabilities	4.0	(0.2)

Total		$17.6	$5.6

Derivative contracts are recorded at fair value under ASC 820 using quoted market prices and significant other observable and unobservable inputs. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3—Inputs that are both significant to the fair value measurement and unobservable.

We endeavor to utilize the best available information in measuring fair value. Where appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads, and credit considerations. Such adjustments are generally based on available market evidence and unobservable inputs. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

following tables set forth our financial assets and liabilities that are accounted for at fair value on a recurring basis as of December 31, 2011 and 2010 and the level in the fair value hierarchy:

	Fair Value Measurements at December 31, 2011 using:
Description	Total Carrying Value in the Consolidated Balance Sheet	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Derivative assets	$21.1	$—	$21.1	$—
Derivative liabilities	(37.9)	—	(37.9)	—

Net derivative liabilities	$(16.8)	$—	$(16.8)	$—

	Fair Value Measurements at December 31, 2010 using:
Description	Total Carrying Value in the Consolidated Balance Sheet	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant unobservable inputs (Level 3)
Derivative assets	$45.0	$—	$45.0	$—
Derivative liabilities	(23.9)	—	(23.9)	—

Net derivative assets	$21.1	$—	$21.1	$—

Both realized and unrealized gains and losses on those derivative financial instruments are included within “(Gains) losses on derivative financial instruments” in the Consolidated Statements of Operations. Realized (gains) losses on derivative financial instruments totaled the following during the year ended December 31, 2011, the seven months ended December 31, 2010, the five months ended May 31, 2010 and the year ended December 31, 2009:

	Realized (Gains) Losses on Derivative Financial Instruments
	(Successor)		(Predecessor)
	For the year ended December 31, 2011	For the seven months ended December 31, 2010	For the five months ended May 31, 2010	For the year ended December 31, 2009
Metal	$(41.9)	$11.5	$(11.8)	$(12.8)
Natural gas	3.8	2.1	1.2	9.8
Currency	0.3	—	—	(2.8)

Metal hedging

The selling prices of the majority of the orders for our rolled and extruded products are established at the time of order entry or, for certain customers, under long-term contracts. As the related raw materials used to produce these orders are purchased several months or years after the selling prices are fixed, margins are subject to the risk of changes in the purchase price of the raw materials used for these fixed price sales. In order to manage this transactional exposure, London Metal Exchange (“LME”) future or forward purchase contracts are purchased at the time the selling prices are fixed. As metal is purchased to fill these fixed price sales orders, LME futures or forward contracts are then sold. We can also use call option contracts, which function in a manner similar to the natural gas option contracts discussed below, and put option contracts for managing metal price exposures. Upon settlement of a put option contract, we receive cash and recognize a related gain if the LME closing price is less than the strike price of the put option. If the put option strike price is less than the LME closing price, no amount is paid and the option expires. As of December 31, 2011 and 2010, we had 0.2 and 0.2 metric tons of aluminum buy and sell forward contracts, respectively.

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

Natural Gas Hedging

To manage our price exposure for natural gas purchases, we fix the future price of a portion of our natural gas requirements by entering into financial hedge agreements. Under these contracts, payments are made or received based on the differential between the monthly closing price on the New York Mercantile Exchange (“NYMEX”) and the contractual hedge price. We also enter into call option contracts to manage the exposure to increasing prices while maintaining our ability to benefit from declining prices. Upon settlement of call option contracts, we receive cash and recognize a related gain if the NYMEX closing price exceeds the strike price of the call option. If the call option strike price exceeds the NYMEX price, no amount is received and the option expires. Option contracts require the payment of a premium which is recorded as a realized loss upon settlement or expiration of the option contract. Natural gas cost can also be managed through the use of cost escalators included in some of our long-term supply contracts with customers, which limits exposure to natural gas price risk. As of December 31, 2011 and 2010, we had 2.3 trillion and 7.7 trillion, respectively, of British thermal unit forward buy contracts.

Currency Exchange Hedging

The construction of an aluminum rolling mill in China has increased Aleris Zhenjiang’s exposure to fluctuations in the euro as certain of the contracts to purchase equipment are denominated in euros while Aleris Zhenjiang’s source of funding is the U.S. dollar and Renminbi denominated China Loan Facility. Our equity contributions are primarily made in euros to mitigate this exposure. In addition, Aleris Zhenjiang has entered into euro call option contracts to manage this exposure if the U.S. dollar weakens while maintaining the benefit if the dollar strengthens. As with all of our other derivative financial instruments, these option contracts are not accounted for as hedges and, as a result, the changes in fair value are recorded immediately in the Consolidated statements of operations. These contracts cover periods consistent with known or expected exposures through 2012. As of December 31, 2011, we had euro call option contracts covering a notional amount of $48.5.

Credit Risk

We are exposed to losses in the event of non-performance by the counterparties to the derivative financial instruments discussed above; however, we do not anticipate any non-performance by the counterparties. The counterparties are evaluated for creditworthiness and risk assessment prior to initiating trading activities with the brokers.

Other Financial Instruments

The carrying amount and fair values of our other financial instruments at December 31, 2011 and 2010 are as follows:

	(Successor)
	December 31,
	2011		2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$231.4	$231.4	$113.5	$113.5
ABL Facility	—	—	—	—
Exchangeable Notes	44.1	107.4	44.1	75.2
Senior Notes	491.2	490.0	—	—
China Loan Facility	55.9	56.9	—	—

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

The fair value of our Exchangeable Notes was estimated using a binomial lattice pricing model based on the fair value of our common stock, a risk-free interest rate of 1.7% and expected equity volatility of 50%. Expected equity volatility was determined based on historical stock prices and implied and stated volatilities of our peer companies. The fair value of the Senior Notes was estimated using market quotations. The fair value of our accounts receivable, accounts payable and accrued liabilities approximate carrying value. The fair value of our China Loan Facility approximates the aggregate principal balance outstanding.

15. INCOME TAXES

The income (loss) before income taxes was as follows:

	(Successor)		(Predecessor)
	For the year ended December 31, 2011	For the seven months ended December 31, 2010	For the five months ended May 31, 2010	For the year ended December 31, 2009
U.S.	$3.4	$(13.8)	$814.7	$(551.7)
International	153.6	85.5	1,380.7	(697.5)

Total	$157.0	$71.7	$2,195.4	$(1,249.2)

The (benefit from) provision for income taxes was as follows:

	(Successor)		(Predecessor)
	For the year ended December 31, 2011	For the seven months ended December 31, 2010	For the five months ended May 31, 2010	For the year ended December 31, 2009
Current:
Federal	$2.5	$3.3	$(0.8)	$0.4
State	1.2	1.0	(0.1)	(4.6)
International	25.7	0.8	3.6	(3.4)

	$29.4	$5.1	$2.7	$(7.6)

Deferred:
Federal	$0.4	$0.2	$(10.7)	$(19.7)
State	(0.2)	0.3	(1.2)	(2.4)
International	(33.8)	(5.3)	0.5	(32.1)

	$(33.6)	$(4.8)	$(11.4)	$(54.2)

(Benefit from) provision for income taxes	$(4.2)	$0.3	$(8.7)	$(61.8)

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

The income tax (benefit) expense, computed by applying the federal statutory tax rate to the income (loss) before income taxes, differed from the (benefit from) provision for income taxes as follows:

	(Successor)		(Predecessor)
	For the year ended December 31, 2011	For the seven months ended December 31, 2010	For the five months ended May 31, 2010	For the year ended December 31, 2009
Income tax expense (benefit) at the federal statutory rate	$55.0	$25.1	$768.4	$(437.2)
Foreign income tax rate differences	(53.4)	3.4	(438.1)	38.7
State income taxes, net	0.9	0.6	42.4	(20.0)
Tax on deemed dividend of foreign earnings, net of foreign tax credit	18.5	—	—	26.9
Foreign intercompany debt revaluation	6.1	—	—	—
Goodwill impairment	—	—	—	11.2
Other, net	0.2	(0.1)	3.9	—
Change in uncertain tax position	6.3	0.7	(0.6)	1.8
Plan of reorganization adjustment	—	—	(671.6)	—
Fresh start accounting adjustment	—	—	483.3	—
Change in valuation allowance	(37.8)	(29.4)	(196.4)	316.8

(Benefit from) provision for income taxes	$(4.2)	$0.3	$(8.7)	$(61.8)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

Significant components of our deferred tax liabilities and assets are as follows:

	(Successor)
	December 31,
	2011	2010
Deferred Tax Liabilities:
Property, plant and equipment and intangible assets	$21.9	$—
Derivative financial instruments	7.7	6.2
Exchange gain	0.4	3.8
Prepaid expenses	1.1	1.5
Inventories	6.2	4.6
Other	7.6	21.6

Total deferred tax liabilities	$44.9	$37.7
Deferred Tax Assets:
Net operating loss carryforwards	$203.3	$190.9
Property, plant and equipment and intangible assets	115.1	134.2
Tax credit carryforwards	11.9	14.3
Accrued liabilities	25.8	13.6
Accrued pension benefits	36.9	28.5
Accrued postretirement benefits	22.5	20.0
Derivative financial instruments	2.3	5.2
Inventories	5.9	1.9
Other	14.4	21.5

	$438.1	$430.1
Valuation allowance	(364.6)	(399.4)

Total deferred tax assets	$73.5	$30.7

Net deferred tax assets (liabilities)	$28.6	$(7.0)

At December 31, 2011 and 2010, we had valuation allowances of $364.6 and $399.4, respectively, to reduce certain deferred tax assets to amounts that are more likely than not to be realized. Of the total 2011 and 2010 valuation allowance, $244.3 and $267.1 relate primarily to net operating losses and future tax deductions for depreciation in non-U.S. tax jurisdictions, $109.1 and $120.9 relate primarily to the U.S. federal effects of amortization, pension and postretirement benefits and $11.2 and $11.4 relate primarily to the state effects of amortization, pension and postretirement benefits, respectively. The net reduction in the valuation allowance is primarily attributable to the recognition of the net deferred tax assets in Germany and the decrease in the underlying net deferred tax assets in the U.S. resulting from bonus depreciation. We will maintain full valuation allowances against our net deferred tax assets in the U.S. and other applicable jurisdictions until sufficient positive evidence exists to reduce or eliminate the valuation allowance.

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

The valuation allowances recognized relate to certain net deferred tax assets in the U.S. and non-U.S. tax jurisdictions. The following table summarizes the change in the valuation allowances:

	(Successor)		(Predecessor)
	For the year ended December 31, 2011	For the seven months ended December 31, 2010	For the five months ended May 31, 2010	For the year ended December 31, 2009
Balance at beginning of the period	$399.4	$405.1	$648.4	$312.6
(Reversals) additions recorded in the provision for (benefit from) income taxes	(37.8)	(29.4)	20.9	316.9
Accumulated other comprehensive income	11.0	—	—	4.6
Currency translation	(8.0)	23.7	(46.9)	14.3

Balance at end of the period	$364.6	$399.4	$622.4	$648.4

In June 2010, as a result of the plan of reorganization, adjustments were required to valuation allowances, which resulted in a net decrease in valuation allowances of $217.3. The net decrease was primarily the result of U.S. federal and state tax attribute reductions related to debt cancellation income and differences between fresh-start reporting fair value and tax bases of assets and liabilities at entities with valuation allowances.

At December 31, 2011, we had approximately $685.6 of unused net operating loss carryforwards associated with non-U.S. tax jurisdictions, of which $554.6 can be carried forward indefinitely. The remaining net operating loss carryforwards may be carried forward from 5 to 20 years. At December 31, 2011, there were no U.S. federal net operating loss carryforwards. The tax benefits associated with state net operating loss carryforwards at December 31, 2011 were $0.7. The Predecessor’s U.S. federal and state net operating loss carryforwards were decreased by the attribute reduction required in Internal Revenue Code section 108. This reduction relates to the cancellation of indebtedness income resulting from the emergence from Chapter 11. The net operating losses in Germany, in the amount of $103.5, were eliminated as a result of the change of ownership upon emergence from Chapter 11.

At December 31, 2011 and 2010, we had $0.9 and $0.7, respectively, of unused state tax credit carryforwards for which a full valuation allowance has been provided.

Substantially all of the $37.8 of undistributed earnings of our non-U.S. investments are considered permanently reinvested and, accordingly, no additional U.S. income taxes or non-U.S. withholding taxes have been provided. It is not practicable to calculate the deferred taxes associated with the remittance of these earnings.

Aleris Corporation and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various state and foreign jurisdictions.

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

The following table summarizes the change in uncertain tax positions:

	(Successor)		(Predecessor)
	For the year ended December 31, 2011	For the seven months ended December 31, 2010	For the five months ended May 31, 2010
Balance at beginning of the period	$12.5	$10.7	$13.3
Additions based on tax positions related to current year	—	0.7	0.7
Additions for tax positions of prior years	8.9	1.1	—
Reductions for tax positions of prior years	(2.7)	—	(3.3)
Settlements	(1.1)	—	—

Balance at end of period	$17.6	$12.5	$10.7

We recognize interest and penalties related to uncertain tax positions within the “(Benefit from) provision for income taxes” in the Consolidated Statements of Operations. Interest of $1.9 and $0.8 was accrued on the uncertain tax positions as of December 31, 2011 and December 31, 2010, respectively. Total interest of $1.3, $0.0, $0.1 and $0.4 was recognized as part of the (benefit from) provision for income taxes for the year ended December 31, 2011, the seven months ended December 31, 2010, the five months ended May 31, 2010 and the year ended December 31, 2009, respectively. Accrued penalties are not significant.

The 2005 through 2010 tax years remain open to examination. We have continuing responsibility for the open tax years for the Predecessor’s non-filing foreign subsidiaries. A non-U.S. taxing jurisdiction commenced an examination in the fourth quarter of 2009 that is anticipated to be completed within six months of the reporting date. We anticipate adjustments to various intercompany charges and depreciation lives that will result in a decrease in the reserve of $15.8. Additionally, we are appealing the German government’s position with regard to net operating loss carryforwards available for use in the year of our change of ownership that occurred upon emergence from Chapter 11. A successful appeal will result in a decrease in the reserve of $1.8.

16. COMMITMENTS AND CONTINGENCIES

Operating Leases

We lease various types of equipment and property, primarily office space at various locations and the equipment utilized in our operations. The future minimum lease payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2011, are as follows:

	2012	2013	2014	2015	2016	Thereafter
Operating leases	$7.8	$6.8	$3.9	$2.2	$1.7	$2.2

Rental expense for the year ended December 31, 2011, the seven months ended December 31, 2010, the five months ended May 31, 2010, and the year ended December 31, 2009 was $18.5, $10.4, $7.3 and $16.2, respectively.

Purchase Obligations

Our non-cancelable purchase obligations are principally for materials, such as metals and fluxes used in our manufacturing operations, natural gas and other services. Our purchase obligations are long-term agreements to

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

purchase goods or services that are enforceable and legally binding on us that specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase obligations include the pricing of anticipated metal purchases using contractual metal prices or, where pricing is dependent upon the prevailing LME metal prices at the time of delivery, market metals prices as of December 31, 2011, as well as natural gas and electricity purchases using minimum contractual quantities and either contractual prices or prevailing rates. As a result of the variability in the pricing of many of our metals purchase obligations, actual amounts paid may vary from the amounts shown below. As of December 31,2011, amounts due under long-term non-cancelable purchase obligations are as follows:

	2012	2013	2014	2015	2016	After 2016
Purchase obligations	$484.3	$479.4	$341.6	$114.5	$9.0	$—

Amounts purchased under long-term purchase obligations during the year ended December 31, 2011, the seven months ended December 31, 2010, the five months ended May 31, 2010 and the year ended December 31, 2009 approximated previously projected amounts.

Employees

Approximately 45% of our U.S. employees and substantially all of our non-U.S. employees are covered by collective bargaining agreements.

Environmental Proceedings

Our operations are subject to environmental laws and regulations governing air emissions, wastewater discharges, the handling, disposal and remediation of hazardous substances and wastes and employee health and safety. These laws can impose joint and several liabilities for releases or threatened releases of hazardous substances upon statutorily defined parties, including us, regardless of fault or the lawfulness of the original activity or disposal. Given the changing nature of environmental legal requirements, we may be required, from time to time, to take environmental control measures at some of our facilities to meet future requirements.

We have been named as a potentially responsible party in certain proceedings initiated pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act and similar stated statutes and may be named a potentially responsible party in other similar proceedings in the future. It is not anticipated that the costs incurred in connection with the presently pending proceedings will, individually or in the aggregate, have a material adverse effect on our financial position, results of operations or cash flows.

We are performing operations and maintenance at two Superfund sites for matters arising out of past waste disposal activity associated with closed facilities. We are also under orders to perform environmental remediation by agencies in four states and one non-U.S. country at seven sites.

Our reserves for environmental remediation liabilities totaled $36.5 and $36.2 at December 31, 2011 and 2010, respectively, and have been classified as “Other long-term liabilities” and “Accrued liabilities” in the Consolidated Balance Sheet. Of the environmental liabilities recorded at December 31, 2011, $6.9 is indemnified by Corus Group Ltd. These amounts are in addition to our asset retirement obligations discussed in Note 10, “Asset Retirement Obligations,” and represent the most probable costs of remedial actions. We estimate the costs related to currently identified remedial actions will be paid out primarily over the next ten years.

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

The changes in our accruals for environmental liabilities are as follows:

	(Successor)		(Predecessor)
	For the year ended December 31, 2011	For the seven months ended December 31, 2010	For the five months ended May 31, 2010	For the year ended December 31, 2009
Balance at the beginning of the period	$36.2	$35.9	$42.3	$47.0
Revisions and liabilities incurred	0.7	(0.4)	2.2	0.7
Payments	(0.2)	(0.4)	(0.2)	(0.6)
Liquidation of Canada LP	—	—	—	(4.8)
Translation and other charges	(0.2)	1.1	(0.8)	—

Balance at the end of the period	$36.5	$36.2	$43.5	$42.3

Pursuant to the Plan, $7.6 of environmental liabilities at sites where we have been named the primary responsible party but which are owned by a third party were discharged and written off through the Plan of Reorganization adjustments.

Legal Proceedings

We are party to routine litigation and proceedings as part of the ordinary course of business and do not believe that the outcome of any existing proceedings would have a material adverse effect on our financial position, results of operations or cash flows. We have established accruals for those loss contingencies, including litigation and environmental contingencies, for which it has been determined that a loss is probable; none of such loss contingencies is material. For those loss contingencies, including litigation and environmental contingencies, which have been determined to be reasonably possible, an estimate of the possible loss or range of loss cannot be determined because the claims, amount claimed, facts or legal status are not sufficiently developed or advanced in order to make such a determination. While we cannot estimate the loss or range of loss at this time, we do not believe that the outcome of any of these existing proceedings would be material to our financial position, results of operations or cash flows.

17. SEGMENT INFORMATION

During the fourth quarter of 2011, the Company realigned its operating structure into two global business units, Global Rolled and Extruded Products and Global Recycling. The Company believes this realignment supports its growth strategies and provides the appropriate focus on its global markets, including aerospace and defense, automotive and heat exchangers, as well as on its regionally based products and customers. The Company’s management and operating structure, including the manner in which results are reviewed by the chief operating decision maker, were significantly changed in the fourth quarter to account for this change. In addition, the Company’s financial systems were updated to make discrete financial information available for the new operating segments discussed below during the fourth quarter of 2011.

These global business units are divided into five operating segments based on the organizational structure that is used by the Company’s chief operating decision maker to evaluate performance, make decisions on resource allocation and for which discrete financial information is available.

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

Prior to the realignment, the Company operated its business in the following segments: Rolled Products North America; Recycling and Specification Alloys North America; and Europe. After the realignment, the Company’s operating segments (each of which is considered a reportable segment) are:

•	Rolled Products North America (“RPNA”);

•	Rolled Products Europe (“RPEU”);

•	Extrusions;

•	Recycling and Specification Alloys North America (“RSAA”); and

•	Recycling and Specification Alloys Europe (“RSEU”).

The prior period amounts presented have been restated to conform to the current year presentation of the new reportable segments.

Currently Aleris Zhenjiang incurs only start-up expenses, which are not included in management’s definition of segment performance, as defined below.

Rolled Products North America

Our RPNA segment produces rolled products for a wide variety of applications, including building and construction, distribution, transportation, and other uses in the consumer durables general industrial segments. Except for depot sales, which are for standard size products, substantially all of our rolled aluminum products in the United States are manufactured to specific customer requirements, using direct-chill and continuous ingot cast technologies that allow us to use and offer a variety of alloys and products for a number of end-uses. Specifically, those products are integrated into, among other things, building panels, truck trailers, gutters, appliances, and recreational vehicles.

Rolled Products Europe

Our RPEU segment produces rolled products for a wide variety of technically sophisticated applications, including aerospace plate and sheet, brazing sheet (clad aluminum material used for, among other things, vehicle radiators and HVAC systems), automotive sheet, and heat treated plate for engineering uses, as well as for other uses in the transportation, construction, and packaging industries. Substantially all of our rolled aluminum products in Europe are manufactured to specific customer requirements using direct-chill ingot cast technologies that allow us to use and offer a variety of alloys and products for a number of technically demanding end-uses.

Extrusions

Our Extrusions segment is a leading producer of soft and hard alloy extruded aluminum profiles targeted at high demand end-uses. Our extruded aluminum products are used for the automotive, building and construction, electrical, mechanical engineering and other transportation (rail and shipbuilding) industries. Industrial extrusions are made in all locations and the production of extrusion systems, including building systems, is concentrated in Vogt, Germany. The extrusion plant in Bonn operates one of the largest extrusion presses in Europe, which is mainly used for long and wide sections for railway, shipbuilding and other applications. In addition, we perform value-added fabrication to most of our extruded products.

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

Recycling and Specification Alloys North America

Our RSAA segment includes aluminum melting, processing and recycling activities, as well as our specification alloy manufacturing business, located in North America. This segment’s recycling operations convert scrap and dross (a by-product of melting aluminum) and combine these materials with other alloy agents as needed to produce recycled aluminum generally for customers serving end-uses related to consumer packaging, steel, transportation and construction. The segment’s specification alloy operations combine various aluminum scrap types with hardeners and other additives to produce alloys and chemical compositions with specific properties (including increased strength, formability and wear resistance) as specified by customers for their particular applications. Our specification alloy operations typically deliver recycled and specification alloy products in molten or ingot form to customers principally in the U.S. automotive industry. A portion of this segment’s products are sold through tolling arrangements, in which we convert customer-owned scrap and dross and return the recycled metal in ingot or molten form to our customers for a fee.

Recycling and Specification Alloys Europe

Our RSEU segment is a leading European recycler of aluminum scrap and magnesium. Our recycling operations primarily convert aluminum scrap, dross (a by-product of the melting process) and other alloying agents as needed and deliver the recycled metal and specification alloys in molten or ingot form to our customers. Our European operations supply specification alloys to the European automobile industry and serve other European aluminum industries from its plants. Our recycling operations typically service other aluminum producers and manufacturers, generally under tolling arrangements, where we convert customer-owned scrap and dross and return the recycled metal to our customers for a fee.

Measurement of Segment Income or Loss and Segment Assets

The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Our measure of the profitability of our operating segments is referred to as segment income. In the fourth quarter of 2011, the Company changed its definition of segment income to reflect how management currently measures segment performance and to more closely align segment operating performance metrics with the operating performance metrics defined in the ABL Facility. Specifically, segment income now excludes depreciation and amortization, inventory impairment charges, gains and losses on asset sales, and certain other gains and losses. In addition, certain former regional expenses are now considered corporate expenses while others are now considered global functional expenses and allocated to all segments. The prior period amounts presented have been restated to conform to the 2011 presentation. Segment income includes gross profits, segment specific realized gains and losses on derivative financial instruments, segment specific other expense (income) and segment specific selling, general and administrative (“SG&A”) expense, and an allocation of certain regional and global functional SG&A expenses. Segment income excludes provisions for income taxes, restructuring and impairment charges (gains), interest, depreciation and amortization, unrealized and certain realized gains (losses) on derivative financial instruments, corporate general and administrative costs, start-up expenses, gains and losses on asset sales, currency exchange gains (losses) on debt, losses on intercompany receivables, reorganization items, net and certain other gains and losses. Intersegment sales and transfers are recorded at market value. Consolidated cash, long-term debt, net capitalized debt costs, deferred tax assets and assets related to our headquarters offices are not allocated to the reportable segments.

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

Reportable Segment Information

The following table shows our revenues and segment income (loss):

	RPNA	RPEU	Extrusions	RSAA	RSEU	Intersegment revenues	Total
Year Ended December 31, 2011 (Successor)
Revenues to external customers	$1,344.6	$1,460.1	$398.7	$978.6	$644.4		$4,826.4
Inter-segment revenues	1.8	81.5	11.6	5.2	40.7	$(140.8)	—

Total revenues	1,346.4	1,541.6	410.3	983.8	685.1	(140.8)	4,826.4
Segment income	111.1	157.6	10.9	80.9	35.3		395.8
Segment assets	514.7	565.1	126.0	277.4	169.0		1,652.2
Payments for property, plant and equipment	35.1	19.3	12.7	34.1	15.8		117.0
Seven Months Ended December 31, 2010 (Successor)
Revenues to external customers	$697.9	$726.4	$204.0	$534.4	$311.4		$2,474.1
Inter-segment revenues	1.5	37.3	10.6	6.1	21.5	$(77.0)	—

Total revenues	$699.4	$763.7	$214.6	$540.5	$332.9	(77.0)	$2,474.1
Segment income	44.9	40.4	5.3	33.8	16.8		141.2
Segment assets	535.4	571.1	117.1	219.4	158.8		1,601.8
Payments for property, plant and equipment	14.1	12.0	5.0	8.8	3.3		43.2
Five Months Ended May 31, 2010 (Predecessor)
Revenues to external customers	$506.4	$438.6	$131.4	$367.8	$198.8		$1,643.0
Inter-segment revenues	0.8	25.8	1.1	5.9	15.7	$(49.3)	—

Total revenues	507.2	464.4	132.5	373.7	214.5	(49.3)	1,643.0
Segment income	49.4	55.1	2.7	29.7	10.9		147.8
Payments for property, plant and equipment	6.0	1.3	2.4	5.2	0.5		15.4
Year Ended December 31, 2009 (Predecessor)
Revenues to external customers	$885.5	$886.0	$340.5	$554.7	$330.1		$2,996.8
Inter-segment revenues	8.1	50.7	2.4	9.5	23.5	$(94.2)	—

Total revenues	893.6	936.7	342.9	564.2	353.6	(94.2)	2,996.8
Segment income (loss)	89.7	37.2	(1.7)	18.9	(1.5)		142.6
Payments for property, plant and equipment	9.4	37.4	12.3	5.4	1.6		66.1

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

Reconciliations of total reportable segment disclosures to our Consolidated Financial Statements are as follows:

	(Successor)		(Predecessor)
	For the year ended December 31, 2011	For the seven months ended December 31, 2010	For the five months ended May 31, 2010	For the year ended December 31, 2009
Profits
Total segment income	$395.8	$141.2	$147.8	$142.6

Unallocated amounts:
Depreciation and amortization	(70.3)	(38.4)	(20.2)	(168.4)
Corporate general and administrative expenses, excluding depreciation, amortization and start-up expenses	(72.7)	(28.1)	(14.6)	(42.3)
Restructuring and impairment (charges) gains	(4.4)	(12.1)	0.4	(862.9)
Interest expense, net	(46.3)	(7.0)	(73.6)	(225.4)
Unallocated (losses) gains on derivative financial instruments	(37.9)	18.8	(38.9)	16.9
Reorganization items, net	1.3	(7.4)	2,227.3	(123.1)
Currency exchange (losses) gains on debt	(1.2)	3.0	(32.0)	14.0
Start-up expenses	(10.2)	(2.0)	—	—
Other income (expense), net	2.9	3.7	(0.8)	(0.6)

Income (loss) before income taxes	$157.0	$71.7	$2,195.4	$(1,249.2)

Payments for property, plant and equipment
Total payments for property, plant and equipment for reportable segments	$117.0	$43.2	$15.4	$66.1
Other payments for property, plant and equipment	87.6	3.3	0.6	2.5

Total consolidated payments for property, plant and equipment	$204.6	$46.5	$16.0	$68.6

Assets
Total assets for reportable segments	$1,652.2	$1,601.8
Unallocated assets	385.4	177.9

Total consolidated assets	$2,037.6	$1,779.7

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

Geographic Information

The following table sets forth the geographic breakout of our revenues (based on customer location) and long-lived assets (net of accumulated depreciation and amortization):

	(Successor)		(Predecessor)
	For the year ended December 31, 2011	For the seven months ended December 31, 2010	For the five months ended May 31, 2010	For the year ended December 31, 2009

Revenues
United States	$2,154.2	$1,080.7	$786.5	$1,192.6

International:
Asia	181.4	96.0	50.2	127.4
Europe	2,160.1	1,066.6	659.5	1,356.6
Mexico, Canada and South America	291.9	227.1	143.8	309.8
Other	38.8	3.7	3.0	10.4

Total international revenues	2,672.2	1,393.4	856.5	1,804.2

Consolidated revenues	$4,826.4	$2,474.1	$1,643.0	$2,996.8

	(Successor)
	December 31,
	2011	2010
Long-lived tangible assets
United States	$311.3	$275.1
International:
Asia	94.1	1.6
Europe	247.0	215.5
Mexico, Canada and South America	18.1	17.8

Total international	359.2	234.9

Consolidated total	$670.5	$510.0

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

18. OTHER COMPREHENSIVE INCOME (LOSS)

The following table presents the components of “Accumulated other comprehensive (loss) income” in the Consolidated Balance Sheet which are items that change equity during the reporting period, but are not included in earnings.

	Total	Currency translation	Pension and other postretirement
Predecessor
Balance at January 1, 2009	$0.5	$34.8	$(34.3)
Current year currency translation adjustments	5.0	5.0	—
Amortization of net actuarial loss and prior service cost	1.3	—	1.3
Recognition of net actuarial losses	(3.2)	—	(3.2)
Effect of exchange rates	0.8	—	0.8
Liquidation of Canada LP	23.7	4.1	19.6
Deferred tax on pension and other postretirement liability adjustment	(3.1)	—	(3.1)

Balance at December 31, 2009	$25.0	$43.9	$(18.9)
Current year currency translation adjustments	44.2	44.2	—
Amortization of net actuarial loss and prior service cost	0.5	—	0.5
Effect of exchange rates	(2.3)	—	(2.3)
Fresh-start accounting adjustments	(67.4)	(88.1)	20.7

Balance at June 1, 2010	$—	$—	$—

Successor
Balance at June 1, 2010	$—	$—	$—
Current year currency translation adjustments	21.0	21.0	—
Recognition of net actuarial gains	8.2	—	8.2
Effect of exchange rates	0.1	—	0.1
Deferred tax on pension and other postretirement liability adjustment	(2.6)	—	(2.6)

Balance at December 31, 2010	$26.7	$21.0	$5.7
Current year currency translation adjustments	(19.2)	(19.2)	—
Recognition of net actuarial losses	(39.5)	—	(39.5)
Recognition of prior service cost	(0.9)	—	(0.9)
Effect of exchange rates	0.5	—	0.5
Deferred tax on pension and other postretirement liability adjustment	3.4	—	3.4

Balance at December 31, 2011	$(29.0)	$1.8	$(30.8)

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

19. SUPPLEMENTAL INFORMATION

Supplemental cash flow information and contractual interest are as follows:

	(Successor)		(Predecessor)
	For the year ended December 31, 2011	For the seven months ended December 31, 2010	For the five months ended May 31, 2010	For the year ended December 31, 2009

Cash payments (receipts) for:
Interest	$28.3	$0.3	$28.7	$59.9
Income taxes	14.9	—	(6.0)	5.3
Contractual interest	N/A	N/A	129.9	332.0
Non-cash financing activity associated with lease contracts	3.3	—	0.3	2.7

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

20. EARNINGS PER SHARE

Basic earnings per share was computed using the two-class method by dividing net income available to common stockholders, after deducting undistributed earnings allocated to participating securities, by the average number of common shares outstanding during the period. Pursuant to the two-class method, all earnings, whether distributed or undistributed, are allocated to common stock and participating securities based on their respective rights to receive dividends. Unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are considered participating securities. The Company’s restricted stock units and restricted shares have nonforfeitable rights to dividends during the vesting period on a basis equivalent to the dividends paid to holders of the Company’s common stock, and, therefore, meet the definition of a participating security. No undistributed earnings have been allocated to the participating securities for the year ended December 31, 2011 earnings per share calculations as cash dividends paid during the period exceeded our earnings. Diluted earnings per share was computed by giving effect to all potentially dilutive securities that were outstanding. The following table summarizes basic and diluted earnings per share:

	(Successor)
(in millions, except per share data)	For the year ended December 31, 2011	For the seven months ended December 31, 2010
Net income attributable to Aleris Corporation	$161.6	$71.4
Less: Preferred stock dividend (paid or unpaid)	(0.4)	(0.2)
Less: Undistributed earnings allocated to participating securities	—	(0.7)

Net income available to common stockholders—Basic	161.2	70.5
Add: Interest on Exchangeable Notes	1.8	1.2
Add: Preferred stock dividend (paid or unpaid)	0.4	0.2
Add: Undistributed earnings allocated to participating securities	—	0.7
Less: Undistributed earnings reallocated to participating securities	—	(0.7)

Net income available to common stockholders—Diluted	$163.4	$71.9

Average shares of common stock outstanding	31.0	30.9

Dilutive effect of:
Stock options	0.6	—
Restricted stock units and restricted shares	0.1	—
Redeemable preferred stock	0.1	0.2
Exchangeable Notes	1.5	1.5

Average dilutive shares of common stock outstanding	33.3	32.6

Basic earnings per share	$5.20	$2.28
Diluted earnings per share	$4.91	$2.21

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

The effect of certain stock options and restricted stock units were excluded from the computations of the weighted average dilutive shares outstanding as inclusion would have resulted in antidilution. Additionally, restricted stock units and restricted shares were excluded from the computation of weighted average dilutive shares outstanding for the seven months ended December 31, 2010 as they are considered participating securities. A summary of these stock options, restricted stock units and restricted shares as of December 31, 2011 and 2010 is shown below:

	(Successor)
(in millions, except per share data)	For the year ended December 31, 2011	For the seven months ended December 31, 2010
Number of stock options	0.1	2.0
Weighted average exercise price	$46.99	$37.82
Restricted stock units and restricted shares	—	0.3
Weighted average grant date fair value	$50.30	$29.22

21. STOCKHOLDERS’ EQUITY

The following table shows changes in the number of our outstanding common shares:

Outstanding common shares
Balance at June 1, 2010 (Successor)	—
Original issuance of Common Stock	30,877,371
Employee Common Stock purchases	28,563
Issuance of Common Stock to employees for services	7,621
Issuance associated with vested restricted stock units	35,885
Issuance associated with restricted shares	20,000

Balance at December 31, 2010 (Successor)	30,969,440
Issuance of Common Stock to employees for services	3,842
Issuance associated with vested restricted stock units	58,589

Balance at December 31, 2011 (Successor)	31,031,871

22. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

On February 9, 2011, Aleris International, Inc. issued the Senior Notes, and on October 23, 2012, Aleris International, Inc. issued the New Senior Notes (as defined in Note 23, “Subsequent Events”). Aleris Corporation, the direct parent of Aleris International, Inc., and certain of its subsidiaries (the “Guarantor Subsidiaries”) are guarantors of the indebtedness under the Senior Notes and New Senior Notes. Aleris Corporation and each of the Guarantor Subsidiaries have fully and unconditionally guaranteed (subject, in the case of the Guarantor Subsidiaries, to customary release provisions as described below), on a joint and several basis, to pay principal and interest related to the Senior Notes and New Senior Notes and Aleris International, Inc. and each of the Guarantor Subsidiaries are directly or indirectly 100% owned subsidiaries of Aleris Corporation. For purposes of complying with the reporting requirements of Aleris International, Inc. and the Guarantor Subsidiaries, presented below are condensed consolidating financial statements of Aleris Corporation, Aleris International, Inc., the Guarantor Subsidiaries, and those other subsidiaries of Aleris Corporation that are not guaranteeing the indebtedness under the Senior Notes and New Senior Notes (the “Non-Guarantor Subsidiaries”). The condensed consolidating balance sheets are presented as of December 31, 2011 and 2010.

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

The condensed consolidating statements of comprehensive income and cash flows are presented for the year ended December 31, 2011, the seven months ended December 31, 2010, the five months ended May 31, 2010 and the year ended December 31, 2009.

The guarantee of a Guarantor Subsidiary will be automatically and unconditionally released and discharged in the event of:

•	any sale of the Guarantor Subsidiary or of all or substantially all of its assets;

•	a Guarantor Subsidiary being designated as an “unrestricted subsidiary” in accordance with the indentures governing the Senior Notes and New Senior Notes;

•

the release or discharge of a Guarantor Subsidiary from its guarantee under the ABL Facility or other indebtedness that resulted in the obligation of the Guarantor Subsidiary under the indentures governing the Senior Notes and New Senior Notes; and

•	the requirements for legal defeasance or covenant defeasance or discharge of the indentures governing the Senior Notes and New Senior Notes having been satisfied.

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

	As of December 31, 2011
	Aleris Corporation (Parent)	Aleris International, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current Assets
Cash and cash equivalents	$—	$67.1	$—	$165.7	$(1.4)	$231.4
Accounts receivable, net	—	1.3	150.5	249.3	—	401.1
Inventories	—	—	220.7	365.0	—	585.7
Deferred income taxes	—	—	1.4	4.6	—	6.0
Prepaid expenses and other current	—	3.6	9.5	12.6	(2.7)	23.0

Total Current Assets	—	72.0	382.1	797.2	(4.1)	1,247.2
Property, plant and equipment, net	—	—	309.9	360.6	—	670.5
Intangible assets, net	—	—	31.8	15.9	—	47.7
Deferred income taxes	—	—	—	33.9	—	33.9
Other long-term assets	—	15.8	3.8	18.7	—	38.3
Investments in subsidiaries/intercompany receivables (payables), net	554.4	1,010.3	345.0	(21.4)	(1,888.3)	—

Total Assets	$554.4	$1,098.1	$1,072.6	$1,204.9	$(1,892.4)	$2,037.6

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$—	$3.3	$106.4	$179.1	$(1.4)	$287.4
Accrued liabilities	—	—	92.5	143.3	(2.7)	233.1
Deferred income taxes	—	—	—	6.2	—	6.2
Current portion of long-term debt	—	—	—	6.9	—	6.9

Total Current Liabilities	—	3.3	198.9	335.5	(4.1)	533.6
Long-term debt	—	535.4	—	59.7	—	595.1
Deferred income taxes	—	—	1.5	3.6	—	5.1
Accrued pension benefits	—	—	65.4	140.8	—	206.2
Accrued postretirement benefits	—	—	52.9	—	—	52.9
Other long-term liabilities	—	0.1	32.4	46.1	—	78.6

Total Long-Term Liabilities	—	535.5	152.2	250.2	—	937.9
Redeemable noncontrolling interest	—	5.4	—	—	—	5.4
Total Aleris Corporation equity	554.4	553.9	721.5	612.9	(1,888.3)	554.4
Noncontrolling interest	—	—	—	6.3	—	6.3

Total Liabilities and Equity	$554.4	$1,098.1	$1,072.6	$1,204.9	$(1,892.4)	$2,037.6

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

	As of December 31, 2010
	Aleris Corporation (Parent)	Aleris International, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current Assets
Cash and cash equivalents	$—	$37.9	$—	$75.6	$—	$113.5
Accounts receivable, net	—	1.3	140.7	251.4	—	393.4
Inventories	—	—	249.6	364.0	—	613.6
Deferred income taxes	—	—	—	1.6	—	1.6
Current derivative financial instruments	—	—	—	17.4	—	17.4
Prepaid expenses and other current assets	—	0.4	8.3	15.1	—	23.8

Total Current Assets	—	39.6	398.6	725.1	—	1,163.3
Property, plant and equipment, net	—	—	273.1	236.9	—	510.0
Intangible assets, net	—	—	33.8	15.9	—	49.7
Long-term derivative financial instruments	—	—	—	9.3	—	9.3
Deferred income taxes	—	—	—	13.9	—	13.9
Other long-term assets	—	10.6	4.3	18.6	—	33.5
Investments in subsidiaries/intercompany receivables, net	937.8	942.1	267.2	(60.8)	(2,086.3)	—

Total Assets	$937.8	$992.3	$977.0	$958.9	$(2,086.3)	$1,779.7

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$—	$3.2	$88.9	$191.5	$—	$283.6
Accrued liabilities	—	3.2	52.2	109.8	—	165.2
Deferred income taxes	—	—	—	13.8	—	13.8
Current portion of long-term debt	—	—	—	5.3	—	5.3

Total Current Liabilities	—	6.4	141.1	320.4	—	467.9
Long-term debt	—	44.1	—	1.0	—	45.1
Deferred income taxes	—	—	0.3	8.4	—	8.7
Accrued pension benefits	—	—	52.9	131.6	—	184.5
Accrued postretirement benefits	—	—	48.5	—	—	48.5
Other long-term liabilities	—	—	30.3	51.7	—	82.0

Total Long-Term Liabilities	—	44.1	132.0	192.7	—	368.8
Redeemable noncontrolling interest	—	5.2	—	—	—	5.2
Total Aleris Corporation equity	937.8	936.6	703.9	445.8	(2,086.3)	937.8

Total Liabilities and Equity	$937.8	$992.3	$977.0	$958.9	$(2,086.3)	$1,779.7

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

	For the year ended December 31, 2011 (Successor)
	Aleris Corporation (Parent)	Aleris International, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$—	$—	$2,122.2	$2,714.7	$(10.5)	$4,826.4
Cost of sales	—	—	1,949.3	2,415.5	(10.5)	4,354.3

Gross profit	—	—	172.9	299.2	—	472.1
Selling, general and administrative expenses	—	0.1	114.4	159.8	—	274.3
Restructuring and impairment charges	—	—	0.6	3.8	—	4.4
(Gains) losses on derivative financial instruments	—	—	(5.2)	5.2	—	—
Other operating expense (income), net	—	—	1.9	(4.3)	—	(2.4)

Operating (loss) income	—	(0.1)	61.2	134.7	—	195.8
Interest expense, net	—	—	40.1	6.2	—	46.3
Reorganization items, net	—	(0.2)	(1.1)	—	—	(1.3)
Other (income) expense, net	—	—	(6.5)	0.3	—	(6.2)
Equity in net earnings of affiliates	(161.6)	(161.5)	(7.2)	—	330.3	—

Income before income taxes	161.6	161.6	35.9	128.2	(330.3)	157.0
Provision for (benefit from) income taxes	—	—	3.5	(7.7)	—	(4.2)

Net income	161.6	161.6	32.4	135.9	(330.3)	161.2
Net loss attributable to noncontrolling interest	—	—	—	(0.4)	—	(0.4)

Net income attributable to Aleris Corporation	$161.6	$161.6	$32.4	$136.3	$(330.3)	$161.6

Comprehensive income	105.9	105.9	2.2	111.9	(220.2)	105.7
Comprehensive loss attributable to noncontrolling interest	—	—	—	(0.2)	—	(0.2)

Comprehensive income attributable to Aleris Corporation	$105.9	$105.9	$2.2	$112.1	$(220.2)	$105.9

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

	For the seven months ended December 31, 2010 (Successor)
	Aleris Corporation (Parent)	Aleris International, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$—	$—	$1,074.3	$1,405.7	$(5.9)	$2,474.1
Cost of sales	—	—	994.0	1,263.7	(5.9)	2,251.8

Gross profit	—	—	80.3	142.0	—	222.3
Selling, general and administrative expenses	—	—	57.0	83.0	—	140.0
Restructuring and impairment charges	—	—	0.1	12.0	—	12.1
Losses (gains) on derivative financial instruments	—	—	9.3	(15.5)	—	(6.2)
Other operating expense (income), net	—	—	0.1	(2.2)	—	(2.1)

Operating income	—	—	13.8	64.7	—	78.5
Interest expense, net	—	—	3.8	3.2	—	7.0
Reorganization items, net	—	1.2	6.4	(0.2)	—	7.4
Other income, net	—	(0.2)	(2.1)	(5.3)	—	(7.6)
Equity in net earnings of affiliates	(71.4)	(72.4)	(4.5)	—	148.3	—

Income before income taxes	71.4	71.4	10.2	67.0	(148.3)	71.7
Provision for (benefit from) income taxes	—	—	4.6	(4.3)	—	0.3

Net income attributable to Aleris Corporation	$71.4	$71.4	$5.6	$71.3	$(148.3)	$71.4

Comprehensive income attributable to Aleris Corporation	$98.1	$98.1	$8.7	$94.9	$(201.7)	$98.1

	For the five months ended May 31, 2010 (Predecessor)
	Aleris Corporation (Parent)	Aleris International, Inc.	Guarantors	Non- Guarantors	Eliminations	Consolidated
Revenues	$—	$—	$766.3	$879.9	$(3.2)	$1,643.0
Cost of sales	—	—	686.8	772.2	(3.2)	1,455.8

Gross profit	—	—	79.5	107.7	—	187.2
Selling, general and administrative expenses	—	—	32.1	52.1	—	84.2
Restructuring and impairment (gains) charges	—	—	(0.6)	0.2	—	(0.4)
Losses on derivative financial instruments	—	—	8.7	19.9	—	28.6
Other operating expense, net	—	—	0.4	—	—	0.4

Operating income	—	—	38.9	35.5	—	74.4
Interest expense, net	—	—	53.7	19.9	—	73.6
Reorganization items, net	—	777.5	(1,471.4)	(1,533.4)	—	(2,227.3)
Other (income) expense, net	—	(32.0)	(1.7)	66.4	—	32.7
Equity in net earnings of affiliates	(2,204.1)	(2,948.4)	38.0	—	5,114.5	—

Income before income taxes	2,204.1	2,202.9	1,420.3	1,482.6	(5,114.5)	2,195.4
(Benefit from) provision for income taxes	—	(1.2)	(11.7)	4.2	—	(8.7)

Net income attributable to Aleris Corporation	$2,204.1	$2,204.1	$1,432.0	$1,478.4	$(5,114.5)	$2,204.1

Comprehensive income attributable to Aleris Corporation	$2,246.5	$2,246.5	$1,433.5	$1,524.3	$(5,204.3)	$2,246.5

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

	For the year ended December 31, 2009 (Predecessor)
	Aleris Corporation (Parent)	Aleris International, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$—	$—	$1,267.6	$1,750.5	$(21.3)	$2,996.8
Cost of sales	—	—	1,163.3	1,678.4	(21.3)	2,820.4

Gross profit	—	—	104.3	72.1	—	176.4
Selling, general and administrative expenses	—	1.1	92.6	149.9	—	243.6
Restructuring and impairment charges	—	0.1	176.6	686.2	—	862.9
Losses (gains) on derivative financial instruments	—	40.3	19.2	(76.5)	—	(17.0)
Other operating expense (income), net	—	—	0.3	(2.4)	—	(2.1)

Operating loss	—	(41.5)	(184.4)	(685.1)	—	(911.0)
Interest expense, net	—	8.8	146.6	70.0	—	225.4
Reorganization items, net	—	87.9	(1.2)	36.4	—	123.1
Other expense (income), net	—	25.8	(8.4)	(27.7)	—	(10.3)
Equity in net earnings of affiliates	1,187.4	1,061.1	18.7	—	(2,267.2)	—

Loss before income taxes	(1,187.4)	(1,225.1)	(340.1)	(763.8)	2,267.2	(1,249.2)
(Benefit from) provision for income taxes	—	(37.7)	11.4	(35.5)	—	(61.8)

Net loss attributable to Aleris Corporation	$(1,187.4)	$(1,187.4)	$(351.5)	$(728.3)	$2,267.2	$(1,187.4)

Comprehensive loss attributable to Aleris Corporation	$(1,162.9)	$(1,162.9)	$(363.6)	$(690.4)	$2,216.9	$(1,162.9)

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

	For the year ended December 31, 2011 (Successor)
	Aleris Corporation (Parent)	Aleris International, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by operating activities	$500.0	$90.7	$73.9	$103.7	$(501.4)	$266.9
Investing activities
Payments for property, plant and equipment	—	—	(73.9)	(130.7)	—	(204.6)
Proceeds from the sale of property, plant and equipment	—	—	—	7.7	—	7.7
Net investment in subsidiaries	—	(50.0)	—	50.0	—	—
Other	—	—	—	(0.4)	—	(0.4)

Net cash used by investing activities	—	(50.0)	(73.9)	(73.4)	—	(197.3)
Financing activities
Proceeds from issuance of Senior Notes, net of discount of $10.0	—	490.0	—	—	—	490.0
Proceeds from China Loan Facility	—	—	—	56.7	—	56.7
Net proceeds from other long-term debt	—	—	—	1.1	—	1.1
Debt issuance costs	—	(2.9)	—	(1.5)	—	(4.4)
Contributions from noncontrolling interests	—	—	—	7.6	—	7.6
Dividends paid	(500.0)	(500.0)	—	—	500.0	(500.0)
Other	—	1.4	—	1.3	—	2.7

Net cash (used) provided by financing activities	(500.0)	(11.5)	—	65.2	500.0	53.7
Effect of exchange rate differences on cash and cash equivalents	—	—	—	(5.4)	—	(5.4)

Net increase in cash and cash equivalents	—	29.2	—	90.1	(1.4)	117.9
Cash and cash equivalents at beginning of period	—	37.9	—	75.6	—	113.5

Cash and cash equivalents at end of period	$—	$67.1	$—	$165.7	$(1.4)	$231.4

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

	For the seven months ended December 31, 2010 (Successor)
	Aleris Corporation (Parent)	Aleris International, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Net cash (used) provided by operating activities	$(1.2)	$116.7	$0.3	$3.3	$—	$119.1
Investing activities
Payments for property, plant and equipment	—	—	(24.9)	(21.6)	—	(46.5)
Proceeds from sale of businesses	—	—	—	19.9	—	19.9
Proceeds from the sale of property, plant and equipment	—	—	—	0.4	—	0.4

Net cash used by investing activities	—	—	(24.9)	(1.3)	—	(26.2)
Financing activities
Proceeds from ABL Facility	—	24.2	—	46.6	—	70.8
Payments on ABL Facility	—	(104.2)	—	(48.4)	—	(152.6)
Net payments on other long-term debt	—	—	—	(1.0)	—	(1.0)
Proceeds from issuance of common stock	1.2	—	—	—	—	1.2
Debt issuance costs	—	(1.1)	—	—	—	(1.1)
Other	—	2.3	—	(3.2)	—	(0.9)

Net cash provided (used) by financing activities	1.2	(78.8)	—	(6.0)	—	(83.6)
Effect of exchange rate differences on cash and cash equivalents	—	—	—	5.3	—	5.3

Net increase (decrease) in cash and cash equivalents	—	37.9	(24.6)	1.3	—	14.6
Cash and cash equivalents at beginning of period	—	—	24.6	74.3	—	98.9

Cash and cash equivalents at end of period	$—	$37.9	$—	$75.6	$—	$113.5

	For the five months ended May 31, 2010 (Predecessor)
	Aleris Corporation (Parent)	Aleris International, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Net cash (used) provided by operating activities	$—	$(360.1)	$35.9	$150.2	$—	$(174.0)
Investing activities
Payments for property, plant and equipment	—	—	(11.6)	(4.4)	—	(16.0)
Investment in subsidiaries	(541.1)	—	—	—	541.1	—
Other	—	—	0.2	0.1	—	0.3

Net cash used by investing activities	(541.1)	—	(11.4)	(4.3)	541.1	(15.7)
Financing activities
Proceeds from issuance of common stock, net of issuance costs of $22.5	541.1	541.1	—	—	(541.1)	541.1
Proceeds from issuance of Preferred Stock	—	5.0	—	—	—	5.0
Proceeds from ABL Facility	—	80.0	—	—	—	80.0
Proceeds from Exchangeable Notes, net of issuance costs of $1.2	—	43.8	—	—	—	43.8
Proceeds from DIP Facilities	—	854.2	—	75.9	—	930.1
Payments on DIP Facilities	—	(1,131.8)	—	(225.4)	—	(1,357.2)
Net payments on other long-term debt	—	(0.3)	—	(1.0)	—	(1.3)
Debt issuance costs	—	(47.7)	—	(6.5)	—	(54.2)
Other	—	0.2	—	—	—	0.2

Net cash provided (used) by financing activities	541.1	344.5	—	(157.0)	—	187.5
Effect of exchange rate differences on cash and cash equivalents	—	—	—	(7.8)	—	(7.8)

Net (decrease) increase in cash and cash equivalents	—	(15.6)	24.5	(18.9)	—	(10.0)
Cash and cash equivalents at beginning of period	—	15.6	0.1	93.2	—	108.9

Cash and cash equivalents at end of period	$—	$—	$24.6	$74.3	$—	$98.9

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

	For the year ended December 31, 2009 (Predecessor)
	Aleris Corporation (Parent)	Aleris International, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by operating activities	$—	$16.0	$11.5	$29.2	$—	$56.7
Investing activities
Payments for property, plant and equipment	—	—	(16.0)	(52.6)	—	(68.6)
Proceeds from the sale of property, plant and equipment	—	—	1.5	6.6	—	8.1
Other	—	0.4	—	0.3	—	0.7

Net cash provided (used) by investing activities	—	0.4	(14.5)	(45.7)	—	(59.8)
Financing activities
Proceeds from DIP Facilities	—	1,250.2	—	214.6	—	1,464.8
Payments on DIP Facilities	—	(1,168.4)	—	(137.6)	—	(1,306.0)
Net payments on other long-term debt	—	(0.5)	—	(8.3)	—	(8.8)
Debt issuance costs	—	(82.2)	—	(7.3)	—	(89.5)
Other	—	—	—	0.3	—	0.3

Net cash (used) provided by financing activities	—	(0.9)	—	61.7	—	60.8
Effect of exchange rate differences on cash and cash equivalents	—	—	—	2.7	—	2.7

Net increase (decrease) in cash and cash equivalents	—	15.5	(3.0)	47.9	—	60.4
Cash and cash equivalents at beginning of period	—	0.1	3.1	45.3	—	48.5

Cash and cash equivalents at end of period	$—	$15.6	$0.1	$93.2	$—	$108.9

23. SUBSEQUENT EVENTS

New Senior Notes due 2020

On October 23, 2012, Aleris International, Inc. issued $500.0 aggregate principal amount of 7 7/8% Senior Notes due 2020 (the “New Senior Notes”) under an indenture (the “New Indenture”) with U.S. Bank National Association, as trustee. Interest on the New Senior Notes will be payable in cash semi-annually in arrears on May 1st and November 1st of each year, commencing May 1, 2013. Interest on the New Senior Notes will accrue from the most recent date to which interest has been paid, or if no interest has been paid, from October 23, 2012. The New Senior Notes mature on November 1, 2020.

The New Senior Notes are jointly and severally, irrevocably and unconditionally guaranteed on a senior unsecured basis, by each direct and indirect restricted subsidiary that is a domestic subsidiary and that guarantees our obligations under the ABL Facility and the Senior Notes, as primary obligor and not merely as surety. In

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

addition, on December 12, 2012, Aleris Corporation became a guarantor of the New Senior Notes pursuant to a supplement to the New Indenture. The New Senior Notes and the guarantees thereof are our unsecured senior obligations and rank (i) equally in right of payment to all of our existing and future debt and other obligations that are not, by their terms, expressly subordinated in right of payment to the New Senior Notes (including the existing Senior Notes); (ii) be effectively subordinated in right of payment to all of our existing and future secured debt (including any borrowings under our ABL Facility), to the extent of the value of the assets securing such debt; (iii) be structurally subordinated to all existing and future debt and other obligations, including trade payables, of each of our subsidiaries that is not a guarantor of the New Senior Notes; and (iv) rank senior in right of payment to our existing and future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the New Senior Notes, including our Exchangeable Notes.

We are not required to make any mandatory redemption or sinking fund payments with respect to the New Senior Notes other than as set forth in the New Indenture relating to certain tax matters, but under certain circumstances, we may be required to offer to purchase New Senior Notes as described below. We may from time to time acquire New Senior Notes by means other than redemption, whether by tender offer, in open market purchases, through negotiated transactions or otherwise, in accordance with applicable securities laws.

Except as described below, the New Senior Notes are not redeemable at our option prior to November 1, 2015. From and after November 1, 2015, we may redeem the New Senior Notes, in whole or in part, upon not less than 30 nor more than 60 days’ prior notice at a redemption price equal to 105.9% of principal amount, declining annually to 100.0% of the principal amount on November 1, 2018, plus accrued and unpaid interest, and Additional Interest (as defined in the New Indenture), if any, thereon to the applicable redemption date.

Prior to November 1, 2015, we may, at our option, redeem up to 40% of the sum of the aggregate principal amount of the New Senior Notes originally issued under the New Indenture and the aggregate principal amount of any additional notes issued under the New Indenture after the issue date at a redemption price equal to 107.9% of the aggregate principal amount thereof, plus accrued and unpaid interest, and Additional Interest, if any, thereon to the redemption date, with the net cash proceeds of one or more equity offerings of Aleris International, Inc. or any direct or indirect parent of Aleris International, Inc. to the extent such net proceeds are contributed to us provided that at least 60% of the sum of the aggregate principal amount of New Senior Notes originally issued under the New Indenture and the aggregate principal amount of any additional notes issued under the New Indenture after the issue date remain outstanding immediately after the occurrence of each such redemption and each such redemption occurs within 180 days of the date of closing of each equity offering. At any time prior to November 1, 2015, we may also redeem all or a part of the New Senior Notes, upon not less than 30 nor more than 60 days’ prior notice, at a redemption price equal to 100% of the principal amount of New Senior Notes redeemed plus an applicable premium, as provided in the New Indenture, as of, and accrued and unpaid interest and Additional Interest, if any, to the redemption date.

Upon the occurrence of a change in control (as defined in the New Indenture), each holder of the New Senior Notes has the right to require us to repurchase some or all of such holder’s New Senior Notes at a price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase.

The New Indenture contains covenants that limit our ability and certain of our subsidiaries’ ability to:

•	incur additional debt;

•	pay dividends or distributions on our capital stock or redeem, repurchase or retire our capital stock or subordinated debt;

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

•	issue preferred stock of restricted subsidiaries;

•	make certain investments;

•	create liens on our or our subsidiary guarantors’ assets to secure debt;

•	enter into sale and leaseback transactions;

•	create restrictions on the payment of dividends or other amounts to us from our restricted subsidiaries that are not guarantors of the notes;

•	enter into transactions with affiliates;

•	merge or consolidate with another company; and

•	sell assets, including capital stock of our subsidiaries.

These covenants are subject to a number of important limitations and exceptions.

The New Indenture also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, interest and any other monetary obligations on all outstanding New Senior Notes to be due and payable immediately.

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

The following presents our Consolidated Balance Sheet as of December 31, 2011 on a pro forma basis as if the New Senior Notes had been issued on December 31, 2011:

	Historical	Pro Forma Adjustments	Pro Forma
ASSETS
Current Assets
Cash and cash equivalents	$231.4	$489.5	$720.9
Accounts receivable, net	401.1	—	401.1
Inventories	585.7	—	585.7
Deferred income taxes	6.0	—	6.0
Current derivative financial instruments	0.8	—	0.8
Prepaid expenses and other current assets	22.2	—	22.2

Total Current Assets	1,247.2	489.5	1,736.7
Property, plant and equipment, net	670.5	—	670.5
Intangible assets, net	47.7	—	47.7
Long-term derivative financial instruments	0.2	—	0.2
Deferred income taxes	33.9	—	33.9
Other long-term assets	38.1	1.8	39.9

Total Assets	$2,037.6	$491.3	$2,528.9

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$287.4	$—	$287.4
Accrued liabilities	233.1	—	233.1
Deferred income taxes	6.2	—	6.2
Current portion of long-term debt	6.9	—	6.9

Total Current Liabilities	533.6	—	533.6
Long-term debt	595.1	491.3	1,086.4
Deferred income taxes	5.1	—	5.1
Accrued pension benefits	206.2	—	206.2
Accrued postretirement benefits	52.9	—	52.9
Other long-term liabilities	78.6	—	78.6

Total Long-Term Liabilities	937.9	491.3	1,429.2
Redeemable noncontrolling interest	5.4	—	5.4
Stockholders’ Equity
Common stock	0.3	—	0.3
Additional paid-in capital	563.4	—	563.4
Retained earnings	19.7	—	19.7
Accumulated other comprehensive loss	(29.0)	—	(29.0)

Total Aleris Corporation Equity	554.4	—	554.4
Noncontrolling interest	6.3	—	6.3

Total Equity	560.7	—	560.7

Total Liabilities and Equity	$2,037.6	$491.3	$2,528.9

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(in millions, except share and per share data)

Parent Guarantee

On December 12, 2012, Aleris Corporation became a guarantor of the Senior Notes pursuant to a supplement to the Indenture.

Change in Aleris Zhenjiang Equity Interest

During 2012, the joint venture contract between Aleris and Zhenjiang Dingsheng Aluminum Industries Joint-Stock Co., Ltd. (“Dingsheng”) was amended and restated to increase our equity interest in Aleris Zhenjiang to approximately 96%. The change in equity interest did not result in a change in control and therefore the adjustment to the carrying value of the noncontrolling interest (representing Dingsheng’s new ownership interest in the net assets of Aleris Zhenjiang) was recognized directly in equity attributable to Aleris. The amended and restated joint venture agreement also includes an option by which Dingsheng has the unilateral right to require Aleris Asia Pacific Limited, our wholly owned subsidiary and the direct parent of Aleris Zhenjiang, to purchase Dingsheng’s noncontrolling interest in Aleris Zhenjiang at any time prior to May 31, 2013. The redemption price is calculated as the cumulative amount of paid-in registered capital plus accrued interest from the date the actual contributions were made through the date that Dingsheng receives proceeds for the purchase of its noncontrolling interest.

ALERIS CORPORATION

CONSOLIDATED BALANCE SHEET

(UNAUDITED)

(in millions, except share and per share data)

	September 30, 2012	December 31, 2011
ASSETS
Current Assets
Cash and cash equivalents	$105.8	$231.4
Accounts receivable (net of allowances of $9.3 and $8.7 at September 30, 2012 and December 31, 2011, respectively)	496.2	401.1
Inventories	625.7	585.7
Deferred income taxes	6.0	6.0
Prepaid expenses and other current assets	19.4	23.0

Total Current Assets	1,253.1	1,247.2
Property, plant and equipment, net	946.4	670.5
Intangible assets, net	46.1	47.7
Deferred income taxes	33.9	33.9
Other long-term assets	47.6	38.3

Total Assets	$2,327.1	$2,037.6

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$369.6	$287.4
Accrued liabilities	238.2	233.1
Deferred income taxes	6.2	6.2
Current portion of long-term debt	10.3	6.9

Total Current Liabilities	624.3	533.6
Long-term debt	684.9	595.1
Deferred income taxes	13.4	5.1
Accrued pension benefits	196.8	206.2
Accrued postretirement benefits	52.1	52.9
Other long-term liabilities	72.9	78.6

Total Long-Term Liabilities	1,020.1	937.9
Redeemable noncontrolling interests	14.1	5.4
Stockholders’ Equity
Common stock; par value $.01; 45,000,000 shares authorized and 31,081,440 and 31,031,871 shares issued at September 30, 2012 and December 31, 2011	0.3	0.3
Additional paid-in capital	569.3	563.4
Retained earnings	131.5	19.7
Accumulated other comprehensive loss	(32.5)	(29.0)

Total Aleris Corporation Equity	668.6	554.4
Noncontrolling interest	—	6.3

Total Equity	668.6	560.7

Total Liabilities and Equity	$2,327.1	$2,037.6

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ALERIS CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED)

(in millions, except per share data)

	For the three months ended September 30,		For the nine months ended September 30,
	2012	2011	2012	2011
Revenues	$1,081.0	$1,247.1	$3,392.2	$3,766.7
Cost of sales	960.8	1,126.1	3,018.4	3,382.5

Gross profit	120.2	121.0	373.8	384.2
Selling, general and administrative expenses	66.5	76.2	195.0	206.0
Losses (gains) on derivative financial instruments	1.3	0.7	3.3	(3.5)
Other operating expense, net	0.8	2.4	2.1	0.4

Operating income	51.6	41.7	173.4	181.3
Interest expense, net	10.7	11.8	33.8	34.2
Other expense (income), net	0.9	2.6	0.4	(4.2)

Income before income taxes	40.0	27.3	139.2	151.3
Provision for (benefit from) income taxes	7.5	(0.3)	25.6	9.6

Net income	32.5	27.6	113.6	141.7

Net loss attributable to noncontrolling interest	(0.3)	(0.3)	(0.9)	(0.1)

Net income attributable to Aleris Corporation	$32.8	$27.9	$114.5	$141.8

Comprehensive income	$44.5	$1.5	$109.9	$145.6
Comprehensive loss attributable to noncontrolling interest	(0.3)	(0.2)	(1.0)	—

Comprehensive income attributable to Aleris Corporation	$44.8	$1.7	$110.9	$145.6

Net income available to common stockholders	$30.2	$27.6	$111.2	$141.5
Basic earnings per share	$0.97	$0.89	$3.58	$4.57
Diluted earnings per share	$0.91	$0.84	$3.33	$4.30
Dividends declared per common share	$—	$—	$—	$12.80

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ALERIS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(in millions)

	For the nine months ended September 30,
	2012	2011
Operating activities
Net income	$113.6	$141.7
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	59.2	50.9
Provision for deferred income taxes	8.3	1.5
Stock-based compensation expense	8.1	7.3
Unrealized (gains) losses on derivative financial instruments	(3.2)	13.4
Unrealized currency exchange losses (gains) on debt	0.5	(1.0)
Amortization of debt issuance costs	4.7	4.5
Other non-cash gains, net	(1.1)	(5.9)
Changes in operating assets and liabilities:
Change in accounts receivable	(97.4)	(130.7)
Change in inventories	(41.5)	(53.5)
Change in other assets	(7.7)	(3.7)
Change in accounts payable	69.6	88.4
Change in accrued liabilities	(21.1)	36.8

Net cash provided by operating activities	92.0	149.7
Investing activities
Payments for property, plant and equipment	(285.5)	(108.4)
Purchase of a business	(21.5)	—
Other	(0.2)	7.4

Net cash used by investing activities	(307.2)	(101.0)
Financing activities
Proceeds from issuance of Senior Notes, net of discount of $10.0	—	490.0
Proceeds from China Loan Facility	88.5	11.5
Net proceeds from (payments on) other long-term debt	2.0	(1.0)
Debt issuance costs	(0.4)	(7.2)
Contributions from noncontrolling interests	—	7.6
Dividends paid	—	(400.0)
Other	(1.4)	2.0

Net cash provided by financing activities	88.7	102.9
Effect of exchange rate differences on cash and cash equivalents	0.9	0.8

Net (decrease) increase in cash and cash equivalents	(125.6)	152.4
Cash and cash equivalents at beginning of period	231.4	113.5

Cash and cash equivalents at end of period	$105.8	$265.9

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

(in millions, except share and per share data)

1. BASIS OF PRESENTATION

The accompanying unaudited Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Subsequent events have been evaluated through November 2, 2012, which represents the date the Consolidated Financial Statements were available to be issued, and through December 12, 2012, which represents the date the Consolidated Financial Statements were available to be reissued.

The operating results for interim periods contained herein are not necessarily indicative of the results that may be expected for any other interim period or for the full year. The accompanying Consolidated Financial Statements include the accounts of Aleris Corporation and all of its subsidiaries (collectively, except where the context otherwise requires, referred to as “we,” “us,” “our,” “Company” or similar terms).

2. INVENTORIES

The components of our “Inventories” as of September 30, 2012 and December 31, 2011 are as follows:

	September 30, 2012	December 31, 2011
Finished goods	$177.1	$175.6
Raw materials	234.6	226.5
Work in process	191.1	162.5
Supplies	22.9	21.1
Total inventories	$625.7	$585.7

3. LONG-TERM DEBT

Our debt as of September 30, 2012 and December 31, 2011 is summarized as follows:

	September 30, 2012	December 31, 2011
ABL Facility	$—	$—
Senior Notes, net of discount of $7.7 and $8.8 at September 30, 2012 and December 31, 2011, respectively	492.3	491.2
Exchangeable Notes, net of discount of $0.8 and $0.9 at September 30, 2012 and December 31, 2011, respectively	44.2	44.1
China Loan Facility, net of discount of $1.2 and $1.0 at September 30, 2012 and December 31, 2011, respectively	144.3	55.9
Other	14.4	10.8

Total debt	695.2	602.0
Less: Current portion of long-term debt	10.3	6.9

Total long-term debt	$684.9	$595.1

ABL Facility

In connection with Aleris International, Inc.’s emergence from bankruptcy, it entered into an asset backed multi-currency revolving credit facility (the “ABL Facility”). On June 30, 2011, Aleris International, Inc. amended and restated the ABL Facility. The amended and restated ABL Facility is a $600.0 revolving credit facility which permits multi-currency borrowings up to $600.0 by our U.S. subsidiaries, up to $240.0 by Aleris

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

(in millions, except share and per share data)

Switzerland GmbH (a wholly owned Swiss subsidiary), and up to $15.0 by Aleris Specification Alloy Products Canada Company (a wholly owned Canadian subsidiary). Aleris International, Inc. and certain of its U.S. and international subsidiaries are borrowers under the ABL Facility. The availability of funds to the borrowers located in each jurisdiction is subject to a borrowing base for that jurisdiction, and the jurisdictions in which certain subsidiaries of such borrowers are located, calculated on the basis of a predetermined percentage of the value of selected accounts receivable and U.S., Canadian and certain European inventory, less certain ineligible accounts receivable and inventory. The level of the borrowing base and availability under the ABL Facility fluctuates with the underlying London Metal Exchange (“LME”) price of aluminum which impacts both accounts receivable and inventory values included in the borrowing base. Non-U.S. borrowers also have the ability to borrow under the ABL Facility based on excess availability under the borrowing base applicable to the U.S. borrowers, subject to certain sublimits. The ABL Facility provides for the issuance of up to $75.0 of letters of credit as well as borrowings on same-day notice, referred to as swingline loans that are available in U.S. dollars, Canadian dollars, euros, and certain other currencies. As of September 30, 2012, we estimate that our borrowing base would have supported borrowings up to $519.8. After giving effect to outstanding letters of credit of $43.0, we had $476.9 available for borrowing as of September 30, 2012.

Borrowings under the ABL Facility bear interest at a rate equal to the following, plus an applicable margin ranging from 0.75% to 2.50%:

•

in the case of borrowings in U.S. dollars, a LIBOR rate or a base rate determined by reference to the higher of (1) Bank of America’s prime lending rate, (2) the overnight federal funds rate plus 0.5% or (3) a eurodollar rate determined by Bank of America plus 1.0%;

•	in the case of borrowings in euros, a euro LIBOR rate determined by Bank of America; and

•	in the case of borrowings in Canadian dollars, a Canadian prime rate.

As of September 30, 2012 and December 31, 2011, we had no amounts outstanding under the ABL Facility.

In addition to paying interest on any outstanding principal under the ABL Facility, we are required to pay a commitment fee in respect of unutilized commitments of 0.50% if the average utilization is less than 33% for any applicable period, 0.375% if the average utilization is between 33% and 67% for any applicable period, and 0.25% if the average utilization is greater than 67% for any applicable period. We must also pay customary letters of credit fees and agency fees.

The ABL Facility is subject to mandatory prepayment with (i) 100% of the net cash proceeds of certain asset sales, subject to certain reinvestment rights; (ii) 100% of the net cash proceeds from issuance of debt, other than debt permitted under the ABL Facility; and (iii) 100% of net cash proceeds from certain insurance and condemnation payments, subject to certain reinvestment rights.

In addition, if at any time outstanding loans, unreimbursed letter of credit drawings and undrawn letters of credit under the ABL Facility exceed the applicable borrowing base in effect at such time, the Company is required to repay outstanding loans or cash collateralize letters of credit in an aggregate amount equal to such excess, with no reduction of the commitment amount. If the amount available under the ABL Facility is less than the greater of (x) $50.0 and (y) 15.0% of the lesser of the total commitments or the borrowing base under the ABL Facility or an event of default is continuing, we are required to repay outstanding loans with the cash we are required to deposit in collection accounts maintained with the agent under the ABL Facility.

We may voluntarily reduce the unutilized portion of the commitment amount and repay outstanding loans at any time upon three business days prior written notice without premium or penalty other than customary “breakage” costs with respect to eurodollar, euro LIBOR and EURIBOR loans.

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

(in millions, except share and per share data)

There is no scheduled amortization under the ABL Facility. The principal amount outstanding will be due and payable in full at maturity, on June 29, 2016 unless extended pursuant to the credit agreement.

The ABL Facility is secured, subject to certain exceptions (including appropriate limitations in light of U.S. federal income tax considerations on guaranties and pledges of assets by foreign subsidiaries, and certain pledges of such foreign subsidiaries’ stock, in each case to support loans to us or our domestic subsidiaries), by a first-priority security interest in substantially all of our current assets and related intangible assets located in the U.S., substantially all of the current assets and related intangible assets of substantially all of our wholly owned domestic subsidiaries located in the U.S., substantially all of the current assets and related intangible assets of the borrower located in Canada and substantially all of the current assets (other than inventory located outside of the United Kingdom) and related intangibles of Aleris Recycling (Swansea) Ltd. and Aleris Switzerland GmbH and certain of its subsidiaries. The borrowers’ obligations under the ABL Facility are guaranteed by certain of our existing and future direct and indirect subsidiaries.

The ABL Facility contains a number of covenants that, among other things and subject to certain exceptions, restrict our ability and the ability of our subsidiaries to:

•	incur additional indebtedness;

•	pay dividends on our common stock and make other restricted payments;

•	make investments and acquisitions;

•	engage in transactions with our affiliates;

•	sell assets;

•	merge; and

•	create liens.

Although the credit agreement governing the ABL Facility generally does not require us to comply with any financial ratio maintenance covenants, if the amount available under the ABL Facility is less than the greater of (x) $45.0 or (y) 12.5% of the lesser of (i) the total commitments or (ii) the borrowing base under the ABL Facility at any time, a minimum fixed charge coverage ratio (as defined in the credit agreement) of at least 1.0 to 1.0 will apply. The credit agreement also contains certain customary affirmative covenants and events of default. We were in compliance with all of the covenants set forth in the credit agreement as of September 30, 2012.

Senior Notes

On February 9, 2011, Aleris International, Inc. issued $500.0 aggregate original principal amount of 7  5/8% Senior Notes due 2018 under an indenture (the “Indenture”) with U.S. Bank National Association, as trustee, and on October 14, 2011, Aleris International, Inc. exchanged the $500.0 aggregate original principal amount of 7 5/8% Senior Notes for $500.0 of its new 7 5/8% Senior Notes due 2018 that have been registered under the Securities Act of 1933, as amended (the “Senior Notes”). Interest on the Senior Notes is payable in cash semi-annually in arrears on February 15th and August 15th of each year. The Senior Notes mature on February 15, 2018.

The Senior Notes are jointly and severally, irrevocably and unconditionally guaranteed on a senior unsecured basis, by each direct and indirect restricted subsidiary that is a domestic subsidiary and that guarantees our obligations under the ABL Facility, as primary obligor and not merely as surety. The Senior Notes and the guarantees thereof are our unsecured senior obligations and rank (i) equally in right of payment to all of our

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

(in millions, except share and per share data)

existing and future debt and other obligations that are not, by their terms, expressly subordinated in right of payment to the Senior Notes; (ii) effectively subordinated in right of payment to all of our existing and future secured debt (including any borrowings under our ABL Facility), to the extent of the value of the assets securing such debt; (iii) structurally subordinated to all existing and future debt and other obligations, including trade payables, of each of our subsidiaries that is not a guarantor of the Senior Notes; and (iv) senior in right of payment to our existing and future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the Senior Notes, including our 6% Senior Subordinated Exchangeable Notes.

We are not required to make any mandatory redemption or sinking fund payments with respect to the Senior Notes other than as set forth in the Indenture relating to certain tax matters, but under certain circumstances, we may be required to offer to purchase Senior Notes as described below. We may from time to time acquire Senior Notes by means other than redemption, whether by tender offer, in open market purchases, through negotiated transactions or otherwise, in accordance with applicable securities laws.

From and after February 15, 2014, we may redeem the Senior Notes, in whole or in part, upon not less than 30 nor more than 60 days’ prior notice at a redemption price equal to 105.7% of the principal amount, declining annually to 100.0% of the principal amount on February 15, 2017, plus accrued and unpaid interest, and Additional Interest (as defined in the Indenture), if any, thereon to the applicable redemption date.

Prior to February 15, 2013, we may, at our option, subject to certain conditions, redeem up to 35% of the original aggregate principal amount of the Senior Notes at a redemption price of 107.6% of the aggregate principal amount thereof, plus accrued and unpaid interest, and Additional Interest, if any, thereon to the redemption date, (plus the aggregate principal amount of any additional notes issued after the issue date) with the net cash proceeds of one or more equity offerings of Aleris International, Inc. or any direct or indirect parent of Aleris International, Inc. to the extent such proceeds are contributed to us provided that at least 65% of the sum of the aggregate principal amount of Senior Notes originally issued under the Indenture and the aggregate principal amount of any additional notes issued under the Indenture after the issue date remain outstanding immediately after the occurrence of each such redemption and each such redemption occurs within 180 days of the date of closing of each equity offering. Prior to February 15, 2013, we also may, but not more than one time during each twelve month period, redeem, in the aggregate, up to 10% of the sum of the original principal amount of the Senior Notes (and the original principal amount of any additional notes) issued under the Indenture at a redemption price equal to 103% of the aggregate principal amount thereof, plus accrued and unpaid interest, and Additional Interest, if any, thereon to the applicable redemption date. At any time prior to February 15, 2014, we may redeem all or a part of the Senior Notes, upon not less than 30 nor more than 60 days prior notice, at a redemption price equal to 100% of the principal amount of Senior Notes redeemed plus an applicable premium, as provided in the Indenture, as of, and accrued and unpaid interest and Additional Interest, if any, to the redemption date.

Upon the occurrence of a change in control (as defined in the Indenture), each holder of the Senior Notes has the right to require us to repurchase some or all of such holder’s Senior Notes at a price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and Additional Interest, if any, to the purchase date.

If we or our restricted subsidiaries engage in an asset sale (as defined in the Indenture), we generally must either invest the net cash proceeds from such sales in our business within a specified period of time, permanently reduce senior debt, permanently reduce senior subordinated debt, permanently reduce debt of a restricted subsidiary that is not a subsidiary guarantor or make an offer to purchase a principal amount of the notes equal to the net cash proceeds, subject to certain exceptions. The purchase price of the notes will be 100% of their principal amount, plus accrued and unpaid interest.

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

(in millions, except share and per share data)

The Indenture contains covenants that limit our ability and certain of our subsidiaries’ ability to:

•	incur additional debt;

•	pay dividends or distributions on our capital stock or redeem, repurchase or retire our capital stock or subordinated debt;

•	issue preferred stock of restricted subsidiaries;

•	make certain investments;

•	create liens on our or our subsidiary guarantors’ assets to secure debt;

•	enter into sale and leaseback transactions;

•	create restrictions on the payment of dividends or other amounts to us from our restricted subsidiaries that are not guarantors of the notes;

•	enter into transactions with affiliates;

•	merge or consolidate with another company; and

•	sell assets, including capital stock of our subsidiaries.

These covenants are subject to a number of important limitations and exceptions.

The Indenture also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, interest and any other monetary obligations on all outstanding Senior Notes to be due and payable immediately. We were in compliance with all covenants set forth in the Indenture as of September 30, 2012.

Aleris International, Inc. used a portion of the net proceeds from the sale of the Senior Notes to pay us cash dividends of approximately $500.0, which were then paid as dividends, pro rata, to our stockholders.

Exchangeable Notes

In connection with Aleris International, Inc.’s emergence from bankruptcy, it issued $45.0 aggregate principal amount of 6.0% Senior Subordinated Exchangeable Notes (the “Exchangeable Notes”). The Exchangeable Notes are scheduled to mature on June 1, 2020. The Exchangeable Notes have exchange rights at the holder’s option, after June 1, 2013, and are exchangeable for our common stock at a rate equivalent to 47.20 shares of common stock per $1,000 principal amount of Exchangeable Notes (after adjustment for the payment of the dividends in 2011), subject to further adjustment. The Exchangeable Notes may be redeemed at the Company’s option at specified redemption prices on or after June 1, 2013 or upon a fundamental change.

The Exchangeable Notes are our unsecured, senior subordinated obligations and rank (i) junior to all of our existing and future senior indebtedness, including the ABL Facility; (ii) equally to all of our existing and future senior subordinated indebtedness; and (iii) senior to all of our existing and future subordinated indebtedness.

China Loan Facility

Our subsidiary, Aleris Dingsheng Aluminum (Zhenjiang) Co., Ltd. (“Aleris Zhenjiang”), entered into non-recourse multi-currency secured revolving and term loan facilities (the “China Loan Facility”). The China Loan Facility consists of a $30.6 U.S. dollar term loan facility, an RMB 993.5 term loan facility (or equivalent to approximately $157.3) and an RMB 232.8 (or equivalent to approximately $36.9) revolving credit facility. The

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

(in millions, except share and per share data)

interest rate on the term U.S. dollar facility is six month U.S. dollar LIBOR plus 5.0% and the interest rate on the term RMB facility and the revolving credit facility is 110% of the base rate applicable to any loan denominated in RMB of the same tenor, as announced by the People’s Bank of China. As of September 30, 2012, $145.5 was drawn under the term loan facilities. Draws on the revolving facility begin in 2013. The final maturity date for all borrowings under the China Loan Facility is May 18, 2021. Aleris Zhenjiang is an unrestricted subsidiary and non-guarantor under the indenture governing the Senior Notes.

The China Loan Facility contains certain customary covenants and events of default. The China Loan Facility requires Aleris Zhenjiang to, among other things, maintain a certain ratio of outstanding term loans to invested equity capital. In addition, among other things and subject to certain exceptions, Aleris Zhenjiang is restricted in its ability to:

•

repay loans extended by the stockholders of Aleris Zhenjiang prior to repaying loans under the China Loan Facility or make the China Loan Facility junior to any other debts incurred of the same class for the project;

•	distribute any dividend or bonus to stockholders if its pre-tax profit is insufficient to cover a loss or not used to discharge principal, interest and expenses;

•	dispose of any assets in a manner that will materially impair its ability to repay debts;

•	provide guarantees to third parties above a certain threshold that use assets that are financed by the China Loan Facility;

•	permit any individual investor or key management personnel changes that result in a material adverse effect;

•	use any proceeds from the China Loan Facility for any purpose other than as set forth therein; and

•	enter into additional financing to expand or increase the production capacity of the project.

Aleris Zhenjiang was in compliance with all of the covenants set forth in the China Loan Facility as of September 30, 2012.

4. COMMITMENTS AND CONTINGENCIES

Environmental Proceedings

Our operations are subject to environmental laws and regulations governing air emissions, wastewater discharges, the handling, disposal and remediation of hazardous substances and wastes and employee health and safety. These laws can impose joint and several liabilities for releases or threatened releases of hazardous substances upon statutorily defined parties, including us, regardless of fault or the lawfulness of the original activity or disposal. Given the changing nature of environmental legal requirements, we may be required, from time to time, to take environmental control measures at some of our facilities to meet future requirements.

We have been named as a potentially responsible party in certain proceedings initiated pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act and similar stated statutes and may be named a potentially responsible party in other similar proceedings in the future. It is not anticipated that the costs incurred in connection with the presently pending proceedings will, individually or in the aggregate, have a material adverse effect on our financial position, results of operations or cash flows.

We are performing operations and maintenance at two Superfund sites for matters arising out of past waste disposal activity associated with closed facilities. We are also under orders to perform environmental remediation by agencies in four states and one non-U.S. country at seven sites.

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

(in millions, except share and per share data)

Our reserves for environmental remediation liabilities totaled $35.8 and $36.5 at September 30, 2012 and December 31, 2011, respectively, and have been classified as “Other long-term liabilities” and “Accrued liabilities” in the Consolidated Balance Sheet. Of the environmental liabilities recorded at September 30, 2012 and December 31, 2011, $6.3 and $6.9, respectively, is indemnified by Corus Group Ltd.

In addition to environmental liabilities, we have recorded asset retirement obligations associated with legal requirements related primarily to the normal operation of our landfills and the retirement of the related assets. At September 30, 2012 and December 31, 2011, our total asset retirement obligations were $12.8 and $13.7, respectively. The amounts represent the most probable costs of remedial actions. We estimate the costs related to currently identified remedial actions will be paid out primarily over the next ten years.

Legal Proceedings

We are party to routine litigation and proceedings as part of the ordinary course of business and do not believe that the outcome of any existing proceedings would have a material adverse effect on our financial position, results of operations or cash flows. We have established accruals for those loss contingencies, including litigation and environmental contingencies, for which it has been determined that a loss is probable; none of such loss contingencies is material. For those loss contingencies, including litigation and environmental contingencies, which have been determined to be reasonably possible, an estimate of the possible loss or range of loss cannot be determined because the claims, amount claimed, facts or legal status are not sufficiently developed or advanced in order to make such a determination. While we cannot estimate the loss or range of loss at this time, we do not believe that the outcome of any of these existing proceedings would be material to our financial position, results of operations or cash flows.

5. EQUITY AND REDEEMABLE NONCONTROLLING INTERESTS

The following table summarizes the activity within equity and redeemable noncontrolling interests, including the components of other comprehensive loss, for the nine months ended September 30, 2012:

	Aleris Corporation Equity	Noncontrolling Interest	Total Equity	Redeemable Noncontrolling Interests
Total equity at January 1, 2012	$554.4	$6.3	$560.7	$5.4
Net income (loss)	114.5	(0.4)	114.1	(0.5)
Other comprehensive loss, before tax:
Currency translation adjustments	(3.4)	(0.1)	(3.5)	—
Other	(0.1)	—	(0.1)	—

Other comprehensive loss, net of tax	(3.5)	(0.1)	(3.6)	—
Stock-based compensation	8.1	—	8.1	—
Redeemable noncontrolling interest redemption value adjustments	(2.3)	—	(2.3)	2.3
Adjustments to noncontrolling interest for change in ownership	(1.4)	(5.3)	(6.7)	6.7
Accrued dividends, net of payments	(0.5)	—	(0.5)	0.2
Distribution to noncontrolling interest	—	(0.5)	(0.5)	—
Repurchase of shares	(0.7)	—	(0.7)	—

Total equity at September 30, 2012	$668.6	$—	$668.6	$14.1

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

(in millions, except share and per share data)

In July 2012, the joint venture contract between Aleris and Zhenjiang Dingsheng Aluminum Industries Joint-Stock Co., Ltd. (“Dingsheng”) was amended and restated to increase our equity interest in Aleris Zhenjiang from 81% to 93%. The change in equity interest did not result in a change in control and therefore the adjustment to the carrying value of the noncontrolling interest (representing Dingsheng’s new ownership interest in the net assets of Aleris Zhenjiang) was recognized directly in equity attributable to Aleris. The amended and restated joint venture agreement also includes an option by which Dingsheng has the unilateral right to require Aleris Asia Pacific Limited, our wholly owned subsidiary and the direct parent of Aleris Zhenjiang, to purchase Dingsheng’s noncontrolling interest in Aleris Zhenjiang at any time prior to May 31, 2013. The redemption price is calculated as the cumulative amount of paid-in registered capital plus accrued interest from the date the actual contributions were made through the date that Dingsheng receives proceeds for the purchase of its noncontrolling interest.

At September 30, 2012, the noncontrolling interest in Aleris Zhenjiang is classified as temporary equity and measured at the current redemption amount. During the three months ended September 30, 2012, we recorded a $2.3 increase to the carrying value of the redeemable noncontrolling interest under the provisions of ASC 480, “Distinguishing Liabilities from Equity.”

6. SEGMENT INFORMATION

The Company’s operating structure includes two global business units, Global Rolled and Extruded Products and Global Recycling. Within our two global business units, we have five operating segments based on the organizational structure that is used by the Company’s chief operating decision maker to evaluate performance, make decisions on resource allocations and for which discrete financial information is available.

The Company’s operating segments (each of which is considered a reportable segment) are:

•	Rolled Products North America (“RPNA”);

•	Rolled Products Europe (“RPEU”);

•	Extrusions;

•	Recycling and Specification Alloys North America (“RSAA”); and

•	Recycling and Specification Alloys Europe (“RSEU”).

Prior period amounts presented have been restated to conform to our current reportable segments, which were changed in the fourth quarter of 2011.

Measurement of Segment Profit or Loss and Segment Assets

The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies in the Consolidated Financial Statements for the year ended December 31, 2011. Our measure of profitability for our operating segments is referred to as segment income and loss. Segment income and loss includes gross profits, segment specific realized gains and losses on derivative financial instruments, segment specific other income and expense, segment specific selling, general and administrative (“SG&A”) expense and an allocation of certain regional and global functional SG&A expenses. Segment income and loss excludes provisions for and benefits from income taxes, restructuring items, net, interest, depreciation and amortization, unrealized and certain realized gains and losses on derivative financial instruments, corporate general and administrative costs, start-up expenses, gains and losses on asset sales, currency exchange gains and losses on debt, gains and losses on intercompany receivables, reorganization items, net and certain other gains

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

(in millions, except share and per share data)

and losses. Intersegment sales and transfers are recorded at market value. Consolidated cash, long-term debt, net capitalized debt costs, deferred tax assets and assets related to our headquarters offices and Aleris Zhenjiang are not allocated to the segments. Prior period segment income and loss amounts presented have been restated to conform to the current definition of segment income and loss, which was changed in the fourth quarter of 2011.

Reportable Segment Information

The following table shows our revenues and segment income for the periods presented in our Consolidated Statements of Comprehensive Income:

Three months ended September 30, 2012	RPNA	RPEU	Extrusions	RSAA	RSEU	Intersegment Revenues	Total
Revenues to external customers	$328.5	$312.4	$87.6	$216.4	$136.1		$1,081.0
Intersegment revenues	0.3	18.2	1.5	2.7	6.7	$(29.4)	—

Total revenues	$328.8	$330.6	$89.1	$219.1	$142.8	$(29.4)	$1,081.0
Segment income	$30.3	$42.6	$5.6	$9.2	$4.7		$92.4

Three months ended September 30, 2011	RPNA	RPEU	Extrusions	RSAA	RSEU	Intersegment Revenues	Total
Revenues to external customers	$365.0	$369.9	$103.8	$245.7	$162.7		$1,247.1
Intersegment revenues	0.5	21.4	2.8	1.4	11.5	$(37.6)	—

Total revenues	$365.5	$391.3	$106.6	$247.1	$174.2	$(37.6)	$1,247.1
Segment income	$30.0	$52.7	$3.9	$21.5	$8.3		$116.4

Nine months ended September 30, 2012	RPNA	RPEU	Extrusions	RSAA	RSEU	Intersegment Revenues	Total
Revenues to external customers	$1,001.7	$961.7	$270.2	$726.4	$432.2		$3,392.2
Intersegment revenues	1.6	47.0	6.5	6.0	24.6	$(85.7)	—

Total revenues	$1,003.3	$1,008.7	$276.7	$732.4	$456.8	$(85.7)	$3,392.2
Segment income	$91.2	$126.4	$16.5	$40.4	$17.4		$291.9

Nine months ended September 30, 2011	RPNA	RPEU	Extrusions	RSAA	RSEU	Intersegment Revenues	Total
Revenues to external customers	$1,053.2	$1,141.4	$315.1	$745.9	$511.1		$3,766.7
Intersegment revenues	1.4	65.3	8.8	4.4	33.6	$(113.5)	—

Total revenues	$1,054.6	$1,206.7	$323.9	$750.3	$544.7	$(113.5)	$3,766.7
Segment income	$86.3	$120.8	$9.4	$62.2	$31.6		$310.3

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

(in millions, except share and per share data)

The following table reconciles total segment income to “Income before income taxes” as reported in our Consolidated Statements of Comprehensive Income:

	For the three months ended September 30,		For the nine months ended September 30,
	2012	2011	2012	2011
Total segment income	$92.4	$116.4	$291.9	$310.3
Unallocated amounts:
Depreciation and amortization	(20.0)	(17.0)	(59.2)	(50.9)
Corporate general and administrative expenses, excluding depreciation, amortization and start-up expenses	(12.4)	(15.2)	(42.1)	(42.5)
Interest expense, net	(10.7)	(11.8)	(33.8)	(34.2)
Unallocated (losses) gains on derivative financial instruments	(0.7)	(22.5)	2.8	(14.0)
Unallocated currency exchange gains (losses)	0.7	(5.3)	(0.2)	(1.4)
Start-up expenses	(8.3)	(4.0)	(17.5)	(8.2)
Other expense, net (including research and development contract termination costs)	(1.0)	(13.3)	(2.7)	(7.8)

Income before income taxes	$40.0	$27.3	$139.2	$151.3

The following table shows our reportable segment assets as of September 30, 2012 and December 31, 2011:

	September 30, 2012	December 31, 2011
Assets
RPNA	$574.0	$514.7
RPEU	692.1	565.1
Extrusions	149.7	126.0
RSAA	292.4	277.4
RSEU	186.6	169.0
Unallocated assets	432.3	385.4

Total consolidated assets	$2,327.1	$2,037.6

7. STOCK-BASED COMPENSATION

Stock-based awards are granted under the Company’s 2010 Equity Incentive Plan (the “2010 Equity Plan”). Generally, stock options have a ten-year life and vest quarterly over four years. Generally, all restricted stock units and restricted shares also vest quarterly over four years. A portion of the stock options, as well as a portion of the restricted stock units and restricted shares, may vest upon a change in control event.

During the nine months ended September 30, 2012, we granted 87,500 stock options and 12,400 restricted stock units to certain members of our senior management and a nonemployee director.

During the three and nine months ended September 30, 2012, we recorded $2.8 and $8.1 of compensation expense, respectively, associated with stock options, restricted stock units and restricted shares. During the three and nine months ended September 30, 2011, we recorded $2.8 and $7.3 of compensation expense, respectively. At September 30, 2012, there was $19.8 of unearned compensation that is expected to be recorded over the next four years pertaining to the stock options, restricted stock units and restricted shares.

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

(in millions, except share and per share data)

8. INCOME TAXES

Our effective tax rate was 18.9% and 18.4% for the three and nine months ended September 30, 2012, respectively, and (1.1)% and 6.3% for the three and nine months ended September 30, 2011, respectively. The effective tax rate for the three and nine months ended September 30, 2012 and 2011 differed from the federal statutory rate applied to income and losses before income taxes primarily as a result of the mix of income, losses and tax rates between tax jurisdictions and valuation allowances.

We have valuation allowances recorded to reduce certain deferred tax assets to amounts that are more likely than not to be realized. The valuation allowances relate to the potential inability to realize our deferred tax assets associated with amortization, pension and postretirement liabilities in the U.S. and depreciation and net operating loss carryforwards in non-U.S. jurisdictions. We intend to maintain our valuation allowances until sufficient positive evidence exists (such as cumulative positive earnings and estimated future taxable income) to support their reversal.

As of September 30, 2012, we have $16.6 of unrecognized tax benefits. We recognize interest and penalties related to uncertain tax positions within the “Provision for (benefit from) income taxes” in the Consolidated Statements of Comprehensive Income. As of September 30, 2012, we had approximately $2.3 of accrued interest related to uncertain tax positions.

The 2005 through 2011 tax years remain open to examination. A non-U.S. jurisdiction commenced an examination in the fourth quarter of 2009 that is anticipated to be completed within six months of September 30, 2012.

9. EMPLOYEE BENEFIT PLANS

Defined Benefit Pension Plans

The components of the net periodic benefit expense are as follows:

	U.S. pension benefits
	For the three months ended September 30,		For the nine months ended September 30,
	2012	2011	2012	2011
Service cost	$0.7	$0.6	$2.2	$2.0
Interest cost	1.8	1.9	5.4	5.6
Amortization of net loss	0.1	—	0.3	—
Expected return on plan assets	(2.1)	(2.0)	(6.3)	(6.0)

Net periodic benefit expense	$0.5	$0.5	$1.6	$1.6

	European pension benefits
	For the three months ended September 30,		For the nine months ended September 30,
	2012	2011	2012	2011
Service cost	$0.6	$0.6	$1.9	$1.8
Interest cost	1.8	1.8	5.3	5.5

Expected return on plan assets	—	—	—	(0.1)

Net periodic benefit expense	$2.4	$2.4	$7.2	$7.2

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

(in millions, except share and per share data)

Other Postretirement Benefit Plans

The components of net postretirement benefit expense are as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2012	2011	2012	2011
Service cost	$—	$—	$—	$0.1
Interest cost	0.6	0.7	1.8	2.0
Amortization of net loss	0.1	—	0.3	—

Net postretirement benefit expense	$0.7	$0.7	$2.1	$2.1

10. DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS

We use forward contracts and options, as well as contractual price escalators, to reduce the risks associated with our metal, natural gas and other supply requirements and certain currency exposures. Generally, we enter into master netting arrangements with our counterparties and offset each type of net derivative position with the same counterparties against amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral under those arrangements in our Consolidated Balance Sheet. For classification purposes, we record the net fair value of each type of derivative position that is expected to settle in less than one year with each counterparty as a net current asset or liability and each type of long-term position as a net long-term asset or liability. At September 30, 2012, no cash collateral was posted. At December 31, 2011, we had posted cash collateral totaling approximately $0.5, of which $0.3 related to counterparties in a net asset position, and therefore, was recorded within “Prepaid expenses and other current assets” on the Consolidated Balance Sheet. The amounts shown in the table below represent the fair value of individual contracts, regardless of the net position presented in the Consolidated Balance Sheet:

	Fair Value of Derivatives as of
	September 30, 2012		December 31, 2011
Derivatives by type	Asset	Liability	Asset	Liability
Metal	$15.9	$(29.9)	$20.8	$(33.7)
Natural gas	0.2	(0.7)	—	(4.2)
Currency	—	—	0.3	—

Total	16.1	(30.6)	21.1	(37.9)
Effect of counterparty netting	(14.7)	14.7	(20.1)	20.1
Effect of cash collateral	—	—	—	0.2

Net derivatives as classified in the balance sheet	$1.4	$(15.9)	$1.0	$(17.6)

The fair value of our derivative financial instruments at September 30, 2012 and December 31, 2011 are recorded in the Consolidated Balance Sheet as follows:

Asset Derivatives	Balance Sheet Location	September 30, 2012	December 31, 2011
Metal	Prepaid expenses and other current assets	$—	$0.5
	Other long-term assets	1.2	0.2
Natural gas	Prepaid expenses and other current assets	0.2	—
Currency	Prepaid expenses and other current assets	—	0.3

Total		$1.4	$1.0

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

(in millions, except share and per share data)

Liability Derivatives	Balance Sheet Location	September 30, 2012	December 31, 2011
Metal	Accrued liabilities	$14.8	$10.1
	Other long-term liabilities	0.4	3.5
Natural gas	Accrued liabilities	0.7	4.0

Total		$15.9	$17.6

Derivative contracts are recorded at fair value under ASC 820, “Fair Value Measurements and Disclosures,” using quoted market prices and significant other observable inputs. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3—Inputs that are both significant to the fair value measurement and unobservable.

We endeavor to utilize the best available information in measuring fair value. Where appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads, and credit considerations. Such adjustments are generally based on available market evidence and unobservable inputs. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth our financial assets and liabilities that are accounted for at fair value on a recurring basis as of September 30, 2012 and the level in the fair value hierarchy:

	Fair value measurements at September 30, 2012 using:
Description	Total carrying value in the Consolidated Balance Sheet	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Derivative assets	$16.1	$—	$16.1	$—
Derivative liabilities	(30.6)	—	(30.6)	—

Net derivative assets	$(14.5)	$—	$(14.5)	$—

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

(in millions, except share and per share data)

Both realized and unrealized gains and losses on derivative financial instruments are included within “Losses (gains) on derivative financial instruments” in the Consolidated Statements of Comprehensive Income. Realized (gains) and losses on derivative financial instruments totaled the following:

	For the three months ended September 30,		For the nine months ended September 30,
	2012	2011	2012	2011
Metal	$(0.9)	$(22.6)	$(0.3)	$(18.6)
Natural gas	1.2	0.8	5.5	1.5
Currency	0.5	0.2	1.3	0.2

Metal Hedging

The selling prices of the majority of the orders for our rolled and extruded products are established at the time of order entry or, for certain customers, under long-term contracts. As the related raw materials used to produce these orders are purchased several months or years after the selling prices are fixed, margins are subject to the risk of changes in the purchase price of the raw materials used for these fixed price sales. In order to manage this transactional exposure, LME future or forward purchase contracts are purchased at the time the selling prices are fixed. As metal is purchased to fill these fixed price sales orders, LME future or forward contracts are then sold. We also maintain a significant amount of inventory on-hand to meet anticipated and unpriced future sales. In order to preserve the value of this inventory, LME future or forward contracts are sold at the time inventory is purchased. As sales orders are priced, LME future or forward contracts are purchased. These derivatives generally settle within three months. We can also use call option contracts, which function in a manner similar to the natural gas call option contracts discussed below, and put option contracts for managing metal price exposures. Option contracts require the payment of a premium which is recorded as a realized loss upon settlement or expiration of the option contract. Upon settlement of a put option contract, we receive cash and recognize a related gain if the LME closing price is less than the strike price of the put option. If the put option strike price is less than the LME closing price, no amount is paid and the option expires. As of September 30, 2012 and December 31, 2011, we had 0.2 and 0.2 metric tons of metal buy and sell forward contracts, respectively.

Natural Gas Hedging

To manage our price exposure for natural gas purchases, we fix the future price of a portion of our natural gas requirements by entering into financial hedge agreements. Under these agreements, payments are made or received based on the differential between the monthly closing price on the New York Mercantile Exchange (“NYMEX”) and the contractual hedge price. We also enter into call option contracts to manage the exposure to increasing prices while maintaining our ability to benefit from declining prices. Upon settlement of call option contracts, we receive cash and recognize a related gain if the NYMEX closing price exceeds the strike price of the call option. If the call option strike price exceeds the NYMEX closing price, no amount is received and the option expires. Option contracts require the payment of a premium which is recorded as a realized loss upon settlement or expiration of the option contract. Natural gas cost can also be managed through the use of cost escalators included in some of our long-term supply contracts with customers, which limits exposure to natural gas price risk. As of September 30, 2012 and December 31, 2011, we had 3.1 trillion and 2.3 trillion, respectively, of British thermal unit forward buy contracts.

Currency Exchange Hedging

The construction of the Zhenjiang rolling mill has increased Aleris Zhenjiang’s exposure to fluctuations in the euro as certain of the contracts to purchase equipment are denominated in euros while our source of funding is the

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

(in millions, except share and per share data)

U.S. dollar and RMB denominated China Loan Facility. Our equity contributions are primarily made in euros to mitigate this exposure. In addition, Aleris Zhenjiang has entered into euro call option contracts to manage this exposure if the U.S. dollar weakens while maintaining the benefit if the U.S. dollar strengthens. As with all of our other derivative financial instruments, these call option contracts are not accounted for as hedges and, as a result, the changes in fair value are recorded immediately in the Consolidated Statements of Comprehensive Income. These call option contracts cover periods consistent with known or expected exposures through 2012. As of September 30, 2012 and December 31, 2011, Aleris Zhenjiang had euro call option contracts covering a notional amount of $7.4 and $48.5, respectively.

Credit Risk

We are exposed to losses in the event of non-performance by the counterparties to the derivative financial instruments discussed above; however, we do not anticipate any non-performance by the counterparties. The counterparties are evaluated for creditworthiness and risk assessment prior to initiating trading activities with the brokers and periodically throughout each year while actively trading.

Other Financial Instruments

The carrying amount and fair value of our other financial instruments at September 30, 2012 and December 31, 2011 are as follows:

	September 30, 2012		December 31, 2011
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$105.8	$105.8	$231.4	$231.4
ABL Facility	—	—	—	—
Exchangeable Notes	44.2	104.1	44.1	107.4
Senior Notes	492.3	535.0	491.2	490.0
China Loan Facility	144.3	145.5	55.9	56.9

The following table sets forth our other financial instruments for which fair value is disclosed and the level in the fair value hierarchy within which the fair value measurements are categorized as of September 30, 2012:

	Fair value measurements at September 30, 2012 using:
Description	Total estimated fair value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash and cash equivalents	$105.8	$105.8	$—	$—
Exchangeable Notes	104.1	—	—	104.1
Senior Notes	535.0	535.0	—	—
China Loan Facility	145.5	—	—	145.5

The fair value of the Exchangeable Notes was estimated using a binomial lattice pricing model based on the fair value of Aleris Corporation common stock, a risk-free interest rate of 1.3% to 1.7% and expected equity volatility of 50%. Expected equity volatility was determined based on historical stock prices and implied and stated volatilities of our peer companies. The fair value of the Senior Notes was estimated using market quotations. The carrying amount of the China Loan Facility approximates fair value because the interest rate paid is variable, is set for periods of six months or less and there have been no significant changes in the credit risk of Aleris Zhenjiang subsequent to the inception of the China Loan Facility.

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

(in millions, except share and per share data)

11. EARNINGS PER SHARE

Basic earnings per share was computed using the two-class method by dividing net income available to common stockholders, after deducting undistributed earnings allocated to participating securities, by the average number of common shares outstanding during the period. Pursuant to the two-class method, all earnings, whether distributed or undistributed, are allocated to common stock and participating securities based on their respective rights to receive dividends. Unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are considered participating securities. The Company’s restricted stock units and restricted shares have nonforfeitable rights to dividends during the vesting period on a basis equivalent to the dividends paid to holders of the Company’s common stock, and, therefore, meet the definition of a participating security. No undistributed earnings have been allocated to the participating securities for the nine months ended September 30, 2011 earnings per share calculations based on the fact the cash dividend paid during the period exceeded our earnings. Diluted earnings per share was computed by giving effect to all potentially dilutive securities that were outstanding. The following table summarizes basic and diluted earnings per share (in millions, except per share data):

	For the three months ended September 30,		For the nine months ended September 30,
	2012	2011	2012	2011
Net income attributable to Aleris Corporation	$32.8	$27.9	$114.5	$141.8
Less: Preferred stock dividend (paid or unpaid)	(0.1)	(0.1)	(0.3)	(0.3)
Less: Undistributed earnings allocated to participating securities	(0.2)	(0.2)	(0.7)	—
Less: Redemption value adjustments to redeemable noncontrolling interest	(2.3)	—	(2.3)	—

Net income available to common stockholders—Basic	30.2	27.6	111.2	141.5
Add: Interest on Exchangeable Notes	0.7	0.6	2.1	1.9
Add: Preferred stock dividend (paid or unpaid)	0.1	0.1	0.3	0.3
Add: Undistributed earnings allocated to participating securities	0.2	0.2	0.7	—
Less: Undistributed earnings reallocated to participating securities	(0.2)	(0.2)	(0.7)	—

Net income available to common stockholders—Diluted	$31.0	$28.3	$113.6	$143.7

Average shares of common stock outstanding	31.1	31.0	31.0	31.0
Dilutive effect of:
Stock options	0.7	0.8	0.7	0.6
Restricted stock units and restricted shares	—	—	—	0.1
Redeemable preferred stock	0.2	0.2	0.2	0.1
Exchangeable Notes	2.1	2.0	2.1	1.5

Average dilutive shares of common stock outstanding	34.1	34.0	34.0	33.3

Basic earnings per share	$0.97	$0.89	$3.58	$4.57
Diluted earnings per share	$0.91	$0.84	$3.33	$4.30

The effect of certain stock options were excluded from the computations of the weighted average dilutive shares outstanding as inclusion would have resulted in antidilution. Additionally, restricted stock units and restricted shares were excluded from the computation of weighted average dilutive shares outstanding for the three and nine months ended September 30, 2012 and the three months ended September 30, 2011 as they are considered participating securities.

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

(in millions, except share and per share data)

A summary of these stock options, restricted stock units and restricted shares as of September 30, 2012 and 2011 is shown below (in millions, except per share data):

	For the three months ended September 30,		For the nine months ended September 30,
	2012	2011	2012	2011
Number of stock options	0.2	0.1	0.2	0.6
Weighted average exercise price	$47.69	$52.86	$47.69	$45.52
Restricted stock units and restricted shares	0.2	0.3	0.2	—
Weighted average grant date fair value	$32.22	$30.16	$32.22	$—

12. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

On February 9, 2011, Aleris International, Inc. issued the Senior Notes, and on October 23, 2012, Aleris International, Inc. issued the New Senior Notes (as defined in Note 13, “Subsequent Events”). Aleris Corporation, the direct parent of Aleris International, Inc., and certain of its subsidiaries (the “Guarantor Subsidiaries”) are guarantors of the indebtedness under the Senior Notes and New Senior Notes. Aleris Corporation and each of the Guarantor Subsidiaries have fully and unconditionally guaranteed, (subject, in the case of the Guarantor Subsidiaries, to customary release provisions as described below) on a joint and several basis, to pay principal and interest related to the Senior Notes and New Senior Notes and Aleris International, Inc. and each of the Guarantor Subsidiaries are directly or indirectly 100% owned subsidiaries of Aleris Corporation. For purposes of complying with the reporting requirements of Aleris International, Inc. and the Guarantor Subsidiaries, presented below are condensed consolidating financial statements of Aleris Corporation, Aleris International, Inc., the Guarantor Subsidiaries, and those other subsidiaries of Aleris Corporation that are not guaranteeing the indebtedness under the Senior Notes and New Senior Notes (the “Non-Guarantor Subsidiaries”). The condensed consolidating balance sheets are presented as of September 30, 2012 and December 31, 2011. The condensed consolidating statements of comprehensive income are presented for the three and nine months ended September 30, 2012 and 2011. The condensed consolidating statements of cash flows are presented for the nine months ended September 30, 2012 and 2011.

The guarantee of a Guarantor Subsidiary will be automatically and unconditionally released and discharged in the event of:

•	any sale of the Guarantor Subsidiary or of all or substantially all of its assets;

•	a Guarantor Subsidiary being designated as an “unrestricted subsidiary” in accordance with the indentures governing the Senior Notes and New Senior Notes;

•

the release or discharge of a Guarantor Subsidiary from its guarantee under the ABL Facility or other indebtedness that resulted in the obligation of the Guarantor Subsidiary under the indentures governing the Senior Notes and New Senior Notes; and

•	the requirements for legal defeasance or covenant defeasance or discharge of the indentures governing the Senior Notes and New Senior Notes having been satisfied.

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

(in millions, except share and per share data)

	As of September 30, 2012
	Aleris Corporation (Parent)	Aleris International, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current Assets
Cash and cash equivalents	$—	$—	$—	$105.8	$—	$105.8
Accounts receivable, net	—	1.3	198.3	296.6	—	496.2
Inventories	—	—	228.8	396.9	—	625.7
Deferred income taxes	—	—	1.4	4.6	—	6.0
Prepaid expenses and other current	—	0.7	8.6	10.1	—	19.4

Total Current Assets	—	2.0	437.1	814.0	—	1,253.1
Property, plant and equipment, net	—	—	359.3	587.1	—	946.4
Intangible assets, net	—	—	30.2	15.9	—	46.1
Deferred income taxes	—	—	—	33.9	—	33.9
Other long-term assets	—	13.5	2.5	31.6	—	47.6
Investments in subsidiaries/intercompany receivables, net	668.6	1,205.7	253.7	16.5	(2,144.5)	—

Total Assets	$668.6	$1,221.2	$1,082.8	$1,499.0	$(2,144.5)	$2,327.1

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable	$—	$5.0	$149.9	$214.7	$—	$369.6
Accrued liabilities	—	5.3	56.6	176.3	—	238.2
Deferred income taxes	—	—	—	6.2	—	6.2
Current portion of long-term debt	—	—	—	10.3	—	10.3

Total Current Liabilities	—	10.3	206.5	407.5	—	624.3
Long-term debt	—	536.5	—	148.4	—	684.9
Deferred income taxes	—	—	1.6	11.8	—	13.4
Accrued pension benefits	—	—	54.4	142.4	—	196.8
Accrued postretirement benefits	—	—	52.1	—	—	52.1
Other long-term liabilities	—	—	32.8	40.1	—	72.9

Total Long-Term Liabilities	—	536.5	140.9	342.7	—	1,020.1
Redeemable noncontrolling interests	—	5.6	—	8.5	—	14.1
Total Aleris Corporation equity	668.6	668.8	735.4	740.3	(2,144.5)	668.6

Total Liabilities and Equity	$668.6	$1,221.2	$1,082.8	$1,499.0	$(2,144.5)	$2,327.1

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

(in millions, except share and per share data)

	As of December 31, 2011
	Aleris Corporation (Parent)	Aleris International, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current Assets
Cash and cash equivalents	$—	$67.1	$—	$165.7	$(1.4)	$231.4
Accounts receivable, net	—	1.3	150.5	249.3	—	401.1
Inventories	—	—	220.7	365.0	—	585.7
Deferred income taxes	—	—	1.4	4.6	—	6.0
Prepaid expenses and other current	—	3.6	9.5	12.6	(2.7)	23.0

Total Current Assets	—	72.0	382.1	797.2	(4.1)	1,247.2
Property, plant and equipment, net	—	—	309.9	360.6	—	670.5
Intangible assets, net	—	—	31.8	15.9	—	47.7
Deferred income taxes	—	—	—	33.9	—	33.9
Other long-term assets	—	15.8	3.8	18.7	—	38.3
Investments in subsidiaries/intercompany receivables (payables), net	554.4	1,010.3	345.0	(21.4)	(1,888.3)	—

Total Assets	$554.4	$1,098.1	$1,072.6	$1,204.9	$(1,892.4)	$2,037.6

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable	$—	$3.3	$106.4	$179.1	$(1.4)	$287.4
Accrued liabilities	—	—	92.5	143.3	(2.7)	233.1
Deferred income taxes	—	—	—	6.2	—	6.2
Current portion of long-term debt	—	—	—	6.9	—	6.9

Total Current Liabilities	—	3.3	198.9	335.5	(4.1)	533.6
Long-term debt	—	535.4	—	59.7	—	595.1
Deferred income taxes	—	—	1.5	3.6	—	5.1
Accrued pension benefits	—	—	65.4	140.8	—	206.2
Accrued postretirement benefits	—	—	52.9	—	—	52.9
Other long-term liabilities	—	0.1	32.4	46.1	—	78.6

Total Long-Term Liabilities	—	535.5	152.2	250.2	—	937.9
Redeemable noncontrolling interest	—	5.4	—	—	—	5.4
Total Aleris Corporation equity	554.4	553.9	721.5	612.9	(1,888.3)	554.4
Noncontrolling interest	—	—	—	6.3	—	6.3

Total Liabilities and Equity	$554.4	$1,098.1	$1,072.6	$1,204.9	$(1,892.4)	$2,037.6

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

(in millions, except share and per share data)

	For the three months ended September 30, 2012 (Successor)
	Aleris Corporation (Parent)	Aleris International, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$—	$—	$499.8	$582.2	$(1.0)	$1,081.0
Cost of sales	—	—	456.7	505.1	(1.0)	960.8

Gross profit	—	—	43.1	77.1	—	120.2
Selling, general and administrative expenses	—	0.1	30.3	36.1	—	66.5
Losses on derivative financial instruments	—	—	0.3	1.0	—	1.3
Other operating expense, net	—	—	0.4	0.4	—	0.8

Operating (loss) income	—	(0.1)	12.1	39.6	—	51.6
Interest expense, net	—	—	10.7	—	—	10.7
Other (income) expense, net	—	—	(1.2)	2.1	—	0.9
Equity in net earnings of affiliates	(32.8)	(32.9)	(0.4)	—	66.1	—

Income before income taxes	32.8	32.8	3.0	37.5	(66.1)	40.0
(Benefit from) provision for income taxes	—	—	(0.6)	8.1	—	7.5

Net income	32.8	32.8	3.6	29.4	(66.1)	32.5
Net loss attributable to noncontrolling interest	—	—	—	(0.3)	—	(0.3)

Net income attributable to Aleris Corporation	$32.8	$32.8	$3.6	$29.7	$(66.1)	$32.8

Comprehensive income	44.8	44.8	4.5	40.5	(90.1)	44.5
Comprehensive loss attributable to noncontrolling interest	—	—	—	(0.3)	—	(0.3)

Comprehensive income attributable to Aleris Corporation	$44.8	$44.8	$4.5	$40.8	$(90.1)	$44.8

	For the nine months ended September 30, 2012 (Successor)
	Aleris Corporation (Parent)	Aleris International, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$—	$—	$1,579.5	$1,820.7	$(8.0)	$3,392.2
Cost of sales	—	—	1,444.0	1,582.4	(8.0)	3,018.4

Gross profit	—	—	135.5	238.3	—	373.8
Selling, general and administrative expenses	—	0.2	91.3	103.5	—	195.0
Losses (gains) on derivative financial instruments	—	—	4.3	(1.0)	—	3.3
Other operating expense, net	—	—	1.0	1.1	—	2.1

Operating (loss) income	—	(0.2)	38.9	134.7	—	173.4
Interest expense, net	—	—	32.6	1.2	—	33.8
Other (income) expense, net	—	—	(3.7)	4.1	—	0.4
Equity in net earnings of affiliates	(114.5)	(114.7)	(1.5)	—	230.7	—

Income before income taxes	114.5	114.5	11.5	129.4	(230.7)	139.2
(Benefit from) provision for income taxes	—	—	(0.7)	26.3	—	25.6

Net income	114.5	114.5	12.2	103.1	(230.7)	113.6
Net loss attributable to noncontrolling interest	—	—	—	(0.9)	—	(0.9)

Net income attributable to Aleris Corporation	$114.5	$114.5	$12.2	$104.0	$(230.7)	$114.5

Comprehensive income	110.9	110.9	12.3	99.3	(223.5)	109.9
Comprehensive loss attributable to noncontrolling interest	—	—	—	(1.0)	—	(1.0)

Comprehensive income attributable to Aleris Corporation	$110.9	$110.9	$12.3	$100.3	$(223.5)	$110.9

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

(in millions, except share and per share data)

	For the three months ended September 30, 2011 (Successor)
	Aleris Corporation (Parent)	Aleris International, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$—	$—	$562.5	$687.2	$(2.6)	$1,247.1
Cost of sales	—	—	520.7	608.0	(2.6)	1,126.1

Gross profit	—	—	41.8	79.2	—	121.0
Selling, general and administrative expenses	—	0.1	28.9	47.2	—	76.2
(Gains) losses on derivative financial instruments	—	—	(6.8)	7.5	—	0.7
Other operating expense, net	—	—	0.9	1.5	—	2.4

Operating (loss) income	—	(0.1)	18.8	23.0	—	41.7
Interest expense, net	—	—	10.8	1.0	—	11.8
Other (income) expense, net	—	—	(0.9)	3.5	—	2.6
Equity in net earnings of affiliates	(27.9)	(28.0)	(3.3)	—	59.2	—

Income before income taxes	27.9	27.9	12.2	18.5	(59.2)	27.3
Provision for (benefit from) income taxes	—	—	1.0	(1.3)	—	(0.3)

Net income	27.9	27.9	11.2	19.8	(59.2)	27.6
Net loss attributable to noncontrolling interest	—	—	—	(0.3)	—	(0.3)

Net income attributable to Aleris Corporation	$27.9	$27.9	$11.2	$20.1	$(59.2)	$27.9

Comprehensive income (loss)	1.7	1.7	9.0	(4.1)	(6.8)	1.5
Comprehensive loss attributable to noncontrolling interest	—	—	—	(0.2)	—	(0.2)

Comprehensive income (loss) attributable to Aleris Corporation	$1.7	$1.7	$9.0	$(3.9)	$(6.8)	$1.7

	For the nine months ended September 30, 2011 (Successor)
	Aleris Corporation (Parent)	Aleris International, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$—	$—	$1,648.6	$2,126.8	$(8.7)	$3,766.7
Cost of sales	—	—	1,507.8	1,883.4	(8.7)	3,382.5

Gross profit	—	—	140.8	243.4	—	384.2
Selling, general and administrative expenses	—	0.1	81.4	124.5	—	206.0
(Gains) losses on derivative financial instruments	—	—	(5.4)	1.9	—	(3.5)
Other operating expense (income), net	—	—	2.0	(1.6)	—	0.4

Operating (loss) income	—	(0.1)	62.8	118.6	—	181.3
Interest expense, net	—	—	29.3	4.9	—	34.2
Other (income) expense, net	—	(0.2)	(5.9)	1.9	—	(4.2)
Equity in net earnings of affiliates	(141.8)	(141.7)	(7.1)	—	290.6	—

Income before income taxes	141.8	141.8	46.5	111.8	(290.6)	151.3
Provision for income taxes	—	—	1.6	8.0	—	9.6

Net income	141.8	141.8	44.9	103.8	(290.6)	141.7
Net loss attributable to noncontrolling interest	—	—	—	(0.1)	—	(0.1)

Net income attributable to Aleris Corporation	$141.8	$141.8	$44.9	$103.9	$(290.6)	$141.8

Comprehensive income	145.6	145.6	45.6	107.1	(298.3)	145.6
Comprehensive income attributable to noncontrolling interest	—	—	—	—	—	—

Comprehensive income attributable to Aleris Corporation	$145.6	$145.6	$45.6	$107.1	$(298.3)	$145.6

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

(in millions, except share and per share data)

	For the nine months ended September 30, 2012 (Successor)
	Aleris Corporation (Parent)	Aleris International, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided (used) by operating activities	$0.8	$(37.6)	$97.3	$30.1	$1.4	$92.0
Investing activities
Payments for property, plant and equipment	—	—	(96.9)	(188.6)	—	(285.5)
Purchase of a business	—	—	—	(21.5)	—	(21.5)
Other	—	—	(0.4)	0.2	—	(0.2)
Net investment in subsidiaries	—	(29.3)	—	29.3	—	—

Net cash used by investing activities	—	(29.3)	(97.3)	(180.6)	—	(307.2)
Financing activities
Proceeds from China Loan Facility	—	—	—	88.5	—	88.5
Net proceeds from other long-term debt	—	—	—	2.0	—	2.0
Debt issuance costs	—	(0.1)	—	(0.3)	—	(0.4)
Other	(0.8)	(0.1)	—	(0.5)	—	(1.4)

Net cash (used) provided by financing activities	(0.8)	(0.2)	—	89.7	—	88.7
Effect of exchange rate differences on cash and cash equivalents	—	—	—	0.9	—	0.9

Net decrease in cash and cash equivalents	—	(67.1)	—	(59.9)	1.4	(125.6)
Cash and cash equivalents at beginning of period	—	67.1	—	165.7	(1.4)	231.4

Cash and cash equivalents at end of period	$—	$—	$—	$105.8	$—	$105.8

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

(in millions, except share and per share data)

	For the nine months ended September 30, 2011 (Successor)
	Aleris Corporation (Parent)	Aleris International, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by operating activities	$400.0	$31.2	$49.2	$69.3	$(400.0)	$149.7
Investing activities
Payments for property, plant and equipment	—	—	(49.2)	(59.2)	—	(108.4)
Proceeds from the sale of property, plant and equipment	—	—	—	7.8	—	7.8
Net investment in subsidiaries	—	(50.0)	—	50.0	—	—
Other	—	—	—	(0.4)	—	(0.4)

Net cash used by investing activities	—	(50.0)	(49.2)	(1.8)	—	(101.0)
Financing activities
Proceeds from issuance of Senior Notes, net of discount of $10.0	—	490.0	—	—	—	490.0
Proceeds from China Loan Facility	—	—	—	11.5	—	11.5
Net payments on other long-term debt	—	—	—	(1.0)	—	(1.0)
Debt issuance costs	—	(7.0)	—	(0.2)	—	(7.2)
Contributions from noncontrolling interests	—	—	—	7.6	—	7.6
Dividends paid	(400.0)	(400.0)	—	—	400.0	(400.0)
Other	—	(0.2)	—	2.2	—	2.0

Net cash (used) provided by financing activities	(400.0)	82.8	—	20.1	400.0	102.9
Effect of exchange rate differences on cash and cash equivalents	—	—	—	0.8	—	0.8

Net increase in cash and cash equivalents	—	64.0	—	88.4	—	152.4
Cash and cash equivalents at beginning of period	—	37.9	—	75.6	—	113.5

Cash and cash equivalents at end of period	$—	$101.9	$—	$164.0	$—	$265.9

13. SUBSEQUENT EVENTS

New Senior Notes due 2020

On October 23, 2012, Aleris International, Inc. issued $500.0 aggregate principal amount of 7 7/8% Senior Notes due 2020 (the “New Senior Notes”) under an indenture (the “New Indenture”) with U.S. Bank National Association, as trustee. Interest on the New Senior Notes will be payable in cash semi-annually in arrears on May 1st and November 1st of each year, commencing May 1, 2013. Interest on the New Senior Notes will accrue

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

(in millions, except share and per share data)

from the most recent date to which interest has been paid, or if no interest has been paid, from October 23, 2012. The New Senior Notes mature on November 1, 2020.

The New Senior Notes are jointly and severally, irrevocably and unconditionally guaranteed on a senior unsecured basis, by each direct and indirect restricted subsidiary that is a domestic subsidiary and that guarantees our obligations under the ABL Facility and the Senior Notes, as primary obligor and not merely as surety. In addition, on December 12, 2012, Aleris Corporation became a guarantor of the New Senior Notes pursuant to a supplement to the New Indenture. The New Senior Notes and the guarantees thereof are our unsecured senior obligations and rank (i) equally in right of payment to all of our existing and future debt and other obligations that are not, by their terms, expressly subordinated in right of payment to the New Senior Notes (including the existing Senior Notes); (ii) be effectively subordinated in right of payment to all of our existing and future secured debt (including any borrowings under our ABL Facility), to the extent of the value of the assets securing such debt; (iii) be structurally subordinated to all existing and future debt and other obligations, including trade payables, of each of our subsidiaries that is not a guarantor of the New Senior Notes; and (iv) rank senior in right of payment to our existing and future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the New Senior Notes, including our Exchangeable Notes.

We are not required to make any mandatory redemption or sinking fund payments with respect to the New Senior Notes other than as set forth in the New Indenture relating to certain tax matters, but under certain circumstances, we may be required to offer to purchase New Senior Notes as described below. We may from time to time acquire New Senior Notes by means other than redemption, whether by tender offer, in open market purchases, through negotiated transactions or otherwise, in accordance with applicable securities laws.

Except as described below, the New Senior Notes are not redeemable at our option prior to November 1, 2015. From and after November 1, 2015, we may redeem the New Senior Notes, in whole or in part, upon not less than 30 nor more than 60 days’ prior notice at a redemption price equal to 105.9% of principal amount, declining annually to 100.0% of the principal amount on November 1, 2018, plus accrued and unpaid interest, and Additional Interest (as defined in the New Indenture), if any, thereon to the applicable redemption date.

Prior to November 1, 2015, we may, at our option, redeem up to 40% of the sum of the aggregate principal amount of the New Senior Notes originally issued under the New Indenture and the aggregate principal amount of any additional notes issued under the New Indenture after the issue date at a redemption price equal to 107.9% of the aggregate principal amount thereof, plus accrued and unpaid interest, and Additional Interest, if any, thereon to the redemption date, with the net cash proceeds of one or more equity offerings of Aleris International, Inc. or any direct or indirect parent of Aleris International, Inc. to the extent such net proceeds are contributed to us provided that at least 60% of the sum of the aggregate principal amount of New Senior Notes originally issued under the New Indenture and the aggregate principal amount of any additional notes issued under the New Indenture after the issue date remain outstanding immediately after the occurrence of each such redemption and each such redemption occurs within 180 days of the date of closing of each equity offering. At any time prior to November 1, 2015, we may also redeem all or a part of the New Senior Notes, upon not less than 30 nor more than 60 days’ prior notice, at a redemption price equal to 100% of the principal amount of New Senior Notes redeemed plus an applicable premium, as provided in the New Indenture, as of, and accrued and unpaid interest and Additional Interest, if any, to the redemption date.

Upon the occurrence of a change in control (as defined in the New Indenture), each holder of the New Senior Notes has the right to require us to repurchase some or all of such holder’s New Senior Notes at a price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase.

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

(in millions, except share and per share data)

The New Indenture contains covenants that limit our ability and certain of our subsidiaries’ ability to:

•	incur additional debt;

•	pay dividends or distributions on our capital stock or redeem, repurchase or retire our capital stock or subordinated debt;

•	issue preferred stock of restricted subsidiaries;

•	make certain investments;

•	create liens on our or our subsidiary guarantors’ assets to secure debt;

•	enter into sale and leaseback transactions;

•	create restrictions on the payment of dividends or other amounts to us from our restricted subsidiaries that are not guarantors of the notes;

•	enter into transactions with affiliates;

•	merge or consolidate with another company; and

•	sell assets, including capital stock of our subsidiaries.

These covenants are subject to a number of important limitations and exceptions.

The New Indenture also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, interest and any other monetary obligations on all outstanding New Senior Notes to be due and payable immediately.

ALERIS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

(in millions, except share and per share data)

The following presents our Consolidated Balance Sheet as of September 30, 2012 on a pro forma basis as if the New Senior Notes had been issued on September 30, 2012:

	Historical	Pro Forma Adjustments	Pro Forma
ASSETS

Current Assets
Cash and cash equivalents	$105.8	$489.5	$595.3
Accounts receivable, net	496.2	—	496.2
Inventories	625.7	—	625.7
Deferred income taxes	6.0	—	6.0
Prepaid expenses and other current assets	19.4	—	19.4

Total Current Assets	1,253.1	489.5	1,742.6
Property, plant and equipment, net	946.4	—	946.4
Intangible assets, net	46.1	—	46.1
Deferred income taxes	33.9	—	33.9
Other long-term assets	47.6	1.8	49.4

Total Assets	$2,327.1	$491.3	$2,818.4

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Accounts payable	$369.6	$—	$369.6
Accrued liabilities	238.2	—	238.2
Deferred income taxes	6.2	—	6.2
Current portion of long-term debt	10.3	—	10.3

Total Current Liabilities	624.3	—	624.3
Long-term debt	684.9	491.3	1,176.2
Deferred income taxes	13.4	—	13.4
Accrued pension benefits	196.8	—	196.8
Accrued postretirement benefits	52.1	—	52.1
Other long-term liabilities	72.9	—	72.9

Total Long-Term Liabilities	1,020.1	491.3	1,511.4
Redeemable noncontrolling interests	14.1	—	14.1
Stockholders’ Equity
Common stock	0.3	—	0.3
Additional paid-in capital	569.3	—	569.3
Retained earnings	131.5	—	131.5
Accumulated other comprehensive loss	(32.5)	—	(32.5)

Total Aleris Corporation Equity	668.6	—	668.6
Noncontrolling interest	—	—	—

Total Equity	668.6	—	668.6

Total Liabilities and Equity	$2,327.1	$491.3	$2,818.4

Parent Guarantee

On December 12, 2012, Aleris Corporation became a guarantor of the Senior Notes pursuant to a supplement to the Indenture.

Change in Aleris Zhenjiang Equity Interest

Subsequent to the end of the third quarter, we increased our equity ownership percentage in Aleris Zhenjiang to approximately 96%.

Until March 21, 2013 all dealers that effect transactions in the exchange notes may be required to deliver a prospectus.